Form 10-K, Exhibit 13
period 1996-01-31
RAVEN INDUSTRIES INC
filed 1996-04-17
CIK 82166

BUSINESS SEGMENTS

(Dollars in thousands)                                  Years ended January 31
                                 1996        1995          1994        1993        1992          1991
- -------------------------------------------------------------------------------------------------------
ELECTRONICS
Sales .....................   $  32,962   $  31,959      $  35,771   $  34,538   $  35,243    $  26,420
Operating income ..........       4,600       2,753(a)       4,529       5,146       5,963        3,006
Identifiable assets .......      19,204      16,912         18,838      19,082      15,622       12,832
Capital expenditures ......         807         552            985         953         823          714
Depreciation & amortization       1,077         872            804         712         639          470

PLASTICS
Sales .....................   $  55,281   $  48,971      $  40,386   $  36,070   $  31,568    $  32,998
Operating income ..........       3,267       3,470          2,815       2,625       2,406        2,045
Identifiable assets .......      26,092      25,817         16,796      13,769      12,874       13,977
Capital expenditures ......       2,973       6,387          3,587       1,305       1,194          926
Depreciation & amortization       2,414       1,845          1,263       1,245       1,302        1,417

SEWN PRODUCTS
Sales .....................   $  32,201   $  40,790      $  45,311   $  40,606   $  33,798    $  26,084
Operating income (loss) ...       1,694       2,913          3,096       1,375        (231)       2,260
Identifiable assets .......      13,934      16,384         16,510      17,760      12,879       13,819
Capital expenditures ......         396         765          1,141         888       1,620        1,419
Depreciation & amortization         719         832            803         683         570          355

CORPORATE & OTHER
Identifiable assets .......   $   8,323   $   6,523      $   8,453   $   4,202   $   5,153    $   3,475
Capital expenditures ......          10          49             71          13         235          118
Depreciation & amortization          32          33             27          23          26           27

TOTAL COMPANY
Sales .....................   $ 120,444   $ 121,720      $ 121,468   $ 111,214   $ 100,609    $  85,502
Operating income ..........       9,561       9,136(a)      10,440       9,146       8,138        7,311
Identifiable assets .......      67,553      65,636         60,597      54,813      46,528       44,103
Capital expenditures ......       4,186       7,753          5,784       3,159       3,872        3,177
Depreciation & amortization       4,242       3,582          2,897       2,663       2,537        2,269


(a) Includes the $1.8 million Beta Raven charge (See Note 4).



                        PRODUCT LINES BY BUSINESS SEGMENT

[GRAPHIC]
AN ELECTRONICS GRAPHIC

* Contract electronics assembly
* Flow controls-precision farming
* Feedmill and bakery automation
* Military radio assemblies

[GRAPHIC]
A PLASTICS GRAPHIC

* Sheeting
* Storage/sprayer tanks
* Research balloons
* Pickup-truck toppers

[GRAPHIC]
A SEWN PRODUCTS GRAPHIC

* Performance outerwear
* Sport balloons
* Inflatables

                                  ELEVEN-YEAR FINANCIAL SUMMARY

(Dollars in thousands, except per share data)

Years ended January 31                          1996          1995          1994           1993          1992
- -----------------------------------------------------------------------------------------------------------------
OPERATIONS FOR YEAR
Net sales .................................   $ 120,444     $ 121,720     $ 121,468     $ 111,214     $ 100,609
Gross profit ..............................      22,660        23,968        23,574        21,048        19,109
Operating income ..........................       9,561         9,136(a)     10,440         9,146         8,138
Pretax income .............................       9,566         9,372        10,638         9,182         8,067
Net income ................................       6,197         6,088         6,954         6,030         5,306
Net income % of sales .....................         5.1%          5.0%          5.7%          5.4%          5.3%
Net income % of beginning equity ..........        13.6%         14.8%         19.6%         19.7%         20.2%
Cash dividends ............................       2,130         1,843         1,545         1,316         1,165

FINANCIAL POSITION
Current assets ............................   $  45,695     $  43,795     $  45,037     $  42,476     $  34,798
Current liabilities .......................      14,771        15,078        16,088        15,253        11,284
Working capital ...........................      30,924        28,717        28,949        27,223        23,514
Current ratio .............................        3.09          2.90          2.80          2.78          3.08
Net plant and equipment ...................      18,069        18,570        13,371        10,457         9,947
Total assets ..............................      67,553        65,636        60,597        54,813        46,528
Long-term debt ............................       2,816         4,179         2,539         3,224         3,676
Shareholders' equity ......................      49,151        45,526        41,100        35,530        30,601
Long-term debt/total capitalization .......         5.4%          8.4%          5.8%          8.3%         10.7%
Inventory turnover (CGS/year-end inventory)         4.1           4.4           4.4           3.8           4.2

CASH FLOWS PROVIDED BY (USED IN)
Operating activities ......................   $   9,687     $   7,452     $  11,257     $   3,475     $   7,489
Investing activities ......................      (4,158)      (10,000)       (5,908)       (3,107)       (3,886)
Financing activities ......................      (4,029)          406        (2,042)       (1,659)       (2,518)
Increase (decrease) in cash ...............       1,500        (2,142)        3,307        (1,291)        1,085

COMMON STOCK DATA
Net income per share ......................   $    1.30     $    1.27     $    1.45     $    1.27     $    1.13
Cash dividends per share ..................        0.45          0.39          0.33          0.28          0.25
Book value per share ......................       10.28          9.62          8.76          7.60          6.63
Stock price range during year
   High ...................................       20.75         24.50         23.50         21.50         15.83
   Low ....................................       15.50         18.00         18.00         13.83          8.00
Shares outstanding, average (in thousands)        4,782         4,791         4,796         4,763         4,713
Shares outstanding, year-end (in thousands)       4,716         4,735         4,694         4,676         4,629
Number of shareholders, year-end ..........       3,190         3,031         3,173         3,147         2,775

OTHER DATA
Average number of employees ...............       1,368         1,414         1,435         1,316         1,252
Sales per employee ........................   $      88     $      86     $      85     $      85     $      80
Backlog ...................................   $  32,539     $  29,661     $  36,403     $  49,033     $  48,200


(WIDE TABLE CONTINUED)


Years ended January 31                           1991          1990         1989           1988         1987          1986
- ------------------------------------------------------------------------------------------------------------------------------


OPERATIONS FOR YEAR
Net sales .................................   $  85,502     $  90,973     $  77,563     $  64,305     $  52,303     $  41,899
Gross profit ..............................      17,685        18,177        14,857        14,292        12,303         9,538
Operating income ..........................       7,311         7,461         5,127         4,983         4,250         2,518
Pretax income .............................       7,071         6,831         4,578         4,390         3,919         2,412
Net income ................................       4,605         4,235         2,930         2,656         2,122         1,611
Net income % of sales .....................         5.4%          4.7%          3.8%          4.1%          4.1%          3.8%
Net income % of beginning equity ..........        20.2%         19.7%         15.3%         15.5%         13.5%         11.0%
Cash dividends ............................       1,014           849           732           680           659           653

FINANCIAL POSITION
Current assets ............................   $  33,900     $  30,570     $  24,976     $  21,795     $  18,416     $  17,932
Current liabilities .......................      12,147        11,247         9,633         8,799         6,621         5,177
Working capital ...........................      21,753        19,323        15,342        12,997        11,795        12,755
Current ratio .............................        2.79          2.72          2.59          2.48          2.78          3.46
Net plant and equipment ...................       8,368         7,163         8,702         9,672         7,855         5,047
Total assets ..............................      44,103        39,547        35,892        33,920        28,847        23,899
Long-term debt ............................       4,679         4,966         4,115         5,254         4,485         2,742
Shareholders' equity ......................      26,236        22,802        21,448        19,170        17,155        15,659
Long-term debt/total capitalization .......        15.1%         17.5%         15.7%         20.9%         20.2%         14.6%
Inventory turnover (CGS/year-end inventory)         3.4           4.1           4.6           4.1           3.5           4.5

CASH FLOWS PROVIDED BY (USED IN)
Operating activities ......................   $   5,583     $   2,404     $   3,908     $   4,108     $   2,046     $   2,721
Investing activities ......................      (3,113)       (1,308)       (1,331)       (3,598)       (4,545)       (1,733)
Financing activities ......................      (2,071)       (1,875)       (1,869)          274        (1,084)         (542)
Increase (decrease) in cash ...............         399          (779)          708           784        (3,583)          446

COMMON STOCK DATA
Net income per share ......................   $    0.98     $    0.87     $    0.61     $    0.55      $   0.45     $    0.34
Cash dividends per share ..................        0.22          0.18          0.15          0.14          0.14          0.14
Book value per share ......................        5.77          5.01          4.48          4.03          3.63          3.34
Stock price range during year
   High ...................................        9.75         10.00          5.75          7.09          5.59          4.87
   Low ....................................        6.42          5.33          4.37          4.21          3.59          3.33
Shares outstanding, average (in thousands)        4,704         4,839         4,826         4,811         4,754         4,737
Shares outstanding, year-end (in thousands)       4,559         4,554         4,785         4,758         4,734         4,686
Number of shareholders, year-end ..........       2,526         1,898         1,925         2,000         1,869         1,859

OTHER DATA
Average number of employees ...............       1,141         1,234         1,138         1,019           864           796
Sales per employee ........................   $      75     $      74     $      68     $      63     $      61     $      53
Backlog ...................................   $  53,587     $  42,078     $  33,436     $  21,424     $  19,808     $  19,051


All per share, shares outstanding and market price data reflect the October 1992 three-for-two and the July 1989 two-for-one stock splits. All other figures are as reported.

(a)  Includes the $1.8 million Beta Raven charge (See Note 4).


                                    14 AND 15

                          FINANCIAL REVIEW AND ANALYSIS

RESULTS OF OPERATIONS: MARGIN ANALYSIS
(In thousands, except per share data)

                                           FISCAL 1996                     Fiscal 1995              Fiscal 1994
                                                %         %                    %         %                    %         %
                                AMOUNT        SALES    CHANGE    Amount      Sales    Change     Amount     Sales    Change
- --------------------------------------------------------------------------------------------------------------------------

Net sales ..................   $120,444       100.0     -1.0   $121,720      100.0     + 0.2    $121,468    100.0    + 9.2
Gross profit ...............     22,660        18.8     -5.5     23,968       19.7     + 1.7      23,574     19.4    +12.0
Beta Raven charge ..........                                      1,800        1.5
Other operating expenses ...     13,099        10.9     +0.5     13,032       10.7     - 0.8      13,134     10.8    +10.4
Operating income ...........      9,561         7.9     +4.7      9,136        7.5     -12.5      10,440      8.6    +14.1
Income before income taxes .      9,566         7.9     +2.1      9,372        7.7     -11.9      10,638      8.8    +15.9
Income taxes ...............      3,369         2.8     +2.6      3,284        2.7     -10.9       3,684      3.0    +16.9
Net income .................      6,197         5.1     +1.8      6,088        5.0     -12.5       6,954      5.7    +15.3
Net income per share .......       1.30                 +2.4       1.27                -12.4        1.45             +14.2
Average shares outstanding .      4,782                 -0.2      4,791                 -0.1       4,796             + 0.7
Effective income tax rate ..       35.2%                +0.6       35.0%                +1.2%       34.6%            + 0.9

LONG-TERM PERFORMANCE

     Three factors dominated the company's financial performance in fiscal 1996: the warm winter of 1994-1995 depressed outerwear sales, startup costs at a new pickup-truck topper plant were higher than planned, and the loss of defense orders in the Electronics segment was more rapid than expected. Sales have been flat over the past three years. Growth in commercial business was offset by the drop in defense sales to the U.S. government. Commercial sales were $96.7 million in fiscal 1994 and grew to $116.4 million in fiscal 1996. Although the company continues to bid on defense contracts, this activity is no longer critical to the success of the company. Defense revenues were only $4.1 million in fiscal 1996, down from $24.8 million in fiscal 1994.

     Net earnings of $6.2 million or $1.30 per share, although below management expectations, were the second highest in company history. The company returned nearly 14% on shareholders equity, and 5% on sales; increased the book value of the company by 7%; paid a record per share dividend and invested for future growth.


Fiscal years            1996    1995    1994    1993    1992   1991
- --------------------------------------------------------------------
Net income as % of
Sales ............      5.1%    5.0%    5.7%    5.4%    5.3%    5.4%
Average assets ...      9.3%    9.6%   12.1%   11.9%   11.7%   11.0%
Beginning equity .     13.6%   14.8%   19.6%   19.7%   20.2%   20.2%

SEGMENT ANALYSIS

     The following table summarizes sales and gross profits in the company's three business segments for each of the past three fiscal years:

SALES
(Dollars in thousands)

                     1996                1995                 1994
               AMOUNT   % CHANGE     Amount  % Change    Amount  % Change
- -------------------------------------------------------------------------
Electronics .   $ 32,962   + 3.1    $ 31,959   - 10.7   $ 35,771   +  3.6
Plastics ....     55,281   +12.9      48,971   + 21.3     40,386   + 12.0
Sewn Products     32,201   -21.1      40,790   - 10.0     45,311   + 11.6
                --------            --------            --------
Total .......   $120,444   - 1.0    $121,720   +  0.2   $121,468   +  9.2


GROSS PROFITS
(Dollars in thousands)

                      1996                 1995                 1994
                 AMOUNT % SALES      Amount   % Sales    Amount      % Sales
- ----------------------------------------------------------------------------
Electronics .   $ 7,841     23.8    $ 7,581     23.7     $ 7,767       21.7
Plastics ....     9,450     17.1      9,227     18.8       8,164       20.2
Sewn Products     5,369     16.7      7,160     17.6       7,643       16.9
                --------            --------            --------
Total .......   $22,660     18.8    $23,968     19.7     $23,574       19.4


ELECTRONICS SEGMENT

FISCAL 1996 VERSUS FISCAL 1995

     Sales of flow control devices for precision farming increased by more than 30% in fiscal 1996 and totaled nearly $13.5 million. Defense electronics sales dropped from $10.6 million in fiscal 1995 to $3.9 million in fiscal 1996 as a result of lower levels of procurement by the U.S. government. Higher deliveries under commercial contracts partially offset the reduction of defense contract activity. Beta Raven sales of process control systems were at approximately the same level as in fiscal 1995. The gross profit increase reflected higher sales of commercial products. Additionally, improved efficiencies at Beta Raven raised their gross profit rate. These improvements were partially offset by the impact of idle capacity that resulted from the drop in defense business.

FISCAL 1995 VERSUS FISCAL 1994

     Defense electronics sales decreased from $13.6 million in fiscal 1994 to $10.6 million in fiscal 1995. Sales of bakery process control systems produced by the company's Beta Raven subsidiary also declined. Agricultural flow control devices experienced a 24% sales increase as new products were well received in the market. An improved overall gross profit rate in the Electronics Segment partially offset the profit impact of lower sales in fiscal 1995. Agricultural electronics carried higher margins than the government business replaced. Profitability also improved on defense shipments in fiscal 1995.

     During fiscal 1995, it became apparent that the approach taken by the company's Beta Raven subsidiary to automate bakeries was more technologically complex than originally estimated. Raven management assumed more direct control of this subsidiary, replacing top management. The number of Beta Raven employees was reduced by 65. Products with high technological risk were de-emphasized or abandoned. The company incurred a $1.2 million write-down of development costs and inventories and accrued $.6 million related to cost overruns on bakery installations and employee severance costs.

PROSPECTS

     Order backlog for Electronics segment products at January 31, 1996 was up more than $4 million from the prior year. The acquisition, in late fiscal 1996, of additional product offerings for precision farming, if properly integrated into the existing product line, is expected to increase revenues in fiscal 1997. Growth projections for the total company depend on more than 40% sales growth in this segment. Timely delivery of quality products under commercial contracts during the first half of the year is crucial to obtaining additional orders and progressing toward a successful year for the company. Meeting the demands of new technologies and customers is expected to decrease the gross profit rate from fiscal 1996 levels in this segment.

                                    [GRAPH]

ELECTRONICS SEGMENT
(DOLLARS IN MILLIONS)

                          GROSS
YEAR         SALES       PROFITS
'94          35.771       7.767
'95          31.959       7.581
'96          32.962       7.841


PLASTICS SEGMENT

FISCAL 1996 VERSUS FISCAL 1995

     Sales of engineered films increased 20% in fiscal 1996 and totaled $23.7 million. Process improvements and expansion of production capacity allowed the company to meet demand for new products and to supply films needed in response to hurricane damage in the United States. Sales of plastic tanks increased 20% as demand for agricultural tanks was strong. Pickup-truck topper sales also increased, but by less than management expectations. The gross profit impact of these higher sales was substantially offset by losses incurred during the start up of a new pickup-truck topper plant. During fiscal 1996, the company sold the utility-truck body business and related assets. This sale had no material impact on the financial statements.

                                    [GRAPH]

PLASTICS SEGMENT
(DOLLARS IN MILLIONS)

                         GROSS
YEAR         SALES       PROFITS
'94          40.386       8.164
'95          48.971       9.227
'96          55.281       9.450


FISCAL 1995 VERSUS FISCAL 1994

     Investments in new capacity for engineered films and pickup-truck toppers resulted in significant growth in both product lines during fiscal 1995. Engineered film and research balloon sales were up 29%, and totaled $19.8 million. Pickup-truck topper sales increased 24% and reached $13.5 million. Sales of industrial plastic tanks increased slightly and agricultural tanks increased 11%. Start up costs associated with new facilities had a negative impact on gross profit rates in fiscal 1995. Additionally, the company did not completely pass on increases in raw material costs to plastic tank customers.

PROSPECTS

     Sales are expected to grow between 10-15% in this segment during fiscal 1997. This growth is contingent on improving the productive capacity of our new pickup-truck topper facility in Arizona, and film lamination equipment. Growth will also require stronger marketing of large plastic tanks. Gross profit rates are expected to increase from the depressed levels of fiscal 1996, as operating results from the pickup-truck topper manufacturing plant improve.


SEWN PRODUCTS SEGMENT

FISCAL 1996 VERSUS FISCAL 1995

     The impact of the unusually warm winter of 1994-1995 was to create lower demand for outerwear and higher than normal retail inventory levels. As a result, fiscal 1996 sales in the sewn products segment were much lower than the prior year. Sales to catalog merchandisers were down almost $5 million in fiscal 1996 compared to fiscal 1995. Skiwear sales were also lower than the prior year. Chemical warfare protection suit production ended in fiscal 1995, but did contribute $3.3 million to fiscal 1995 sales. Sales of nonmilitary cold weather uniforms increased over last year. The lower sales negatively impacted the level of gross profits, and higher levels of low-margin and close-out sales reduced the gross profit rate.

FISCAL 1995 VERSUS FISCAL 1994

     The decline in sales was due primarily to the end of the company's contract to produce chemical warfare protection suits. Shipments under this contract were $3.3 million in fiscal 1995 and $9.4 million in fiscal 1994. The company's chemical suit production facility was converted to commercial production during the second quarter of fiscal 1995. Demand for hot air balloons and inflatable displays declined at the company's Aerostar subsidiary. Skiwear sales were also lower than the prior year due partially to warmer winter weather in the United States. These declines were partially offset by a $3.5 million increase in sales to catalog merchandisers. Gross profit rates in this segment benefited from the reduced level of chemical suit shipments. These suits carried lower margins than commercial products. Unfavorable production variances and the costs to convert to commercial production mitigated this favorable impact.

                                    [GRAPH]

SEWN PRODUCTS SEGMENT
(DOLLARS IN MILLIONS)

                          GROSS
YEAR         SALES       PROFITS
'94          45.311       7.643
'95          40.790       7.160
'96          32.201       5.369

PROSPECTS

     Sales are expected to stay relatively flat in this segment. Penetration of the nonmilitary uniform market for outerwear continues to be an objective for fiscal 1997. Gross profits are expected to recover as the result of cost control measures and improved production efficiencies.


EXPENSES, INCOME TAXES AND OTHER

FISCAL 1996 VERSUS FISCAL 1995

     Selling and administrative costs were essentially unchanged, both as a percent of sales and in spending levels. Marketing support for precision farming equipment increased selling expenses, along with higher levels of commissionable sales. Interest expense increased as a result of financing capital expenditures made in late fiscal 1995. The effective income tax rate was 35.2% in fiscal 1996 and 35.0% in fiscal 1995.

FISCAL 1995 VERSUS FISCAL 1994

     Operating expenses were 10.7% of sales in fiscal 1995, compared to 10.8% in fiscal 1994. Selling expenses increased by 1.8% and administrative expense declined by 3.7%. The lower expense level was due to cost reductions, including lower management incentives. Interest expense was essentially unchanged as lower borrowing levels in the first half of the year were offset by higher borrowings to finance fixed asset additions and acquisitions in the last half of fiscal 1995. The effective income tax rate was 35.0% in fiscal 1995 compared to 34.6% in fiscal 1994. The higher rate was the result of increased state income taxes and reduced tax deductibility of expenses under new federal tax legislation.

PROSPECTS

     Operating expenses are expected to increase by more than 10%, but should be reduced as a percentage of sales in fiscal 1997. Interest costs are projected to rise along with increased working capital requirements in the coming year. The company's effective income tax rate is expected to rise to the 35.5% range.


ANALYSIS OF FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

     The following table summarizes cash provided by (used in) the company's business activities for the past three fiscal years:

(Dollars in thousands)
                                 1996       1995       1994
- ---------------------------------------------------------------
Operating activities ......   $  9,687    $  7,452    $ 11,257
Investing activities ......     (4,158)    (10,000)     (5,908)
Financing activities ......     (4,029)        406      (2,042)
Increase (decrease) in cash   $  1,500    $ (2,142)   $  3,307


OPERATING ACTIVITIES

     The company's cash flow from operations totaled $28.4 million over the past three years, compared to net income of $19.2 million over the same period. Accounts receivable decreased by $1.5 million in fiscal 1996, due primarily to higher shipment levels in January 1995 than in January 1996 and collection of past-due accounts at the company's Beta Raven subsidiary. Inventory increased $1.8 million, primarily to support Electronics segment shipments in the first half of the coming fiscal year. Working capital requirements are projected to grow along with revenues in fiscal 1997.

INVESTING ACTIVITIES

     Capital expenditures totaled $4.2 million in fiscal 1996, a decrease of $3.6 million from the prior year and at approximately the same level as depreciation and amortization. Expenditures were to complete the new pickup-truck topper manufacturing facility and to support other new capacity in the Plastics and Electronics segments. The company acquired certain product rights to depth control technology for its precision farming business for approximately $500,000. Cash proceeds from disposal of utility-truck body assets were approximately $500,000. In fiscal 1997, capital expenditures are expected to approximate depreciation.

FINANCING ACTIVITIES AND CREDIT LINES

     The company increased its dividend, on a per share basis, for the ninth consecutive year. Cash balances increased and long-term debt declined by $1.5 million each.

     Maximum borrowings under the company's line of credit were $1.5 million during fiscal 1996, compared to $5.0 million in fiscal 1995. Average daily borrowings were $260,000 in fiscal 1996 and $2.2 million in the prior year. Management believes the $6.0 million line of credit will be adequate to meet its working capital needs during fiscal 1997.

CAPITAL STRUCTURE AND LONG-TERM FINANCING

     Long-term debt decreased by $1.5 million in fiscal 1996 and the company's long-term debt to total capitalization ratio was 5.4% at January 31, 1996, compared to 8.4% one year earlier. Refer to Note 8 to the consolidated financial statements for types and sources of long-term debt. Using a prime rate of 8.5%, the weighted average interest rate of the company's debt was 7.7% at January 31, 1996. No new long-term borrowing is planned for fiscal 1997.

     The company's solid financial condition and capacity to assume additional financing, if needed, provide the company a strategic advantage over many of its competitors. In the opinion of management, the company is well-positioned to take on new business opportunities with emphasis on those that build on the company's strengths of customer service and quality manufacturing.


                   PERFORMANCE: RAVEN VS. PEER GROUP & S&P 500

5-YEAR RETURN ON $100 INVESTMENT

[LINE CHART]

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN


  As of                                S&P Div.
 Jan. 31:     Raven       S&P 500   Manufacturers
- ---------------------------------------------------

    1996    $ 257.55     $213.15     $ 231.70
    1995      245.01      153.83       158.15
    1994      256.31      152.99       158.20
    1993      248.94      135.61       127.98
    1992      182.75      122.65       119.11
    1991      100.00      100.00       100.00

Source: S&P Compustat     Base year=100


THE GRAPH ASSUMES $100 INVESTED ON JANUARY 31, 1991 IN THE COMPANY'S COMMON STOCK AND EACH OF THE INDICES.

WEEKLY STOCK PRICE AND VOLUME -- FISCAL 1996

                              [LINE AND BAR CHART]

WEEKLY STOCK PRICE AND VOLUME -- FISCAL 1996


DATE           PRICE          VOLUME
            [LINE CHART]    [BAR CHART]

1995

FEB 2/24        19 1/4        21100.0
    2/17        17 3/4        21200.0
    2/10        18 1/2        27500.0
    2/ 3        17 1/4        22200.0

MAR 3/31        20 1/2        5400.00
    3/24        20            15300.0
    3/17        19            23500.0
    3/10        18            49800.0
    3/ 3        19 1/2        17800.0

APR 4/28        20 1/2        5900.00
    4/21        19 1/4        12100.0
    4/14        19            3700.00
    4/ 7        19            2800.00

MAY 5/26        19 7/8        50400.0
    5/19        19 7/8        23000.0
    5/12        19 7/8        77500.0
    5/ 5        19 1/2        5500.00

JUN 6/30        19 3/4        45700.0
    6/23        19 1/2         110400
    6/16        19 3/4        7100.00
    6/ 9        20 1/2        76400.0
    6/ 2        20 1/2        32500.0

JUL 7/28        20 1/2        43700.0
    7/21        20 1/2        23300.0
    7/14        19 1/2        15000.0
    7/ 7        20            13100.0

AUG 8/25        17 3/4        29300.0
    8/18        20            11900.0
    8/11        19 3/4        22100.0
    8/ 4        19 1/2        14600.0

SEP 9/29        18            15400.0
    9/22        18            9600.00
    9/15        18            22000.0
    9/ 8        19            7200.00
    9/ 1        19            20500.0

OCT 10/27       17 7/8        48000.0
    10/20       17 7/8        25000.0
    10/13       19 1/4        84500.0
    10/ 6       19 1/4        14100.0

NOV 11/24       16 1/2        73700.0
    11/17       16 3/4        11400.0
    11/10       18 1/2        1000.00
    11/ 3       18            47300.0

DEC 12/29       18 1/4        8200.00
    12/22       17            15800.0
    12/15       17            33000.0
    12/ 8       16 1/2        91700.0
    12/ 1       16 1/4        64300.0

1996

JAN 1/26        18 1/2
    1/19        17 3/4        10500.0
    1/12        18            19800.0
    1/ 5        18 1/4        9000.00

QUARTERLY SUMMARY (UNAUDITED)
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                         Common stock
                    Net      Gross    Operating       Pretax       Net     Net income    market price     Dividends
                   sales     profit     income        income     income    per share     High     Low     per share
- -------------------------------------------------------------------------------------------------------------------
FISCAL 1996
FIRST QUARTER    $ 27,787   $  5,776   $  2,404      $  2,380   $  1,535   $    0.32   $ 20.50  $ 17.25    $ 0.105
SECOND QUARTER     27,253      4,795      1,675         1,732      1,117        0.23     20.75    19.50      0.105
THIRD QUARTER      35,560      6,400      3,115         3,057      1,972        0.41     20.50    17.50      0.120
FOURTH QUARTER     29,844      5,689      2,367         2,397      1,573        0.34     19.25    15.50      0.120
                 --------   --------   --------      --------   --------   ---------                       -------
TOTAL YEAR       $120,444   $ 22,660   $  9,561      $  9,566   $  6,197   $    1.30   $ 20.75  $ 15.50    $ 0.450
                 ========   ========   ========      ========   ========   =========                       =======

FISCAL 1995
First quarter    $ 27,816   $  5,360   $  2,046      $  2,134   $  1,376   $    0.29   $ 24.50  $ 19.75    $ 0.090
Second quarter     26,919      5,044        137(a)        182        130        0.03     22.50    18.50      0.090
Third quarter      35,890      7,200      3,880         3,877      2,519        0.53     20.00    18.00      0.105
Fourth quarter     31,095      6,364      3,073         3,179      2,063        0.42     20.00    18.25      0.105
                 --------   --------   --------      --------   --------   ---------                       -------
Total year       $121,720   $ 23,968    $ 9,136      $  9,372   $  6,088   $    1.27   $ 24.50  $ 18.00    $ 0.390
                 ========   ========   ========      ========   ========   =========                       =======

FISCAL 1994
First quarter    $ 25,278   $  5,241   $  2,206      $  2,185   $  1,420   $    0.30   $ 20.63  $ 18.25    $ 0.075
Second quarter     30,529      5,877      2,697         2,747      1,786        0.37     23.50    18.00      0.075
Third quarter      34,758      6,657      3,277         3,351      2,178        0.45     22.25    19.00      0.090
Fourth quarter     30,903      5,799      2,260         2,355      1,570        0.33     22.75    19.25      0.090
                 --------   --------   --------      --------   --------   ---------                       -------
Total year       $121,468   $ 23,574   $ 10,440      $ 10,638   $  6,954   $    1.45   $ 23.50  $ 18.00    $ 0.330
                 ========   ========   ========      ========   ========   =========                       =======

(a)  Includes the $1.8 million Beta Raven charge (See Note 4).

                                   CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)                                           January 31
                                                          1996      1995      1994
- ------------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and cash equivalents .........................   $ 3,804   $ 2,304   $ 4,446
   Accounts receivable ...............................    16,002    17,592    16,540
   Inventories .......................................    23,897    22,103    22,224
   Prepaid expenses and other current assets .........       413       382       425
   Deferred income taxes .............................     1,579     1,414     1,402
                                                         -------   -------   -------
     Total current assets ............................    45,695    43,795    45,037

Property, plant and equipment ........................    18,069    18,570    13,371
Other assets .........................................     3,789     3,271     2,189
                                                         -------   -------   -------
     Total assets ....................................   $67,553   $65,636   $60,597
                                                         =======   =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Current portion of long-term debt .................   $   813   $   907   $   479
   Accounts payable ..................................     4,651     5,435     5,902
   Accrued liabilities ...............................     8,309     8,191     8,564
   Customer advances .................................       998       545     1,143
                                                         -------   -------   -------
     Total current liabilities .......................    14,771    15,078    16,088

Long-term debt, less current portion .................     2,816     4,179     2,539
Deferred income taxes ................................       815       853       870

Stockholders' equity .................................    49,151    45,526    41,100
                                                         -------   -------   -------
   Common shares outstanding--
     1996: 4,715,976; 1995: 4,734,530; 1994: 4,694,191

     Total liabilities and stockholders' equity ......   $67,553   $65,636   $60,597
                                                         =======   =======   =======


The accompanying notes are an integral part of the financial statements.

                                CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)                    For the years ended January 31
                                                               1996           1995           1994
- ---------------------------------------------------------------------------------------------------
Net sales .............................................   $   120,444    $   121,720    $   121,468
Cost of goods sold ....................................        97,784         97,752         97,894
                                                          -----------    -----------    -----------
   Gross profit .......................................        22,660         23,968         23,574
                                                          -----------    -----------    -----------
Operating expenses
   Selling ............................................         7,223          7,075          6,950
   Administrative .....................................         5,876          5,957          6,184
   Beta Raven charge ..................................                        1,800
                                                          -----------    -----------    -----------
                                                               13,099         14,832         13,134
                                                          -----------    -----------    -----------
     Operating income .................................         9,561          9,136         10,440
                                                          -----------    -----------    -----------
Other income (expense)
   Interest ...........................................          (375)          (323)          (327)
   Equity in earnings of affiliate ....................           225            300            350
   Miscellaneous ......................................           155            259            175
                                                          -----------    -----------    -----------
                                                                    5            236            198
                                                          -----------    -----------    -----------
     Income before income taxes .......................         9,566          9,372         10,638

Income taxes
   Currently payable ..................................         3,572          3,313          4,103
   Deferred ...........................................          (203)           (29)          (419)
                                                          -----------    -----------    -----------
                                                                3,369          3,284          3,684
                                                          -----------    -----------    -----------
     Net income .......................................   $     6,197    $     6,088    $     6,954
                                                          ===========    ===========    ===========
Net income per common and common-equivalent share .....   $      1.30    $      1.27    $      1.45
                                                          ===========    ===========    ===========
Average common and common-equivalent shares outstanding     4,782,185      4,791,083      4,795,795
                                                          ===========    ===========    ===========


The accompanying notes are an integral part of the financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)                                                       For the years ended January 31
                                                                              1996        1995       1994
- -----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income ..........................................................   $  6,197    $  6,088    $  6,954
   Adjustments to reconcile net income to net cash provided
     by operating activities:
        Depreciation and amortization ..................................      4,242       3,582       2,897
        Provision for losses on accounts receivable ....................         86         135         180
        Deferred income taxes ..........................................       (203)        (29)       (419)
        Equity in earnings of affiliate, net of dividends ..............       (105)       (180)       (254)
        Change in operating assets and liabilities, net of
           effects from acquisition of businesses ......................       (525)     (2,110)      1,857
        Other ..........................................................         (5)        (34)         42
                                                                           --------    --------    --------
   Net cash provided by operating activities ...........................      9,687       7,452      11,257

Cash flows from investing activities:
   Capital expenditures ................................................     (4,186)     (7,753)     (5,784)
   Acquisition of businesses ...........................................       (510)     (2,372)
   Other ...............................................................        538         125        (124)
                                                                           --------    --------    --------
   Net cash used in investing activities ...............................     (4,158)    (10,000)     (5,908)

Cash flows from financing activities:
   Issuance of short-term debt .........................................      4,500       7,500       5,500
   Payment of short-term debt ..........................................     (4,500)     (7,500)     (5,500)
   Long-term debt principal payments ...................................     (1,457)       (804)     (2,498)
   Proceeds from issuance of long-term debt ............................                  2,872       1,840
   Net proceeds from exercise of stock options .........................        134         181         161
   Dividends paid ......................................................     (2,130)     (1,843)     (1,545)
   Purchase of treasury stock ..........................................       (576)
                                                                           --------    --------    --------
   Net cash provided by (used in) financing activities .................     (4,029)        406      (2,042)
                                                                           --------    --------    --------
Net increase (decrease) in cash and equivalents ........................      1,500      (2,142)      3,307

Cash and cash equivalents at beginning of year .........................      2,304       4,446       1,139
                                                                           --------    --------    --------
Cash and cash equivalents at end of year ...............................   $  3,804    $  2,304    $  4,446
                                                                           ========    ========    ========


The accompanying notes are an integral part of the financial statements.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 * SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION:

     The consolidated financial statements include the accounts of Raven Industries, Inc. ("Raven") and its wholly owned subsidiaries (the "company"), Aerostar International, Inc. ("Aerostar"); Beta Raven Inc. ("Beta"); and Glasstite, Inc. ("Glasstite"). All material intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES:

     The preparation of the company's financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

CASH AND CASH EQUIVALENTS:

     The company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalent balances are principally concentrated in a money market mutual fund with Norwest Funds, an affiliate of Norwest Bank Minnesota, N.A.

INVENTORY VALUATION:

     Inventories are stated at the lower of cost or market with cost determined on the first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment is stated at cost and is depreciated over the estimated useful life of the asset using accelerated methods. The estimated useful lives used for computing depreciation are as follows:

     Buildings and improvements ..   7 to 39 years
     Machinery and equipment .....   3 to  7 years

     Maintenance and repairs are charged to expense in the year incurred and renewals and betterments are capitalized. The cost and related accumulated depreciation of assets sold or disposed of are removed from the accounts and the resulting gain or loss is reflected in income.

INTANGIBLE ASSETS:

     Intangible assets are primarily comprised of goodwill and patents which are recorded at cost net of accumulated amortization. Amortization is computed on a straight-line basis over estimated useful lives ranging from 5 to 20 years.

INVESTMENT IN AFFILIATE:

     Raven has a 50 percent equity interest in a corporation engaged in the manufacture of injection-molded plastic products. Raven accounts for the investment using the equity method.

INSURANCE OBLIGATIONS:

     The company employs large deductible insurance policies covering workers compensation, employee health care and general liability costs. Costs are accrued up to the limits of these policies based on claims filed and estimates for claims incurred but not reported.

CONTINGENCIES:

     The company may from time to time be involved as a defendant in lawsuits, claims or disputes in the normal course of business. An estimated loss is charged to income when it is probable that an asset has been impaired or a liability incurred and the amount of the loss can be reasonably estimated. Management believes that there are no current claims or disputes which would result in liability having a material adverse effect on the fiancial position of the company.

RESEARCH AND DEVELOPMENT:

     Research and development expenditures of $619,000 in 1996, $955,000 in 1995, and $781,000 in 1994 were charged to cost of goods sold in the year incurred.

INCOME TAXES:

     Deferred income taxes reflect temporary differences between assets and liabilities reported on the company's balance sheet and their tax basis. These differences are measured using enacted tax laws and statutory tax rates applicable to the periods when the temporary differences will impact taxable income. Income tax expense is the tax payable for the period and the change during the period in deferred income taxes.

NET INCOME PER SHARE:

     Earnings per share are computed by dividing net income by the weighted average number of common and common-equivalent shares outstanding. Common shares outstanding represent common shares issued less shares purchased and held in treasury. Common-equivalent shares represent shares issuable upon the assumed exercise of dilutive employee stock options less treasury shares assumed purchased with the option proceeds.

NOTE 2 * SELECTED BALANCE SHEET INFORMATION

Following are the components of selected balance sheet items:

(Dollars in thousands)                               January 31
                                             1996        1995       1994
- ----------------------------------------------------------------------------


ACCOUNTS RECEIVABLE:
  Trade accounts .......................   $ 16,342    $ 17,942    $ 16,890
  Allowance for doubtful accounts ......       (340)       (350)       (350)
                                           --------    --------    --------
      Total ............................   $ 16,002    $ 17,592    $ 16,540
                                           ========    ========    ========

INVENTORIES:
  Finished goods .......................   $  5,236    $  4,247    $  4,102
  In process ...........................      5,605       4,709       5,815
  Materials ............................     13,317      13,147      12,803
                                           --------    --------    --------
                                             24,158      22,103      22,720
  Progress payments ....................       (261)                   (496)
                                           --------    --------    --------
      Total ............................   $ 23,897    $ 22,103    $ 22,224
                                           ========    ========    ========

PROPERTY, PLANT, AND EQUIPMENT:
  Land .................................   $  1,185    $  1,129    $  1,038
  Building and improvements ............     13,285      13,253      10,664
  Machinery and equipment ..............     30,550      28,726      24,077
                                           --------    --------    --------
                                             45,020      43,108      35,779

Accumulated depreciation ...............    (26,951)    (24,538)    (22,408)
                                           --------    --------    --------
      Total ............................   $ 18,069    $ 18,570     $13,371
                                           ========    ========     =======
OTHER ASSETS:
  Investment in affiliate ..............   $  1,796    $  1,691    $  1,511
  Intangible assets, net of amortization      1,746       1,474         567
  Miscellaneous ........................        247         106         111
                                           --------    --------    --------
      Total ............................   $  3,789    $  3,271    $  2,189
                                           ========    ========    ========

ACCRUED LIABILITIES:
  Profit sharing .......................   $  1,324    $  1,557    $  1,933
  Vacations ............................      1,622       1,573       1,502
  Salaries and wages ...................      2,427       2,121       2,167
  Insurance obligations ................      1,502       1,405       1,558
  Other ................................      1,434       1,535       1,404
                                           --------    --------    --------
      Total ............................   $  8,309    $  8,191    $  8,564
                                           ========    ========    ========

NOTE 3 * SUPPLEMENTAL CASH FLOW INFORMATION
(Dollars in thousands)                         For the years ended January 31
                                                 1996       1995       1994
- -----------------------------------------------------------------------------
CHANGES IN OPERATING ASSETS AND LIABILITIES:
Accounts receivable ........................   $ 1,504    $(1,187)   $  (549)
Inventories ................................    (1,785)       497      1,652
Prepaid expenses and other current assets ..       (31)        42        (54)
Accounts payable ...........................      (784)      (467)    (1,253)
Accrued liabilities ........................       118       (397)     1,755
Customer advances ..........................       453       (598)       306
                                               -------    -------    -------
                                               $  (525)   $(2,110)   $ 1,857
                                               =======    =======    =======

CASH PAID DURING THE YEAR FOR:
Interest ...................................   $   395    $   318    $   292
Income taxes ...............................     3,761      2,733      4,146


NOTE 4 * BETA RAVEN CHARGE

     During the quarter ended July 31, 1994, the Company recorded a charge of $1.8 million related to its Beta Raven Inc. subsidiary. The charge related principally to a reorganization of the subsidiary's bakery equipment installation business and to provide for direct management of the subsidiary's operations by Raven's corporate officers and management. Products with high technological risk were de-emphasized or abandoned. The charge consisted primarily of a $1.2 million write-down of development costs and inventories and the accrual of $.6 million related to cost overruns on bakery installations and employee severance costs.

NOTE 5 * ACQUISITIONS

     During fiscal 1996 and fiscal 1995, the company acquired certain assets of several different companies for $510,000 and $2.4 million, respectively. The aquisitions were accounted for as purchases. The cost in excess of net tangible assets acquired resulted in goodwill of $1.4 million. The consolidated financial statements include the results of operations of these businesses subsequent to the acquisition dates. Pro forma information related to the acquisitions has not been presented due to immateriality.

NOTE 6 * BUSINESS SEGMENTS AND MAJOR CUSTOMER INFORMATION

     The company operates in three reportable business segments consisting of Electronics, Plastics and Sewn Products. Segment information can be found of page 12, along with a description of product lines included in each segment.

     Sewn Products segment sales to a catalog merchandiser were $14.5 million in fiscal 1995. Direct sales on prime contracts with United States Government agencies were $18.2 million in fiscal 1994, principally from the Electronics and Sewn Products business segments. No other customer accounted for more than 10% of consolidated sales in any fiscal year presented.

NOTE 7 * QUARTERLY DATA (UNAUDITED)

     Quarterly net sales, gross profit, net income and net income per share data are presented on page 21.

NOTE 8 * FINANCING ARRANGEMENTS

     Long-term debt consisted of the following:

(Dollars in thousands)                                              January 31
                                                             1996       1995      1994
- -----------------------------------------------------------------------------------------
Norwest bank notes payable in installments through 1999
  with interest at the prime rate ......................   $ 2,680    $ 3,540    $ 1,300
Contracts, notes and mortgages payable in installments
  through 2003 with interest from 3.0% to 9.0% .........       740      1,293      1,421
Industrial revenue bonds payable in installments through
  2001 with interest at 83% of the prime rate ..........       209        253        297
                                                           -------    -------    -------
      Total long-term debt .............................     3,629      5,086      3,018
      Current portion ..................................      (813)      (907)      (479)
                                                           -------    -------    -------
                                                           $ 2,816    $ 4,179    $ 2,539
                                                           =======    =======    =======


     Certain long-term debt is collateralized by land, buildings and equipment having an aggregate depreciated cost at January 31, 1996 of $1.9 million. Norwest Bank South Dakota, N.A. (Norwest) provides the company's unsecured notes and unsecured line of credit. Two members of the company's board of directors are also on the board of directors of Norwest.

     The aggregate amounts of long-term debt maturing during the years subsequent to January 31, 1996 are as follows:

Year ending January 31:
(Dollars in thousands)
- ----------------------------------------------------------
1997 ........................................      $   813
1998 ........................................        1,170
1999 ........................................        1,524
2000 ........................................           54
2001 ........................................           44
Thereafter ..................................           24
                                                   -------
      Total .................................      $ 3,629
                                                   =======

  The company had a $6.0 million unsecured line of credit available as of January 31, 1996; no borrowings were outstanding as of that date. Borrowings on the line bear interest at rates approximating the prime rate. The prime rates at January 31, 1996, 1995, and 1994 were 8.5%, 8.5%, and 6.0%, respectively. The weighted average interest rates under short-term credit lines in fiscal 1996, 1995, and 1994 were 8.9%, 7.6%, and 6.0%, respectively.

NOTE 9 * STOCKHOLDERS' EQUITY

     Following is an analysis of changes in stockholders' equity:

(Dollars in thousands, except per share data)

                                      $1 par              Treasury
                                      common    Paid-in     stock,    Retained
                                      stock     capital    at cost    earnings   Total
- ----------------------------------------------------------------------------------------
Balance, January 31, 1993 ........   $ 4,992    $   136    $(2,334)   $32,736   $35,530
Net income .......................                                      6,954     6,954
Cash dividend ($.33 per share) ...                                     (1,545)   (1,545)
Purchase and retirement of stock .        (5)       (94)                            (99)
Employees' stock options exercised        23        237                             260
                                     ----------------------------------------------------
Balance, January 31, 1994 ........     5,010        279     (2,334)    38,145    41,100
Net income .......................                                      6,088     6,088
Cash dividend ($.39 per share) ...                                     (1,843)   (1,843)
Purchase and retirement of stock .       (35)      (730)                           (765)
Employees' stock options exercised        75        871                             946
                                     ----------------------------------------------------
Balance, January 31, 1995 ........     5,050        420     (2,334)    42,390    45,526
Net income .......................                                      6,197     6,197
Cash dividend ($.45 per share) ...                                     (2,130)   (2,130)
Purchase of treasury stock .......                            (576)                (576)
Purchase and retirement of stock .        (9)      (172)                           (181)
Employees' stock options exercised        27        288                             315
                                     ----------------------------------------------------
BALANCE, JANUARY 31, 1996 ........   $ 5,068    $   536    $(2,910)   $46,457   $49,151
                                     ====================================================

     The company is authorized to issue up to 100,000,000 shares of its $1 par value common stock. Other information on common shares:

                             At January 31
                      1996       1995        1994
- ----------------------------------------------------
Issued .........   5,068,379   5,050,433   5,010,094
Outstanding ....   4,715,976   4,734,530   4,694,191
Held in treasury     352,403     315,903     315,903


RIGHTS PLAN:

     The company has a Share Purchase Rights Plan designed to protect the interests of its stockholders by preventing a potential acquiror from gaining control of the company without offering a fair price to all stockholders. Under the Plan, each stockholder has one Right for each share of the company's common stock owned. Each Right entitles the stockholder to purchase from the company one share of the company's common stock for a specified price. The Rights are not exercisable or transferable apart from the common stock until ten days after a person or group has acquired 20 percent or more, or makes a tender offer for 30 percent or more, of the company's outstanding common stock. The Rights expire in March 1999 and are redeemable by the company at $.01 per Right prior to the date upon which they become exercisable, and in certain limited circumstances following such date.

NOTE 10 * STOCK OPTIONS

     Officers and key employees of the company have been granted options to purchase stock under the 1990 Stock Option Plan. Options are granted at prices not less than market value at date of grant. The plan, administered by the Board of Directors, allows for a cash bonus when options are exercised and may grant either incentive stock options or non-qualified options with terms not to exceed ten years. Option transactions are summarized as follows:

                               Available    Options      Options     Price
                               for grant  outstanding  exercisable  per share
- ------------------------------------------------------------------------------
Balance, January 31, 1993 ..    119,900     235,600      90,113   $ 5.42-13.87
  Granted ..................    (58,200)     58,200                   20.00
  Becoming exercisable .....                             57,311     6.83-13.87
  Exercised ................                (22,180)    (22,180)    5.42-11.83
  Forfeited ................                 (1,540)                6.83-13.87
                                ----------------------------------------------
Balance, January 31, 1994 ..     61,700     270,080     125,244     6.83-20.00
  Reserved by plan amendment    300,000
  Granted ..................    (59,400)     59,400                   18.25
  Becoming exercisable .....                             54,979     6.83-20.00
  Exercised ................                (74,812)    (74,812)    6.83-13.87
  Forfeited ................                 (7,087)                6.83-20.00
                                ----------------------------------------------
Balance, January 31, 1995 ..    302,300     247,581     105,411     6.83-20.00
  Granted ..................    (60,000)     60,000                   17.87
  Becoming exercisable .....                             56,207    11.83-20.00
  Exercised ................                (27,289)    (27,289)    6.83-13.87
                                ----------------------------------------------
BALANCE, JANUARY 31, 1996 ..    242,300     280,292     134,329   $11.83-20.00
                                ==============================================

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, a new standard of accounting and reporting for stock-based compensation plans. The company is not required to adopt the new standard until fiscal 1997. The company expects to continue to measure compensation cost for its stock option plans using the intrinsic value based method of accounting it has historically used and, therefore, the new standard will have no effect on the company's operating results. The company's financial statement disclosures will be expanded in fiscal 1997, as required, to include pro forma disclosures as if the fair value based method of accounting had been followed.

NOTE 11 * EMPLOYEE RETIREMENT PLAN

     The company has a profit sharing plan covering substantially all employees. Contributions to the plan, not to exceed 15% of total eligible compensation, are made separately by Raven and each subsidiary, at the discretion of each entity's Board of Directors. The company's contribution to the plan was $1,324,000, $1,557,000, and $1,933,000 for the years ended January 31, 1996, 1995 and 1994, respectively.

NOTE 12 * INCOME TAXES

     Significant components of the company's deferred tax assets and liabilities are as follows:

(Dollars in thousands)                     January 31
                                     1996     1995     1994
- ------------------------------------------------------------
DEFERRED TAX ASSETS:
  Allowance for doubtful accounts   $  119   $  122   $  122
  Inventory valuation methods ...      107       99       80
  Accrued vacations .............      429      416      398
  Insurance obligations .........      491      441      508
  Other accrued liabilities .....      433      336      294
                                    ------------------------
      Total .....................    1,579    1,414    1,402
                                    ------------------------
DEFERRED TAX LIABILITIES:
  Carrying value of investment ..      622      588      525
  Depreciation methods ..........       83       90      113
  Safe-harbor leases ............      110      175      232
                                    ------------------------
      Total .....................      815      853      870
                                    ------------------------
Net deferred tax asset ..........   $  764   $  561   $  532
                                    ========================

     The company's effective tax rate was 35.2%, 35.0%, and 34.6% in 1996, 1995, and 1994, respectively. The tax rate varies from the statutory rate of 35% due primarily to the effect of state income taxes and non-deductible expenses offset by the impact of graduated income tax rates.

                        REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS
AND STOCKHOLDERS OF RAVEN INDUSTRIES, INC.:

     We have audited the accompanying consolidated balance sheets of Raven Industries, Inc. and subsidiaries as of January 31, 1996, 1995, and 1994, and the related consolidated statements of income and cash flows for each of the three years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Raven Industries, Inc. and subsidiaries as of January 31, 1996, 1995, and 1994 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1996, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Minneapolis, Minnesota
March 7, 1996

RAVEN INDUSTRIES

DIRECTORS

CONRAD J. HOIGAARD(2)(3)
Chairman of the Board
Raven Industries, Inc.
Chairman of the Board
Hoigaard's Inc.
Minneapolis, MN

DAVID A. CHRISTENSEN(3)
President & Chief Executive Officer
Raven Industries, Inc.
Sioux Falls, SD

ANTHONY W. BOUR(1)
President
Starmark, Inc.
Sioux Falls, SD

MARK E. GRIFFIN(2)
President & Chief Executive Officer
Lewis Drugs, Inc.
Sioux Falls, SD

KEVIN T. KIRBY(1)
President
Kirby Investment Corp.
Sioux Falls, SD

JOHN C. SKOGLUND(2)(3)
Chairman
Skoglund Communications
Duluth, MN
Chairman
Minnesota Vikings
Minneapolis, MN

(1) Audit Committee
(2) Compensation Committee
(3) Executive Committee


STOCK TRANSFER AGENT AND REGISTRAR

Norwest Bank
Minnesota, N.A.
161 N. Concord Exchange
P. O. Box 738
S. St. Paul, MN 55075-0738

Norwest Trust Company
New York, NY

OFFICERS

DAVID A. CHRISTENSEN
President & Chief Executive Officer
Service--33 years

GARY L. CONRADI
Vice President
Corporate Services
Service--29 years

RONALD M. MOQUIST
Executive Vice President
Service--20 years

ARNOLD J. THUE
Vice President, Finance
Secretary & Treasurer
Service--28 years

FORM 10-K


Upon written request, Raven Industries, Inc.'s Form 10-K for the fiscal year ended January 31, 1996, which has been filed with the Securities and Exchange Commission, is available free of charge.

DIRECT INQUIRIES TO:
Raven Industries, Inc.
Attention: Vice President, Finance
Box 5107
Sioux Falls, SD 57117-5107

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
Minneapolis, MN

STOCK QUOTATIONS
Nasdaq Ticker Symbol--RAVN

ANNUAL MEETING
May 22, 1996
9:00 a.m.
Ramkota Inn
Hwy. 38 & I-29
Sioux Falls, SD

Raven Industries, Inc. is an Equal Employment Opportunity Employer with an approved affirmative action plan.

Report designed by Graphic Concepts, Unlimited, Okemos, MI