Form 10-K, Exhibit 13
period 1997-01-31
RAVEN INDUSTRIES INC
filed 1997-04-25
CIK 82166

1997 ANNUAL REPORT

                      FOR THE FISCAL YEAR ENDED JANUARY 31


                                      RAVEN
                                   INDUSTRIES



                OPERATING INCOME CLIMBS 25% * RECORD SALES UP 16%

          RECORD NET INCOME CLIMBS 24% * STEADILY IMPROVING NET MARGINS




CONTENTS

Financial Highlights
 ........................1

Business Segments
 ........................2

Segment Performance
 ........................3

Letter to Shareholders
 .......................14

Mission Statement
 .......................16

Sales by Markets
 .......................17

Eleven-Year
Financial Summary
 .......................18

Financial
Review & Analysis
 .......................20

Stock Price, Volume,
P/E Performance &
Quarterly Summary
 .......................24

Financial Statements
 .......................25

Notes to
Financial Statements
 .......................29

Report of
Independent
Accountants
 .......................36
Investor Information
 ........Inside back cover



CORPORATE PROFILE

    Founded in 1956, Raven Industries is a diversified manufacturer based in Sioux Falls, SD. It supplies plastic, electronic and special apparel products to well-defined niche markets where it maintains a dominant position. In the past three years, the company has moved away from defense products, including special-weather and chemical-suit apparel for the U.S. Army.

    Today Raven operates three reportable business segments: Plastics, Electronics and Sewn Products. It manufactures products such as ultrathin and rugged reinforced plastic films, large-volume plastic and fiberglass tanks, superior-performance outerwear and pickup-truck toppers. The company also makes industrial controls, computerized flow control hardware and software--including sprayer control and chemical injection systems, and ultrasonic soil-depth control devices--as well as high-altitude research balloons for NASA, the historic core product of the company which has led to a variety of other products based on this foundation technology.

    Raven's cash dividend has risen every year since 1986 and currently management targets 15-20% average annual EPS growth and annual sales growth of 15%.

                              SAFE HARBOR STATEMENT

   Certain sections of this report contain discussions of items which may constitute forward-looking statements within the meaning of federal securities laws. Although Raven Industries believes that expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved. Factors that could cause actual results to differ from expectations include general economic conditions, weather conditions which could affect certain of the company's primary markets such as the agricultural market or its market for outerwear, or changes in competition which could impact any of the company's product lines.



FINANCIAL HIGHLIGHTS


(Dollars in thousands, except per-share data)
For the years ended January 31                                       1997          1996         Change
------------------------------------------------------------------------------------------------------
OPERATIONS

Sales..........................................................   $ 139,441      $ 120,444       15.8%
Operating income...............................................      11,971          9,561       25.2%
Pretax income..................................................      11,915          9,566       24.6%
Net income.....................................................       7,688          6,197       24.1%

PER SHARE

Net income.....................................................   $    1.61      $    1.30       23.8%
Cash dividends.................................................        0.50           0.45       11.1%
Book value.....................................................       11.73          10.42       12.6%

PERFORMANCE

Percentage pretax profit on sales..............................         8.5%           7.9%       7.6%
Return on sales................................................         5.5%           5.1%       7.8%
Return on average assets.......................................        10.4%           9.3%      11.8%
Return on beginning shareholders' equity.......................        15.6%          13.6%      14.7%
Long-term debt to total capitalization.........................         5.3%           5.4%     - 1.9%
Weighted average shares outstanding (in thousands).............       4,775          4,782      - 0.1%
Number of employees............................................       1,387          1,368        1.4%
Number of shareholders, year-end...............................       3,011          3,190      - 5.6%



NET PROFIT MARGIN
(Percent)

[PLOT POINTS CHART]

YEAR          %

'92          5.3%
'93          5.4%
'94          5.7%
'95          5.0%
'96          5.1%
'97          5.5%



TOTAL ASSETS
(Dollars in millions)

[PLOT POINTS CHART]

YEAR      ASSETS

'92       46,528
'93       54,813
'94       60,597
'95       65,636
'96       67,553
'97       80,662



EARNINGS PER SHARE
(Dollars)

[PLOT POINTS CHART]

YEAR        EPS

'92         1.13
'93         1.27
'94         1.45
'95         1.27
'96         1.30
'97         1.61



DIVIDENDS
PAID PER SHARE
(Dollars)

[PLOT POINTS CHART]

YEAR       DIVIDEND PER SHARE

'92             0.25
'93             0.28
'94             0.33
'95             0.39
'96             0.45
'97             0.50


BUSINESS SEGMENTS

                                                            For the years ended January 31
(Dollars in thousands)                1997          1996          1995           1994         1993         1992
-----------------------------------------------------------------------------------------------------------------------
ELECTRONICS

Sales..........................   $   43,861     $  32,962     $  31,959      $  35,771    $  34,538    $  35,243
Operating income...............        4,913         4,600         2,753(a)       4,529        5,146        5,963
Identifiable assets............       23,251        19,204        16,912         18,838       19,082       15,622
Capital expenditures...........        1,071           807           552            985          953          823
Depreciation & amortization....        1,273         1,077           872            804          712          639

PLASTICS

Sales..........................   $   59,158     $  55,281     $  48,971      $  40,386    $  36,070    $  31,568
Operating income...............        4,187         3,267         3,470          2,815        2,625        2,406
Identifiable assets............       33,879        26,092        25,817         16,796       13,769       12,874
Capital expenditures...........        2,539         2,973         6,387          3,587        1,305        1,194
Depreciation & amortization....        2,678         2,414         1,845          1,263        1,245        1,302

SEWN PRODUCTS

Sales..........................   $   36,422     $  32,201     $  40,790      $  45,311    $  40,606    $  33,798
Operating income (loss)........        2,871         1,694         2,913          3,096        1,375         (231)
Identifiable assets............       14,990        13,934        16,384         16,510       17,760       12,879
Capital expenditures...........          379           396           765          1,141          888        1,620
Depreciation & amortization....          583           719           832            803          683          570

CORPORATE & OTHER

Identifiable assets............   $    8,542     $   8,323     $   6,523      $   8,453    $   4,202    $   5,153
Capital expenditures...........           20            10            49             71           13          235
Depreciation & amortization....           32            32            33             27           23           26

TOTAL COMPANY

Sales..........................   $  139,441     $ 120,444     $ 121,720      $ 121,468    $ 111,214    $ 100,609
Operating income...............       11,971         9,561         9,136(a)      10,440        9,146        8,138
Identifiable assets............       80,662        67,553        65,636         60,597       54,813       46,528
Capital expenditures...........        4,009         4,186         7,753          5,784        3,159        3,872
Depreciation & amortization....        4,566         4,242         3,582          2,897        2,663        2,537

(a)INCLUDES THE $1.8 MILLION BETA RAVEN CHARGE (SEE NOTE 5).



                        PRODUCT LINES BY BUSINESS SEGMENT

[PHOTO]
ELECTRONICS

*    Contract electronics
     manufacturing
*    Flow controls-
     precision farming
*    Feedmill and bakery
     automation
*    Military radio assemblies


[PHOTO]
PLASTICS

*    Sheeting
*    Storage/sprayer tanks
*    Research balloons
*    Pickup-truck toppers


[PHOTO]
SEWN PRODUCTS

*    Performance
     outerwear
*    Sport balloons
*    Inflatables


SEGMENT PERFORMANCE

ALL THREE OF RAVEN'S OPERATING SEGMENTS SHOWED SALES GAINS BOTH FOR THE FINAL QUARTER AND FULL YEAR OF FISCAL 1997. LOOKING FORWARD THROUGH THE END OF THE DECADE, RAVEN WILL CONTINUE TO ENHANCE AND EXPAND ITS CORE TECHNOLOGIES. THE COMPANY'S GOAL IS AN AVERAGE ANNUAL GAIN OF 15% IN REVENUES AND 15-20% GROWTH IN NET EARNINGS.


                                   ELECTRONICS

                           FLOW CONTROLS--SALES UP 24%

    Raven engineers continue to develop, refine and update flow-control products for today's increasingly sophisticated farmers, helping them maximize yield while containing costs.

    Escalating demand for such "precision farming" hardware and software pushed Raven's fiscal 1997 sales to $16.69 million, up 24% from fiscal 1996's $13.47 million.

                   NEW GLOBAL-POSITIONING SATELLITE TECHNOLOGY

    During the year, the company introduced a new variable-rate controller that utilizes global-positioning satellite (GPS) technology to enable farmers to apply chemicals with far more precision and control. The technology operates on a grid system. The operator divides his farmland into a series of zones or segments and then pre-programs the controller to apply chemicals based on the desired mixture or strength prescribed by him for each area plotted. The system can control the application of various chemicals--liquid, granular, or nitrate fertilizer (NH3).

    Raven also introduced a new line of control systems for both planting and harvesting. The precision depth control system for seed-planting allows the farmer to seek optimum soil depth based on moisture retention, drainage and emergence. The height control system for combines senses changes immediately in front of the cutter and allows height position with one-half inch accuracy. This feature allows the combine operator the capability of


FLOW
CONTROLS SALES
(Dollars in millions)

[BAR CHART]

YEAR      NET SALES

'92         4.622
'93         6.542
'94         8.229
'95        10.223
'96        13.467
'97        16.689


ELECTRONICS
SEGMENT SALES
(Dollars in millions)

[BAR CHART]

YEAR      NET SALES

'92        35.243
'93        34.538
'94        35.771
'95        31.959
'96        32.962
'97        43.861


operating very close to the ground, maximizing the intake of low-canopy crops such as beans, with reduced risk of equipment damage.

                              CLIMB IN EXPORT SALES

   Export sales are becoming increasingly important in electronic controls for agriculture. As the U.S. market matures, greater penetration of foreign markets is needed to maintain the 29% compound annual growth rate Raven has enjoyed over the past five years--one of the company's most consistent growth areas.

                      CONTRACT MANUFACTURING--SALES DOUBLE

    Contract manufacturing sales doubled in fiscal 1997 from $9 million the year previous to $18 million. In just over a year, Raven revamped its Electronic Systems Division, moving from military electronics contracting to virtually all commercial work.

    In this short time frame, the company has developed approximately 20 significant new customers. Products now being produced at Raven include specialty computer boards, heating and air conditioning control systems and sophisticated global positioning equipment.

                           SUPERIOR ENGINEERING STAFF

    Raven has progressed rapidly thanks to a superior engineering staff that specializes in electronic and mechanical design as well as value-engineering in an environment where Total Quality Manufacturing (TQM) has been emphasized for years and the company holds ISO 9002 certification.

    Raven is now firmly established as a superior-quality contract manufacturer and its management expects to maintain a 20% or better annual growth rate in this area for the foreseeable future.

                      PROCESS CONTROLS--REFOCUSING EFFORTS

    Beta Raven sales of $9.2 million in fiscal 1997 dropped 12% from the $10.5 million level of fiscal 1996. Sales declined in the contract manufacturing area and remained flat in the process controls business as Beta Raven continued to refocus its efforts on what once was its core business--primarily feed mills and chemical and industrial plants.

    During the past year the automation of a large chemical plant for an international company was successfully completed. This $1 million-plus installation is expected to be the first of several projects for controlling the flow of materials in chemical plant operations for this company alone.


                                        4


                                    [PHOTO]

                   Raven engineers continue to develop, refine
                  and update flow-control products for today's
                   increasingly sophisticated farmers, helping
                  them maximize yield while containing costs.


PLASTICS
SEGMENT SALES
(Dollars in millions)

[BAR CHART]

YEAR      NET SALES

'92        31.568
'93        36.070
'94        40.386
'95        48.971
'96        55.281
'97        59.158



ENGINEERED
FILM SALES
(Dollars in millions)

[BAR CHART]

YEAR      NET SALES

'92        14.390
'93        15.129
'94        15.272
'95        19.815
'96        23.653
'97        25.799


    We believe there will continue to be opportunities to apply our technology to a variety of process industries, and with operations now on a firm and profitable foundation we can successfully pursue them.

    Contract manufacturing at Beta Raven has also been refocused, working now with a relatively small group of accounts with reasonable growth prospects and secure financing. During this process, some sales were sacrificed but long-term prospects are much improved.

                                    PLASTICS

                         ENGINEERED FILMS--A BANNER YEAR

    Raven's engineered films range from ultra-thin 0.25 millimeter plastic sheeting--used in its manufacture of high-altitude research balloons--to heavy-duty 40 millimeter films utilized for pit lining and in capping landfills. The markets for these films range from manufactured housing, now the company's largest market, to pit liners, landfill covers, construction enclosures, house-wrap, vapor barriers for residential construction, general industrial use, agriculture, and NASA-employed space-research balloons.

    Total sales of engineered films for the year ended January 31, 1997, totaled $25.8 million, up 9% from last year's $23.7 million.

                         SIGNIFICANT CAPACITY EXPANSION

    The past year was marked by significant capacity expansion. In Springfield, Ohio, Raven completed a new 30,000-square-foot plant to improve service to customers and reduce shipping costs. In Sioux Falls, the extrusion facility was not only expanded but now operates 24 hours per day, 7 days a week, and a further expansion is being planned for fiscal 1998.

                 HIGH-ALTITUDE RESEARCH BALLOON BUSINESS UP 18%

    The company's high-altitude research balloon business--the core business on which Raven was founded 41 years ago--remains a viable and consistently profitable if small product line. Raven produces its high-altitude balloons in a plant dedicated solely for this purpose in Sulfur Springs, Texas. Sales increased 18% in fiscal 1997.


                                     [PHOTO]

                Raven has progressed rapidly thanks to a superior
              engineering staff that specializes in electronic and
              mechanical design as well as value-engineering in an
                  environment where Total Quality Manufacturing
                   (TQM) has been emphasized for years and the
                      company holds ISO 9002 certification.


PLASTIC
TANK SALES
(Dollars in millions)

[BAR CHART]

YEAR      NET SALES

'92         9.682
'93        11.341
'94        12.397
'95        13.238
'96        15.838
'97        15.702



PICKUP-TRUCK
TOPPER SALES
(Dollars in millions)

[BAR CHART]

YEAR      NET SALES

'92         5.183
'93         7.672
'94        10.931
'95        13.512
'96        15.402
'97        17.657


                                  PLASTIC TANKS

    Plastic tank sales of $15.2 million in fiscal 1997 declined 4% from the previous year's $15.8 million due to lower agricultural sales. Following a 20% increase in fiscal 1996, the falloff was not expected at the beginning of the year. The agricultural market, however, is typically a cyclical business and Raven's sales reflected a downturn of the overall market.

    This new year, however, is off to a good start. Orders placed in early fiscal 1998 are substantially ahead of the pace of fiscal 1997 and orders for large poly-storage tanks are particularly strong. Improving sales in this area is especially important as the company has made substantial investments in plant and equipment.

                                   ACQUISITION

    In January 1997, Raven acquired Tacoma, Washington-based Norcore Plastics, Inc. Norcore's business is primarily in the fabricating of fiberglass tanks for industrial use, utilizing `dual laminate' technology, which consists of combining specialty plastic films with the tank-manufacturing process to produce tanks capable of handling high-purity liquids and chemicals. One of the most important markets for dual-laminate containers is the semiconductor industry. Other markets include mining, paper and pulp and the chemical-process industry.

    The acquisition of Norcore, when coupled with Raven's existing fiberglass tank business and its poly tank operations, give the company the most complete product offering in the plastic tank business. Norcore's annual sales level of approximately $9 million, combined with the anticipated increase in Raven's existing poly and fiberglass tank business this coming year, should have a positive impact on overall company performance in fiscal 1998.

                    PICKUP-TRUCK TOPPERS--SALES AND PROFIT UP

   Sales of $17.7 million for the Glasstite truck topper line in fiscal 1997 rose 15% over the $15.4 million in the previous year. While overall sales in the topper market remain weak, Raven management believes that the products the company offers will continue to gain wider acceptance and sales strength. Profitability, while well below the company average, did improve in fiscal 1997, and further gains are expected in this new year. The Arizona plant, which opened in fiscal 1996, is now operating at a reasonable level of


                                    [PHOTO]

              Raven's plastic extrusion facility in Sioux Falls, SD
              manufactures plastic sheeting ranging from as thin as
           0.25 millimeters to a heavy-duty 40 millimeters. The films are used for pit lining and capping landfills as well as
           construction enclosures, house-wrap and NASA space-research balloons. Engineered film sales rose 9% in FY 1997 to $25.8 million.


efficiency and producing quality products. Additional sales volume is still needed to produce a better bottom line.

    As new truck models continue to proliferate, requiring continual style changes, varying sizes and a multitude of colors with a quality automotive finish, the Raven product line continues to gain momentum. The company has made the investment in styling, design and the facilities to manufacture a product that matches the appearance of new truck models.

                 THE NEW GLASSTITE TARGA AND GLASSTITE VISION II

    During the past year, Raven introduced a new cab-high topper called the Glasstite Targa. Targa's stylish design has been gaining in popularity and management anticipates a substantial jump in sales now that all of the designs for the various pickup-truck models are complete.

    A second new product, the Glasstite Vision II, was introduced at the industry's national trade show in February 1997 and created a great deal of excitement with Raven dealers. The Vision II is a premium-priced product with a high-rise profile, giving it considerably more internal height for storage than traditional cab-high models. Sales of the Vision II will commence in April 1997.

  These new models, coupled with continued penetration of the West Coast market, should provide strong impetus to substantial pickup-truck topper revenue and profit growth this year.


                                  SEWN PRODUCTS

                              A REMARKABLE RECOVERY

    Favorable weather conditions helped stimulate consumer demand for rugged outerwear this past year. This--combined with the continuing growth of our primary market, large catalog retailers--pushed total segment sales up 13% to $36.4 million from the previous year's $32.2 million.

    Higher volumes and steady demand during fiscal 1997 kept Raven's manufacturing plants running at a favorable capacity level, improving efficiencies and boosting profit margins. One of management's major goals for fiscal 1998 is to attain an even higher level of flexibility in manufacturing operations in order to be more responsive in servicing customer demand. The first full year of operations under an in-house-developed Manufacturing


SEWN PRODUCTS
SEGMENT SALES
(Dollars in millions)

[BAR CHART]

YEAR      NET SALES

'92        33.798
'93        40.606
'94        45.311
'95        40.790
'96        32.201
'97        36.422


                                    [PHOTO]

                   Tank orders placed in early fiscal 1998 are
               substantially ahead of the pace of fiscal 1997 and
          orders for large poly-storage tanks are particularly strong.
             Improving sales in this area is especially important as
              this is where the company's investments in plant and
                            equipment have been made.


SEVERE-WEATHER
UNIFORM SALES
(Dollars in millions)

[BAR CHART]

YEAR        SALES

'95         1.068
'96         2.403
'97         4.298



SPORTSWEAR SALES
(Dollars in millions)

[BAR CHART]

YEAR      NET SALES

'92        17.946
'93        20.582
'94        28.143
'95        32.116
'96        26.426
'97        29.901


Resource Planning (MRP II) system also proved highly successful. Very high levels of inventory accuracy have been achieved with significantly improved turnover rates and customer satisfaction--virtually eliminating shipment errors, shortages and related problems.

                           A STRONG YEAR FOR OUTERWEAR

    Apparel sales rose 13% to $29.9 million from the previous year's $26.4 million, and superior-quality "performance outerwear" continues to be the focus of the Sewn Products segment. Despite the general decline of the U.S. apparel industry as manufacturers move overseas, we see a continuing demand for our products.

    Severe-weather uniforms, an important product area in this past year's growth, was a market Raven first entered in fiscal 1995. Sales of high-quality cold- and severe-weather uniforms for police departments and government agency personnel climbed from $2.4 million in fiscal 1996 to $4.3 million in fiscal 1997. The companies Raven sells to are financially strong entities and offer excellent potential for continued growth. Customer demand for special hunting outerwear also was strong this past year--and orders for fiscal 1998 are coming in at a record pace.

                          CLEAN-ROOM SUITS SALES UP 58%

    While a small part of segment sales, Raven's top-quality clean-room suits accounted for a 58% rise in sales in fiscal 1997 to $1.9 million from fiscal 1996's $1.2 million.

                            AEROSTAR SALES CLIMB 12%

    Aerostar completed its most successful year with sales increases in both hot-air balloons and inflatable shapes produced for amusement parks, parades and advertising. Total sales for fiscal 1997 rose 12% to $6.5 million from $5.8 million the previous year. Sales of inflatables climbed 11% for the year while hot-air balloon sales increased 14%.

    As with other Raven product lines, the use of computerized design and cutting equipment gives Aerostar the ability to design and manufacture complex shapes with precision accuracy. This is paramount in satisfying the needs of Aerostar customers, which include some of the most well-known companies in America.


                                    [PHOTO]

                   The use of computerized design and cutting
                 equipment gives Raven the ability to design and
               manufacture complex shapes with precision accuracy.
                This is paramount in satisfying the needs of our
                    customers, which include some of the most
                        well-known companies in America.


TO OUR SHAREHOLDERS


    LAST YEAR'S ANNUAL REPORT COVER HIGHLIGHTED AN AGGRESSIVE AGENDA FOR FISCAL 1997. WE WENT ON RECORD THAT WE PLANNED TO MAXIMIZE REVENUE GROWTH, DOING THIS PRIMARILY THROUGH NEW PRODUCT INTRODUCTIONS. WE TOLD YOU WE ALSO PLANNED TO IMPROVE PRODUCT QUALITY, DOUBLE ELECTRONICS CONTRACT BUSINESS, CONTINUE 30% GROWTH IN "PRECISION FARMING" ELECTRONICS SYSTEMS, BOOST OPERATING MARGINS IN OUR PLASTICS SEGMENT, AND ACHIEVE RECORD EARNINGS.

    FOR THE MOST PART, WE REACHED WHAT WE STRIVED FOR--BOTH RAVEN'S SALES AND EARNINGS CLIMBED TO RECORD LEVELS IN FISCAL 1997. SALES ROSE 16% TO $139.4 MILLION OVER FISCAL 1996'S $120.4 MILLION. NET INCOME OF $7.7 MILLION IMPROVED 24% OVER THE PREVIOUS YEAR'S $6.2 MILLION AND EARNINGS PER SHARE OF $1.61 ALSO INCREASED 24% OVER THE $1.30 EARNED THE PREVIOUS YEAR.



Excerpt from last year's annual report cover


                                Raven Industries

                                     AGENDA
                            for year ending 1/31/97

        Maximize revenue growth thru product intros, productivity gains

                     Watchdog waste while improving quality

      Double electronics contract business, adding $10 million to topline

            Continue 30% growth in electronics for precision farming

                      In plastics, boost operating margins

                Earn significantly more than previous best year



                            NEW PRODUCT INTRODUCTIONS

    We introduced several new products in the agricultural electronics field this past year, including precision depth controls for planting, tillage, and harvesting operations. Market testing was generally very positive and where fine tuning was indicated, we did it. A new variable rate controller was introduced using global-positioning satellite (GPS) technology for applying chemicals and fertilizer. Our height- and depth-control devices are relatively new to the North American market, but we feel demand for this type of highly sophisticated product will grow rapidly when its benefits become more widely known.


SHAREHOLDERS'
EQUITY
(Dollars in millions)

[PLOT POINTS CHART]

'92         30.601
'93         35.530
'94         41.100
'95         45.526
'96         49.151
'97         56.729



DEBT TO TOTAL
CAPITAL
(Percent)

[BAR CHART]

YEAR           %

'92         10.7%
'93          8.3%
'94          5.8%
'95          8.4%
'96          5.4%
'97          5.3%



SALES PER EMPLOYEE
(Dollars in thousands)

[BAR CHART]

'92         80
'93         85
'94         85
'95         86
'96         88
'97        101


    As spelled out in our agenda, a major priority was increasing our contract electronics business. As the year closed on January 31, 1997, we grew from $9 million in fiscal 1996 to $18 million for fiscal 1997--and we expect continuing future growth in this area. We have become recognized as an efficient and high-quality producer in a relatively short time with a number of substantial customers.

                       INCREASED PROFITABILITY IN PLASTICS

    In Plastics, our primary goal was to increase profitability. We achieved this with operating income up 28% on a 7% sales increase. Sales of our engineered films product line rose 9% and improved an already good level of profitability. We also introduced new woven film products and test-marketed new industrial packaging materials.

    We worked hard on new truck topper models, enhancing superior-quality finishes and attractive designs and features to keep this product line moving forward. We improved profitability for the truck topper line as sales grew 15%, but frankly we need a great deal of further improvement to get this operation to an acceptable profit level. Our plastic tank business saw a downturn in its agricultural business in the first-half of the year, but had a good second-half recovery. Profits and sales for the full year, however, ended slightly below last year.

    In January 1997, we acquired Norcore Plastics, Inc. of Tacoma, Washington. The acquisition will add approximately $9 million in sales for fiscal 1998 and give Raven a much stronger presence in the industrial tank market.

                              A REMARKABLE RECOVERY

    Raven's Sewn Products, or Special Apparel segment, made a remarkable recovery in fiscal 1997 with sales up 13% for the year and profits making a substantial gain. While most of our growth strategy revolves around the Plastics and Electronics business, the Sewn Products segment continues to be a significant part of making Raven a successful company.

    Our balance sheet remains strong with long-term debt only 5% of total capitalization. No short-term borrowings were utilized during the year and we were again able to raise our quarterly cash dividend 8% from 12 cents to 13 cents per share. We have the resources to grow both internally and by making strategic acquisitions, ones that complement our present businesses and are accretive to earnings.


[PHOTO] Davis A. Christensen

    In conclusion, I want to give credit and sincere thanks to our employees for making this past year a highly successful one. The dedication, loyalty, and commitment of our employees to producing quality products and serving our customers is an absolute must for our continuing success.


/s/ David A. Christensen
David A. Christensen
PRESIDENT AND CHIEF EXECUTIVE OFFICER
March 24, 1997



                                MISSION STATEMENT

    Raven Industries is a specialty manufacturer of plastic, electronic and sewn products. Our mission is to become a dominant factor in the niche markets we serve by meeting World Class Standards of quality, cost and service. In doing so, we increase shareholder value--a prime goal of the company--and benefit employees as well. We also will attract and retain quality employees and give them the motivation and support to succeed and grow with the company.

                                     VISION

* To be recognized by employees, customers, suppliers and the communities in which we are located as a leader in product quality, customer satisfaction, employee relations and financial management.

*   To be a leader in key financial ratios compared to similar companies.

* To have a well-trained and motivated work force at all levels of the organization.

                               GUIDING PRINCIPLES

* To strive for continuous improvement in everything we do and to focus on the quality of our products and services.

*   To conduct our business with integrity.

*   To treat our dealers and suppliers as business partners.

* To treat our employees with dignity and respect and to provide a safe workplace for them.

*   To share our financial success with all those who contributed to it.

* To have a positive social and economic impact on the communities in which we work.


SALES BY MARKETS


(Dollars in thousands)
For the years ended January 31                                   1997            1996          1995
-----------------------------------------------------------------------------------------------------
INDUSTRIAL

Plastic sheeting..........................................  $   21,276        $  19,225     $  16,295
Industrial tanks..........................................       7,070            6,566         5,842
Electronics...............................................      17,754           11,391         7,488
Research balloons.........................................       3,268            2,776         2,205
Inflatables...............................................       3,515            3,169         2,414
                                                            -----------------------------------------
                                                            $   52,883        $  43,127     $  34,244

RECREATION

Performance outerwear.....................................  $   29,901        $  26,426     $  32,116
Sport balloons............................................       2,790            2,454         2,589
                                                            -----------------------------------------
                                                            $   32,691        $  28,880     $  34,705

AGRICULTURE

Flow controls-precision farming...........................  $   16,689        $  13,467     $  10,223
Feedmill automation.......................................       3,859            4,181         3,643
Storage/sprayer tanks.....................................       8,632            9,271         7,396
Plastic sheeting..........................................       1,255            1,653         1,315
                                                            -----------------------------------------
                                                            $   30,435        $  28,572     $  22,577

AUTOMOTIVE

Pickup-truck toppers......................................  $   17,657        $  15,402     $  13,512
Other.....................................................                          388         2,406
                                                            -----------------------------------------
                                                            $   17,657        $  15,790     $  15,918

DEFENSE

Electronics...............................................  $    5,559         $  3,922     $  10,605
Other.....................................................         216              153         3,671
                                                            -----------------------------------------
                                                            $    5,775         $  4,075     $  14,276

TOTAL COMPANY SALES

Industrial................................................  $   52,883        $  43,127     $  34,244
Recreation................................................      32,691           28,880        34,705
Agriculture...............................................      30,435           28,572        22,577
Automotive................................................      17,657           15,790        15,918
                                                            -----------------------------------------

Total Commercial Sales....................................  $  133,666       $  116,369     $ 107,444

Defense...................................................       5,775            4,075        14,276
                                                            -----------------------------------------

Total Company Sales.......................................  $  139,441       $  120,444     $ 121,720
                                                            =========================================

ELEVEN-YEAR FINANCIAL SUMMARY

(Dollars in thousands, except per-share data)
For the years ended January 31                   1997          1996          1995            1994          1993           1992
---------------------------------------------------------------------------------------------------------------------------------
OPERATIONS FOR YEAR:

Net sales .................................   $ 139,441     $ 120,444     $ 121,720       $ 121,468     $ 111,214     $ 100,609
Gross profit ..............................      25,287        22,660        23,968          23,574        21,048        19,109
Operating income ..........................      11,971         9,561         9,136(a)       10,440         9,146         8,138
Income before income taxes ................      11,915         9,566         9,372          10,638         9,182         8,067
Net income ................................       7,688         6,197         6,088           6,954         6,030         5,306
Net income % of sales .....................         5.5%          5.1%          5.0%            5.7%          5.4%          5.3%
Net income % of beginning equity ..........        15.6%         13.6%         14.8%           19.6%         19.7%         20.2%
Cash dividends ............................   $   2,367     $   2,130     $   1,843       $   1,545     $   1,316     $   1,165

FINANCIAL POSITION:

Current assets ............................   $  56,696     $  45,695     $  43,795       $  45,037     $  42,476     $  34,798
Current liabilities .......................      20,016        14,771        15,078          16,088        15,253        11,284
Working capital ...........................      36,680        30,924        28,717          28,949        27,223        23,514
Current ratio .............................        2.83          3.09          2.90            2.80          2.78          3.08
Property, plant and equipment .............      18,142        18,069        18,570          13,371        10,457         9,947
Total assets ..............................      80,662        67,553        65,636          60,597        54,813        46,528
Long-term debt ............................       3,181         2,816         4,179           2,539         3,224         3,676
Shareholders' equity ......................      56,729        49,151        45,526          41,100        35,530        30,601
Long-term debt/total capitalization .......         5.3%          5.4%          8.4%            5.8%          8.3%         10.7%
Inventory turnover (CGS/year-end inventory)         4.5           4.1           4.4             4.4           3.8           4.2

CASH FLOWS PROVIDED BY (USED IN):

Operating activities ......................   $   7,088     $   9,687     $   7,452       $  11,257     $   3,475     $   7,489
Investing activities ......................      (5,090)       (4,158)      (10,000)         (5,908)       (3,107)       (3,886)
Financing activities ......................      (2,363)       (4,029)          406          (2,042)       (1,659)       (2,518)
Increase (decrease) in cash ...............        (365)        1,500        (2,142)          3,307        (1,291)        1,085

COMMON STOCK DATA:

Net income per share ......................   $    1.61     $    1.30     $    1.27       $    1.45     $    1.27     $    1.13
Cash dividends per share ..................        0.50          0.45          0.39            0.33          0.28          0.25
Book value per share ......................       11.73         10.42          9.62            8.76          7.60          6.63
Stock price range during year
   High ...................................   $   23.50     $   20.75     $   24.50       $   23.50     $   21.50     $   15.83
   Low ....................................   $   16.00     $   15.50     $   18.00       $   18.00     $   13.83     $    8.00
Shares outstanding, average (in thousands)        4,775         4,782         4,791           4,796         4,763         4,713
Shares outstanding, year-end (in thousands)       4,836         4,716         4,735           4,694         4,676         4,629
Number of shareholders, year-end ..........       3,011         3,190         3,031           3,173         3,147         2,775

OTHER DATA:

Average number of employees ...............       1,387         1,368         1,414           1,435         1,316         1,252
Sales per employee ........................   $     101     $      88     $      86       $      85     $      85     $      80
Backlog ...................................   $  38,102     $  32,539     $  29,661       $  36,403     $  49,033     $  48,200



(WIDE TABLE CONTINUED FROM ABOVE)


     1991         1990         1989          1988         1987
------------------------------------------------------------------


   $ 85,502     $ 90,973     $ 77,563       64,305     $ 52,303
     17,685       18,177       14,857       14,292       12,303
      7,311        7,461        5,127        4,983        4,250
      7,071        6,831        4,578        4,390        3,919
      4,605        4,235        2,930        2,656        2,122
        5.4%         4.7%         3.8%         4.1%         4.1%
       20.2%        19.7%        15.3%        15.5%        13.5%
   $  1,014     $    849     $    732     $    680     $    659



   $ 33,900     $ 30,570     $ 24,976     $ 21,795     $ 18,416
     12,147       11,247        9,633        8,799        6,621
     21,753       19,323       15,342       12,997       11,795
       2.79         2.72         2.59         2.48         2.78
      8,368        7,163        8,702        9,672        7,855
     44,103       39,547       35,892       33,920       28,847
      4,679        4,966        4,115        5,254        4,485
     26,236       22,802       21,448       19,170       17,155
       15.1%        17.5%        15.7%        20.9%        20.2%
        3.4          4.1          4.6          4.1          3.5



   $  5,583     $  2,404     $  3,908     $  4,108     $  2,046
     (3,113)      (1,308)      (1,331)      (3,598)      (4,545)
     (2,071)      (1,875)      (1,869)         274       (1,084)
        399         (779)         708          784       (3,583)



   $   0.98     $   0.87     $   0.61     $   0.55     $   0.45
       0.22         0.18         0.15         0.14         0.14
       5.77         5.01         4.48         4.03         3.63

   $   9.75     $  10.00     $   5.75     $   7.09     $   5.59
   $   6.42     $   5.33     $   4.37     $   4.21     $   3.59
      4,704        4,839        4,826        4,811        4,754
      4,559        4,554        4,785        4,758        4,734
      2,526        1,898        1,925        2,000        1,869



      1,141        1,234        1,138        1,019          864
   $     75     $     74     $     68     $     63     $     61
   $ 53,587     $ 42,078     $ 33,436     $ 21,424     $ 19,808


All per share, shares outstanding and market price data reflect the October 1992 three-for-two and the July 1989 two-for-one stock splits. All other figures are as reported.
(a) Includes the $1.8 million Beta Raven charge (See Note 5).


                                    18 & 19


FINANCIAL REVIEW AND ANALYSIS


RESULTS OF OPERATIONS: MARGIN ANALYSIS

(In thousands, except per-share data)
For the years ended January 31        1997                                 1996                                1995
---------------------------------------------------------------------------------------------------------------------------------

                                       %          %                          %         %                         %         %
                        AMOUNT       SALES      CHANGE       Amount        Sales    Change        Amount       Sales     Change
---------------------------------------------------------------------------------------------------------------------------------
Net sales .......      $139,441      100.0      + 15.8      $120,444       100.0     - 1.0       $121,720      100.0     + 0.2
Gross profit ....        25,287       18.1      + 11.6        22,660        18.8     - 5.5         23,968       19.7     + 1.7
Beta Raven charge                                                                                   1,800        1.5
Other operating
   expenses .....        13,316        9.5      +  1.7        13,099        10.9     + 0.5         13,032       10.7     - 0.8
Operating income         11,971        8.6      + 25.2         9,561         7.9     + 4.7          9,136        7.5     -12.5
Income before
   income taxes .        11,915        8.5      + 24.6         9,566         7.9     + 2.1          9,372        7.7     -11.9
Income taxes ....         4,227        3.0      + 25.5         3,369         2.8     + 2.6          3,284        2.7     -10.9
Net income ......         7,688        5.5      + 24.1         6,197         5.1     + 1.8          6,088        5.0     -12.5
Net income
   per share ....          1.61                 + 23.8          1.30                 + 2.4           1.27                -12.4
Average shares
   outstanding ..         4,775                 -  0.1         4,782                 - 0.2          4,791                - 0.1
Effective income
   tax rate .....          35.5%                +  0.9          35.2%                + 0.6           35.0%               + 1.2



                              LONG-TERM PERFORMANCE

    Stronger product offerings in the Electronics segment combined with improved profitability in the Plastics and Sewn Products segments to create a record year for sales and earnings. Fiscal 1997 sales of $139.4 million were 16% higher than the previous year and 15% higher than the previous record. Net income of $7.7 million, or $1.61 per share, was up 24% compared with fiscal 1996 and 11% higher than the previous record.

    The company returned to its longer term growth pattern in fiscal 1997. The loss of more than $20 million of annual defense revenues between fiscal 1994 and fiscal 1996 negatively affected the company's performance during the two previous fiscal years. In fiscal 1997, the company returned 15.6% on shareholders' equity, and 5.5% on sales; increased the book value of the company by 12.6%; paid a record per share dividend; invested for future growth and made a strategic acquisition in its Plastics business segment.

For the years ended January 31                                       1997      1996       1995        1994       1993      1992
--------------------------------------------------------------------------------------------------------------------------------
Net income as % of
   Sales.........................................................     5.5%      5.1%       5.0%        5.7%       5.4%      5.3%
   Average assets................................................    10.4%      9.3%       9.6%       12.1%      11.9%     11.7%
   Beginning equity..............................................    15.6%     13.6%      14.8%       19.6%      19.7%     20.2%



                                SEGMENT ANALYSIS

The following table summarizes sales and gross profits in the company's three business segments for each of the past three fiscal years:


(Dollars in thousands)        1997                      1996                       1995
------------------------------------------------------------------------------------------------

                        AMOUNT     % CHANGE       Amount     % Change        Amount     % Change
------------------------------------------------------------------------------------------------
SALES

Electronics ....      $ 43,861      + 33.1      $ 32,962      +  3.1       $ 31,959      - 10.7
Plastics .......        59,158      +  7.0        55,281      + 12.9         48,971      + 21.3
Sewn Products ..        36,422      + 13.1        32,201      - 21.1         40,790      - 10.0
                      --------                  --------                   --------
Total ..........      $139,441      + 15.8      $120,444      -  1.0       $121,720      +  0.2
                      ========                  ========                   ========


                        AMOUNT     % SALES        Amount     % Sales         Amount      % Sales
------------------------------------------------------------------------------------------------

GROSS PROFITS

Electronics......     $  8,617        19.6      $  7,841        23.8       $  7,581        23.7
Plastics.........       10,154        17.2         9,450        17.1          9,227        18.8
Sewn Products....        6,516        17.9         5,369        16.7          7,160        17.6
                      --------                  --------                   --------
Total............     $ 25,287        18.1      $ 22,660        18.8       $ 23,968        19.7
                      ========                  ========                   ========

ELECTRONICS SEGMENT

FISCAL 1997 VERSUS FISCAL 1996

    The company successfully broadened its commercial contract electronics offerings in fiscal 1997. Revenues from contract electronics manufacturing in the Raven Electronic Systems division doubled over fiscal 1996 levels and reached $18.0 million. Sales of flow and position control devices for precision farming applications increased from $13.5 to $16.7 million. Lower contract manufacturing revenues from the company's Beta Raven subsidiary partially offset these increases. The lower gross profit rate in fiscal 1997 was a result of the high rate of technological and customer start-up costs incurred with the introduction of new products and transformation from defense orientation to a commercial customer base.

ELECTRONICS SEGMENT
(Dollars in millions)

[BAR CHART]

                                GROSS
YEAR           SALES           PROFITS
'95           31.959            7.581
'96           32.962            7.841
'97           43.861            8.617


FISCAL 1996 VERSUS FISCAL 1995

    Sales of flow control devices for precision farming increased by more than 30% in fiscal 1996 and totaled nearly $13.5 million. Defense electronics sales dropped from $10.6 million in fiscal 1995 to $3.9 million in fiscal 1996 because of lower levels of procurement by the U.S. government. Higher deliveries under commercial contracts partially offset the reduction of defense contract activity. Beta Raven sales of process control systems were at approximately the same level as in fiscal 1995. The gross profit increase reflected relatively higher sales of agricultural electronics. Additionally, improved efficiencies at Beta Raven raised their gross profit rate. These improvements were partially offset by the impact of idle capacity that resulted from the drop in defense business.

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

PROSPECTS

    Sales are expected to continue to grow between 15-20% in this segment in the coming fiscal year. Gross profit rates are expected to improve slightly as the impact of start-up costs are lessened by a higher percentage of repeat business. Timely delivery of quality products under commercial contracts during the first half of the year is crucial to obtaining additional orders and meeting the established goals for this segment.


PLASTICS SEGMENT

FISCAL 1997 VERSUS FISCAL 1996

    Continued growth in sales of engineered films in fiscal 1997 was central to the company's success in this business segment. Engineered film sales were $25.8 million, up 9% over fiscal 1996. Fiscal 1996 sales included emergency demand for hurricane film. Sales of high-altitude research balloons and pickup-truck toppers increased by 18% and 15%, respectively. Weakness in agricultural markets reduced sales of plastic tanks by 4%. Higher sales combined with improved operations in the second year of production at the company's pickup-truck topper plant increased gross profits in fiscal 1997, compared with fiscal 1996.


PLASTICS SEGMENT
(Dollars in millions)

[BAR CHART]

                                 GROSS
YEAR           SALES            PROFITS
'95           48.971             9.227
'96           55.281             9.450
'97           59.158            10.154


FISCAL 1996 VERSUS FISCAL 1995

    Sales of engineered films increased 20% in fiscal 1996 and totaled $23.6 million. Process improvements and expansion of production capacity allowed the company to meet demand for new products and to supply films needed in response to hurricane damage in the United States. Sales of plastic tanks increased 20% as demand for agricultural tanks was strong. Pickup-truck topper sales also increased, but by less than management expectations. The gross profit impact of these higher sales was substantially offset by losses incurred during the start up of a new pickup-truck topper plant. During fiscal 1996, the company sold its utility-truck body business and related assets. This sale had no material impact on the financial statements.

PROSPECTS

    The addition of Norcore Plastics products to this segment is expected to increase sales by nearly $9 million in fiscal 1998. Total sales in the Plastics segment are expected to grow by more than 25% over fiscal 1997 levels. Success will depend on successful integration of Norcore Plastics into the company's marketing and manufacturing strategies. Gross profit rates are expected to decline somewhat as the costs of integration are incurred.

SEWN PRODUCTS SEGMENT

FISCAL 1997 VERSUS FISCAL 1996

    Sales of $36.4 million in fiscal 1997 were 13% higher than in fiscal 1996 as a result of improved market conditions for outerwear sales to catalog merchandisers and increased sales of severe weather uniforms. Sales of inflatable display products and hot-air balloons also increased. Raven branded skiwear and western wear sales continued to decline. Higher sales and production levels improved plant efficiencies and aided the recovery of the gross profit rate.

FISCAL 1996 VERSUS FISCAL 1995

    The impact of the unusually warm winter of 1994-1995 was to create lower demand for outerwear and higher than normal retail inventory levels. As a result, fiscal 1996 sales in the sewn products segment were much lower than the prior year. Sales to catalog merchandisers were down almost $5 million in fiscal 1996 compared with fiscal 1995. Skiwear sales were also lower than the prior year. Chemical warfare protection suit production ended in fiscal 1995, but did contribute $3.3 million to fiscal 1995 sales. Sales of nonmilitary cold weather uniforms increased over last year. The lower sales negatively impacted the level of gross profits, and higher levels of low margin and close out sales reduced the gross profit rate.


SEWN PRODUCTS SEGMENT
(Dollars in millions)

[BAR CHART]

                                 GROSS
YEAR           SALES            PROFITS
'95           40.790             7.160
'96           32.201             5.369
'97           36.422             6.516


PROSPECTS

    Sales are expected to stay relatively flat in this segment. Management believes that a less aggressive strategy in its Sewn Products businesses will improve consistency and predictability of profits. As a result, gross profits are also expected to stay relatively stable. Management believes these businesses do have sufficient resources to respond to opportunities as they arise.

EXPENSES, INCOME TAXES AND OTHER

FISCAL 1997 VERSUS FISCAL 1996

    Selling and administrative costs increased by 1.7% over fiscal 1996 levels. As a percent of sales they were reduced to 9.5% from 10.9% one year earlier. Selling expenses did not increase over the prior year as a result of declines in commissionable sales and lower promotional expenses.


    Administrative expenses did increase by 3.9% as a result of higher compensation expenses. Interest expense declined due to lower borrowing levels. The company's effective income tax rate increased from 35.2% in fiscal 1996 to 35.5% in fiscal 1997 due primarily to the taxation of income over $10 million at a higher federal rate.

FISCAL 1996 VERSUS FISCAL 1995

   Selling and administrative costs were essentially unchanged, both as a percent of sales and in spending levels. Higher selling costs in support of precision farming and due to higher commissionable sales were offset by administrative cost reductions. Interest expense increased as a result of financing capital expenditures made in late fiscal 1995. The effective income tax rate was 35.2% in fiscal 1996 and 35.0% in fiscal 1995.

PROSPECTS

    Operating expenses are expected to remain relatively constant as a percentage of sales in fiscal 1998. Interest costs are projected to remain level as positive cash flow from operations is expected to offset increased capital expenditures and working capital requirements in the coming year. The company's effective income tax rate is expected to rise to the 36% range as the goodwill amortization associated with the Norcore acquisition will not be deductible for federal income tax purposes.


         ANALYSIS OF FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

    The following table summarizes cash provided by (used in) the company's business activities for the past three fiscal years:

(Dollars in thousands)          1997        1996        1995
------------------------------------------------------------------

Operating activities.......   $  7,088      $  9,687    $   7,452
Investing activities.......     (5,090)       (4,158)     (10,000)
Financing activities.......     (2,363)       (4,029)         406

Increase (decrease)
   in cash.................   $   (365)     $  1,500    $  (2,142)

OPERATING ACTIVITIES

    The company's cash flow from operations totaled $24.2 million over the past three years, compared with net income of $20.0 million over the same period. Accounts receivable, net of the impact of the Norcore acquisition, increased by $8.1 million in fiscal 1997, due primarily to a 29% increase in fourth quarter shipments over the prior year. Inventory levels were flat and higher accounts payable and accrued expenses offset some of the impact of higher accounts receivable levels. Working capital requirements are projected to grow along with revenues in fiscal 1998.

INVESTING ACTIVITIES

    The company acquired Norcore Plastics, Inc. in January 1997, acquiring all of its capital stock for $1.1 million in cash and 93,701 shares of Raven common stock. Capital expenditures totaled $4.0 million in fiscal 1997, approximately the same level as the prior year and slightly less than depreciation and amortization. Capital expenditures are expected to exceed depreciation and amortization by approximately $2 million in fiscal 1998. Over one-half the expenditures in fiscal 1997 and projected for fiscal 1998 are in support of continued growth in the Plastics segment.

FINANCING ACTIVITIES AND CREDIT LINES

    The company increased its dividend, on a per share basis, for the tenth consecutive year. Cash required for the Norcore acquisition and to refinance debt assumed in the merger was obtained, in part, by borrowing $1.5 million under a long-term note.

    The company's cash position was strong throughout the year and use of the short-term credit facility was not required. Maximum borrowings under the company's line of credit were $1.5 million during fiscal 1996. Management believes the company's $5.0 million line of credit will only be required for seasonal short-term financing during fiscal 1998.

CAPITAL STRUCTURE AND LONG-TERM FINANCING

    The company's long-term debt to total capitalization ratio was 5.3% at January 31, 1997 compared with 5.4% one year earlier. Refer to Note 8 to the consolidated financial statements for types and sources of long-term debt. Using a prime rate of 8.25%, the weighted average interest rate of the company's debt was 7.8% at January 31, 1997. No new long-term borrowing is planned for fiscal 1998.

    The company's solid financial condition and capacity to assume additional financing, if needed, provide the company a strategic advantage over many of its competitors. In the opinion of management, the company is well-positioned to take on new opportunities in its core businesses with emphasis on those that build on the company's strengths of customer service and quality manufacturing.


                 WEEKLY STOCK PRICE, VOLUME AND P/E--FISCAL 1997

                              [BAR AND LINE CHART]

    DATE          STOCK PRICE            VOLUME              P/E

FEB  2/02          18                   14500.0             13.846
     2/09          17 3/4               7400.00             13.654
     2/16          17 3/4               21600.0             13.654
     2/23          17                   64700.0             13.077

MAR  3/01          16 1/2                109300             12.692
     3/08          16 1/4               22300.0             12.500
     3/15          16 7/8               33000.0             12.981
     3/22          16 1/4               17900.0             12.500
     3/29          17 1/2               8600.00             13.462

APR  4/05          16                   17300.0             12.308
     4/12          17                   40900.0             13.077
     4/19        L 16                   49400.0           L 12.308
     4/26          16 3/4               41400.0             12.885

MAY  5/03          17 5/8               21700.0             12.960
     5/10          17 1/2               16900.0             12.868
     5/17          17 3/4               21300.0             13.051
     5/24          18 5/8               13400.0             13.695
     5/31          19 3/4               17800.0             14.522

JUN  6/07          20 1/2               56700.0             15.074
     6/14          20 1/2               2500.00             15.074
     6/21          20 1/2               19900.0             15.074
     6/28          20 1/4               6100.00             14.890

JUL  7/05          20 1/4               2200.00             14.890
     7/12          20                   6900.00             14.706
     7/19          19 1/4               13900.0             14.154
     7/26          18 5/8               28400.0             13.695

AUG  8/02          18 1/2               42200.0             12.937
     8/09          19                   5400.00             13.287
     8/16          21 3/4                103700             15.210
     8/23          22                   72900.0             15.385
     8/30          22 3/4               47200.0           H 15.909

SEP  9/06          21 7/8               3400.00             15.297
     9/13          22 1/8               18100.0             15.472
     9/20          21 5/8               40600.0             15.122
     9/27          20 3/4               76200.0             14.510

OCT 10/04          21 1/4               51600.0             14.860
    10/11          22 1/2               63000.0             15.734
    10/18          21 3/4               17500.0             15.210
    10/25          21 3/4               63400.0             15.210

NOV 11/01          22 1/4               27700.0             14.833
    11/08          21 5/8               40700.0             14.417
    11/15          20 7/8               15900.0             13.917
    11/22          21 1/2               66000.0             14.333
    11/29          21                   6000.00             14.000

DEC 12/06          21 3/8               30000.0             14.250
    12/13          22                   7000.00             14.667
    12/20          22                   19100.0             14.667
    12/27          21 3/4               3700.00             14.500

JAN  1/03          21 3/4               23600.0             14.500
     1/10          22 3/8               16400.0             15.167
     1/17          22 1/2               14300.0             15.000
     1/24        H 23 1/2               13700.0             15.667
     1/31          22 1/2                900.00             15.000



                          QUARTERLY SUMMARY (UNAUDITED)

                                                                                                     Common stock
                                                                                                     market price
(Dollars in thousands,          Net      Gross    Operating     Pretax        Net     Net income   -------------------  Dividends
except per share data)         sales     profit     income      income      income    per share      High       Low     per share
----------------------------------------------------------------------------------------------------------------------------------
FISCAL 1997
First Quarter............   $  30,875  $   6,086   $  2,826     $  2,797   $  1,808   $    0.38   $   18.75   $  16.00   $ 0.120
Second Quarter...........      31,270      5,398      2,215        2,191      1,409        0.30       22.00      16.00     0.120
Third Quarter............      38,943      7,055      3,598        3,571      2,303        0.48       22.75      18.25     0.130
Fourth Quarter...........      38,353      6,748      3,332        3,356      2,168        0.45       23.50      20.88     0.130
                            ---------  ---------   --------     --------   --------   ---------                          -------
Total Year...............   $ 139,441  $  25,287   $ 11,971     $ 11,915   $  7,688   $    1.61   $   23.50   $  16.00   $ 0.500
                            =========  =========   ========     ========   ========   =========                          =======

FISCAL 1996
First Quarter............   $  27,787  $   5,776   $  2,404     $  2,380   $  1,535   $    0.32   $   20.50   $  17.25   $ 0.105
Second Quarter...........      27,253      4,795      1,675        1,732      1,117        0.23       20.75      19.50     0.105
Third Quarter............      35,560      6,400      3,115        3,057      1,972        0.41       20.50      17.50     0.120
Fourth Quarter...........      29,844      5,689      2,367        2,397      1,573        0.34       19.25      15.50     0.120
                            ---------  ---------   --------     --------   --------   ---------                          -------
Total Year...............   $ 120,444  $  22,660   $  9,561     $  9,566   $  6,197   $    1.30   $   20.75   $  15.50   $ 0.450
                            =========  =========   ========     ========   ========   =========                          =======

FISCAL 1995
First Quarter............   $  27,816  $   5,360   $  2,046     $  2,134   $  1,376   $    0.29   $   24.50   $  19.75   $ 0.090
Second Quarter...........      26,919      5,044        137(a)       182        130        0.03       22.50      18.50     0.090
Third Quarter............      35,890      7,200      3,880        3,877      2,519        0.53       20.00      18.00     0.105
Fourth Quarter...........      31,095      6,364      3,073        3,179      2,063        0.42       20.00      18.25     0.105
                            ---------  ---------   --------     --------   --------   ---------                          -------
Total Year...............   $ 121,720  $  23,968   $  9,136     $  9,372   $  6,088   $    1.27   $   24.50   $  18.00   $ 0.390
                            =========  =========   ========     ========   ========   =========                          =======


(a) Includes the $1.8 million Beta Raven charge (See Note 5).


CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)
As of January 31                                                         1997      1996     1995
--------------------------------------------------------------------------------------------------
ASSETS

Current assets
   Cash and cash equivalents .......................................   $ 3,439   $ 3,804   $ 2,304
   Accounts receivable .............................................    25,637    16,002    17,592
   Inventories .....................................................    25,125    23,897    22,103
   Prepaid expenses and other current assets .......................       431       413       382
   Deferred income taxes ...........................................     2,064     1,579     1,414
                                                                       -------   -------   -------
      Total current assets .........................................    56,696    45,695    43,795

Property, plant and equipment, net .................................    18,142    18,069    18,570
Other assets, net ..................................................     5,824     3,789     3,271
                                                                       -------   -------   -------
      Total assets .................................................   $80,662   $67,553   $65,636
                                                                       =======   =======   =======


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Current portion of long-term debt ...............................   $ 1,366   $   813   $   907
   Accounts payable ................................................     7,849     4,651     5,435
   Accrued liabilities .............................................    10,197     8,309     8,191
   Customer advances ...............................................       604       998       545
                                                                       -------   -------   -------
      Total current liabilities ....................................    20,016    14,771    15,078

Long-term debt, less current portion ...............................     3,181     2,816     4,179
Deferred income taxes ..............................................       736       815       853

Stockholders' equity ...............................................    56,729    49,151    45,526
                                                                       -------   -------   -------
   Common shares
      Authorized--100,000,000
      Outstanding--1997: 4,835,558; 1996: 4,715,976; 1995: 4,734,530
   Total liabilities and stockholders' equity ......................   $80,662   $67,553   $65,636
                                                                       =======   =======   =======


The accompanying notes are an integral part of the financial statements.


CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per-share data)
For the years ended January 31                                1997           1996          1995
---------------------------------------------------------------------------------------------------
Net sales .............................................   $   139,441    $   120,444    $   121,720

Cost of goods sold ....................................       114,154         97,784         97,752
                                                          -----------    -----------    -----------
   Gross profit .......................................        25,287         22,660         23,968

Operating expenses
   Selling ............................................         7,211          7,223          7,075
   Administrative .....................................         6,105          5,876          5,957
   Beta Raven charge ..................................                                       1,800
                                                          -----------    -----------    -----------
      Operating income ................................        11,971          9,561          9,136
                                                          -----------    -----------    -----------

Interest expense ......................................          (310)          (375)          (323)
Other income, net .....................................           254            380            559
                                                          -----------    -----------    -----------
   Income before income taxes .........................        11,915          9,566          9,372
                                                          -----------    -----------    -----------
Income taxes ..........................................         4,227          3,369          3,284
                                                          -----------    -----------    -----------
   Net income .........................................   $     7,688    $     6,197    $     6,088
                                                          ===========    ===========    ===========


Net income per common and common-equivalent share .....   $      1.61    $      1.30    $      1.27
                                                          ===========    ===========    ===========

Average common and common-equivalent shares outstanding     4,775,160      4,782,185      4,791,083
                                                          ===========    ===========    ===========


The accompanying notes are an integral part of the financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                   $1 Par                       Treasury stock
                                                   common       Paid-in      -----------------------       Retained
(Dollars in thousands, except per-share data)      stock        capital       Shares       At cost         earnings         Total
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1994.....................    $ 5,010       $   279     (315,903)      $ (2,334)       $ 38,145       $ 41,100
Net income....................................                                                                6,088          6,088
Cash dividends ($.39 per share)...............                                                               (1,843)        (1,843)
Purchase and retirement of stock..............        (35)         (730)                                                      (765)
Employees' stock options exercised............         75           494                                                        569
Tax benefit from exercise
   of stock options...........................                      377                                                        377
                                                  -------       -------      --------      --------        --------       --------

Balance January 31, 1995......................      5,050           420      (315,903)       (2,334)         42,390         45,526
Net income....................................                                                                6,197          6,197
Cash dividends ($.45 per share)...............                                                               (2,130)        (2,130)
Purchase of treasury stock....................                                (36,500)         (576)                          (576)
Purchase and retirement of stock..............         (9)         (172)                                                      (181)
Employees' stock options exercised............         27           180                                                        207
Tax benefit from exercise
   of stock options...........................                      108                                                        108
                                                  -------       -------      --------      --------        --------       --------

Balance January 31, 1996......................      5,068           536      (352,403)       (2,910)         46,457         49,151
Net income....................................                                                                7,688          7,688
Cash dividends ($.50 per share)...............                                                               (2,367)        (2,367)
Shares issued for acquisition.................         94         1,956                                                      2,050
Purchase and retirement of stock..............        (30)         (624)                                                      (654)
Employees' stock options exercised............         56           618                                                        674
Tax benefit from exercise
   of stock options...........................                      187                                                        187
                                                  -------       -------      --------      --------        --------       --------
Balance January 31, 1997......................    $ 5,188       $ 2,673      (352,403)     $ (2,910)       $ 51,778       $ 56,729
                                                  =======       =======      ========      ========        ========       ========


The accompanying notes are an integral part of the financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)
For the years ended January 31                                                 1997         1996         1995
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
   Net income ..........................................................     $ 7,688      $ 6,197      $  6,088
   Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization .................................       4,566        4,242         3,582
         Provision for losses on accounts receivable ...................          88           86           135
         Deferred income taxes .........................................        (514)        (203)          (29)
         Equity in earnings of affiliate, net of dividends .............          (6)        (105)         (180)
         Change in operating assets and liabilities, net of
            effects from acquisition of businesses .....................      (4,808)        (525)       (2,110)
         Other operating activities, net ...............................          74           (5)          (34)
                                                                             -------      -------      --------
   Net cash provided by operating activities ...........................       7,088        9,687         7,452

Cash flows from investing activities
   Capital expenditures ................................................      (4,009)      (4,186)       (7,753)
   Acquisition of businesses ...........................................      (1,105)        (510)       (2,372)
   Other investing activities, net .....................................          24          538           125
                                                                             -------      -------      --------
   Net cash used in investing activities ...............................      (5,090)      (4,158)      (10,000)

Cash flows from financing activities
   Issuance of short-term debt .........................................                    4,500         7,500
   Payment of short-term debt ..........................................                   (4,500)       (7,500)
   Retire debt of acquired business ....................................        (890)
   Long-term debt principal payments ...................................        (813)      (1,457)         (804)
   Proceeds from issuance of long-term debt ............................       1,500                      2,872
   Net proceeds from exercise of stock options .........................         207          134           181
   Dividends paid ......................................................      (2,367)      (2,130)       (1,843)
   Purchase of treasury stock ..........................................                     (576)
                                                                             -------      -------      --------
   Net cash provided by (used in) financing activities .................      (2,363)      (4,029)          406
                                                                             -------      -------      --------

Net increase (decrease) in cash and cash equivalents ...................        (365)       1,500        (2,142)

Cash and cash equivalents at beginning of year .........................       3,804        2,304         4,446
                                                                             -------      -------      --------

Cash and cash equivalents at end of year ...............................     $ 3,439      $ 3,804      $  2,304
                                                                             =======      =======      ========


The accompanying notes are an integral part of the financial statements.


NOTES TO FINANCIAL STATEMENTS

                                     NOTE 1

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION:

    The consolidated financial statements include the accounts of Raven Industries, Inc. ("Raven") and its wholly-owned subsidiaries (the "company"), Aerostar International, Inc. ("Aerostar"); Beta Raven Inc. ("Beta"); and Glasstite, Inc. ("Glasstite"). All material intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES:

    The preparation of the company's financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS:

    The company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalent balances are principally concentrated in a money market mutual fund with Norwest Advantage Funds, an affiliate of Norwest Bank Minnesota, N.A.

INVENTORY VALUATION:

    Inventories are stated at the lower of cost or market with cost determined on the first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment is stated at cost and is depreciated over the estimated useful life of the asset using accelerated methods. The estimated useful lives used for computing depreciation are as follows:

    Buildings and improvements..................   7 to 39 years
    Machinery and equipment.....................    3 to 7 years

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

CONTINGENCIES:

    The company may from time to time be involved as a defendant in lawsuits, claims or disputes in the normal course of business. An estimated loss is charged to operations when it is probable that an asset has been impaired or a liability incurred and the amount of the loss can be reasonably estimated.

RESEARCH AND DEVELOPMENT:

    Research and development expenditures of $678,000 in fiscal 1997, $619,000 in fiscal 1996, and $955,000 in fiscal 1995 were charged to cost of goods sold in the year incurred.

STOCK OPTIONS:

    The company records compensation expense related to its stock option plan using the intrinsic value method.

INCOME TAXES:

    Deferred income taxes reflect temporary differences between assets and liabilities reported on the company's balance sheet and their tax basis. These differences are measured using enacted tax laws and statutory tax rates applicable to the periods when the temporary differences will impact taxable income. Deferred tax assets are reduced by a valuation allowance to reflect realizable value, when necessary. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

NET INCOME PER SHARE:

    Earnings per share are computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. Common shares outstanding represent common shares issued less shares purchased and held in treasury. Common equivalent shares represent shares issuable upon the assumed exercise of dilutive employee stock options less treasury shares assumed purchased with the option proceeds.


                                     NOTE 2

                       SELECTED BALANCE SHEET INFORMATION

Following are the components of selected balance sheet items:


(Dollars in thousands)
As of January 31                                1997          1996          1995
----------------------------------------------------------------------------------
Accounts receivable:
   Trade accounts .......................     $ 25,977      $ 16,342      $ 17,942
   Allowance for doubtful accounts ......         (340)         (340)         (350)
                                              --------      --------      --------
      Total .............................     $ 25,637      $ 16,002      $ 17,592
                                              ========      ========      ========

Inventories:
   Finished goods .......................     $  4,275      $  5,236      $  4,247
   In process ...........................        4,574         5,344         4,709
   Materials ............................       16,276        13,317        13,147
                                              --------      --------      --------
      Total .............................     $ 25,125      $ 23,897      $ 22,103
                                              ========      ========      ========

Property, plant, and equipment:
   Land .................................     $  1,185      $  1,185      $  1,129
   Building and improvements ............       13,988        13,285        13,253
   Machinery and equipment ..............       33,142        30,550        28,726
                                              --------      --------      --------
                                                48,315        45,020        43,108
   Accumulated depreciation .............      (30,173)      (26,951)      (24,538)
                                              --------      --------      --------
      Total .............................     $ 18,142      $ 18,069      $ 18,570
                                              ========      ========      ========

Other assets:
   Intangible assets, net of amortization     $  3,732      $  1,746      $  1,474
   Investment in affiliate ..............        1,802         1,796         1,691
   Other non-current assets .............          290           247           106
                                              --------      --------      --------
      Total .............................     $  5,824      $  3,789      $  3,271
                                              ========      ========      ========

Accrued liabilities:
   Profit sharing .......................     $  1,654      $  1,324      $  1,557
   Vacations ............................        1,786         1,622         1,573
   Salaries and wages ...................        2,514         2,427         2,121
   Insurance obligations ................        2,070         1,502         1,405
   Other ................................        2,173         1,434         1,535
                                              --------      --------      --------
      Total .............................     $ 10,197      $  8,309      $  8,191
                                              ========      ========      ========



                                     NOTE 3

                       SUPPLEMENTAL CASH FLOW INFORMATION


(Dollars in thousands)
For the years ended January 31                      1997        1996         1995
-----------------------------------------------------------------------------------
Changes in operating assets and liabilities:
Accounts receivable ........................     $(8,112)     $ 1,504      $(1,187)
Inventories ................................        (393)      (1,785)         497
Prepaid expenses and other current assets ..          53          (31)          42
Accounts payable ...........................       2,450         (784)        (467)
Accrued liabilities ........................       1,588          118         (397)
Customer advances ..........................        (394)         453         (598)
                                                 -------      -------      -------
                                                 $(4,808)     $  (525)     $(2,110)
                                                 =======      =======      =======

Cash paid during the year for:
Interest ...................................     $   309      $   395      $   318
Income taxes ...............................       4,201        3,761        2,733



                                     NOTE 4

                                  ACQUISITIONS

    In January 1997, the company acquired all the outstanding shares of Norcore Plastics, Inc., a manufacturer of large industrial storage tanks utilizing "dual laminate" technology. Consideration paid included $1.1 million of cash and the issuance of 93,701 shares of unregistered common stock. Raven acquired assets of $3.0 million and assumed liabilities of $2.1 million in connection with the merger. A five-year real property lease commitment with the former owners for approximately $120,000 annually was also assumed by the company. In fiscal 1996 and fiscal 1995, the company acquired certain assets of several different companies for $510,000 and $2.4 million, respectively.

    All of the acquisitions were accounted for as purchases. The cost in excess of net tangible assets acquired resulted in goodwill of $3.6 million. The consolidated financial statements include the results of operations of these businesses subsequent to the acquisition dates.


                                     NOTE 5

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


                                     NOTE 6

                BUSINESS SEGMENTS AND MAJOR CUSTOMER INFORMATION

    The company operates in three reportable business segments consisting of Electronics, Plastics and Sewn Products. Segment information can be found on page 2, along with a description of product lines included in each segment.

    Sewn Products segment sales to a catalog merchandiser were $14.5 million in fiscal 1995. No other customer accounted for more than 10% of consolidated sales in any fiscal year presented.


                                     NOTE 7

                           QUARTERLY DATA (UNAUDITED)

    Quarterly net sales, gross profit, net income and net income per share data are presented on page 24.


                                     NOTE 8

                             FINANCING ARRANGEMENTS

Long-term debt consisted of the following:


(Dollars in thousands)
As of January 31                                             1997         1996         1995
--------------------------------------------------------------------------------------------
Norwest bank notes payable in installments
   through 2001 with interest at the prime rate ......     $ 3,620      $ 2,680      $ 3,540
Contracts, notes and mortgages payable in installments
   through 2003 with interest from 3.0% to 14.0% .....         762          740        1,293
Industrial revenue bonds payable in installments
   through 2001 with interest at 83% of the prime rate         165          209          253
                                                           -------      -------      -------
      Total long-term debt ...........................       4,547        3,629        5,086
      Current portion ................................      (1,366)        (813)        (907)
                                                           -------      -------      -------
                                                           $ 3,181      $ 2,816      $ 4,179
                                                           =======      =======      =======


    Certain long-term debt is collateralized by land, buildings and equipment having an aggregate depreciated cost at January 31, 1997 of $2.0 million. Norwest Bank South Dakota, N.A. (Norwest) provides the company's unsecured notes payable and unsecured line of credit. Two members of the company's board of directors are also on the board of directors of Norwest.

The aggregate amounts of long-term debt maturing during the years subsequent to January 31, 1997 are as follows:

(Dollars in thousands)                    year ending January 31
----------------------------------------------------------------

   1998......................................   $ 1,366
   1999......................................     2,054
   2000......................................       559
   2001......................................       544
   2002......................................        12
   Thereafter................................        12
                                                -------
      Total..................................   $ 4,547
                                                =======


    The company had a $5.0 million unsecured line of credit available as of January 31, 1997; no borrowings were outstanding as of that date. Borrowings on the line bear interest at rates approximating the prime rate. The prime rates at January 31, 1997, 1996, and 1995 were 8.25%, 8.5%, and 8.5%, respectively. In fiscal 1997, there were no borrowings under the credit line. The weighted average interest rates under short-term credit lines in fiscal 1996 and 1995 were 8.9% and 7.6%, respectively.


                                     NOTE 9

                           SHARE PURCHASE RIGHTS PLAN

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


                                     NOTE 10

                                  STOCK OPTIONS

    Officers and key employees of the company have been granted options to purchase stock under the 1990 Stock Option Plan. The plan, administered by the Board of Directors, allows for a cash bonus when options are exercised and may grant either incentive stock options or non-qualified options with terms not to exceed ten years. The plan reserves 177,200 shares of the company's common stock at January 31, 1997. Options have been granted at prices not less than market value at the date of grant, vest over a four-year period and expire after five years. Compensation expense related to the cash bonus was $343,000 in fiscal 1997 and $298,000 in fiscal 1996.

    In accordance with Statement of Financial Standards No. 123 the company has elected to continue to use the intrinsic value method to recognize compensation expense for stock options. If compensation expense had been recognized in fiscal 1996 and 1997 in accordance with the fair value method, the company's net income and net income per share would have been:

For the years ended January 31            1997                     1996
--------------------------------------------------------------------------------
                                 AS REPORTED  PRO FORMA   As reported  Pro forma
--------------------------------------------------------------------------------
Net income (in thousands).......    $ 7,688     $ 7,573     $ 6,197      $ 6,172
Net income per share............    $  1.61     $  1.59     $  1.30      $  1.29


    The pro forma information above only includes stock options granted in fiscal 1996 and 1997. Pro forma compensation expense under the fair value method will increase over the next few years as additional option grants are considered. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: Dividend yield of 2.5-2.7%; expected volatility of 25%; risk-free interest rate of 5.8%; and expected lives of 4.5 years. The fair value of each option granted, including the cash bonus, was $7.30 in fiscal 1996 and $8.75 in fiscal 1997.


Information regarding option activity follows:


For the years ended January 31                            1997                    1996                    1995
-----------------------------------------------------------------------------------------------------------------------
                                                              Weighted                Weighted                 Weighted
                                                               Average                 Average                  Average
                                                              Exercise                Exercise                 Exercise
                                                   Shares       Price       Shares     Price       Shares       Price
-----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year...............    280,292    $ 16.50       247,581   $ 15.17      270,080     $ 12.40
Granted  ......................................     65,100      21.00        60,000     17.87       59,400       18.25
Exercised......................................    (55,642)     12.11       (27,289)     7.57      (74,812)       7.60
Forfeited......................................     (2,000)     18.51                               (7,087)      15.60
                                                   -------                  -------                -------
Outstanding at end of year.....................    287,750    $ 18.35       280,292   $ 16.50      247,581     $ 15.17
                                                   =======                  =======                =======
Options exercisable at year-end................    135,400    $ 17.05       134,329   $ 14.65      105,411     $ 12.32



The following table contains information about stock options outstanding at January 31, 1997:

                     Remaining
    Exercise        Contractual         Number           Number
     Price          Life (Years)     Outstanding       Exercisable
------------------------------------------------------------------

     $13.87            0.75             50,850           50,850
      20.00            1.75             53,900           40,425
      18.25            2.75             58,600           29,300
      17.87            3.75             59,300           14,825
      21.00            4.75             65,100             --
                                       -------          -------
                                       287,750          135,400
                                       =======          =======


                                     NOTE 11

                            EMPLOYEE RETIREMENT PLAN

    The company has a profit sharing plan covering substantially all employees. Contributions to the profit sharing plan, not to exceed 15% of total eligible compensation, are made by Raven and each subsidiary, at the discretion of each entity's Board of Directors. The company's contribution to the plan was $1,654,000, $1,324,000, and $1,557,000 for fiscal 1997, 1996 and 1995, respectively.


                                     NOTE 12

                                  INCOME TAXES

Significant components of the company's income tax provision are as follows:

(Dollars in thousands)
For the years ended January 31                  1997       1996        1995
------------------------------------------------------------------------------

Income taxes
   Currently payable.........................  $ 4,741    $ 3,572     $ 3,313
   Deferred benefit..........................     (514)      (203)        (29)
                                               -------    -------     -------
                                               $ 4,227    $ 3,369     $ 3,284
                                               =======    =======     =======

Significant components of the company's deferred tax assets and liabilities are as follows:

(Dollars in thousands)
As of January 31                                  1997       1996       1995
-----------------------------------------------------------------------------

Deferred tax assets:
   Allowance for doubtful accounts .........     $  119     $  119     $  122
   Inventory valuation methods .............        256        107         99
   Accrued vacations .......................        478        429        416
   Insurance obligations ...................        718        491        441
   Other accrued liabilities ...............        493        433        336
                                                 ------     ------     ------
      Total ................................      2,064      1,579      1,414
                                                 ------     ------     ------

Deferred tax liabilities:
   Carrying value of investment in affiliate        626        622        588
   Depreciation methods ....................         76         83         90
   Safe-harbor leases ......................         34        110        175
                                                 ------     ------     ------
      Total ................................        736        815        853
                                                 ------     ------     ------
Net deferred tax asset .....................     $1,328     $  764     $  561
                                                 ======     ======     ======


    The company's effective tax rate was 35.5%, 35.2%, and 35.0%, in fiscal 1997, 1996, and 1995, respectively. The tax rate varies from the statutory rate of 35% due primarily to the effect of state income taxes and non-deductible expenses offset by the impact of graduated income tax rates.


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Raven Industries, Inc.:

    We have audited the accompanying consolidated balance sheets of Raven Industries, Inc. and subsidiaries as of January 31, 1997, 1996, and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31,1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Raven Industries, Inc. and subsidiaries as of January 31, 1997, 1996, and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.



/s/ COOPERS & LYBRAND L.L.P.

Minneapolis, Minnesota
March 12, 1997


INVESTOR INFORMATION

DIRECTORS

CONRAD J. HOIGAARD(2,3)
Chairman of the Board
Raven Industries, Inc.
Chairman of the Board
Hoigaard's Inc.
Minneapolis, MN
Age: 60

DAVID A. CHRISTENSEN(3)
President & Chief Executive Officer
Raven Industries, Inc.
Sioux Falls, SD
Age: 62

ANTHONY W. BOUR(1)
Former President
Starmark, Inc.
Sioux Falls, SD
Age: 59

MARK E. GRIFFIN(2)
President & Chief Executive Officer
Lewis Drugs, Inc.
Sioux Falls, SD
Age:46

KEVIN T. KIRBY(1)
President
Kirby Investment Corp.
Sioux Falls, SD
Age: 42

JOHN C. SKOGLUND(2,3)
Chairman
Skoglund Communications
Duluth, MN
Chairman
Minnesota Vikings
Minneapolis, MN
Age: 64

THOMAS S. EVERIST(1)
President
L.G. Everist
Sioux Falls, SD
Age: 47

(1) Audit Committee
(2) Compensation Committee
(3) Executive Committee



INDEPENDENT ACCOUNTANTS

Coopers & Lybrand L.L.P.
Minneapolis, MN



OFFICERS

DAVID A. CHRISTENSEN
President & Chief Executive Officer
Age: 62  *  Service: 34 years

GARY L. CONRADI
Vice President
Corporate Services
Age: 57  *  Service:30 years

RONALD M. MOQUIST
Executive Vice President
Age: 51  *  Service: 21 years

ARNOLD J. THUE
Vice President, Finance
Secretary & Treasurer
Age: 58  *  Service: 29 years



STOCK TRANSFER AGENT
AND REGISTRAR

Norwest Bank
Minnesota, N.A.
161 N. Concord Exchange
P. O. Box 738
S. St. Paul, MN 55075-0738

Norwest Trust Company
New York, NY



FORM 10-K

Upon written request, Raven Industries, Inc.'s Form 10-K for the fiscal year ended January 31, 1997, which has been filed with the Securities and Exchange Commission, is available free of charge.

DIRECT INQUIRIES TO:
Raven Industries, Inc.
Attention: Vice President, Finance
Box 5107
Sioux Falls, SD 57117-5107



STOCK QUOTATIONS

Nasdaq Ticker Symbol--RAVN



ANNUAL MEETING

May 22, 1997
9:00 a.m.
Ramkota Inn
Hwy. 38 & I-29
Sioux Falls, SD

Raven Industries, Inc. is an Equal Employment Opportunity Employer with an approved affirmative action plan.





                                RAVEN INDUSTRIES
                    PO Box 5107 * Sioux Falls, SD 57117-9878