Form 10-K, Exhibit 13
period 1998-01-31
RAVEN INDUSTRIES INC
filed 1998-04-24
CIK 82166

                               BUSINESS SEGMENTS

                                                                 for the years ended January 31,
                                             ---------------------------------------------------------------------
(dollars in thousands)                          1998        1997        1996        1995        1994        1993
==================================================================================================================
ELECTRONICS
Sales                                        $ 45,947    $ 43,861    $ 32,962    $ 31,959     $ 35,771    $ 34,538
Operating income                                5,844       4,913       4,600       2,753(a)     4,529       5,146
Identifiable assets                            25,599      23,251      19,204      16,912       18,838      19,082
Capital expenditures                            2,002       1,071         807         552          985         953
Depreciation & amortization                     1,326       1,273       1,077         872          804         712

PLASTICS
Sales                                        $ 68,325    $ 59,158    $ 55,281    $ 48,971     $ 40,386    $ 36,070
Operating income                                1,998       4,187       3,267       3,470        2,815       2,625
Identifiable assets                            34,583      33,879      26,092      25,817       16,796      13,769
Capital expenditures                            3,869       2,539       2,973       6,387        3,587       1,305
Depreciation & amortization                     3,243       2,678       2,414       1,845        1,263       1,245

SEWN PRODUCTS
Sales                                        $ 35,347    $ 36,422    $ 32,201    $ 40,790     $ 45,311    $ 40,606
Operating income                                2,720       2,871       1,694       2,913        3,096       1,375
Identifiable assets                            14,157      14,990      13,934      16,384       16,510      17,760
Capital expenditures                              667         379         396         765        1,141         888
Depreciation & amortization                       541         583         719         832          803         683

CORPORATE & OTHER
Identifiable assets                          $  8,251    $  8,542    $  8,323    $  6,523     $  8,453    $  4,202
Capital expenditures                                3          20          10          49           71          13
Depreciation & amortization                        27          32          32          33           27          23

TOTAL COMPANY
Sales                                        $149,619    $139,441    $120,444    $121,720     $121,468    $111,214
Operating income                               10,562      11,971       9,561       9,136(a)    10,440       9,146
Identifiable assets                            82,590      80,662      67,553      65,636       60,597      54,813
Capital expenditures                            6,541       4,009       4,186       7,753        5,784       3,159
Depreciation & amortization                     5,137       4,566       4,242       3,582        2,897       2,663


(a) INCLUDES A $1.8 MILLION CHARGE AT THE COMPANY'S BETA RAVEN SUBSIDIARY.



PRODUCT LINES BY BUSINESS SEGMENT

  ELECTRONICS ... contract electronics manufacturing
              ... flow controls -- precision farming
              ... feedmill and bakery automation

     PLASTICS ... sheeting
              ... storage/sprayer tanks
              ... research balloons
              ... pickup-truck toppers

SEWN PRODUCTS ... performance outerwear
              ... sport balloons
              ... inflatables


RAVEN INDUSTRIES 1998 ANNUAL REPORT...3

SALES BY MARKETS

                                   for the years ended January 31
                                   ------------------------------
(dollars in thousands)               1998       1997       1996
==================================================================
INDUSTRIAL
Plastic sheeting                  $ 23,043   $ 21,276   $ 19,225
Industrial tanks                    12,405      7,070      6,566
Electronics                         18,765     16,574     11,391
Research balloons                    3,150      3,268      2,776
Inflatables                          3,085      3,515      3,169
                                  --------   --------   --------
                                  $ 60,448   $ 51,703   $ 43,127

RECREATION
Performance outerwear             $ 29,803   $ 29,901   $ 26,426
Sport balloons                       2,459      2,790      2,454
                                  --------   --------   --------
                                  $ 32,262   $ 32,691   $ 28,880
AGRICULTURE
Flow controls-precision farming   $ 16,852   $ 16,689   $ 13,467
Feedmill automation                  5,128      5,039      4,181
Storage/sprayer tanks                9,869      8,632      9,271
Plastic sheeting                     1,251      1,255      1,653
                                  --------   --------   --------
                                  $ 33,100   $ 31,615   $ 28,572
AUTOMOTIVE
Pickup-truck toppers              $ 18,607   $ 17,657   $ 15,402
Other                                                        388
                                  --------   --------   --------
                                  $ 18,607   $ 17,657   $ 15,790
DEFENSE
Electronics                       $  5,202   $  5,559   $  3,922
Other                                             216        153
                                  --------   --------   --------
                                  $  5,202   $  5,775   $  4,075
TOTAL COMPANY SALES
Industrial                        $ 60,448   $ 51,703   $ 43,127
Recreation                          32,262     32,691     28,880
Agriculture                         33,100     31,615     28,572
Automotive                          18,607     17,657     15,790
Defense                              5,202      5,775      4,075
                                  --------   --------   --------
        Total                     $149,619   $139,441   $120,444
                                  ========   ========   ========


RAVEN INDUSTRIES 1998 ANNUAL REPORT...17

ELEVEN-YEAR FINANCIAL SUMMARY

                                                ------------------------------------------------------
(dollars in thousands, except per-share data)      1998           1997         1996          1995
======================================================================================================
OPERATIONS FOR YEAR
Net sales.....................................  $ 149,619      $ 139,441    $ 120,444     $ 121,720
Gross profit..................................     24,929         25,287       22,660        23,968
Operating income..............................     10,562         11,971        9,561         9,136(b)
Income before income taxes....................     12,540(a)      11,915        9,566         9,372
Net income....................................      8,062          7,688        6,197         6,088
Net income % of sales.........................        5.4%           5.5%         5.1%          5.0%
Net income % of beginning equity..............       14.2%          15.6%        13.6%         14.8%
Cash dividends................................  $   2,709      $   2,367    $   2,130     $   1,843

FINANCIAL POSITION
Current assets................................  $  57,831      $  56,696    $  45,695     $  43,795
Current liabilities...........................     19,375         20,016       14,771        15,078
Working capital...............................     38,456         36,680       30,924        28,717
Current ratio.................................       2.98           2.83         3.09          2.90
Property, plant and equipment.................     19,817         18,142       18,069        18,570
Total assets..................................     82,590         80,662       67,553        65,636
Long-term debt................................      1,128          3,181        2,816         4,179
Shareholders' equity..........................     61,563         56,729       49,151        45,526
Long-term debt/total capitalization...........        1.8%           5.3%         5.4%          8.4%
Inventory turnover (CGS/year-end inventory)...        4.8            4.5          4.1           4.4

CASH FLOWS PROVIDED BY (USED IN)
Operating activities..........................  $   9,274      $   7,088    $   9,687     $   7,452
Investing activities..........................     (4,979)        (5,090)      (4,158)      (10,000)
Financing activities..........................     (4,884)        (2,363)      (4,029)          406
Increase (decrease) in cash...................       (589)          (365)       1,500        (2,142)

COMMON STOCK DATA
Net income per share--basic...................  $    1.66      $    1.62    $    1.31     $    1.29
Net income per share--diluted.................       1.65           1.61         1.30          1.27
Cash dividends per share......................       0.56           0.50         0.45          0.39
Book value per share..........................      12.76          11.73        10.42          9.62
Stock price range during year
    High......................................  $   25.75      $   23.50    $   20.75     $   24.50
    Low.......................................  $   19.63      $   16.00    $   15.50     $   18.00
Shares outstanding, year-end (in thousands)...      4,825          4,836        4,716         4,735
Number of shareholders, year-end..............      3,221          3,011        3,190         3,031

OTHER DATA
Average number of employees...................      1,511          1,387        1,368         1,414
Sales per employee............................  $      99      $     101    $      88     $      86
Backlog                                         $  47,154      $  38,102    $  32,539     $  29,661


ALL PER-SHARE, SHARES OUTSTANDING AND MARKET PRICE DATA REFLECT THE OCTOBER 1992 THREE-FOR-TWO AND THE JULY 1989 TWO-FOR-ONE STOCK SPLITS. ALL OTHER FIGURES ARE AS REPORTED.

(a) INCLUDES THE $1.8 MILLION GAIN ON SALE OF AN INVESTMENT IN AN AFFILIATE (SEE NOTE 5).

(b)  INCLUDES A $1.8 MILLION CHARGE AT THE COMPANY'S BETA RAVEN SUBSIDIARY.


RAVEN INDUSTRIES 1998 ANNUAL REPORT...18

                             [WIDE TABLE CONTINUED]


           for the years ended January 31,
------------------------------------------------------------------------------------------------
   1994          1993          1992          1991           1990          1989          1988
================================================================================================
$ 121,468     $ 111,214     $ 100,609     $  85,502      $  90,973     $  77,563     $  64,305
   23,574        21,048        19,109        17,685         18,177        14,857        14,292
   10,440         9,146         8,138         7,311          7,461         5,127         4,983
   10,638         9,182         8,067         7,071          6,831         4,578         4,390
    6,954         6,030         5,306         4,605          4,235         2,930         2,656
      5.7%          5.4%          5.3%          5.4%           4.7%          3.8%          4.1%
     19.6%         19.7%         20.2%         20.2%          19.7%         15.3%         15.5%
$   1,545     $   1,316     $   1,165     $   1,014      $     849     $     732     $     680

$  45,037     $  42,476     $  34,798     $  33,900      $  30,570     $  24,976     $  21,795
   16,088        15,253        11,284        12,147         11,247         9,633         8,799
   28,949        27,223        23,514        21,753         19,323        15,342        12,997
     2.80          2.78          3.08          2.79           2.72          2.59          2.48
   13,371        10,457         9,947         8,368          7,163         8,702         9,672
   60,597        54,813        46,528        44,103         39,547        35,892        33,920
    2,539         3,224         3,676         4,679          4,966         4,115         5,254
   41,100        35,530        30,601        26,236         22,802        21,448        19,170
      5.8%          8.3%         10.7%         15.1%          17.5%         15.7%         20.9%
      4.4           3.8           4.2           3.4            4.1           4.6           4.1

$  11,257     $   3,475     $   7,489     $   5,583      $   2,404     $   3,908     $   4,108
   (5,908)       (3,107)       (3,886)       (3,113)        (1,308)       (1,331)       (3,598)
   (2,042)       (1,659)       (2,518)       (2,071)        (1,875)       (1,869)          274
    3,307        (1,291)        1,085           399           (779)          708           784

$    1.48     $    1.30     $    1.15     $    1.00      $    0.90     $    0.61     $    0.56
     1.45          1.27          1.13          0.98           0.87          0.61          0.55
     0.33          0.28          0.25          0.22           0.18          0.15          0.14
     8.76          7.60          6.63          5.77           5.01          4.48          4.03

$   23.50     $   21.50     $   15.83     $    9.75      $   10.00     $    5.75     $    7.09
$   18.00     $   13.83     $    8.00     $    6.42      $    5.33     $    4.37     $    4.21
    4,694         4,676         4,629         4,559          4,554         4,785         4,758
    3,173         3,147         2,775         2,526          1,898         1,925         2,000

    1,435         1,316         1,252         1,141          1,234         1,138         1,019
$      85     $      85     $      80     $      75      $      74     $      68     $      63
$  36,403     $  49,033     $  48,200     $  53,587      $  42,078     $  33,436     $  21,424



RAVEN INDUSTRIES 1998 ANNUAL REPORT...19

FINANCIAL REVIEW AND ANALYSIS


RESULTS OF OPERATIONS...MARGIN ANALYSIS

                                                                     for the years ended January 31,
                                       ---------------------------------------------------------------------------------------------
                                                     1998                            1997                            1996
                                       ---------------------------------------------------------------------------------------------
(in thousands, except per-share data)     AMOUNT   % SALES  % CHANGE      amount   % sales  % change      amount   % sales  % change
====================================================================================================================================
Net sales.............................. $ 149,619   100.0   +   7.3     $ 139,441   100.0   +  15.8     $ 120,444   100.0   -   1.0
Gross profit...........................    24,929    16.7   -   1.4        25,287    18.1   +  11.6        22,660    18.8   -   5.5
Operating expenses.....................    14,367     9.6   +   7.9        13,316     9.5   +   1.7        13,099    10.9   +   0.5
Operating income.......................    10,562     7.1   -  11.8        11,971     8.6   +  25.2         9,561     7.9   +   4.7
Income before income taxes.............    12,540     8.4   +   5.2        11,915     8.5   +  24.6         9,566     7.9   +   2.1
Income taxes...........................     4,478     3.0   +   5.9         4,227     3.0   +  25.5         3,369     2.8   +   2.6
Net income............................. $   8,062     5.4   +   4.9     $   7,688     5.5   +  24.1     $   6,197     5.1   +   1.8

Net income per share--diluted.......... $    1.65           +   2.5     $    1.61           +  23.8     $    1.30           +   2.4

Effective income tax rate..............      35.7%          +   0.6          35.5%          +   0.9          35.2%          +   0.6



LONG-TERM PERFORMANCE

Although the company recorded record sales and net income in fiscal 1998, operating income declined by almost 12%. Unfavorable operating results were due primarily to weakness in the Plastics business segment. Net income of $8.1 million, or $1.65 per share on a diluted basis, included a $1.8 million pretax gain on the sale of an investment in an affiliated company. Absent this gain, net income would have been $6.9 million or $1.41 per share, the third highest in company history. The Electronics segment generated higher sales and earnings in fiscal 1998 as a result of improvements in contract electronics manufacturing. Plastics segment sales increased because of the acquisition of Norcore Plastics, Inc., in January 1997, but weakness in the industrial marketplace reduced profitability. Sewn Products segment results were relatively flat when compared with fiscal 1997 levels.

Strong operating cash flows, along with the sale of the 50% owned affiliate, reduced the company's debt to capitalization ratio below 2% at the end of fiscal 1998. The company also returned 14.2% on shareholders equity, and 5.4% on sales; increased its book value by 8.8% on a per share basis; paid a record per share dividend and continued to invest in its businesses.

                                                for the years ended January 31,
                                    -------------------------------------------------------
                                    1998      1997      1996      1995      1994      1993
===========================================================================================
Net income as % of
    Sales........................    5.4%      5.5%      5.1%      5.0%      5.7%      5.4%
    Average assets...............    9.9%     10.4%      9.3%      9.6%     12.1%     11.9%
    Beginning equity.............   14.2%     15.6%     13.6%     14.8%     19.6%     19.7%



RAVEN INDUSTRIES 1998 ANNUAL REPORT...20

FINANCIAL REVIEW AND ANALYSIS


SEGMENT ANALYSIS

The following table summarizes sales and gross profits in the company's three business segments for each of the past three fiscal years:

                                         1998                     1997                    1996
                                -----------------------------------------------------------------------
(dollars in thousands)            AMOUNT    % CHANGE        amount   % change       amount    % change
=======================================================================================================
SALES
Electronics...................  $  45,947    + 4.8       $  43,861    + 33.1      $  32,962    +  3.1
Plastics......................     68,325    +15.5          59,158    +  7.0         55,281    + 12.9
Sewn Products.................     35,347    - 3.0          36,422    + 13.1         32,201    - 21.1
                                ---------                ---------                ---------
Total.........................  $ 149,619    + 7.3       $ 139,441    + 15.8      $ 120,444    -  1.0
                                =========                =========                =========

                                  AMOUNT    % SALES         amount    % sales       amount     % sales
=======================================================================================================
GROSS PROFITS
Electronics...................  $  10,083     21.9       $   8,617      19.6      $   7,841      23.8
Plastics......................      8,791     12.9          10,154      17.2          9,450      17.1
Sewn Products.................      6,055     17.1           6,516      17.9          5,369      16.7
                                ---------                ---------                ---------
Total.........................  $  24,929     16.7       $  25,287      18.1      $  22,660      18.8
                                =========                =========                =========


ELECTRONICS SEGMENT
FISCAL 1998 VERSUS FISCAL 1997
Sales in this segment were up 5% compared with fiscal 1997, reaching $45.9 million in fiscal 1998. Sales growth occurred in all of the segment's product categories, with the largest increase, $1.0 million, coming from the company's Electronic Systems division as a result of market growth in contract manufacturing. Sales of flow and position control devices for the agricultural market increased from $16.7 million in fiscal 1997 to $16.9 million in fiscal 1998 due primarily to higher selling prices. Delays in new product introductions slowed the solid growth experienced in prior years. At the company's Beta Raven subsidiary, sales of both feedmill automation and contract electronics manufacturing increased due to higher market demand and increased market share. Gross profit rates improved in this segment as a higher percentage of repeat business lessened the impact of start-up costs in contract electronics manufacturing.

[BAR CHART]

YEAR        SALES       GROSS PROFITS

'96        32.962           7.841
'97        43.861           8.617
'98        45.947          10.083

ELECTRONICS SEGMENT
(DOLLARS IN MILLIONS)

FISCAL 1997 VERSUS FISCAL 1996
The company successfully broadened its commercial contract electronics offerings in fiscal 1997. Revenues from contract electronics assembly in the Raven Electronic Systems division doubled over fiscal 1996 levels and reached $18.0 million. Sales of flow and position control devices for precision farming applications increased from $13.5 to $16.7 million. Lower contract assembly revenues from the company's Beta Raven subsidiary partially offset these increases. The lower gross profit rate in fiscal 1997 was a result of the high rate of technological and customer start-up costs incurred with the introduction of new products and transformation from defense orientation to a commercial customer base.

PROSPECTS
An increased backlog in contract electronics manufacturing orders at the end of fiscal 1998 supports management's expectation for sales growth in this segment between 10-15% in the coming year. Sales growth in the flow and position control markets will depend on the farm economy in the United States and abroad and acceptance of new product initiatives in the marketplace. Gross profit rates are expected to be slightly lower in fiscal 1999 than in fiscal 1998 because sales growth is expected to be in relatively lower margin product lines.

PLASTICS SEGMENT
FISCAL 1998 VERSUS FISCAL 1997

Sales in the Plastics segment rose from $59.2 million in fiscal 1997 to $68.3 million in fiscal 1998 due primarily to the acquisition of Norcore Plastics, Inc., in January 1997. Norcore sales in fiscal 1998 were $6.3 million, nearly 30% below expectations due to a slowdown in the semiconductor industry. Storage tank revenues were $22.3 million in fiscal 1998 and $15.7 million in fiscal 1997. The company's industrial plastic tank operations all experienced unfavorable


RAVEN INDUSTRIES 1998 ANNUAL REPORT...21

FINANCIAL REVIEW AND ANALYSIS

[BAR CHART]

YEAR        SALES       GROSS PROFITS

'96        55.281           9.450
'97        59.158          10.154
'98        68.325           8.791

PLASTICS SEGMENT
(DOLLARS IN MILLIONS)

market conditions in the second half of fiscal 1998, depressing sales and gross margins. Sales of engineered films and research balloons were 6% higher in fiscal 1998 than in fiscal 1997, reaching $27.4 million. Entry into new markets, such as retail stores, expanded sales opportunities and offset generally lower selling prices for films. Pickup-truck topper sales increased by 5% due primarily to higher unit deliveries. Most of the decline in the gross profit rate resulted from the decline in plastic tank margins, but all product lines showed some reduction.

FISCAL 1997 VERSUS FISCAL 1996
Continued growth in sales of engineered films in fiscal 1997 was central to the company's success in this business segment. Engineered Film division sales were $25.8 million, up 9% over fiscal 1996. Fiscal 1996 sales included emergency demand for hurricane film. Sales of high-altitude research balloons and pickup-truck toppers increased by 18% and 15%, respectively. Weakness in agricultural markets reduced sales of plastic tanks by 4%. Higher sales combined with improved operations at one of the company's pickup-truck topper plants increased gross profits in fiscal 1997, compared with fiscal 1996.

PROSPECTS
The gross profit reduction experienced in the second half of fiscal 1998 is expected to continue into the first half of fiscal 1999. For the full year, management expects that gross profit percentages will partially recover, but remain below the level of fiscal 1997 and 1996. Recent negotiations with suppliers will result in lower raw material costs. With gross profit rate improvement established as the primary objective for this segment in fiscal 1999, sales growth in the 5-10% range is expected.

SEWN PRODUCTS SEGMENT
FISCAL 1998 VERSUS FISCAL 1997
Sales were $35.3 million in this segment in fiscal 1998; a 3% decline from the prior fiscal year. Sales of performance outerwear were essentially unchanged, at $29.8 million, while sales of hot-air balloons and inflatable displays declined due to lower demand. The change in the gross profit rate, from 18% in fiscal 1997 to 17% in fiscal 1998 was due primarily to lower sales of relatively higher margin products.

FISCAL 1997 VERSUS FISCAL 1996
Sales of $36.4 million in fiscal 1997 were 13% higher than in fiscal 1996 as a result of improved market conditions for outerwear sales to catalog merchandisers and increased sales of severe weather uniforms. Sales of inflatable display products and hot-air balloons also increased. Raven branded skiwear and western wear sales declined. Higher sales and production levels improved plant efficiencies and aided the recovery of the gross profit rate.

[BAR CHART]

YEAR        SALES       GROSS PROFITS

'96        32.201           5.369
'97        36.422           6.516
'98        35.347           6.055

SEWN PRODUCTS SEGMENT
(DOLLARS IN MILLIONS)

PROSPECTS
Management believes the limited growth strategy currently employed in its Sewn Products businesses will deliver consistent and predictable profits. Management believes these businesses do have sufficient resources to respond to opportunities as they arise. Increased order backlog at January 31, 1998 indicates an opportunity for sales growth in excess of 5% in fiscal 1999. If sales do increase, gross profits are expected to rise commensurately.

EXPENSES, INCOME TAXES
AND OTHER
FISCAL 1998 VERSUS FISCAL 1997
Selling expenses increased by 13% in fiscal 1998 when compared with fiscal 1997 levels. Increased selling effort to penetrate new markets in the Plastics and Electronics segments contributed to the increase. Administrative and interest expenses were relatively unchanged. Other income included improved results at the company's 50% owned affiliate, which was sold in January 1998 for $3.8 million, generating a pretax gain of $1.8 million. The company's effective income tax rate rose from 35.5% to 35.7% as the goodwill amortization associated with the Norcore merger was not deductible for federal income tax purposes.

FISCAL 1997 VERSUS FISCAL 1996
Selling and administrative costs increased by 1.7% over fiscal 1996 levels. As a percent of sales, they were reduced to 9.5% from 10.9% one year earlier. Selling expenses did not increase over the prior year as a result of declines in commissionable sales and lower promotional expenses. Administrative expenses did increase by 3.9% as a result of higher compensation expenses. Interest expense declined


RAVEN INDUSTRIES 1998 ANNUAL REPORT...22

FINANCIAL REVIEW AND ANALYSIS

due to lower borrowing levels. The company's effective income tax rate increased from 35.2% in fiscal 1996 to 35.5% in fiscal 1997 due primarily to the taxation of income over $10 million at a higher federal rate.

PROSPECTS
Operating expenses are expected to remain relatively constant as a percentage of sales in fiscal 1999. Interest costs should decline as total borrowings are reduced. The company's effective income tax rate is expected to rise slightly, to the 36% range.

OTHER
The company reports its business segments according to Statement of Financial Accounting Standards No. 14. A new Statement, affecting the company for its fiscal 1999 year-end reporting, will require changes in the reporting of segment information. Management has not yet determined the impact of the new Statement on its financial reporting, but expects additional detail concerning its business operations to be disclosed.


ANALYSIS OF FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes cash provided by (used in) the company's business activities for the past three fiscal years:

(dollars in thousands)                  1998          1997          1996
===========================================================================
Operating activities...............  $   9,274     $   7,088     $   9,687
Investing activities...............     (4,979)       (5,090)       (4,158)
Financing activities...............     (4,884)       (2,363)       (4,029)
Increase (decrease) in cash........  $    (589)    $    (365)    $   1,500

OPERATING ACTIVITIES
The company's cash flow from operations totaled $26.0 million over the past three years, compared with net income of $21.9 million over the same period. Accounts receivable and inventory levels increased slightly in fiscal 1998 due to higher sales. Working capital requirements are projected to grow along with revenues in fiscal 1999.

INVESTING ACTIVITIES
The company sold its investment in an affiliated company in January 1998 for $3.8 million. Cash proceeds were $1.3 million and the remainder was in the form of a note receivable in fiscal 1999 and 2000. Capital expenditures totaled $6.5 million in fiscal 1998, $2.5 million higher than the prior year and $1.4 million more than depreciation and amortization. Over one-half of the expenditures in fiscal 1998 were in support of continued growth in the Plastics segment. Capital spending is expected to exceed depreciation and amortization by approximately $1 million in fiscal 1999.

FINANCING ACTIVITIES AND CREDIT LINES
The company increased its dividend, on a per share basis, for the eleventh consecutive year. Cash was also used to repurchase 34,000 shares of company stock at an average price of $20.96 per share and repay $1.7 million of long-term debt.

The company uses its short-term line of credit to finance its seasonal borrowing needs. Maximum borrowings under the company's line of credit were $2.0 million during fiscal 1998 and average daily borrowings were less than $300,000. Higher levels of short-term borrowing may be required during fiscal 1999 because of the company's lower opening cash balance and anticipation of higher working capital requirements. Management believes its existing credit facility will be sufficient to fund these requirements in the coming fiscal year.

CAPITAL STRUCTURE AND LONG-TERM FINANCING
The company's long-term debt to total capitalization ratio was 1.8% at January 31, 1998. Refer to Note 8 to the consolidated financial statements for types and sources of long-term debt. Although no new long-term borrowing is planned for fiscal 1999, additional borrowings may be required if management repurchases any of the 466,000 additional shares of Raven stock remaining under the authorization by the board of directors.

The company's solid financial condition and capacity to assume additional financing, if needed, provide the company a strategic advantage over many of its competitors. In the opinion of management, the company is well-positioned to take on new opportunities in its core businesses with emphasis on those that build on the company's strengths of customer service and quality manufacturing.


RAVEN INDUSTRIES 1998 annual report...23

STOCK AND QUARTERLY PERFORMANCE

WEEKLY STOCK PRICE, VOLUME AND P/E

[PLOT POINTS CHART]

DATE           P/E             PRICE              VOLUME

2/07           14.596          23 1/2             17,200.0
2/14           14.441          23 1/4              8,300.0
2/21           13.820          22 1/4              9,300.0
2/28           13.509          21 3/4             13,700.0
3/07           13.742          22 1/8             23,800.0
3/14           13.665          22                 67,500.0
3/21           14.596          23 1/2             21,500.0
3/28           14.596          23 1/2             13,300.0
4/04           14.286          23                 33,800
4/11           14.441          23 1/4             33,200
4/18           14.441          23 1/4             15,900
4/25           14.441          23 1/4             16,300
5/02           13.772          23                 13,800
5/09           13.698          22 7/8             24,500
5/16           13.922          23 1/4             29,000
5/23           14.072          23 1/2             29,500
5/30           14.222          23 3/4             13,500
6/06           14.222          23 3/4              8,000
6/13           13.997          23 3/8              6,600
6/20           14.147          23 5/8             10,700
6/27           14.521          24 1/4             14,600
7/04           14.596          24 3/8             11,500
7/11           14.521          24 1/4             10,900
7/18           14.371          24                 12,400
7/25           14.371          24                  4,700
8/01           14.559          24 3/4             26,100
8/08           14.412          24 1/2             17,000
8/15           15.147          25 3/4             33,200
8/22           14.853          25 1/4             17,100
8/29           14.706          25                 19,300
9/05           14.118          24                 24,800
9/12           14.412          24 1/2              6,900
9/19           14.265          24 1/4             10,700
9/26           14.559          24 3/4             46,700
10/03          14.265          24 1/4             45,100
10/10          14.706          25                 32,400
10/17          14.191          24 1/8             87,000
10/24          13.382          22 3/4             40,400
10/31          14.516          22 1/2             26,300
11/07          15.161          23 1/2              9,300
11/14          14.677          22 3/4             53,100
11/21          12.661          19 5/8             67,600
11/28          13.347          20 11/16           23,800
12/05          13.629          21 1/8             91,000
12/12          13.548          21                 81,400
12/19          13.871          21 1/2             14,100
12/26          14.194          22                  9,000
1/02           13.790          21 3/8             22,800
1/09           13.790          21 3/8             13,100
1/16           14.355          22 1/4             14,600
1/23           14.274          22 1/8             21,600
1/30           13.630          22 5/8             15,700

QUARTERLY SUMMARY (UNAUDITED)

                                                                                         net income       common stock
                                                                                        per share(a)      market price
(dollars in thousands,    net         gross    operating     pretax        net       -----------------  -----------------  dividends
except per-share data)   sales        profit    income       income       income      basic    diluted    high       low   per share
====================================================================================================================================
FISCAL 1998
FIRST QUARTER......... $  35,666   $   6,827   $   3,288   $   3,334    $   2,134    $ 0.44    $ 0.44   $ 24.00    $ 21.75   $ 0.130
SECOND QUARTER........    34,075       6,075       2,407       2,476        1,602      0.33      0.33     24.50      22.38     0.130
THIRD QUARTER.........    41,321       6,113       2,505       2,548        1,641      0.34      0.33     25.75      22.50     0.150
FOURTH QUARTER........    38,557       5,914       2,362       4,182(b)     2,685      0.56      0.55     23.75      19.63     0.150
                       ------------------------------------------------------------------------------                        -------
TOTAL YEAR............ $ 149,619   $  24,929   $  10,562   $  12,540    $   8,062    $ 1.66    $ 1.65   $ 25.75    $ 19.63   $ 0.560
                       ==============================================================================                        =======

FISCAL 1997
First Quarter......... $  30,875   $   6,086   $   2,826   $   2,797    $   1,808    $ 0.38    $ 0.38   $ 18.75    $ 16.00   $ 0.120
Second Quarter........    31,270       5,398       2,215       2,191        1,409      0.30      0.30     22.00      16.00     0.120
Third Quarter.........    38,943       7,055       3,598       3,571        2,303      0.49      0.48     22.75      18.25     0.130
Fourth Quarter........    38,353       6,748       3,332       3,356        2,168      0.45      0.45     23.50      20.88     0.130
                       ------------------------------------------------------------------------------                        -------
Total Year............ $ 139,441   $  25,287   $  11,971   $  11,915    $   7,688    $ 1.62    $ 1.61   $ 23.50    $ 16.00   $ 0.500
                       ==============================================================================                        =======

FISCAL 1996
First Quarter......... $  27,787   $   5,776   $   2,404   $   2,380    $   1,535    $ 0.32    $ 0.32   $ 20.50    $ 17.25   $ 0.105
Second Quarter........    27,253       4,795       1,675       1,732        1,117      0.24      0.23     20.75      19.50     0.105
Third Quarter.........    35,560       6,400       3,115       3,057        1,972      0.42      0.41     20.50      17.50     0.120
Fourth Quarter........    29,844       5,689       2,367       2,397        1,573      0.34      0.34     19.25      15.50     0.120
                       ------------------------------------------------------------------------------                        -------
Total Year............ $ 120,444   $  22,660   $   9,561   $   9,566    $   6,197    $ 1.31    $ 1.30   $ 20.75    $ 15.50   $ 0.450
                       ==============================================================================                        =======


(a) NET INCOME PER SHARE IS COMPUTED DISCRETELY BY QUARTER AND MAY NOT ADD TO THE FULL YEAR COMPUTATION DUE TO ROUNDING.

(b) INCLUDES THE $1.8 MILLION GAIN ON SALE OF AN INVESTMENT IN AN AFFILIATE (SEE NOTE 5).


RAVEN INDUSTRIES 1998 ANNUAL REPORT...24

CONSOLIDATED BALANCE SHEETS

                                                                                 as of January 31
                                                                         ---------------------------------
(dollars in thousands)                                                     1998         1997        1996
==========================================================================================================
ASSETS
Current assets
    Cash and cash equivalents .....................................      $ 2,850      $ 3,439      $ 3,804
    Accounts and note receivable, net .............................       26,973       25,637       16,002
    Inventories ...................................................       25,816       25,125       23,897
    Deferred income taxes .........................................        1,686        2,064        1,579
    Prepaid expenses and other current assets .....................          506          431          413
                                                                         ---------------------------------

        Total current assets ......................................       57,831       56,696       45,695

Property, plant and equipment, net ................................       19,817       18,142       18,069
Note receivable, less current portion .............................        1,259
Other assets, net .................................................        3,683        5,824        3,789
                                                                         ---------------------------------

        Total assets ..............................................      $82,590      $80,662      $67,553
                                                                         ---------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
    Current portion of long-term debt .............................      $ 1,765      $ 1,366      $   813
    Accounts payable ..............................................        7,480        7,849        4,651
    Accrued liabilities ...........................................        9,327       10,197        8,309
    Customer advances .............................................          803          604          998
                                                                         ---------------------------------

        Total current liabilities .................................       19,375       20,016       14,771

Long-term debt, less current portion ..............................        1,128        3,181        2,816
Deferred income taxes .............................................          524          736          815

Stockholders' equity ..............................................       61,563       56,729       49,151
                                                                         ---------------------------------
    Common shares-
    Authorized--100,000,000
    Outstanding--1998: 4,824,429; 1997: 4,835,558; 1996: 4,715,976

    Total liabilities and stockholders' equity ....................      $82,590      $80,662      $67,553
                                                                         =================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


RAVEN INDUSTRIES 1998 annual report...25

CONSOLIDATED STATEMENTS OF INCOME

                                                       for the years ended January 31
                                                 -----------------------------------------
(dollars in thousands, except per-share data)       1998            1997            1996
==========================================================================================
Net sales .................................      $ 149,619       $ 139,441       $ 120,444
Cost of goods sold ........................        124,690         114,154          97,784
                                                 -----------------------------------------

    Gross profit ..........................         24,929          25,287          22,660

Operating expenses
    Selling ...............................          8,149           7,211           7,223
    Administrative ........................          6,218           6,105           5,876
                                                 -----------------------------------------

        Operating income ..................         10,562          11,971           9,561

    Interest expense ......................           (323)           (310)           (375)
    Gain on sale of investment in affiliate          1,794
    Other income, net .....................            507             254             380
                                                 -----------------------------------------

    Income before income taxes ............         12,540          11,915           9,566

Income taxes ..............................          4,478           4,227           3,369
                                                 -----------------------------------------

    Net income ............................      $   8,062       $   7,688       $   6,197
                                                 =========================================

Net income per common share:
   --basic ................................      $    1.66       $    1.62            1.31
                                                 =========================================
   --diluted ..............................      $    1.65       $    1.61            1.30
                                                 =========================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


RAVEN INDUSTRIES 1998 ANNUAL REPORT..26

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                  $1 par                        treasury stock
                                                  common       paid-in        -------------------        retained
(dollars in thousands, except per-share data)     stock        capital        shares      at cost        earnings         total
================================================================================================================================
Balance, January 31, 1995....................   $  5,050      $    420       (315,903)    $ (2,334)      $ 42,390      $ 45,526
Net income...................................                                                               6,197         6,197
Cash dividends ($.45 per share)..............                                                              (2,130)       (2,130)
Purchase of stock for treasury...............                                 (36,500)        (576)                        (576)
Purchase and retirement of stock.............         (9)         (172)                                                    (181)
Employees' stock options exercised...........         27           180                                                      207
Tax benefit from exercise of stock options...                      108                                                      108
                                                --------------------------------------------------------------------------------

Balance January 31, 1996.....................      5,068           536       (352,403)      (2,910)        46,457        49,151
Net income...................................                                                               7,688         7,688
Cash dividends ($.50 per share)..............                                                              (2,367)       (2,367)
Shares issued for acquisition................         94         1,956                                                    2,050
Purchase and retirement of stock.............        (30)         (624)                                                    (654)
Employees' stock options exercised...........         56           618                                                      674
Tax benefit from exercise of stock options...                      187                                                      187
                                                --------------------------------------------------------------------------------

Balance January 31, 1997.....................      5,188         2,673       (352,403)      (2,910)        51,778        56,729
Net income...................................                                                               8,062         8,062
Cash dividends ($.56 per share)..............                                                              (2,709)       (2,709)
Purchase of stock for treasury...............                                 (34,000)        (713)                        (713)
Purchase and retirement of stock.............        (33)         (771)                                                    (804)
Employees' stock options exercised...........         56           742                                                      798
Tax benefit from exercise of stock options...                      200                                                      200
                                                --------------------------------------------------------------------------------

BALANCE JANUARY 31, 1998.....................   $  5,211      $  2,844       (386,403)    $ (3,623)      $ 57,131      $ 61,563
                                                ================================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


RAVEN INDUSTRIES 1998 ANNUAL REPORT...27


consolidated statements of cash flows
                                                                                                      for the years ended January 31
                                                                                                      ------------------------------
(dollars in thousands)                                                                                1998        1997        1996
====================================================================================================================================
Cash flows from operating activities
    Net income ..................................................................................   $ 8,062     $ 7,688     $ 6,197
    Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization ...........................................................     5,137       4,566       4,242
        Provision for losses on accounts receivable .............................................       193          88          86
        Deferred income taxes ...................................................................       166        (514)       (203)
        Equity in earnings of affiliate, net of dividends .......................................      (204)         (6)       (105)
        Gain on sale of investment in affiliate .................................................    (1,794)
        Change in operating assets and liabilities, net of effects from acquisition of businesses    (2,254)     (4,808)       (525)
        Other operating activities, net .........................................................       (32)         74          (5)
                                                                                                    -------------------------------

    Net cash provided by operating activities ...................................................     9,274       7,088       9,687

Cash flows from investing activities
    Capital expenditures ........................................................................    (6,541)     (4,009)     (4,186)
    Sale of investment in affiliate .............................................................     1,300
    Acquisition of businesses ...................................................................                (1,105)       (510)
    Other investing activities, net .............................................................       262          24         538
                                                                                                    -------------------------------

    Net cash used in investing activities .......................................................    (4,979)     (5,090)     (4,158)

Cash flows from financing activities
    Issuance of short-term debt .................................................................     2,000                   4,500
    Payment of short-term debt ..................................................................    (2,000)                 (4,500)
    Retire debt of acquired business ............................................................                  (890)
    Long-term debt principal payments ...........................................................    (1,656)       (813)     (1,457)
    Proceeds from issuance of long-term debt ....................................................                 1,500
    Net proceeds from exercise of stock options .................................................       194         207         134
    Dividends paid ..............................................................................    (2,709)     (2,367)     (2,130)
    Purchase of treasury stock ..................................................................      (713)                   (576)
                                                                                                    -------------------------------

    Net cash used in financing activities .......................................................    (4,884)     (2,363)     (4,029)
                                                                                                    -------------------------------

Net increase (decrease) in cash and cash equivalents ............................................      (589)       (365)      1,500

Cash and cash equivalents at beginning of year ..................................................     3,439       3,804       2,304
                                                                                                    -------------------------------

Cash and cash equivalents at end of year ........................................................   $ 2,850     $ 3,439     $ 3,804
                                                                                                    ===============================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


RAVEN INDUSTRIES 1998 ANNUAL REPORT...28

NOTES TO FINANCIAL STATEMENTS


NOTE 1...SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Raven Industries, Inc. ("Raven") and its wholly-owned subsidiaries (the "company"), Aerostar International, Inc. ("Aerostar"); Beta Raven Inc. ("Beta"); and Glasstite, Inc. ("Glasstite"). All intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES
The preparation of the company's financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS
The company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalent balances are principally concentrated in a money market mutual fund with Norwest Advantage Funds, an affiliate of Norwest Bank Minnesota, N.A.

INVENTORY VALUATION
Inventories are stated at the lower of cost or market with cost determined on the first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost and is depreciated over the estimated useful life of the asset using accelerated methods. The estimated useful lives used for computing depreciation are as follows:

Buildings and improvements................................7 to 39 years
Machinery and equipment....................................3 to 7 years

Maintenance and repairs are charged to expense in the year incurred and renewals and betterments are capitalized. The cost and related accumulated depreciation of assets sold or disposed of are removed from the accounts and the resulting gain or loss is reflected in income.

INTANGIBLE ASSETS
Intangible assets are primarily comprised of goodwill and patents which are recorded at cost net of accumulated amortization. Amortization is computed on a straight-line basis over estimated useful lives ranging from 5 to 20 years.

INSURANCE OBLIGATIONS
The company employs large deductible insurance policies covering workers compensation, employee health care and general liability costs. Costs are accrued up to the limits of these policies based on claims filed and estimates for claims incurred but not reported.

CONTINGENCIES
The company may from time to time be involved as a defendant in lawsuits, claims or disputes in the normal course of business. An estimated loss is charged to operations when it is probable that an asset has been impaired or a liability incurred and the amount of the loss can be reasonably estimated.

RESEARCH AND DEVELOPMENT
Research and development expenditures of $660,000 in fiscal 1998, $678,000 in fiscal 1997, and $619,000 in fiscal 1996 were charged to cost of goods sold in the year incurred.

STOCK OPTIONS
The company records compensation expense related to its stock option plan using the intrinsic value method.

INCOME TAXES
Deferred income taxes reflect temporary differences between assets and liabilities reported on the company's balance sheet and their tax basis. These differences are measured using enacted tax laws and statutory tax rates applicable to the periods when the temporary differences will impact taxable income. Deferred tax assets are reduced by a valuation allowance to reflect realizable value, when necessary. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.


RAVEN INDUSTRIES 1998 ANNUAL REPORT...29

NOTES TO FINANCIAL STATEMENTS


NOTE 2...SELECTED BALANCE SHEET INFORMATION

Following are the components of selected balance sheet items:

                                                    as of January 31
                                             -----------------------------------
(dollars in thousands)                          1998        1997          1996
================================================================================
Accounts and note receivable, net:
    Trade accounts .......................   $ 26,113     $ 25,977     $ 16,342
    Current portion of note receivable ...      1,250
    Allowance for doubtful accounts ......       (390)        (340)        (340)
                                             ----------------------------------
        Total ............................   $ 26,973     $ 25,637     $ 16,002
                                             ==================================
Inventories:
    Finished goods .......................   $  4,133     $  4,275     $  5,236
    In process ...........................      3,882        4,574        5,344
    Materials ............................     17,801       16,276       13,317
                                             ----------------------------------
        Total ............................   $ 25,816     $ 25,125     $ 23,897
                                             ==================================
Property, plant, and equipment:
    Land .................................   $  1,265     $  1,185     $  1,185
    Building and improvements ............     14,742       13,988       13,285
    Machinery and equipment ..............     37,798       33,142       30,550
                                             ----------------------------------
                                               53,805       48,315       45,020
    Accumulated depreciation .............    (33,988)     (30,173)     (26,951)
                                             ----------------------------------
        Total ............................   $ 19,817     $ 18,142     $ 18,069
                                             ==================================
Other assets, net:
    Intangible assets, net of amortization   $  3,447     $  3,732     $  1,746
    Investment in affiliate ..............                   1,802        1,796
    Other non-current assets .............        236          290          247
                                             ----------------------------------
        Total ............................   $  3,683     $  5,824     $  3,789
                                             ==================================
Accrued liabilities:
    Profit sharing .......................   $  1,255     $  1,654     $  1,324
    Vacations ............................      1,941        1,786        1,622
    Salaries and wages ...................      2,407        2,514        2,427
    Insurance obligations ................      2,247        2,070        1,502
    Other ................................      1,477        2,173        1,434
                                             ----------------------------------
        Total ............................   $  9,327     $ 10,197     $  8,309
                                             ==================================


RAVEN INDUSTRIES 1998 ANNUAL REPORT...30

NOTES TO FINANCIAL STATEMENTS


NOTE 3...SUPPLEMENTAL CASH FLOW INFORMATION
                                                 for the years ended January 31
                                                --------------------------------
(dollars in thousands)                            1998        1997       1996
================================================================================
Changes in operating assets and liabilities:
    Accounts receivable .....................   $  (279)    $(8,112)    $ 1,504
    Inventories .............................      (727)       (393)     (1,785)
    Prepaid expenses and other current assets       (76)         53         (31)
    Accounts payable ........................      (369)      2,450        (784)
    Accrued liabilities .....................    (1,003)      1,588         118
    Customer advances .......................       200        (394)        453
                                                --------------------------------
                                                $(2,254)    $(4,808)    $  (525)
                                                ================================
Cash paid during the year for:
    Interest ................................   $   335     $   309     $   395
    Income taxes ............................     4,227       4,201       3,761




NOTE 4...ACQUISITIONS

In January 1997, the company acquired all the outstanding shares of Norcore Plastics, Inc., a manufacturer of large industrial storage tanks utilizing "dual laminate" technology. Consideration paid included $1.1 million of cash and the issuance of 93,701 shares of common stock. Raven acquired assets of $3.0 million and assumed liabilities of $2.1 million in connection with the merger. In fiscal 1996 the company acquired certain assets of another company for $510,000.

Both acquisitions were accounted for as purchases. The cost in excess of net tangible assets acquired resulted in goodwill of $2.7 million. The consolidated financial statements include the results of operations of these businesses subsequent to the acquisition dates.

NOTE 5...SALE OF INVESTMENT IN AFFILIATE

In January 1998, the company sold its 50 percent equity investment in a corporation engaged in the manufacture of injection-molded plastic products for $3.8 million and recognized a pre-tax gain of $1.8 million. The company had accounted for this investment using the equity method. Under the Stock Redemption Agreement, the company received cash of $1.3 million in fiscal 1998 and an 8.5% interest bearing note for the remaining $2.5 million. This note receivable will be collected in two installments; one principal payment in fiscal 1999 and the balance, including interest, in fiscal 2000.

NOTE 6...BUSINESS SEGMENTS AND MAJOR CUSTOMER
         INFORMATION

The company operates in three reportable business segments consisting of Electronics, Plastics and Sewn Products. Segment information can be found on page 3, along with a description of product lines included in each segment. No customer accounted for more than 10% of consolidated sales in any fiscal year presented.


RAVEN INDUSTRIES 1998 ANNUAL REPORT...31

NOTES TO FINANCIAL STATEMENTS


NOTE 7...QUARTERLY DATA (UNAUDITED)

Quarterly net sales, gross profit, net income and net income per share data are presented on page 24.

NOTE 8...FINANCING ARRANGEMENTS

Long-term debt consisted of the following:


                                                                                                    as of January 31
                                                                                           --------------------------------
(dollars in thousands)                                                                       1998        1997        1996
===========================================================================================================================
Norwest bank notes payable in installments through 2001 with interest at the prime rate    $ 2,560     $ 3,620     $ 2,680
Contracts, notes and mortgages payable in installments through 2003
    with interest from 3.0% to 14.0% ..................................................        212         762         740
Industrial revenue bonds payable in installments through 2001
    with interest at 83% of the prime rate ............................................        121         165         209
                                                                                           --------------------------------
        Total long-term debt ..........................................................      2,893       4,547       3,629
        Current portion ...............................................................     (1,765)     (1,366)       (813)
                                                                                           --------------------------------
                                                                                           $ 1,128     $ 3,181     $ 2,816
                                                                                           ================================


Certain long-term debt is collateralized by land, buildings and equipment having an aggregate depreciated cost at January 31, 1998 of $1.4 million. Norwest Bank South Dakota, N.A. (Norwest) provides the company's unsecured notes payable and unsecured line of credit. Two members of the company's board of directors are also on the board of directors of Norwest.

The company had a $5.0 million unsecured line of credit available as of January 31, 1998; no borrowings were outstanding as of that date. Borrowings on the line bear interest at rates approximating the prime rate. The prime rates at January 31, 1998, 1997, and 1996 were 8.5%, 8.25%, and 8.5%, respectively. In fiscal
1997, there were no borrowings under the credit line. The weighted average interest rates under short-term credit lines in fiscal 1998 and 1996 were 8.5% and 8.9%, respectively.

The company leases certain transportation and other equipment and facilities under operating leases. Total rent expense under these leases was $802,000, $445,000 and $483,000 in fiscal 1998, 1997 and 1996, respectively.

NOTE 9...SHARE PURCHASE RIGHTS PLAN

The company has a Share Purchase Rights Plan designed to protect the interests of its stockholders by preventing a potential acquiror from gaining control of the company without offering a fair price to all stockholders. Under the Plan, each stockholder has one Right for each share of the company's common stock owned. Each Right entitles the stockholder to purchase from the company one share of the company's common stock for a specified price. The Rights are not exercisable or transferable apart from the common stock until ten days after a person or group has acquired 20% or more, or makes a tender offer for 30% or more, of the company's outstanding common stock. The Rights expire in March 1999 and are redeemable by the company at $0.01 per Right prior to the date upon which they become exercisable, and in certain limited circumstances following such date.

NOTE 10...STOCK OPTIONS

Officers and key employees of the company have been granted options to purchase stock under the 1990 Stock Option Plan. The plan, administered by the Board of Directors, allows for a cash bonus when options are exercised and may grant either incentive stock options or non-qualified options with terms not to exceed ten years. The plan reserves


RAVEN INDUSTRIES 1998 ANNUAL REPORT...32

NOTES TO FINANCIAL STATEMENTS


121,727 shares of the company's common stock at January 31, 1998. Options have been granted at prices not less than market value at the date of grant, vest over a four-year period and expire after five years. Compensation expense related to the cash bonus was $383,000, $343,000 and $298,000 in fiscal 1998, 1997, and 1996, respectively.

In accordance with Statement of Financial Accounting Standards No. 123, the company has elected to continue to use the intrinsic value method to recognize compensation expense for stock options. If compensation expense had been recognized in accordance with the fair value method, the company's net income and net income per share would have been:


                                                   for the years ended January 31
                             --------------------------------------------------------------------------
                                      1998                      1997                      1996
                             --------------------------------------------------------------------------
                             AS REPORTED  PRO FORMA    as reported  pro forma    as reported  pro forma
=======================================================================================================
Net income (in thousands)    $   8,062    $   7,904    $   7,688    $   7,573    $   6,197    $   6,172
Net income per share:
   --basic ..............    $    1.66    $    1.63    $    1.62    $    1.60    $    1.31    $    1.30
   --diluted ............    $    1.65    $    1.61    $    1.61    $    1.59    $    1.30    $    1.29


The pro forma information above only includes stock options granted after fiscal 1995. Pro forma compensation expense under the fair value method may increase over the next few years as additional option grants are considered. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: Dividend yield of 2.5-3.0%; expected volatility of 25%; risk-free interest rate of 5.8-5.9%; and expected lives of 4.5 years. The fair value of each option granted, including the cash bonus, was $7.30 in fiscal 1996, $8.75 in fiscal 1997 and $7.98 in fiscal 1998.

Information regarding option activity follows:


                                                               for the years ended January 31
                                        ----------------------------------------------------------------------------
                                                1998                      1997                      1996
                                        ----------------------------------------------------------------------------
                                                       WEIGHTED                  weighted                    weighted
                                                       AVERAGE                   average                     average
                                                       EXERCISE                  exercise                    exercise
                                        SHARES          PRICE      shares         price      shares           price
====================================================================================================================
Outstanding at beginning of year       287,750       $   18.35    280,292       $   16.50    247,581       $   15.17
Granted ........................        68,900           20.00     65,100           21.00     60,000           17.87
Exercised ......................       (55,650)          14.32    (55,642)          12.11    (27,289)           7.57
Forfeited ......................        (2,500)          19.30     (2,000)          18.51
                                       -------                    -------                    -------
Outstanding at end of year .....       298,500           19.47    287,750           18.35    280,292           16.50
                                       =======                    =======                    =======
Options exercisable at year-end        138,775       $   19.14    135,400       $   17.05    134,329       $   14.65


The following table contains information about stock options outstanding at January 31, 1998:

                   remaining
 exercise          contractual            number                    number
   price           life (years)         outstanding               exercisable
=============================================================================
$    20.00            0.75                51,700                    51,700
     18.25            1.75                56,500                    42,375
     17.87            2.75                57,400                    28,700
     21.00            3.75                64,000                    16,000
     20.00            4.75                68,900                        --
                                          --------------------------------
                                          298,500                  138,775
                                          ================================


RAVEN INDUSTRIES 1998 ANNUAL REPORT...33

NOTES TO FINANCIAL STATEMENTS


NOTE 11...EMPLOYEE RETIREMENT PLAN

The company has a profit sharing plan covering substantially all employees. Contributions to the profit sharing plan, not to exceed 15% of total eligible compensation, are made by Raven and each subsidiary, at the discretion of each entity's Board of Directors. The company's contribution to the plan was $1,255,000, $1,654,000, $1,324,000, for fiscal 1998, 1997 and 1996, respectively.

NOTE 12...INCOME TAXES

Significant components of the company's income tax provision are as follows:

                                                  for the years ended January 31
--------------------------------------------------------------------------------
(dollars in thousands)                              1998        1997        1996
================================================================================
Income taxes
    Currently payable .........................   $ 4,312    $ 4,741    $ 3,572
    Deferred ..................................       166       (514)      (203)
                                                  ------------------------------
                                                  $ 4,478    $ 4,227    $ 3,369
                                                  ==============================

Significant components of the company's deferred tax assets and liabilities are as follows:

                                                         as of January 31
                                                  ------------------------------
(dollars in thousands)                              1998        1997        1996
================================================================================

Current deferred tax assets (liabilities):
    Accounts receivable .......................   $  (137)   $   119    $   119
    Installment sale of investment in affiliate      (365)
    Inventory valuation methods ...............       335        256        107
    Accrued vacations .........................       513        478        429
    Insurance obligations .....................       779        718        491
    Other accrued liabilities .................       561        493        433
                                                  ------------------------------
        Total .................................     1,686      2,064      1,579
                                                  ------------------------------

Non-current deferred tax assets (liabilities):
    Installment sale of investment in affiliate      (510)
    Carrying value of investment in affiliate .                 (626)      (622)
    Depreciation methods ......................       (14)       (76)       (83)
    Safe-harbor lease .........................                  (34)      (110)
                                                  ------------------------------
        Total .................................      (524)      (736)      (815)
                                                  ------------------------------
Net deferred tax asset ........................   $ 1,162    $ 1,328    $   764
                                                  ==============================

The company's effective tax rate was 35.7%, 35.5%, and 35.2%, in fiscal 1998, 1997, and 1996, respectively. The tax rate varies from the statutory rate of 35% due primarily to the effect of state income taxes and non-deductible expenses, partially offset by the impact of graduated income tax rates.


RAVEN INDUSTRIES 1998 ANNUAL REPORT...34

NOTES TO FINANCIAL STATEMENTS


NOTE 13...NET INCOME PER SHARE COMPUTATION

Basic net income per share is computed by dividing net income by weighted average common shares outstanding. Common shares outstanding represent common shares issued less shares purchased and held in treasury. Diluted net income per share is computed by dividing net income by weighted average common and common equivalent shares outstanding, which includes the dilutive effect of shares issuable upon exercise of employee stock options (net of shares assumed purchased with the option proceeds). Details of the computation are presented below:

                                                               for the years ended January 31
                                                           --------------------------------------
(dollars in thousands, except per-share data)                 1998           1997          1996
=================================================================================================
Net income ............................................    $    8,062    $    7,688    $    6,197
                                                           ======================================

Average common shares outstanding .....................     4,842,622     4,738,511     4,735,223

Dilutive impact of stock options ......................        48,778        36,649        46,962
                                                           --------------------------------------

Average common and common equivalent shares outstanding     4,891,400     4,775,160     4,782,185
                                                           ======================================

Net income per share:
   --basic ............................................    $     1.66    $     1.62    $     1.31
                                                           ======================================
   --diluted ..........................................    $     1.65    $     1.61    $     1.30
                                                           ======================================



RAVEN INDUSTRIES 1998 ANNUAL REPORT...35

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF RAVEN INDUSTRIES, INC.

We have audited the accompanying consolidated balance sheets of Raven Industries, Inc. and subsidiaries as of January 31, 1998, 1997, and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31,1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Raven Industries, Inc. and subsidiaries as of January 31, 1998, 1997, and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.

Minneapolis, Minnesota
March 6, 1998


RAVEN INDUSTRIES 1998 ANNUAL REPORT...36