Form 10-K, Exhibit 13
period 1999-01-31
RAVEN INDUSTRIES INC
filed 1999-04-26
CIK 82166

EXHIBIT 13


BUSINESS SEGMENTS

                                                    For the years ended January 31
                               -----------------------------------------------------------------------
DOLLARS IN THOUSANDS             1999        1998        1997        1996        1995           1994
                               =======================================================================
ELECTRONICS
Sales .....................    $ 46,328    $ 45,947    $ 43,861    $ 32,962    $ 31,959       $ 35,771
Operating income ..........       4,161       5,844       4,913       4,600       2,753(a)       4,529
Identifiable assets .......      25,972      25,599      23,251      19,204      16,912         18,838
Capital expenditures ......       2,084       2,005       1,089         817         579          1,023
Depreciation & amortization       1,446       1,345       1,298       1,099         895            823

PLASTICS
Sales .....................    $ 70,845    $ 68,325    $ 59,158    $ 55,281    $ 48,971       $ 40,386
Operating income ..........       4,429       1,998       4,187       3,267       3,470          2,815
Identifiable assets .......      33,674      34,583      33,879      26,092      25,817         16,796
Capital expenditures ......       2,151       3,869       2,540       2,973       6,394          3,601
Depreciation & amortization       3,160       3,248       2,682       2,418       1,849          1,266

SEWN PRODUCTS
Sales .....................    $ 35,625    $ 35,347    $ 36,422    $ 32,201    $ 40,790       $ 45,311
Operating income ..........       1,083       2,720       2,871       1,694       2,913          3,096
Identifiable assets .......      14,547      14,157      14,990      13,934      16,384         16,510
Capital expenditures ......         371         667         380         396         780          1,160
Depreciation & amortization         527         544         586         725         838            808

CORPORATE & OTHER
Identifiable assets(b) ....    $  9,481    $  8,251    $  8,542    $  8,323    $  6,523       $  8,453

TOTAL COMPANY
Sales .....................    $152,798    $149,619    $139,441    $120,444    $121,720       $121,468
Operating income ..........       9,673      10,562      11,971       9,561       9,136(a)      10,440
Identifiable assets .......      83,674      82,590      80,662      67,553      65,636         60,597
Capital expenditures ......       4,606       6,541       4,009       4,186       7,753          5,784
Depreciation & amortization       5,133       5,137       4,566       4,242       3,582          2,897

(a) INCLUDES A $1.8 MILLION CHARGE AT THE COMPANY'S BETA RAVEN SUBSIDIARY.
(b) CORPORATE & OTHER ASSETS ARE PRINCIPALLY CASH, INVESTMENTS, DEFERRED TAXES, AND NOTES RECEIVABLE.


PRODUCT LINES BY BUSINESS SEGMENT

ELECTRONICS: Contract electronics manufacturing, Flow controls--precision farming, Feedmill and bakery automation

PLASTICS: Sheeting, Storage/sprayer tanks, Research balloons, Pickup-truck toppers

SEWN PRODUCTS: Performance outerwear, Sport balloons, Inflatables


ELECTRONICS SEGMENT SALES        PLASTICS SEGMENT SALES
DOLLARS IN MILLIONS              DOLLARS IN MILLIONS

[PLOT POINTS CHART]              [PLOT POINTS CHART]

1994...... 35.771                1994...... 40.386
1995...... 31.959                1995...... 48.971
1996...... 32.962                1996...... 55.281
1997...... 43.861                1997...... 59.158
1998...... 45.947                1998...... 68.325
1999...... 46.328                1999...... 70.845


PULLING TOGETHER, PUSHING PERFORMANCE  PAGE 12

SALES BY MARKETS


                                    For the years ended January 31
                                    --------------------------------
DOLLARS IN THOUSANDS                  1999        1998         1997
                                    ================================
INDUSTRIAL
Plastic sheeting ...............    $ 25,877    $ 23,043    $ 21,276
Industrial tanks ...............       9,632      12,405       7,070
Electronics ....................      20,189      18,765      16,574
Research balloons ..............       3,873       3,150       3,268
Inflatables ....................       3,319       3,085       3,515
                                    --------------------------------
                                    $ 62,890    $ 60,448    $ 51,703

RECREATION
Performance outerwear ..........    $ 30,202    $ 29,803    $ 29,901
Sport balloons .................       2,104       2,459       2,790
                                    --------------------------------
                                    $ 32,306    $ 32,262    $ 32,691

AGRICULTURE
Flow controls--precision farming    $ 15,311    $ 16,852    $ 16,689
Feedmill automation ............       6,059       5,128       5,039
Storage/sprayer tanks ..........       9,740       9,869       8,632
Plastic sheeting ...............       1,730       1,251       1,255
                                    --------------------------------
                                    $ 32,840    $ 33,100    $ 31,615

AUTOMOTIVE
Pickup-truck toppers ...........    $ 19,993    $ 18,607    $ 17,657

DEFENSE
Electronics ....................    $  4,769    $  5,202    $  5,559
Other ..........................                                 216
                                    --------------------------------
                                    $  4,769    $  5,202    $  5,775

TOTAL COMPANY SALES
Industrial .....................    $ 62,890    $ 60,448    $ 51,703
Recreation .....................      32,306      32,262      32,691
Agriculture ....................      32,840      33,100      31,615
Automotive .....................      19,993      18,607      17,657
Defense ........................       4,769       5,202       5,775
                                    --------------------------------
   TOTAL .......................    $152,798    $149,619    $139,441
                                    ================================


SEWN PRODUCTS SEGMENT SALES
DOLLARS IN MILLIONS

[PLOT POINTS CHART]

1994...... 45.311
1995...... 40.790
1996...... 32.201
1997...... 36.422
1998...... 35.347
1999...... 35.625


PULLING TOGETHER, PUSHING PERFORMANCE PAGE 13

ELEVEN-YEAR FINANCIAL SUMMARY

OF OPERATIONS, FINANCIAL POSITION, CASH FLOW, PER-SHARE RESULTS AND OTHER DATA

                                                      --------------------------------------------------------
DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA              1999           1998            1997           1996
                                                      ========================================================
OPERATIONS FOR YEAR
Net sales ........................................    $ 152,798      $ 149,619        $ 139,441      $ 120,444
Gross profit .....................................       24,815         24,929           25,287         22,660
Operating income .................................        9,673         10,562           11,971          9,561
Income before income taxes .......................        9,649         12,540(a)        11,915          9,566
Net income .......................................        6,182          8,062            7,688          6,197
Net income % of sales ............................          4.0%           5.4%             5.5%           5.1%
Net income % of beginning equity .................         10.0%          14.2%            15.6%          13.6%
Cash dividends ...................................    $   2,944      $   2,709        $   2,367      $   2,130

FINANCIAL POSITION
Current assets ...................................    $  60,861      $  57,831        $  56,696      $  45,695
Current liabilities ..............................       16,792         19,375           20,016         14,771
Working capital ..................................       44,069         38,456           36,680         30,924
Current ratio ....................................         3.62           2.98             2.83           3.09
Property, plant and equipment, net ...............       19,563         19,817           18,142         18,069
Total assets .....................................       83,674         82,590           80,662         67,553
Long-term debt, less current portion .............        4,572          1,128            3,181          2,816
Shareholders' equity .............................       62,293         61,563           56,729         49,151
Long-term debt/total capitalization ..............          6.8%           1.8%             5.3%           5.4%
Inventory turnover (CGS/year-end inventory).......          4.9            4.8              4.5            4.1

CASH FLOWS PROVIDED BY (USED IN)
Operating activities .............................    $   8,326      $   9,274        $   7,088      $   9,687
Investing activities .............................       (3,127)        (4,979)          (5,090)        (4,158)
Financing activities .............................       (2,714)        (4,884)          (2,363)        (4,029)
Increase (decrease) in cash and equivalents.......        2,485           (589)            (365)         1,500

COMMON STOCK DATA
Net income per share--basic ......................    $    1.30      $    1.66        $    1.62      $    1.31
Net income per share--diluted ....................         1.30           1.65             1.61           1.30
Cash dividends per share .........................         0.62           0.56             0.50           0.45
Book value per share .............................        13.27          12.76            11.73          10.42
Stock price range during year
    High .........................................    $   22.75      $   25.75        $   23.50      $   20.75
    Low ..........................................    $   15.25      $   19.63        $   16.00      $   15.50
Shares outstanding, year-end (in thousands).......        4,694          4,825            4,836          4,716
Number of shareholders, year-end .................        3,014          3,221            3,011          3,190

OTHER DATA
Average number of employees ......................        1,463          1,511            1,387          1,368
Sales per employee ...............................    $     104      $      99        $     101      $      88
Backlog ..........................................    $  47,431      $  47,154        $  38,102      $  32,539

ALL PER SHARE, SHARES OUTSTANDING AND MARKET PRICE DATA REFLECT THE OCTOBER 1992 THREE-FOR-TWO AND THE JULY 1989 TWO-FOR-ONE STOCK SPLITS. ALL OTHER FIGURES ARE AS REPORTED.

(a) INCLUDES THE $1.8 MILLION GAIN ON SALE OF AN INVESTMENT IN AN AFFILIATE (SEE NOTE FIVE).

(b) INCLUDES A $1.8 MILLION CHARGE AT THE COMPANY'S BETA RAVEN SUBSIDIARY.


PULLING TOGETHER, PUSHING PERFORMANCE PAGE 18

     For the years ended January 31
---------------------------------------------------------------------------------------------------------
     1995             1994           1993           1992           1991          1990            1989
=========================================================================================================
  $ 121,720        $ 121,468      $ 111,214      $ 100,609      $  85,502      $  90,973      $  77,563
     23,968           23,574         21,048         19,109         17,685         18,177         14,857
      9,136(b)        10,440          9,146          8,138          7,311          7,461          5,127
      9,372           10,638          9,182          8,067          7,071          6,831          4,578
      6,088            6,954          6,030          5,306          4,605          4,235          2,930
        5.0%             5.7%           5.4%           5.3%           5.4%           4.7%           3.8%
       14.8%            19.6%          19.7%          20.2%          20.2%          19.7%          15.3%
  $   1,843        $   1,545      $   1,316      $   1,165      $   1,014      $     849      $     732

  $  43,795        $  45,037      $  42,476      $  34,798      $  33,900      $  30,570      $  24,976
     15,078           16,088         15,253         11,284         12,147         11,247          9,633
     28,717           28,949         27,223         23,514         21,753         19,323         15,342
       2.90             2.80           2.78           3.08           2.79           2.72           2.59
     18,570           13,371         10,457          9,947          8,368          7,163          8,702
     65,636           60,597         54,813         46,528         44,103         39,547         35,892
      4,179            2,539          3,224          3,676          4,679          4,966          4,115
     45,526           41,100         35,530         30,601         26,236         22,802         21,448
        8.4%             5.8%           8.3%          10.7%          15.1%          17.5%          15.7%
        4.4              4.4            3.8            4.2            3.4            4.1            4.6

  $   7,452        $  11,257      $   3,475      $   7,489      $   5,583      $   2,404      $   3,908
    (10,000)          (5,908)        (3,107)        (3,886)        (3,113)        (1,308)        (1,331)
        406           (2,042)        (1,659)        (2,518)        (2,071)        (1,875)        (1,869)
     (2,142)           3,307         (1,291)         1,085            399           (779)           708

  $    1.29        $    1.48      $    1.30      $    1.15      $    1.00      $    0.90      $    0.61
       1.27             1.45           1.27           1.13           0.98           0.87           0.61
       0.39             0.33           0.28           0.25           0.22           0.18           0.15
       9.62             8.76           7.60           6.63           5.77           5.01           4.48

  $   24.50        $   23.50      $   21.50      $   15.83      $    9.75      $   10.00      $    5.75
  $   18.00        $   18.00      $   13.83      $    8.00      $    6.42      $    5.33      $    4.37
      4,735            4,694          4,676          4,629          4,559          4,554          4,785
      3,031            3,173          3,147          2,775          2,526          1,898          1,925

      1,414            1,435          1,316          1,252          1,141          1,234          1,138
  $      86        $      85      $      85      $      80      $      75      $      74      $      68
  $  29,661        $  36,403      $  49,033      $  48,200      $  53,587      $  42,078      $  33,436


PULLING TOGETHER, PUSHING PERFORMANCE PAGE 19

FINANCIAL REVIEW & ANALYSIS


RESULTS OF OPERATIONS: MARGIN ANALYSIS

                                                                    For the years ended January 31
                                       -------------------------------------------------------------------------------------
                                                   1999                           1998                        1997
                                       -------------------------------------------------------------------------------------
                                                     %         %                    %       %                   %       %
                                       -------------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT PER-SHARE DATA     Amount     Sales     Change     Amount    Sales   Change    Amount    Sales   Change
                                       =====================================================================================
Net sales............................  $152,798    100.0     +  2.1    $149,619   100.0   +  7.3   $139,441   100.0   + 15.8
Gross profit.........................    24,815     16.2     -  0.5      24,929    16.7   -  1.4     25,287    18.1   + 11.6
Operating expenses...................    15,142      9.9     +  5.4      14,367     9.6   +  7.9     13,316     9.5   +  1.7
Operating income.....................     9,673      6.3     -  8.4      10,562     7.1   - 11.8     11,971     8.6   + 25.2
Income before income taxes...........     9,649      6.3     - 23.1      12,540     8.4   +  5.2     11,915     8.5   + 24.6
Income taxes.........................     3,467      2.3     - 22.6       4,478     3.0   +  5.9      4,227     3.0   + 25.5
Net income...........................     6,182      4.0     - 23.3       8,062     5.4   +  4.9      7,688     5.5   + 24.1

Net income per share-diluted.........  $   1.30              - 21.2    $   1.65           +  2.5   $   1.61           + 23.8

Effective income tax rate............      35.9%             +  0.6        35.7%          +  0.6       35.5%          +  0.9

LONG-TERM PERFORMANCE

Although the company achieved record sales in fiscal 1999, net income fell. Net income was $6.2 million or $1.30 per share on a diluted basis. Fiscal 1998 net income was $8.1 million, which included a $1.8 million pretax gain on the sale of an investment in an affiliated company. Absent this gain, net income for fiscal 1998 would have been $6.9 million or $1.41 per share. The more accurate comparison between fiscal 1998 and fiscal 1999 is to compare the $6.9 million to the $6.2 million. Based on this comparison, the shortfall for fiscal 1999 net income was 10.1%. A number of factors contributed to this unfavorable result. First, the Electronics Segment's agricultural controls product line and the Plastics Segment's storage tank line were adversely affected by the poor farm economy and its associated low commodity prices. Second, the Plastics Segment was also hit with a downturn in the semiconductor manufacturing market which directly affected the dual-laminate tank product line. Third, competitive pressures forced gross margins down in the contract product lines of the Sewn Products Segment. Fourth, gross margins in the Electronics Segment's contract products declined, due primarily to customer delays in deliveries.

In fiscal 1999, the company's return was over 10% on stockholders' equity and 4% on sales. The company also increased its book value by 4% on a per-share basis; repurchased 135,000 shares of its stock for a total cost of $2.6 million; paid record dividends; and continued to invest in its business. For fiscal 1999 the company's debt-to-capitalization ratio was 6.8%.

                                               For the years ended January 31
                             -------------------------------------------------------------------
                              1999        1998        1997        1996        1995        1994
                             ===================================================================
Net income as % of
    Sales...............       4.0%        5.4%        5.5%        5.1%        5.0%        5.7%
    Average assets......       7.4%        9.9%       10.4%        9.3%        9.6%       12.1%
    Beginning equity....      10.0%       14.2%       15.6%       13.6%       14.8%       19.6%

SEGMENT ANALYSIS

The following table summarizes sales and gross profits in the company's three business segments for each of the past three fiscal years.

                                 1999                      1998                     1997
                         ------------------------------------------------------------------------
DOLLARS IN THOUSANDS       Amount    % Change       Amount      % Change      Amount     % Change
                         ========================================================================
SALES
Electronics............  $ 46,328     +   0.8      $ 45,947     +   4.8      $ 43,861     +  33.1
Plastics...............    70,845     +   3.7        68,325     +  15.5        59,158     +   7.0
Sewn Products..........    35,625     +   0.8        35,347     -   3.0        36,422     +  13.1
                         --------                  --------                  --------
Total..................  $152,798     +   2.1      $149,619     +   7.3      $139,441     +  15.8
                         ========                  ========                  ========


PULLING TOGETHER, PUSHING PERFORMANCE  PAGE 20

                                1999                  1998                   1997
                        ---------------------------------------------------------------
DOLLARS IN THOUSANDS     Amount    % Sales     Amount     % Sales     Amount    % Sales
                        ===============================================================
GROSS PROFITS
Electronics...........  $ 8,657      18.7     $10,083       21.9     $ 8,617     19.6
Plastics..............   11,600      16.4       8,791       12.9      10,154     17.2
Sewn Products.........    4,558      12.8       6,055       17.1       6,516     17.9
                        -------               -------                -------
Total.................  $24,815      16.2     $24,929       16.7     $25,287     18.1
                        =======               =======                =======

ELECTRONICS SEGMENT

FISCAL 1999 VERSUS FISCAL 1998
Sales for this segment were up slightly when compared to fiscal 1998, reaching $46.3 million in fiscal 1999. Due to increased market share, fiscal 1999 sales of Beta Raven feedmill systems and subcontract assemblies rose to $12.2 million; up from $10.1 million in fiscal 1998. Sales of precision-farming control devices declined by $1.5 million to $15.3 million. The primary agricultural markets were hard hit by a poor farm economy. Contract manufacturing deliveries ended the year at $18.8 million, down $200,000 from fiscal 1998. Customer delays in the delivery of certain contracts kept this product line from exceeding fiscal 1998 sales figures. Operating income for the segment was $4.1 million, down from $5.8 million in fiscal 1998. Gross margin rates on precision-farming control devices in fiscal 1999 were down from fiscal 1998. This resulted from lower volumes and a poor performance in the precision depth-control product line. Contract manufacturing margins were affected by delivery delays, and new contract start-up costs. Feedmill automation systems generated higher gross margin rates in fiscal 1999 than in fiscal 1998 due to better utilization of resources resulting from increased sales volume.

FISCAL 1998 VERSUS FISCAL 1997
Electronics Segment sales were up 5% compared with fiscal 1997, totaling $45.9 million in fiscal 1998. Sales growth occurred in all the product lines in this segment, with the smallest increase of $163,000 being in the precision-farming control device product line. Contract manufacturing and feedmill automation systems sales increased by $1.0 million and $927,000, respectively. Contract manufacturing increases resulted from market growth. Feedmill automation systems saw higher market demand and increased market share. Gross profit rates improved in this segment as a higher percentage of repeat business lessened the impact of start-up costs in contract manufacturing.

PROSPECTS
There was a substantial backlog increase in the Electronics Segment at the end of fiscal 1999. This backlog supports management's expectation of sales growth over 10% in this segment for fiscal 2000. Contract manufacturing already has received $5.0 million in new circuit-board assemblies from a single computer manufacturer, and management expects an additional $3.0 million from the same customer. Sales growth in the precision-farming control devices product line will depend on the farm economy in the United States and abroad. A sound backlog in feedmill automation systems as well as prospects of additional sales due to the replacement of old equipment support management's expectation of a sales increase for this product line in fiscal 2000. Gross margin rates are expected to partially recover in fiscal 2000.

ELECTRONICS SEGMENT
DOLLARS IN MILLIONS

[PLOT POINTS CHART]

                SALES     GROSS PROFITS
1997.......    43.861         8.617
1998.......    45.947        10.083
1999.......    46.328         8.657

PLASTICS SEGMENT

FISCAL 1999 VERSUS FISCAL 1998
Sales in the Plastics Segment rose from $68.3 million in fiscal 1998 to $70.8 million in fiscal 1999. The engineered films product line generated a $4.0 million increase in sales over fiscal 1998's $27.4 million. Included in fiscal 1999 sales was $2.5 million of construction film shipped to various storm-devastated areas. Plastic storage tank sales of $19.4 million were $3.1 million below fiscal 1998. The primary factor responsible for the reduction in sales was a weak semiconductor market that affected the dual-laminate tank product line. Sales in the pickup-truck topper product line increased by over 7% due primarily to higher unit deliveries. Even though sales of agricultural tanks held steady, gross margins were down due to the poor farm economy. This, in conjunction with low volume in dual-laminate tanks, accounted for lower gross margins on plastic storage tanks. Overall, the Plastics Segment generated gross margins of 16.4% compared to 12.9% for fiscal 1998. This increase was due to strong performances in the company's engineered films and pickup-truck topper operations as a result of better unitization of capacity due to increased sales volume.


PULLING TOGETHER, PUSHING PERFORMANCE  PAGE 21

FINANCIAL REVIEW & ANALYSIS


FISCAL 1998 VERSUS FISCAL 1997
Sales in the Plastics Segment rose from $59.2 million in fiscal 1997 to $68.3 million in fiscal 1998, due primarily to the acquisition of Norcore Plastics, Inc. in January 1997. Storage tank sales were $22.3 million in fiscal 1998 and $15.7 million in fiscal 1997. The company's industrial plastic tank operations experienced unfavorable market conditions in the second half of fiscal 1998. Sales of engineered films and research balloons were 6% higher in fiscal 1998 than in fiscal 1997, reaching $27.4 million. Expanded sales in new markets helped attain these increases. Pickup-truck topper sales increased by 5% due primarily to increased market share. Most of the decline in the gross profit rates resulted from the decline in plastic tank margins, but all product lines showed some reduction.

PROSPECTS
Management's expectation is that Plastics Segment sales will rise 5-10% in fiscal 2000. Engineered films, plastic tanks and pickup-truck toppers are expected to show sales increases due to increased market share. Management expects Plastics Segment gross margin rates to remain flat in fiscal 2000. Lower gross margins on the engineered films product line are expected to be offset by higher gross margins on plastic tanks and pickup-truck toppers in fiscal 2000.

PLASTICS SEGMENT
DOLLARS IN MILLIONS

[PLOT POINTS CHART]

               SALES       GROSS PROFITS
1997......     59.158         10.154
1998......     68.325          8.791
1999......     70.845         11.600

SEWN PRODUCTS SEGMENT

FISCAL 1999 VERSUS FISCAL 1998
Sales were $35.6 million in the Sewn Products Segment in fiscal 1999, less than 1% more than fiscal 1998. Sales of performance outerwear increased by $400,000 to end fiscal 1999 at $30.2 million. Sales of hot-air balloons and inflatable displays declined due to lower demand. The change in the Sewn Products Segment's gross profit rate, from 17% in fiscal 1998 to 13% in fiscal 1999, was due primarily to increased competitive pressures in the contract sewing product line along with significant style-changeover costs.

FISCAL 1998 VERSUS FISCAL 1997
Sales for this segment were down 3% in fiscal 1998 from fiscal 1997. Sales of performance outerwear were essentially unchanged at $29.8 million while sales of hot-air balloons and inflatable displays declined due to lower demand. The gross profit rate of 17% for fiscal 1998 was one percentage point lower than the 18% rate of fiscal 1997. The decline was due primarily to lower sales of relatively higher-margin products.

PROSPECTS
The company is projecting a sales decline in the Sewn Products Segment of 10-15%. Competitive pressures are evidenced by a portion of the fiscal 1999 performance outerwear sales moving offshore in fiscal 2000, which accounts for most of the decline. Management projects that the Sewn Products Segment will see an improvement in its gross profit rate, due primarily to reduced sales of relatively low-margin products and the impact of a lower cost structure.

SEWN PRODUCTS SEGMENT
DOLLARS IN MILLIONS

[PLOT POINTS CHART]

                    SALES       GROSS PROFITS
1997......          36.422         6.516
1998......          35.347         6.055
1999......          35.625         4.558

EXPENSES, INCOME TAXES AND OTHER

FISCAL 1999 VERSUS FISCAL 1998
Selling expenses increased by 4% in fiscal 1999 when compared with fiscal 1998 levels, basically the same rate as salary increases. Administration expense was up 7% to $6.6 million in fiscal 1999 compared to $6.2 million in fiscal 1998. Administration expense was higher due primarily to salary increases and settlement of a legal issue. Interest expense was up from 1998 by $151,000 due to higher borrowing levels. Fiscal 1999 "other income" was $450,000, which included interest income on a note related to the sale of an affiliated company in January 1998. The company's effective income tax rate increased from 35.7% in fiscal 1998 to 35.9% in fiscal 1999 due to higher state income taxes.

FISCAL 1998 VERSUS FISCAL 1997
Selling expenses increased by 13% in fiscal 1998 when compared with fiscal 1997 levels. Increased selling efforts to penetrate new markets in the Plastics and Electronics segments contributed to the increase. Administrative and interest expenses were relatively unchanged. Other income included improved results at the company's 50%-owned affiliate, which was sold in January 1998 for $3.8 million generating a pretax gain of $1.8 million. The company's effective income tax rate rose from 35.5% to 35.7% as the goodwill amortization associated with the Norcore merger was not deductible for federal income tax purposes.


PULLING TOGETHER, PUSHING PERFORMANCE  PAGE 22

PROSPECTS
Operating expenses are expected to remain relatively constant as a percentage of sales in fiscal 2000. Interest expense should decline slightly as total borrowing is reduced. The company's effective income tax rate is expected to rise slightly, to the 36% range for fiscal 2000.

YEAR 2000
All of the company's business software has been changed to be 2000-date-compliant and will be fully tested by July 1, 1999. The platform on which this software runs is 2000-compliant. Production equipment is being checked, and this procedure should be completed by August 1, 1999. Building equipment has been checked, and only one problem was found, which was corrected in March of 1999. Since the company does not run its primary business software on personal computers, management does not expect any material problems from non-compliant personal computers. Vendors and service providers are being surveyed to ensure that they are 2000-compliant and will be able to continue to meet the company's demands.

Management believes total year 2000 costs will not exceed $250,000. Unforeseen year 2000 problems may arise, and the company believes it has sufficient resources to respond.


ANALYSIS OF FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes cash provided by (used in) the company's business activities for the past three fiscal years.

DOLLARS IN THOUSANDS                        1999       1998       1997
                                          ==============================
Operating activities .............        $ 8,326    $ 9,274    $ 7,088
Investing activities..............         (3,127)    (4,979)    (5,090)
Financing activities..............         (2,714)    (4,884)    (2,363)

Increase (decrease) in cash.......        $ 2,485    $  (589)   $  (365)

OPERATING ACTIVITIES

The company's cash flow from operations totaled $24.7 million over the past three years, compared with net income of $21.9 million over the same period. Accounts receivable and inventory levels increased slightly in fiscal 1999 due to slightly higher sales. Working capital requirements are projected to grow along with revenues in fiscal 2000.

INVESTING ACTIVITIES

In December 1998, the company received the second payment of $1.2 million from the sale of its investment in an affiliated company. The last installment is due December 1999. Capital expenditures totaled $4.6 million in fiscal 1999, $1.9 million less than the prior year. Capital expenditures in fiscal 1999 ran $527,000 less than depreciation and amortization. Expenditures were fairly evenly divided between the Electronics and Plastics segments in support of expected growth. Capital spending is expected to exceed depreciation and amortization by $1.0 million in fiscal 2000 to support growth of the company's engineered films business.

FINANCING ACTIVITIES AND CREDIT LINES

The company increased its dividend on a per-share basis for the twelfth consecutive year. Cash also was used to repurchase 135,000 shares of company stock at an average price of $19.32. As of January 31,1999, the company had repurchased 169,000 shares of its common stock under a 500,000-share authorization from the board of directors. These shares were repurchased to return additional cash to the shareholders and increase the leverage of the company's balance sheet. The company may repurchase additional shares depending on its own internal cash requirements.

The company uses its short-term line of credit to finance seasonal borrowing needs. Maximum borrowings under the company's line of credit were $4.0 million during fiscal 1999 and the average daily borrowing was $704,000. Short-term borrowing required for fiscal 2000 should be lower because of the company's higher opening cash balance. Management believes its existing credit facility will be sufficient to fund its requirements in the coming fiscal year.

CAPITAL STRUCTURE AND LONG-TERM FINANCING

The company's long-term debt-to-total capitalization ratio was 6.8% at January 31, 1999. Refer to Note Eight to the consolidated financial statements for the types and sources of long-term debt. The company secured an additional $5.0 million in long-term financing during fiscal 1999. The proceeds of this loan were used to retire $4.0 million in short-term borrowings and to repurchase company stock. The terms of the loan call for repayment over five years at $1.0 million per year ending in 2003. Interest is at a fixed 7.25%, payable quarterly during the life of the loan.

The company's solid financial condition and capacity to assume additional financing, if needed, provide the company a strategic advantage over many of its competitors. Management has the capacity to, and will, leverage the company to acquire businesses that fit its strategic direction. Additional cash for acquisition purposes could also be raised by using proceeds from a disposition. In the opinion of management, the company is well-positioned to take on new opportunities in its core businesses with emphasis on those that build on the company's strengths of customer service and manufacturing.


PULLING TOGETHER, PUSHING PERFORMANCE PAGE 23

STOCK & QUARTERLY PERFORMANCE


WEEKLY CLOSING STOCK PRICE, VOLUME & P/E

[PLOT POINTS CHART]

                CLOSING
DATE             PRICE                VOLUME         P/E

02-06-98         22 1/4               6,700         13.323
02-13-98         22 3/8 H            28,900         13.398
02-20-98         22 1/4              18,700         13.323
02-27-98         22 1/4              74,200         13.323

03-06-98         22 1/8              16,800         13.249
03-13-98         22 1/8              11,200         13.249
03-20-98         20                  89,800         11.976
03-27-98         20 3/4              46,500         12.425

04-03-98         21                  47,000         12.575
04-10-98         20 3/4              22,600         12.425
04-17-98         20 3/4              43,100         12.425
04-24-98         20 1/4              21,300         12.126

05-01-98         19 3/4              39,300         13.715
05-08-98         19 11/16            11,500         13.672
05-15-98         20                  52,900         13.889
05-22-98         20 3/8              15,300         14.149
05-29-98         20                  23,800         13.889

06-05-98         19 3/4             110,800         13.715
06-12-98         19 1/8              36,000         13.281
06-19-98         19 1/8              13,400         13.281
06-26-98         19 1/8               6,200         13.281

07-03-98         19 1/8              28,800         13.281
07-10-98         19 1/4               7,600         13.368
07-17-98         19 1/8              23,500         13.281
07-24-98         19 7/32             73,200         13.346
07-31-98         19 3/16             21,600         13.512

08-07-98         19 1/8              14,500         13.468
08-14-98         18 7/8              50,200         13.292
08-21-98         18 3/4              16,300         13.204
08-28-98         18 3/4              12,800         13.204

09-04-98         18 1/16             49,600         12.720
09-11-98         18 1/8               3,900         12.764
09-18-98         18                  14,400         12.676
09-25-98         17 3/4              11,900         12.500

10-02-98         15 7/8              21,500         11.180
10-09-98         15 7/8              41,600         11.180
10-16-98         16                  13,600         11.268
10-23-98         16 1/4              24,000         11.444
10-30-98         16 3/8               3,500         10.773

11-06-98         16                  31,500         10.526
11-13-98         17 3/4              35,000         11.678
11-20-98         17 3/8              12,200         11.431
11-27-98         17 1/8              17,000         11.266

12-04-98         17 1/8              14,400         11.266
12-11-98         16 15/16            13,300         11.143
12-18-98         16                  18,900         10.526
12-25-98         15 7/8              19,100         10.444

01-01-99         16 1/8              28,800         10.609
01-08-99         16                  21,000         10.526
01-15-99         16                  24,100         10.526
01-22-99         15 5/8 L            32,500         10.280
01-29-99         16                  44,900         10.526


QUARTERLY INFORMATION (UNAUDITED)

                                                                                 Net income(a)          Common stock
                                                                                   per share            market price
DOLLARS IN THOUSANDS,    Net      Gross     Operating   Pretax        Net     -------------------   -------------------  Dividends
EXCEPT PER-SHARE DATA   sales     profit      income    income       income    Basic     Diluted       High       Low    per share
                      ============================================================================================================
FISCAL 1999
1ST QUARTER .......   $ 32,162   $  5,420   $  1,606   $  1,601    $  1,024   $   0.21   $   0.21   $  22.75   $  19.25   $   0.15
2ND QUARTER .......     36,208      6,033      2,383      2,341       1,502       0.31       0.31      20.38      19.00       0.15
3RD QUARTER .......     44,787      7,041      3,197      3,202       2,053       0.44       0.44      19.38      15.63       0.16
4TH QUARTER .......     39,641      6,321      2,487      2,505       1,603       0.34       0.34      18.00      15.25       0.16
                      ---------------------------------------------------------------------------                         --------
TOTAL YEAR ........   $152,798   $ 24,815   $  9,673   $  9,649    $  6,182   $   1.30   $   1.30   $  22.75   $  15.25   $   0.62
                      ===========================================================================                         ========
FISCAL 1998
1st quarter .......   $ 35,666   $  6,827   $  3,288   $  3,334    $  2,134   $   0.44   $   0.44   $  24.00   $  21.75   $   0.13
2nd quarter .......     34,075      6,075      2,407      2,476       1,602       0.33       0.33      24.50      22.38       0.13
3rd quarter .......     41,321      6,113      2,505      2,548       1,641       0.34       0.33      25.75      22.50       0.15
4th quarter .......     38,557      5,914      2,362      4,182(b)    2,685       0.56       0.55      23.75      19.63       0.15
                      ---------------------------------------------------------------------------                         --------
Total year ........   $149,619   $ 24,929   $ 10,562   $ 12,540    $  8,062   $   1.66   $   1.65   $  25.75   $  19.63   $   0.56
                      ===========================================================================                         ========
FISCAL 1997
1st quarter .......   $ 30,875   $  6,086   $  2,826   $  2,797    $  1,808   $   0.38   $   0.38   $  18.75   $  16.00   $   0.12
2nd quarter .......     31,270      5,398      2,215      2,191       1,409       0.30       0.30      22.00      16.00       0.12
3rd quarter .......     38,943      7,055      3,598      3,571       2,303       0.49       0.48      22.75      18.25       0.13
4th quarter .......     38,353      6,748      3,332      3,356       2,168       0.45       0.45      23.50      20.88       0.13
                      ---------------------------------------------------------------------------                         --------
Total year ........   $139,441   $ 25,287   $ 11,971   $ 11,915    $  7,688   $   1.62   $   1.61   $  23.50   $  16.00   $   0.50
                      ===========================================================================                         ========

(a) NET INCOME PER SHARE IS COMPUTED DISCRETELY BY QUARTER AND MAY NOT ADD TO THE FULL-YEAR.

(b) INCLUDES THE $1.8 MILLION GAIN ON SALE OF AN INVESTMENT IN AN
    AFFILIATE (SEE NOTE FIVE).


PULLING TOGETHER, PUSHING PERFORMANCE PAGE 24

CONSOLIDATED BALANCE SHEETS

                                                                            As of January 31
                                                                      -----------------------------
DOLLARS IN THOUSANDS                                                    1999       1998      1997
ASSETS                                                                =============================
CURRENT ASSETS
    Cash and cash equivalents ....................................    $ 5,335    $ 2,850    $ 3,439
    Accounts and note receivable, net ............................     27,399     26,973     25,637
    Inventories, net .............................................     25,978     25,816     25,125
    Deferred income taxes ........................................      1,732      1,686      2,064
    Prepaid expenses and other current assets ....................        417        506        431
                                                                      -----------------------------
        Total current assets .....................................     60,861     57,831     56,696

Property, plant and equipment, net ...............................     19,563     19,817     18,142
Note receivable, less current portion ............................                 1,259
Other assets, net ................................................      3,250      3,683      5,824
                                                                      -----------------------------
        Total assets .............................................    $83,674    $82,590    $80,662
                                                                      =============================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Current portion of long-term debt ............................    $ 1,060    $ 1,765    $ 1,366
    Accounts payable .............................................      5,993      7,480      7,849
    Accrued liabilities ..........................................      9,245      9,327     10,197
    Customer advances ............................................        494        803        604
                                                                      -----------------------------
        Total current liabilities ................................     16,792     19,375     20,016

Long-term debt, less current portion .............................      4,572      1,128      3,181
Deferred income taxes ............................................         17        524        736

Commitments and contingencies

Stockholders' equity .............................................     62,293     61,563     56,729
                                                                      -----------------------------
    Common shares
    Authorized-100,000,000
    Outstanding-1999: 4,694,086: 1998: 4,824,429; 1997: 4,835,558
    Total liabilities and stockholders' equity ...................    $83,674    $82,590    $80,662
                                                                      =============================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


PULLING TOGETHER, PUSHING PERFORMANCE PAGE 25

CONSOLIDATED STATEMENTS OF INCOME

                                                 For the years ended January 31
                                              -------------------------------------
DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA       1999         1998          1997
                                              =====================================
Net sales .............................       $ 152,798     $ 149,619     $ 139,441
Cost of goods sold ....................         127,983       124,690       114,154
                                              -------------------------------------
    Gross profit ......................          24,815        24,929        25,287

Operating expenses
    Selling ...........................           8,502         8,149         7,211
    Administrative ....................           6,640         6,218         6,105
                                              -------------------------------------
        Operating income ..............           9,673        10,562        11,971

Interest expense ......................            (474)         (323)         (310)
Gain on sale of investment of affiliate                         1,794
Other income, net .....................             450           507           254
                                              -------------------------------------
        Income before income taxes ....           9,649        12,540        11,915

Income taxes ..........................           3,467         4,478         4,227
                                              -------------------------------------
        Net income ....................       $   6,182     $   8,062     $   7,688
                                              =====================================

Net income per common share:
   -basic .............................       $    1.30     $    1.66     $    1.62
                                              =====================================
   -diluted ...........................       $    1.30     $    1.65     $    1.61
                                              =====================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


PULLING TOGETHER, PUSHING PERFORMANCE PAGE 26

CONSOLIDATED STATEMENTS OF STOCKHOLDERS'
EQUITY AND COMPREHENSIVE INCOME

                                                       $1 Par                    Treasury stock
                                                       common     Paid-in     ---------------------      Retained
DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA             stock     capital     Shares        At cost      earnings       Total
                                                      ========================================================================
Balance January 31, 1996..........................    $ 5,068     $   536    (352,403)     $ (2,910)     $ 46,457      $49,151
Net and comprehensive income......................                                                          7,688        7,688
Cash dividends ($.50 per share)...................                                                         (2,367)      (2,367)
Shares issued for acquisition.....................         94       1,956                                                2,050
Purchase and retirement of stock..................        (30)       (624)                                                (654)
Employees' stock options exercised................         56         618                                                  674
Tax benefit from exercise
    of stock options..............................                    187                                                  187
                                                      ------------------------------------------------------------------------
Balance January 31, 1997..........................      5,188       2,673    (352,403)       (2,910)       51,778       56,729
Net and comprehensive income......................                                                          8,062        8,062
Cash dividends ($.56 per share)...................                                                         (2,709)      (2,709)
Purchase of stock for treasury....................                            (34,000)         (713)                      (713)
Purchase and retirement of stock..................        (33)       (771)                                                (804)
Employees' stock options exercised................         56         742                                                  798
Tax benefit from exercise
    of stock options..............................                    200                                                  200
                                                      ------------------------------------------------------------------------
Balance January 31, 1998..........................      5,211       2,844    (386,403)       (3,623)       57,131       61,563
Net and comprehensive income......................                                                          6,182        6,182
Cash dividends ($.62 per share)...................                                                         (2,944)      (2,944)
Purchase of stock for treasury....................                           (135,000)       (2,608)                    (2,608)
Purchase and retirement of stock..................        (53)       (982)                                              (1,035)
Employees' stock options exercised................         57       1,078                                                1,135
                                                      ------------------------------------------------------------------------
BALANCE JANUARY 31, 1999..........................    $ 5,215     $ 2,940    (521,403)     $ (6,231)     $ 60,369      $62,293
                                                      ========================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


PULLING TOGETHER, PUSHING PERFORMANCE PAGE 27

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          For the years ended January 31
                                                                                         --------------------------------
DOLLARS IN THOUSANDS                                                                       1999       1998         1997
                                                                                         ================================
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income ......................................................................    $ 6,182     $ 8,062     $ 7,688
    Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization ...............................................      5,133       5,137       4,566
        Provision for losses on accounts receivable .................................        135         193          88
        Deferred income taxes .......................................................       (553)        166        (514)
        Equity in earnings of affiliate, net of dividends ...........................                   (204)         (6)
        Gain on sale of investment of affiliate .....................................                 (1,794)
        Interest earned on note receivable ..........................................       (203)        (10)
        Change in operating assets and liabilities, net of
            effects from acquisition of a business ..................................     (2,299)     (2,254)     (4,808)
    Other operating activities, net .................................................        (69)        (22)         74
                                                                                         --------------------------------
    Net cash provided by operating activities .......................................      8,326       9,274       7,088

CASH FLOWS FROM INVESTING ACTIVITIES
    Capital expenditures ............................................................     (4,606)     (6,541)     (4,009)
    Proceeds on installment sale of investment ......................................      1,250       1,300
    Acquisition of a business .......................................................                             (1,105)
    Other investing activities, net .................................................        229         262          24
                                                                                         --------------------------------
    Net cash used in investing activities ...........................................     (3,127)     (4,979)     (5,090)

CASH FLOWS FROM FINANCING ACTIVITIES
    Issuance of short-term debt .....................................................      4,000       2,000
    Payment of short-term debt ......................................................     (4,000)     (2,000)
    Retire debt of acquired business ................................................                               (890)
    Long-term debt principal payments ...............................................     (2,262)     (1,656)       (813)
    Proceeds from issuance of long-term debt ........................................      5,000                   1,500
    Net proceeds from exercise of stock options .....................................        100         194         207
    Dividends paid ..................................................................     (2,944)     (2,709)     (2,367)
    Purchase of treasury stock ......................................................     (2,608)       (713)
                                                                                         --------------------------------
    Net cash used in financing activities ...........................................     (2,714)     (4,884)     (2,363)
                                                                                         --------------------------------
Net increase (decrease) in cash and cash equivalents ................................      2,485        (589)       (365)

Cash and cash equivalents at beginning of year ......................................      2,850       3,439       3,804
                                                                                         --------------------------------
Cash and cash equivalents at end of year ............................................    $ 5,335     $ 2,850     $ 3,439
                                                                                         ================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

PULLING TOGETHER, PUSHING PERFORMANCE  PAGE 28

NOTES TO FINANCIAL STATEMENTS

NOTE ONE
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

CASH AND CASH EQUIVALENTS
The company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalent balances are principally concentrated in a money market fund with Norwest Bank Minnesota, N.A.

INVENTORY VALUATION
Inventories are stated at the lower of cost or market with cost determined on the first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost and is depreciated over the estimated useful life of the asset using accelerated methods. The estimated useful lives used for computing depreciation are as follows:

Buildings and improvements..................................  7 to 39 years
Machinery and equipment.....................................  3 to 7 years

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

RESEARCH AND DEVELOPMENT
Research and development expenditures of $608,000 in fiscal 1999, $660,000 in fiscal 1998, and $678,000 in fiscal 1997 were charged to cost of goods sold in the year incurred.

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


PULLING TOGETHER, PUSHING PERFORMANCE  PAGE 29

NOTES TO FINANCIAL STATEMENTS

NOTE TWO
SELECTED BALANCE SHEET INFORMATION

Following are the components of selected balance sheet items:

                                                       As of January 31
                                              ----------------------------------
DOLLARS IN THOUSANDS                            1999         1998         1997
                                              ==================================
Accounts and note receivable, net:
    Trade accounts .......................    $ 26,336     $ 26,113     $ 25,977
    Current portion of note receivable ...       1,463        1,250
    Allowance for doubtful accounts ......        (400)        (390)        (340)
                                              ----------------------------------
        Total ............................    $ 27,399     $ 26,973     $ 25,637
                                              ==================================

Inventories, net:
    Finished goods .......................    $  4,055     $  4,133     $  4,275
    In process ...........................       3,662        3,882        4,574
    Materials ............................      18,261       17,801       16,276
                                              ----------------------------------
        Total ............................    $ 25,978     $ 25,816     $ 25,125
                                              ==================================

Property, plant, and equipment, net:
    Land .................................    $  1,265     $  1,265     $  1,185
    Building and improvements ............      15,429       14,742       13,988
    Machinery and equipment ..............      40,582       37,798       33,142
                                              ----------------------------------
    Property, plant and equipment, at cost      57,276       53,805       48,315
    Accumulated depreciation .............     (37,713)     (33,988)     (30,173)
                                              ----------------------------------
        Total ............................    $ 19,563     $ 19,817     $ 18,142
                                              ==================================

Other assets, net:
    Intangible assets, net of amortization    $  3,097     $  3,447     $  3,732
    Investment in affiliate ..............                                 1,802
    Other non-current assets .............         153          236          290
                                              ----------------------------------
        Total ............................    $  3,250     $  3,683     $  5,824
                                              ==================================

Accrued liabilities:
    Profit sharing and 401(k) contribution    $    973     $  1,255     $  1,654
    Vacation .............................       1,979        1,941        1,786
    Salaries and wages ...................       2,573        2,407        2,514
    Insurance obligations ................       1,921        2,247        2,070
    Other ................................       1,799        1,477        2,173
                                              ----------------------------------
        Total ............................    $  9,245     $  9,327     $ 10,197
                                              ==================================


PULLING TOGETHER, PUSHING PERFORMANCE PAGE 30

NOTE THREE
SUPPLEMENTAL CASH FLOW INFORMATION

                                                                 For the years ended January 31
                                                              -------------------------------------
DOLLARS IN THOUSANDS                                             1999         1998          1997
                                                              =====================================
Changes in operating assets and liabilities:
    Accounts receivable.....................................  $   (348)     $   (279)     $ (8,112)
    Inventories.............................................      (162)         (727)         (393)
    Prepaid expenses and other current assets...............        89           (76)           53
    Accounts payable........................................    (1,487)         (369)        2,450
    Accrued liabilities.....................................       (82)       (1,003)        1,588
    Customer advances.......................................      (309)          200          (394)
                                                              -------------------------------------
                                                              $ (2,299)     $ (2,254)     $ (4,808)
                                                              =====================================

Cash paid during the year for:
    Interest................................................  $    450      $    335      $    309
    Income taxes............................................     4,276         4,227         4,201

NOTE FOUR
ACQUISITION

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

The acquisition was accounted for as a purchase. The cost in excess of net tangible and intangible assets acquired resulted in goodwill of $2.7 million. The consolidated statements of income include the results of operations of this business subsequent to the acquisition date.

NOTE FIVE
SALE OF INVESTMENT IN AFFILIATE

In January 1998, the company sold its 50% equity investment in a corporation engaged in the manufacture of injection-molded plastic products for $3.8 million and recognized a pre-tax gain of $1.8 million. The company had accounted for this investment using the equity method. Under the Stock Redemption Agreement, the company received cash of $1.3 million in fiscal 1998 and an 8.5% interest bearing note for the remaining $2.5 million. This note receivable was payable to the company in two installments. The first installment of principal only was received in fiscal 1999 and the balance, including interest, is due in fiscal 2000.

NOTE SIX
BUSINESS SEGMENTS AND MAJOR CUSTOMER INFORMATION

The company's three segments (Electronics, Plastics, and Sewn Products) were defined by their common technologies and production processes. These segments are consistent with the company's management reporting structure as required by Statement of Financial Accounting Standards 131 adopted by the company at the end of fiscal 1999. The company's customers (distributors or original equipment manufactures) provide opportunities for each segment to serve various markets. Distribution methods are similar across and within segments. No customer accounted for more than 10% of consolidated sales or accounts receivable in any fiscal year presented. Segment and product sales by market information is presented on pages 12 and 13 of the annual report.


PULLING TOGETHER, PUSHING PERFORMANCE PAGE 31

NOTES TO FINANCIAL STATEMENTS

NOTE SEVEN
QUARTERLY INFORMATION (UNAUDITED)

The company's quarterly information is presented on page 24.

NOTE EIGHT
FINANCING ARRANGEMENTS

Long-term debt consisted of the following:

                                                                       As of January 31
                                                                -------------------------------
DOLLARS IN THOUSANDS                                              1999       1998        1997
                                                                ===============================
Norwest bank notes payable in installments
    through 2003 with interest fixed at 7.25% ..............    $ 5,500     $ 2,560     $ 3,620
Contracts, notes and mortgages payable in installments
    through FY 2003 with interest ranging from 7.0% to 14.0%         55         212         762
Industrial revenue bonds payable in installments
    through 2001 with interest at 83% of the prime rate ....         77         121         165
                                                                -------------------------------
        Total long-term debt ...............................      5,632       2,893       4,547
        Current portion ....................................     (1,060)     (1,765)     (1,366)
                                                                -------------------------------
        Long-term debt, less current portion ...............    $ 4,572     $ 1,128     $ 3,181
                                                                ===============================

Certain long-term debt is collateralized by land, buildings and equipment having an aggregate net book value at January 31, 1999 of $948,000. Norwest Bank South Dakota N.A. provides the company's unsecured notes payable and unsecured line of credit. One member of the company's board of directors is also on the board of directors of Wells Fargo & Co., the parent company of Norwest Bank South Dakota N.A.

The company believes the fair market value of its long-term debt approximates its carrying value. Long-term debt will be repaid as follows: $1.1 million in fiscal 2000, $1.5 million in fiscal 2001 and approximately $1 million per year thereafter.

The company has a $5.0 million line of credit available as of January 31, 1999; no borrowings were outstanding as of that date. Borrowings on this line bear interest as of January 31, 1999, 1998 and 1997 at 7.25%, 8.5% and 8.25%,
respectively. In fiscal 1997, there were no borrowings under the credit line. The weighted average interest rates under short-term credit lines in fiscal 1999 and 1998 were 8.4% and 8.5%, respectively.

The company leases certain transportation and other equipment and facilities under operating leases. Total rent expense under these leases were $1.0 million, $802,000 and $445,000 in fiscal 1999, 1998 and 1997, respectively.

NOTE NINE
SHARE PURCHASE RIGHTS PLAN

The company had a Share Purchase Rights Plan which expired in March 1999.


PULLING TOGETHER, PUSHING PERFORMANCE PAGE 32

NOTE TEN
STOCK OPTIONS

Officers and key employees of the company have been granted options to purchase stock under the 1990 Stock Option Plan ("Plan"). The Plan, administered by the Board of Directors, allows for a fixed cash bonus when options are exercised and may grant either incentive or non-qualified stock options with terms not to exceed ten years. There are 86,842 shares of the Company's common stock reserved for issue under the Plan at January 31, 1999. Options have been granted with exercise prices not less than market value at the date of grant. These stock options vest over a four-year period and expire after five years. Compensation expense related to the cash bonus was $387,000, $383,000 and $343,000 in fiscal 1999, 1998 and 1997 respectively.

In accordance with Statement of Financial Accounting Standards No. 123, the company has elected to continue to use the intrinsic value method to recognize compensation expense for stock options. If compensation expense had been recognized in accordance with the fair value method, the company's net income and net income per share would have been:

                                                             For the years ended January 31
                                     ---------------------------------------------------------------------------
                                               1999                     1998                     1997
                                     ---------------------------------------------------------------------------
                                     As Reported   Pro Forma   As reported   Pro forma   As reported   Pro forma
                                     ===========================================================================
Net income (in thousands)..........    $ 6,182      $ 6,055      $ 8,062      $ 7,904      $ 7,688      $ 7,573
Net income per share:
   -basic..........................    $  1.30      $  1.27      $  1.66      $  1.63      $  1.62      $  1.60
   -diluted........................    $  1.30      $  1.26      $  1.65      $  1.61      $  1.61      $  1.59

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: Dividend yield of 2.5-4.0%; expected volatility of 23-25%; risk-free interest rate of 4.5-5.9%; and expected lives of 4.5 years. The fair value of each option granted, including the cash bonus, was $5.29, $7.98 and $8.75 in fiscal 1999, 1998 and 1997, respectively.

Information regarding option activity follows:

                                                             For the years ended January 31
                                        -----------------------------------------------------------------------
                                                1999                     1998                    1997
                                        -----------------------------------------------------------------------
                                                     Weighted                 Weighted                 Weighted
                                                      average                  average                  average
                                                     exercise                 exercise                 exercise
                                        Options        price     Options        price     Options       price
                                        =======================================================================
Outstanding at beginning of year...     298,500     $   19.47    287,750     $   18.35    280,292     $   16.50
Granted ...........................      46,400         15.88     68,900         20.00     65,100         21.00
Exercised .........................     (57,185)        19.85    (55,650)        14.32    (55,642)        12.11
Forfeited .........................     (11,515)        19.64     (2,500)        19.30     (2,000)        18.51
                                        -------                  -------                  -------
Outstanding at end of year ........     276,200         18.79    298,500         19.47    287,750         18.35
                                        =======                  =======                  =======

Options exercisable at year-end...      138,100     $   18.94    138,775     $   19.14    135,400     $   17.05

The following table contains information about stock options outstanding at January 31, 1999:

                        Remaining
      Exercise         contractual         Number            Number
        price         life (years)       outstanding       exercisable
      ================================================================
       $ 18.25            0.75             51,400            51,400
         17.87            1.75             54,300            40,725
         21.00            2.75             59,300            29,650
         20.00            3.75             65,300            16,325
         15.88            4.75             45,900                --
                                          -------           -------
                                          276,200           138,100
                                          =======           =======


PULLING TOGETHER, PUSHING PERFORMANCE PAGE 33

NOTES TO FINANCIAL STATEMENTS

NOTE ELEVEN
EMPLOYEE RETIREMENT PLANS

The company has a profit sharing and 401(k) plan covering substantially all employees. Contributions to the profit sharing plan, not to exceed 15% of total eligible compensation, are made by Raven and each subsidiary, at the discretion of each entity's Board of Directors. The company's contributions to the 401(k) plan, initiated on January 1, 1999, are 3% of qualified payroll. The company's contribution to the plans was $973,000, $1,255,000 and $1,654,000, for fiscal 1999, 1998 and 1997, respectively.

NOTE TWELVE
INCOME TAXES

Significant components of the company's income tax provision are as follows:

                                                  For the years ended January 31
                                                  -----------------------------
DOLLARS IN THOUSANDS                                 1999      1998       1997
                                                   ============================

Income taxes
    Currently payable ...........................  $ 4,020    $4,312    $ 4,741
    Deferred ....................................     (553)      166       (514)
                                                   ----------------------------
        Total ...................................  $ 3,467    $4,478    $ 4,227
                                                   ============================

Significant components of the company's deferred tax assets and liabilities are as follows:

                                                          As of January 31
                                                   -----------------------------
DOLLARS IN THOUSANDS                                 1999        1998      1997
                                                   =============================

Current deferred tax assets (liabilities):
    Accounts receivable .........................  $    27     $  (137)   $  119
    Installment sale of investment in affiliate..     (436)       (365)
    Inventory valuation .........................      395         335       256
    Accrued vacation ............................      522         513       478
    Insurance obligations .......................      629         779       718
    Other accrued liabilities ...................      595         561       493
                                                   -----------------------------
        Total ...................................    1,732       1,686     2,064
                                                   -----------------------------

Non-current deferred tax liabilities:
    Installment sale of investment in affiliate..                  510
    Carrying value of investment in affiliate ...                            626
    Depreciation ................................       17          14        76
    Safe-harbor lease ...........................                             34
                                                   -----------------------------
        Total ...................................       17         524       736
                                                   -----------------------------
Net deferred tax asset ..........................  $ 1,715     $ 1,162    $1,328
                                                   =============================

The company's effective tax rate was 35.9%, 35.7% and 35.5%, in fiscal 1999, 1998 and 1997, respectively. The tax rate varies from the statutory rate of 35% due primarily to the effect of state income taxes and non-deductible expenses, partially offset by the impact of graduated income tax rates.


PULLING TOGETHER, PUSHING PERFORMANCE PAGE 34

NOTE THIRTEEN
NET INCOME PER SHARE COMPUTATION

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

                                                              For the years ended January 31
                                                           --------------------------------------
DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA                   1999          1998          1997
                                                           ======================================
Net Income ............................................    $    6,182    $    8,062    $    7,688
                                                           ======================================
Average common shares outstanding .....................     4,751,367     4,842,622     4,738,511
                                                           ======================================
Dilutive impact of stock options ......................         5,496        48,778        36,649
                                                           --------------------------------------
Average common and common equivalent shares outstanding     4,756,863     4,891,400     4,775,160
                                                           ======================================
Net income per share:
   -basic .............................................    $     1.30    $     1.66    $     1.62
                                                           ======================================
   -diluted ...........................................    $     1.30    $     1.65    $     1.61
                                                           ======================================


PULLING TOGETHER, PUSHING PERFORMANCE PAGE 35

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF RAVEN INDUSTRIES, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of Raven Industries, Inc. as of January 31, 1999, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Raven Industries, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP


March 11, 1999
Minneapolis, Minnesota


PULLING TOGETHER, PUSHING PERFORMANCE PAGE 36

CORPORATE & INVESTOR INFORMATION

DIRECTORS & OFFICERS

DIRECTORS

CONRAD J. HOIGAARD (2,3)  CHAIRMAN OF THE BOARD, Raven Industries, Inc.;
                          CHAIRMAN OF THE BOARD, Hoigaard's Inc., Minneapolis, MN; Age: 62

DAVID A. CHRISTENSEN (3)  PRESIDENT & CHIEF EXECUTIVE OFFICER, Raven Industries,
                          Inc., Sioux Falls; SD, Age: 64

ANTHONY W. BOUR (1)       BROKER ASSOCIATE, COMMERCIAL REAL ESTATE, Hegg
                          Companies, Sioux Falls, SD; Age: 61

THOMAS S. EVERIST (1)     PRESIDENT, L.G. Everist, Sioux Falls, SD; Age: 49

MARK E. GRIFFIN (2)       PRESIDENT & CHIEF EXECUTIVE OFFICER, Lewis Drugs,
                          Inc., Sioux Falls, SD; Age: 48

KEVIN T. KIRBY (1)        PRESIDENT, KIRBY INVESTMENT CORP., Sioux Falls, SD;
                          Age: 44

JOHN C. SKOGLUND (2,3)    CHAIRMAN, Skoglund Communications, Duluth, MN; Age:66

           Audit Committee(1)  Compensation Committee(2)  Executive Committee(3)


OFFICERS

DAVID A. CHRISTENSEN     PRESIDENT & CHIEF EXECUTIVE OFFICER, Age: 64, Service:
                         36 years

GARY L. CONRADI          VICE PRESIDENT, CORPORATE SERVICES; Age: 59, Service:
                         32 years

THOMAS IACARELLA         VICE PRESIDENT, FINANCE, SECRETARY & TREASURER;
                         Age: 45, Service: 7 years

RONALD M. MOQUIST        EXECUTIVE VICE PRESIDENT; Age: 53, Service: 23 years


INVESTOR INFORMATION

INDEPENDENT ACCOUNTANTS
PRICEWATERHOUSECOOPERS LLP
Minneapolis, MN

STOCK TRANSFER AGENT & REGISTRAR
NORWEST BANK, MINNESOTA N.A.
161 N. Concord Exchange
P. O. Box 64854
S. St. Paul, MN 55164-0854

NORWEST TRUST COMPANY
New York, NY

FORM 10-K
Upon written request, Raven Industries, Inc.'s Form 10-K for the fiscal year ended January 31, 1999, which has been filed with the Securities and Exchange Commission, is available free of charge.

DIRECT INQUIRIES TO:
RAVEN INDUSTRIES, INC.
Attention: Vice President, Finance
P. O. Box 5107
Sioux Falls, SD 57117-5107

STOCK QUOTATIONS
Listed on the Nasdaq Stock Market--RAVN

ANNUAL MEETING
May 26, 1999, 9:00 a.m.
Sheraton Sioux Falls
1211 N. West Avenue
Sioux Falls, SD

Raven Industries, Inc. is an Equal Employment Opportunity Employer with an approved affirmative action plan.


REPORT DESIGNED BY GRAPHIC CONCEPTS UNLIMITED, OKEMOS, MICHIGAN

PULLING TOGETHER, PUSHING PERFORMANCE PAGE 37