Form 10-K, Exhibit 13
period 2000-01-31
RAVEN INDUSTRIES INC
filed 2000-04-28
CIK 82166

EXHIBIT 13


BUSINESS SEGMENTS                                       RAVEN 2000 ANNUAL REPORT

                                                                For the years ended January 31
                                         --------------------------------------------------------------------------
DOLLARS IN THOUSANDS                       2000           1999        1998       1997(d)     1996(d)     1995(d)
                                         --------------------------------------------------------------------------
ELECTRONICS
Sales ...............................    $ 48,930       $ 46,328    $ 45,947    $ 43,861    $ 32,962    $ 31,959
Operating income ....................       2,937          4,161       5,844       4,913       4,600       2,753(a)
Assets ..............................      27,224         25,972      25,599      23,251      19,204      16,912
Capital expenditures ................       1,496          2,084       2,005       1,089         817         579
Depreciation & amortization .........       1,548          1,446       1,345       1,298       1,099         895

PLASTICS
Sales ...............................    $ 70,699       $ 70,845    $ 68,325    $ 59,158    $ 55,281    $ 48,971
Operating income ....................       7,073(b)       4,429       1,998       4,187       3,267       3,470
Assets ..............................      25,934         33,674      34,583      33,879      26,092      25,817
Capital expenditures ................       1,988          2,151       3,869       2,540       2,973       6,394
Depreciation & amortization .........       2,923          3,160       3,248       2,682       2,418       1,849

SEWN PRODUCTS
Sales ...............................    $ 28,277       $ 35,625    $ 35,347    $ 36,422    $ 32,201    $ 40,790
Operating income ....................         567          1,083       2,720       2,871       1,694       2,913
Assets ..............................      11,378         14,547      14,157      14,990      13,934      16,384
Capital expenditures ................         155            371         667         380         396         780
Depreciation & amortization .........         413            527         544         586         725         838

CORPORATE & OTHER
Assets(c) ...........................    $  9,511       $  9,464    $  7,727    $  8,542    $  8,323    $  6,523

TOTAL COMPANY
Sales ...............................    $147,906       $152,798    $149,619    $139,441    $120,444    $121,720
Operating income ....................      10,577(b)       9,673      10,562      11,971       9,561       9,136(a)
Assets ..............................      74,047         83,657      82,066      80,662      67,553      65,636
Capital expenditures ................       3,639          4,606       6,541       4,009       4,186       7,753
Depreciation & amortization .........       4,884          5,133       5,137       4,566       4,242       3,582
-------------------------------------------------------------------------------------------------------------------

(a) INCLUDES A $1.8 MILLION PRETAX CHARGE AT THE COMPANY'S BETA RAVEN
    SUBSIDIARY.
(b) INCLUDES A $1.2 MILLION PRETAX GAIN ON THE SALE OF THE COMPANY'S GLASSTITE'S BUSINESS (SEE NOTE 4).
(c) CORPORATE & OTHER ASSETS ARE PRINCIPALLY CASH, INVESTMENTS, DEFERRED TAXES AND NOTES RECEIVABLE.
(d) AMOUNTS FOR 1997, 1996 AND 1995 ARE UNAUDITED.

PRODUCT LINES BY BUSINESS SEGMENT:

ELECTRONICS: Contract electronics manufacturing, Flow controls precision-farming, Feedmill and bakery automation

PLASTICS: Sheeting, Storage/sprayer tanks, Research balloons, Pickup-truck toppers (sold)

SEWN PRODUCTS: Performance outerwear, Sport balloons, Inflatables

SALES BY MARKET (UNAUDITED)                             RAVEN 2000 ANNUAL REPORT

                                                                 For the years ended January 31
                                                                --------------------------------
DOLLARS IN THOUSANDS                                              2000        1999        1998
                                                                --------------------------------
INDUSTRIAL
Plastic sheeting ...........................................    $ 12,279    $ 12,736    $ 11,647
Industrial tanks ...........................................       9,165       9,632      12,405
Electronics ................................................      27,186      20,189      18,765
Research balloons ..........................................       5,021       3,873       3,150
Inflatables ................................................       2,925       3,319       3,085
                                                                --------------------------------
                                                                $ 56,576    $ 49,749    $ 49,052

RECREATION
Performance outerwear ......................................    $ 23,286    $ 30,202    $ 29,803
Sport balloons .............................................       2,066       2,104       2,459
                                                                --------------------------------
                                                                $ 25,352    $ 32,306    $ 32,262

AGRICULTURE
Flow controls precision-farming ............................    $ 13,520    $ 15,311    $ 16,852
Feedmill automation ........................................       5,234       6,059       5,128
Storage/sprayer tanks ......................................       9,055       9,740       9,869
Plastic sheeting ...........................................       1,852       1,730       1,251
                                                                --------------------------------
                                                                $ 29,661    $ 32,840    $ 33,100

CONSTRUCTION
Plastic sheeting ...........................................    $ 15,670    $ 13,141    $ 11,396

DEFENSE
Electronics ................................................    $  2,990    $  4,769    $  5,202

AUTOMOTIVE
Pickup-truck toppers .......................................    $ 17,657    $ 19,993    $ 18,607

TOTAL COMPANY SALES
Industrial .................................................    $ 56,576    $ 49,749    $ 49,052
Recreation .................................................      25,352      32,306      32,262
Agriculture ................................................      29,661      32,840      33,100
Construction ...............................................      15,670      13,141      11,396
Defense ....................................................       2,990       4,769       5,202
                                                                --------------------------------
Total sales of ongoing operations ..........................     130,249     132,805     131,012
Automotive (sold)(a) .......................................      17,657      19,993      18,607
                                                                --------------------------------
Total ......................................................    $147,906    $152,798    $149,619
                                                                ================================
------------------------------------------------------------------------------------------------

(a) DURING THE THIRD QUARTER OF FISCAL 2000, THE COMPANY SOLD ITS GLASSTITE BUSINESS (SEE NOTE 4).

ELEVEN-YEAR FINANCIAL SUMMARY

                                                                            For the years ended January 31,
                                                                       -----------------------------------------
DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA                              2000            1999          1998
                                                                       -----------------------------------------
OPERATIONS FOR YEAR
Net sales
  Ongoing operations ..............................................    $130,249        $132,805      $131,012
  Automotive operations(d) ........................................      17,657          19,993        18,607
    Total .........................................................     147,906         152,798       149,619
Gross profit ......................................................      24,524          24,815        24,929
Operating income
  Ongoing operations ..............................................       8,215           8,851        10,266
  Automotive operations(d) ........................................       2,362             822           296
    Total .........................................................      10,577(a)        9,673        10,562
Income before income taxes ........................................      10,503(a)        9,649        12,540(b)
Net income ........................................................    $  6,762(a)     $  6,182      $  8,062(b)
Net income % of sales .............................................         4.6%            4.0%          5.4%
Net income % of beginning equity ..................................        10.9%           10.0%         14.2%
Cash dividends ....................................................    $  2,895        $  2,944      $  2,709
FINANCIAL POSITION
Current assets ....................................................    $ 55,371        $ 60,279      $ 57,285
Current liabilities ...............................................      14,702          15,128        17,816
Working capital ...................................................    $ 40,669        $ 45,151      $ 39,469
Current ratio .....................................................        3.77            3.98          3.22
Property, plant and equipment .....................................    $ 15,068        $ 19,563      $ 19,817
Total assets ......................................................      74,047          83,657        82,066
Long-term debt ....................................................       3,024           4,572         1,128
Shareholders' equity ..............................................    $ 54,519        $ 62,293      $ 61,563
Long-term debt / total capitalization .............................         5.3%            6.8%          1.8%
Inventory turnover (CGS / year-end inventory) .....................         5.0             4.9           4.8
CASH FLOWS PROVIDED BY (USED IN)
Operating activities ..............................................    $ 10,375        $  8,326      $  9,274
Investing activities ..............................................       6,323          (3,127)       (4,979)
Financing activities ..............................................     (16,326)         (2,714)       (4,884)
Increase (decrease) in cash .......................................         372           2,485          (589)
COMMON STOCK DATA
Net income per share -- basic .....................................    $   1.55        $   1.30      $   1.66
Net income per share -- diluted ...................................        1.55            1.30          1.65
Cash dividends per share ..........................................        0.66            0.62          0.56
Book value per share ..............................................       13.92           13.27         12.76
Stock price range during year
  High ............................................................    $  18.25        $  22.75      $  25.75
  Low .............................................................    $  13.50        $  15.25      $  19.63
Shares outstanding, year-end (in thousands) .......................       3,916           4,694         4,824
Number of shareholders, year-end ..................................       2,749           3,014         3,221
OTHER DATA
EBITDA ............................................................    $ 15,461        $ 14,806      $ 15,699
EBITDA % of sales .................................................        10.5%            9.7%         10.5%
Average number of employees .......................................       1,320           1,445         1,511
Sales per employee ................................................    $    112        $    106      $     99
Backlog ...........................................................    $ 44,935        $ 47,431      $ 47,154
--------------------------------------------------------------------------------------------------------------

ALL PER SHARE, SHARES OUTSTANDING AND MARKET PRICE DATA REFLECT THE OCTOBER 1992 THREE-FOR-TWO AND THE JULY 1989 TWO-FOR-ONE STOCK SPLITS. ALL OTHER FIGURES ARE AS REPORTED. EBITDA IS DETERMINED AS OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION.

(a) INCLUDES A $1.2 MILLION PRETAX GAIN ($764,000 NET OF TAX) ON THE SALE OF ASSETS OF THE COMPANY'S GLASSTITE SUBSIDIARY (SEE NOTE 4).

(b) INCLUDES A $1.8 MILLION PRETAX GAIN($1.2 MILLION NET OF TAX) ON SALE OF AN INVESTMENT IN AN AFFILIATE (SEE NOTE 4).

(c) INCLUDES A $1.8 MILLION PRETAX CHARGE ($1.2 MILLION NET OF TAX) AT THE COMPANY'S BETA RAVEN SUBSIDIARY.

(d) DURING THE THIRD QUARTER OF FISCAL 2000, THE COMPANY SOLD ITS GLASSTITE BUSINESS. IN ADDITION DURING FISCAL YEAR 1996, THE COMPANY SOLD ITS ASTORIA BUSINESS.

                                                        RAVEN 2000 ANNUAL REPORT

                                       For the years ended January 31,
-------------------------------------------------------------------------------------------------------------
  1997          1996          1995            1994          1993          1992          1991          1990
-------------------------------------------------------------------------------------------------------------


$121,784      $104,654      $105,802        $108,751      $101,614      $ 93,113      $ 76,799      $ 81,291
  17,657        15,790        15,918          12,717         9,600         7,496         8,703         9,682
 139,441       120,444       121,720         121,468       111,214       100,609        85,502        90,973
  25,287        22,660        23,968          23,574        21,048        19,109        17,685        18,177

  11,330         9,523         7,953(c)        9,480         8,586         8,106         7,686         8,455
     641            38         1,183             960           560            32          (375)         (994)
  11,971         9,561         9,136(c)       10,440         9,146         8,138         7,311         7,461
  11,915         9,566         9,372(c)       10,638         9,182         8,067         7,071         6,831
$  7,688      $  6,197      $  6,088(c)     $  6,954      $  6,030      $  5,306      $  4,605      $  4,235
     5.5%          5.1%          5.0%            5.7%          5.4%          5.3%          5.4%          4.7%
    15.6%         13.6%         14.8%           19.6%         19.7%         20.2%         20.2%         19.7%
$  2,367      $  2,130      $  1,843        $  1,545      $  1,316      $  1,165      $  1,014      $    849

$ 56,696      $ 45,695      $ 43,795        $ 45,037      $ 42,476      $ 34,798      $ 33,900      $ 30,570
  20,016        14,771        15,078          16,088        15,253        11,284        12,147        11,247
$ 36,680      $ 30,924      $ 28,717        $ 28,949      $ 27,223      $ 23,514      $ 21,753      $ 19,323
    2.83          3.09          2.90            2.80          2.78          3.08          2.79          2.72
$ 18,142      $ 18,069      $ 18,570        $ 13,371      $ 10,457      $  9,947      $  8,368      $  7,163
  80,662        67,553        65,636          60,597        54,813        46,528        44,103        39,547
   3,181         2,816         4,179           2,539         3,224         3,676         4,679         4,966
$ 56,729      $ 49,151      $ 45,526        $ 41,100      $ 35,530      $ 30,601      $ 26,236      $ 22,802
     5.3%          5.4%          8.4%            5.8%          8.3%         10.7%         15.1%         17.5%
     4.5           4.1           4.4             4.4           3.8           4.2           3.4           4.1

$  7,088      $  9,687      $  7,452        $ 11,257      $  3,475      $  7,489      $  5,583      $  2,404
  (5,090)       (4,158)      (10,000)         (5,908)       (3,107)       (3,886)       (3,113)       (1,308)
  (2,363)       (4,029)          406          (2,042)       (1,659)       (2,518)       (2,071)       (1,875)
    (365)        1,500        (2,142)          3,307        (1,291)        1,085           399          (779)

$   1.62      $   1.31      $   1.29        $   1.48      $   1.30      $   1.15      $   1.00      $   0.90
    1.61          1.30          1.27            1.45          1.27          1.13          0.98          0.87
    0.50          0.45          0.39            0.33          0.28          0.25          0.22          0.18
   11.73         10.42          9.62            8.76          7.60          6.63          5.77          5.01

$  23.50      $  20.75      $  24.50        $  23.50      $  21.50      $  15.83      $   9.75      $  10.00
$  16.00      $  15.50      $  18.00        $  18.00      $  13.83      $   8.00      $   6.42      $   5.33
   4,836         4,716         4,735           4,694         4,676         4,629         4,559         4,554
   3,011         3,190         3,031           3,173         3,147         2,775         2,526         1,898

$ 16,537      $ 13,803      $ 12,718        $ 13,337      $ 11,809      $ 10,675      $  9,580      $ 10,238
    11.9%         11.5%         10.4%           11.0%         10.6%         10.6%         11.2%         11.3%
   1,387         1,368         1,414           1,435         1,316         1,252         1,141         1,234
$    101      $     88      $     86        $     85      $     85      $     80      $     75      $     74
$ 38,102      $ 32,539      $ 29,661        $ 36,403      $ 49,033      $ 48,200      $ 53,587      $ 42,078
-------------------------------------------------------------------------------------------------------------

FINANCIAL REVIEW AND ANALYSIS


RESULTS OF OPERATIONS: MARGIN ANALYSIS

The following table presents comparative financial performance for the past three years:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                         For the years ended January 31
                                         ------------------------------------------------------------------------------------------
                                                       2000                           1999                           1998
                                         ------------------------------------------------------------------------------------------
                                                        %        %                     %         %                    %         %
IN THOUSANDS, EXCEPT PER-SHARE DATA       Amount      Sales    Change     Amount     Sales     Change    Amount     Sales    Change
                                         ------------------------------------------------------------------------------------------
Net sales ...........................    $147,906     100.0     -3.2    $152,798     100.0      +2.1    $149,619    100.0     +7.3
Gross profit ........................      24,524      16.6     -1.2      24,815      16.2      -0.5      24,929     16.7     -1.4
Operating expenses ..................      15,133      10.2     -0.1      15,142       9.9      +5.4      14,367      9.6     +7.9
Gain on Glasstite sale ..............       1,186       0.8
Operating income ....................      10,577       7.2     +9.3       9,673       6.3      -8.4      10,562      7.1    -11.8
Income before income taxes ..........      10,503       7.1     +8.9       9,649       6.3     -23.1      12,540      8.4     +5.2
Income taxes ........................       3,741       2.5     +7.9       3,467       2.3     -22.6       4,478      3.0     +5.9
Net income ..........................    $  6,762       4.6     +9.4    $  6,182       4.0     -23.3    $  8,062      5.4     +4.9

Net income per share
  --diluted .........................    $   1.55              +19.2    $   1.30               -21.2    $   1.65              +2.5

Effective income tax rate ...........        35.6%              -0.8        35.9%               +0.6        35.7%             +0.9
-----------------------------------------------------------------------------------------------------------------------------------

The company sold its Glasstite pickup-truck operation in the third quarter of fiscal 2000. The following table presents ongoing business information excluding Glasstite results:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                 For the years ended January 31
                             ------------------------------------------------------------------------------------------------------
                                                     2000                                                 1999
                             ------------------------------------------------------------------------------------------------------
                                                         Ongoing Businesses                                   Ongoing Businesses
                                                     --------------------------                           -------------------------
                                As       Glasstite                %        %         As       Glasstite                %        %
IN THOUSANDS                 Reported     Related     Amount    Sales    Change   Reported     Related     Amount    Sales   Change
                             ------------------------------------------------------------------------------------------------------
Net sales ................   $147,906    $ 17,657    $130,249   100.0     -1.9    $152,798    $ 19,993    $132,805   100.0    +1.4
Gross profit .............     24,524       1,921      22,603    17.4     -1.1      24,815       1,957      22,858    17.2    -3.2
Operating expenses .......     15,133         745      14,388    11.0     +2.7      15,142       1,135      14,007    10.5    +5.0
Gain on Glasstite sale ...      1,186       1,186
Operating income .........   $ 10,577    $  2,362    $  8,215     6.3     -7.2    $  9,673    $    822    $  8,851     6.7   -13.4
-----------------------------------------------------------------------------------------------------------------------------------

PERFORMANCE

Sales in fiscal 2000 were $147.9 million. Net income was $6.8 million or $1.55 per share on a diluted basis. Fiscal 1999 net income was $6.2 million or $1.30 per share on a diluted basis. Fiscal 2000 showed a 19% increase in earnings per share on $4.9 million fewer sales dollars. Results include a $1.2 million pretax gain on the sale of the assets of the company's Glasstite subsidiary. Excluding the sale of Glasstite and its sales and earnings as set forth above, sales totaled $130.2 million compared to adjusted fiscal 1999 sales of $132.8 million. Adjusted operating income for fiscal 2000 was $8.2 million, compared to operating income of $8.9 million in fiscal 1999. Fiscal 2000 included an $800,000 pretax inventory change related to third-quarter actions by the new managers of Raven operating units who were repositioning certain elements of the company's business. The company took two important steps toward repositioning its business during fiscal 2000. These were the disposing of a non-strategic business and reducing its underperforming assets.

                                                        RAVEN 2000 ANNUAL REPORT


         For the fourth quarter of fiscal 2000, unusually warm weather affected outerwear apparel sales while a continuing recession in agriculture and the loss of sales from Glasstite operations caused 21 percent lower sales and a 22 percent drop in net income. Earnings per diluted share for the final quarter was down 9 percent to 31 cents from 34 cents for the previous year.

         The company is divesting itself of assets that do not provide a strong return, and management is focusing its core businesses on improved profitability. In fiscal 2000, the company's return was 10.9 % on beginning stockholders' equity and 4.6% on sales. The company also increased its book value by 4.9 % on a per share basis, repurchased 780,604 shares of its common stock for a total cost of $11.9 million, paid record dividends, and con-tinued to invest in its ongoing business. For fiscal 2000 the company's long-term debt to total capitalization ratio was 5.3%.

------------------------------------------------------------------------------------------------------------
                                                    2000      1999      1998      1997      1996      1995
                                                 -----------------------------------------------------------
Net income as % of
  Sales ....................................        4.6%      4.0%      5.4%      5.5%      5.1%      5.0%
  Average assets ...........................        8.6%      7.4%      9.9%     10.4%      9.3%      9.6%
  Beginning equity .........................       10.9%     10.0%     14.2%     15.6%     13.6%     14.8%
------------------------------------------------------------------------------------------------------------

SEGMENT ANALYSIS

The following table summarizes sales and gross profits in the company's three business segments for each of the past three fiscal years:

-------------------------------------------------------------------------------------------------------------
                                                2000                     1999                   1998
-------------------------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS                     amount      % change    amount      % change    amount      % change
                                        ---------------------------------------------------------------------
SALES
Electronics ........................    $ 48,930        +5.6    $ 46,328        +0.8    $ 45,947        +4.8
Plastics ...........................      70,699        -0.2      70,845        +3.7      68,325       +15.5
Sewn Products ......................      28,277       -20.6      35,625        +0.8      35,347        -3.0
                                        --------                --------                --------
Total ..............................    $147,906        -3.2    $152,798        +2.1    $149,619        +7.3
                                        ========                ========                ========
-------------------------------------------------------------------------------------------------------------
                                                2000                     1999                   1998
-------------------------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS                     amount      % sales     amount      % sales     amount       % sales
                                        ---------------------------------------------------------------------
GROSS PROFIT
Electronics ........................    $  7,836        16.0    $  8,657        18.7    $ 10,083        21.9
Plastics ...........................      12,996        18.4      11,600        16.4       8,791        12.9
Sewn Products ......................       3,692        13.1       4,558        12.8       6,055        17.1
                                        --------                --------                --------
Total ..............................    $ 24,524        16.6    $ 24,815        16.2    $ 24,929        16.7
                                        ========                ========                ========
-------------------------------------------------------------------------------------------------------------

ELECTRONICS SEGMENT

FISCAL 2000 VERSUS FISCAL 1999
Sales for this segment were up $2.6 million when compared to fiscal 1999, reaching $48.9 million in fiscal 2000. Deliveries in contract manufacturing from the Electronic Systems Division were up $5.3 million for fiscal 2000, ending the year at $24.1 million. Fiscal 2000 sales of Beta Raven's feedmill systems and subcontract assemblies were $11.3 million, down from the $12.2 million for fiscal 1999. Sales of precision-farming control devices declined by $1.8 million to $13.5 million. The persistent poor farm economy continues to affect sales in both of these product lines. The fiscal 2000 gross margin on feedmill automation systems was about even with last year.

FINANCIAL REVIEW AND ANALYSIS


Gross margin rates on precision farming control devices in fiscal 2000 were up from fiscal 1999. Cost-control measures worked in the face of declining sales. Contract manufacturing gross margins declined due to the number of new modules in its product mix resulting in startup costs and lower yield rates. The results also reflect the impact of a third-quarter $300,000 inventory charge described above. Operating income for the segment was $2.9 million, down from $4.2 million in fiscal 1999.

FISCAL 1999 VERSUS FISCAL 1998
Sales for this segment were up slightly when compared to fiscal 1998, reaching $46.3 million in fiscal 1999. Due to increased market share, fiscal 1999 sales of Beta Raven feedmill systems and subcontract assemblies rose to $12.2 million, up from $10.1 million in fiscal 1998. Sales of precision-farming control devices declined by $1.5 million to $15.3 million. The primary agricultural markets were hard hit by a poor farm economy. Contract manufacturing deliveries ended the year at $18.8 million, down $200,000 from fiscal 1998. Customer delays in the delivery of certain contracts kept this product line from exceeding fiscal 1998 sales figures. Operating income for the segment was $4.2 million, down from $5.8 million in fiscal 1998. Gross margin rates on precision-farming control devices in fiscal 1999 were down from fiscal 1998. This resulted from lower volumes and a poor performance in the precision depth-control product line. Contract manufacturing margins were affected by delivery delays, and new contract startup costs. Feedmill automation systems generated higher gross margin rates in fiscal 1999 than in fiscal 1998, due to better utilization of resources resulting from increased sales volume.

PROSPECTS
Continued expansion of contract electronics manufacturing is expected to lead to sales growth of 10% or more in fiscal 2001. The agricultural market remains weak, and sales growth of precision-farming devices will depend upon improved commodity prices. A concerted effort to improve yield rates on the manufacturing processes and to lower startup costs associated with new customers is expected to lead to improved gross profit rates in the Electronics segment.

                               ELECTRONICS SEGMENT

                   SALES                      GROSS PROFITS
                   DOLLARS IN MILLIONS        DOLLARS IN MILLIONS

                   [BAR CHART]                [BAR CHART]

                   98 - 45.947                98 - 10.083

                   99 - 46.328                99 -  8.657

                   00 - 48.930                00 -  7.836

PLASTICS SEGMENT

FISCAL 2000 VERSUS FISCAL 1999
Sales in this segment were down slightly from $70.8 million in fiscal 1999 to $70.7 million in fiscal 2000. The engineered films product line sales were $34.8 million, an increase of $3.3 million over the $31.5 million in fiscal 1999. The plastic storage tank product line sales were $18.2 million, $1.2 million below the $19.4 million generated in fiscal 1999. The continuing weak agricultural and semiconductor markets had a negative effect on the product line sales. The assets of the company's Glasstite subsidiary were sold in the third quarter. The $1.2 million gain generated from this sale is included in this segment's operating income which totaled $7.1 million. During the fourth quarter of fiscal 2000 the company revised estimates of costs to be incurred related to the sale, increasing operating income by $220,000. For fiscal 2000, excluding the sale of Glasstite and its associated sales and earnings, this segment would have had sales of $53.0 million with an operating income of $4.7 million. Making the same adjustment for fiscal 1999 would result in $50.9 million in sales and $3.6 million in operating income. The gross margin for the plastic storage tank product line was adversely affected by a third-quarter $250,000 inventory charge due to the new operating manager repositioning the business. A strong performance in the engineered films product line, through increased market share and favorable material costs, contributed to the performance of the Plastics segment.

                                PLASTICS SEGMENT

                   SALES                      GROSS PROFITS
                   DOLLARS IN MILLIONS        DOLLARS IN MILLIONS

                   [BAR CHART]                [BAR CHART]

                   98 - 68.325                98 -  8.791

                   99 - 70.845                99 - 11.600

                   00 - 70.699                00 - 12.996

                                                        RAVEN 2000 ANNUAL REPORT


FISCAL 1999 VERSUS FISCAL 1998
Sales in the Plastics segment rose from $68.3 million in fiscal 1998 to $70.8 million in fiscal 1999. The engineered films product line generated a $4.0 million increase in sales over the fiscal 1998's $27.5 million. Included in fiscal 1999 sales was $2.5 million of construction film shipped to various storm-devastated areas. Plastic storage tank sales of $19.4 million were $3.1 million below fiscal 1998. The primary factor responsible for the reduction in sales was a weak semiconductor market that affected the dual-laminate tank product line. Sales in the pickup-truck topper product line increased by over 7% due primarily to higher unit deliveries. Even though sales of agricultural tanks held steady, gross margins were down due to the poor farm economy. This, in conjunction with low volume in dual-laminate tanks, accounted for lower gross margins on plastics storage tanks. Overall, the Plastics segment generated gross margins of 16.4% compared to 12.9% for fiscal 1998. This increase was due to strong performances in the company's engineered films and pickup-truck topper operations as a result of better utilization of capacity due to increased sales volume.

PROSPECTS
The Plastics segment sales will decrease in fiscal 2001 due to the Glasstite subsidiary sale. Of the product lines remaining, it is management's expectation that sales will increase less than 10% in fiscal 2001. Engineered films and plastic storage tank product lines are expected to show a sales increase due to an increased market share, with the majority of the increase expected in the plastic storage tank product line. Management expects lower gross margins on the engineered films product line due to higher resin prices. The plastic storage tank product line's gross margin rates are expected to increase in fiscal 2001 due to better utilization of labor and equipment in the dual-laminate product line.

SEWN PRODUCTS SEGMENT

FISCAL 2000 VERSUS FISCAL 1999
Sales of $28.3 million for the Sewn Products segment were down $7.3 million compared to $35.6 million for fiscal 1999. Performance outerwear sales decreased from $30.2 million in fiscal 1999 to $23.3 million in fiscal 2000, a difference of $6.9 million. The decrease in sales of performance outerwear was due primarily to the loss of sales to foreign competition. The sales for the hot-air balloon and inflatable display product lines decreased $432,000 to $5.0 million due to lower customer demand. Gross profit rates for the Sewn Products segment increased slightly due to cost controls in the performance outerwear product line. In fiscal 2000 the operating income for the Sewn Products segment was $567,000 compared to $1.1 million for fiscal 1999. This result reflects a third-quarter $250,000 inventory charge due to the new operating manager repositioning the business.

                             SEWN PRODUCTS SEGMENT

                   SALES                      GROSS PROFITS
                   DOLLARS IN MILLIONS        DOLLARS IN MILLIONS

                   [BAR CHART]                [BAR CHART]

                   98 - 35.347                98 - 6.055

                   99 - 35.625                99 - 4.558

                   00 - 28.277                00 - 3.692

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

PROSPECTS
Management is projecting a further sales decline of less than 10% in the Sewn Products segment for fiscal 2001. Competitive pressures in the performance outerwear product line should account for most of this decline. This

FINANCIAL REVIEW AND ANALYSIS


pressure is evidenced by a significant portion of the performance outerwear business moving offshore in fiscal 2000. Management expects to push for higher gross margin business and improve plant utilization in fiscal 2001. The new management in performance outerwear has sold its proprietary skiwear line to reduce inventory, lower accounts receivable levels, and improve cash return on investment. The hot-air balloon and inflatable display product lines are projected to show a sales increase due to increased customer demand.

EXPENSES, INCOME TAXES, AND OTHER

FISCAL 2000 VERSUS FISCAL 1999
Selling expense decreased by 7% in fiscal 2000 when compared with fiscal 1999 levels, due primarily to lower sales for the product lines which pay commissions. Administration expense was up 9%, due primarily to higher bad debt expense, costs associated with restructuring and higher benefit costs. Interest expense was down from fiscal 1999 by $56,000 due to lower borrowing levels. The company's effective income tax rate was essentially unchanged in fiscal 2000.

FISCAL 1999 VERSUS FISCAL 1998
Selling expenses increased by 4% in fiscal 1999 when compared with fiscal 1998 levels, basically the same rate as salary increases. Administration expense was up 7% to $6.6 million in fiscal 1999 compared to $6.2 million in fiscal 1998. Administration expense was higher due primarily to salary increases and settlement of a legal issue. Interest expense was up from 1998 by $151,000 due to higher borrowing levels. In fiscal 1999 "other income" was $450,000, which included interest income on a note related to the sale of an affiliated company in January 1998. The company's effective income tax rate did not change significantly.

PROSPECTS
For fiscal 2001 management has taken actions to hold operating expenses steady as a percentage of sales when compared to fiscal 2000. Interest expense should decline slightly as total borrowing is reduced. The company's effective income tax rate is not expected to materially change in fiscal 2001.

ANALYSIS OF FINANCIAL POSITION, LIQUIDITY, AND CAPITAL RESOURCES

The following table summarizes cash provided by (used in) the company's business activities for the past three fiscal years:

--------------------------------------------------------------------------------
DOLLARS IN THOUSANDS                               2000        1999       1998
                                                 -------------------------------
Operating activities..........................   $ 10,375    $ 8,326    $ 9,274
Investing activities..........................      6,323     (3,127)    (4,979)
Financing activities..........................    (16,326)    (2,714)    (4,884)
--------------------------------------------------------------------------------

OPERATING ACTIVITIES

The company's cash flow from operations totaled $28.0 million over the past three years, compared with net income of $21.0 million over the same period. Accounts receivable levels decreased in fiscal 2000 due to lower fourth-quarter sales, particularly to the agricultural markets. Working capital requirements are projected to decline in proportion to the lower sales volume in fiscal 2001.

                                                        RAVEN 2000 ANNUAL REPORT

INVESTING ACTIVITIES

In October 1999, the company sold the assets of its Glasstite subsidiary, receiving $8.7 million of cash. In December 1999, the company received the final payment of $1.2 million from the sale of its investment in an affiliated company. Capital expenditures totaled $3.6 million in fiscal 2000, $967,000 less than the prior year. Capital expenditures in fiscal 2000 ran $1.2 million less than depreciation and amortization. Expenditures, which were in support of expected growth, were divided between the Electronics segment at $1.5 million and the Plastics segment at $2.0 million. Capital spending is expected to exceed depreciation and amortization by at least $1.0 million in fiscal 2001. This is mainly in support of expected expansion in the engineered films product line.

FINANCING ACTIVITIES AND CREDIT LINES

The company increased its dividend on a per share basis for the thirteenth consecutive year. Cash was also used to repurchase 780,604 shares of company stock at an average price of $15.22. As of January 31, 2000, the company could repurchase an additional 209,591 shares of its common stock under the November 1999, 500,000 share authorization from the Board of Directors. Shares were repurchased to return additional cash to the shareholders and increase the leverage of the company's balance sheet. The company may repurchase additional shares, depending on its own internal cash requirements. The Board of Directors authorized an additional 500,000 share repurchase in March 2000.

         The company uses its short-term line of credit to finance its seasonal borrowing needs. Maximum borrowing under the company's line of credit was $5.0 million during fiscal 2000 and the average daily borrowing was $721,000. Short-term borrowing required for fiscal 2001 should be kept at a minimum because of the company's opening cash balance and reduced seasonal working capital requirements in its Sewn Products segment. The skiwear business, now sold, required extended dating of accounts receivable for products shipped in the summer months. Management believes its existing credit facility and cash provided by operations will be sufficient to fund its requirements in the coming fiscal year.

CAPITAL STRUCTURE AND LONG-TERM FINANCING

The company's long-term debt to total capitalization ratio was 5.3% at January 31, 2000. Refer to Note 7 to the consolidated financial statements for the types and sources of long term debt. The company required no additional long term financing during fiscal 2000. The terms of the long-term loan secured in fiscal 1999 call for repayment over five years at $1.0 million per year ending in 2003. Interest is at a fixed 7.25%, payable quarterly, during the life of the loan.

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

STOCK AND QUARTERLY PERFORMANCE

WEEKLY CLOSING STOCK PRICE, VOLUME & P/E

               [PLOT POINTS CHART]

            CLOSING
DATE         PRICE              VOLUME           P/E
02/05/99    15 7/8              17,800           12.21
02/12/99    15 1/4               6,700           11.73
02/19/99    14 3/4              37,100           11.35
02/26/99    14 5/8              21,100           11.25

03/05/99    14 3/4              21,100           11.35
03/12/99    14 1/4              25,300           10.96
03/19/99    14 1/8              39,300           10.86
03/26/99    14                  21,600           10.76

04/02/99    13 11/16            64,500           10.52
04/09/99    14                  55,700           10.76
04/16/99    14 1/8              63,800           10.86
04/23/99    14                  93,600           10.00
04/30/99    14                  77,800           10.00

05/07/99    14 5/8              50,700           10.44
05/14/99    15 1/2              34,400           11.07
05/21/99    15 3/4              25,700           11.25
05/28/99    15 15/16            20,300           11.38

06/04/99    15 3/4              20,300           11.25
06/11/99    16                  20,400           11.43
06/18/99    16 1/16             14,900           11.47
06/25/99    16                  34,300           11.43

07/02/99    16 1/4              13,400           11.60
07/09/99    17 7/8              11,000           12.77
07/16/99    17                  24,200           12.14
07/23/99    16 5/8              10,880           11.15
07/30/99    16 5/8              15,500           11.15

08/06/99    16 1/4              12,000           10.90
09/13/99    16 5/8              17,600           11.15
08/20/99    17                  38,900           11.40
08/27/99    17 5/8              58,400           11.82

09/03/99    17 13/16            78,400           11.95
09/10/99    17                  78,400           11.40
09/17/99    16 5/16             29,300           10.94
09/24/99    15 3/4              34,300           10.57

10/01/99     14 6/16            35,000           10.57
10/08/99     14 1/16            50,900            9.43
10/15/99     13 1/2             17,200            9.06
10/22/99     14 9/16            38,000            9.39
10/29/99     15 1/2             39,700           10.00

11/05/99     15 1/2            359,600            9.83
11/12/99     15 1/4             32,000            9.83
11/19/99     15 1/8             25,600            9.75
11/26/99     14 1/4             35,300            9.19

12/03/99     14 5/8             47,500            9.43
12/10/99     14 5/8             38,800            9.43
12/17/99     14 5/8             38,800            9.43
12/24/99     14 5/8             42,600            9.43
12/31/99     14 3/4             29,500            9.51

01/07/00     14 1/2             26,400            9.51
01/14/00     14 5/32             9,800            9.35
01/21/00     14 1/4                800            9.35
01/28/00     14 3/8              7,900            9.37

QUARTERLY INFORMATION (UNAUDITED)


                                                                                      Net income          Common stock
DOLLARS IN THOUSANDS,    Net       Gross    Operating    Pretax         Net          per-share(a)         market price    Dividends
EXCEPT PER-SHARE DATA   Sales      Profit    Income      Income       Income      Basic      Diluted     High       Low   Per Share
                       ------------------------------------------------------------------------------------------------------------
FISCAL 2000
FIRST QUARTER .....    $ 34,495   $ 6,011    $ 2,258     $ 2,252      $ 1,439     $  0.31    $  0.31   $ 16.50    $ 13.50   $  0.16
SECOND QUARTER ....      36,965     6,588      2,803       2,842        1,816        0.40       0.40     18.25      13.88      0.16
THIRD QUARTER .....      44,971     6,485      3,589(b)    3,527(b)     2,254(b)     0.52       0.52     18.00      13.50      0.17
FOURTH QUARTER ....      31,475     5,440      1,927(b)    1,882(b)     1,253(b)     0.31       0.31     16.00      13.63      0.17
                       ------------------------------------------------------------------------------------------------------------
TOTAL YEAR ........    $147,906   $24,524    $10,577     $10,503      $ 6,762     $  1.55    $  1.55   $ 18.25    $ 13.50   $  0.66
                       ============================================================================================================

FISCAL 1999
First Quarter .....    $ 32,162   $ 5,420    $ 1,606     $ 1,601      $ 1,024     $  0.21    $  0.21   $ 22.75    $ 19.25   $  0.15
Second Quarter ....      36,208     6,033      2,383       2,341        1,502        0.31       0.31     20.38      19.00      0.15
Third Quarter .....      44,787     7,041      3,197       3,202        2,053        0.44       0.44     19.38      15.63      0.16
Fourth Quarter ....      39,641     6,321      2,487       2,505        1,603        0.34       0.34     18.00      15.25      0.16
                       ------------------------------------------------------------------------------------------------------------
Total Year ........    $152,798   $24,815    $ 9,673     $ 9,649      $ 6,182     $  1.30    $  1.30   $ 22.75    $ 15.25   $  0.62
                       ============================================================================================================

FISCAL 1998
First Quarter .....    $ 35,666   $ 6,827    $ 3,288     $ 3,334      $ 2,134     $  0.44    $  0.44   $ 24.00    $ 21.75   $  0.13
Second Quarter ....      34,075     6,075      2,407       2,476        1,602        0.33       0.33     24.50      22.38      0.13
Third Quarter .....      41,321     6,113      2,505       2,548        1,641        0.34       0.33     25.75      22.50      0.15
Fourth Quarter ....      38,557     5,914      2,362       4,182(c)     2,685(c)     0.55       0.55     23.75      19.63      0.15
                       ------------------------------------------------------------------------------------------------------------
Total Year ........    $149,619   $24,929    $10,562     $12,540      $ 8,062     $  1.66    $  1.65   $ 25.75    $ 19.63   $  0.56
                       ============================================================================================================
----------------------------------------------------------------------------------------------------------------------------------

(a) NET INCOME PER SHARE IS COMPUTED DISCRETELY BY QUARTER AND MAY NOT ADD TO THE FULL YEAR.

(b) INCLUDES A $966,000 THIRD QUARTER PRETAX GAIN ($619,000 NET OF TAX) AND A $220,000 FOURTH QUARTER PRETAX GAIN ($142,000 NET OF TAX) ON THE SALE OF THE COMPANY'S GLASSTITE BUSINESS (SEE NOTE 4).

(c) INCLUDES A $1.8 MILLION PRETAX GAIN ($1.2 MILLION NET OF TAX) ON SALE OF AN INVESTMENT IN AN AFFILIATE (SEE NOTE 4).

CONSOLIDATED BALANCE SHEET                              RAVEN 2000 ANNUAL REPORT

                                                                                      As of January 31
                                                                                -----------------------------
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA                                      2000        1999       1998
                                                                                -----------------------------
ASSETS
Current assets
  Cash and cash equivalents ................................................    $ 5,707    $ 5,335    $ 2,850
  Accounts and note receivable, net ........................................     22,717     27,399     26,973
  Inventories, net .........................................................     24,462     25,978     25,816
  Deferred income taxes ....................................................      1,919      1,150      1,140
  Prepaid expenses and other current assets ................................        566        417        506
                                                                                -----------------------------
      Total current assets .................................................     55,371     60,279     57,285
Property, plant and equipment, net .........................................     15,068     19,563     19,817
Note receivable, less current portion ......................................                            1,259
Other assets, net ..........................................................      3,608      3,815      3,705
                                                                                -----------------------------
      Total assets .........................................................    $74,047    $83,657    $82,066
                                                                                =============================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt ........................................    $ 1,044    $ 1,060    $ 1,765
  Accounts payable .........................................................      5,320      5,993      7,480
  Accrued liabilities ......................................................      7,721      7,581      7,768
  Customer advances ........................................................        617        494        803
                                                                                -----------------------------
      Total current liabilities ............................................     14,702     15,128     17,816
Long-term debt, less current portion .......................................      3,024      4,572      1,128
Other liabilities, primarily compensation and benefits .....................      1,802      1,664      1,559

Commitments and contingencies

Stockholders' equity .......................................................     54,519     62,293     61,563
                                                                                -----------------------------
  Common shares, par value $1.00
    Authorized--100,000,000
    Outstanding--2000: 3,916,107; 1999: 4,694,086; 1998: 4,824,429
      Total liabilities and stockholders' equity ...........................    $74,047    $83,657    $82,066
                                                                                =============================
-------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENT OF INCOME

                                                                                As of January 31
                                                                      -------------------------------------
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA                              2000          1999         1998
                                                                      -------------------------------------
Net sales ........................................................    $ 147,906     $ 152,798     $ 149,619
Cost of goods sold ...............................................      123,382       127,983       124,690
                                                                      -------------------------------------
  Gross profit ...................................................       24,524        24,815        24,929

Selling expenses .................................................        7,866         8,502         8,149
Administrative expenses ..........................................        7,267         6,640         6,218
Gain on sale of Glasstite ........................................       (1,186)
                                                                      -------------------------------------
  Operating income ...............................................       10,577         9,673        10,562

Interest expense .................................................         (418)         (474)         (323)
Gain on sale of investment in affiliate ..........................                                    1,794
Other income, net ................................................          344           450           507
                                                                      -------------------------------------
  Income before income taxes .....................................       10,503         9,649        12,540
Income taxes .....................................................        3,741         3,467         4,478
                                                                      -------------------------------------
  Net income .....................................................    $   6,762     $   6,182     $   8,062
                                                                      =====================================
Net income per common share:
                    -- basic .....................................    $    1.55     $    1.30     $    1.66
                                                                      =====================================
                    -- diluted ...................................    $    1.55     $    1.30     $    1.65
                                                                      =====================================
-----------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF                              RAVEN 2000 ANNUAL REPORT
STOCKHOLDERS' EQUITY AND
COMPREHENSIVE INCOME

                                                    Common      Paid-in            Treasury stock        Retained
DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA          Stock      Capital         Shares        Cost       Earnings      Total
                                                   --------------------------------------------------------------------------
Balance January 31, 1997 ......................    $  5,188     $  2,673       (352,403)    $ (2,910)    $ 51,778    $ 56,729
Net and comprehensive income ..................                                                             8,062       8,062
Cash dividends ($.56 per share) ...............                                                            (2,709)     (2,709)
Purchase of stock .............................                                 (34,000)        (713)                    (713)
Purchase and retirement of stock ..............         (33)        (771)                                                (804)
Employees' stock options exercised ............          56          742                                                  798
Tax benefit from exercise of stock options ....                      200                                                  200
                                                   --------------------------------------------------------------------------
Balance January 31, 1998 ......................       5,211        2,844       (386,403)      (3,623)      57,131      61,563

Net and comprehensive income ..................                                                             6,182       6,182
Cash dividends ($.62 per share) ...............                                                            (2,944)     (2,944)
Purchase of stock .............................                                (135,000)      (2,608)                  (2,608)
Purchase and retirement of stock ..............         (53)        (982)                                              (1,035)
Employees' stock options exercised ............          57        1,078                                                1,135
                                                   --------------------------------------------------------------------------
Balance January 31, 1999 ......................       5,215        2,940       (521,403)      (6,231)      60,369      62,293

Net and comprehensive income ..................                                                             6,762       6,762
Cash dividends ($.66 per share) ...............                                                            (2,895)     (2,895)
Purchase of stock .............................                                (780,604)     (11,881)                 (11,881)
Purchase and retirement of stock ..............          (5)         (65)                                                 (70)
Employees' stock options exercised ............           5           79                                                   84
Employee stock grant ..........................           3           35                                                   38
Stock option cash bonus forfeitures, net of tax                      188                                                  188
                                                   --------------------------------------------------------------------------
BALANCE JANUARY 31, 2000 ......................    $  5,218     $  3,177     (1,302,007)    $(18,112)    $ 64,236    $ 54,519
                                                   ==========================================================================
-----------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                       As of January 31
                                                                              ----------------------------------
DOLLARS IN THOUSANDS                                                            2000         1999         1998
                                                                              ----------------------------------
Cash flows from operating activities
  Net income .............................................................    $  6,762     $  6,182     $  8,062
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization ........................................       4,884        5,133        5,137
    Provision for losses on accounts receivable ..........................         362          135          193
    Gain on sale of Glasstite ............................................      (1,186)
    Deferred income taxes ................................................      (1,019)        (553)         166
    Equity in earnings of affiliate, net of dividends ....................                                  (204)
    Gain on sale of investment of affiliate ..............................                                (1,794)
    Change in operating assets and liabilities, net of effects from
      the sale of Glasstite ..............................................         478       (2,502)      (2,264)
    Other operating activities, net ......................................          94          (69)         (22)
                                                                              ----------------------------------
  Net cash provided by operating activities ..............................      10,375        8,326        9,274

Cash flows from investing activities
  Capital expenditures ...................................................      (3,639)      (4,606)      (6,541)
  Sale of Glasstite assets, net of cash sold of $135 .....................       8,682
  Proceeds on sale of investment in affiliate ............................       1,250        1,250        1,300
  Other investing activities, net ........................................          30          229          262
                                                                              ----------------------------------
  Net cash provided by (used in) investing activities ....................       6,323       (3,127)      (4,979)


Cash flows from financing activities
  Proceeds from borrowing under line of credit ...........................       6,000        4,000        2,000
  Repayment on borrowing under line of credit ............................      (6,000)      (4,000)      (2,000)
  Long-term debt principal payments ......................................      (1,564)      (2,262)      (1,656)
  Proceeds from issuance of long-term debt ...............................                    5,000
  Net proceeds from exercise of stock options ............................          14          100          194
  Dividends paid .........................................................      (2,895)      (2,944)      (2,709)
  Purchase of treasury stock .............................................     (11,881)      (2,608)        (713)
                                                                              ----------------------------------
  Net cash used in financing activities ..................................     (16,326)      (2,714)      (4,884)
                                                                              ----------------------------------

Net increase (decrease) in cash and cash equivalents .....................         372        2,485         (589)
Cash and cash equivalents at beginning of year ...........................       5,335        2,850        3,439
                                                                              ----------------------------------
Cash and cash equivalents at end of year .................................    $  5,707     $  5,335     $  2,850
                                                                              ==================================
----------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO FINANCIAL STATEMENTS                           RAVEN 2000 ANNUAL REPORT


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Raven Industries, Inc. ("Raven") and its wholly owned subsidiaries (the "company"), Aerostar International, Inc. ("Aerostar"); Beta Raven Inc. ("Beta"); and Glasstite, Inc. (sold in October 1999)("Glasstite"). All intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of the company's financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalent balances are principally concentrated in a money market fund with Norwest Bank, Minnesota, N.A.

INVENTORY VALUATION

Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and are depre-ciated over the estimated useful lives of the assets using accelerated methods. The estimated useful lives used for computing depreciation are as follows:

Buildings and improvements......................................   7 to 39 years
Machinery and equipment.........................................   3 to 7 years

Maintenance and repairs are charged to expense in the year incurred and renewals and betterments are capitalized. The cost and related accumulated depreciation of assets sold or disposed of are removed from the accounts and the resulting gain or loss is reflected in operations.

INTANGIBLE ASSETS

Intangible assets are primarily comprised of goodwill and patents which are recorded at cost net of accumulated amortization. Amortization is computed on a straight-line basis over estimated useful lives ranging from 5 to 20 years. The company periodically assesses the recoverability of long lived and intangible assets based upon anticipated future earnings and operating cash flows.

INSURANCE OBLIGATIONS

The company employs large deductible insurance policies covering workers compensation, employee healthcare and general liability costs. Costs are accrued related to these policies based on claims filed and estimates for claims incurred but not reported.

CONTINGENCIES

The company is involved as a defendant in lawsuits, claims or disputes arising in the normal course of business. An estimated loss on these matters is charged to operations when it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated. The settlement of such claims cannot be determined at this time. Management believes that any liability resulting from these claims will be substantially mitigated by insurance coverage. Accordingly, management does not believe the ultimate outcome of these matters will be significant to its results of operations, financial position or cash flows.

RESEARCH AND DEVELOPMENT

Research and development expenditures of $636,000 in fiscal 2000, $608,000 in fiscal 1999 and $660,000 in fiscal 1998 were charged to cost of goods sold in the year incurred.

NOTES TO FINANCIAL STATEMENTS


STOCK-BASED COMPENSATION

The company records compensation expense related to its stock-based compensation plan using the intrinsic value method.

INCOME TAXES

Deferred income taxes reflect temporary differences between assets and liabilities reported on the company's balance sheet and their tax basis. These differences are measured using enacted tax laws and statutory tax rates applicable to the peri-ods when the temporary differences will impact taxable income. Deferred tax assets are reduced by a valuation allowance to reflect realizable value, when necessary. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities, adjusted for any change in deferred taxes related to the expiration of certain stock options.

REVENUE RECOGNITION

The company recognizes revenue only after shipment of a product. The company does not typically require collateral from its customers.

RECLASSIFICATION

Certain balance sheet reclassifications have been made for fiscal years 1998 and 1999 to conform to the fiscal 2000 presentation. These reclassifications had no impact on stockholders' equity or the company's results of operations.

NOTE 2. SELECTED BALANCE SHEET INFORMATION

Following are the components of selected balance sheet items:
-------------------------------------------------------------------------------
                                                      As of January 31
                                             ----------------------------------
DOLLARS IN THOUSANDS                           2000         1999         1998
                                             ----------------------------------
Accounts and note receivable, net:
  Trade accounts ..........................  $ 23,117     $ 26,336     $ 26,113
  Current portion of note and
  interest receivable .....................                  1,463        1,250
  Allowance for doubtful accounts .........      (400)        (400)        (390)
                                             ----------------------------------
                                             $ 22,717     $ 27,399     $ 26,973
                                             ==================================
Inventories, net:
  Finished goods ..........................  $  3,205     $  4,055     $  4,133
  In process ..............................     4,997        3,662        3,882
  Materials ...............................    16,260       18,261       17,801
                                             ----------------------------------
                                             $ 24,462     $ 25,978     $ 25,816
                                             ==================================
Property, plant, and equipment, net:
  Land ....................................  $  1,150     $  1,265     $  1,265
  Building and improvements ...............    12,526       15,429       14,742
  Machinery and equipment .................    35,273       40,582       37,798
  Accumulated depreciation ................   (33,881)     (37,713)     (33,988)
                                             ----------------------------------
                                             $ 15,068     $ 19,563     $ 19,817
                                             ==================================
Other assets, net:
  Intangible assets, primarily goodwill ...  $  4,415     $  4,459     $  4,441
  Accumulated amortization ................    (1,594)      (1,362)        (994)
                                             ----------------------------------
                                                2,821        3,097        3,447
  Deferred income taxes ...................       714          565           22
  Other, net ..............................        73          153          236
                                             ----------------------------------
                                             $  3,608     $  3,815     $  3,705
                                             ==================================
Accrued liabilities:
  Profit sharing and 401(k) contribution ..  $    957     $    973     $  1,255
  Vacation ................................     1,944        1,979        1,941
  Salaries and benefits ...................     1,319          909          848
  Insurance obligations ...................     2,250        1,921        2,247
  Other ...................................     1,251        1,799        1,477
                                             ----------------------------------
                                             $  7,721     $  7,581     $  7,768
                                             ==================================
-------------------------------------------------------------------------------

NOTE 3. SUPPLEMENTAL CASH FLOW INFORMATION
-------------------------------------------------------------------------------
                                               For the years ended January 31
                                             ----------------------------------
DOLLARS IN THOUSANDS                            2000        1999         1998
                                             ----------------------------------
Changes in operating assets and liabilities,
  net of effects from the sale of Glasstite:
  Accounts and interest receivable ........  $  1,070     $   (551)    $   (289)
  Inventories .............................      (236)        (162)        (727)
  Prepaid expenses and other current assets      (172)          89          (76)
  Accounts payable ........................      (375)      (1,487)        (369)
  Accrued and other liabilities ...........        68          (82)      (1,003)
  Customer advances .......................       123         (309)         200
                                             ----------------------------------
                                             $    478     $ (2,502)    $ (2,264)
                                             ==================================
Cash paid during the year for:
  Interest ................................  $    427     $    450     $    335
  Income taxes ............................     5,186        4,276        4,227
-------------------------------------------------------------------------------

NOTE 4. DIVESTITURES

In January 1998, the company sold its 50 percent equity investment in a corporation engaged in the manufacture of injection-molded plastic products for $3.8 million and

                                                        RAVEN 2000 ANNUAL REPORT


recognized a pretax gain of $1.8 million. The company had accounted for this investment using the equity method. Under the sale agreement, the company received cash of $1.3 million in fiscal 1998 and an 8.5% interest-bearing note for the remaining $2.5 million. The first installment of principal only was received in December 1998 and the balance, including interest, was received in December 1999.

During fiscal 2000, the company sold its Glasstite business, resulting in a pretax gain of $1.2 million. The company received approximately $8.7 million of cash and incurred direct costs related to the sale, primarily legal costs, of approximately $230,000. Assets sold primarily related to property, plant and equipment (approximately $3.5 million), accounts receivable (approximately $2.5 million), inventories (approximately $1.7 million) and cash (approximately $135,000). The purchaser assumed certain liabilities, primarily related to employee wages and benefits (approximately $200,000) and accounts payable (approximately $300,000). For certain receivables of Glasstite that were sold, the purchaser will pay the company when it collects such receivables and, as of January 31, 2000, the company had a receivable recorded of approximately $270,000 related to this matter. In addition, at January 31, 2000, the company had approximately $150,000 accrued for certain environmental clean-up costs related to the Glasstite facility, reflecting the company's best estimate of costs that it will incur until the environmental matter is resolved.

NOTE 5. BUSINESS SEGMENTS AND MAJOR CUSTOMER INFORMATION

The company's three reportable segments (Electronics, Plastics and Sewn Products) were defined by their common technologies, production processes and inventories. These segments are consistent with the company's management reporting structure as required by Statement of Financial Accounting Standards
(SFAS) No.131, Disclosures about Segments of an Enterprise and Related Information. The company's customers (distributors or original equipment manufacturers) provide opportunities for each segment to serve various markets. Distribution methods are similar across and within segments. No customer accounted for more than 10% of consolidated sales or receivables in any fiscal year presented. Segment and market information is presented on pages 9 and 13 of the annual report.

NOTE 6. QUARTERLY INFORMATION (UNAUDITED)

The company's quarterly information is presented on page 22.

NOTE 7. FINANCING ARRANGEMENTS

Long-term debt consisted of the following:
-------------------------------------------------------------------------------
                                                     As of January 31
                                             ----------------------------------
DOLLARS IN THOUSANDS                           2000         1999         1998
                                             ----------------------------------
Notes payable in installments through
  fiscal 2004 with interest at 7.25% ...     $  4,000     $  5,500     $  2,560
Other long term debt ...................           68          132          333
                                             ----------------------------------
  Total long-term debt .................        4,068        5,632        2,893
  Current portion ......................       (1,044)      (1,060)      (1,765)
                                             ----------------------------------
                                             $  3,024     $  4,572     $  1,128
                                             ==================================
-------------------------------------------------------------------------------

Certain long-term debt is collateralized by land, buildings and equipment having an aggregate net book value at January 31, 2000, of $750,000. Norwest Bank South Dakota N.A. provides the company's uncollateralized notes payable and line of credit. One member of the company's board of directors is also on the board of directors of Wells Fargo & Co., the parent company of Norwest Bank South Dakota N.A.

The company believes the fair market value of its long-term debt approximates its carrying value based on quoted market prices for similar debt. Long-term debt at January 31, 2000, will be repaid approximately $1.0 million per year through fiscal 2004.

The company had a $5.0 million uncollaterlized line of credit available as of January 31, 2000; no borrowings were outstanding as of that date. This line of credit contains certain restrictive covenants that, among other things, require the company to maintain certain levels of net worth and working capital. Borrowings on this line bear interest as of January 31, 2000, 1999 and 1998 at 8.00%, 7.25%, and 8.50%, respectively. The weighted average interest rates for borrowing under short-term credit lines in fiscal 2000, 1999 and 1998 were 7.7%, 8.4% and 8.5%, respectively.

NOTES TO FINANCIAL STATEMENTS


The company leases certain transportation, equipment and facilities under operating leases. Total rent expense under these leases were $977,000, $1,014,000 and $802,000 in fiscal 2000, 1999 and 1998, respectively.

NOTE 8. STOCK OPTIONS

Officers and key employees of the company have been granted options to purchase stock under the company's 1990 Stock Option Plan ("Plan"). The Plan, administered by the board of directors, allows for a fixed cash bonus when options are exercised and may grant either incentive or non-qualified options with terms not to exceed ten years. The Plan expired by its terms in January 2000, resulting in the expiration of the remaining 109,942 shares available for grant. Options are granted with exercise prices not less than market value at the date of grant. These stock options vest over a four-year period and expire after five years. Compensation expense related to the Plan's cash bonus feature was $383,000, $387,000 and $383,000 in fiscal 2000, 1999 and 1998, respectively.
Options granted in 2000 do not include a fixed cash bonus. The board of directors approved, with adoption subject to shareholders' approval at the company's next Annual Meeting of Shareholders, the 2000 Stock Option and Compensation Plan ("2000 Plan"), in which 250,000 shares are reserved for grant. The 2000 Plan will allow the company to issue options under terms similar to the prior plan.

During fiscal 2000, certain options containing the cash bonus feature expired. Accordingly, the company reduced its accrued liabilities and associated deferred tax asset by approximately $289,000 and $101,000, respectively, and correspondingly increased additional paid-in-capital by approximately $188,000.

As allowed under the SFAS No. 123, Accounting for Stock-Based Compensation, the company has elected to continue to use the intrinsic value method to recognize compensation expense for stock-based compensation. If compensation expense had been recognized in accordance with the fair value method, the company's net income and net income per share would have been as follows:

-----------------------------------------------------------------------------------
                                        For the years ended January 31
                         ----------------------------------------------------------
                                 2000                1999               1998
                         ----------------------------------------------------------
                            as        pro        as       pro       as        pro
                         reported    forma    reported   forma   reported    forma
                         ----------------------------------------------------------
Net income
  (IN THOUSANDS) ......    $6,762    $6,744    $6,182    $6,055    $8,062    $7,904
Net income per share:
  -- basic ............    $ 1.55    $ 1.54    $ 1.30    $ 1.27    $ 1.66    $ 1.63
  -- diluted ..........    $ 1.55    $ 1.54    $ 1.30    $ 1.26    $ 1.65    $ 1.61

-----------------------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: Dividend yield of 2.5-4.8%; expected volatility of 20-25%; risk-free interest rate of 4.5-6.2%; and expected lives of 4.5 years. The weighted average grant date fair value of each option granted, including the cash bonus, was $2.23, $5.29 and $7.98 in fiscal 2000, 1999 and 1998, respectively.

Information regarding option activity follows:

----------------------------------------------------------------------------------------
                                         For the years ended January 31
                      ------------------------------------------------------------------
                                2000                  1999                   1998
                      ------------------------------------------------------------------
                                   weighted              weighted               weighted
                                    average               average                average
                                   exercise              exercise               exercise
                       options       price    options      price     options      price
----------------------------------------------------------------------------------------
Outstanding
  at beginning
  of year .........    276,200     $ 18.79    298,500     $ 19.47    287,750     $ 18.35
Granted ...........     32,900       14.25     46,400       15.88     68,900       20.00
Exercised .........     (5,000)      18.25    (57,185)      19.85    (55,650)      14.32
Forfeited .........    (56,000)      18.37    (11,515)      19.64     (2,500)      19.30
                       -------                -------                 ------
Outstanding
  at end
  of year .........    248,100       18.29    276,200       18.79    298,500       19.47
                       =======                =======                =======

Options exercisable
  at year-end .....    137,725     $ 19.17    138,100     $ 18.94    138,775     $ 19.14
----------------------------------------------------------------------------------------

The following table contains information about stock options outstanding at January 31, 2000:

---------------------------------------------------------------------------------------
                          Remaining
         Exercise        Contractual           Number              Number
           Price         Life (Years)       Outstanding         Exercisable
---------------------------------------------------------------------------------------
          $17.87             0.75              53,100              53,100
           21.00             1.75              58,100              43,575
           20.00             2.75              60,200              30,100
           15.88             3.75              43,800              10,950
           14.25             4.75              32,900                  --
                                              ---------------------------
                                              248,100             137,725
                                              ===========================
---------------------------------------------------------------------------------------

                                                        RAVEN 2000 ANNUAL REPORT


NOTE 9. EMPLOYEE RETIREMENT BENEFITS

The company has a profit sharing and 401(k) plan covering substantially all employees. Profit sharing contributions, not to exceed 15% of total eligible compensation, are made by Raven and each subsidiary at the discretion of each entity's board of directors. The company's 401(k) contributions, initiated on January 1, 1999, are 3% of qualified payroll. The company's contribution expense was $889,000, $973,000 and $1,255,000 for fiscal 2000, 1999 and 1998, respectively.

In addition, the company provides postretirement medical and other benefits to officers and certain employees. The company accounts for these benefits in accordance with SFAS No. 106, Accounting for Postretirement Benefits Other Than Pensions. The accumulated benefit obligation was approximately $1.6 million at January 31, 2000. Annual expense related to these benefits is approximately $400,000.

NOTE 10. INCOME TAXES

Significant components of the company's income tax provision are as follows:

-------------------------------------------------------------------------------
                                             For the years ended January 31
                                       ----------------------------------------
DOLLARS IN THOUSANDS                     2000             1999           1998
                                       ----------------------------------------
Income taxes
  Currently payable .............      $ 4,760          $ 4,020         $ 4,312
  Deferred ......................       (1,019)             553             166
                                       ----------------------------------------
                                       $ 3,741          $ 3,467         $ 4,478
                                       ========================================
-------------------------------------------------------------------------------

Significant components of the company's deferred tax assets and liabilities are as follows:

-------------------------------------------------------------------------------
                                                    As of January 31
                                         --------------------------------------
DOLLARS IN THOUSANDS                       2000           1999           1998
                                         --------------------------------------
Current deferred tax assets
    (liabilities):
  Accounts receivable .............      $    56        $    27        $  (137)
  Installment sale of investment in
    affiliate .....................                        (436)          (365)
  Inventory valuation .............          347            395            335
  Accrued vacation ................          472            522            513
  Insurance obligations ...........          783            629            779
  Other accrued liabilities .......          261             13             15
                                         --------------------------------------
                                           1,919          1,150          1,140
                                         --------------------------------------
Non-current deferred tax assets
    (liabilities):
  Accrued compensation and benefits          631            582            546
  Depreciation and amortization ...           83            (17)           (14)
  Installment sale of investment
    in affiliate ..................                                       (510)
                                         --------------------------------------
                                             714            565             22
                                         --------------------------------------
Net deferred tax asset ............      $ 2,633        $ 1,715        $ 1,162
                                         ======================================
-------------------------------------------------------------------------------

The company's effective tax rate was 35.6%, 35.9% and 35.7% in fiscal 2000, 1999 and 1998, respectively. The tax rate varies from the statutory rate of 35% due primarily to the effect of state income taxes and non-deductible expenses, partially offset by the impact of graduated income tax rates.

NOTE 11. NET INCOME PER SHARE

Basic net income per share is computed by dividing net income by the weighted average common shares outstanding. Common shares outstanding represent common shares issued less shares purchased and held in treasury. Diluted net income per share is computed by dividing net income by the weighted average common and common equivalent shares outstanding, which includes the shares issuable upon exercise of employee stock options, net of shares assumed purchased with the option proceeds. Certain outstanding options were excluded from the diluted earnings per share calculations because their exercise prices were greater than the average market price of the company's common stock during those periods. For fiscal 2000, 212,500 options were excluded from the diluted earnings per share calculation. Details of the computation are presented below.

-------------------------------------------------------------------------------
                                             For the years ended January 31
                                        --------------------------------------
DOLLARS IN THOUSANDS, EXCEPT PER-SHARE
DATA                                       2000          1999          1998
                                        --------------------------------------
Net income .........................    $    6,762    $    6,182    $    8,062
                                        ======================================

Weighted average common
  shares outstanding ...............     4,371,505     4,751,367     4,842,622
Dilutive impact of stock options ...           542         5,496        48,778
                                        --------------------------------------
Weighted average common and common
  equivalent shares outstanding ....     4,372,047     4,756,863     4,891,400
                                        ======================================
Net income per common share:
  -- basic .........................    $     1.55    $     1.30    $     1.66
                                        ======================================
  -- diluted .......................    $     1.55    $     1.30    $     1.65
                                        ======================================
-------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF RAVEN INDUSTRIES, INC.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Raven Industries, Inc. as of January 31, 2000, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Raven Industries, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
March 11, 2000

CORPORATE & INVESTOR INFORMATION                        RAVEN 2000 ANNUAL REPORT


DIRECTORS & OFFICERS

DIRECTORS

CONRAD J. HOIGAARD(2),(3)  CHAIRMAN OF THE BOARD, Raven Industries, Inc.;
                           CHAIRMAN OF THE BOARD, Hoigaard's Inc., Minneapolis, MN; Age: 63

DAVID A. CHRISTENSEN(3)    PRESIDENT & CHIEF EXECUTIVE OFFICER, Raven
                           Industries, Inc., Sioux Falls, SD; Age: 65

ANTHONY W. BOUR(1)         PRESIDENT & CHIEF EXECUTIVE OFFICER, Showplace Wood
                           Products, Inc., Harrisburg, SD; Age: 62

THOMAS S. EVERIST(1)       PRESIDENT, L.G. Everist, Sioux Falls, SD; Age: 50

MARK E. GRIFFIN(2)         PRESIDENT & CHIEF EXECUTIVE OFFICER, Lewis Drugs,
                           Inc., Sioux Falls, SD; Age: 49

KEVIN T. KIRBY(1)          PRESIDENT, Kirby Investment Corp., Sioux Falls, SD;
                           Age 45

RONALD M. MOQUIST          EXECUTIVE VICE PRESIDENT, Raven Industries, Inc.,
                           Sioux Falls, SD; Age: 54

                           (1)Audit Committee    (2)Compensation Committee
                           (3)Executive Committee

OFFICERS

DAVID A. CHRISTENSEN       PRESIDENT & CHIEF EXECUTIVE OFFICER, Age: 65, Service
                           37 years

GARY L. CONRADI            VICE PRESIDENT, ADMINISTRATION, Age: 60, Service 33
                           years

THOMAS IACARELLA           VICE PRESIDENT, FINANCE, SECRETARY & TREASURER, Age:
                           46, Service 8 years

RONALD M. MOQUIST          EXECUTIVE VICE PRESIDENT, Age: 54, Service 24 years



INVESTOR INFORMATION

INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS LLP
Minneapolis, MN

STOCK TRANSFER AGENT & REGISTRAR

NORWEST BANK, MINNESOTA N.A.
161 N. Concord Exchange
P.O. Box 64854
S. St. Paul, MN 55164-0854
Phone: 1-800-468-9716

NORWEST TRUST COMPANY
New York, NY

FORM 10-K

Upon written request, Raven Industries, Inc.'s form 10-K for the fiscal year ended January 31, 2000, which has been filed with the Securities and Exchange Commission, is available free of charge.

DIRECT INQUIRES TO:
RAVEN INDUSTRIES, INC.
Attention: Vice President, Finance
P.O. Box 5107
Sioux Falls, SD 57117-5107

STOCK QUOTATIONS

Listed on the Nasdaq Stock Market--RAVN

ANNUAL MEETING

May 24, 2000, 9:00 a.m.
Ramkota Inn
Hwy 38 & I-29
Sioux Falls, SD

Raven Industries, Inc. is an Equal Employment Opportunity Employer with an approved affirmative action plan.

DIVIDEND REINVESTMENT PLAN

Raven Industries sponsors a Dividend Reinvestment Plan whereby shareholders can purchase additional Raven common stock without the payment of any brokerage commission or fees. For more information on how you can take advantage of this plan, contact your broker, our stock transfer agent or write: Vice President, Finance; P.O. Box 5107, Sioux Falls, SD 57117-5107