Form 10-K, Exhibit 13
period 2001-01-31
RAVEN INDUSTRIES INC
filed 2001-04-26
CIK 82166

Business Profile RAVEN	Founded in 1956, Raven today is a manufacturer with three major operating divisions and two subsidiaries. The company is divesting lower-performing assets, simplifying its product bases, and building profitability (cash return on invested capital) and shareholder value—a strategy of “Shrink, Fix, Grow.”

Operating Unit	Products	Markets	Competitive Strengths	Outlook

Divisions

Electronic Systems	• Electronics Manufacturing Services (EMS)	• Primarily Industrial OEMs in North America • Fortune 500 companies that contract their small- volume, high-mix production	• Advanced manufacturing, technology • Full-service provider, from engineering and manufac- turing to customer service • ISO 9001	• Higher margins based on better
    customer mix and productivity
    improvements

•   Substantial topline growth based
    on outsourcing trend

•   Customer emphasis on fewer
    suppliers with turnkey capabili-
ties and financial strength

Flow Controls	• Computerized control hardware and software for precision farming • GPS-based control systems • Precision application of insecticides, fertilizer and road de-icers	• Agricultural OEMs and sprayer manufacturers • Turf management equip- ment manufacturers • Departments of Transportation (DOT)	• Market leader for ag sprayer controls • Strong brand recognition • Broad technology-based product line • Distribution network with inroads into South America, Europe and Australia	• Technology-leading new products will drive growth in agriculture • Growth markets in turf, golf courses and DOT • Environmental concerns will dictate precision application of chemicals

Engineered Films	• Rugged reinforced plastic sheeting	• Manufactured housing and RVs • Temporary grain covers for agriculture • Temporary building construction enclosures • Pond lining and contain- ment for oil exploration	• Vertically integrated manu- facturing capabilities • Broad product line • Superior target marketing • High productivity and low cost structure	• Moderate growth as new capacity comes online • Price volatility for polyethylene resin

	• High-altitude research balloons	• NASA • Universities	• Sole source in US for scientific balloons • Worldwide reputation for leadership	• New commercial applications could spur growth.

Subsidiaries

Aerostar	• Hot-air sport balloons • Custom-shaped advertising inflatables • Specialized apparel and outerwear using engineered fabrics	• Recreational ballooning • Promotional and advertising markets in US including Disney and Macy's • Catalog retailers	• Market leader in sport balloons • Best technology in advertis- ing inflatables • Reputation for innovation and quality	• Growth in advertising and promotional markets for custom inflatables • Niche market for USA-made apparel where flexibility, speed and quality are important

Beta Raven	• Electronics Manufacturing Services (EMS)	• Industrial OEMs in North America	• Engineering and manufac- turing services • Fast response and high degree of flexibility • ISO 9001	• Fast-growing market • Market emphasis on turnkey suppliers with financial strength

	• Computerized process controls	• Feed mills • Pet food and food-processing plants	• Market leader	• No-growth market • Important new products

RAVEN 2001 Annual Report

Business Segments

                                                                                  For the years ended January 31
------------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands                                       2001          2000         1999       1998(f)      1997(f)       1996(f)
------------------------------------------------------------------------------------------------------------------------------------
ELECTRONIC SYSTEMS DIVISION
Sales ...............................................   $ 26,354      $ 24,077     $ 18,817      $ 19,014     $ 18,018      $ 9,022
Operating income ....................................     (1,070)(a)       728        1,582         2,730        1,733        1,336
Assets ..............................................     12,901        16,556       13,238        11,001        9,118        7,916
Capital expenditures ................................      1,363         1,122        1,177         1,548          517          513
Depreciation & amortization .........................        948           881          798           684          648          465

FLOW CONTROLS DIVISION
Sales ...............................................   $ 16,758      $ 13,520     $ 15,311      $ 16,852     $ 16,689     $ 13,467
Operating income ....................................      3,985         2,873        2,810         3,829        4,264        3,594
Assets ..............................................      9,578         7,074        8,554        10,678       10,365        8,083
Capital expenditures ................................        327           202          502           210          316          150
Depreciation & amortization .........................        353           351          329           322          284          186

ENGINEERED FILMS DIVISION
Sales ...............................................   $ 40,004      $ 35,889     $ 32,514      $ 28,322     $ 26,625     $ 24,410
Operating income ....................................      8,810         7,464        5,836         3,336        3,751        3,557
Assets ..............................................     13,031        13,472       13,174        13,484       13,099       10,357
Capital expenditures ................................        674           792          566         1,512        1,576          910
Depreciation & amortization .........................      1,033         1,075        1,136         1,140          877          740

AEROSTAR
Sales ...............................................   $ 24,559      $ 28,277     $ 35,625      $ 35,347     $ 36,422     $ 32,201
Operating income ....................................      1,583         2,092        2,724         4,300        4,543        3,358
Assets ..............................................      7,361        11,277       14,411        14,016       14,920       13,826
Capital expenditures ................................        122           117          290           519          346          338
Depreciation & amortization .........................        280           372          448           476          520          628

BETA RAVEN
Sales ...............................................    $ 8,951      $ 11,333     $ 12,200      $ 10,081      $ 9,154     $ 10,473
Operating income ....................................        117         1,644        1,910         1,383          987        1,351
Assets ..............................................      3,971         3,460        4,030         3,782        3,644        3,063
Capital expenditures ................................        221           109          284           109          170           89
Depreciation & amortization .........................        213           227          228           233          235          337

BUSINESSES SOLD AND FOR SALE
Sales ...............................................   $ 16,232      $ 37,289     $ 40,739      $ 42,552     $ 34,537     $ 32,816
Operating income(d) .................................      4,324(b)      2,442(c)       859           698        2,327        1,784
Assets ..............................................      3,292        12,304       20,317        20,902       20,669       15,538
Capital expenditures ................................        154         1,109        1,472         2,165          930        1,961
Depreciation & amortization .........................        646         1,755        1,906         2,000        1,700        1,527

CORPORATE & OTHER(e)
Operating loss ......................................   $ (7,001)     $ (6,666)    $ (6,048)     $ (5,714)    $ (5,634)    $ (5,419)
Assets ..............................................     15,522         9,904        9,933         8,203        8,847        8,770
Capital expenditures ................................        229           188          315           478          154          225
Depreciation & amortization .........................        194           223          288           282          302          359

TOTAL COMPANY
Sales ...............................................   $132,858      $150,385     $155,206      $152,168     $141,445     $122,389
Operating income ....................................     10,748(a,b)   10,577(c)     9,673        10,562       11,971        9,561
Assets ..............................................     65,656        74,047       83,657        82,066       80,662       67,553
Capital expenditures ................................      3,090         3,639        4,606         6,541        4,009        4,186
Depreciation & amortization .........................      3,667         4,884        5,133         5,137        4,566        4,242
------------------------------------------------------------------------------------------------------------------------------------

(a) Includes $1.8 million of business repositioning charges in the Electronic Systems Division and $2.6 million for the total company (See Note 4).

(b) Includes a $3.1 million pretax gain on the sale of the company's Plastic Tank Division (See Note 4).

(c) Includes a $1.2 million pretax gain on the sale of the company's Glasstite business (See Note 4).

(d) Operating income for businesses sold and for sale includes administrative expenses directly attributable to the sold business.

(e) Corporate & other — operating loss consists of administrative expenses -- assets are principally cash, investments, deferred taxes and notes receivable.

(f) Amounts for 1998, 1997 and 1996 are unaudited.

RAVEN 2001 Annual Report

Eleven-Year Financial Summary

                                                            For the years ended January 31,
                                                      -----------------------------------------
Dollars in thousands, except per-share data              2001            2000            1999
                                                      -----------------------------------------
OPERATIONS FOR YEAR
Net sales
  Ongoing operations ..............................   $ 116,626       $ 113,096       $ 114,467
  Sold operations(a) ..............................      16,232          37,289          40,739
    Total .........................................     132,858         150,385         155,206
Gross profit ......................................      21,123          24,217          24,441
Operating income
  Ongoing operations ..............................       8,998           8,685           8,814
  Nonrecurring charges, net .......................      (2,574)(b)        (550)
  Sold operations(a) ..............................       4,324(c)        2,442(d)          859
    Total .........................................      10,748(c)       10,577(d)        9,673
Income before income taxes ........................      10,924(c)       10,503(d)        9,649
Net income ........................................   $   6,411(c)    $   6,762(d)    $   6,182
Net income (% of sales) ...........................         4.8%            4.5%            4.0%
Net income (% of beginning equity) ................        11.8%           10.9%           10.0%
Cash dividends ....................................   $   2,399       $   2,895       $   2,944
FINANCIAL POSITION
Current assets ....................................   $  52,236       $  55,371       $  60,279
Current liabilities ...............................      13,935          14,702          15,128
Working capital ...................................   $  38,301       $  40,669       $  45,151
Current ratio .....................................        3.75            3.77            3.98
Property, plant and equipment .....................   $  11,647       $  15,068       $  19,563
Total assets ......................................      65,656          74,047          83,657
Long-term debt ....................................       2,013           3,024           4,572
Shareholders' equity ..............................   $  47,989       $  54,519       $  62,293
Long-term debt / total capitalization .............         4.0%            5.3%            6.8%
Inventory turnover (CGS / year-end inventory) .....         5.8             5.0             4.9
CASH FLOWS PROVIDED BY (USED IN)
Operating activities ..............................   $   9,441       $  10,375       $   8,326
Investing activities ..............................       9,752           6,323          (3,127)
Financing activities ..............................     (14,227)        (16,326)         (2,714)
Increase (decrease) in cash .......................       4,966             372           2,485
COMMON STOCK DATA
Net income per share -- basic .....................   $    1.86       $    1.55       $    1.30
Net income per share -- diluted ...................        1.86            1.55            1.30
Cash dividends per share ..........................        0.70            0.66            0.62
Book value per share ..............................       15.19           13.92           13.27
Stock price range during year
  High ............................................   $   20.86       $   18.25       $   22.75
  Low .............................................   $   11.25       $   13.50       $   15.25
Shares outstanding, year-end (in thousands) .......       3,159           3,916           4,694
Number of shareholders, year-end ..................       2,460           2,749           3,014
OTHER DATA
EBITDA ............................................   $  14,415       $  15,461       $  14,806
EBITDA (% of sales) ...............................        10.8%           10.3%            9.5%
Average number of employees .......................       1,109           1,320           1,445
Sales per employee ................................   $     120       $     114       $     107
Backlog ...........................................   $  38,239       $  44,935       $  47,431
-----------------------------------------------------------------------------------------------

All per share, shares outstanding and market price data reflect the October 1992 three-for-two stock split.

Fiscal 1991-2000 revenues and gross profits have been restated to conform to the fiscal 2001 presentation.

All other figures are as reported. EBITDA is determined as operating income plus depreciation and amortization.

(a) During the third quarter of fiscal 2001, the company sold its Plastic Tank Division. In fiscal year 2000 and 1996, the company sold its Glasstite and Astoria businesses, respectively. Sales and operating income for all periods have been adjusted to reflect these business dispositions.

(b) Represents business repositioning charges, net of gains on plant sales, primarily in the Electronic Systems Division and Aerostar (See Note 4).

                                        For the years ended January 31,
-------------------------------------------------------------------------------------------------------------
  1998(g)         1997(g)       1996(g)       1995(g)       1994(g)       1993(g)       1992(g)       1991(g)
-------------------------------------------------------------------------------------------------------------

$ 109,616       $ 106,908     $  89,573     $  93,198     $  96,843     $  90,756     $  83,891     $  66,984
   42,552          34,537        32,816        30,149        26,044        21,792        17,905        19,737
  152,168         141,445       122,389       123,347       122,887       112,548       101,796        86,721
   24,929          25,287        22,660        23,968        23,574        21,048        19,109        17,685

    9,864           9,644         7,777        10,362         7,925         6,977         6,922         6,172
                                               (1,800)(f)
      698           2,327         1,784         2,374         2,515         2,169         1,216         1,139
   10,562          11,971         9,561        10,936        10,440         9,146         8,138         7,311
   12,540(e)       11,915         9,566         9,372        10,638         9,182         8,067         7,071
$   8,062(e)    $   7,688     $   6,197     $   6,088     $   6,954     $   6,030     $   5,306     $   4,605
      5.3%            5.4%          5.1%          4.9%          5.7%          5.4%          5.2%          5.3%
     14.2%           15.6%         13.6%         14.8%         19.6%         19.7%         20.2%         20.2%
$   2,709       $   2,367     $   2,130     $   1,843     $   1,545     $   1,316     $   1,165     $   1,014

$  57,285       $  56,696     $  45,695     $  43,795     $  45,037     $  42,476     $  34,798     $  33,900
   17,816          20,016        14,771        15,078        16,088        15,253        11,284        12,147
$  39,469       $  36,680     $  30,924     $  28,717     $  28,949     $  27,223     $  23,514     $  21,753
     3.22            2.83          3.09          2.90          2.80          2.78          3.08          2.79
$  19,817       $  18,142     $  18,069     $  18,570     $  13,371     $  10,457     $   9,947     $   8,368
   82,066          80,662        67,553        65,636        60,597        54,813        46,528        44,103
    1,128           3,181         2,816         4,179         2,539         3,224         3,676         4,679
$  61,563       $  56,729     $  49,151     $  45,526     $  41,100     $  35,530     $  30,601     $  26,236
      1.8%            5.3%          5.4%          8.4%          5.8%          8.3%         10.7%         15.1%
      4.8             4.5           4.1           4.4           4.4           3.8           4.2           3.4

$   9,274       $   7,088     $   9,687     $   7,452     $  11,257     $   3,475     $   7,489     $   5,583
   (4,979)         (5,090)       (4,158)      (10,000)       (5,908)       (3,107)       (3,886)       (3,113)
   (4,884)         (2,363)       (4,029)          406        (2,042)       (1,659)       (2,518)       (2,071)
     (589)           (365)        1,500        (2,142)        3,307        (1,291)        1,085           399

$    1.66       $    1.62     $    1.31     $    1.29     $    1.48     $    1.30     $    1.15     $    1.00
     1.65            1.61          1.30          1.27          1.45          1.27          1.13          0.98
     0.56            0.50          0.45          0.39          0.33          0.28          0.25          0.22
    12.76           11.73         10.42          9.62          8.76          7.60          6.63          5.77

$   25.75       $   23.50     $   20.75     $   24.50     $   23.50     $   21.50     $   15.83     $    9.75
$   19.63       $   16.00     $   15.50     $   18.00     $   18.00     $   13.83     $    8.00     $    6.42
    4,824           4,836         4,716         4,735         4,694         4,676         4,629         4,559
    3,221           3,011         3,190         3,031         3,173         3,147         2,775         2,526

$  15,699       $  16,537     $  13,803     $  12,718     $  13,337     $  11,809     $  10,675     $   9,580
     10.3%           11.7%         11.3%         10.3%         10.9%         10.5%         10.5%         11.0%
    1,511           1,387         1,368         1,414         1,435         1,316         1,252         1,141
$     101       $     102     $      89     $      87     $      86     $      86     $      81     $      76
$  47,154       $  38,102     $  32,539     $  29,661     $  36,403     $  49,033     $  48,200     $  53,587
-------------------------------------------------------------------------------------------------------------

(c) Includes the $3.1 million pretax gain ($1.4 million net of tax) on the sale of the company's Plastic Tank Division (See Note 4).

(d) Includes the $1.2 million pretax gain ($764,000 net of tax) on the sale of assets of the company's Glasstite subsidiary (See Note 4).

(e) Includes the $1.8 million pretax gain($1.2 million net of tax) on sale of an investment in an affiliate (See Note 4).

(f) Represents business repositioning charges at the company's Beta Raven subsidiary.

(g) Amounts for these years are unaudited.

RAVEN 2001 Annual Report

Financial Review and Analysis

RESULTS OF OPERATIONS: MARGIN ANALYSIS

The following table presents comparative financial performance for the past three years:

------------------------------------------------------------------------------------------------------------------------
                                                             For the years ended January 31 (as reported)
                                               -------------------------------------------------------------------------
                                                        2001                      2000                      1999
                                               -------------------------------------------------------------------------
                                                          %       %                 %      %                 %      %
In thousands, except per-share data            Amount   Sales  Change    Amount   Sales  Change    Amount   Sales Change
------------------------------------------------------------------------------------------------------------------------

Net sales ..................................  $132,858  100.0  -11.7    $150,385  100.0   -3.1    $155,206  100.0   +2.0
Gross profit ...............................    21,123   15.9  -12.8      24,217   16.1   -0.9      24,441   15.7   -2.0
Operating expenses .........................    13,883   10.4   -6.4      14,826    9.9   +0.4      14,768    9.5   +2.8
Gain on sale of businesses and assets ......     3,508                     1,186
Operating income ...........................    10,748    8.1   +1.6      10,577    7.0   +9.3       9,673    6.2   -8.4
Income before income taxes .................    10,924    8.2   +4.0      10,503    7.0   +8.9       9,649    6.2  -23.1
Income taxes ...............................     4,513    3.4  +20.6       3,741    2.5   +7.9       3,467    2.2  -22.6
Net income .................................  $  6,411    4.8   -5.2    $  6,762    4.5   +9.4    $  6,182    4.0  -23.3
Net income per share - diluted .............  $   1.86         +20.0    $   1.55         +19.2    $   1.30         -21.2
Effective income tax rate ..................      41.3%        +16.0        35.6%         -0.9        35.9%         +0.6
------------------------------------------------------------------------------------------------------------------------

The following table presents selected financial statement data, excluding the results of businesses sold and for sale and certain nonrecurring charges:

-------------------------------------------------------------------------------------------------------------------------------------------
                                                                        For the years ended January 31
                             --------------------------------------------------------------------------------------------------------------
                                     2001 Ongoing Operations                2000 Ongoing Operations            1999 Ongoing Operations
                             --------------------------------------------------------------------------------------------------------------
                               Adjustments              %      %       Adjustments              %      %       Adjustments              %
In thousands                 to as reported  Results  Sales  Change  to as reported  Results  Sales  Change  to as reported  Results  Sales
                             --------------------------------------------------------------------------------------------------------------
Net sales ...................    $16,232    $116,626  100.0   +3.1       $37,289    $113,096  100.0   -1.2       $40,739    $114,467  100.0
Gross profit ................        (29)     21,152   18.1   +0.5         3,176      21,041   18.6   +2.5         3,913      20,528   17.9
Operating expenses ..........      1,729      12,154   10.4   -1.6         2,470      12,356   10.9   +5.5         3,054      11,714   10.2
Gain on sale of businesses
 and assets .................      3,508          --                       1,186          --
Operating income ............      1,750       8,998    7.7   +3.6         1,892       8,685    7.7   -1.5           859       8,814    7.7
Income before income taxes ..      1,753       9,171    7.9   +6.8         1,912       8,591    7.6   -1.9           894       8,755    7.6
Income taxes ................      1,239       3,274    2.8   +7.1           683       3,058    2.7   -2.7           324       3,143    2.7
Net income ..................    $   514    $  5,897    5.1   +6.6       $ 1,229    $  5,533    4.9   -1.4       $   570    $  5,612    4.9
-------------------------------------------------------------------------------------------------------------------------------------------

PERFORMANCE OF ONGOING OPERATIONS

Results as reported include a number of items the company believes are not relevant to future cash flows or operating results. Ongoing operations exclude the operations of and gains on sale of the sold Glasstite subsidiary and the sold Plastic Tank Division, and the net nonrecurring charges related to repositioning the company's businesses. Discussions of operating performance in this document generally relate to ongoing operations unless otherwise indicated. In addition, gains from the sale of sewing plants and operating income from the company's remaining plastic tank operation have been excluded from ongoing operations.

        Fiscal 2001 sales from ongoing businesses totaled $116.6 million, 3.1% higher than the $113.1 million in fiscal 2000. Sales in our important growth segments, Electronic Systems, Flow Controls and Engineered Films, exceeded fiscal 2000 levels. New product offerings generated growth in the Flow Controls Division. Engineered Films growth came from strong construction and oil exploration markets. New contracts in an expanding market created growth in the Electronic Systems Division. Aerostar and Beta Raven segment sales fell below the prior year's level due to weakness in the markets they serve. Ongoing operating income was $9.0 million and was 3.6% higher than the comparable figure in fiscal 2000. The favorable profit impact of higher sales and lower operating expenses was partially offset by a reduction in the overall gross profit rate. As a result, net income from ongoing operations increased from $5.5 million in fiscal 2000 to $5.9 million in fiscal 2001.

DIVESTITURES AND OTHER REPOSITIONING ACTIVITIES

The company took several important steps in repositioning its business in fiscal 2001 and fiscal 2000. Most of the company's plastic tank operation was sold in August 2000. The company's tank facility in Tacoma, WA is still being held for sale and has been written down to net realizable value. In October 1999, the Glasstite pickup-truck topper business was sold. Sales of these businesses resulted in pretax gains of $3.1 million in fiscal 2001 and $1.2 million in fiscal 2000. In addition, the company's effective income tax rate in fiscal 2001 of 41.3 percent reflects the impact of a non-deductible goodwill disposition related to the sale of the plastic tank operation.

        For fiscal 2001, inventory write-downs and severances from ongoing businesses totaled approximately $3.0 million and were offset by $393,000 of gains on the sale of sewing plants. These nonrecurring charges included $1,692,000 in cost of sales and $130,000 in operating expenses for the Electronic Systems Division. The Flow Controls Division and Beta Raven incurred cost of sales charges of $238,000 and $84,000, respectively. Charges in fiscal 2001 were primarily excess and obsolete inventory from restructuring the customer base in the Electronic Systems Division and Beta Raven and discontinuing certain ultrasonic products in the Flow Controls Division. Additional nonrecurring charges incurred in fiscal 2001 included obsolete inventory due to discontinued apparel lines, severance and other costs from the combination of the former Raven Sportswear Division into Aerostar. These charges totaled $823,000 ($767,000 in the fourth quarter), of which $344,000 was charged to cost of sales and $479,000 was charged to corporate and other operating expenses.

        Nonrecurring charges were $800,000 (of which $250,000 related to the now sold Plastic Tank Division) in fiscal year 2000. These cost of sales charges in fiscal 2000 were primarily for obsolete and excess inventory identified by new management in the Electronic Systems Division ($300,000) and Aerostar's specialty apparel operations($250,000).

        Sales for the Plastic Tank Division, including sales from the company's Tacoma facility, were $16.2 million in fiscal 2001, compared to full-year sales of $19.6 million in fiscal 2000 and $20.7 million in fiscal 1999. Glasstite pickup-truck topper sales in fiscal 2000 were $17.7 million versus total fiscal year 1999 sales of $20.0 million. Operating income for these sold businesses, including a $3.1 million gain on sale, was $4.3 million in fiscal 2001. Operating income for fiscal 2000, including the $1.2 million asset sales gain, was $2.4 million and compared to $859,000 in fiscal 1999.

PERFORMANCE OF OPERATIONS — AS REPORTED

Fiscal 2001 sales from all businesses were $132.9 million and compared to a $150.4 million sales figure in fiscal 2000. Sales from businesses sold were $16.2 million in fiscal 2001 and $37.3 million in fiscal 2000. Nearly all the assets of the Plastic Tank Division were sold in August 2000 and the Glasstite pickup truck topper business was sold in October 1999. Total net income including the impact of sold and for sale operations, nonrecurring charges and gains on sales of businesses and assets was $6.4 million in fiscal 2001. Fiscal 2000 net income was $6.8 million. Net income per diluted share rose 20% from $1.55 per share in fiscal 2000 to $1.86 per share in fiscal 2001 as the number of diluted shares declined from 4.4 million in fiscal 2000 to 3.4 million in fiscal 2001.

        By divesting itself of underperforming assets, the company's management can focus on improving profitability in its core businesses. In fiscal 2001, the company's return was 11.8% on beginning equity and 4.8% on sales. The company also increased its book value per share to $15.19 compared to $13.92 in fiscal 2000, repurchased 761,800 shares of its common stock for a total of $10.8 million, paid record per-share dividends and continued to invest in its ongoing businesses. The long-term debt to total capitalization ratio for fiscal 2001 was 4.0%.

--------------------------------------------------------------------------------------------
Net income as % of                      2001     2000      1999     1998      1997     1996
                                        ----------------------------------------------------
Sales ................................   4.8%     4.5%      4.0%     5.3%      5.4%     5.1%
Average assets .......................   9.2%     8.6%      7.4%     9.9%     10.4%     9.3%
Beginning equity .....................  11.8%    10.9%     10.0%    14.2%     15.6%    13.6%
--------------------------------------------------------------------------------------------

RAVEN 2001 Annual Report

Financial Review and Analysis (contined)

SEGMENT ANALYSIS
SALES AND OPERATING INCOME BY SEGMENT

-------------------------------------------------------------------------------------------------------
                                                    2001                 2000                 1999
                                              ---------------------------------------------------------
Dollars in thousands                          amount  % change    amount  % change    amount   % change
                                              ---------------------------------------------------------
SALES
Electronic Systems ......................    $ 26,354   +9.5     $ 24,077   +28.0     $ 18,817    -1.0
Flow Controls ...........................      16,758  +23.9       13,520   -11.7       15,311    -9.1
Engineered Films ........................      40,004  +11.5       35,889   +10.4       32,514   +14.8
Aerostar ................................      24,559  -13.1       28,277   -20.6       35,625    +0.8
Beta Raven ..............................       8,951  -21.0       11,333    -7.1       12,200   +21.0
                                             --------            --------             --------
Ongoing operations total ................     116,626   +3.1      113,096    -1.2      114,467    +4.4
Businesses sold and for sale ............      16,232  -56.5       37,289    -8.5       40,739    -4.3
                                             --------            --------             --------
Total (as reported) .....................    $132,858  -11.7     $150,385    -3.1     $155,206    +2.0
                                             ========            ========             ========
-------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                    2001                 2000                 1999
                                              ----------------------------------------------------------
Dollars in thousands                          amount   % sales     amount   % sales     amount  % sales
                                              ----------------------------------------------------------
OPERATING INCOME (LOSS)
Electronic Systems ......................     $   752    2.9      $ 1,028     4.3      $ 1,582     8.4
Flow Controls ...........................       4,223   25.2        2,873    21.3        2,810    18.4
Engineered Films ........................       8,810   22.0        7,464    20.8        5,836    17.9
Aerostar ................................       1,534    6.2        2,342     8.3        2,724     7.6
Beta Raven ..............................         201    2.2        1,644    14.5        1,910    15.7
Corporate expenses ......................      (6,522)             (6,666)              (6,048)
                                              -------             -------              -------
Ongoing operations total ................       8,998    7.7        8,685     7.7        8,814     7.7
Businesses sold and for sale ............       4,324               2,442                  859
Nonrecurring charges(a) .................      (2,574)               (550)                   0
                                              -------             -------              -------
Total (as reported) .....................     $10,748    8.1      $10,577     7.0      $ 9,673     6.2
                                              =======             =======              =======
-------------------------------------------------------------------------------------------------------

(a) Nonrecurring charges are separately stated in the above table as the company does not believe them to be relevant to future cash flows or operating results. However, the reported segment data on page 6 reflects nonrecurring charges in the segment to which they apply.

ELECTRONIC SYSTEMS
Fiscal 2001 versus Fiscal 2000

The Electronic Systems Division (ESD) provides Electronics Manufacturing Services (EMS) primarily to North American original equipment manufacturers (OEMs). Sales for ESD were up $2.3 million over fiscal 2000, reaching $26.4 million in fiscal 2001. ESD delivered $2.1 million of secure telecommunication products on its multi-year contract with Motorola in the fourth quarter. Gross profits, excluding nonrecurring charges, of $1.4 million trailed fiscal 2000 by $417,000. The division moved into a new production facility during fiscal 2001 and reevaluated its customer base, reducing the number of customers by nearly 50%. Both of these efforts caused manufacturing inefficiencies, increased production costs and reduced gross profits in the second and third quarters of fiscal 2001. The gross profit rate, excluding nonrecurring charges, was 5.4% compared to 7.7% in fiscal 2000. The repositioning efforts combined with special shipments that are not expected to be repeated next year benefited the division in the fourth quarter and it returned a gross profit of $1.1 million or 14.4% of sales in that quarter. ESD's operating income, excluding nonrecurring charges, for fiscal 2001 was $752,000 compared to $1.0 million in fiscal 2000.

Fiscal 2000 versus Fiscal 1999

Sales for ESD were $24.1 million in fiscal 2000, $5.3 million over fiscal 1999. The sales increase was primarily due to a new industrial computer control customer. However, low production efficiencies due to the large number of modules and new product startup costs reduced the gross-margin rate. The gross-margin rate, excluding nonrecurring charges, was 7.7% in fiscal 2000, down from 11.7% in fiscal 1999. Due to the factors mentioned above, ESD's operating income, excluding nonrecurring charges, was $1.0 million, down from $1.6 million in fiscal 1999.

Prospects

Deliveries on the Motorola contracts, continued growth with existing customers and controlled expansion of the customer base is expected to result in sales growth of more than 15% in fiscal 2002. ESD will continue restructuring its customer base. The division is concentrating its sales efforts on higher-volume products with proven customers and products that will more fully utilize manufacturing capacity, particularly in automated component placement processes. These efforts are expected to lead to improved gross profit rates in the Electronic Systems Division, but improvement is not expected until the second half of the year.

FLOW CONTROLS
Fiscal 2001 versus fiscal 2000

The Flow Controls Division (FCD) provides electronic speed and location compensated application control products for the agriculture, golf course and DOT (department of transportation) markets. This division increased sales by 23.9% in fiscal 2001. Sales reached $16.8 million, $3.2 million over fiscal 2000. The sales increase is primarily the result of new product introductions and a comprehensive marketing campaign that increased FCD's market share in the industries it serves. Gross profits, excluding nonrecurring charges, increased $1.7 million in fiscal 2001 to $5.7 million. The strong sales volume, increased manufacturing efficiencies through process improvements and material cost reductions were the main contributors to a gross-profit-margin increase from 29.9% to 34.3% in fiscal 2001. Operating income, excluding nonrecurring charges, of $4.2 million was $1.3 million over the $2.9 million figure in fiscal 2000. Marketing expenses increased $363,000 from fiscal 2000, due primarily to advertising, trade show and literature expenses. Operating income, excluding nonrecurring charges, increased to 25.2% of sales, an increase of almost four percentage points from fiscal 2000.

Fiscal 2000 versus fiscal 1999

Sales for FCD in fiscal 2000 were $13.5 million, $1.8 million below fiscal 1999. The sagging farm economy was primarily responsible for the sales decline. However, the gross profit remained virtually unchanged at $4.0 million. Cost control measures and manufacturing improvements resulted in higher gross-profit rates in fiscal 2000. FCD also discontinued deliveries of certain ultrasonic products in fiscal 2000. These products carried a much lower gross-profit margin than the remaining application control product lines. Operating income of $2.9 million was slightly above the fiscal 1999 operating income of $2.8 million.

Prospects

The Flow Controls Division will continue to aggressively develop new products for chemical injection and precision agriculture. FCD plans to increase its market share through additional distribution channels in the precision ag and golf markets. Due to these efforts, FCD expects sales to grow approximately 5-10% in fiscal 2002. Gross profit rates are expected to drop slightly due to competitive pressures during the new product introductions.

RAVEN 2001 Annual Report

Financial Review and Analysis (contined)

ENGINEERED FILMS
Fiscal 2001 versus fiscal 2000

The Engineered Films Division (EFD) provides reinforced plastic sheeting primarily to the construction, oil exploration and manufactured housing industries and manufactures scientific research balloons. Sales in fiscal 2001 were $40.0 million, a $4.1 million increase over fiscal 2000. The sales increases were primarily from increased demand in the oil exploration and construction industries. Pit-lining demand increased due to increased domestic oil production and construction-enclosure demand increased due to an early winter across much of the country. Sales of scientific research balloons declined $420,000 from $5.0 million in fiscal 2000. Final delivery of NASA-prototype-balloon products occurred in the fourth quarter of fiscal 2001. EFD's gross profits in fiscal 2001 were $10.5 million, a $1.5 million increase from fiscal 2000. The gross-profit rate increase of 1.3 percentage points to 26.3% in fiscal 2001 was due primarily to increased manufacturing efficiencies and sales increases of relatively higher-margin construction and oil exploration industry products. EFD's operating income in fiscal 2001 was $8.8 million and exceeded fiscal 2000 by $1.3 million.

Fiscal 2000 versus fiscal 1999

Sales for EFD in fiscal 2000 were $35.9 million compared to $32.5 million in fiscal 1999. Sales increases were the result of a prototype scientific-balloon program for NASA and market growth for construction, manufactured housing and pit-lining products. Gross-profit margins increased to 25.0% compared to 22.5% in fiscal 1999. The increased margins were due mainly to the higher sales volume and higher plant-capacity utilization. Operating income of $7.5 million in fiscal 2000 was $1.6 million above fiscal 1999 results.

Prospects

Modest sales growth of less than 5% is expected in fiscal 2002 for the Engineered Films Division. Despite a slowing overall economy, EFD expects to increase its market share in the construction and oil exploration industries. New manufacturing capabilities added in fiscal 2002 will allow EFD to offer a wider variety of products to the industries it serves. Manufactured housing sales are expected to decline because of a 27% decline in the industry during the past year. Productivity improvements and wider product offerings are expected to steady gross-profit-margin rates, minimizing any erosion in profitability.

AEROSTAR
Fiscal 2001 versus fiscal 2000

The Aerostar segment manufactures hot-air sport balloons, inflatable display products and specialty apparel. Specialty apparel products are manufactured on a contract basis primarily for hunting, workware and uniform customers. Aerostar sales in fiscal 2001 were $24.6 million compared to $28.3 million in fiscal 2000. Inflatables and hot-air product sales reached $5.5 million and were up slightly from fiscal 2000. However, specialty apparel sales fell to $19.1 million in fiscal 2001 from $23.3 million in fiscal 2000. The sales decline was due primarily to the sale of Aerostar's proprietary skiwear line at the end of fiscal 2000 and a declining market share of hunting-outerwear products due to foreign competition. In the fourth quarter of fiscal 2001, two of the segment's five sewing plants were closed to reduce manufacturing capacity because of the continuing sales decline. Gross profits, excluding nonrecurring charges, of $2.8 million were $1.1 million below fiscal 2000. Hot-air balloon and inflatable product margins increased due to product pricing and manufacturing efficiency improvements. Specialty apparel gross profit declines are primarily the result of the sale of the proprietary skiwear line that carried higher gross margins than the remaining contract lines but required higher working capital investments. Operating profits, excluding nonrecurring charges, of $1.5 million were $808,000 below the $2.3 million level in fiscal 2000.

Fiscal 2000 versus fiscal 1999

Aerostar sales of $28.3 million in fiscal 2000 were down $7.3 million from fiscal 1999 sales of $35.6 million. Sales of hot-air and inflatable products of $5.0 million were $432,000 below fiscal 1999 sales due to lower customer demand. Specialty apparel product sales decreased to $23.3 million in fiscal 2000 from $30.2 million in fiscal 1999 primarily due to sales lost to foreign competition. Aerostar's gross-profit rate, excluding nonrecurring charges, increased 1.1 points to 13.9% from 12.8% in fiscal 1999. The improved margins were primarily the result of cost control measures in specialty apparel manufacturing. Operating income, excluding nonrecurring charges, was $2.3 million compared to $2.7 million in fiscal 1999.

Prospects

At the beginning of fiscal 2002, the former Sportswear Division of Raven was merged into the company's Aerostar subsidiary. The combined entity has set its spending levels based on a further $9.0 million reduction of sales in fiscal 2002. Management expects improvement of gross-margin rates as a result of the lower expense structure. Operating income is expected to decline by 25% in this segment, but returns on average assets are expected to stabilize.

BETA RAVEN
Fiscal 2001 versus fiscal 2000

Beta Raven sells computerized process controls and provides Electronics Manufacturing Services (EMS). Beta Raven sales were $9.0 million in fiscal 2001 compared to $11.3 million in fiscal 2000. The decline in capital expansions by the U.S. poultry industry was the primary cause of the $2.0 million sales decline in Beta Raven's process control products. EMS revenues were down $415,000 due primarily to a customer's discontinued product line. During fiscal 2001, Beta Raven also realigned its customer base to eliminate low sales volume customers. Gross profits, excluding nonrecurring charges, declined to $678,000 from $2.3 million in fiscal 2000. The gross-profit decline is due primarily to the low sales volume of relatively high-margin process-control products. Operating income, excluding nonrecurring charges, for fiscal 2001 was $201,000 compared to $1.6 million the previous fiscal year.

Fiscal 2000 versus fiscal 1999

Beta Raven sales were $11.3 million in fiscal 2000 compared to $12.2 million in fiscal 1999. The weak agriculture market and lower demand for capital projects were primarily responsible for the sales shortfall. The gross-profit rate of 19.9% was only slightly lower than the previous year's 20.3% rate. The lower sales volume of process-control products reduced profit levels. Operating income was $1.6 million in fiscal 2000 compared to $1.9 million in fiscal 1999.

Prospects

Beta Raven expects sales to improve by more than 15% in fiscal 2002. However, the majority of the sales growth is expected in EMS products due to the expansion of product offerings to a key customer and a major new account. Process-control product sales are expected to remain relatively unchanged. Gross-profit margins are expected to increase due to cost-control measures and increased manufacturing efficiencies from the higher EMS product volumes.

EXPENSES, INCOME TAXES, AND OTHER
Fiscal 2001 versus fiscal 2000

Corporate expenses, primarily administrative expenses, were $6.5 million in fiscal 2001, excluding nonrecurring charges, compared to $6.7 million in fiscal 2000. The decrease was a result of corporate staff reductions. Interest expense was $258,000, down from $418,000 the previous year due to lower short-term borrowing and long-term debt. Other income increased due to interest earned on the cash proceeds from the Plastic Tank Division asset sale. Interest income was $468,000 in fiscal 2001 compared with $276,000 in fiscal 2000. The reported effective tax rate increased from 35.6% to 41.3% in fiscal 2001 due to a $1.8 million write-off of nondeductible goodwill. The tax rate used for ongoing operations excludes the impact of the goodwill write-off and was 35.7%.

Fiscal 2000 versus fiscal 1999

Corporate expenses were $6.7 million in fiscal 2000 compared with $6.0 million in fiscal 1999. The increase was primarily due to costs associated with restructuring and higher benefit costs. Interest expense was down from fiscal 1999 due to lower borrowing levels. The company's effective income tax rate of 35.6% was essentially unchanged from 35.9% in fiscal 1999.

Prospects

In fiscal 2002, management expects to reduce administrative expenses by 10% compared to fiscal 2001. Cost reductions are expected from the impact of corporate staff reductions in place at the end of fiscal 2001. The company's effective tax rate is not expected to materially change from the rate used in fiscal 2000.

RAVEN 2001 Annual Report

Financial Review and Analysis (contined)

ANALYSIS OF FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes cash provided by (used in) the company's business activities for the past three fiscal years:

---------------------------------------------------------------
Dollars in thousands                   2001      2000     1999
---------------------------------------------------------------
Operating activities ..............  $ 9,441  $10,375  $ 8,326
Investing activities ..............    9,752    6,323   (3,127)
Financing activities ..............  (14,227) (16,326)  (2,714)
---------------------------------------------------------------

OPERATING ACTIVITIES

The company's cash flow from operations totaled $28.1 million over the past three years compared to net income of $19.4 million over the same period. Inventories, exclusive of businesses sold, decreased $3.6 million in fiscal 2001 due to control measures and reducing the customer base. Working capital requirements are projected to decline in fiscal 2002 due to increased inventory and accounts receivable turnover rates.

INVESTING ACTIVITIES

In August 2000, the company sold substantially all the assets of its Plastic Tank Division. In addition, the company received cash from the sale of its sewing plants and collected additional cash from the fiscal 2000 sale of Glasstite assets. Total cash proceeds from these sales in fiscal 2001 were $12.8 million. Capital expenditures totaled $3.1 million in fiscal 2001, $549,000 less than the prior year. Capital expenditures in fiscal 2001 ran $577,000 less than depreciation and amortization. Expenditures were primarily in the Engineered Films and Electronic Systems segments. Capital spending is expected to exceed depreciation and amortization by less than $1 million in fiscal 2002. Fiscal 2002 expenditures are planned primarily for expansion of the Engineered Films product line.

FINANCING ACTIVITIES AND CREDIT LINES

The company increased its dividend on a per-share basis for the fourteenth consecutive year. Cash was also used to repurchase 761,800 shares of company stock at an average price of $14.21. As of January 31, 2001, the company had authority from the Board of Directors to repurchase an additional 447,791 shares of its common stock. Shares were repurchased to return additional cash to the shareholders and increase the leverage of the company's balance sheet. The company may repurchase additional shares depending upon its own internal cash requirements.

        The company uses its short-term line of credit to finance its seasonal borrowing needs. Maximum borrowing under the company's line of credit was $3.5 million during fiscal 2001 and the average daily borrowing was $293,000. Short-term borrowing required for fiscal 2002 should be minimal due to the company's opening cash balance. Management believes its existing credit facility and cash provided by operations will be sufficient to fund its requirements in the coming fiscal year.

CAPITAL STRUCTURE AND LONG-TERM FINANCING

The company's long-term-debt-to-total-capitalization ratio was 4.0% at January 31, 2001. Refer to Note 7 in the consolidated financial statements for the types and sources of long-term debt. The company required no additional long-term financing during fiscal 2001.

        The company's solid financial condition and capacity to assume additional financing, if needed, provide the company a strategic advantage over many of its competitors. Management has the capacity to, and will, leverage the company to acquire businesses that fit its strategic direction. In the opinion of management, the company is well positioned to take on new opportunities in its core businesses with emphasis on those that build on the company's strengths of customer service and manufacturing.

Weekly Closing Stock Price, Volume & P/E

Quarterly Information (unaudited)

                                                                                        Net Income        Common Stock        Cash
Dollars in thousands,       Net         Gross      Operating    Pretax        Net      Per Share(a)       Market Price      Dividends
except per-share data      Sales(b)    Profit(b)    Income      Income      Income     Basic  Diluted    High      Low      Per Share
--------------------------------------------------------------------------------------------------------------------------------------
FISCAL 2001
First Quarter .........   $ 32,168    $  6,159    $  2,599     $  2,621    $ 1,677       $ 0.44  $ 0.44    $ 15.00  $11.25      $ 0.17
Second Quarter ........     33,178       5,073       1,851        1,832      1,173         0.34    0.34      15.00   13.00        0.17
Third Quarter .........     35,210       3,734       3,576(c)     3,592(c)   1,663(c)      0.50    0.50      20.86   14.50        0.18
Fourth Quarter ........     32,302       6,157       2,722(c)     2,879(c)   1,898(c)      0.59    0.59      18.38   15.50        0.18
                          ------------------------------------------------------------------------------------------------------------
Total Year ............   $132,858    $ 21,123    $ 10,748     $ 10,924    $ 6,411       $ 1.86  $ 1.86    $ 20.86  $11.25      $ 0.70
                          ============================================================================================================
FISCAL 2000
First Quarter .........   $ 35,247    $  5,956    $  2,258     $  2,252    $ 1,439       $ 0.31  $ 0.31    $ 16.50 $ 13.50      $ 0.16
Second Quarter ........     37,515       6,500       2,803        2,842      1,816         0.40    0.40      18.25   13.88        0.16
Third Quarter .........     45,580       6,415       3,589(d)     3,527(d)   2,254(d)      0.52    0.52      18.00   13.50        0.17
Fourth Quarter ........     32,043       5,346       1,927(d)     1,882(d)   1,253(d)      0.31    0.31      16.00   13.63        0.17
                          ------------------------------------------------------------------------------------------------------------
Total Year ............   $150,385    $ 24,217    $ 10,577     $ 10,503    $ 6,762       $ 1.55  $ 1.55    $ 18.25 $ 13.50      $ 0.66
                          ============================================================================================================
FISCAL 1999
First Quarter .........   $ 32,785    $  5,335    $  1,606     $  1,601    $ 1,024       $ 0.21  $ 0.21    $ 22.75 $ 19.25      $ 0.15
Second Quarter ........     36,711       5,955       2,383        2,341      1,502         0.31    0.31      20.38   19.00        0.15
Third Quarter .........     45,436       6,943       3,197        3,202      2,053         0.44    0.44      19.38   15.63        0.16
Fourth Quarter ........     40,274       6,208       2,487        2,505      1,603         0.34    0.34      18.00   15.25        0.16
                          ------------------------------------------------------------------------------------------------------------
Total Year ............   $155,206    $ 24,441    $  9,673     $  9,649    $ 6,182       $ 1.30  $ 1.30    $ 22.75 $ 15.25      $ 0.62
                          ============================================================================================================
--------------------------------------------------------------------------------------------------------------------------------------

(a) Net income per share is computed discretely by quarter and may not add to the full year.

(b) The first three quarters of fiscal 2001 and the fiscal 2000 and 1999 sales and gross profits have been reclassified to conform to the fiscal 2001 presentation of shipping and handling revenues and costs.

(c) Includes a $3.1 million third-quarter pretax gain ($1.4 million net of tax) and a $393,000 fourth-quarter pretax gain ($253,000 net of tax) on the sale of the company's Plastic Tank Division and certain sewing plants. Also includes a $2.2 million third-quarter pretax charge ($1.4 million net of tax) and a $767,000 fourth-quarter pretax charge ($493,000 net of tax) for exiting certain business activities (See Note 4).

(d) Includes a $966,000 third-quarter pretax gain ($619,000 net of tax) and a $220,000 fourth-quarter pretax gain ($142,000 net of tax) on the sale of the company's Glasstite business (See Note 4).

RAVEN 2001 Annual Report

Consolidated Balance Sheet

                                                                                    As of January 31
                                                                          --------------------------------------
Dollars in thousands, except per-share data                                 2001            2000           1999
                                                                          --------------------------------------
ASSETS
Current assets
  Cash and cash equivalents ...........................................   $10,673         $ 5,707        $ 5,335
  Accounts and note receivable, net ...................................    19,274          22,717         27,399
  Inventories, net ....................................................    19,402          24,462         25,978
  Deferred income taxes ...............................................     2,516           1,919          1,150
  Prepaid expenses and other current assets ...........................       371             566            417
                                                                          --------------------------------------
    Total current assets ..............................................    52,236          55,371         60,279
Property, plant and equipment, net ....................................    11,647          15,068         19,563
Other assets, net .....................................................     1,773           3,608          3,815
                                                                          --------------------------------------
      Total assets ....................................................   $65,656         $74,047        $83,657
                                                                          ======================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt ...................................   $ 1,012         $ 1,044        $ 1,060
  Accounts payable ....................................................     3,490           5,320          5,993
  Accrued liabilities .................................................     8,727           7,721          7,581
  Customer advances ...................................................       706             617            494
                                                                          --------------------------------------
      Total current liabilities .......................................    13,935          14,702         15,128
Long-term debt, less current portion ..................................     2,013           3,024          4,572
Other liabilities, primarily compensation and benefits ................     1,719           1,802          1,664
Commitments and contingencies
Stockholders' equity:
  Common shares, par value $1.00
    Authorized--100,000,000
    Outstanding--2001: 3,159,432; 2000: 3,916,107; 1999: 4,694,086 ....    47,989          54,519         62,293
                                                                          --------------------------------------
      Total liabilities and stockholders' equity ......................   $65,656         $74,047        $83,657
                                                                          ======================================

----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Income

                                                                     For the years ended January 31
                                                             ------------------------------------------
Dollars in thousands, except per-share data                    2001             2000             1999
                                                             ------------------------------------------
Net sales .............................................      $132,858         $150,385         $155,206
Cost of goods sold ....................................       111,735          126,168          130,765
                                                             ------------------------------------------
  Gross profit ........................................        21,123           24,217           24,441
Selling, general and administrative expenses ..........        13,883           14,826           14,768
Gain on sale of businesses and assets .................        (3,508)          (1,186)
                                                             ------------------------------------------
  Operating income ....................................        10,748           10,577            9,673
Interest expense ......................................          (258)            (418)            (474)
Other income, net .....................................           434              344              450
                                                             ------------------------------------------
  Income before income taxes ..........................        10,924           10,503            9,649
Income taxes ..........................................         4,513            3,741            3,467
                                                             ------------------------------------------
  Net income ..........................................       $ 6,411          $ 6,762          $ 6,182
                                                             ==========================================
Net income per common share:
                 --basic ..............................       $  1.86          $  1.55          $  1.30
                                                             ==========================================
                 --diluted ............................       $  1.86          $  1.55          $  1.30
                                                             ==========================================
-------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

RAVEN 2001 Annual Report

Consolidated Statements of Stockholders' Equity
and Comprehensive Income

                                                       Common    Paid-in         Treasury stock        Retained
Dollars in thousands, except per-share data             Stock    Capital       Shares        Cost      Earnings      Total
                                                       -------------------------------------------------------------------
Balance January 31, 1998 ...........................   $5,211     $2,844      (386,403)     $(3,623)    $57,131    $61,563
Net and comprehensive income .......................                                                      6,182      6,182
Cash dividends ($.62 per share) ....................                                                     (2,944)    (2,944)
Purchase of stock ..................................                          (135,000)      (2,608)                (2,608)
Purchase and retirement of stock ...................      (53)      (982)                                           (1,035)
Employees' stock options exercised .................       57      1,078                                             1,135
                                                       -------------------------------------------------------------------
Balance January 31, 1999 ...........................    5,215      2,940      (521,403)      (6,231)     60,369     62,293

Net and comprehensive income .......................                                                      6,762      6,762
Cash dividends ($.66 per share) ....................                                                     (2,895)    (2,895)
Purchase of stock ..................................                          (780,604)     (11,881)               (11,881)
Purchase and retirement of stock ...................       (5)       (65)                                              (70)
Employees' stock options exercised .................        5         79                                                84
Employee stock grant ...............................        3         35                                                38
Stock option cash bonus forfeitures, net of tax ....                 188                                               188
                                                       -------------------------------------------------------------------
Balance January 31, 2000 ...........................    5,218      3,177    (1,302,007)     (18,112)     64,236     54,519

Net and comprehensive income .......................                                                      6,411      6,411
Cash dividends ($ .70 per share) ...................                                                     (2,399)    (2,399)
Purchase of stock ..................................                          (761,800)     (10,829)               (10,829)
Employees' stock options exercised .................        2         42                                                44
Employee stock grant ...............................        3         39                                                42
Stock option cash bonus forfeitures, net of tax ....                 201                                               201
                                                       -------------------------------------------------------------------
Balance January 31, 2001 ...........................   $5,223     $3,459    (2,063,807)    $(28,941)    $68,248    $47,989
                                                       ===================================================================
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

                                                                                       For the years ended January 31
                                                                                      --------------------------------
Dollars in  thousands                                                                   2001        2000        1999
                                                                                      --------------------------------
Cash flows from operating activities
  Net income ......................................................................   $  6,411    $  6,762    $  6,182
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization .................................................      3,667       4,884       5,133
    Provision for losses on accounts receivable ...................................        552         362         135
    Gain on sale of businesses and assets .........................................     (3,508)     (1,186)
    Deferred income taxes .........................................................       (684)     (1,019)       (553)
    Change in operating assets and liabilities, net of effects from the
     sale of businesses ...........................................................      2,914         478      (2,502)
    Other operating activities, net ...............................................         89          94         (69)
                                                                                      --------------------------------
  Net cash provided by operating activities .......................................      9,441      10,375       8,326
                                                                                      --------------------------------
Cash flows from investing activities
  Capital expenditures ............................................................     (3,090)     (3,639)     (4,606)
  Sale of businesses and assets, net of cash sold .................................     12,805       8,682
  Proceeds on sale of investment in affiliate .....................................                  1,250       1,250
  Other investing activities, net .................................................         37          30         229
                                                                                      --------------------------------
  Net cash provided by (used in) investing activities .............................      9,752       6,323      (3,127)
                                                                                      --------------------------------
Cash flows from financing activities
  Proceeds from borrowing under line of credit ....................................      3,500       6,000       4,000
  Repayment on borrowing under line of credit .....................................     (3,500)     (6,000)     (4,000)
  Long-term debt principal payments ...............................................     (1,043)     (1,564)     (2,262)
  Proceeds from issuance of long-term debt ........................................                              5,000
  Net proceeds from exercise of stock options .....................................         44          14         100
  Dividends paid ..................................................................     (2,399)     (2,895)     (2,944)
  Purchase of treasury stock ......................................................    (10,829)    (11,881)     (2,608)
                                                                                      --------------------------------
  Net cash used in financing activities ...........................................    (14,227)    (16,326)     (2,714)
                                                                                      --------------------------------

Net increase in cash and cash equivalents .........................................      4,966         372       2,485
Cash and cash equivalents at beginning of year ....................................      5,707       5,335       2,850
                                                                                      --------------------------------
Cash and cash equivalents at end of year ..........................................   $ 10,673    $  5,707    $  5,335
                                                                                      ================================
----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

RAVEN 2001 Annual Report

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Raven Industries, Inc. and its wholly owned subsidiaries (the "company"). All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of the company's financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash and cash-equivalent balances are principally concentrated in a money market fund with Wells Fargo Bank Minnesota N.A.

INVENTORY VALUATION

Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using accelerated methods. The estimated useful lives used for computing depreciation are as follows:

Buildings and improvements ............................ 7 to 39 years
Machinery and equipment ............................... 3 to 7 years

Maintenance and repairs are charged to expense in the year incurred and renewals and betterments are capitalized. The cost and related accumulated depreciation of assets sold or disposed of are removed from the accounts and the resulting gain or loss is reflected in operations.

INTANGIBLE ASSETS

Intangible assets, primarily comprised of goodwill, are recorded at cost net of accumulated amortization. Amortization is computed on a straight-line basis over estimated useful lives ranging from 5 to 20 years. The company periodically assesses the recoverability of long-lived and intangible assets based upon anticipated future earnings and operating cash flows. Any impaired assets are written down to fair value.

INSURANCE OBLIGATIONS

The company employs large deductible insurance policies covering workers' compensation, employee healthcare and general liability costs. Costs are accrued related to the risk retained under these policies based on claims filed and estimates for claims incurred but not reported.

CONTINGENCIES

The company is involved as a defendant in lawsuits, claims or disputes arising in the normal course of business. An estimate of the loss on these matters is charged to operations when it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated. The settlement of such claims cannot be determined at this time; however, management believes that any liability resulting from these claims will be substantially mitigated by insurance coverage. Accordingly, management does not believe that the ultimate outcome of these matters will be significant to its results of operations, financial position or cash flows.

RESEARCH AND DEVELOPMENT

Research and development expenditures of $617,000 in fiscal 2001, $636,000 in fiscal 2000, and $608,000 in fiscal 1999 were charged to cost of goods sold in the year incurred.

STOCK-BASED COMPENSATION

The company records compensation expense related to its stock-based compensation plan using the intrinsic value method.

INCOME TAXES

Deferred income taxes reflect temporary differences between assets and liabilities reported on the company's balance sheet and their tax bases. These differences are measured using enacted tax laws and statutory tax rates applicable to the periods when the temporary differences will impact taxable income. Deferred tax assets are reduced by a valuation allowance to reflect realizable value, when necessary. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities, adjusted for any change in deferred taxes related to the expiration of certain stock options.

REVENUE RECOGNITION

The company recognizes revenue and records any related returns, allowances and warranty charges only after shipment of a product. The company does not typically require collateral from its customers.

PRE-PRODUCTION COSTS

The company incurs pre-production costs on certain long-term supply contracts. These costs are capitalized only when the customer guarantees reimbursement.

RECLASSIFICATION

Certain amounts in the 2000 and 1999 financial statements have been reclassified to conform to the 2001 presentation. These reclassifications had no effect on net income or stockholders' equity as previously presented. Revenues and costs of sales were reclassified to comply with the requirements of Emerging Issues Task Force guidance No. 00-10 - "Accounting for Shipping and Handling Fees and Costs". Under this guidance, amounts billed to customers for shipping and handling are presented as sales and the related costs as cost of sales. Previously, the company recorded the net effect of shipping and handling revenues and costs as a component of selling, general and administrative expenses. Accordingly, the company has reclassified $2.5 million and $2.4 million of shipping and handling revenues and $2.8 million and $2.8 million of shipping and handling costs in fiscal 2000 and fiscal 1999, respectively, to comply with this new accounting guidance.

Note 2. Selected Balance Sheet Information

Following are the components of selected balance sheet items:

------------------------------------------------------------------------------------
                                                             As of January 31
                                                    --------------------------------
Dollars in thousands                                  2001        2000        1999
                                                    --------------------------------
Accounts and note receivable, net:
  Trade accounts ................................   $ 19,674    $ 23,117    $ 26,336
  Current portion of note and interest receivable                              1,463
  Allowance for doubtful accounts ...............       (400)       (400)       (400)
                                                    --------------------------------
                                                    $ 19,274    $ 22,717    $ 27,399
                                                    ================================
Inventories, net:
  Finished goods ................................   $  4,170    $  3,815    $  4,823
  In process ....................................      2,915       4,997       3,662
  Materials .....................................     12,317      15,650      17,493
                                                    --------------------------------
                                                    $ 19,402    $ 24,462    $ 25,978
                                                    ================================
Property, plant and equipment, net:
  Land ..........................................   $  1,004    $  1,150    $  1,265
  Building and improvements .....................      9,357      12,526      15,429
  Machinery and equipment .......................     27,517      35,273      40,582
  Accumulated depreciation ......................    (26,231)    (33,881)    (37,713)
                                                    --------------------------------
                                                    $ 11,647    $ 15,068    $ 19,563
                                                    ================================
Other assets, net:
  Intangible assets, primarily goodwill .........   $  2,077    $  4,415    $  4,459
  Accumulated amortization ......................     (1,309)     (1,594)     (1,362)
                                                    --------------------------------
                                                         768       2,821       3,097
  Deferred income taxes .........................        693         714         565
  Other, net ....................................        312          73         153
                                                    --------------------------------
                                                    $  1,773    $  3,608    $  3,815
                                                    ================================
Accrued liabilities:
  Profit sharing and 401(k) contributions .......   $    979    $    957    $    973
  Vacation ......................................      1,711       1,944       1,979
  Salaries and benefits .........................      2,163       1,319         909
  Self-insurance obligations ....................      2,386       2,250       1,921
  Other .........................................      1,488       1,251       1,799
                                                    --------------------------------
                                                    $  8,727    $  7,721    $  7,581
                                                    ================================
------------------------------------------------------------------------------------

Note 3. Supplemental Cash Flow Information

------------------------------------------------------------------------------------
                                                      For the years ended January 31
                                                    ---------------------------------
Dollars in thousands                                  2001        2000        1999
                                                    ---------------------------------
Changes in operating assets and liabilities,
  net of effects from the sale of businesses:
  Accounts and interest receivable ..............   $    128    $  1,070    $   (551)
  Inventories ...................................      3,552        (236)       (162)
  Prepaid expenses and other current assets .....        195        (172)         89
  Accounts payable ..............................     (1,501)       (375)     (1,487)
  Accrued and other liabilities .................        452          68         (82)
  Customer advances .............................         88         123        (309)
                                                    ---------------------------------
                                                    $  2,914    $    478    $ (2,502)
                                                    =================================
Cash paid during the year for:
  Interest ......................................   $    265    $    427    $    450
  Income taxes ..................................      4,983       5,186       4,276
------------------------------------------------------------------------------------

RAVEN 2001 Annual Report

Notes to Financial Statements (contined)

Note 4. Divestitures and Other Repositioning Activities

In fiscal 2001, the company sold substantially all of the assets of its Plastic Tank Division. The proceeds of the sale were $12.3 million including primarily cash and a note receivable and the buyers also assumed certain liabilities of the company. Assets sold included property, plant and equipment (approximately $2.6 million), accounts receivable (approximately $2.5 million) and inventories (approximately $1.3 million). The purchaser assumed liabilities totaling approximately $388,000, primarily accounts payable. In addition, the company recorded approximately $813,000 to accrue for severance, legal and other costs related to the Plastic Tank Division sale, reflecting the company's best estimate of costs that it will incur until these matters are resolved. Through January 31, 2001, approximately $662,000 of these costs were paid. The sale did not include the company's operations in Tacoma, Washington, for which the company is actively pursuing its sale. The Tacoma assets, primarily inventories and manufacturing equipment, are included in the balance sheet at their estimated net realizable value requiring a charge of approximately $585,000. The company also recorded a charge of approximately $1.8 million related to the write-off of goodwill related to the Plastic Tank Division. As a result of the above, the company recognized a pretax gain of approximately $3.1 million in fiscal 2001.

In the third quarter of fiscal 2001, the company reduced the number of customers in its Electronic Systems Division and its other electronics businesses resulting in write-downs of inventory and accounts receivable, severance and other nonrecurring pretax charges totaling $2.2 million. In the fourth quarter of fiscal 2001, the company reorganized its former Sewn Products segment, combining its former Sportswear Division with its wholly owned subsidiary, Aerostar International, Inc. The company incurred nonrecurring pretax charges of $767,000 related to the combination and sold three former Sportswear Division plants for a pretax gain of $393,000.

During fiscal 2000, the company sold its Glasstite business, resulting in a pretax gain of $1.2 million. The company received approximately $8.7 million of cash in fiscal 2000 and approximately $200,000 in fiscal 2001 and incurred direct costs related to the sale, primarily legal costs, of approximately $230,000. Assets sold primarily related to property, plant and equipment (approximately $3.5 million), accounts receivable (approximately $2.5 million), inventories (approximately $1.7 million) and cash (approximately $135,000). The purchaser assumed certain liabilities, primarily related to employee wages and benefits (approximately $200,000) and accounts payable (approximately $300,000). At January 31, 2001, the company has approximately $200,000 accrued for certain environmental clean-up costs related to the Glasstite facility, reflecting the company's best estimate of costs that it will incur until the environmental matter is resolved.

In fiscal 1999 and 2000, the company collected installment payments under a $2.5 million note. The note represented partial proceeds from the sale of an affiliated equity investee in January 1998 and was collected in full during fiscal 2000.

Note 5. Business Segments and Major Customer Information

The company's reportable segments are defined by their common technologies, production processes and inventories. These segments reflect the reorganization of the company in the fourth quarter of fiscal 2001 into three Raven divisions, each with a Divisional Vice President, and two subsidiaries. The company measures the performance of its segments based on their operating income exclusive of administrative and general expenses. Prior year information has been restated to be consistent with the company's new management reporting structure as required by Statement of Financial Accounting Standards (SFAS) No.131 "Disclosures about Segments of an Enterprise and Related Information." No customer accounted for more than 10% of consolidated sales or receivables in any fiscal year presented. Segment and market information is presented on the inside front cover and page 6 of this annual report.

Note 6. Quarterly Information (Unaudited)

The company's quarterly information is presented on page 21.

Note 7. Financing Arrangements

Long-term debt consisted of the following:

------------------------------------------------------------------------------------
                                                             As of January 31
                                                    --------------------------------
Dollars in thousands                                  2001        2000        1999
                                                    --------------------------------
Notes payable in installments through fiscal
  2004 with interest at 7.25% ...................   $  3,000    $  4,000    $  5,500
Other long-term debt ............................         25          68         132
                                                    --------------------------------
Total long-term debt ............................      3,025       4,068       5,632
Current portion .................................     (1,012)     (1,044)     (1,060)
                                                    --------------------------------
                                                    $  2,013    $  3,024    $  4,572
                                                    =================================
-------------------------------------------------------------------------------------

Wells Fargo Bank South Dakota N.A. provides the company's uncollateralized notes payable and line of credit. One member of the company's board of directors is also on the board of directors of Wells Fargo & Co., the parent company of Wells Fargo Bank South Dakota N.A.

The company believes the fair market value of its long-term debt approximates its carrying value based on quoted market prices for similar debt. Long-term debt at January 31, 2001, will be repaid approximately $1.0 million per year through fiscal 2004.

The company had a $7.0 million uncollateralized line of credit available as of January 31, 2001; no borrowings were outstanding as of that date. This line of credit contains certain restrictive covenants that, among other things, require the company to maintain certain levels of net worth and working capital. Borrowings on this line bear interest as of January 31, 2001, 2000 and 1999 at 8.50%, 8.00% and 7.25%, respectively. The weighted average interest rates for borrowing under short-term credit lines in fiscal 2001, 2000 and 1999 were 9.0%, 7.7% and 8.4%, respectively.

The company leases certain transportation, equipment and facilities under operating leases. Total rent expense under these leases was $636,000, $977,000 and $1,014,000 in fiscal 2001, 2000 and 1999, respectively.

Note 8. Stock Options

Officers and key employees of the company have been granted options to purchase stock under the company's 2000 Stock Option and Compensation Plan ("Plan"). The Plan, administered by the board of directors, allows for a fixed cash bonus when options are exercised and may grant either incentive or non-qualified options with terms not to exceed ten years. There are 195,425 shares of the Company's common stock reserved for issue under the plan at January 31, 2001. Options are granted with exercise prices not less than market value at the date of grant. These stock options vest over a four-year period and expire after five years. Compensation expense related to the Plan's cash bonus feature was $252,000, $383,000 and $387,000 in fiscal 2001, 2000 and 1999, respectively. Options granted in fiscal 2001 and 2000 do not include a fixed cash bonus.

During fiscal 2001 and 2000, certain options containing the cash bonus feature expired. Accordingly, the company reduced its accrued liabilities by $309,000 and $289,000 and associated deferred tax asset by approximately $108,000 and $101,000 and correspondingly increased additional paid-in-capital by approximately $201,000 and $188,000, respectively.

As allowed under the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the company has elected to continue to use the intrinsic value method to recognize compensation expense for stock-based compensation. If compensation expense had been recognized in accordance with the fair value method, the company's net income and net income per share would have been as follows:

----------------------------------------------------------------------------------------------
                                            For the years ended January 31
                        ----------------------------------------------------------------------
                                  2001                   2000                   1999
                        ----------------------------------------------------------------------
                            as         pro          as         pro          as         pro
                         reported     forma     reported      forma      reported     forma
                        ----------------------------------------------------------------------
Net income
  (in thousands) ....   $   6,411   $   6,466   $   6,762   $   6,744   $   6,182   $   6,055
Net income per share:
  --basic ...........   $    1.86   $    1.88   $    1.55   $    1.54   $    1.30   $    1.27
  --diluted .........   $    1.86   $    1.87   $    1.55   $    1.54   $    1.30   $    1.26

----------------------------------------------------------------------------------------------

RAVEN 2001 Annual Report

Notes to Financial Statements (contined)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: Dividend yield of 2.5-4.8%; expected volatility of 20-25%; risk-free interest rate of 4.5-6.2%; and expected lives of 4.5 years. The weighted average grant date fair value of each option granted, including the cash bonus, was $3.02, $2.23 and $5.29 in fiscal 2001, 2000 and 1999, respectively.

Information regarding option activity follows:

----------------------------------------------------------------------------------------------
                                               For the years ended January 31
                             -----------------------------------------------------------------
                                     2001                   2000                1999
                             -----------------------------------------------------------------
                                        weighted                weighted              weighted
                                        average                 average               average
                                        exercise                exercise              exercise
                             options      price     options      price     options     price
                             -----------------------------------------------------------------
Outstanding
  at beginning
  of year ...............    248,100    $  18.29    276,200    $  18.79    298,500    $  19.47
Granted .................     51,950       16.00     32,900       14.25     46,400       15.88
Exercised ...............     (2,500)      17.88     (5,000)      18.25    (57,185)      19.85
Forfeited ...............    (63,800)      17.80    (56,000)      18.37    (11,515)      19.64
                             -------                -------                -------
Outstanding
  at end
  of year ...............    233,750       17.92    248,100       18.29    276,200       18.79
                             =======                =======                =======
Options
  exercisable
  at year-end ...........    125,450    $  19.45    137,725    $  19.17    138,100    $  18.94
----------------------------------------------------------------------------------------------

The following table contains information about stock options outstanding at January 31, 2001:

---------------------------------------------------------------------------------------------
                                Remaining
    Exercise                   Contractual                     Number                Number
      Price                    Life (Years)                 Outstanding           Exercisable
---------------------------------------------------------------------------------------------
     $21.00                        0.75                       55,200                55,200
      20.00                        1.75                       57,200                42,900
      15.88                        2.75                       40,000                20,000
      14.25                        3.75                       29,400                 7,350
      16.00                        4.75                       51,950                    --
                                                            ---------------------------------
                                                             233,750               125,450
                                                            =================================
---------------------------------------------------------------------------------------------

Note 9. Employee Retirement Benefits

The company has a profit sharing and 401(k) plan covering substantially all employees. Profit sharing contributions, not to exceed 15% of total eligible compensation, are made by Raven and each subsidiary, at the discretion of each entity's board of directors. The company's 401(k) contributions are 3% of qualified payroll. The company's contribution expense was $943,000, $1,060,000 and $973,000 for fiscal 2001, 2000 and 1999, respectively.

In addition, the company provides postretirement medical and other benefits to officers and certain employees. The company accounts for these benefits in accordance with SFAS No.106, "Accounting for Postretirement Benefits Other Than Pensions." The accumulated benefit obligation was approximately $2.0 million at January 31, 2001. Annual expense related to these benefits was approximately $400,000.

Note 10. Income Taxes

The reconciliation of income tax computed at the federal statutory rate to the company's effective income tax rate is as follows:

-------------------------------------------------------------------------------------
                                                       For the years ended January 31
                                                       ------------------------------
                                                        2001        2000        1999
                                                       ------------------------------
Tax at U.S. federal statutory rate ..............       35.0%       35.0%       35.0%
Nondeductible goodwill amortization
  and write-off .................................        6.0         0.6         0.6
State and local income taxes,
  net of U.S. federal benefit ...................        0.7         0.9         1.0
Impact of graduated rates .......................       (0.9)       (1.0)       (1.0)
Other, net ......................................        0.5         0.1         0.3
                                                       ------------------------------
                                                        41.3%       35.6%       35.9%
                                                       ==============================
-------------------------------------------------------------------------------------

Significant components of the company's income tax provision are as follows:

-------------------------------------------------------------------------------------
                                                     For the years ended January 31
                                                    ---------------------------------
Dollars in thousands                                   2001        2000        1999
                                                    ---------------------------------
Income taxes:
  Currently payable .............................   $  5,197    $  4,760    $  4,020
  Deferred ......................................       (684)     (1,019)       (553)
                                                    ---------------------------------
                                                    $  4,513    $  3,741    $  3,467
                                                    =================================
-------------------------------------------------------------------------------------

Significant components of the company's deferred tax assets and liabilities are as follows:

------------------------------------------------------------------------------------
                                                             As of January 31
                                                    --------------------------------
Dollars in thousands                                   2001       2000        1999
                                                    --------------------------------
Current deferred tax assets (liabilities):
  Accounts receivable ...........................   $     98    $     56    $     27
  Installment sale of investment in affiliate ...                               (436)
  Inventory valuation ...........................        530         347         395
  Accrued vacation ..............................        498         472         522
  Insurance obligations .........................        782         783         629
  Other accrued liabilities .....................        608         261          13
                                                    --------------------------------
                                                       2,516       1,919       1,150
                                                    --------------------------------
Non-current deferred tax assets (liabilities):
  Accrued compensation and benefits .............        602         631         582
  Depreciation and amortization .................         91          83         (17)
                                                    --------------------------------
                                                         693         714         565
                                                    --------------------------------
Net deferred tax asset ..........................   $  3,209    $  2,633    $  1,715
                                                    ================================
------------------------------------------------------------------------------------

Note 11. Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average common shares outstanding. Common shares outstanding represent common shares issued less shares purchased and held in treasury. Diluted net income per share is computed by dividing net income by the weighted average common and common equivalent shares outstanding, which includes the shares issuable upon exercise of employee stock options, net of shares assumed purchased with the option proceeds. Certain outstanding options were excluded from the diluted earnings per share calculations because their exercise prices were greater than the average market price of the company's common stock during those periods. For fiscal 2001 and 2000, 213,396 and 212,500 options, respectively, were excluded from the diluted earnings per share calculation. Details of the computation are presented below.

------------------------------------------------------------------------------------------
                                                        For the years ended January 31
                                                    --------------------------------------
Dollars in thousands, except per share data            2001          2000          1999
                                                    --------------------------------------
Net income ......................................   $    6,411    $    6,762    $    6,182
                                                    ======================================
 Weighted average common shares
  outstanding ...................................    3,444,426     4,371,505     4,751,367
Dilutive impact of stock options ................        1,470           542         5,496
                                                    --------------------------------------
Weighted average common and
  common equivalent shares outstanding ..........    3,445,896     4,372,047     4,756,863
                                                    ======================================
Net income per common share:
  --basic .......................................   $     1.86    $     1.55    $     1.30
                                                    ======================================
  --diluted .....................................   $     1.86    $     1.55    $     1.30
                                                    ======================================
------------------------------------------------------------------------------------------

Report of Independent Accountants

To the Board of Directors and Stockholders of Raven Industries, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Raven Industries, Inc. as of January 31, 2001, 2000 and 1999, and the results of its operations and its cash flow for each of the three years in the period ended January 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Raven Industries, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.

Minneapolis, Minnesota
March 13, 2001

Investor Information

Independent Accountants

PricewaterhouseCoopers LLP
Minneapolis, MN

Stock Transfer Agent & Registrar

Wells Fargo Bank Minnesota N.A.
161 N. Concord Exchange
P.O. Box 64854
S. St. Paul, MN 55164-0854
Phone: 1-800-468-9716

Form 10-K

Upon written request, Raven Industries, Inc.'s form 10-K for the fiscal year ended January 31, 2001, which has been filed with the Securities and Exchange Commission, is available free of charge.

Direct inquires to:
Raven Industries, Inc.
Attention: Investor Relations
P.O. Box 5107
Sioux Falls, SD 57117-5107

Raven Website

www.ravenind.com

Stock Quotations

Listed on the Nasdaq Stock Market--RAVN

Annual Meeting

May 23, 2001, 9:00 a.m.
Ramkota Inn
Hwy 38 & I-29
Sioux Falls, SD

Raven Industries, Inc. is an Equal Employment Opportunity Employer with an approved affirmative action plan.

Dividend Reinvestment Plan

Raven Industries sponsors a Dividend Reinvestment Plan whereby shareholders can purchase additional Raven common stock without the payment of any brokerage commission or fees. For more information on how you can take advantage of this plan, contact your broker, our stock transfer agent or write: Investor Relations; P.O. Box 5107, Sioux Falls, SD 57117-5107

SIC Codes:

3672, 3081, 3829

FORWARD-LOOKING STATEMENTS

Certain sections of this report contain discussions of items which may constitute forward-looking statements within the meaning of federal securities laws. Although Raven Industries, Inc. believes that expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved. Factors that could cause actual results to differ from expectations include general economic conditions, weather conditions which could affect certain of the company's primary markets such as agriculture or construction, or changes in competition or the company's customer base which could impact any of the company's product lines.