Form 10-K, Exhibit 13
period 2002-01-31
RAVEN INDUSTRIES INC
filed 2002-04-19
CIK 82166

BUSINESS PROFILE

     Founded in 1956, Raven today is an industrial manufacturer with four operating units. The company is divesting lower-performing assets, simplifying its product bases, and building profitability (cash return on invested capital) and shareholder value-a strategy of "Shrink, Fix, Grow."

------------------------------------------------------------------------------------------------------------------------------------
OPERATING UNIT           PRODUCTS                     MARKETS                  COMPETITIVE STRENGTHS      OUTLOOK
------------------------------------------------------------------------------------------------------------------------------------
FLOW CONTROLS            - Computerized control       - Agriculture OEM's and  - Market leader for        - Technology-leading new
Sales:                     hardware and software for    sprayer manufacturers    ag sprayer controls        products will drive
FY02 - $23 million         precision farming                                                                growth in agriculture
FY01 - $17 million                                    - Turf management        - Strong brand recognition
FY00 - $14 million       - Leading developer of         equipment manufacturers  and distribution network - Intergration of new GPS
                           GPS-based control                                                                application will spur
                           systems                    - Departments of         - New Precision              growth in new markets
                                                        Transportation (DOTs)    Solutions(TM) product
                         - Precision application of                              line                     - Environmental concerns
                           insecticides, fertilizer                                                         will dictate precision
                           and road de-icers                                                                application of chemicals
------------------------------------------------------------------------------------------------------------------------------------
ENGINEERED FILMS         - Rugged reinforced plastic  - Manufactured housing   - Vertically integrated    - Moderate growth as new
Sales:                     sheeting                     and RVs                  manufacturing              capacity comes online
FY02 - $40 million                                                               capabilities
FY01 - $40 million                                    - Temporary grain covers                            - Price volatility for
FY00 - $36 million                                      for agriculture        - Broad product line         polyethylene resin

                                                      - Temporary building     - Superior target marketing
                                                        construction enclosures

                                                      - Pond lining and        - High productivity and
                                                        containers for oil       low-cost structure
                                                        exploration
                         -----------------------------------------------------------------------------------------------------------
                         - High-altitude research     - NASA                   - Sole source in US for    - New commercial
                           balloons                                              scientific balloons        applications could
                                                      - Universities                                        spur growth
                                                                               - Worldwide reputation for
                                                                                 leadership
------------------------------------------------------------------------------------------------------------------------------------
ELECTRONIC SYSTEMS       - Electronics manufacturing  - Primarily industrial   - Advanced manufacturing,  - Higher margins based on
Sales:                     services (EMS)               OEMs in North America    technology                 better customer mix and
FY02 - $32 million                                                                                          productivity
FY01 - $32 million                                    - Fortune 500 companies  - Full-service provider,
FY00 - $30 million                                      that contract their      from engineering and     - Substantial topline
                                                        small-volume, high-mix   manufacturing to           growth based on
                                                        production               customer service           outsourcing trend

                                                                               - ISO 9001                 - Customer emphasis on
                                                                                                            fewer suppliers with
                                                                                                            turnkey capabilities and
                                                                                                            financial strength
------------------------------------------------------------------------------------------------------------------------------------
AEROSTAR                 - Custom-shaped advertising  - Promotional and        - Best technology in       - Growth in advertising
Sales:                     inflatables                  advertising markets in   advertising inflatables    and promotional markets
FY02 - $16 million                                      US including Disney                                 for custom inflatables
FY01 - $25 million       - Hot-air sport balloons       and Macy's             - Reputation for innovation
FY00 - $28 million                                                               and quality              - Cost reductions to
                         - Specialized sewing         - Recreational ballooning                             enhance profitability
                           applications                                        - Market leader in sport
                                                      - Service uniforms and     balloons
                                                        defense applications
------------------------------------------------------------------------------------------------------------------------------------


                                                        Raven 2002 Annual Report

ELEVEN-YEAR FINANCIAL SUMMARY

                                                                   For the years ended January 31
----------------------------------------------------------------------------------------------------------
Dollars in thousands, except per-share data                  2002            2001            2000
----------------------------------------------------------------------------------------------------------
OPERATIONS FOR THE YEAR
Net sales
  Ongoing operations ...................................   $112,018        $113,360        $107,862
  Sold operations(a) ...................................      6,497          19,498          42,523
    Total ..............................................    118,515         132,858         150,385
Gross profit ...........................................     23,851          21,123          24,217
Operating income
  Ongoing operations ...................................     13,906            9,907          8,521
  Nonrecurring charges, net ............................       (118)(b)       (2,490)(c)       (550)
  Sold operations(a) ...................................       (613)           3,331(d)       2,606(e)
    Total ..............................................     13,175           10,748(d)      10,577(e)
Income before income taxes .............................     13,565           10,924(d)      10,503(e)
Net income .............................................   $  8,847        $   6,411(d)    $  6,762(e)
Net income % of sales ..................................        7.5%             4.8%           4.5%
Net income % of beginning equity .......................       18.4%            11.8%          10.9%
Cash dividends .........................................   $  2,371        $   2,399       $  2,895
FINANCIAL POSITION
Current assets .........................................   $ 45,308        $  51,817       $ 55,371
Current liabilities ....................................     13,810           13,935         14,702
Working capital ........................................   $ 31,498        $  37,882       $ 40,669
Current ratio ..........................................       3.28             3.72           3.77
Property, plant and equipment ..........................   $ 14,059        $  11,647       $ 15,068
Total assets ...........................................     67,836           65,656         74,047
Long-term debt, less current portion ...................        280            2,013          3,024
Shareholders' equity, ..................................   $ 52,032        $  47,989       $ 54,519
Long-term debt/total capitalization ....................        0.5%             4.0%           5.3%
Inventory turnover (CGS/year-end inventory) ............        5.0              5.9            5.2
CASH FLOWS PROVIDED BY (USED IN)
Operating activities ...................................   $ 18,496        $   9,441       $ 10,375
Investing activities ...................................    (13,152)           9,752          6,323
Financing activities ...................................     (8,539)         (14,227)       (16,326)
Increase (decrease) in cash ............................     (3,195)           4,966            372
COMMON STOCK DATA
Net income per share--basic ............................   $   1.90        $    1.24       $   1.03
Net income per share--diluted ..........................       1.86             1.24           1.03
Cash dividends per share ...............................       0.51             0.47           0.44
Book value per share ...................................      11.30            10.13           9.28
Stock price range during year
  High .................................................   $  23.50        $   13.91       $  12.17
  Low ..................................................   $  12.08        $    7.50       $   9.00
Shares outstanding, year-end (in thousands).............      4,606            4,739          5,874
Number of shareholders, year-end .......................      2,387            2,460          2,749
OTHER DATA
EBITDA .................................................   $ 16,870        $  14,415       $ 15,461
EBITDA % of sales ......................................       14.2%            10.8%          10.3%
Average number of employees ............................        838            1,043          1,320
Sales per employee .....................................   $    141        $     127       $    114
Backlog ................................................   $ 33,834        $  38,239       $ 44,935
----------------------------------------------------------------------------------------------------------

All per-share, shares outstanding and market price data reflect the July 2001 three-for-two stock split. All other figures are as reported.
EBITDA is determined as operating income plus depreciation, amortization and the acquired in-process research and development charge.

(a) During the third quarter of fiscal 2001, the company sold its Plastic Tank Division. In fiscal year 2000 and 1996, the company sold its Glasstite and Astoria businesses, respectively. The company's Beta Raven Industrial Controls Division is currently held for sale. Sales and operating income for all periods have been adjusted to reflect these business dispositions.
(b) Represents a $550,000 acquired in-process research and development charge, partially offset by a net gain on business repositioning activities. (See Notes 4 and 5).

                                     For the years ended January 31
----------------------------------------------------------------------------------------------------------------
 1999(h)       1998(h)         1997(h)       1996(h)       1995(h)         1994(h)       1993(h)       1992(h)
----------------------------------------------------------------------------------------------------------------
$ 108,408     $ 104,489       $ 101,869     $  84,379     $  87,458       $  88,608     $  85,181     $  76,943
   46,798        47,679          39,576        38,010        35,889          34,279        27,367        24,853
  155,206       152,168         141,445       122,389       123,347         122,887       112,548       101,796
   24,441        24,929          25,287        22,660        23,968          23,574        21,048        19,109

    8,220         9,555           9,321         7,692        10,470           8,054         7,758         7,691

    1,453         1,007           2,650         1,869           466(g)        2,386         1,388           447
    9,673        10,562          11,971         9,561        10,936          10,440         9,146         8,138
    9,649        12,540(f)       11,915         9,566         9,372          10,638         9,182         8,067
$   6,182     $   8,062(f)    $   7,688     $   6,197     $   6,088       $   6,954     $   6,030     $   5,306
      4.0%          5.3%            5.4%          5.1%          4.9%            5.7%          5.4%          5.2%
     10.0%         14.2%           15.6%         13.6%         14.8%           19.6%         19.7%         20.2%
$   2,944     $   2,709       $   2,367     $   2,130     $   1,843       $   1,545     $   1,316     $   1,165

$  60,279     $  57,285       $  56,696     $  45,695     $  43,795       $  45,037     $  42,476     $  34,798
   15,128        17,816          20,016        14,771        15,078          16,088        15,253        11,284
$  45,151     $  39,469       $  36,680     $  30,924     $  28,717       $  28,949     $  27,223     $  23,514
     3.98          3.22            2.83          3.09          2.90            2.80          2.78          3.08
$  19,563     $  19,817       $  18,142     $  18,069     $  18,570       $  13,371     $  10,457     $   9,947
   83,657        82,066          80,662        67,553        65,636          60,597        54,813        46,528
    4,572         1,128           3,181         2,816         4,179           2,539         3,224         3,676
$  62,293     $  61,563       $  56,729     $  49,151     $  45,526       $  41,100     $  35,530     $  30,601
      6.8%          1.8%            5.3%          5.4%          8.4%            5.8%          8.3%         10.7%
      4.9           4.8             4.5           4.1           4.4             4.4           3.8           4.2

$   8,326     $   9,274       $   7,088     $   9,687     $   7,452       $  11,257     $   3,475     $   7,489
   (3,127)       (4,979)         (5,090)       (4,158)      (10,000)         (5,908)       (3,107)       (3,886)
   (2,714)       (4,884)         (2,363)       (4,029)          406          (2,042)       (1,659)       (2,518)
    2,485          (589)           (365)        1,500        (2,142)          3,307        (1,291)        1,085

$    0.87     $    1.11       $    1.08     $    0.87     $    0.86       $    0.99     $    0.87     $    0.77
     0.87          1.10            1.07          0.87          0.85            0.97          0.85          0.75
     0.41          0.37            0.33          0.30          0.26            0.22          0.19          0.16
     8.85          8.51            7.82          6.95          6.41            5.84          5.07          4.42

$   15.17     $   17.17       $   15.67     $   13.83     $   16.33       $   15.67     $   14.33     $   10.56
$   10.17     $   13.08       $   10.67     $   10.33     $   12.00       $   12.00     $    9.22     $    5.33
    7,041         7,236           7,253         7,074         7,103           7,041         7,014         6,944
    3,014         3,221           3,011         3,190         3,031           3,173         3,147         2,775

$  14,806     $  15,699       $  16,537     $  13,803     $  12,718       $  13,337     $  11,809     $  10,675
      9.5%         10.3%           11.7%         11.3%         10.3%           10.9%         10.5%         10.5%
    1,445         1,511           1,387         1,368         1,414           1,435         1,316         1,252
$     107     $     101       $     102     $      89     $      87       $      86     $      86     $      81
$  47,431     $  47,154       $  38,102     $  32,539     $  29,661       $  36,403     $  49,033     $  48,200
----------------------------------------------------------------------------------------------------------------

(c) Represents business repositioning charges, net of gains on plant sales, primarily in Electronic Systems Division and Aerostar (See Note 5).
(d) Includes the $3.1 million pretax gain ($1.4 million net of tax) on the sale of the company's Plastic Tank Division (See Note 5).
(e) Includes the $1.2 million pretax gain ($764,000 net of tax) on the sale of assets of the company's Glasstite subsidiary (See Note 5).
(f) Includes the $1.8 million pretax gain ($1.2 million net of tax) on sale of an investment in an affiliate.
(g) Includes $1.8 million of business repositioning charges at the company's Beta Raven Industrial Controls Division.
(h)  Amounts for these years are unaudited.


                                                        Raven 2002 Annual Report

BUSINESS SEGMENTS

                                                                                For the years ended January 31
                                                    --------------------------------------------------------------------------------
Dollars in thousands                                   2002          2001              2000        1999(g)      1998(g)      1997(g)
                                                    --------------------------------------------------------------------------------
ELECTRONIC SYSTEMS DIVISION
Sales ...........................................   $  32,289     $  32,039         $  30,176     $  24,958    $  23,968  $  22,133
Operating income (loss) .........................       2,264          (542)(b)         1,632         2,322        3,319      1,971
Assets ..........................................      13,910        15,359            18,846        15,591       12,994     11,055
Capital expenditures ............................         774         1,492             1,168         1,399        1,614        660
Depreciation & amortization .....................       1,101         1,089             1,032           959          834        815

FLOW CONTROLS DIVISION
Sales ...........................................   $  23,178     $  16,758         $  13,520     $  15,311    $  16,852  $  16,689
Operating income ................................       5,509(a)      3,985             2,873         2,810        3,829      4,264
Assets ..........................................      20,313         9,578             7,096         8,553       10,679     10,370
Capital expenditures ............................         677           327               202           501          210        316
Depreciation & amortization .....................         443           353               351           329          322        284

ENGINEERED FILMS DIVISION
Sales ...........................................   $  40,280     $  40,004         $  35,889     $  32,514    $  28,322  $  26,625
Operating income ................................       9,886         8,810             7,464         5,836        3,336      3,751
Assets ..........................................      14,847        13,031            13,472        13,177       13,504     13,107
Capital expenditures ............................       3,182           674               792           566        1,511      1,576
Depreciation & amortization .....................       1,085         1,033             1,075         1,136        1,140        877

AEROSTAR
Sales ...........................................   $  16,271     $  24,559         $  28,277     $  35,625    $  35,347  $  36,422
Operating income ................................       1,278         1,583             2,092         2,724        4,300      4,543
Assets ..........................................       5,994         7,361            11,307        14,446       14,065     14,934
Capital expenditures ............................         252           122               117           308          556        353
Depreciation & amortization .....................         263           280               372           464          489        528

BUSINESSES SOLD AND FOR SALE
Sales ...........................................   $   6,497     $  19,498         $  42,523     $  46,798    $  47,679  $  39,576
Operating income (loss)(e) ......................        (613)        3,331(c)          2,606(d)      1,453        1,007      2,650
Assets ..........................................       1,102         4,805            13,475        22,048       22,693     22,451
Capital expenditures ............................          52           246             1,172         1,585        2,217        997
Depreciation & amortization .....................          76           718             1,831         2,004        2,136      1,833

CORPORATE & OTHER(f)
Operating (loss) ................................   $  (5,149)    $  (6,419)        $  (6,090)    $  (5,472)   $  (5,229) $  (5,208)
Assets ..........................................      11,670        15,522             9,851         9,842        8,131      8,745
Capital expenditures ............................         157           229               188           247          433        107
Depreciation & amortization .....................         177           194               223           241          216        229

TOTAL COMPANY
Sales ...........................................   $ 118,515     $ 132,858         $ 150,385     $ 155,206    $ 152,168  $ 141,445
Operating income ................................      13,175(a)     10,748(b,c)       10,577(d)      9,673       10,562     11,971
Assets ..........................................      67,836        65,656            74,047        83,657       82,066     80,662
Capital expenditures ............................       5,094         3,090             3,639         4,606        6,541      4,009
Depreciation & amortization .....................       3,145         3,667             4,884         5,133        5,137      4,566
------------------------------------------------------------------------------------------------------------------------------------

(a) Includes a $550,000 in-process research and development charge, related to the Starlink acquisition.
(b) Includes $1.8 million of business repositioning charges in the Electronic Systems Division and $2.5 million for the total company (See Note 5).
(c) Includes a $3.1 million pretax gain on the sale of the company's Plastic Tank Division (See Note 5).
(d) Includes a $1.2 million pretax gain on the sale of the company's Glasstite business (See Note 5).
(e) Operating income for businesses sold and for sale includes administrative expenses directly attributable to the sold business.
(f) Operating loss consists of administrative expenses-- assets are principally cash, investments, deferred taxes and notes receivable.
(g)  Amounts for 1999, 1998 and 1997 are unaudited.

FINANCIAL REVIEW AND ANALYSIS

RESULTS OF OPERATIONS: MARGIN ANALYSIS

The following table presents comparative financial performance for the past three years:

                                                                         For the years ended January 31
                                           --------------------------------------------------------------------------------------
                                                        2002                          2001                          2000
                                           --------------------------------------------------------------------------------------
                                                          %      %                      %      %                      %      %
In thousands, except per-share data        As Reported  Sales  Change    As Reported  Sales  Change    As Reported  Sales  Change
                                           --------------------------------------------------------------------------------------
Net sales .................................  $118,515   100.0   -10.8      $132,858   100.0   -11.7      $150,385   100.0   - 3.1
Gross profit ..............................    23,851    20.1   +12.9        21,123    15.9   -12.8        24,217    16.1   - 0.9
Operating expenses ........................    11,043     9.3   -20.5        13,883    10.4   - 6.4        14,826     9.9   + 0.4
Gain on sale of businesses and assets .....      (367)                       (3,508)                       (1,186)
Operating income ..........................    13,175    11.1   +22.6        10,748     8.1   + 1.6        10,577     7.0   + 9.3
Income before income taxes ................    13,565    11.4   +24.2        10,924     8.2   + 4.0        10,503     7.0   + 8.9
Income taxes ..............................     4,718     4.0   + 4.5         4,513     3.4   +20.6         3,741     2.5   + 7.9
Net income ................................  $  8,847     7.5   +38.0      $  6,411     4.8   - 5.2      $  6,762     4.5   + 9.4
Net income per share - diluted ............  $   1.86           +50.0      $   1.24           +20.4      $   1.03           +18.4
Effective income tax rate .................      34.8%          -15.8          41.3%          +16.0          35.6%          - 0.9
---------------------------------------------------------------------------------------------------------------------------------

The following table presents selected financial statement data, excluding the results of businesses sold and for sale and certain nonrecurring charges:

                                                                         For the years ended January 31
                                           ---------------------------------------------------------------------------------------
                                                      2002 ONGOING OPERATIONS                      2001 Ongoing Operations
                                           ---------------------------------------------------------------------------------------
                                             Adjustments                  %        %       Adjustments                %       %
In thousands                               to as reported   Results     Sales    Change  to as reported  Results    Sales   Change
                                           ---------------------------------------------------------------------------------------
Net sales .................................  $  6,497      $112,018     100.0     - 1.2     $19,498     $113,360    100.0    + 5.1
Gross profit ..............................      (276)       24,127      21.5     +14.5          50       21,073     18.6    + 6.6
Operating expenses ........................       822        10,221       9.1     - 8.5       2,717       11,166      9.9    - 0.7
Gain on sale of businesses and assets .....      (367)           --                          (3,508)          --
Operating income ..........................      (731)       13,906      12.4     +40.4         841        9,907      8.7    +16.3
Income before income taxes ................      (731)       14,296      12.8     +41.8         844       10,080      8.9    +19.6
Income taxes ..............................      (254)        4,972       4.4     +38.1         914        3,599      3.2    +20.0
Net income ................................  $   (477)     $  9,324       8.3     +43.9     $   (70)    $  6,481      5.7    +19.4
----------------------------------------------------------------------------------------------------------------------------------
                                             For the years ended January 31
                                           ----------------------------------
                                                  2000 Ongoing Operations
                                           ----------------------------------
                                            Adjustments                   %
In thousands                               to as reported   Result      Sales
                                           ----------------------------------
Net sales .................................   $42,523      $107,862     100.0
Gross profit ..............................     4,452        19,765      18.3
Operating expenses ........................     3,583        11,243      10.4
Gain on sale of businesses and assets .....    (1,186)           --
Operating income ..........................     2,056         8,521       7.9
Income before income taxes ................     2,075         8,428       7.8
Income taxes ..............................       741         3,000       2.8
Net income ................................   $ 1,334      $  5,428       5.0
-----------------------------------------------------------------------------

PERFORMANCE OF ONGOING OPERATIONS

Results as reported include a number of items the company believes are not relevant to future cash flows or operating results. Ongoing operations exclude the operations of and gains on sale of the Glasstite subsidiary which was sold in October 1999, the Plastic Tank Division which was partially sold in August 2000 and closed in November 2001 and the results of the Industrial Controls Division of Beta Raven which is held for sale. Ongoing results also exclude the nonrecurring gains and losses related to repositioning the company's businesses and acquisition-related charges. The items excluded from ongoing results cause this presentation to not be in conformity with accounting principles generally accepted in the United States of America. Discussions of operating performance in this document generally relate to ongoing operations unless otherwise indicated.

A strong performance from new products in the Flow Controls Division was key to the company's success in fiscal 2002. Profit improvement in the Electronic Systems and Engineered Films divisions also contributed to record fiscal 2002 profitability. Sales from ongoing operations were down 1.2%, at $112.0 million. A planned drop in Aerostar outerwear sales accounted for an $8.3 million reduction in revenues, while deliveries from the Flow Controls Division were up 38%. Lower operating expenses resulted from reduced spending at the corporate level for administrative costs. Ongoing operating income increased 40%, to $13.9 million. Net income was up $2.8 million in fiscal 2002, reaching $9.3 million.

Fiscal 2001 sales from ongoing businesses were $113.4 million and were 5.1% higher than the $107.9 million sales figure in fiscal 2000. Sales in our important growth segments; Electronic Systems, Flow Controls and Engineered Films, exceeded fiscal 2000 levels. New product offerings generated growth in the Flow Controls Division. Engineered Films growth came from strong construction and oil exploration markets. New contracts in an expanding market created growth in the Electronic Systems Division. Aerostar segment sales fell below the prior year's level due to weakness in the markets it serves. Ongoing operating income was $9.9 million, 16.3% higher than the comparable figure in fiscal 2000. The favorable profit impact of higher sales and lower operating expenses raised operating income as a percent of sales. As a result, net income from ongoing operations increased from $5.4 million in fiscal 2000 to $6.5 million in fiscal 2001.
                                                        Raven 2002 Annual Report

DIVESTITURES AND OTHER REPOSITIONING ACTIVITIES

The company has taken important steps to reposition its business over the last three years. The company's Beta Raven Industrial Controls Division is currently held for sale. Most of the company's plastic tank operation was sold in August 2000. The company's remaining tank facility in Tacoma, WA was closed in November 2001. In October 1999, the Glasstite pickup-truck topper business was sold. Sales of these businesses resulted in pretax gains of $3.1 million in fiscal 2001 and $1.2 million in fiscal 2000. In addition, the company's effective income tax rate in fiscal 2001 of 41.3% reflects the impact of a non-deductible goodwill disposition related to the sale of the plastic tank operation.

In fiscal 2002, the only significant one-time charge to ongoing operations was to write off in-process research and development related to the acquisition of Starlink in the fourth quarter. The in-process research and development related to a project to develop the Invicta GPS receiver, which is scheduled for release in the second half of fiscal 2003. A $550,000 charge to cost of goods sold in the Flow Controls segment was required because the project had not reached technological feasibility. The Electronic Systems Division recorded a net $18,000 favorable adjustment to prior year repositioning accruals. The Beta Raven Industrial Controls Division incurred $249,000 of costs to reposition its operations, including the closing of its Alabama facility. These Beta Raven costs impacted the reported cost of goods sold in the Businesses Sold and For Sale segment.

For fiscal 2001, inventory write-downs and severances totaled approximately $3.0 million (of which $84,000 relates to the held-for-sale Beta Raven Industrial Controls Division) and were offset by $393,000 of gains on the sale of sewing plants. These nonrecurring charges included $1.7 million in cost of sales and $130,000 in operating expenses for the Electronic Systems Division. The Flow Controls Division and Beta Raven incurred cost-of-sales charges of $238,000 and $84,000, respectively. Charges in fiscal 2001 were primarily excess and obsolete inventory from restructuring the customer base in the Electronic Systems Division and Beta Raven and discontinuing certain ultrasonic products in the Flow Controls Division. Additional nonrecurring charges incurred in fiscal 2001 included obsolete inventory due to discontinued apparel lines, severance and other costs from the combination of the former Raven Sportswear Division into Aerostar. These charges totaled $823,000 ($767,000 in the fourth quarter), of which $344,000 was charged to cost of sales and $479,000 was charged to corporate and other operating expenses.

In fiscal 2000, nonrecurring charges were $800,000 (of which $250,000 related to the now sold Plastic Tank Division). These cost-of-sales charges were primarily for obsolete and excess inventory identified by new management in the Electronic Systems Division ($300,000) and Aerostar's specialty apparel operations ($250,000).

Beta Raven Industrial Controls Division sales were $3.0 million, $3.3 million and $5.2 million in fiscal 2002, 2001, and 2000, respectively. Sales for the Plastic Tank Division were $3.5 million in fiscal 2002, $16.2 million in fiscal 2001 and $19.6 million in fiscal 2000. Glasstite pickup-truck topper sales in fiscal 2000 were $17.7 million. Fiscal 2002 results included an operating loss of $613,000 for businesses sold and for sale. In fiscal 2001, operating income for the businesses sold and for sale, was $3.3 million, including a $3.1 million gain on sale. Operating income for these businesses in fiscal 2000, including a $1.2 million asset sales gain, was $2.6 million.

PERFORMANCE OF OPERATIONS - AS REPORTED

Consolidated sales from all businesses in fiscal 2002 were $118.5 million, compared to $132.9 million and $150.4 million in fiscal 2001 and fiscal 2000, respectively. Sales from businesses sold and for sale were $6.5 million in fiscal 2002, $19.5 million in fiscal 2001 and $42.5 million in fiscal 2000. Nearly all the assets of the Plastic Tank Division were sold in August 2000 and the Glasstite pickup-truck topper business was sold in October 1999. Total net income, including the impact of sold and for sale operations, nonrecurring charges and gains on sales of businesses and assets, reached a record $8.8 million or $1.86 per diluted share in fiscal 2002. In fiscal 2001 net income was $6.4 million and in fiscal 2000 it was $6.8 million. Net income per diluted share was $1.24 per share in fiscal 2001 and $1.03 in fiscal 2000 as the number of diluted shares declined from 6.6 million in fiscal 2000 to 5.2 million in fiscal 2001 and 4.7 million in fiscal 2002.

By divesting itself of underperforming assets, the company's management has focused on improving profitability in its core businesses. In fiscal 2002, the company's return was 18.4% on beginning equity and 7.5% on sales. The company completed two strategic acquisitions, repurchased 173,309 shares of its common stock for a total of $2.8 million, paid record per-share dividends, prepaid its long-term debt and continued to invest in its ongoing businesses. The company also split its stock on a 3-for-2 basis during fiscal 2002.

                          2002    2001    2000   1999    1998    1997
----------------------------------------------------------------------
Net income as % of
  Sales ................   7.5%    4.8%    4.5%   4.0%    5.3%    5.4%
  Average assets .......  13.3%    9.2%    8.6%   7.4%    9.9%   10.4%
  Beginning equity .....  18.4%   11.8%   10.9%  10.0%   14.2%   15.6%
----------------------------------------------------------------------

SEGMENT ANALYSIS

SALES AND OPERATING INCOME BY SEGMENT

                               2002                2001                 2000
                        ----------------------------------------------------------
                                    %                    %                    %
Dollars in thousands     amount   change     amount    change     amount    change
                        ----------------------------------------------------------
SALES
Flow Controls .......   $ 23,178   +38.3    $ 16,758    +23.9    $ 13,520    -11.7
Engineered Films ....     40,280   + 0.7      40,004    +11.5      35,889    +10.4
Electronic Systems ..     32,289   + 0.8      32,039    + 6.2      30,176    +20.9
Aerostar ............     16,271   -33.7      24,559    -13.1      28,277    -20.6
                        --------            --------             --------
ONGOING OPERATIONS
  TOTAL .............    112,018   - 1.2     113,360    + 5.1     107,862    - 0.5
Businesses
  Sold and For Sale .      6,497   -66.7      19,498    -54.1      42,523    - 9.1
                        --------            --------             --------
Total (as reported) .   $118,515   -10.8    $132,858    -11.7    $150,385    - 3.1
                        ========            ========             ========
                                   2002                2001                 2000
                            ----------------------------------------------------------
                                        %                    %                    %
Dollars in thousands         amount   sales      amount    sales      amount    sales
                            ----------------------------------------------------------
OPERATING INCOME
  (LOSS)
Flow Controls ...........   $ 6,059     26.1    $ 4,223     25.2     $ 2,873     21.3
Engineered Films ........     9,886     24.5      8,810     22.0       7,464     20.8
Electronic Systems ......     2,246      7.0      1,280      4.0       1,932      6.4
Aerostar ................       864      5.3      1,534      6.2       2,342      8.3
Corporate expenses ......    (5,149)             (5,940)              (6,090)
                            -------             -------              -------
ONGOING OPERATIONS
  TOTAL .................    13,906     12.4      9,907      8.7       8,521      7.9
Businesses Sold and
  For Sale ..............      (613)              3,331                2,606
Nonrecurring charges(a) .      (118)             (2,490)                (550)
                            -------             -------              -------
Total (as reported) .....   $13,175     11.1    $10,748      8.1     $10,577      7.0
                            =======             =======              =======

(a) Nonrecurring charges are separately stated in the above table as the company does not believe them to be relevant to future cash flows or operating results. However, the reported segment data on page 12 reflect nonrecurring charges in the segment to which they apply.

FLOW CONTROLS

FISCAL 2002 VERSUS FISCAL 2001

The Flow Controls Division (FCD) provides electronic speed and Global Positioning System (GPS)-based, location-compensated application-control products for the agriculture, golf course and DOT (department of transportation) markets. Sales in fiscal 2002 were $23.2 million, up 38.3% over fiscal 2001 levels. The acceptance of new product introductions, including a special order for chemical injection systems, increased deliveries. In the fourth quarter of fiscal 2002, deliveries under that special order were $2.0 million, up $1.0 million from a similar order delivered in the fourth quarter of fiscal 2001. Gross profit rates on new product introductions were slightly lower than existing products, but the relatively strong sales growth pushed ongoing operating income to a record high. Gross profit rates, excluding nonrecurring charges, were 32.9% in fiscal 2002 and 34.3% in fiscal 2001. Fiscal 2002 ongoing operating income of $6.1 million was 43.5% higher than in fiscal 2001.

FISCAL 2001 VERSUS FISCAL 2000

Fiscal 2001 sales reached $16.8 million, 23.9% over fiscal 2000. The sales increase is primarily the result of new product introductions and a comprehensive marketing campaign that increased FCD's market share in the industries it serves. Gross profits, excluding non-recurring charges, increased $1.7 million in fiscal 2001 to $5.7 million. The strong sales volume, increased manufacturing efficiencies through process improvements and material cost reductions were the main contributors to a gross profit margin increase from 29.9% to 34.3% in fiscal 2001. Operating income, excluding non-recurring charges, of $4.2 million was $1.3 million over the $2.9 million figure in fiscal 2000. Marketing expenses increased $363,000 from fiscal 2000, primarily due to advertising, trade show and literature expenses. Operating income, excluding nonrecurring charges, increased to 25.2% of sales, an increase of almost four percentage points from fiscal 2000.

PROSPECTS

The Flow Controls Division acquired Starlink in December 2001 for $7.9 million. Starlink is a developer of GPS technology for agricultural and other niche markets. Starlink was a key supplier of a number of the new products introduced over the past

                            [FLOW CONTROLS BAR GRAPH]

FLOW CONTROLS

                           NET SALES                                     ONGOING OPERATING INCOME
                       ($ IN MILLIONS)                                        ($ IN MILLIONS)
2000                         13.52                                                 2.873
2001                        16.758                                                 4.223
2002                        23.178                                                 6.059


                                                        Raven 2002 Annual Report
two years by FCD. The overall agricultural market remains weak and management anticipated relatively flat sales and profits absent the acquisition. Starlink is expected to add more than $5 million to the sales figures in fiscal 2003 and the division will capture additional gross profit on product formerly supplied to it by Starlink.

ENGINEERED FILMS

FISCAL 2002 VERSUS FISCAL 2001

The Engineered Films Division (EFD) provides reinforced plastic sheeting, primarily to the construction, oil exploration and manufactured housing industries, and manufactures scientific research balloons. Sales in fiscal 2002 of $40.3 million were slightly higher than the $40.0 million in fiscal 2001. Strength in pit lining for oil exploration was strong in the first half of fiscal 2002, but softened in the second half. Demand for construction film in the fourth quarter of fiscal 2002 was slowed by mild weather. Deliveries of scientific research balloons were $4.5 million, down 3% from fiscal 2001. Favorable trends in material pricing, along with improved throughput in key manufacturing areas improved profitability over fiscal 2001 levels. Gross profit rates increased from 26.3% in fiscal 2001 to 29.1% in fiscal 2002. Record operating income of $9.9 million in fiscal 2002 was 12% higher than in fiscal 2001.

FISCAL 2001 VERSUS FISCAL 2000

Sales in fiscal 2001 were $40.0 million, a $4.1 million increase over fiscal 2000. The sales increases were primarily from increased and construction industries. Pit lining demand increased due to increased domestic oil production and construction enclosure demand increased due to an early winter across much of the country. Sales of scientific research balloons declined $420,000 from $5.0 million in fiscal 2000, but gross profits rose from $1.3 million in fiscal 2000 to $1.5 in fiscal 2001. Final delivery of NASA prototype balloon products occurred in the fourth quarter of fiscal 2001. EFD's gross profits in fiscal 2001 were $10.5 million, a $1.5 million increase from fiscal 2000. The gross profit rate increase of 1.3 points to 26.3% in fiscal 2001 was due primarily to increased manufacturing efficiencies and sales increases of relatively higher margin construction and oil exploration industry products. EFD's operating income in fiscal 2001 was $8.8 million and exceeded fiscal 2000 by $1.3 million.

                          [ENGINEERED FILMS BAR GRAPH]

ENGINEERED FILMS

                           NET SALES                                     ONGOING OPERATING INCOME
                       ($ IN MILLIONS)                                        ($ IN MILLIONS)
2000                          35.889                                                7.464
2001                          40.004                                                8.81
2002                          40.28                                                 9.886

PROSPECTS

After capital expenditures of $3.2 million in fiscal 2002, management will invest an additional $5 million in the Engineered Films Division in fiscal 2003. New extrusion equipment is expected to come online in the fall of 2002. These equipment additions are expected to broaden EFD's product offerings and expand sales. Sales growth in the 10% range is expected. The higher depreciation burden and costs of entering new markets is expected to substantially offset the profit impact of the higher sales in fiscal 2003.

ELECTRONIC SYSTEMS

FISCAL 2002 VERSUS FISCAL 2001

The Electronic Systems Division (ESD) provides electronics manufacturing services (EMS) primarily to North American original equipment manufacturers (OEM's). Results for ESD include the operations of its St. Louis facility, which until August 2001 was a division of the company's Beta Raven subsidiary. Prior years' results have been reclassified to maintain comparability. Revenues of $32.3 million in fiscal 2002 compared to $32.0 million in fiscal 2001. The repositioning of the division in fiscal 2001 reduced the division's customer base by 50%, mitigating the impact of growth with continuing accounts. Gross profit rates improved from 6.3% in fiscal 2001 to 8.8% in fiscal 2002. The better focus created by repositioning combined with streamlined workflow in our new Sioux Falls, SD facility improved manufacturing efficiencies. As a result, ongoing operating income increased by 75%, from $1.3 million in fiscal 2001 to $2.2 million in fiscal 2002.

                         [ELECTRONIC SYSTEMS BAR GRAPH]

ELECTRONIC SYSTEMS

                           NET SALES                                     ONGOING OPERATING INCOME
                       ($ IN MILLIONS)                                        ($ IN MILLIONS)
2000                          30.176                                                1.932
2001                          32.039                                                1.28
2002                          32.289                                                2.246


FISCAL 2001 VERSUS FISCAL 2000

Sales for ESD were up $1.9 million over fiscal 2000, reaching $32.0 million in fiscal 2001. ESD delivered $2.1 million of secure telecommunication products on its multi-year contract with General Dynamics in the fourth quarter. Gross profits, excluding nonrecurring charges of $2.0 million, trailed fiscal 2000 by $795,000. The division moved into a new production facility during fiscal 2001 and re-evaluated its customer base, reducing the number of customers by nearly 50%. Both of these efforts caused manufacturing inefficiencies, increased production costs and reduced gross profits in the second and third quarters of fiscal 2001. The gross profit rate, excluding nonrecurring charges, was 6.3% compared to 9.3% in fiscal 2000. The repositioning efforts combined with special shipments benefited the division in the fourth quarter of fiscal 2001 and the division returned a gross profit of $1.3 million or 14.1% of sales in that quarter. ESD's operating income, excluding nonrecurring charges, for fiscal 2001 was $1.3 million compared to $1.9 million in fiscal 2000.

PROSPECTS

The division purchased System Integrators in December 2001 for approximately $1.4 million. This company was moved to ESD's existing facility in the St. Louis area. System Integrators customers are expected to add another $5 million to sales in fiscal 2003. In addition, the division's existing customers expect to grow in the 7-12% range over the coming year. Better utilization of capacity and improvements to manufacturing efficiency are also expected to continue, improving gross profit rates.

AEROSTAR

FISCAL 2002 VERSUS FISCAL 2001

The Aerostar segment manufactures inflatable display products and hot-air sport balloons and performs specialized sewing operations on a contract basis. With the closing of two sewing plants late in fiscal 2001, a decline in demand for outerwear sewing contracts was anticipated. As expected, Aerostar sales declined from $24.6 million in fiscal 2001 to $16.3 million in fiscal 2002. Efficiencies suffered as products were transferred between facilities. Fourth-quarter results in fiscal 2002 were also negatively impacted by approximately $228,000 of inventory writedowns related to continued loss of customers. Despite a slight overall improvement in gross margin rates, from 11.4% to 11.9%, ongoing operating income fell from $1.5 million in fiscal 2001 to $864,000 in fiscal 2002.
                              [AEROSTAR BAR GRAPH]

AEROSTAR

                           NET SALES                                     ONGOING OPERATING INCOME
                       ($ IN MILLIONS)                                        ($ IN MILLIONS)
2000                          28.277                                                  2.342
2001                          24.559                                                  1.534
2002                          16.271                                                  0.864

FISCAL 2001 VERSUS FISCAL 2000

Aerostar sales in fiscal 2001 were $24.6 million compared to $28.3 million in fiscal 2000. Inflatable and hot-air sales reached $5.5 million and were up slightly from fiscal 2000. However, specialty apparel sales fell to $19.1 million in fiscal 2001 from $23.3 million in fiscal 2000. The sales decline was primarily due to the sale of Aerostar's proprietary skiwear line at the end of fiscal 2000 and a declining market share of hunting outerwear products due to foreign competition. In the fourth quarter of fiscal 2001, two of the segment's five sewing plants were closed to reduce manufacturing capacity because of the continuing sales decline. Gross profits, excluding nonrecurring charges, of $2.8 million were $1.1 million below fiscal 2000. Hot-air and inflatable margins increased due to aggressive product pricing and manufacturing efficiency improvements. Specialty apparel gross profit declines are primarily the result of the sale of the proprietary skiwear line that carried higher gross margins than the remaining contract lines but required higher working capital investments. Operating profits, excluding nonrecurring charges, of $1.5 million were $808,000 below the $2.3 million level in fiscal 2000.

PROSPECTS

Sales are expected to continue to decline at Aerostar, but by less than $2 million in fiscal 2003. Sales of inflatable and other advertising products are expected to increase. With a more stable sales base, efficiency and profitability are expected to improve. This improvement is expected to be substantially offset by higher aviation insurance premiums for hot-air balloon products.

EXPENSES, INCOME TAXES, AND OTHER

FISCAL 2002 VERSUS FISCAL 2001

Corporate expenses, primarily administrative expenses, were $5.1 million in fiscal 2002, down from $5.9 million in fiscal 2001. Reduced administrative staff accounted for the improvement. Interest expense of $129,000 in fiscal 2002 was down due to lower long-term debt levels. Interest income, included in other income, was $573,000 in fiscal 2002 as compared to $468,000 one year earlier. Higher average invested cash balances were partially offset by lower interest rates. The company's effective tax rate of 34.8% in fiscal 2002 was lower than the fiscal 2001 rate, excluding non-recurring charges, of 35.7%. The fiscal 2001 rate, as reported, of 41.3% included a nondeductible goodwill write-off and the fiscal 2002 rate reflected closing operations in, and losses in, states that have a corporate income tax.


                                                        Raven 2002 Annual Report

FISCAL 2001 VERSUS FISCAL 2000

Corporate expenses were $5.9 million in fiscal 2001, excluding non-recurring charges, as compared to $6.1 million in fiscal 2000. The decrease was a result of corporate staff reductions. Interest expense was $258,000, down from $418,000 the previous year due to lower short-term borrowing and long-term debt. Other income increased due to interest earned on the cash proceeds from the Plastic Tank Division asset sale. Interest income was $468,000 in fiscal 2001 compared with $276,000 in fiscal 2000. The effective tax rate increased from 35.6% to 41.3% in fiscal 2001 due to a $1.8 million write-off of nondeductible goodwill. The tax rate used for ongoing operations excludes the impact of the goodwill write-off and was 35.7%.

PROSPECTS

In fiscal 2003, management expects to keep corporate administrative expenses relatively flat. Interest income is forecasted to be lower due to the cash spent on acquisitions and capital projects. The company's effective tax rate should increase to the 35% range due to higher state taxes in fiscal 2003.

ANALYSIS OF FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes cash provided by (used in) the company's business activities for the past three fiscal years:

Dollars in thousands                      2002      2001      2000
                                        ---------------------------
Operating activities ...............    $18,496   $ 9,441   $10,375
Investing activities ...............    (13,152)    9,752     6,323
Financing activities ...............     (8,539)  (14,227)  (16,326)
-------------------------------------------------------------------

OPERATING ACTIVITIES

The company's cash flow from operations totaled $38.3 million over the past three years compared to net income of $22.0 million over the same period. Inventories and accounts receivable, after adjusting for businesses acquired and sold, decreased $6.0 million in fiscal 2002. Management has instituted incentives to improve working capital utilization. Reducing the customer base in the Electronic Systems Division has also improved inventory turns. Working capital requirements are projected to decline due to increased inventory and accounts receivable turnover rates.

INVESTING ACTIVITIES

In fiscal 2002, the company paid approximately $8.7 million in cash for two acquisitions. In fiscal 2001, the company sold substantially all the assets of its Plastic Tank Division. In addition, the company sold two of its sewing plants and collected additional cash from the fiscal 2000 sale of Glasstite assets. Total cash proceeds from these sales in fiscal 2001 were $12.8 million. Capital expenditures were $5.1 million in fiscal 2002 and $3.1 million in fiscal 2001. The Engineered Films Division acquired additional extrusion capacity and warehouse space, accounting for $3.2 million of the spending. Capital expenditures in fiscal 2002 exceeded depreciation and amortization by $1.9 million. Capital spending is expected to approach $7 million in fiscal 2003. Fiscal 2003 expenditures are again planned primarily for expansion of the Engineered Films product line and are expected to be financed by cash flow from operations.

FINANCING ACTIVITIES AND CREDIT LINES

The company increased its dividend on a per share basis for the fifteenth consecutive year. Cash was also used to repurchase 173,309 shares of company stock at an average price of $16.43. In fiscal 2001, 1.1 million shares of company stock were purchased at an average price of $9.48. Shares were repurchased to return additional cash to the shareholders and increase the leverage of the company's balance sheet. The company may repurchase additional shares, depending upon its internal cash requirements, as authorized by the Board of Directors.

The company used its short-term lines of credit to finance Aerostar's seasonal borrowing needs. Maximum borrowing under the company's line of credit was $1.3 million during fiscal 2002 and the average daily borrowing was $368,000. Short-term borrowing required for fiscal 2003 should again be minimal due to the company's opening cash balance. Management believes its existing credit facility and cash provided by operations will be sufficient to fund its requirements in the coming fiscal year.

CAPITAL STRUCTURE AND LONG-TERM FINANCING

The company prepaid substantially all of its long-term debt in fiscal 2002. The remaining term debt of approximately $400,000 matures over four years and relates primarily to capitalized leases assumed from acquisitions.

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

ACCOUNTING POLICIES AND PRONOUNCEMENTS

KEY ACCOUNTING POLICIES

Key accounting policies for the company are those policies that require the application of judgement when valuing assets and liabilities on the company's balance sheet. The company, other than utilizing operating leases outlined in
Note 8 to the financial statements, does not enter into off balance sheet financing or derivatives.

The company's most difficult accounting decision is determining inventory value at the lower of cost or market. Typically, when a product reaches the end of its life cycle, inventory value declines slowly or the product has alternative uses. Management uses its computerized manufacturing resources planning data to help determine if inventory is slow moving or has become obsolete due to an engineering change. The company has been unable to develop a mathematical model to predict obsolescence, but closely reviews items that have balances in excess of the prior year's requirements or that have been dropped from production requirements. Despite these reviews, technological or strategic decisions, made by management or the company's customers, may result in unexpected excess material. In the Electronic Systems Division, the company typically has recourse to customers for obsolete or excess material. In every operating unit of the company, management must manage obsolete inventory risk. The accounting judgement ultimately made is an evaluation of the success that division management will have in controlling inventory risk and mitigating the impact of obsolescence when it does occur.

Similarly, determining the level of the allowance for doubtful accounts, warranty and self-insurance accruals represent management's best estimate of future events. Historical levels of activity or actuarial assistance may be used in certain circumstances, but knowledge of the current financial climate or the impact of a new product on these accruals always tempers evaluation of the historical data.

In fiscal 2002, the significance of the intangible assets associated with the Starlink acquisition led management to obtain the assistance of an outside specialist to determine the values of the identifiable intangible assets acquired. This valuation required management to estimate future revenues and cash flows associated with various intangibles outlined by Statements of Financial Accounting Standards No. 141 (FAS 141), "Business Combinations." The specialist provided a comprehensive report to management, outlining the value of the intangible assets and their estimated useful lives.

NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standard Board issued Statements of Financial Accounting Standards No. 141 (FAS 141), "Business Combinations," No. 142 (FAS
142), "Goodwill and Other Intangible Assets," No. 143 (FAS 143), "Accounting for Asset Retirement Obligations," and No. 144 (FAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets," during fiscal 2002. FAS 141 supercedes Accounting Principles Board Opinion No. 16, "Business Combinations." The most significant changes made by FAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and (2) establishing specific criteria for the recognition of intangible assets separately from goodwill.

FAS 142 supercedes APB 17, "Intangible Assets." FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). The provisions of FAS 142 will be effective for fiscal years beginning after December 15, 2001, with the amortization provisions to be applied to all business combinations after June 30, 2001. The most significant changes made by FAS 142 are (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years.

FAS 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost.

FAS 144 establishes accounting and reporting standards for the impairment or disposal of long-lived assets to be disposed of by sale, whether previously held and used or newly acquired.

The company, as required, has implemented FAS 141 and FAS 142 for its purchases of Starlink and System Integrators as explained in Note 4 to the consolidated financial statements. The company is in the process of analyzing any additional impacts of these new standards on its results of operations and financial condition and expects no material impact from the adoption of these new accounting pronouncements.



                                                        Raven 2002 Annual Report

WEEKLY CLOSING STOCK PRICE, VOLUME & P/E

Weekly from February 1, 2001 thru February 2, 2002


Closing Price               Volume
(in dollars)           (in thousands)               P/E Ratio
12.17                        73650                      9.4
12.33                         8250                      9.5
12.33                         3150                      9.5
12.38                         3450                      9.5
12.33                        36000                      9.5
12.33                         6600                      9.5
12.33                        30600                      9.5
12.33                         6150                      9.5
12.33                        13200                      9.5
12.67                        23700                      9.7
12.67                        11550                      9.7
12.47                         8400                      9.6
12.67                        40050                      9.7
12.77                        30000                      8.4
12.93                        16800                      8.5
13.97                        50250                      9.2
   17                        91800                     11.2
16.67                       112800                       11
17.33                        83400                     11.4
   18                        50100                     11.8
17.93                        31350                     11.8
17.93                        19050                     11.8
   18                         9150                     11.8
17.87                        20700                     11.8
 16.6                        64500                     10.9
   17                        69900                     11.2
 17.5                        15300                     10.5
17.68                        38500                     10.6
 17.5                        37200                     10.5
15.45                        46900                      9.2
17.09                        26300                     10.2
 18.1                        49600                     10.8
 17.9                         2000                     10.7
14.45                        30400                      8.6
17.15                        20800                     10.2
 17.7                        14700                     10.6
 16.5                         8700                      9.9
 17.4                        12200                     10.4
17.99                        10700                     10.8
   18                        13600                      9.6
17.97                        36000                      9.6
17.45                        12000                      9.3
 19.6                        47200                     10.4
21.75                        51100                     11.6
 23.2                        65100                     12.3
 22.5                        66200                       12
   23                        35200                     12.2
   23                         9800                     12.2
 22.5                        35000                       12
23.05                        43500                     12.3
21.51                        28800                     11.4
 22.6                        26300                       12
23.47                        33700                     12.5

QUARTERLY INFORMATION (Unaudited)

                                                                                         Net Income     Common Stock       Cash
Dollars in thousands,     Net      Gross       Operating     Pretax        Net         Per Share(a)(b)  Market Price(b) Dividends(b)
except per-share data    Sales     Profit       Income       Income       Income       Basic   Diluted   High     Low    Per Share
------------------------------------------------------------------------------------------------------------------------------------
FISCAL 2002
FIRST QUARTER .......  $ 30,972  $  6,239     $  3,294     $  3,415     $  2,209     $  0.47   $0.47   $12.83   $12.08     $0.120
SECOND QUARTER ......    28,157     5,299        3,020        3,157        2,043        0.44    0.43    18.17    12.67      0.130
THIRD QUARTER .......    28,780     6,391        3,762        3,879        2,510        0.54    0.53    18.11    14.45      0.130
FOURTH QUARTER ......    30,606     5,922(c)     3,099(c)     3,114(c)     2,085(c)     0.45    0.44    23.50    17.10      0.130
                       ----------------------------------------------------------------------------------------------------------
TOTAL YEAR ..........  $118,515  $ 23,851     $ 13,175     $ 13,565     $  8,847     $  1.90   $1.86   $23.50   $12.08     $0.510
                       ==========================================================================================================
FISCAL 2001
First Quarter .......  $ 32,168  $  6,159     $  2,599     $  2,621     $  1,677     $  0.29   $0.29   $10.00   $ 7.50     $0.113
Second Quarter ......    33,178     5,073        1,851        1,832        1,173        0.23    0.23    10.00     8.67      0.113
Third Quarter .......    35,210     3,734        3,576(d)     3,592(d)     1,663(d)     0.34    0.34    13.91     9.67      0.120
Fourth Quarter ......    32,302     6,157        2,722(d)     2,879(d)     1,898(d)     0.40    0.40    12.25    10.33      0.120
                       ----------------------------------------------------------------------------------------------------------
Total Year ..........  $132,858  $ 21,123     $ 10,748     $ 10,924     $  6,411     $  1.24   $1.24   $13.91   $ 7.50     $0.467
                       ==========================================================================================================
FISCAL 2000
First Quarter .......  $ 35,247  $  5,956     $  2,258     $  2,252     $  1,439     $  0.21   $0.21   $11.00   $ 9.00     $0.107
Second Quarter ......    37,515     6,500        2,803        2,842        1,816        0.27    0.27    12.17     9.25      0.107
Third Quarter .......    45,580     6,415        3,589(e)     3,527(e)     2,254(e)     0.35    0.35    12.00     9.00      0.113
Fourth Quarter ......    32,043     5,346        1,927(e)     1,882(e)     1,253(e)     0.21    0.21    10.67     9.08      0.113
                       ----------------------------------------------------------------------------------------------------------
Total Year ..........  $150,385  $ 24,217     $ 10,577     $ 10,503     $  6,762     $  1.03   $1.03   $12.17   $ 9.00     $0.440
                       ==========================================================================================================

(a) Net income per share is computed discretely by quarter and may not add to the full year.
(b) All per share and market price data reflect the July 2001 three-for-two stock split.
(c) Includes a pretax $550,000 ($350,000 net of tax) acquired in-process research and development charge (See Note 4).
(d) Includes a $3.1 million third-quarter pretax gain ($1.4 million net of tax) and a $393,000 fourth-quarter pretax gain ($253,000 net of tax) on the sale of the company's Plastic Tank Division and certain sewing plants. Also includes a $2.2 million third-quarter pretax charge ($1.4 million net of tax) and a $767,000 fourth-quarter pretax charge ($493,000 net of tax) for exiting certain business activities (See Note 5).
(e) Includes a $966,000 third-quarter pretax gain ($619,000 net of tax) and a $220,000 fourth-quarter pretax gain ($142,000 net of tax) on the sale of the company's Glasstite business.
     (See Note 5).

CONSOLIDATED BALANCE SHEET

                                                                                      As of January 31
                                                                                 ---------------------------
Dollars in thousands, except per-share data                                        2002      2001      2000
                                                                                 ---------------------------
ASSETS
Current assets
  Cash and cash equivalents ..................................................   $ 7,478   $10,673   $ 5,707
  Accounts receivable, net ...................................................    16,427    19,274    22,717
  Inventories, net ...........................................................    19,082    18,983    24,462
  Deferred income taxes ......................................................     1,927     2,516     1,919
  Prepaid expenses and other current assets ..................................       394       371       566
                                                                                 ---------------------------
     Total current assets ....................................................    45,308    51,817    55,371
Property, plant and equipment, net ...........................................    14,059    11,647    15,068
Other assets, net ............................................................     8,469     2,192     3,608
                                                                                 ---------------------------
     Total assets ............................................................   $67,836   $65,656   $74,047
                                                                                 ===========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt ..........................................   $   127   $ 1,012   $ 1,044
  Accounts payable ...........................................................     4,801     3,490     5,320
  Accrued liabilities ........................................................     8,179     8,727     7,721
  Customer advances ..........................................................       703       706       617
                                                                                 ---------------------------
     Total current liabilities ...............................................    13,810    13,935    14,702
Long-term debt, less current portion .........................................       280     2,013     3,024
Other liabilities, primarily compensation and benefits .......................     1,714     1,719     1,802
Commitments and contingencies
Stockholders' equity .........................................................    52,032    47,989    54,519
  Common shares, par value $1.00
   Authorized--100,000,000
   Outstanding--2002: 4,605,569; 2001: 3,159,432; 2000: 3,916,107
                                                                                 ---------------------------
     Total liabilities and stockholders' equity ..............................   $67,836   $65,656   $74,047
                                                                                 ===========================

The accompanying notes are an integral part of the consolidated financial statements.


                                                        Raven 2002 Annual Report

CONSOLIDATED STATEMENT OF INCOME

                                                                           For the years ended January 31
                                                                      -----------------------------------------
Dollars in thousands, except per-share data                             2002            2001            2000
                                                                      -----------------------------------------
Net sales .......................................................     $118,515        $132,858        $150,385
Cost of goods sold ..............................................       94,664         111,735         126,168
                                                                      -----------------------------------------
  Gross profit ..................................................       23,851          21,123          24,217
Selling, general and administrative expenses ....................       11,043          13,883          14,826
Gain on sale of businesses and assets ...........................         (367)         (3,508)         (1,186)
                                                                      -----------------------------------------
  Operating income ..............................................       13,175          10,748          10,577
Interest expense ................................................         (129)           (258)           (418)
Other income, net ...............................................          519             434             344
                                                                      -----------------------------------------
  Income before income taxes ....................................       13,565          10,924          10,503
Income taxes ....................................................        4,718           4,513           3,741
                                                                      -----------------------------------------
  Net income ....................................................     $  8,847        $  6,411        $  6,762
                                                                      =========================================
Net income per common share
   --basic ......................................................     $   1.90        $   1.24        $   1.03
                                                                      =========================================
   --diluted ....................................................     $   1.86        $   1.24        $   1.03
                                                                      =========================================


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                                                                     Treasury stock
                                                            Common     Paid-in   ----------------------    Retained
Dollars in thousands, except per-share data                 Stock      Capital     Shares       Cost       Earnings     Total
                                                           -------------------------------------------------------------------
Balance January 31, 1999 .................................  $5,215     $ 2,940    (521,403)   $ (6,231)     $60,369    $62,293
Net and comprehensive income .............................                                                    6,762      6,762
Cash dividends ($.440 per share)(a) ......................                                                   (2,895)    (2,895)
Purchase of stock ........................................                        (780,604)    (11,881)                (11,881)
Purchase and retirement of stock .........................      (5)        (65)                                            (70)
Employees' stock options exercised .......................       5          79                                              84
Employee stock grant .....................................       3          35                                              38
Stock option cash bonus forfeitures, net of tax ..........                 188                                             188
                                                           -------------------------------------------------------------------
Balance January 31, 2000 .................................   5,218       3,177  (1,302,007)    (18,112)      64,236     54,519
Net and comprehensive income .............................                                                    6,411      6,411
Cash dividends ($.467 per share)(a) ......................                                                   (2,399)    (2,399)
Purchase of stock ........................................                        (761,800)    (10,829)                (10,829)
Employees' stock options exercised .......................       2          42                                              44
Employee stock grant .....................................       3          39                                              42
Stock option cash bonus forfeitures, net of tax ..........                 201                                             201
                                                           -------------------------------------------------------------------
Balance January 31, 2001 .................................   5,223       3,459  (2,063,807)    (28,941)      68,248     47,989
Net and comprehensive income .............................                                                    8,847      8,847
Cash dividends ($.510 per share)(a) ......................                                                   (2,371)    (2,371)
Three-for-two stock split ................................   2,612      (2,614) (1,031,903)                                 (2)
Purchase of stock ........................................                        (173,309)     (2,848)                 (2,848)
Purchase and retirement of stock .........................     (70)      1,134)                                         (1,204)
Employees' stock options exercised .......................     110       1,378                                           1,488
Tax benefit from exercise of stock options ...............                 133                                             133
                                                           -------------------------------------------------------------------
BALANCE JANUARY 31, 2002 .................................  $7,875     $ 1,222  (3,269,019)   $(31,789)     $74,724    $52,032
                                                           ===================================================================

(a)  Restated to reflect the July 2001 three-for-two stock split.
The accompanying notes are an integral part of the consolidated financial statements.


                                                        Raven 2002 Annual Report

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                         For the years ended January 31
                                                                                        --------------------------------
Dollars in thousands                                                                      2002        2001        2000
                                                                                        --------------------------------
Cash flows from operating activities
  Net income ........................................................................   $  8,847    $  6,411    $  6,762
  Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization ....................................................      3,145       3,667       4,884
   Acquired in-process research and development charge ..............................        550
   Provision for losses on accounts receivable ......................................        126         552         362
   Gain on sale of businesses and assets ............................................       (367)     (3,508)     (1,186)
   Deferred income taxes ............................................................        586        (684)     (1,019)
   Change in operating assets and liabilities, net of effects from the
     acquisition and sale of businesses .............................................      5,529       2,914         478
   Other operating activities, net ..................................................         80          89          94
                                                                                       ---------------------------------
  Net cash provided by operating activities .........................................     18,496       9,441      10,375
                                                                                       ---------------------------------
Cash flows from investing activities
  Capital expenditures ..............................................................     (5,094)     (3,090)     (3,639)
  Acquisition of businesses .........................................................     (8,735)
  Sale of businesses and assets, net of cash sold ...................................        677      12,805       8,682
  Proceeds on sale of investment in affiliate .......................................                              1,250
  Other investing activities, net ...................................................                     37          30
                                                                                        --------------------------------
  Net cash provided by (used in) investing activities ...............................    (13,152)      9,752       6,323
                                                                                        --------------------------------

Cash flows from financing activities
  Proceeds from borrowing under line of credit ......................................      1,470       3,500       6,000
  Repayment on borrowing under line of credit .......................................     (1,470)     (3,500)     (6,000)
  Long-term debt principal payments .................................................     (3,012)     (1,043)     (1,564)
  Principal payments on debt from acquired businesses ...............................       (590)
  Net proceeds from exercise of stock options .......................................        284          44          14
  Dividends paid ....................................................................     (2,371)     (2,399)     (2,895)
  Purchase of treasury stock ........................................................     (2,848)    (10,829)    (11,881)
  Other .............................................................................         (2)
                                                                                        --------------------------------
  Net cash used in financing activities .............................................     (8,539)    (14,227)    (16,326)
                                                                                        --------------------------------

Net increase (decrease) in cash and cash equivalents ................................     (3,195)      4,966         372
Cash and cash equivalents at beginning of year ......................................     10,673       5,707       5,335
                                                                                        --------------------------------
Cash and cash equivalents at end of year ............................................   $  7,478    $ 10,673    $  5,707
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

USE OF ESTIMATES

The preparation of the company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalent balances are principally concentrated in a money market fund with Wells Fargo Bank Minnesota N.A.

INVENTORY VALUATION

Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using accelerated methods. The estimated useful lives used for computing depreciation are as follows:

Buildings and improvements . . . . . . . . . . . . .  7 to 39 years
Machinery and equipment . . . . . . . . . . . . . . . 3 to 7 years

Maintenance and repairs are charged to expense in the year incurred and renewals and betterments are capitalized. The cost and related accumulated depreciation of assets sold or disposed of are removed from the accounts and the resulting gain or loss is reflected in operations.

INTANGIBLE ASSETS

Intangible assets, primarily comprised of technologies acquired through acquisition, are recorded at cost net of accumulated amortization. Amortization is computed on a straight-line basis over estimated useful lives ranging from 3 to 20 years. The company periodically assesses the recoverability of long-lived and intangible assets based upon anticipated future earnings and operating cash flows. Any impaired assets are written down to fair value.

GOODWILL

Goodwill related to acquisitions completed prior to fiscal 2002 is amortized over lives ranging from 15 to 20 years. As required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," this amortization ceases on February 1, 2002. Goodwill related to the company's fiscal year 2002 acquisitions may not be amortized under the requirements of that Statement. Goodwill will instead be evaluated in terms of its fair value on an annual basis.

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

REVENUE RECOGNITION

The company recognizes revenue and records any related returns, allowances and warranty charges only after shipment of a product. The company does not typically require collateral from its customers. Shipping and handling costs are classified as a component of cost of goods sold.

RESEARCH AND DEVELOPMENT

Research and development expenditures of $1,435,000 in fiscal 2002, $617,000 in fiscal 2001, and $636,000 in fiscal 2000 were charged to cost of goods sold in the year incurred. Fiscal 2002 expenditures include the $550,000 acquired research and development charge related to the acquisition of Starlink (See Note
4).

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

RECLASSIFICATION

Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform to the 2002 presentation. These reclassifications had no effect on net income or stockholders' equity as previously presented.

STOCK SPLIT

The company completed a three-for-two stock split effected in the form of a 50% stock dividend on July 13, 2001. All per-share information reflects the stock split.

NOTE 2. SELECTED BALANCE SHEET INFORMATION

Following are the components of selected balance sheet items:

                                                As of January 31
                                         --------------------------------
Dollars in thousands                       2002        2001       2000
                                         --------------------------------
Accounts receivable, net:
  Trade accounts ....................    $ 16,737    $ 19,674    $ 23,117
  Allowance for doubtful accounts ...        (310)       (400)       (400)
                                         --------------------------------
                                         $ 16,427    $ 19,274    $ 22,717
                                         ================================

Inventories, net:
  Finished goods ....................    $  4,509    $  4,170    $  3,815
  In process ........................       1,732       2,496       4,997
  Materials .........................      12,841      12,317      15,650
                                         --------------------------------
                                         $ 19,082    $ 18,983    $ 24,462
                                         ================================

Property, plant and equipment, net:
  Land ..............................    $  1,091    $  1,004    $  1,150
  Building and improvements .........      10,614       9,357      12,526
  Machinery and equipment ...........      29,219      27,517      35,273
  Accumulated depreciation ..........     (26,865)    (26,231)    (33,881)
                                         --------------------------------
                                         $ 14,059    $ 11,647    $ 15,068
                                         ================================

Other assets, net:
  Goodwill ..........................    $  6,637    $  1,334    $  3,654
  Accumulated amortization ..........        (774)       (692)     (1,075)
                                         --------------------------------
                                            5,863         642       2,579
                                         --------------------------------

  Other intangible assets ...........       2,196         680         689
  Accumulated amortization ..........        (705)       (617)       (519)
                                         --------------------------------
                                            1,491          63         170
                                         --------------------------------

  Deferred income taxes .............         696         693         714
  Other, net ........................         419         794         145
                                         --------------------------------
                                         $  8,469    $  2,192    $  3,608
                                         ================================

Accrued liabilities:
  Salaries and benefits .............    $  2,393    $  2,163    $  1,319
  Vacation ..........................       1,731       1,711       1,944
  401(k) contributions ..............         825         979         957
  Self-insurance obligations ........       1,627       2,386       2,250
  Other .............................       1,603       1,488       1,251
                                         --------------------------------
                                         $  8,179    $  8,727    $  7,721
                                         ================================

NOTE 3. SUPPLEMENTAL CASH FLOW INFORMATION

                                                     For the years ended January 31
                                                    --------------------------------
Dollars in thousands                                    2002       2001      2000
                                                    --------------------------------
Changes in operating assets and liabilities, net of
  effects from the purchase and sale of businesses:
  Accounts and interest receivable ................   $ 4,510    $   128    $ 1,070
  Inventories .....................................     1,506      3,552       (236)
  Prepaid expenses and other assets ...............       386        195       (172)
  Accounts payable ................................       681     (1,501)      (375)
  Accrued and other liabilities ...................    (1,223)       452         68
  Customer advances ...............................      (331)        88        123
                                                    --------------------------------
                                                      $ 5,529    $ 2,914    $   478
                                                    ================================

Cash paid during the year for:
  Interest ........................................   $   149    $   265    $   427
  Income taxes ....................................     3,923      4,983      5,186

NOTE 4. ACQUISITIONS

On December 5, 2001, the company acquired the operating assets and certain liabilities of Starlink, Incorporated and System Integrators, Inc. The results of operations for these businesses have been included in the consolidated financial statements since that date.

Starlink provides GPS-based guidance systems for the agriculture and marine markets. As a result of the acquisition, the company's ability to integrate new technology into its control systems for precision agriculture has been strengthened. This operation has been combined into the company's Flow Controls Division. The purchase price of Starlink was $7.9 million, including $7.5 million of cash and a payment deferred until December 2004, which was valued at $399,000.

System Integrators is an electronics manufacturing services (EMS) provider and has been combined into the company's Electronic Systems Division. The purchase price of $1.4 million includes a deferred payment valued at $122,000.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The company has not yet finalized the purchase prices under the asset purchase agreements; thus, the allocation of the purchase price is subject to refinement.

                                                            System
Dollars in thousands                            Starlink  Integrators
                                               -----------------------
Current assets ...............................   $1,720       $1,704
Property, plant, and equipment ...............      364          142
Intangible assets ............................    1,710          350
Goodwill .....................................    4,947          356
                                               -----------------------
Total assets acquired ........................    8,741        2,552
                                               -----------------------
Notes payable ................................                   572
Other current liabilities ....................      618          434
Long-term debt ...............................      253          159
                                               -----------------------
Total liabilities assumed ....................      871        1,165
                                               -----------------------
Net assets acquired ..........................   $7,870       $1,387
                                               =======================

Of the $2.1 million of acquired intangible assets, $550,000 was assigned to Starlink research and development assets that were written off at the date of acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." Those write-offs are included in cost of goods sold in the Flow Controls segment. The remaining $1.5 million of acquired intangible assets consist primarily of existing GPS technologies and have a weighted-average useful life of approximately 3 years.

Goodwill recognized in these transactions amounted to approximately $5.3 million, and that amount is expected to be fully deductible for tax purposes. Goodwill related to Starlink and System Integrators was assigned to the Flow Controls and Electronic Systems segments, respectively.

NOTE 5. DIVESTITURES AND OTHER REPOSITIONING ACTIVITIES

In fiscal 2002, the company recorded a net gain of $367,000, before income taxes, related to the sale of its former Sportswear Division warehouse and the closure of its remaining Plastic Tank Division operations in Tacoma, Washington. The company also incurred $249,000 of nonrecurring pretax charges to reposition the Industrial Controls Division of Beta Raven, including the closing of its Alabama plant. This charge impacted the cost of goods sold in the Businesses Sold and For Sale segment.

In fiscal 2001, the company sold substantially all of the assets of its Plastic Tank Division. The proceeds of the sale were $12.3 million including primarily cash and a note receivable and the buyers also assumed certain liabilities of the company. Assets sold included property, plant and equipment (approximately $2.6 million), accounts receivable (approximately $2.5 million) and inventories (approximately $1.3 million). The purchaser assumed liabilities totaling approximately $388,000, primarily accounts payable. In addition, the company recorded approximately $813,000 to accrue for severance, legal and other costs related to the Plastic Tank Division sale, reflecting the company's best estimate of costs that it will incur until these matters are resolved. At January 31, 2002, approximately $100,000 of these closing costs were still accrued. The sale did not include the company's operations in Tacoma, Washington, which were closed in November 2001. The Tacoma assets, primarily inventories and manufacturing equipment, were written down to their estimated net realizable value requiring a charge of approximately $585,000. The company also recorded a charge of approximately $1.8 million related to the write-off of goodwill related to the Plastic Tank Division. As a result of the above, the company recognized a pretax gain of approximately $3.1 million in fiscal 2001.



                                                        Raven 2002 Annual Report

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

During fiscal 2000, the company sold its Glasstite business, resulting in a pretax gain of $1.2 million. The company received approximately $8.7 million of cash in fiscal 2000 and approximately $200,000 in fiscal 2001 and incurred direct costs related to the sale, primarily legal costs, of approximately $230,000. Assets sold primarily related to property, plant and equipment (approximately $3.5 million), accounts receivable (approximately $2.5 million), inventories (approximately $1.7 million) and cash (approximately $135,000). The purchaser assumed certain liabilities, primarily related to employee wages and benefits (approximately $200,000) and accounts payable (approximately $300,000). At January 31, 2002, the company has approximately $200,000 accrued for certain environmental clean-up costs related to the Glasstite facility, reflecting the company's best estimate of costs that it will incur until the environmental matter is resolved.

In fiscal 2000, the company collected the final installment payment under a $2.5 million note. The note represented partial proceeds from the sale of an affiliated equity investee in January 1998.

NOTE 6. BUSINESS SEGMENTS AND MAJOR CUSTOMER INFORMATION

The company's reportable segments are defined by their common technologies, production processes and inventories. These segments reflect the organization of the company into three Raven divisions, each with a Divisional Vice President, and two subsidiaries. In the second quarter of fiscal 2002, the electronics manufacturing services (EMS) operation of Beta Raven was combined with the Electronic Systems segment. This change combines the common EMS operations of the company and is designed to improve operating results through better integrating management, marketing and production techniques. The Industrial Controls Division of Beta Raven is included under the caption "Businesses Sold and For Sale."

The company measures the performance of its segments based on their operating income exclusive of administrative and general expenses. Prior-year information has been restated to be consistent with the company's new management reporting structure as required by Statement of Financial Accounting Standards (SFAS) No.131 "Disclosures about Segments of an Enterprise and Related Information." No customer accounted for more than 10% of consolidated sales or receivables in any fiscal year presented. Market and segment information is presented on pages 5 and 12 of this annual report.

NOTE 7. QUARTERLY INFORMATION (UNAUDITED)

The company's quarterly information is presented on page 20.

NOTE 8. FINANCING ARRANGEMENTS

Long-term debt consisted of the following:

                                                 As of January 31
                                           -----------------------------
Dollars in thousands                         2002       2001      2000
                                           -----------------------------
Total long-term debt ...................   $   407    $ 3,025    $ 4,068
Current portion ........................      (127)    (1,012)    (1,044)
                                           -----------------------------
                                           $   280    $ 2,013    $ 3,024
                                           =============================

Wells Fargo Bank South Dakota N.A. provides the company's uncollateralized long-term notes payable and lines of credit. Two members of the company's board of directors are also on the board of directors of Wells Fargo & Co., the parent company of Wells Fargo Bank South Dakota N.A. In fiscal 2002, the company prepaid its long-term note.

The company believes the fair market value of its long-term debt approximates its carrying value based on quoted market prices for similar debt.

The company had a $5.0 million uncollateralized line of credit and its Aerostar subsidiary had a $2.0 million secured seasonal line of credit available as of January 31, 2002. No borrowings on either line were outstanding as of January 31, 2002. These lines of credit contain certain restrictive covenants that, among other things, require each company to maintain certain levels of net worth and working capital. Borrowings on the Raven line bear interest as of January 31, 2002, 2001 and 2000 at 4.25%, 8.50%, and 8.00%, respectively. Borrowings on the Aerostar line bear interest as of January 31, 2002 at 4.75%. The weighted average interest rates for borrowing under the short-term credit lines in fiscal 2002, 2001, and 2000 were 6.3%, 9.0% and 7.7%, respectively.

As described in Note 4, the company assumed $572,000 of short-term notes payable and $412,000 of capital lease obligations in connection with its acquisitions. In December 2001, the company paid the notes in full. The capital lease obligations expire through 2006, with annual payments averaging $100,000. Payments on capital lease obligations in fiscal 2002 totaled $18,000.

The company leases certain transportation, equipment and facilities under operating leases. Total rent expense under these leases was $575,000, $636,000 and $977,000 in fiscal 2002, 2001 and 2000, respectively.

NOTE 9. STOCK OPTIONS

Officers and key employees of the company have been granted options to purchase stock under the company's 2000 Stock Option and Compensation Plan ("Plan"). The Plan, administered by the board of directors, allows for a fixed cash bonus when options are exercised and may grant either incentive or non-qualified options with terms not to exceed ten years. There are 249,387 shares of the Company's common stock reserved for issue under the plan at January 31, 2002. Options are granted with exercise prices not less than market value at the date of grant. These stock options vest over a four-year period and expire after five years. Compensation expense related to the Plan's cash bonus feature was $76,000, $252,000 and $383,000 in fiscal 2002, 2001 and 2000, respectively. Options granted after fiscal 1999 do not include a fixed cash bonus.

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

                                        For the years ended January 31
                          ------------------------------------------------------------
                                  2002                 2001                  2001
                          ------------------------------------------------------------
                             as        pro         as        pro        as        pro
                          reported    forma     reported    forma    reported    forma
                          ------------------------------------------------------------
Net income
  (in thousands) ......    $8,847     $8,790     $6,411     $6,466    $6,762     $6,744
Net income per share
  --basic .............    $ 1.90     $ 1.89     $ 1.24     $ 1.25    $ 1.03     $ 1.03
  --diluted ...........    $ 1.86     $ 1.85     $ 1.24     $ 1.25    $ 1.03     $ 1.03

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: Dividend yield of 3.0-4.8%; expected volatility of 20-27%; risk-free interest rate of 4.1-6.2%; and expected lives of 4.5 years. The weighted average grant date fair value of each option granted was $3.75, $2.01 and $1.49 in fiscal 2002, 2001 and 2000, respectively.

Information regarding option activity follows:

                                           For the years ended January 31
                       ----------------------------------------------------------------------
                                2002                     2000                  1999
                       ----------------------------------------------------------------------
                                     weighted                weighted               weighted
                                     average                 average                average
                                     exercise                exercise               exercise
                        options       price       options      price     options      price
                       ----------------------------------------------------------------------
Outstanding
  at beginning
  of year ............  350,625       $11.95      372,150     $12.19     414,300     $12.53
Granted ..............   44,200        17.50       77,925      10.67      49,350       9.50
Exercised ............ (109,836)       13.54       (3,750)     11.92      (7,500)     12.17
Forfeited ............   (9,337)       12.46      (95,700)     11.87     (84,000)     12.25
                       --------                  --------               --------
Outstanding
  at end
  of year ............  275,652        12.18      350,625      11.95     372,150      12.19
                       ========                  ========               ========
Options
  exercisable at
  year-end ...........  141,161       $11.66      188,175     $12.97     206,588     $12.78

The following table contains information about stock options outstanding at January 31, 2002:

                   Remaining
        Exercise  Contractual       Number          Number
         Price    Life (Years)    Outstanding     Exercisable
------------------------------------------------------------------
        $13.33        0.75           62,401         62,401
         10.58        1.75           53,138         39,854
          9.50        2.75           39,713         19,857
         10.67        3.75           76,200         19,050
         17.50        4.75           44,200             --
                                   -----------------------
                                    275,652        141,161
                                   =======================

                                                        Raven 2002 Annual Report

NOTE 10. EMPLOYEE RETIREMENT BENEFITS

The company has a 401(k) plan covering substantially all employees and contributes 3% of qualified payroll. The company's contribution expense was $727,000, $943,000 and $1,060,000 for fiscal 2002, 2001 and 2000, respectively.

In addition, the company provides postretirement medical and other benefits to officers and certain employees. The company accounts for these benefits in accordance with SFAS No.106, "Accounting for Postretirement Benefits Other Than Pensions." The accumulated benefit obligation was approximately $2.3 million, $2.0 million and $1.6 million at January 31, 2002, 2001 and 2000, respectively. Annual expense related to these benefits was $482,000, $436,000 and $370,000 for fiscal 2002, 2001 and 2000, respectively.

NOTE 11. INCOME TAXES

The reconciliation of income tax computed at the federal statutory rate to the company's effective income tax rate is as follows:

                                        For the years ended January 31
                                        ------------------------------
                                            2002      2001    2000
                                        ------------------------------
Tax at U.S. federal statutory rate ....     35.0%     35.0%   35.0%
Nondeductible goodwill amortization
  and write-off .......................      0.1       6.0     0.6
State and local income taxes,
  net of U.S. federal benefit .........      0.2       0.7     0.9
Impact of graduated rates .............     (0.7)     (0.9)   (1.0)
Other, net ............................      0.2       0.5     0.1
                                        ------------------------------
                                            34.8%     41.3%   35.6%
                                        ==============================

Significant components of the company's income tax provision are as follows:

                                        For the years ended January 31
                                        ------------------------------
Dollars in thousands                        2002      2001    2000
                                        ------------------------------
Income taxes:
Currently payable .....................   $4,132    $5,197  $4,760
Deferred ..............................      586      (684) (1,019)
                                        ------------------------------
                                          $4,718    $4,513  $3,741
                                        ==============================

Significant components of the company's deferred tax assets and liabilities are as follows:

                                                As of January 31
                                          ------------------------------
Dollars in thousands                          2002      2001    2000
                                          ------------------------------
Current deferred tax assets (liabilities):
  Accounts receivable ................      $  109    $   98   $  56
  Inventory valuation ................         271       530     347
  Accrued vacation ...................         525       498     472
  Insurance obligations ..............         549       782     783
  Other accrued liabilities ..........         473       608     261
                                          ------------------------------
                                             1,927     2,516   1,919
                                          ==============================

Non-current deferred tax assets
(liabilities):
  Accrued compensation and benefits ..         417       602     631
  Depreciation and amortization ......         244        91      83
  Other ..............................          35
                                          ------------------------------
                                               696       693     714
                                          ------------------------------
Net deferred tax asset ...............      $2,623    $3,209  $2,633
                                          ==============================

NOTE 12. NET INCOME PER SHARE

Basic net income per share is computed by dividing net income by the weighted average common shares outstanding. Common shares outstanding represent common shares issued less shares purchased and held in treasury. Share and per share data in the income per share computation have been restated to reflect the July 13, 2001 three-for-two stock split. Diluted net income per share is computed by dividing net income by the weighted average common and common equivalent shares outstanding, which includes the shares issuable upon exercise of employee stock options, net of shares assumed purchased with the option proceeds. Certain outstanding options were excluded from the diluted earnings-per-share calculations because their exercise prices were greater than the average market price of the company's common stock during those periods. For fiscal 2002, 2001 and 2000, 11,050, 320,094 and 318,750 options, respectively, were excluded from the diluted earnings-per-share calculation. Details of the computation are presented below.

                                                   For the years ended January 31
                                               --------------------------------------
Dollars in thousands, except per-share data       2002          2001          2000
                                               --------------------------------------
Net income ..................................  $    8,847    $    6,411    $    6,762
                                               ======================================
Weighted average common shares outstanding ..   4,655,295     5,166,639     6,557,258
Dilutive impact of stock options ............      90,502         2,205           813
                                               --------------------------------------
Weighted average common and
  common-equivalent shares outstanding ......   4,745,797     5,168,844     6,558,071
                                               ======================================
Net income per common share
  --basic ...................................  $     1.90    $     1.24    $     1.03
                                               ======================================
  --diluted .................................  $     1.86    $     1.24    $     1.03
                                               ======================================

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF RAVEN INDUSTRIES, INC.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and comprehensive income and of cash flows present fairly in all material respects, the financial position of Raven Industries, Inc. as of January 31, 2002, 2001 and 2000, and the results of its operations and its cash flow for each of the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Those financial statements are the responsibility of Raven Industries, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP
Minneapolis, Minnesota
March 12, 2002



RAVEN 2002 ANNUAL REPORT

Investor Information



INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS LLP
Minneapolis, MN

STOCK TRANSFER AGENT & REGISTRAR

WELLS FARGO BANK MINNESOTA N.A.
161 N. Concord Exchange
P.O. Box 64854
S. St. Paul, MN 55164-0854
Phone: 1-800-468-9716

FORM 10-K

Upon written request, Raven Industries, Inc.'s form 10-K for the fiscal year ended January 31, 2002, which has been filed with the Securities and Exchange Commission, is available free of charge.

DIRECT INQUIRES TO:
RAVEN INDUSTRIES, INC.
Attention: Investor Relations
P.O. Box 5107
Sioux Falls, SD 57117-5107

RAVEN WEBSITE

www.ravenind.com


STOCK QUOTATIONS

Listed on the Nasdaq Stock Market--RAVN

ANNUAL MEETING

May 22, 2002, 9:00 a.m.
Ramkota Inn
Hwy 38 & I-29
Sioux Falls, SD

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


FORWARD-LOOKING STATEMENTS

Certain sections of this report contain statements which may constitute forward-looking statements within the meaning of federal securities laws. Although Raven Industries, Inc. believes that expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved. Factors that could cause actual results to differ from expectations include general economic conditions, weather conditions which could affect certain of the company's primary markets such as agriculture or construction, or changes in competition or the company's customer base which could impact any of the company's product lines.

Design: Creative Design Board, Chicago, IL