Form 10-K, Exhibit 13
period 2003-01-31
RAVEN INDUSTRIES INC
filed 2003-04-23
CIK 82166

BUSINESS PROFILE

Founded in 1956, Raven today is an industrial manufacturer with four operating units. The company has divested lower-performing assets, simplified its product bases, and enhanced profitability (cash return on invested capital) and shareholder value-a strategy of "Improve, innovate, grow."


OPERATING UNIT      PRODUCTS                      MARKETS                   COMPETITIVE STRENGTHS        OUTLOOK
--------------      --------                      -------                   ---------------------        -------
FLOW CONTROLS       o Computerized control        o Agriculture OEMs and    o Market leader for          o Technology-leading
Sales:                hardware and software         sprayer manufacturers     ag sprayer controls          new products drive
FY03 - $28 million    for precision farming                                                                growth in agriculture
FY02 - $23 million                                o Turf management         o Strong brand recognition
FY01 - $17 million  o Leading developer of          equipment manufacturers   and distribution network   o Integration of new
                      GPS-based control                                                                    GPS applications
                      systems                     o Departments of          o New Precision                spurs growth in new
                                                    Transportation (DOTs)     Solutions(TM) product        markets
                    o Precision application                                   line
                      of pesticides, fertilizer                                                          o Environmental concerns
                      and road de-icers                                                                    dictate precision
                                                                                                           application of chemicals

ENGINEERED FILMS    o Rugged reinforced           o Manufactured housing    o Vertically integrated      o Moderate growth as new
Sales:                plastic sheeting              and RVs                   manufacturing capabilities   capacity comes on-line
FY03 - $40 million
FY02 - $40 million                                o Temporary grain covers  o Broad product line         o Price volatility for
FY01 - $40 million                                  for agriculture                                        polyethylene resin
                                                                            o Superior target marketing
                                                  o Temporary building
                                                    construction enclosures o High productivity and
                                                                              low-cost structure
                                                  o Pond lining and
                                                    containment for oil
                                                    exploration

                    o High-altitude               o NASA                    o Sole source in US          o Continued demand
                      research balloons                                       for scientific               for research balloons
                                                  o Universities              balloons

                                                                            o Worldwide reputation
                                                                              for leadership

ELECTRONIC SYSTEMS  o Electronics Manufacturing   o Primarily industrial    o Advanced manufacturing,    o Substantial topline
Sales:                Services (EMS)                OEMs in North America     technology                   growth based on
FY03 - $39 million                                                                                         outsourcing trend
FY02 - $32 million                                o Fortune 500 companies   o Full-service provider,       and new supplier
FY01 - $32 million                                  that contract their       from engineering and         agreements
                                                    low-volume, high-mix      manufacturing to
                                                    production                customer service           o Customer emphasis
                                                                                                           on fewer suppliers
                                                                            o ISO 9001                     with turnkey
                                                                                                           capabilities and
                                                                                                           financial strength

AEROSTAR            o Custom-shaped               o Promotional and         o Best technology in         o Growth in advertising
Sales:                advertising inflatables       advertising markets       advertising inflatables      and promotional markets
FY03 - $13 million                                  in US, including                                        for custom inflatables
FY02 - $16 million  o Specialized sewing            Disney and Macy's       o Reputation for innovation
FY01 - $25 million    applications                                            and quality                o New US Army contract
                                                  o Service uniforms and                                   for cargo parachutes
                                                    defense applications


                         RAVEN 2003 ANNUAL REPORT page 5

ELEVEN-YEAR FINANCIAL SUMMARY


                                                                       For the years ended January 31
Dollars in thousands, except per-share data                     2003              2002                2001
                                                            ------------       ------------       ------------
OPERATIONS FOR THE YEAR
Net sales
  Ongoing operations ..................................     $    119,589       $    112,018       $    113,360
  Sold businesses(a) ..................................            1,314              6,497             19,498
    Total .............................................          120,903            118,515            132,858
Gross profit ..........................................           27,515             23,851             21,123
Operating income
  Ongoing operations ..................................           16,861             13,788              7,417(b)
  Sold businesses(a) ..................................              204               (613)             3,331(c)
    Total .............................................           17,065             13,175             10,748
Income before income taxes ............................           17,254             13,565             10,924
Net income ............................................     $     11,185       $      8,847       $      6,411
Net income % of sales .................................              9.3%               7.5%               4.8%
Net income % of beginning equity ......................             21.5%              18.4%              11.8%
Cash dividends ........................................     $      2,563       $      2,371       $      2,399
FINANCIAL POSITION
Current assets ........................................     $     49,351       $     45,308       $     51,817
Current liabilities ...................................           13,167             13,810             13,935
Working capital .......................................     $     36,184       $     31,498       $     37,882
Current ratio .........................................             3.75               3.28               3.72
Property, plant and equipment .........................     $     16,455       $     14,059       $     11,647
Total assets ..........................................           72,816             67,836             65,656
Long-term debt, less current portion ..................              151                280              2,013
Shareholders' equity ..................................     $     58,236       $     52,032       $     47,989
Long-term debt / total capitalization .................              0.3%               0.5%               4.0%
Inventory turnover (CGS / year-end inventory) .........              4.4                5.0                5.9
CASH FLOWS PROVIDED BY (USED IN)
Operating activities ..................................     $     12,735       $     18,496       $      9,441
Investing activities ..................................           (9,166)           (13,152)             9,752
Financing activities ..................................           (5,830)            (8,539)           (14,227)
Increase (decrease) in cash ...........................           (2,261)            (3,195)             4,966
COMMON STOCK DATA
Net income per share - basic ..........................     $       1.22       $       0.95       $       0.62
Net income per share - diluted ........................             1.20               0.93               0.62
Cash dividends per share ..............................             0.28               0.25               0.23
Book value per share ..................................             6.42               5.65               5.06
Stock price range during year
  High ................................................     $      18.40       $      11.75       $       6.95
  Low .................................................     $       8.75       $       6.04       $       3.75
Shares outstanding, year-end (in thousands) ...........            9,066              9,212              9,478
Number of shareholders, year-end ......................            2,781              2,387              2,460
OTHER DATA
Price / earnings ratio ................................             13.2               12.1                9.8
Average number of employees ...........................              758                838              1,043
Sales per employee ....................................     $        160       $        141       $        127
Backlog ...............................................     $     42,826       $     33,834       $     38,239

All per-share, shares outstanding and market price data reflect the January 2003 two-for-one stock split and the July 2001 three-for-two stock split. All other figures are as reported.

Price / earnings ratio is determined as closing stock price divided by net income per share-diluted.

(a) During the second quarter of fiscal 2003, the company sold its Beta Raven Industrial Controls Division. In the third quarter of fiscal 2001, the company sold its Plastic Tank Division. In fiscal 2000 and 1996, the company sold its Glasstite and Astoria businesses, respectively.

(b) Includes $2.6 million of business repositioning charges, net of gains on plant sales, primarily in Electronic Systems Division and Aerostar (See
     Note 5).



                        page 14 RAVEN 2003 ANNUAL REPORT

                                            For the years ended January 31
-----------------------------------------------------------------------------------------------------------------
 2000(g)         1999(g)       1998(g)          1997(g)      1996(g)        1995(g)         1994(g)      1993(g)
---------       ---------     ---------       ---------     ---------     ---------       ---------     ---------
$ 107,862       $ 108,408     $ 104,489       $ 101,869     $  84,379     $  87,458       $  88,608     $  85,181
   42,523          46,798        47,679          39,576        38,010        35,889          34,279        27,367
  150,385         155,206       152,168         141,445       122,389       123,347         122,887       112,548
   24,217          24,441        24,929          25,287        22,660        23,968          23,574        21,048

    7,971           8,220         9,555           9,321         7,692        10,470           8,054         7,758
    2,606(d)        1,453         1,007           2,650         1,869           466(f)        2,386         1,388
   10,577           9,673        10,562          11,971         9,561        10,936          10,440         9,146
   10,503           9,649        12,540(e)       11,915         9,566         9,372          10,638         9,182
$   6,762       $   6,182     $   8,062       $   7,688     $   6,197     $   6,088       $   6,954     $   6,030
      4.5%            4.0%          5.3%            5.4%          5.1%          4.9%            5.7%          5.4%
     10.9%           10.0%         14.2%           15.6%         13.6%         14.8%           19.6%         19.7%
$   2,895       $   2,944     $   2,709       $   2,367     $   2,130     $   1,843       $   1,545     $   1,316

$  55,371       $  60,279     $  57,285       $  56,696     $  45,695     $  43,795       $  45,037     $  42,476
   14,702          15,128        17,816          20,016        14,771        15,078          16,088        15,253
$  40,669       $  45,151     $  39,469       $  36,680     $  30,924     $  28,717       $  28,949     $  27,223
     3.77            3.98          3.22            2.83          3.09          2.90            2.80          2.78
$  15,068       $  19,563     $  19,817       $  18,142     $  18,069     $  18,570       $  13,371     $  10,457
   74,047          83,657        82,066          80,662        67,553        65,636          60,597        54,813
    3,024           4,572         1,128           3,181         2,816         4,179           2,539         3,224
$  54,519       $  62,293     $  61,563       $  56,729     $  49,151     $  45,526       $  41,100     $  35,530
      5.3%            6.8%          1.8%            5.3%          5.4%          8.4%            5.8%          8.3%
      5.2             4.9           4.8             4.5           4.1           4.4             4.4           3.8

$  10,375       $   8,326     $   9,274       $   7,088     $   9,687     $   7,452       $  11,257     $   3,475
    6,323          (3,127)       (4,979)         (5,090)       (4,158)      (10,000)         (5,908)       (3,107)
  (16,326)         (2,714)       (4,884)         (2,363)       (4,029)          406          (2,042)       (1,659)
      372           2,485          (589)           (365)        1,500        (2,142)          3,307        (1,291)

$    0.52       $    0.43     $    0.55       $    0.54     $    0.44     $    0.43       $    0.49     $    0.43
     0.52            0.43          0.55            0.54          0.43          0.42            0.48          0.42
     0.22            0.21          0.19            0.17          0.15          0.13            0.11          0.09
     4.64            4.42          4.25            3.91          3.47          3.20            2.92          2.53

$    6.08       $    7.58     $    8.58       $    7.83     $    6.92     $    8.17       $    7.83     $    7.17
$    4.50       $    5.08     $    6.54       $    5.33     $    5.17     $    6.00       $    6.00     $    4.61
   11,748          14,082        14,472          14,508        14,148        14,205          14,082        14,028
    2,749           3,014         3,221           3,011         3,190         3,031           3,173         3,147

      9.2            12.4          13.7            13.9          14.9          14.9            13.9          11.8
    1,320           1,445         1,511           1,387         1,368         1,414           1,435         1,316
$     114       $     107     $     101       $     102     $      89     $      87       $      86     $      86
$  44,935       $  47,431     $  47,154       $  38,102     $  32,539     $  29,661       $  36,403     $  49,033

(c) Includes the $3.1 million pretax gain ($1.4 million net of tax) on the sale of the company's Plastic Tank Division (See Note 5).

(d) Includes the $1.2 million pretax gain ($764,000 net of tax) on the sale of assets of the company's Glasstite subsidiary.

(e) Includes the $1.8 million pretax gain ($1.2 million net of tax) on sale of an investment in an affiliate.

(f) Includes $1.8 million of business repositioning charges at the company's Beta Raven Industrial Controls Division.

(g)  Amounts for these years are unaudited.



                        RAVEN 2003 ANNUAL REPORT page 15

BUSINESS SEGMENTS

                                                                  For the years ended January 31
                                      ---------------------------------------------------------------------------------------
Dollars in thousands                    2003         2002              2001             2000(h)         1999(h)      1998(h)
                                      ---------    ---------         ---------         ---------       ---------    ---------
FLOW CONTROLS DIVISION
Sales .............................   $  28,496    $  23,178         $  16,758         $  13,520       $  15,311    $  16,852
Operating income ..................       6,897        5,509(a)          3,985             2,873           2,810        3,829
Assets ............................      21,483       20,313             9,578             7,096           8,553       10,679
Capital expenditures ..............         729          677               327               202             501          210
Depreciation & amortization .......         948          443               353               351             329          322

ENGINEERED FILMS DIVISION
Sales .............................   $  39,975    $  40,280         $  40,004         $  35,889       $  32,514    $  28,322
Operating income ..................      11,447        9,886             8,810             7,464           5,836        3,336
Assets ............................      18,507       14,847            13,031            13,472          13,177       13,504
Capital expenditures ..............       4,111        3,182               674               792             566        1,511
Depreciation & amortization .......       1,495        1,085             1,033             1,075           1,136        1,140

ELECTRONIC SYSTEMS DIVISION
Sales .............................   $  38,589    $  32,289         $  32,039         $  30,176       $  24,958    $  23,968
Operating income (loss) ...........       4,022        2,264              (542)(c)         1,632           2,322        3,319
Assets ............................      14,528       13,910            15,359            18,846          15,591       12,994
Capital expenditures ..............         395          774             1,492             1,168           1,399        1,614
Depreciation & amortization .......         978        1,101             1,089             1,032             959          834

AEROSTAR
Sales .............................   $  12,529    $  16,271         $  24,559         $  28,277       $  35,625    $  35,347
Operating income (loss) ...........        (405)       1,278(b)          1,583             2,092           2,724        4,300
Assets ............................       5,769        5,994             7,361            11,307          14,446       14,065
Capital expenditures ..............         539          252               122               117             308          556
Depreciation & amortization .......         354          263               280               372             464          489

SOLD BUSINESSES
Sales .............................   $   1,314    $   6,497         $  19,498         $  42,523       $  46,798    $  47,679
Operating income (loss)(f) ........         204         (613)            3,331(d)          2,606(e)        1,453        1,007
Assets ............................          --        1,102             4,805            13,475          22,048       22,693
Capital expenditures ..............           7           52               246             1,172           1,585        2,217
Depreciation & amortization .......          20           76               718             1,831           2,004        2,136

CORPORATE & OTHER(g)
Operating (loss) ..................   $  (5,100)   $  (5,149)        $  (6,419)        $  (6,090)      $  (5,472)   $  (5,229)
Assets ............................      12,529       11,670            15,522             9,851           9,842        8,131
Capital expenditures ..............         252          157               229               188             247          433
Depreciation & amortization .......         171          177               194               223             241          216

TOTAL COMPANY
Sales .............................   $ 120,903    $ 118,515         $ 132,858         $ 150,385       $ 155,206    $ 152,168
Operating income ..................      17,065       13,175(a,b)       10,748(c,d)       10,577(e)        9,673       10,562
Assets ............................      72,816       67,836            65,656            74,047          83,657       82,066
Capital expenditures ..............       6,033        5,094             3,090             3,639           4,606        6,541
Depreciation & amortization .......       3,966        3,145             3,667             4,884           5,133        5,137

(a) Includes a $550,000 in-process research and development charge, related to the Starlink acquisition.

(b)  Includes $414,000 of pretax gains on plant sales.

(c) Includes $1.8 million of business repositioning charges in the Electronic Systems Division and $2.6 million for the total company (See Note 5).

(d) Includes a $3.1 million pretax gain on the sale of the company's Plastic Tank Division (See Note 5).

(e) Includes a $1.2 million pretax gain on the sale of the company's Glasstite business.

(f) Operating income for sold businesses includes administrative expenses directly attributable to the sold businesses.

(g) Operating loss consists of administrative expenses -- assets are principally cash, investments, deferred taxes and notes receivable.

(h)  Amounts for 2000, 1999 and 1998 are unaudited.




                        page 16 RAVEN 2003 ANNUAL REPORT

FINANCIAL REVIEW AND ANALYSIS


RESULTS OF OPERATIONS

The following table presents comparative financial performance for the past three years:


                                                                         For the years ended January 31
                                           ---------------------------------------------------------------------------------------
                                                       2003                          2002                         2001
                                           --------------------------   ---------------------------   ----------------------------
                                                         %        %                    %       %                      %       %
In thousands, except per-share data                    Sales   Change                Sales   Change                 Sales   Change
                                           ---------   -----   ------   ---------    -----   ------   ---------     -----   ------
Net sales ..............................   $ 120,903   100.0     +2.0   $ 118,515    100.0    -10.8   $ 132,858     100.0    -11.7
Gross profit ...........................      27,515    22.8    +15.4      23,851     20.1    +12.9      21,123      15.9    -12.8
Operating expenses .....................      10,629     8.8    - 3.7      11,043      9.3    -20.5      13,883      10.4     -6.4
Gain on sale of businesses and assets ..        (179)                        (367)                       (3,508)
Operating income .......................      17,065    14.1    +29.5      13,175     11.1    +22.6      10,748       8.1     +1.6
Income before income taxes .............      17,254    14.3    +27.2      13,565     11.4    +24.2      10,924       8.2     +4.0
Income taxes ...........................       6,069     5.0    +28.6       4,718      4.0     +4.5       4,513       3.4    +20.6
Net income .............................   $  11,185     9.3    +26.4   $   8,847      7.5    +38.0   $   6,411       4.8     -5.2
Net income per share - diluted .........   $    1.20            +29.0   $    0.93             +50.0   $    0.62              +20.4
Effective income tax rate ..............        35.2%            +1.1        34.8%            -15.8        41.3%             +16.0



CONSOLIDATED OPERATING RESULTS

The company's record performance in fiscal 2003 was attributable to the December 2001 acquisition in the Flow Controls Division, operating improvements and an acquisition in the Electronic Systems Division and strong gross profit rates in the Engineered Films Division. Net income rose $2.3 million to $11.2 million over fiscal 2002, a record $1.20 per diluted share. Quarterly dividends per share were increased from $.065 to $.070 per share and stock repurchases continued, delivering more cash back to shareholders. The company also effected a two-for-one stock split in January 2003. Fiscal 2002 was an equally impressive year for the company with net income growth of 38.0% over fiscal 2001 to $8.8 million, or $0.93 per diluted share, in addition to a three-for-two stock split.

The following discussion highlights the consolidated operating results. Results at the divisional and subsidiary level are more fully explained in the segment discussions that follow. In addition, the company has undertaken a number of divestitures and repositioning activities in the past three fiscal years which are more fully explained under "Divestitures and Repositioning Activities."

FISCAL 2003 VERSUS FISCAL 2002

Net sales of $120.9 million grew 2.0% over fiscal 2002 while operating income increased 29.5% to $17.1 million as compared to fiscal 2002. Gross profit increases and minimal growth in selling and general expenses, resulted in the operating income gains. Realizing the benefits of the Starlink acquisition, Flow Controls net sales increased $5.3 million from fiscal 2002 and gross profit increased $1.4 million. Electronic Systems net sales of $38.6 million grew 19.5% over fiscal 2002 while gross profits grew $2.0 million, or 70.9%, due to the acquisition of System Integrators and improved operating efficiencies. Engineered Films net sales declined slightly, but gross profit grew $1.7 million from lower raw material costs and improving product mix. Aerostar net sales continued to decline, dropping $3.7 million as the subsidiary withdrew from the cold-weather outerwear business, negatively impacting gross profit by $1.4 million. Net sales from sold businesses declined $5.2 million, with a $103,000 decline in gross profit.

FISCAL 2002 VERSUS FISCAL 2001

Fiscal 2002 net sales of $118.5 million were $14.3 million less than fiscal 2001 net sales while operating income increased $2.4 million over fiscal 2001. Gross profit growth and lower selling and general expenses were the driving factors increasing operating income, partially offset by a $3.1 million decrease in gain on sales of businesses and assets. Growth within the Flow Controls Division from new products increased sales $6.4 million while improving gross profits $1.6 million. Countering that growth was an $8.3 million decline in Aerostar net sales and a $520,000 decline in gross profit from a planned reduction in outerwear sales. Net sales from the other divisions had little growth, but Electronic Systems grew gross profits $829,000 exclusive of repositioning charges, from improved processes and a stronger customer base while Engineered Films added $1.2 million in gross profit through favorable material costs and shifts in product mix. Included in fiscal 2002 and 2001 net sales was $6.5 million and $19.5 million, respectively, attributable to sold businesses (see following discussion under "Divestitures and Other Repositioning Activities"). Gross profit from sold businesses contributed $331,000 in fiscal 2002 compared to $2.3 million in fiscal 2001.


                        RAVEN 2003 ANNUAL REPORT page 17

FISCAL 2003 PERFORMANCE MEASURES

Record net income reached 9.3% of net sales for fiscal 2003. The company continued to effectively and efficiently utilize assets to generate profits, increasing net income as a percent of average assets to 15.9% for fiscal 2003. As a percentage of beginning equity, net income reached 21.5%, evidence of the company's commitment to generating value to shareholders. The company also repurchased 251,230 shares during fiscal 2003 and effected a two-for-one stock split in January 2003.

                                         2003          2002          2001          2000          1999      1998
                                         ----          ----          ----          ----          ----      ----
Net income as % of
  Net sales ....................          9.3%          7.5%          4.8%          4.5%          4.0%      5.3%
  Average assets ...............         15.9%         13.3%          9.2%          8.6%          7.4%      9.9%
  Beginning equity .............         21.5%         18.4%         11.8%         10.9%         10.0%     14.2%


DIVESTITURES AND OTHER REPOSITIONING ACTIVITIES

The company has, in the past four years, been closing and downsizing business units that did not provide proper returns on investment. While the company will continue to review the utilization of invested capital, this activity was substantially completed in fiscal 2003.

FISCAL 2003 ACTIVITIES

Effective May 31, 2002, the company sold its Beta Raven Industrial Controls Division. This completed the disposal and repositioning of that subsidiary. A pretax gain of $104,000 was recognized on the sale which resulted in cash proceeds of $577,000 and the buyer's assumption of certain liabilities of the company. The Beta Raven Industrial Controls Division accounted for net sales of $1.3 million and gross profit of $228,000 during fiscal 2003. During the third quarter of fiscal 2003, the company also closed an Aerostar sewing plant. The remaining $75,000 of pretax net gain for fiscal 2003 relates to the collection of a previously discounted $350,000 note receivable and adjustment to accruals in relation to businesses sold in prior years.

FISCAL 2002 ACTIVITIES

In fiscal 2002, the company recorded a net pretax gain of $367,000, before income taxes, related to the sale of its former Sportswear Division warehouse and the November 2001 closure of its remaining Plastic Tank Division operations in Tacoma, Washington. The company also incurred $249,000 of pretax charges (reflected as part of cost of goods sold in the Sold Businesses segment) to reposition the Industrial Controls Division of Beta Raven, including the closing of its Alabama plant. Beta Raven's electronic manufacturing services operations in Missouri were merged into the company's Electronic Systems Division.

FISCAL 2001 ACTIVITIES

In fiscal 2001, the company sold substantially all of the assets of its Plastic Tank Division. The proceeds of the sale were $12.3 million, consisting primarily of cash and a note receivable, and the buyers assumed certain liabilities totaling approximately $388,000 of the company. Assets sold included property, plant and equipment, accounts receivable and inventories totaling approximately $6.4 million. In addition, the company recorded approximately $813,000 to accrue for severance, legal and other costs related to the Plastic Tank Division sale, reflecting the company's best estimate of costs that it will incur until these matters are resolved. The sale did not include the company's operations in Tacoma, Washington, which were closed in November 2001. The Tacoma assets, primarily inventories and manufacturing equipment, were written down to their estimated net realizable value requiring a charge of approximately $585,000. The company also recorded a charge of approximately $1.8 million related to the write-off of goodwill related to the Plastic Tank Division. As a result of the above, the company recognized a pretax gain of approximately $3.1 million in fiscal 2001.

In fiscal 2001, the company reduced the number of customers in its Electronic Systems Division, resulting in write-downs of inventory and accounts receivable, severance and other pretax charges totaling $1.8 million. Other repositioning costs totaled approximately $400,000. Also in fiscal 2001, the company reorganized its former Sewn Products segment, combining its former Sportswear Division with Aerostar. The company incurred pretax charges of $767,000 related to the combination and sold three former Sportswear Division plants for a pretax gain of $393,000.

SOLD BUSINESSES

Net sales from Sold Businesses in fiscal 2003 were $1.3 million, all attributable to the Beta Raven Industrial Controls Division. Operating income of $204,000 included $179,000 of gains on asset sales. Fiscal 2002 net sales of $6.5 million were attributed to Beta Raven ($3.0 million) and the Plastic Tank Division ($3.5 million). Operating losses of $613,000 included $47,000 of losses on asset sales. Fiscal 2001 net sales were $19.5 million, with $16.2 million from the Plastic Tank Division and $3.3 million from Beta Raven. Operating income of $3.3 million included $3.1 million of gain on asset sales, principally from the Plastic Tank Division.


                        page 18 RAVEN 2003 ANNUAL REPORT

SEGMENT ANALYSIS

SALES AND OPERATING INCOME BY SEGMENT


                                      2003                     2002                   2001
                            ---------------------------------------------------------------------
                                             %                        %                       %
Dollars in thousands           amount      change      amount      change      amount      change
                            ------------   ------   ------------   ------   ------------   ------
SALES
Flow Controls ...........   $     28,496    +22.9   $     23,178    +38.3   $     16,758    +23.9
Engineered Films ........         39,975     -0.8         40,280    + 0.7         40,004    +11.5
Electronic Systems ......         38,589    +19.5         32,289    + 0.8         32,039    + 6.2
Aerostar ................         12,529    -23.0         16,271    -33.7         24,559    -13.1
                            ------------            ------------            ------------
Total ongoing ...........        119,589    + 6.8        112,018     -1.2        113,360     +5.1
Sold businesses .........          1,314    -79.8          6,497    -66.7         19,498    -54.1
                            ------------            ------------            ------------
Total ...................   $    120,903    + 2.0   $    118,515    -10.8   $    132,858    -11.7
                            ============            ============            ============


                                     2003                   2002                 2001
                            -----------------------------------------------------------------
                                            %                      %                     %
Dollars in thousands         amount       sales      amount      sales    amount       sales
                            ---------    ------    ---------    ------   ---------    -------
OPERATING
  INCOME (LOSS)
Flow Controls ...........   $   6,897      24.2    $   5,509      23.8   $   3,985       23.8
Engineered Films ........      11,447      28.6        9,886      24.5       8,810       22.0
Electronic Systems ......       4,022      10.4        2,264       7.0        (542)      (1.7)
Aerostar ................        (405)     (3.2)       1,278       7.9       1,583        6.4
Corporate expenses ......      (5,100)                (5,149)               (6,419)
                            ---------              ---------             ---------
Total ongoing ...........      16,861      14.1       13,788      12.3       7,417        6.5
Sold businesses .........         204                   (613)                3,331
                            ---------              ---------             ---------
Total ...................   $  17,065      14.1    $  13,175      11.1   $  10,748        8.1
                            =========              =========             =========

FLOW CONTROLS

The Flow Controls Division (FCD) provides electronic speed and Global Positioning System (GPS)-based, location-compensated application-control products for the agriculture, turf management and other niche markets.

FISCAL 2003 VERSUS FISCAL 2002

Net sales increased 22.9% to $28.5 million over fiscal 2002 net sales. The Starlink acquisition from December 2001 was the principal contributor to the increase. Those operations, combined with increased sales from new products helped propel the division to new operating levels. Operating income of $6.9 million posted a $1.4 million increase over fiscal 2002. Gross profits from increased sales were the driver of the increase. Selling and general expenses increased only $29,000 as a result of the collection of a receivable for which an allowance had previously been established, which partially offset selling expense increases. Gross profits as a percentage of net sales were 29.8% as compared to 32.9% in fiscal 2002 (excluding the write-off of $550,000 in acquired research and development) in fiscal 2002. The decline reflects the impact of the higher fixed-cost structure principally related to the acquired Starlink operations. Fourth quarter sales under a special program for chemical injection systems were $523,000 in fiscal 2003 and $1.9 million in fiscal 2002, respectively. The lower sales under this program negatively impacted operating income. Changes to the distribution channel combined with slower demand by growers delayed shipments beyond the fourth quarter of fiscal 2003. Orders under the current program are more than $6.0 million compared to more than $4.5 million for the previous program.

                                    (GRAPH)

                                 FLOW CONTROLS

NET SALES
(dollars in millions)
2001            16.76
2002            23.18
2003            28.50


OPERATING
INCOME
(dollars in millions)
2001            3.99
2002            5.51
2003            6.90


FISCAL 2002 VERSUS FISCAL 2001

Net sales for fiscal 2002 of $23.2 million experienced strong growth, increasing 38.3% when compared to fiscal 2001 levels. The two main factors in the growth were a special order for chemical injection systems and the continued commitment to new product introductions. FCD's operating income topped $5.5 million versus $4.0 million for fiscal 2001. Fiscal 2002 operating income was negatively impacted by a write-off (part of cost of goods sold) of $550,000 in acquired research and development costs. The operating income growth was entirely attributable to stronger gross profits as selling and general expenses were virtually flat. As a percentage of net sales, gross profits were flat at 32.9% (excluding the write-off) for both fiscal years.

PROSPECTS

FCD looks to focus more on marketing and distribution of its precision agriculture products in fiscal 2004. FCD faces a challenge given the difficult agricultural environment, but several strategic partner alliances and a shift in divisional focus will help to drive those sales. This new initiative calls for simplifying product interfaces and placing on-site marketing representatives around the country to support and develop FCD's dealer network.


                        RAVEN 2003 ANNUAL REPORT page 19

Selling expense as a percent of sales is expected to increase by one and one-half percentage points in fiscal 2004 to support this initiative. FCD targets sales growth in excess of 10%.

ENGINEERED FILMS

The Engineered Films Division (EFD) produces rugged reinforced plastic sheeting for industrial, construction, manufactured housing and agriculture applications and high altitude balloons for public and commercial research.


                                    (GRAPH)

                                ENGINEERED FILMS

NET SALES
(dollars in millions)
2001            40.00
2002            40.28
2003            39.98


OPERATING
INCOME
(dollars in millions)
2001             8.81
2002             9.89
2003            11.45

FISCAL 2003 VERSUS FISCAL 2002

Net sales for EFD changed little for fiscal 2003 at $40.0 million, a $305,000 decrease over fiscal 2002. Pit lining, land fill and manufactured housing film sales all declined in fiscal 2003. Low commodity prices for natural gas and crude oil reduced oil and gas exploration and the need for plastic sheeting. Industrial and construction markets remained strong, and combined with an 8.8% increase in research balloon sales, helped to partially offset the other market declines. Operating income grew $1.6 million to $11.4 million, despite the decline in net sales. Lower raw material costs helped generate a gross profit rate of 33.7%, as compared to 29.1% for fiscal 2002, and drove the operating income improvements. Selling and general expenses were higher due mainly to increased salaries and related costs, as well as increased product improvement costs. These additional expenses partially offset the increases from gross profit growth.

FISCAL 2002 VERSUS FISCAL 2001

Net sales experienced little growth in fiscal 2002 at $40.3 million, a $276,000 increase over fiscal 2001 sales. Sales were maintained despite several shifts in customer demand for products. Foreign research balloon and manufactured housing sales declined. These declines were offset by stronger pit lining sales for the first half of fiscal 2002, and a strong construction film market through most of the fiscal year. Operating income of $9.9 million grew $1.1 million, or 12.2%, over fiscal 2001. This was achieved through gross profit gains generated by lower material prices and shifts in product mix, partially offset by an increase in selling and general expenses. As a percentage of net sales, gross profits increased from 26.3% to 29.1% as a result.

PROSPECTS

A new extrusion line began producing its full range of products in the fourth quarter of fiscal 2003 and has nearly doubled EFD's extrusion capacity. This added capacity will allow for increased sales of existing products, as well as the capability of producing new products for the existing markets. There can be no assurance that market demands or new products will fully utilize the additional capacity, but management remains confident market demand will be cultivated. An increase in natural gas and crude oil prices could increase drilling activity and generate more demand for pit lining materials, but could also adversely impact raw material costs and gross profit rates, more than offsetting the profit impact of any sales gains. Plastic resin is made from natural gas and oil supplies. New products are expected to carry lower gross profit rates upon initial introduction, as market penetration may require targeted price-cutting.


                                    (GRAPH)

                               ELECTRONIC SYSTEMS

NET SALES
(dollars in millions)
2001            32.04
2002            32.29
2003            38.59


OPERATING
INCOME
(dollars in millions)
2001            (0.54)
2002             2.26
2003             4.02

ELECTRONIC SYSTEMS

The Electronic Systems Division (ESD) is a total-solutions provider of electronics manufacturing services, primarily to North American original equipment manufacturers.

FISCAL 2003 VERSUS FISCAL 2002

Net sales improved $6.3 million over fiscal 2002 to reach $38.6 million. Net sales growth from the former Beta Raven electronic manufacturing services operation that was integrated into ESD in mid-fiscal 2002 and contributions from the December 2001 System Integrators acquisition were the driving factors in increased net sales for ESD. Partially offsetting the increase has been a decline in government contract sales. Operating income improved substantially for fiscal page 20 RAVEN 2003 ANNUAL REPORT

2003 as compared to fiscal 2002, increasing $1.8 million. The acquired System Integrators operations and the continued implementation of Six Sigma methodology have improved capacity utilization and efficiencies. Gross profit as a percentage of sales improved from 8.7% in fiscal 2002 to 12.4% for fiscal 2003.

FISCAL 2002 VERSUS FISCAL 2001

Net sales of $32.3 million were achieved in fiscal 2002, as compared to $32.0 million for 2001 even with a nearly 50% reduction in customer base. Measures taken to reposition ESD during fiscal 2001 resulted in an improved customer base and operating income, but the customer reduction limited growth. Operating income for fiscal 2002 was $2.3 million. This is comparable to $1.3 million of income in fiscal 2001 after excluding $1.8 million of costs incurred in the repositioning of ESD. Gross profits growth was responsible for the majority of the increase, in addition to a decrease in selling and general expenses mainly from personnel reductions as a result of reduced customer levels and restructuring. As a percentage of net sales, gross profits increased from 6.3% for fiscal 2001 (excluding repositioning costs) to 8.7% for fiscal 2002.

PROSPECTS

During the fourth quarter of fiscal 2003, ESD signed supplier agreements with three accounts that management expects will increase sales by more than 10% annually for the next two years. These agreements do not guarantee any specific revenue level, but position ESD to be the sole supplier for specific product lines. Start-up costs may initially reduce gross profit percentages from the strong levels obtained over the last half of fiscal 2003, but profit rates are expected to recover by the end of fiscal 2004.

AEROSTAR

Aerostar manufactures custom-shaped advertising inflatable display products, hot-air sport balloons and other sewn and sealed products on a contract basis.

FISCAL 2003 VERSUS FISCAL 2002

Net sales in fiscal 2003 declined 23.0% over fiscal 2002 to $12.5 million caused primarily by the decision to exit the cold-weather outerwear business. Hot air balloon sales declined another 20% again in fiscal 2003 while reduced advertising expenditures by companies depressed sales of inflatable displays. The reduced level of outerwear sales resulted in the closure of another sewing plant during the third quarter of fiscal 2003, leaving only two remaining plants. Operating losses of $405,000 were posted for fiscal 2003 as compared to income of $864,000 for fiscal 2002 (excluding a $414,000 gain realized on the sale of a building). Gross profits declined across all product lines, and as a percentage of net sales, decreased from 11.9% for fiscal 2002 to 4.5% in fiscal 2003. Increases in product liability insurance had a negative impact to profit margins of 2.6 percentage points, and start-up costs for parachute manufacturing further depressed margins. Inventory obsolescence charges, resulting from the restructuring of hot air balloon and apparel operations, of $306,000 and $275,000 were taken in fiscal 2003 and 2002, respectively.


                                    (GRAPH)

                                    AEROSTAR

NET SALES
(dollars in millions)
2001            24.56
2002            16.27
2003            12.53


OPERATING
INCOME
(dollars in millions)
2001             1.58
2002             1.28
2003            -0.41



FISCAL 2002 VERSUS FISCAL 2001

Net sales of $16.3 million declined 33.7% as compared to fiscal 2001 net sales levels. Specialty apparel sales declined $8.1 million due to the closures of two sewing plants in late fiscal 2001 and a planned reduction in that line of business. Hot air balloon sales decreased 25% while there was a small increase in custom-inflatable products. Operating income declined from $1.6 million in fiscal 2001 to $1.3 million for fiscal 2002. Excluding the gain from the sale of a building, fiscal 2002 operating income was actually $864,000. The decline is attributable to gross profit decreases, due to the sales levels. As a percentage of sales, gross profits increased from 10.0% to 11.9% for fiscal 2002.

PROSPECTS

Significant restructuring during fiscal 2003 at Aerostar has reduced its costs to allow it to be profitable at reduced sales levels. The addition of a $7.65 million US Army cargo parachute contract and expected reorders

                        RAVEN 2003 ANNUAL REPORT page 21
should help sales rebound by more than 20% in fiscal 2004. Start-up costs on this contract have reduced margin gains, but Aerostar expects to be a positive contributor to operating income in fiscal 2004. A long-term plan for reducing further liability exposure has also been established for the hot air balloon market.

EXPENSES, INCOME TAXES AND OTHER

Corporate expenses decreased $49,000 to $5.1 million in fiscal 2003, while expenses decreased nearly 20% between fiscal 2001 and fiscal 2002. Reductions in personnel and related costs were the principal driver of the decrease. These reductions are substantially complete and expenses are not expected to fall in fiscal 2004. Interest expense declined $66,000 to $63,000 for fiscal 2003 due to minimal debt. Expense for fiscal 2002 was 50% less than fiscal 2001 as a result of the reduction in debt levels resulting from the prepayment of notes. Other income is principally composed of interest income, which declined $352,000 due to lower cash balances and interest rates. Interest income for fiscal 2002 was $105,000 higher than fiscal 2001 due to higher invested cash balances countered by declining interest rates. The effective tax rate for fiscal 2003 of 35.2% was higher than the effective rate of 34.8% for fiscal 2002 due to slightly higher state taxes and nondeductible expenses. The fiscal 2001 effective tax rate of 41.3% included the impact of nondeductible goodwill write-offs. The company's effective income tax rate in fiscal 2004 is expected to increase as the impact of graduated rates is reduced by higher taxable income.



LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes cash provided by (used in) the company's business activities for the past three fiscal years:

Dollars in thousands                   2003             2002           2001
                                   ------------    ------------    ------------
Operating activities ...........   $     12,735    $     18,496    $      9,441
Investing activities ...........         (9,166)        (13,152)          9,752
Financing activities ...........         (5,830)         (8,539)        (14,227)



                                    (GRAPH)


CASH FLOWS FROM OPERATIONS
(dollars in millions)
1998            9.27
1999            8.33
2000           10.38
2001            9.44
2002           18.50
2003           12.74

OPERATING ACTIVITIES AND CASH POSITION

Cash flow from operations for fiscal 2003 were $12.7 million as compared to an exceptional $18.5 million for fiscal 2002, and the company continues to maintain a strong cash position. Accounts receivable and inventory were the principal drivers in the decrease. Fiscal 2002 cash flows included accounts receivable and inventory liquidation from the closed Plastic Tank Division, as well as higher overall turnover. Inventory levels in fiscal 2003 are higher to take advantage of low material costs and a build-up for future shipments under a chemical injection systems order.

Cash flows in fiscal 2002 were particularly strong, increasing $9.1 million over fiscal 2001. Inventory declines, accounts receivable liquidation and better accounts receivable turnover rates were the principal drivers of the increase.

Total cash, cash equivalents and short-term investments at January 31, 2003, were $9.2 million, as compared to $7.5 million at January 31, 2002, and $10.7 million at January 31, 2001. Cash and investments at January 31, 2003, increased due mainly to a decrease in cash utilized for investing activities, principally for acquisitions. The cash position at January 31, 2002, reflects the use of cash during the year for acquisitions and increased capital expenditures. The company expects that current cash and short-term investments, combined with continued positive operating cash flows will continue to be sufficient to fund day-to-day operations.

INVESTING ACTIVITIES

The decrease in cash used for investing activities highlights the absence of acquisitions in fiscal 2003. Cash of $8.7 million was expended in fiscal 2002 to purchase page 22 RAVEN 2003 ANNUAL REPORT

Starlink and System Integrators. No acquisitions were completed during fiscal 2003. Partially offsetting this decrease was an increase in investments and capital expenditures. Excess cash of $4.0 million was used to purchase short-term investments during fiscal 2003. The Engineered Films Division completed construction of a new $4.4 million extrusion line and additional warehouse space in fiscal 2003. Cash flows from investing activities in fiscal 2002 declined $22.9 million as compared to fiscal 2001. The decrease is a result of the use of cash for acquisitions during fiscal 2002 and $12.8 million of proceeds received in fiscal 2001 from the sale of businesses and assets.


                                    (GRAPH)


BOOK VALUE
PER SHARE (dollars)
1998            4.25
1999            4.42
2000            4.64
2001            5.06
2002            5.65
2003            6.42


FINANCING ACTIVITIES

Cash used in financing activities declined $2.7 million over fiscal 2002. This reflects the prepayment in fiscal 2002 of a $3.0 million outstanding long-term note, leaving the company nearly debt-free. The company's main financing activities continue to be the payment of dividends and the repurchase of company stock. Purchases of 251,230 shares at an average price of $13.23 were made during the year and the dividend was increased 9.8% over fiscal 2002. Financing activities in fiscal 2002 consumed $5.7 million less in cash over fiscal 2001. This was due principally to a decline in stock repurchases. In fiscal 2002, 346,618 shares were repurchased at an average price of $8.22, while 2.3 million shares at an average price of $4.74 were repurchased in fiscal 2001.

As anticipated, short-term borrowing needs were minimal in fiscal 2003. Aerostar drew on its short-term line of credit with a maximum borrowing of $575,000 and an average daily borrowing of $227,000. There were no borrowings outstanding at January 31, 2003. The remaining debt of the company consists of capital leases assumed in the acquisition of Starlink and System Integrators which are scheduled to be repaid by fiscal 2006.

Contractual obligations consist of capital leases and non-cancelable operating leases for facilities and equipment, deferred acquisition payments related to the Starlink and System Integrators acquisitions and unconditional purchase obligations primarily for raw materials. The letters of credit have been issued for worker's compensation insurance obligations that remain from the period of self-insurance (February 1, 2001 and prior.) In the event the bank chooses not to renew the line of credit, the letters of credit would cease and alternative methods of support for the insurance obligations would be necessary that would be more expensive and require additional cash outlays. The company believes the chances of such an event are remote. A summary of the obligations and commitments at January 31, 2003, for the next five years is shown below.


                                                                                  FY 2005-       FY 2007-
Dollars in thousands                                 Total         FY 2004        FY 2006        FY 2008
                                                 ------------   ------------   ------------   ------------
Contractual Obligations:
Line of Credit(a) ............................   $         --   $         --   $         --   $         --
Capital Leases ...............................            307            141            166             --
Deferred Acquisition Obligations .............            350             --            350             --
Operating Leases .............................          1,532            338            604            590
Unconditional Purchase Obligations ...........         14,953         14,953             --             --
                                                 ------------   ------------   ------------   ------------
                                                       17,142         15,432          1,120            590
Other Commercial Commitments:
Letters of Credit ............................          1,582          1,582             --             --
                                                 ------------   ------------   ------------   ------------
                                                 $     18,724   $     17,014   $      1,120   $        590
                                                 ============   ============   ============   ============

(a)  $7.0 million line bears interest at 4.25% and expires July 2003.

CAPITAL REQUIREMENTS

The company maintains an excellent financial condition and capacity for growth. Management continues to look for opportunities to expand its core businesses through acquisitions or internal growth. The company has the capacity to assume additional financing and will do so if the appropriate strategic opportunity presents itself. Capital expenditures for fiscal 2004 are expected to be less than depreciation of approximately $4.0 million.



                        RAVEN 2003 ANNUAL REPORT page 23

Stock repurchases are anticipated to continue as a means to return additional cash to shareholders and increase the leverage of the company's balance sheet. The cash generated from operations and the availability under existing credit facilities is anticipated to be sufficient to fund these initiatives.


                                    (GRAPH)


RETURN ON
AVERAGE ASSETS
(percent)
1998           9.9
1999           7.4
2000           8.6
2001           9.2
2002          13.3
2003          15.9



CRITICAL ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS

CRITICAL ACCOUNTING POLICIES

Critical accounting policies for the company are those policies that require the application of judgment when valuing assets and liabilities on the company's balance sheet. The company, other than utilizing operating leases, does not enter into off balance sheet financing or derivatives.

The company's most difficult accounting decision is determining inventory value at the lower of cost or market. Typically, when a product reaches the end of its life cycle, inventory value declines slowly or the product has alternative uses. Management uses its computerized manufacturing resources planning data to help determine if inventory is slow moving or has become obsolete due to an engineering change. The company has been unable to develop a mathematical model to predict obsolescence, but closely reviews items that have balances in excess of the prior year's requirements or that have been dropped from production requirements. Despite these reviews, technological or strategic decisions, made by management or the company's customers, may result in unexpected excess material. In the Electronic Systems Division, the company typically has recourse to customers for obsolete or excess material. In every operating unit of the company, management must manage obsolete inventory risk. The accounting judgment ultimately made is an evaluation of the success that division management will have in controlling inventory risk and mitigating the impact of obsolescence when it does occur.

Determining the level of the allowance for doubtful accounts, warranty and self-insurance accruals represent management's best estimate of future events. Historical levels of activity or actuarial assistance may be used in certain circumstances, but knowledge of the current financial climate or the impact of a new product on these accruals always tempers evaluation of the historical data.

In fiscal 2002, the significance of the intangible assets associated with the Starlink acquisition led management to obtain the assistance of an outside specialist to determine the values of the intangible assets acquired. This valuation required management to estimate future revenues and cash flows associated with various intangibles outlined by Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations." The specialist provided a comprehensive report to management, outlining the value of the intangible assets and their estimated useful lives. These intangibles and other intangibles must be evaluated at least annually hereafter to determine if any impairment exists. This will require evaluation of current performance and assumptions and estimates concerning future revenues and cash flows at the segment level.

NEW ACCOUNTING STANDARDS

The Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" in January 2003. The Statement provided alternative methods of transition for a voluntary change to fair value based method of accounting for stock-based employee compensation. It also amended the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." The company announced in fiscal year 2003 it would volun-

                        page 24 RAVEN 2003 ANNUAL REPORT

                                    (GRAPH)


OPERATING INCOME
MARGIN (percent)
1998           6.9
1999           6.2
2000           7.0
2001           8.1
2002          11.1
2003          14.1



tarily begin expensing stock options and therefore began applying SFAS No. 123, and subsequently SFAS No. 148, utilizing the modified prospective method.

Financial Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of SFAS No. 5, 57 and 107 and rescission of SFAS No.
34)" was issued in November 2002. This Interpretation addresses the disclosures to be made by a guarantor about its obligations and clarifies the requirements related to the initial recognition and measurement of a liability by a guarantor. This includes product warranties, which are subject to the disclosure requirements of the Interpretation. The recognition and measurement provisions are effected for fiscal periods ending after December 31, 2002, and the disclosure requirements for fiscal periods ending after December 15, 2002. The company has adopted the disclosure requirement provisions of the Interpretation for fiscal 2003 with no material impact on the company's consolidated financial statements.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued in June 2002. Under this Statement, the liabilities for costs associated with exit or disposal activities can only be recognized when incurred rather than at the date of a commitment to an exit or disposal plan. While SFAS No. 146 is required for exit or disposal activities initiated after December 31, 2002, the company chose to adopt the Statement early and applied it to any exit or disposal activities initiated after July 31, 2002.

SFAS No. 142, "Goodwill and Other Intangible Assets" establishes new guidance on accounting for goodwill and intangible assets after a business combination is completed (i.e., post acquisition accounting). Significant changes are required by SFAS No. 142 including (1) discontinued amortization of goodwill and indefinite-lived intangible assets, (2) at least annual impairment testing of goodwill and indefinite-lived assets, and (3) amortization period of intangible assets with finite lives will no longer be limited to 40 years. The non-amortization and amortization provisions of the Statement were adopted, as required, for all acquisitions closed after June 30, 2001, and to the company in its entirety on February 1, 2002. No impairments have been recognized and the discontinuance of amortization has had a minimal impact on the financial statements.

RECENTLY PASSED LEGISLATION

On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 (the "Act"), which immediately impacts Securities and Exchange Commission registrants, public accounting firms, lawyers and securities analysts. This legislation is one of the most comprehensive since the passage of the Securities Acts of 1933 and 1934. It has far reaching effects on the standards of integrity for corporate management, boards of directors and executive management. Additional disclosures and procedures will be required. The company does not expect any material adverse effect as a result of the passage of this legislation; however, the full scope of the Act has not been determined. The Act provides for additional regulations and requirements of publicly traded companies, some of which have yet to be issued.



                        RAVEN 2003 ANNUAL REPORT page 25

MONTHLY CLOSING STOCK PRICE & VOLUME



                                    (GRAPH)


                         SHARES TRADED         CLOSING STOCK PRICE
                         (in thousands)        (in dollars)

FEB02                    423.20                11.025
MAR02                    351.80                11.795
APR02                    253.80                11.875
MAY02                    354.00                13.325
JUN02                    450.20                13.500
JUL02                    260.20                11.625
AUG02                    331.40                13.500
SEP02                    273.68                13.350
OCT02                    240.50                13.280
NOV02                    259.94                16.160
DEC02                    348.65                17.224
JAN03                    370.53                15.811


QUARTERLY INFORMATION (Unaudited)

Dollars in thousands,                                                                 Net Income       Common Stock       Cash
except per-share       Net      Gross        Operating     Pretax         Net       Per Share(a)(b)   Market Price(b)  Dividends(b)
data                  Sales     Profit        Income       Income        Income     Basic   Diluted    High     Low    Per Share
                    --------   --------      --------     --------      --------    ------  -------   ------   ------  ------------
FISCAL 2003
First Quarter ...   $ 30,974   $  8,150      $  5,304     $  5,320      $  3,458    $ 0.38   $ 0.37   $12.18   $ 8.75  $  0.070
Second Quarter ..     29,692      5,996         3,532        3,569         2,320      0.25     0.25    14.43    10.75     0.070
Third Quarter ...     31,423      7,332         4,872        4,939         3,210      0.35     0.34    14.00    11.65     0.070
Fourth Quarter ..     28,814      6,037         3,357        3,426         2,197      0.24     0.24    18.40    13.40     0.070
                    --------   --------      --------     --------      --------    ------   ------   ------   ------  --------
Total Year ......   $120,903   $ 27,515      $ 17,065     $ 17,254      $ 11,185    $ 1.22   $ 1.20   $18.40   $ 8.75  $  0.280
                    ========   ========      ========     ========      ========    ======   ======   ======   ======  ========
FISCAL 2002
First Quarter ...   $ 30,972   $  6,239      $  3,294     $  3,415      $  2,209    $ 0.23   $ 0.23   $ 6.42   $ 6.04  $  0.060
Second Quarter ..     28,157      5,299         3,020        3,157         2,043      0.22     0.22     9.09     6.34     0.065
Third Quarter ...     28,780      6,391         3,762        3,879         2,510      0.27     0.27     9.06     7.23     0.065
Fourth Quarter ..     30,606      5,922(c)      3,099(c)     3,114(c)      2,085(c)   0.23     0.22    11.75     8.55     0.065
                    --------   --------      --------     --------      --------    ------   ------   ------   ------  --------
Total Year ......   $118,515   $ 23,851      $ 13,175     $ 13,565      $  8,847    $ 0.95   $ 0.93   $11.75   $ 6.04  $  0.255
                    ========   ========      ========     ========      ========    ======   ======   ======   ======  ========

FISCAL 2001
First Quarter ...   $ 32,168   $  6,159      $  2,599     $  2,621      $  1,677    $ 0.15   $ 0.15   $ 5.00   $ 3.75  $  0.057
Second Quarter ..     33,178      5,073         1,851        1,832         1,173      0.11     0.11     5.00     4.33     0.057
Third Quarter ...     35,210      3,734         3,576(d)     3,592(d)      1,663(d)   0.17     0.17     6.95     4.83     0.060
Fourth Quarter ..     32,302      6,157         2,722(d)     2,879(d)      1,898(d)   0.20     0.20     6.13     5.17     0.060
                    --------   --------      --------     --------      --------    ------   ------   ------   ------  --------
Total Year ......   $132,858   $ 21,123      $ 10,748     $ 10,924      $  6,411    $ 0.62   $ 0.62   $ 6.95   $ 3.75  $  0.233
                    ========   ========      ========     ========      ========    ======   ======   ======   ======  ========


(a) Net income per share is computed discretely by quarter and may not add to the full year.

(b) All per-share and market price data reflect the January 2003 two-for-one stock split and the July 2001 three-for-two stock split.

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

                        page 26 RAVEN 2003 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

                                                                                 As of January 31
                                                                       ---------------------------------
Dollars in thousands, except per-share data                               2003       2002         2001
                                                                       ---------   ---------   ---------
ASSETS
Current assets
  Cash and cash equivalents ........................................   $   5,217   $   7,478   $  10,673
  Short-term investments ...........................................       4,000          --          --
  Accounts receivable, net .........................................      16,468      16,427      19,274
  Inventories, net .................................................      21,366      19,082      18,983
  Deferred income taxes ............................................       1,493       1,927       2,516
  Prepaid expenses and other current assets ........................         807         394         371
                                                                       ---------   ---------   ---------
      Total current assets .........................................      49,351      45,308      51,817

Property, plant and equipment, net .................................      16,455      14,059      11,647
Goodwill ...........................................................       5,933       5,863         642
Other assets, net ..................................................       1,077       2,606       1,550
                                                                       ---------   ---------   ---------
      Total assets .................................................   $  72,816   $  67,836   $  65,656
                                                                       =========   =========   =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt ................................   $     119   $     127   $   1,012
  Accounts payable .................................................       5,291       4,801       3,490
  Accrued liabilities ..............................................       7,157       8,179       8,727
  Customer advances ................................................         600         703         706
                                                                       ---------   ---------   ---------
      Total current liabilities ....................................      13,167      13,810      13,935

Long-term debt, less current portion ...............................         151         280       2,013
Other liabilities, primarily compensation and benefits .............       1,262       1,714       1,719

Commitments and contingencies

Stockholders' equity
  Common shares, par value $1.00 per share
    Authorized - 100,000,000
    Outstanding - 2003: 9,066,362; 2002: 4,605,569; 2001: 3,159,432       58,236      52,032      47,989
                                                                       ---------   ---------   ---------
       Total liabilities and stockholders' equity ..................   $  72,816   $  67,836   $  65,656
                                                                       =========   =========   =========



The accompanying notes are an integral part of the consolidated financial statements.

                        RAVEN 2003 ANNUAL REPORT page 27

CONSOLIDATED STATEMENTS OF INCOME


                                                                   For the years ended January 31
                                                           --------------------------------------------
Dollars in thousands, except per-share data                    2003            2002            2001
                                                           ------------    ------------    ------------
Net sales ..............................................   $    120,903    $    118,515    $    132,858
Cost of goods sold .....................................         93,388          94,664         111,735
                                                           ------------    ------------    ------------
  Gross profit .........................................         27,515          23,851          21,123
Selling, general and administrative expenses ...........         10,629          11,043          13,883
Gain on sales of businesses and assets .................           (179)           (367)         (3,508)
                                                           ------------    ------------    ------------
  Operating income .....................................         17,065          13,175          10,748
Interest expense .......................................            (63)           (129)           (258)
Other income, net ......................................            252             519             434
                                                           ------------    ------------    ------------
  Income before income taxes ...........................         17,254          13,565          10,924
Income taxes ...........................................          6,069           4,718           4,513
                                                           ------------    ------------    ------------
  Net income ...........................................   $     11,185    $      8,847    $      6,411
                                                           ============    ============    ============

Net income per common share
    - basic ............................................   $       1.22    $       0.95    $       0.62
                                                           ============    ============    ============
    - diluted ..........................................   $       1.20    $       0.93    $       0.62
                                                           ============    ============    ============


The accompanying notes are an integral part of the consolidated financial statements.


                        page 28 RAVEN 2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF STOCKHOLDERS'
EQUITY AND COMPREHENSIVE INCOME


                                                                                   Treasury Stock
                                                         Common     Paid-in    ----------------------    Retained
Dollars in thousands, except per-share data              Stock      Capital      Shares        Cost      Earnings      Total
                                                        --------    -------    ----------    --------    --------    --------
Balance January 31, 2000 ............................   $  5,218    $ 3,177    (1,302,007)   $(18,112)   $ 64,236    $ 54,519

  Net and comprehensive income ......................         --         --            --          --       6,411       6,411
  Cash dividends ($.233 per share)(a) ...............         --         --            --          --      (2,399)     (2,399)
  Purchase of stock .................................         --         --      (761,800)    (10,829)         --     (10,829)
  Employees' stock options exercised ................          2         42            --          --          --          44
  Employee stock grant ..............................          3         39            --          --          --          42
  Stock option cash bonus forfeitures, net of tax ...         --        201            --          --          --         201
                                                        --------    -------    ----------    --------    --------    --------
Balance January 31, 2001 ............................      5,223      3,459    (2,063,807)    (28,941)     68,248      47,989

  Net and comprehensive income ......................         --         --            --          --       8,847       8,847
  Cash dividends ($.255 per share)(a) ...............         --         --            --          --      (2,371)     (2,371)
  Three-for-two stock split .........................      2,612     (2,614)   (1,031,903)         --          --          (2)
  Purchase of stock .................................         --         --      (173,309)     (2,848)         --      (2,848)
  Purchase and retirement of stock ..................        (70)    (1,134)           --          --          --      (1,204)
  Employees' stock options exercised ................        110      1,378            --          --          --       1,488
  Tax benefit from exercise of stock options ........         --        133            --          --          --         133
                                                        --------    -------    ----------    --------    --------    --------
Balance January 31, 2002 ............................      7,875      1,222    (3,269,019)    (31,789)     74,724      52,032

  SFAS No. 123 adoption adjustment ..................         --        478            --          --          --         478
  Net and comprehensive income ......................         --         --            --          --      11,185      11,185
  Cash dividends ($.280 per share)(a) ...............         --         --            --          --      (2,563)     (2,563)
  Two-for-one stock split ...........................      7,875     (1,682)   (3,269,019)         --      (6,193)         --
  Purchase of stock .................................         --         --      (251,230)     (3,324)         --      (3,324)
  Purchase and retirement of stock ..................        (70)      (835)           --          --          --        (905)
  Employees' stock options exercised ................        176        917            --          --          --       1,093
  Stock compensation expense ........................         --        174            --          --          --         174
  Tax benefit from exercise of stock options ........         --         66            --          --          --          66
                                                        --------    -------    ----------    --------    --------    --------
Balance January 31, 2003 ............................   $ 15,856    $   340    (6,789,268)   $(35,113)   $ 77,153    $ 58,236
                                                        ========    =======    ==========    ========    ========    ========


(a) Restated to reflect July 2001 three-for-two stock split and January 2003 two-for-one stock split.

The accompanying notes are an integral part of the consolidated financial statements.

                        RAVEN 2003 ANNUAL REPORT page 29

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                 For the years ended January 31
                                                                          --------------------------------------------
Dollars in thousands                                                          2003            2002            2001
                                                                          ------------    ------------    ------------
Cash flows from operating activities
  Net income ..........................................................   $     11,185    $      8,847    $      6,411
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation ......................................................          3,541           2,975           3,394
    Amortization ......................................................            425             170             273
    Acquired in-process research and development charge ...............             --             550              --
    Provision for losses on accounts receivable, net of recoveries ....           (100)            126             552
    Gain on sales of businesses and assets ............................           (179)           (367)         (3,508)
    Deferred income taxes .............................................          1,157             586            (684)
    Stock compensation expense ........................................            174              76             252
    Change in operating assets and liabilities, net of effects from the
       acquisition and sale of businesses .............................         (3,470)          5,453           2,662
    Other operating activities, net ...................................              2              80              89
                                                                          ------------    ------------    ------------
  Net cash provided by operating activities ...........................         12,735          18,496           9,441
                                                                          ------------    ------------    ------------
Cash flows from investing activities
  Capital expenditures ................................................         (6,033)         (5,094)         (3,090)
  Purchase of short-term investments ..................................         (5,000)             --              --
  Sale of short-term investments ......................................          1,000              --              --
  Acquisition of businesses ...........................................            (57)         (8,735)             --
  Sales of businesses and assets, net of cash sold ....................            927             677          12,805
  Other investing activities, net .....................................             (3)             --              37
                                                                          ------------    ------------    ------------
  Net cash provided by (used in) investing activities .................         (9,166)        (13,152)          9,752
                                                                          ------------    ------------    ------------
Cash flows from financing activities
  Proceeds from borrowing under line of credit ........................          1,025           1,470           3,500
  Repayment on borrowing under line of credit .........................         (1,025)         (1,470)         (3,500)
  Long-term debt principal payments ...................................           (131)         (3,602)         (1,043)
  Net proceeds from exercise of stock options .........................            188             284              44
  Dividends paid ......................................................         (2,563)         (2,371)         (2,399)
  Purchase of treasury stock ..........................................         (3,324)         (2,848)        (10,829)
  Other financing activities, net .....................................             --              (2)             --
                                                                          ------------    ------------    ------------
  Net cash used in financing activities ...............................         (5,830)         (8,539)        (14,227)
                                                                          ------------    ------------    ------------
Net increase (decrease) in cash and cash equivalents ..................         (2,261)         (3,195)          4,966
Cash and cash equivalents at beginning of year ........................          7,478          10,673           5,707
                                                                          ------------    ------------    ------------
Cash and cash equivalents at end of year ..............................   $      5,217    $      7,478    $     10,673
                                                                          ============    ============    ============

The accompanying notes are an integral part of the consolidated financial statements.



                        page 30 RAVEN 2003 ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Raven Industries, Inc. and its wholly owned subsidiaries (the "company"). The company is an industrial manufacturer providing a variety of products to customers within the industrial, agricultural, construction and military/aerospace markets throughout North America. The company operates three divisions (Flow Controls, Engineered Films and Electronic Systems) in addition to a wholly owned subsidiary, Aerostar International, Inc. (Aerostar). The company's Beta Raven subsidiary was liquidated into Raven during fiscal 2003. All significant intercompany balances and transactions have been eliminated in consolidation.

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

CASH AND CASH EQUIVALENTS

The company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalent balances are principally concentrated in a money market fund and savings account with Wells Fargo Bank.

SHORT-TERM INVESTMENTS

Short-term investments consist of fully insured certificates of deposit with varying maturities, all less than 12 months from the balance sheet date. Rates on the deposits at January 31, 2003, range from 1.80% to 2.15%.

INVENTORY VALUATION

Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis.


PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using accelerated methods. The estimated useful lives used for computing depreciation areas follows:

Buildings and improvements........  7 to 39 years
Machinery and equipment...........  3 to 7 years

Maintenance and repairs are charged to expense in the year incurred and renewals and betterments are capitalized. The cost and related accumulated depreciation of assets sold or disposed of are removed from the accounts and the resulting gain or loss is reflected in operations.

INTANGIBLE ASSETS

Intangible assets, primarily comprised of technologies acquired through acquisition, are recorded at cost net of accumulated amortization. Amortization is computed on a straight-line basis over estimated useful lives ranging from 3 to 20 years. The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in each reporting period. The company assesses the recoverability of long-lived and intangible assets whenever events indicate the carrying amount of the assets may not be recoverable. Any impaired assets are written down to fair value.

GOODWILL

Goodwill related to acquisitions completed prior to June 30, 2001, was previously amortized over lives ranging from 15 to 20 years. As required by Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," amortization ceased on February 1, 2002, and no goodwill resulting from acquisitions after June 30, 2001, has been amortized. Goodwill is instead evaluated in terms of its fair value at least annually and any impairment recognized at that time.

INSURANCE OBLIGATIONS

The company employs deductible insurance policies covering workers compensation, employee healthcare and general liability costs. Costs are accrued related to the risk retained under these policies based on claims filed and estimates for claims incurred but not reported. In addition, accruals are maintained to cover the company's partial self-insurance status for worker's compensation prior to February 1, 2001, and healthcare prior to January 1, 2002.


                        RAVEN 2003 ANNUAL REPORT page 31

WARRANTIES

Accruals necessary for product warranties are estimated based upon historical warranty costs and average time elapsed between purchase and returns for each division. Any warranty issues that are unusual in nature are accrued individually.

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

RESEARCH AND DEVELOPMENT

Research and development expenditures of $1.3 million in fiscal 2003, $1.4 million in fiscal 2002, and $617,000 in fiscal 2001 were charged to cost of goods sold in the year incurred. Expenditures are principally composed of labor and material costs. Fiscal 2002 expenditures include the $550,000 acquired research and development charge related to the acquisition of Starlink.

STOCK-BASED COMPENSATION

In fiscal 2003, the company began recording compensation expense related to its stock-based compensation plan using the fair value method permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" under the modified prospective method outlined by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Previous fiscal years' compensation expense was measured under the intrinsic value method. Note 10 to the consolidated financial statements includes significant assumptions and disclosures used in determining the underlying fair value of options and the related compensation cost.

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

STOCK SPLITS

The company completed a two-for-one stock split effected in the form of a 100% stock dividend on January 15, 2003. Previously, the company completed a three-for-two stock split effected in the form of a 50% stock dividend on July 13, 2001. All per-share information reflects the effect of these stock splits.

NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" in January 2003. The Statement provided alternative methods of transition for a voluntary change to fair value based method of accounting for stock-based employee compensation. It also amended the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" to require disclosure in both annual and interim financial statements. The company has chosen to voluntarily begin expensing stock options in fiscal 2003, and has adopted this change in accounting method using the modified prospective method.

Financial Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of SFAS No. 5, 57 and 107 and rescission of SFAS No.
34)" was issued in November 2002. This Interpretation addresses the disclosures to be made by a guarantor about its obligations. It also clarifies the requirements related to the initial recognition and measurement of a liability by a guarantor. This includes page 32 RAVEN 2003 ANNUAL REPORT
product warranties, which are subject to the disclosure requirements of the Interpretation. The company has adopted the disclosure requirement provisions of the Interpretation for fiscal 2003 with no material impact on the company's consolidated financial statements.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued in June 2002. Under this Statement, the liabilities for costs associated with exit or disposal activities can only be recognized when incurred rather than at the date of a commitment to an exit or disposal plan. While SFAS No. 146 is required for exit or disposal activities initiated after December 31, 2002, the company chose to adopt the Statement early and applied it to any exit or disposal activities initiated after July 31, 2002. The impact on the company's consolidated financial statements was not material.

NOTE 2. SELECTED BALANCE SHEET INFORMATION

Following are the components of selected balance sheet items:


                                                                As of January 31
                                                 --------------------------------------------
Dollars in thousands                                 2003            2002            2001
                                                 ------------    ------------    ------------
Accounts receivable, net:
  Trade accounts .............................   $     16,708    $     16,737    $     19,674
  Allowance for doubtful accounts ............           (240)           (310)           (400)
                                                 ------------    ------------    ------------
                                                 $     16,468    $     16,427    $     19,274
                                                 ============    ============    ============

Inventories, net:
  Finished goods .............................   $      5,290    $      4,509    $      4,170
  In process .................................          2,275           1,732           2,496
  Materials ..................................         13,801          12,841          12,317
                                                 ------------    ------------    ------------
                                                 $     21,366    $     19,082    $     18,983
                                                 ============    ============    ============

Property, plant and equipment, net:
  Land .......................................   $      1,091    $      1,091    $      1,004
  Building and improvements ..................         12,154          10,614           9,357
  Machinery and equipment ....................         32,248          29,219          27,517
  Accumulated depreciation ...................        (29,038)        (26,865)        (26,231)
                                                 ------------    ------------    ------------
                                                 $     16,455    $     14,059    $     11,647
                                                 ============    ============    ============

Other assets, net:
  Amortizable assets:
    Purchased technology .....................   $      1,080    $      1,080    $         --
    Other intangibles ........................            884           1,116             680
    Accumulated amortization .................         (1,027)           (705)           (617)
                                                 ------------    ------------    ------------
                                                          937           1,491              63
    Deferred income taxes ....................              6             696             693
    Other, net ...............................            134             419             794
                                                 ------------    ------------    ------------
                                                 $      1,077    $      2,606    $      1,550
                                                 ============    ============    ============

Accrued liabilities:
  Salaries and benefits ......................   $      1,766    $      2,109    $      2,163
  Vacation ...................................          1,627           1,731           1,711
  401(k) contributions .......................            782             825             979
  Self-insurance obligations .................          1,045           1,627           2,386
  Income taxes ...............................            276             144              68
  Profit sharing .............................            406             284              --
  Other ......................................          1,255           1,459           1,420
                                                 ------------    ------------    ------------
                                                 $      7,157    $      8,179    $      8,727
                                                 ============    ============    ============


NOTE 3. SUPPLEMENTAL CASH FLOW INFORMATION

                                                                  For the years ended
                                                                      January 31
                                                     --------------------------------------------
Dollars in thousands                                     2003             2002           2001
                                                     ------------    ------------    ------------
Changes in operating assets and liabilities,
 net of effects from the purchase and
 sale of businesses:
    Accounts receivable ..........................   $       (304)   $      4,510    $        128
    Inventories ..................................         (2,671)          1,506           3,552
    Prepaid expenses and other assets ............             15             386             195
    Accounts payable .............................            560             681          (1,501)
    Accrued and other liabilities ................         (1,153)         (1,299)            200
    Customer advances ............................             83            (331)             88
                                                     ------------    ------------    ------------
                                                     $     (3,470)   $      5,453    $      2,662
                                                     ============    ============    ============

Cash paid during the year for:
  Interest .......................................   $         44    $        149    $        265
  Income taxes ...................................          4,852           3,923           4,983

NOTE 4. ACQUISITIONS

On December 5, 2001, the company acquired the operating assets and assumed certain liabilities of Starlink, Incorporated and System Integrators, Inc. The results of operations for these businesses have been included in the consolidated financial statements since that date. The transactions were both accounted for as required by SFAS No. 141, "Business Combinations" which was effective for all acquisitions closed after June 30, 2001.

Starlink provides GPS-based guidance systems for the agriculture and marine markets. As a result of the acquisition, the company's ability to integrate new technology into its control systems for precision agriculture has been strengthened. This operation has been combined into the company's Flow Controls Division. The purchase price of Starlink was $7.9 million, including $7.5 million of cash and a payment deferred until December 2004, which was valued at the time of purchase at $399,000.

System Integrators is an electronics manufacturing services (EMS) provider and has been combined into the company's Electronic Systems Division. The adjusted purchase price of $1.2 million included a deferred payment valued at purchase of $66,000.



                        RAVEN 2003 ANNUAL REPORT page 33

The following table summarizes the final fair values allocations of the assets acquired and liabilities assumed at the date of acquisition.

                                                                          System
Dollars in thousands                                    Starlink     Integrators
                                                     ------------   ------------
Current assets ...................................   $      1,731   $      1,669
Property, plant, and equipment ...................            364            142
Intangible assets ................................          1,710            210

Goodwill .........................................          4,940            433
                                                     ------------   ------------
  Total assets acquired ..........................          8,745          2,454
                                                     ------------   ------------

Notes payable ....................................             --            572
Other current liabilities ........................            618            479
Long-term debt ...................................            253            159
                                                     ------------   ------------
  Total liabilities assumed ......................            871          1,210
                                                     ------------   ------------
  Net assets acquired ............................   $      7,874   $      1,244
                                                     ============   ============

Of the $1.9 million of acquired intangible assets, $550,000 was assigned to Starlink in-process research and development assets that were written off at the date of acquisition in accordance FASB Interpretation No. 4, "Applicability of SFAS No. 2 to Business Combinations Accounted for by the Purchase Method." Those write-offs were included in cost of goods sold in the Flow Controls segment. The remaining $1.4 million of acquired intangible assets consist primarily of existing GPS technologies and have a weighted-average useful life of approximately three years.

Goodwill recognized in these transactions amounted to $5.4 million, and is fully deductible for tax purposes. Goodwill related to Starlink and System Integrators was assigned to the Flow Controls and Electronic Systems segments, respectively.

NOTE 5. DIVESTITURES AND OTHER REPOSITIONING ACTIVITIES

Effective May 31, 2002, the company sold its Beta Raven Industrial Controls Division. This completed the repositioning of that subsidiary. A pretax gain of $104,000 was recognized on the sale which resulted in cash proceeds of $577,000 and the buyer's assumption of certain liabilities of the company. The company closed an Aerostar sewing plant in the third quarter of fiscal year 2003. The remaining $75,000 of pretax net gain for fiscal 2003 relates to the collection of a previously discounted $350,000 note receivable and adjustment to accruals in relation to businesses sold in prior years.

In fiscal 2002, the company recorded a net pretax gain of $367,000 related to the sale of its former Sportswear Division warehouse and the closure of its remaining Plastic Tank Division operations in Tacoma, Washington. The company also incurred $249,000 of pretax charges to reposition the Industrial Controls Division of Beta Raven, including the closing of its Alabama plant. This charge was included in cost of goods sold in the Sold Businesses segment.

In fiscal 2001, the company sold substantially all of the assets of its Plastic Tank Division. The proceeds of the sale were $12.3 million including primarily cash and a note receivable and the buyers also assumed certain liabilities of the company. Assets sold included property, plant and equipment (approximately $2.6 million), accounts receivable (approximately $2.5 million) and inventories (approximately $1.3 million). The purchaser assumed liabilities totaling approximately $388,000, primarily accounts payable. In addition, the company recorded approximately $813,000 to accrue for severance, legal, environmental and other costs related to the Plastic Tank Division sale, reflecting the company's best estimate of costs to be incurred in resolving these matters. The Plastic Tank Division sale did not include the company's operations in Tacoma, Washington, which were closed in November 2001. The Tacoma assets, primarily inventories and manufacturing equipment, were written down to their estimated net realizable value requiring a charge of approximately $585,000. The company also recorded a charge of approximately $1.8 million related to the write-off of goodwill associated with the Plastic Tank Division. While the closure occurred in fiscal 2002, the losses were recognized in fiscal 2001 concurrent with the sale. The Plastic Tank Division transactions resulted in a net pretax gain of approximately $3.1 million in fiscal 2001.

In fiscal 2001, the company reduced the number of customers in its Electronic Systems Division resulting in write-downs of inventory and accounts receivable, severance and other pretax charges totaling $1.8 million. Other repositioning costs totaled approximately $400,000. Also in fiscal 2001, the company reorganized its former Sewn Products segment, combining its former Sportswear Division with Aerostar. The company incurred pretax charges of $767,000 related to the combination and sold three former Sportswear Division plants for a pretax gain of $393,000.

                        page 34 RAVEN 2003 ANNUAL REPORT

NOTE 6. GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles are accounted for under SFAS No. 142 as adopted February 1, 2002, for all previously acquired or internally developed intangibles and goodwill, and as of June 30, 2001, for any acquisitions completed after that date. Under the Statement, amortization of goodwill and any indefinite-lived intangibles ceased. All existing goodwill was tested for impairment as of February 1, 2002, on a reporting unit basis. The reporting units are the operating segments with the exception of Engineered Films for which the reporting units are scientific research balloons and flexible films. The fair value approach is used to test goodwill for impairment. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. No impairment of goodwill was indicated.

Excluding goodwill amortization expense and related taxes, net income and net income per share would have been as follows:

                                                                         As of January 31
                                                           ------------------------------------------
Dollars in thousands, except per-share amounts                 2003            2002          2001
                                                           ------------   ------------   ------------
Net Income:
  As reported ..........................................   $     11,185   $      8,847   $      6,411
  Goodwill amortization, net of taxes ..................             --             61            147
                                                           ------------   ------------   ------------
  As adjusted ..........................................   $     11,185   $      8,908   $      6,558
                                                           ============   ============   ============
Basic net income per share:
  As reported ..........................................   $       1.22   $       0.95   $       0.62
  Goodwill amortization, net of taxes ..................             --           0.01           0.01
                                                           ------------   ------------   ------------
  As adjusted ..........................................   $       1.22   $       0.96   $       0.63
                                                           ============   ============   ============
Diluted net income per share:
  As reported ..........................................   $       1.20   $       0.93   $       0.62
  Goodwill amortization, net of taxes ..................             --           0.01           0.01
                                                           ------------   ------------   ------------
  As adjusted ..........................................   $       1.20   $       0.94   $       0.63
                                                           ============   ============   ============

The effect of discontinuing the amortization of goodwill for the year ended January 31, 2003, was to increase net income by approximately $61,000 or $0.01 for basic and diluted earnings per share.

The changes in the carrying amount of goodwill by reporting segment are shown below:

                                               Flow         Engineered      Electronic       Sold
Dollars in thousands                         Controls          Films           Systems     Businesses        Total
                                           ------------    ------------    ------------   ------------    ------------
Balance at January 31, 2000 ............   $         --    $        723    $         --   $      1,856    $      2,579
  Amortization .........................             --             (81)             --            (90)           (171)
  Goodwill write-off ...................             --              --              --         (1,766)         (1,766)
                                           ------------    ------------    ------------   ------------    ------------
Balance at January 31, 2001 ............             --             642              --             --             642
  Goodwill acquired during year ........          4,947              --             356             --           5,303
  Amortization .........................             --             (82)             --             --             (82)
                                           ------------    ------------    ------------   ------------    ------------
Balance at January 31, 2002 ............          4,947             560             356             --           5,863
  Purchase price adjustments ...........             (7)             --              77             --              70
                                           ------------    ------------    ------------   ------------    ------------
Balance at January 31, 2003 ............   $      4,940    $        560    $        433   $         --    $      5,933
                                           ============    ============    ============   ============    ============

Estimated future amortization expense based on the current carrying value of amortizable intangible assets for fiscal periods 2004 through 2007 is $418,000, $358,000, $58,000 and $48,000, respectively.

NOTE 7. EMPLOYEE RETIREMENT BENEFITS

The company has a 401(k) plan covering substantially all employees and contributed 3% of qualified payroll. The company's contribution expense was $715,000, $727,000 and $943,000 for fiscal 2003, 2002 and 2001, respectively.

In addition, the company provides postretirement medical and other benefits to officers and certain employees. The company accounts for these benefits in accordance with SFAS No. 106, "Accounting for Postretirement Benefits Other Than Pensions." The accumulated benefit obligation was approximately $2.2 million, $2.3 million and $2.0 million at January 31, 2003, 2002 and 2001, respectively. Annual expense related to these benefits was $306,000, $482,000 and $436,000 for fiscal 2003, 2002 and 2001, respectively.

NOTE 8. INCOME TAXES

The reconciliation of income tax computed at the federal statutory rate to the company's effective income tax rate is as follows:

                                                               For the years ended
                                                                    January 31
                                                        ----------------------------------
                                                        2003           2002           2001
                                                        ----           ----           ----
Tax at U.S. federal statutory rate ............         35.0%          35.0%          35.0%
Nondeductible goodwill amortization and
 write-off ....................................           --            0.1            6.0
State and local income taxes,
 net of U.S. federal benefit ..................          0.4            0.2            0.7
Nondeductible stock option expense ............          0.3             --             --
Impact of graduated rates .....................         (0.6)          (0.7)          (0.9)
Other, net ....................................          0.1            0.2            0.5
                                                        ----           ----           ----
                                                        35.2%          34.8%          41.3%
                                                        ====           ====           ====

Significant components of the company's income tax provision are as follows:

                                             For the years ended
                                 ------------------------------------------
                                                 January 31
Dollars in thousands                 2003           2002            2001
                                 ------------   ------------   ------------
Income taxes:
  Currently payable ..........   $      4,912   $      4,132   $      5,197
  Deferred ...................          1,157            586           (684)
                                 ------------   ------------   ------------
                                 $      6,069   $      4,718   $      4,513
                                 ============   ============   ============

                        RAVEN 2003 ANNUAL REPORT page 35

Significant components of the company's deferred tax assets and liabilities are as follows:

                                                                                   As of January 31
                                                                    -------------------------------------------
Dollars in thousands                                                    2003             2002           2001
                                                                    ------------    ------------   ------------
Current deferred tax assets:
  Accounts receivable ...........................................   $         84    $        109   $         98
  Inventory valuation ...........................................            194             271            530
  Accrued vacation ..............................................            508             525            498
  Insurance obligations .........................................            369             549            782
  Other accrued liabilities .....................................            338             473            608
                                                                    ------------    ------------   ------------
                                                                           1,493           1,927          2,516
                                                                    ------------    ------------   ------------
Net non-current deferred tax assets (liabilities):
  Accrued compensation and benefits .............................            333             417            602
  Depreciation and amortization .................................           (380)            244             91
  Other .........................................................             53              35             --
                                                                    ------------    ------------   ------------
                                                                               6             696            693
                                                                    ------------    ------------   ------------
Net deferred tax asset ..........................................   $      1,499    $      2,623   $      3,209
                                                                    ============    ============   ============

NOTE 9. FINANCING ARRANGEMENTS

Long-term debt consisted of the following:

                                                As of January 31
                                 --------------------------------------------
Dollars in thousands                 2003            2002            2001
                                 ------------    ------------    ------------
Total long-term debt .........   $        270    $        407    $      3,025
Current portion ..............           (119)           (127)         (1,012)
                                 ------------    ------------    ------------
                                 $        151    $        280    $      2,013
                                 ============    ============    ============

Raven has an uncollateralized credit agreement providing a line of credit of $7.0 million which expires in July 2003. Letters of credit totaling $1.6 million have been issued under the line, primarily to support self-insured workers compensation bonding requirements. Aerostar had a $2.0 million secured seasonal line of credit which was terminated January 31, 2003. No borrowings were outstanding as of January 31, 2003, 2002 or 2001, respectively and $5.4 million was available at January 31, 2003. The credit agreement contains certain restrictive covenants that, among other things, require maintenance of certain levels of net worth and working capital. Borrowings on the credit line bore interest as of January 31, 2003, 2002 and 2001 at 4.25%, 4.75% and 8.50%,
respectively. The weighted-average interest rates for borrowing under the short-term credit lines in fiscal 2003, 2002, and 2001 were 4.6%, 6.3% and 9.0%, respectively.

Wells Fargo Bank South Dakota N.A. provides the company's line of credit. Two members of the company's board of directors are also on the board of directors of Wells Fargo & Co., the parent company of Wells Fargo Bank South Dakota N.A.

As described in Note 4, the company assumed $572,000 of short-term notes payable and $412,000 of capital lease obligations in connection with its fiscal 2002 acquisitions. In December 2001, the company paid the notes in full. The capital lease obligations expire through 2006, with annual payments averaging $100,000. The company believes the fair market value of its long-term debt approximates its carrying value based on quoted market prices for similar debt.

The company leases certain transportation, equipment and facilities under operating leases. Total rent and lease expense was $446,000, $575,000 and $636,000 in fiscal 2003, 2002 and 2001, respectively. Future minimum lease payments under non-cancelable operating leases total approximately $300,000 annually and all expire by fiscal 2010.

NOTE 10. STOCK OPTIONS

Officers and key employees of the company have been granted options to purchase stock under the company's 2000 Stock Option and Compensation Plan ("Plan"). The Plan, administered by the board of directors, allows for a fixed cash bonus when options are exercised and may grant either incentive or non-qualified options with terms not to exceed ten years. Options granted after fiscal 1999 do not include a fixed cash bonus. There are 428,900 shares of the company's common stock reserved for issue under the Plan at January 31, 2003. Options are granted with exercise prices not less than market value at the date of grant. These stock options vest over a four-year period and expire after five years.

Prior to fiscal year 2003, the company accounted for the Plan under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," which utilized the intrinsic value method to recognize compensation expense. Compensation expense related to the Plan's cash bonus feature was $76,000 page 36 RAVEN 2003 ANNUAL REPORT
and $252,000 in fiscal 2002 and 2001, respectively. Effective February 1, 2002, the company adopted the fair value recognition provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." Under the modified prospective method of adoption selected by the company pursuant to the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," compensation cost recognized in fiscal year 2003 is the same as that which would have been recognized had the recognition provisions of SFAS No. 123 been applied from its original effective date. Results for the prior years have not been restated. The effect of adopting the fair value recognition provisions of SFAS No. 123 for the year ended January 31, 2003, was to decrease net income by approximately $154,000 or $0.02 for basic and diluted net income per share. Had the company used the fair value-based method of accounting to measure compensation expense for its stock option plan and charged compensation expense against income over the vesting periods, net income and the related basic and diluted per common share amounts would have been, on a pro forma basis:


                                                                   For the years ended
                                                                        January 31
                                                           -------------------------------------
Dollars in thousands, except per-share amounts                2003         2002          2001
                                                           ----------   ----------    ----------
 Net income ............................................   $   11,185   $    8,847    $    6,411
 Add: Stock-based employee compensation
  expense included in reported net income,
  net of related tax effects ...........................           --           50           148
Deduct: Total stock-based employee
  compensation expense determined
  under fair value based method for all
  awards, net of related tax effects ...................           --          (95)         (108)
                                                           ----------   ----------    ----------
Pro forma net income ...................................   $   11,185   $    8,802    $    6,451
                                                           ==========   ==========    ==========
Net income per share:
  Basic - as reported ..................................   $     1.22   $     0.95    $     0.62
                                                           ==========   ==========    ==========
  Basic - pro forma ....................................   $     1.22   $     0.95    $     0.62
                                                           ==========   ==========    ==========
  Diluted - as reported ................................   $     1.20   $     0.93    $     0.62
                                                           ==========   ==========    ==========
  Diluted - pro forma ..................................   $     1.20   $     0.93    $     0.62
                                                           ==========   ==========    ==========

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 3.0-4.8%; expected volatility of 20-33%; risk-free interest rate of 4.1-6.2%; and expected lives of 4.5 years. The weighted average grant date fair value of each option granted was $3.70, $1.87 and $1.01 in fiscal 2003, 2002 and 2001, respectively.



Information regarding option activity follows:

                                                        For the years ended January 31
                            -------------------------------------------------------------------------------------
                                    2003                          2002                            2001
                            -----------------------        -----------------------        -----------------------
                                         weighted                        weighted                      weighted
                                         average                         average                       average
                                         exercise                        exercise                      exercise
                            options        price           options        price           options        price
                            -------    ------------        -------    ------------        -------    ------------
Outstanding
  at beginning
  of year ..........        551,304    $       6.09        701,250    $       5.98        744,300    $       6.10
Granted ............         76,400           14.00         88,400            8.75        155,850            5.33
Exercised ..........       (176,946)           6.18       (219,672)           6.77         (7,500)           5.96
Forfeited ..........        (14,702)           6.27        (18,674)           6.23       (191,400)           5.94
                           --------                       --------                       --------
Outstanding
  at end
  of year ..........        436,056    $       7.43        551,304    $       6.09        701,250    $       5.98
                           ========                       ========                       ========
Options
  exercisable at
  year-end .........        207,073    $       5.55        282,322    $       5.83        376,350    $       6.49


The following table contains information about stock options outstanding at January 31, 2003:

                Remaining
   Exercise    Contractual       Number        Number
    Price      Life (Years)    Outstanding   Exercisable
   --------    ------------    -----------   -----------
    $ 5.29        0.75           67,426        67,426
      4.75        1.75           59,530        44,647
      5.33        2.75          147,300        73,650
      8.75        3.75           85,400        21,350
     14.00        4.75           76,400            --
                                -------       -------
                                436,056       207,073
                                =======       =======


NOTE 11. NET INCOME PER SHARE

Basic net income per share is computed by dividing net income by the weighted-average common shares outstanding. Common shares outstanding represent common shares issued less shares purchased and held in treasury. Share and per-share data have been restated to reflect the January 15, 2003, two-for-one stock split and the July 13, 2001, three-for-two stock split. Diluted net income per share is computed by dividing net income by the weighted-average common and common equivalent shares outstanding, which includes the shares issuable upon exercise of employee stock options, net of shares assumed purchased with the option proceeds. Certain outstanding options were excluded from the diluted net income per-share calculations because their exercise prices were greater than the average market price of the



                        RAVEN 2003 ANNUAL REPORT page 37
company's common stock during those periods. For fiscal 2003, 2002 and 2001, 19,100, 22,100 and 640,188 options, respectively, were excluded from the diluted net income per-share calculation. Details of the computation are presented below.


                                                               For the years ended
                                                                   January 31
                                                 ---------------------------------------------
in thousands                                          2003            2002          2001
                                                 -------------   -------------   -------------
Net income ...................................   $      11,185   $       8,847   $       6,411
                                                 =============   =============   =============

Weighted-average common shares
 outstanding .................................       9,151,465       9,310,590      10,333,278
Dilutive impact of stock options .............         196,360         181,004           4,410
                                                 -------------   -------------   -------------
Weighted-average common and
 common-equivalent shares
 outstanding .................................       9,347,825       9,491,594      10,337,688
                                                 =============   =============   =============

Net income per common share:
  - basic ....................................   $        1.22   $        0.95   $        0.62
                                                 =============   =============   =============

  - diluted ..................................   $        1.20   $        0.93   $        0.62
                                                 =============   =============   =============


NOTE 12. BUSINESS SEGMENTS AND MAJOR CUSTOMER INFORMATION

The company's reportable segments are defined by their common technologies, production processes and inventories. These segments reflect the organization of the company into three Raven divisions, each with a Divisional Vice President, and one subsidiary. In the second quarter of fiscal 2002, the electronics manufacturing services operation of Beta Raven was combined with the Electronic Systems segment. The Industrial Controls Division of Beta Raven, sold in fiscal 2003, is included under the caption "Sold Businesses."

The company measures the performance of its segments based on their operating income exclusive of administrative and general expenses. Segment information is reported consistent with the company's management reporting structure as required by SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." One customer within the Electronic Systems segment accounted for $12.9 million, or 10.7%, of the company's consolidated sales. No other customers reached the 10% threshold. Market and segment information is presented on pages 5 and 16 of this annual report.

NOTE 13. QUARTERLY INFORMATION (UNAUDITED)

The company's quarterly information is presented on page 26.

                        page 38 RAVEN 2003 ANNUAL REPORT

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF RAVEN INDUSTRIES, INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Raven Industries, Inc. as of January 31, 2003, 2002 and 2001, and the results of its operations and its cash flow for each of the three years in the period ended January 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Raven Industries, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 6 and 10 to the consolidated financial statements, the company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and other Intangible Assets," and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," on February 1, 2002.

/s/ PRICEWATERHOUSECOOPERS LLP
Minneapolis, Minnesota
March 7, 2003

                        RAVEN 2003 ANNUAL REPORT page 39

INVESTOR INFORMATION

INDEPENDENT ACCOUNTANTS                                       STOCK QUOTATIONS

PRICEWATERHOUSECOOPERS LLP                                    Listed on the Nasdaq Stock Market--
Minneapolis, MN                                               RAVN

STOCK TRANSFER AGENT & REGISTRAR                              ANNUAL MEETING

WELLS FARGO BANK MINNESOTA N.A.                               May 21, 2003, 9:00 a.m.
161 N. Concord Exchange                                       Ramkota Inn
P.O. Box 64854                                                Hwy 38 & I-29
S. St. Paul, MN 55164-0854                                    Sioux Falls, SD
Phone: 1-800-468-9716                                         Raven Industries, Inc. is an Equal
                                                              Employment Opportunity Employer with an
FORM 10-K                                                     approved affirmative action plan.

Upon written request, Raven Industries,                       DIVIDEND REINVESTMENT PLAN
Inc.'s form 10-K for the fiscal year
ended January 31, 2003, which has been                        Raven Industries sponsors a Dividend
filed with the Securities and Exchange                        Reinvestment Plan whereby shareholders
Commission, is available free of charge.                      can purchase additional Raven common
                                                              stock without the payment of any
                                                              brokerage commission or fees. For more
DIRECT INQUIRES TO:                                           information on how you can take
RAVEN INDUSTRIES, INC.                                        advantage of this plan, contact your
Attention: Investor Relations                                 broker, our stock transfer agent or
P.O. Box 5107                                                 write: Investor Relations; P.O. Box
Sioux Falls, SD 57117-5107                                    5107, Sioux Falls, SD 57117-5107
Phone:  605-336-2750
                                                              SIC CODES:
RAVEN WEBSITE                                                 3672, 3081, 3829

www.ravenind.com


FORWARD-LOOKING STATEMENTS


The Private Securities Litigation Reform Act provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report and other materials filed or to be filed by the company with the Securities and Exchange Commission (as well as information included in statements made or to be made by the company) contains statements that are forward-looking. Although the company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, there is no assurance that such expectations will be achieved. Such assumptions involve important risks and uncertainties that could significantly affect results in the future. These risks and uncertainties include, but are not limited to, those relating to general economic and weather conditions, which could affect certain of the company's primary markets, such as agriculture and construction, or changes in competition, technology or the company's customer base, any of which could adversely impact any of the company's product lines.


Design: Creative Design Board, Chicago, IL