Form 10-K, Exhibit 13
period 2005-01-31
RAVEN INDUSTRIES INC
filed 2005-03-31
CIK 82166

EXHIBIT 13

Business Profile

Founded in 1956, Raven today is an industrial manufacturer with four operating units. The company has divested lower-performing assets, simplified its product bases, and enhanced profitability (cash return on invested capital) and shareholder value–a strategy of “Improve, innovate, grow.”

Operating Unit Products Markets Competitive Strengths
Flow Controls
• Computerized control hardware • Agriculture OEMs and sprayer • Market leader for and software for precision farming manufacturers ag sprayer controls
· Leading developer of • Agricultural equipment after • Strong brand recognition and
GPS-based control systems market distribution network
· Precision application of pesticides, • Marine navigation • Wide range of precision fertilizer and road de-icers agricultural products Engineered Films • Rugged reinforced plastic • Manufactured housing and RVs• Vertically integrated sheeting . Temporary grain covers for manufacturing capabilities agriculture • Broad product line
· Temporary building construction • Superior target marketing enclosures • High productivity and
· Pond lining and containment for low-cost structure
oil exploration Electronic Systems • Electronics Manufacturing• Primarily industrial OEMs in• Advanced manufacturing, Services (EMS)North Americatechnology • Fortune 500 companies that• Full-service provider, from contract their low-volume,engineering and manufacturing high-mix productionto customer service • ISO 9001 •Military cargo parachutes • US and foreign governments• Reputation for innovation and •Government service uniforms • NASA quality •High-altitude research balloons • Promotional and advertising * Sole source in us for scientific •Custom-shaped inflatables markets, including Disney balloons and Macy’s• Best technology

Raven 2005 Annual Report                    page 1

Eleven-Year Financial Summary

	For the years ended January 31,
Dollars in thousands, except per-share data	2005	2004	2003

OPERATIONS FOR THE YEAR
Net sales
Ongoing operations	$168,086	$142,727	$119,589
Sold businesses(a)	—	—	1,314
Total	168,086	142,727	120,903
Gross profit	43,200	33,759	27,515
Operating income
Ongoing operations	27,862	21,981	16,861
Sold businesses(a)	—	(355)	204
Total	27,862	21,626	17,065
Income before income taxes	27,955	21,716	17,254
Net income	$17,891	$13,836	$11,185
Net income % of sales	10.6%	9.7%	9.3%
Net income % of beginning equity	26.9%	23.8%	21.5%
Cash dividends	$15,298 (b)	$3,075	$2,563
FINANCIAL POSITION
Current assets	$61,592	$55,710	$49,351
Current liabilities	20,950	11,895	13,167
Working capital	$40,642	$43,815	$36,184
Current ratio	2.94	4.68	3.75
Property, plant and equipment	$19,964	$15,950	$16,455
Total assets	88,509	79,508	72,816
Long-term debt, less current portion	—	57	151
Shareholders’ equity	$66,082	$66,471	$58,236
Long-term debt / total capitalization	0.0%	0.1%	0.3%
Inventory turnover (CGS / year-end inventory)	5.4	6.5	4.4
CASH FLOWS PROVIDED BY (USED IN)
Operating activities	$18,871	$19,732	$12,735
Investing activities	(7,631)	(4,352)	(9,166)
Financing activities	(19,063)	(6,155)	(5,830)
Increase (decrease) in cash and cash equivalents	(7,823)	9,225	(2,261)
COMMON STOCK DATA
Net income per share – basic	$0.99	$0.77	$0.61
Net income per share – diluted	0.97	0.75	0.60
Cash dividends per share	0.85 (b)	0.17	0.14
Book value per share	3.67	3.68	3.21
Stock price range during year
High	$26.94	$15.23	$9.20
Low	13.08	7.56	4.38
Close	$18.38	$14.11	$7.91
Shares outstanding, year-end (in thousands)	17,999	18,041	18,133
Number of shareholders, year-end	6,269	3,560	2,781
OTHER DATA
Price / earnings ratio	18.9	18.8	13.2
Average number of employees	807	770	758
Sales per employee	$208	$185	$160
Backlog	$43,646	$47,120	$42,826

All per-share, shares outstanding and market price data reflect the October 2004 two-for-one stock split, the January 2003 two-for-one stock split and the July 2001 three-for-two stock split. All other figures are as reported.

Price / earnings ratio is determined as closing stock price divided by net income per share-diluted.

(a)	During the second quarter of fiscal 2003, the company sold its Beta Raven Industrial Controls Division. In fiscal 2001, 2000 and 1996, the company sold its Plastic Tank, Glasstite and Astoria businesses, respectively.

(b)	Includes a special dividend of $.625 per share that was paid during the second quarter of fiscal 2005.

For the years ended January 31,
2002(h)	2001(h)		2000(h)	1999(h)	1998(h)	1997(h)	1996(h)	1995(h)

$112,018	$113,360		$107,862	$108,408	$104,489	$101,869	$84,379	$87,458
6,497	19,498		42,523	46,798	47,679	39,576	38,010	35,889
118,515	132,858		150,385	155,206	152,168	141,445	122,389	123,347
23,851	21,123		24,217	24,441	24,929	25,287	22,660	23,968

13,788	7,417	(c)	7,971	8,220	9,555	9,321	7,692	10,470
(613)	3,331	(d)	2,606 (e)	1,453	1,007	2,650	1,869	466 (g)
13,175	10,748		10,577	9,673	10,562	11,971	9,561	10,936
13,565	10,924		10,503	9,649	12,540 (f)	11,915	9,566	9,372
$8,847	$6,411	(c)(d)	$6,762 (e)	$6,182	$8,062	$7,688	$6,197	$6,088 (g)
7.5%	4.8%		4.5%	4.0%	5.3%	5.4%	5.1%	4.9%
18.4%	11.8%		10.9%	10.0%	14.2%	15.6%	13.6%	14.8%
$2,371	$2,399		$2,895	$2,944	$2,709	$2,367	$2,130	$1,843

$45,308	$51,817		$55,371	$60,279	$57,285	$56,696	$45,695	$43,795
13,810	13,935		14,702	15,128	17,816	20,016	14,771	15,078
$31,498	$37,882		$40,669	$45,151	$39,469	$36,680	$30,924	$28,717
3.28	3.72		3.77	3.98	3.22	2.83	3.09	2.90
$14,059	$11,647		$15,068	$19,563	$19,817	$18,142	$18,069	$18,570
67,836	65,656		74,047	83,657	82,066	80,662	67,553	65,636
280	2,013		3,024	4,572	1,128	3,181	2,816	4,179
$52,032	$47,989		$54,519	$62,293	$61,563	$56,729	$49,151	$45,526
0.5%	4.0%		5.3%	6.8%	1.8%	5.3%	5.4%	8.4%
5.0	5.9		5.2	4.9	4.8	4.5	4.1	4.4

$18,496	$9,441		$10,375	$8,326	$9,274	$7,088	$9,687	$7,452
(13,152)	9,752		6,323	(3,127)	(4,979)	(5,090)	(4,158)	(10,000)
(8,539)	(14,227)		(16,326)	(2,714)	(4,884)	(2,363)	(4,029)	406
(3,195)	4,966		372	2,485	(589)	(365)	1,500	(2,142)

$0.48	$0.31		$0.26	$0.22	$0.28	$0.27	$0.22	$0.22
0.47	0.31		0.26	0.22	0.28	0.27	0.22	0.21
0.13	0.12		0.11	0.10	0.09	0.08	0.08	0.07
2.82	2.53		2.32	2.21	2.13	1.96	1.74	1.60

$5.88	$3.48		$3.04	$3.79	$4.29	$3.92	$3.46	$4.08
3.02	1.88		2.25	2.54	3.27	2.67	2.58	3.00
$5.64	$3.04		$2.40	$2.67	$3.77	$3.75	$3.21	$3.13
18,424	18,956		23,496	28,164	28,944	29,016	28,296	28,410
2,387	2,460		2,749	3,014	3,221	3,011	3,190	3,031

12.1	9.8		9.2	12.4	13.7	13.9	14.9	14.9
838	1,043		1,320	1,445	1,511	1,387	1,368	1,414
$141	$127		$114	$107	$101	$102	$89	$87
$33,834	$38,239		$44,935	$47,431	$47,154	$38,102	$32,539	$29,661

(c)	Includes $2.6 million of business repositioning charges, net of gains on plant sales, primarily in Electronic Systems Division and Aerostar.

(d)	Includes the $3.1 million pretax gain ($1.4 million net of tax) on the sale of the company’s Plastic Tank Division.

(e)	Includes the $1.2 million pretax gain ($764,000 net of tax) on the sale of assets of the company’s Glasstite subsidiary.

(f)	Includes the $1.8 million pretax gain ($1.2 million net of tax) on sale of an investment in an affiliate.

(g)	Includes $1.8 million of business repositioning charges at the company’s Beta Raven Industrial Controls Division.

(h)	Amounts for these years are unaudited.

Raven 2005 Annual Report                     page 15

Business Segments

	For the years ended January 31
Dollars in thousands	2005		2004		2003	2002(j)		2001(j)		2000(j)

FLOW CONTROLS DIVISION
Sales	$40,726		$35,059		$28,496	$23,178		$16,758		$13,520
Operating income	10,516	(a)	8,254		6,897	5,509	(c)	3,985		2,873
Assets	23,701		19,304		21,483	20,313		9,578		7,096
Capital expenditures	1,372		341		729	677		327		202
Depreciation & amortization	876		1,004		948	443		353		351

ENGINEERED FILMS DIVISION
Sales	$58,657		$42,636		$35,096	$35,796		$35,403		$30,868
Operating income	15,739		10,563		10,030	8,257		7,397		6,274
Assets	25,181		15,941		17,244	13,691		11,520		12,001
Capital expenditures	3,960		712		4,080	3,178		633		764
Depreciation & amortization	1,403		1,611		1,475	1,001		946		993

ELECTRONIC SYSTEMS DIVISION
Sales	$47,049		$44,307		$38,589	$32,289		$32,039		$30,176
Operating income (loss)	4,492		5,797		4,022	2,264		(542	)(e)	1,632
Assets	17,382		14,975		14,528	13,910		15,359		18,846
Capital expenditures	1,201		841		395	774		1,492		1,168
Depreciation & amortization	880		850		978	1,101		1,089		1,032

AEROSTAR
Sales	$21,654		$20,725		$17,408	$20,755		$29,160		$33,298
Operating income	3,609		3,092	(b)	1,012	2,907	(d)	2,996		3,282
Assets	7,492		7,756		7,032	7,150		8,872		12,778
Capital expenditures	542		1,130		570	256		163		145
Depreciation & amortization	389		436		374	347		367		454

SOLD BUSINESSES(h)
Sales	$—		$—		$1,314	$6,497		$19,498		$42,523
Operating income (loss)	—		(355)		204	(613)		3,331	(f)	2,606	(g)
Assets	—		—		—	1,102		4,805		13,475
Capital expenditures	—		—		7	52		246		1,172
Depreciation & amortization	—		—		20	76		718		1,831

REPORTABLE SEGMENTS TOTAL
Sales	$168,086		$142,727		$120,903	$118,515		$132,858		$150,385
Operating income	34,356	(a)	27,351	(b)	22,165	18,324	(c,d)	17,167	(e,f)	16,667	(g)
Assets	73,756		57,976		60,287	56,166		50,134		64,196
Capital expenditures	7,075		3,024		5,781	4,937		2,861		3,451
Depreciation & amortization	3,548		3,901		3,795	2,968		3,473		4,661

CORPORATE & OTHER(i)
Operating (loss)	$(6,494)		$(5,725)		$(5,100)	$(5,149)		$(6,419)		$(6,090)
Assets	14,753		21,532		12,529	11,670		15,522		9,851
Capital expenditures	466		306		252	157		229		188
Depreciation & amortization	293		244		171	177		194		223

TOTAL COMPANY
Sales	$168,086		$142,727		$120,903	$118,515		$132,858		$150,385
Operating income	27,862	(a)	21,626	(b)	17,065	13,175	(c,d)	10,748	(e,f)	10,577	(g)
Assets	88,509		79,508		72,816	67,836		65,656		74,047
Capital expenditures	7,541		3,330		6,033	5,094		3,090		3,639
Depreciation & amortization	3,841		4,145		3,966	3,145		3,667		4,884

(a)	Includes a $1.3 million pretax writeoff of assets related to the Fluent Systems product line (See Note 4).

(b)	Includes $182,000 of pretax gain on plant sale.

(c)	Includes a $550,000 in-process research and development charge related to the Starlink acquisition.

(d)	Includes $414,000 of pretax gains on plant sales.

(e)	Includes $1.8 million of business repositioning charges in the Electronic Systems Division and $2.6 million for the total company.

(f)	Includes a $3.1 million pretax gain on the sale of the company’s Plastic Tank Division.

(g)	Includes a $1.2 million pretax gain on the sale of the company’s Glasstite business.

(h)	Operating income for sold businesses includes administrative expenses directly attributable to the sold businesses.

(i)	Operating loss consists of administrative expenses — assets are principally cash, investments, deferred taxes and notes receivable.

(j)	Amounts for 2002, 2001 and 2000 are unaudited.

Financial Review and Analysis

RESULTS OF OPERATIONS

The following table presents comparative financial performance for the past three years:

	For the years ended January 31
	2005			2004			2003
		%	%		%	%		%	%
Dollars in thousands, except per-share data		Sales	Change		Sales	Change		Sales	Change

Net sales	$168,086	100.0	+17.8	$142,727	100.0	+18.1	$120,903	100.0	+ 2.0
Gross profit	43,200	25.7	+28.0	33,759	23.7	+22.7	27,515	22.8	+15.4
Operating expenses	14,056	8.4	+17.5	11,960	8.4	+12.5	10,629	8.8	– 3.7
Loss (gain) on disposition of businesses and assets	1,282			173			(179)
Operating income	27,862	16.6	+28.8	21,626	15.2	+26.7	17,065	14.1	+29.5
Income before income taxes	27,955	16.6	+28.7	21,716	15.2	+25.9	17,254	14.3	+27.2
Income taxes	10,064	6.0	+27.7	7,880	5.5	+29.8	6,069	5.0	+28.6
Net income	$17,891	10.6	+29.3	$13,836	9.7	+23.7	$11,185	9.3	+26.4
Net income per share — diluted	$0.97		+29.3	$0.75		+25.0	$0.60		+28.8
Effective income tax rate	36.0%		– 0.8	36.3%		+ 3.1	35.2%		+ 1.1

EXECUTIVE SUMMARY

Consolidated Operating Results

Fiscal 2005 was another record-breaking year for the company, exceeding fiscal 2004 record-setting results with $17.9 million in net income and $0.97 of earnings per diluted share. This represents growth in net income and diluted earnings per share of 29.3%. Net sales reached a record $168.1 million, surpassing fiscal 2004 by $25.4 million, or 17.8%. Driving the income and sales increases were strong performances in the company’s Engineered Films and Flow Controls segments. Results for fiscal 2004 were also a record, with net income of $13.8 million, or $0.75 per diluted share.

During fiscal 2005, the company split its stock two-for-one and paid dividends of 22 cents per share, adjusted for the stock split, or 5 1/2 cents per quarter. A one-time special dividend of 62 1/2 cents per share, which totaled $11.3 million, was also distributed to shareholders. In fiscal 2004, the company increased its quarterly dividend from 3 1/2 cents to 4 1/2 cents per share. Capital expenditures totaled $7.5 million for fiscal 2005, which was significantly higher than the $3.3 million spent in fiscal 2004. Fiscal 2005 capital spending in the Engineered Films segment to increase extrusion capacity totaled almost $4.0 million.

Management has planned for another year of double-digit profit growth, based on continuing agricultural demand for precision agriculture products and carryover demand for plastic sheeting, with another year of record sales and profits in fiscal 2006.

The following discussion highlights the consolidated operating results. Results at the divisional and subsidiary level are more fully explained in the segment discussions that follow. In addition, the company has undertaken divestitures and repositioning activities in fiscal 2003 and fiscal 2004, which are more fully explained under “Divestitures and Repositioning Activities.” The company’s high-altitude research balloon operation, formerly in the Engineered Films segment, is included with Aerostar results as a result of a change in the company’s organizational structure. Prior year results have been reclassified to reflect this change.

Fiscal 2005 versus fiscal 2004

Net sales of $168.1 million were 17.8% higher than fiscal 2004, with all segments recording increases over their fiscal 2004 revenue levels. Operating income rose $6.2 million, reaching $27.9 million. Profit gains were a result of significant sales increases in the company’s higher-margin product lines. Flow Controls’ net sales of $40.7 million were $5.7 million, or 16.2% ahead of fiscal 2004, due to the strong agricultural economy and new product introductions while operating income rose 27.4% to $10.5 million. Engineered Films posted the largest revenue gain, increasing net sales by 37.6%, or $16.0 million. The severe hurricane season resulted in disaster film sales of $9.1 million in fiscal 2005. This segment also recorded the largest operating income gain of $5.2 million, a 49.0% increase over fiscal 2004 results. Electronic Systems’ net sales of $47.0 million were $2.7 million higher than fiscal 2004, although the increase in revenue did not result in positive profit growth. Electronic Systems’ operating income decreased $1.3 million from the prior year due to unfavorable product mix and start-up issues with a new customer. Aerostar recorded a modest net sales increase over fiscal 2004 of 4.5%, while operating income of $3.6 million rose 16.7%. Fiscal 2004 results include an operating loss of $355,000 for ongoing environmental and legal liabilities associated with previously sold businesses.

Raven 2005 Annual Report                     page 17

Fiscal 2004 versus fiscal 2003

Net sales of $142.7 million and operating income of $21.6 million represented 18.1% and 26.7% growth over fiscal 2003. All segments achieved sales growth over fiscal 2003 and gains in operating income were a result of increased gross profits in all the segments. An increase in special-order chemical injection system sales and new product sales drove Flow Controls’ sales up to $35.1 million, a $6.6 million sales jump. Operating income in this segment reached $8.3 million. Engineered Films sales of $42.6 million were up 21.5% over fiscal 2003, but material pricing pressures kept operating income relatively flat at $10.6 million. Electronic Systems increased sales 14.8% to $44.3 million while growing operating income to $5.8 million, or 44.1%, from a selective customer base generating new and expanded orders. Aerostar executed a strong turnaround in fiscal 2004, increasing sales from $17.4 million to $20.7 million, and increasing operating income by $2.1 million to $3.1 million, largely due to a US Army cargo parachute contract. Fiscal 2004 results include an operating loss of $355,000 for ongoing environmental and legal liabilities associated with previously sold businesses. Fiscal 2003 results include $1.3 million in net sales and $204,000 of operating income related to operations of Sold Businesses.

FISCAL 2005 PERFORMANCE MEASURES

The company’s net income as a percent of net sales has steadily risen over the last five years, reaching 10.6% for fiscal 2005. In terms of average assets, net income was 21.3%. This highlights the company’s effective use of its assets to generate income. Finally, as a percent of beginning equity for fiscal 2005, net income improved to 26.9%, generating shareholder value.

	2005	2004	2003	2002	2001	2000

Net income as % of
Net sales	10.6%	9.7%	9.3%	7.5%	4.8%	4.5%
Average assets	21.3%	18.2%	15.9%	13.3%	9.2%	8.6%
Beginning equity	26.9%	23.8%	21.5%	18.4%	11.8%	10.9%

DIVESTITURES AND OTHER REPOSITIONING ACTIVITIES

During fiscal 2004 and 2003, the company closed and downsized business units that did not provide proper returns on investment. While the company will continue to review the utilization of invested capital, management believes this activity was substantially completed in fiscal 2003.

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

Sold Businesses

Fiscal 2003 net sales from Sold Businesses of $1.3 million were entirely composed of Beta Raven Industrial Controls Division operations. Operating income totaled $204,000, which included $179,000 of gains on asset sales.

SEGMENT ANALYSIS

SALES AND OPERATING INCOME BY SEGMENT

	2005		2004		2003
		%		%		%
Dollars in thousands	amount	change	amount	change	amount	change

SALES
Flow Controls	$40,726	+16.2	$35,059	+23.0	$28,496	+22.9
Engineered Films	58,657	+37.6	42,636	+21.5	35,096	–12.9
Electronic Systems	47,049	+ 6.2	44,307	+14.8	38,589	+19.5
Aerostar	21,654	+ 4.5	20,725	+19.1	17,408	+7.0

Total ongoing	168,086	+17.8	142,727	+19.3	119,589	+6.8
Sold businesses	—		—		1,314	–79.8

Total	$168,086	+17.8	$142,727	+18.1	$120,903	+2.0

	2005		2004		2003
		%		%		%
Dollars in thousands	amount	sales	amount	sales	amount	sales

OPERATING INCOME (LOSS)
Flow Controls	$10,516	25.8	$8,254	23.5	$6,897	24.2
Engineered Films	15,739	26.8	10,563	24.8	10,030	28.6
Electronic Systems	4,492	9.5	5,797	13.1	4,022	10.4
Aerostar	3,609	16.7	3,092	14.9	1,012	5.8
Corporate expenses	(6,494)		(5,725)		(5,100)

Total ongoing	27,862	16.6	21,981	15.4	16,861	14.1
Sold businesses	—		(355)		204

Total	$27,862	16.6	$21,626	15.2	$17,065	14.1

FLOW CONTROLS

The Flow Controls Division (FCD) provides electronic speed and Global Positioning System (GPS)-based, location-compensated application-control products for the agriculture, marine navigation and other niche markets.

Fiscal 2005 versus fiscal 2004

FCD increased sales 16.2% over fiscal 2004 to reach $40.7 million, despite the decrease of $6.0 million in sales recorded last year under a special order for chemical injection systems. Improved farm incomes, new product sales, value-engineering activities, and an increase in market share contributed to the fiscal 2005 revenue growth. As a percentage of net sales, gross profits increased from 30.4% to 36.7%. Fiscal 2005 operating income of $10.5 million grew 27.4% due to the higher sales level, high-margin product sales, and value engineering activities. The operating income growth was tempered by a $1.3 million writeoff against inventory, fixed assets and intangible assets from the segment’s December 2003 acquisition of Fluent Systems, LLC. Also, selling expenses rose $729,000, or 30.4%, due to continued investment in the segment’s precision agriculture distribution plan.

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

Prospects

FCD continues to focus on gaining market share in the precision agriculture market; developing new, innovative products; and improving its existing products through value-engineering efforts. New product growth will be aided by the February 2005 acquisition of a Canadian company that has developed an automatic boom height control system and market expansion into international markets, particularly South America. These factors are expected to contribute to revenue growth in the 15-20% range in the upcoming year.

Raven 2005 Annual Report                     page 19

ENGINEERED FILMS

The Engineered Films Division (EFD) produces rugged reinforced plastic sheeting for industrial, construction, manufactured housing and agriculture applications.

Fiscal 2005 versus fiscal 2004

Fiscal 2005 net sales of $58.7 million surpassed fiscal 2004 net sales by $16.0 million, or 37.6%. As a result of the severe hurricane season, disaster film sales of $9.1 million, including $5.0 million of fourth-quarter shipments, boosted the sales level for the current fiscal year. The segment also recorded fiscal 2005 net sales gains in the pit lining, manufactured housing, and agricultural markets. Fiscal 2005 operating income climbed to $15.7 million, a $5.2 million, or 49.0%, increase over fiscal 2004 results. The profit impact of the higher sales level was partially offset by increased selling expenses, which rose $461,000, or 21.3%, due to higher personnel and advertising expenses. As a percentage of net sales, gross profits increased from 30.0% to 31.4%. The fiscal 2005 gross profit rate reflects favorable plant utilization due to the higher sales level that has been partially offset by higher raw material costs experienced by EFD in the current fiscal year.

Fiscal 2004 versus fiscal 2003

The segment’s net sales exceeded fiscal 2003 net sales by $7.5 million to reach $42.6 million. Fiscal year 2004 saw an upturn in pit-lining, industrial-market and vapor-barrier sales. Construction sales remained steady and agriculture sales increased. Despite the sales growth, gross profits increased only 6.7%. Combined with a $231,000, or 12.0%, increase in selling expenses, operating income increased $533,000. Selling expenses grew as a result of additional sales personnel as the division worked to expand its new product sales and market penetration. As a percentage of net sales, gross profits declined from 34.2% to 30.0%, reflecting the fluctuation in raw material costs between the years.

Prospects

Additional extrusion capacity, which will be brought online at the beginning of fiscal 2006, will enable EFD to continue its revenue growth in the markets it currently serves as well as open new market possibilities. Absent reorders for hurricane film, sales growth could fall to the 5% range in fiscal 2006. Volatility in resin prices could impact gross profit rates, although the segment adjusts selling prices whenever possible to pass along the raw material cost increases.

ELECTRONIC SYSTEMS

The Electronic Systems Division (ESD) is a total-solutions provider of electronics manufacturing services, primarily to North American original equipment manufacturers.

Fiscal 2005 versus fiscal 2004

Electronic Systems’ net sales for fiscal 2005 reached $47.0 million, an increase of $2.7 million, or 6.2% over fiscal 2004 net sales. Operating income fell behind fiscal 2004 results, decreasing by $1.3 million. Fiscal 2005 net sales were positively impacted by shipments made to a new customer, although low profit margins due to high start-up costs did not result in a corresponding increase in operating income. Slightly higher personnel costs in fiscal 2005 accounted for selling expenses increasing 6.9% to $823,000. As a percentage of sales, gross profits declined to 11.3% as compared to 14.8% for fiscal 2004, reflecting the start-up costs.

Fiscal 2004 versus fiscal 2003

Segment net sales rose 14.8%, or $5.7 million, to $44.3 million over fiscal 2003 net sales. Increased demand for our customers’ products fueled the increase. Operating income increased $1.8 million over fiscal 2003 operating income of $4.0 million. Gross profit growth was the main contributor, as selling expenses remained relatively flat. Gross profit margins improved from 12.4% in fiscal 2003 to 14.8% in 2004. The improvement was a result of production efficiencies and better capacity utilization.

Prospects

ESD’s business model of providing low-volume, high-mix contract manufacturing services continues to serve the segment well, although increased manufacturing efficiencies will be sought in fiscal 2006. The segment will continue to focus on reducing cycle time in all areas of manufacturing and looks for sales growth in the 10% range for fiscal 2006, with profit margins moving toward fiscal 2004 levels.

AEROSTAR

The Aerostar segment manufactures military cargo parachutes, government service uniforms, custom-shaped inflatable products, and high-altitude balloons for public and commercial research.

Fiscal 2005 versus fiscal 2004

Aerostar’s fiscal 2005 net sales of $21.7 million were $929,000, or 4.5%, above fiscal 2004 net sales. Sales growth in parachute products, military decoys, and uniforms were partially offset by declines in the segment’s sales of hot-air balloons, commercial inflatable products, and high-altitude research balloons. Fourth-quarter sales of $4.0 million were down 16.0% from the prior year. The lower fourth-quarter sales reflect a reduced shipping schedule for Army cargo parachutes and resulted in a $97,000 fourth-quarter operating loss. For the full year, fiscal 2005 operating income increased $517,000, or 16.7%, over fiscal 2004 results due to relatively high profitability realized on the parachute products and military decoys. As a percentage of sales, gross profit increased from 18.1% for fiscal 2004 to 21.1% for the current fiscal year. Selling expenses rose to $950,000 in fiscal 2005, an increase of $117,000, or 14.0%. Most of the selling expense increase was due to an increased emphasis on attaining government contract business.

Fiscal 2004 versus fiscal 2003

Aerostar had a strong turnaround in fiscal 2004, pulling net sales up 19.1% over fiscal 2003 results to $20.7 million. Shipments under the US Army cargo parachute contract secured in fiscal 2003 increased $6.0 million, which offset the loss in sales from discontinued outerwear lines, lower advertising-inflatables sales, and a decrease in research balloon sales of $1.1 million. Operating income of $3.1 million displayed a similarly strong turnaround as compared to operating income of $1.0 million in fiscal 2003, driven by gross profit increases and selling expense decreases. The restructuring that the subsidiary has undergone in the past three fiscal years has resulted in the elimination of cold-weather outerwear business and a diminished focus on hot-air balloon sales. Operating income includes a $182,000 gain on the sale of a sewing plant closed in fiscal 2003. Gross profits increased as a percentage of sales from 11.7% to 18.1%, largely on the strength of the cargo parachute contract and improved margins on other sewn and sealed products. Fiscal 2003 profits were also depressed by $306,000 of inventory obsolescence charges on hot-air balloon and apparel operations and start-up costs incurred for parachute manufacturing.

Prospects

The first half of fiscal 2006 will reflect substantially lower parachute shipments as compared to the first six months of fiscal 2005. Interest in high-altitude research balloon projects is increasing and may partially offset these losses. Fiscal 2006 results will depend on obtaining new government contracts where Aerostar can leverage its capacity and experience. Aerostar targets overall sales growth in the 5-10% range in the coming fiscal year.

Raven 2005 Annual Report                     page 21

EXPENSES, INCOME TAXES AND OTHER

Corporate expenses increased 13.4% over fiscal 2004 to $6.5 million for fiscal 2005. Higher professional service fees accounted for nearly half of the $769,000 increase, with the remaining increase due to higher personnel costs. As a percentage of sales, corporate expenses were 3.9% of net sales for fiscal 2005 as compared to fiscal 2004’s 4.0% of net sales. Fiscal 2004 corporate expenses of $5.7 million increased 12.3% over fiscal 2003. Personnel costs accounted for nearly half of the growth, a result of additional staff and increased compensation and insurance expenses. Fiscal 2005 interest expense of $35,000 decreased $36,000 from fiscal 2004 and consisted of interest on capital leases and deferred acquisition payments from the Starlink and System Integrators acquisitions. No borrowings were made in fiscal 2005. For fiscal 2004, interest expense increased slightly from $63,000 in fiscal 2003 to $70,000. In addition to interest incurred on the company’s capital leases and deferred acquisition payments during fiscal 2004, interest expense was recorded on payments related to a previously accrued tax dispute settlement. Fiscal 2005 other income of $128,000 declined from $160,000 in fiscal 2004. The main component of other income is interest income, which was reduced in fiscal 2005 due to lower cash levels that resulted from the $11.3 million special dividend payout in May 2004. Fiscal 2005’s effective income tax rate of 36.0% was slightly lower than the 36.3% effective rate for fiscal 2004. Fiscal 2004’s tax rate of 36.3% was higher than the 35.2% effective rate for fiscal 2003 due to state income taxes, higher nondeductible expenses, and the impact of graduated rates.

LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes cash provided by (used in) the company’s business activities for the past three fiscal years:

Dollars in thousands	2005	2004	2003

Operating activities	$18,871	$19,732	$12,735
Investing activities	(7,631)	(4,352)	(9,166)
Financing activities	(19,063)	(6,155)	(5,830)

OPERATING ACTIVITIES AND CASH POSITION

The company’s cash flow from operations totaled $51.3 million over the past three years compared to net income of $42.9 million over the same period. Cash flow from operations in fiscal 2005 totaled $18.9 million, an $861,000 decrease as compared to cash inflows in fiscal 2004. The rise in net income and higher accounts payable balances at fiscal 2005 year-end were offset by higher accounts receivable and inventory levels. Fiscal 2005 net income was $4.1 million higher than fiscal 2004 while accounts payable increased by $6.6 million due to the higher inventory levels and to the extenstion of payment terms on certain vendor invoices. Fiscal 2005’s ending accounts receivable balance was $25.4 million, an increase of nearly $7.0 million from fiscal 2004. Accounts receivable balances for the company’s Engineered Films and Flow Controls segments were substantially higher at fiscal 2005 year-end as compared to their fiscal 2004 year-ending balances due to higher sales levels. Fiscal 2005 inventory levels in Engineered Films, Electronic Systems, and Flow Controls were up as compared to January 31, 2004, with Engineered Films accounting for over half of the increase. Fiscal 2004 operating cash flows were $19.7 million as compared to cash flows of $12.7 million for fiscal 2003. The rise in net income and cash generated from inventory reductions were the main drivers for the fiscal 2004 increase in operating cash flows as compared to fiscal 2003.

Cash, cash equivalents and short-term investments totaled $9.6 million at January 31, 2005, which represents an $8.8 million decrease from one year earlier. Higher working capital requirements, increased capital expenditures, and the $11.3 million special dividend have generated the decline in available cash at fiscal 2005 year-end. The company expects that cash and short-term investments, combined with continued positive operating cash flows, will continue to be sufficient to fund day-to-day operations. The company utilized its short-term credit facility to fund the Flow Controls’ Canadian acquisition in February 2005, borrowing $3.0 million against its line of credit.

INVESTING ACTIVITIES

The company used $7.6 million of cash for investing activities in fiscal 2005 versus $4.4 million for fiscal 2004. Fiscal 2005 capital expenditures of $7.5 million increased by $4.2 million from fiscal 2004, with over half of the investment being made in the Engineered Films segment for additional extrusion capacity. A $650,000 investment was made during fiscal 2005 in an unconsolidated real estate affiliate and $1.0 million of short-term investments were liquidated. Fiscal 2004 cash used in investing activities included the acquisition of Fluent Systems, LLC for $1.0 million and the purchase of a formerly leased Aerostar facility for $1.0 million. Short-term investments of $4.0 million were purchased in fiscal 2003 with excess cash. Fiscal 2006 capital expenditures are planned to reach $10 million — primarily for additional Engineered Films capacity.

FINANCING ACTIVITIES

Fiscal 2005 cash used in financing activities increased significantly to $19.1 million as compared to $6.2 million expended in fiscal 2004. The increase in cash used was due primarily to the $11.3 million special dividend paid in May 2004. The company’s main financing activities continue to be the payment of dividends and the repurchase of company stock. The company increased its quarterly dividend on a per-share basis for the eighteenth consecutive year. Dividends, excluding the special 62 1/2 cent dividend, increased 29.4% over fiscal 2004, and purchases of 186,500 treasury shares at an average price of $18.87 were made during the year. In fiscal 2004, 288,350 shares were repurchased at an average price of $10.64 while 502,460 shares at an average price of $6.62 were repurchased in fiscal 2003.

No borrowings were made in fiscal 2005. The remaining debt of the company consists of capital leases assumed in the acquisition of Starlink that are scheduled to be repaid in fiscal 2006. The company utilized its short-term credit facility early in fiscal 2006, borrowing in February 2005 to fund its Flow Controls’ acquisition.

Contractual obligations consist of capital leases and non-cancelable operating leases for facilities and equipment, and unconditional purchase obligations primarily for raw materials. Letters of credit have been issued for workers’ compensation insurance obligations that remain from the period of self-insurance (February 1, 2001, and prior). In the event the bank chooses not to renew the company’s line of credit, the letters of credit would cease and alternative methods of support for the insurance obligations would be necessary that would be more expensive and require additional cash outlays. The company believes the chances of such an event are remote. In fiscal 2005, the company entered into an agreement to purchase for $1.8 million a building to be used in the Engineered Films segment. The agreement required an earnest payment of $25,000 at signing with the remainder due upon closing, on or before May 1, 2006. A summary of the obligations and commitments at January 31, 2005, for the next five years is shown below.

			FY 2007-	FY 2009-
Dollars in thousands	Total	FY 2006	FY 2008	FY 2010

Contractual Obligations:
Line of credit(a)	$—	$—	$—	$—
Capital leases	61	61	—	—
Operating leases	562	222	329	11
Unconditional purchase obligations	16,952	16,952	—	—
Real estate purchase agreement	1,775	1,775	—	—

	19,350	19,010	329	11
Other Commercial Commitments:
Letters of credit	2,032	2,032	—	—

	$21,382	$21,042	$329	$11

(a)	$7.0 million line bears interest at 5.25% as of January 31, 2005, and expires May 2005.

CAPITAL REQUIREMENTS

The company maintains an excellent financial condition and capacity for growth. Management continues to look for opportunities to expand its core businesses through acquisitions or internal growth. The company has the capacity to assume additional financing and will do so if the appropriate strategic opportunity presents itself. Capital expenditures for fiscal 2006 are forecast in the $10 million range, with over half of these expenditures supporting Engineered Films with extrusion equipment and facilities capacity. The company intends to return approximately 30% of its earnings to shareholders in the form of dividends. Stock repurchases are anticipated to continue as a means to return additional cash to shareholders and increase the leverage of the company’s balance sheet. Although the cash generated from operations and the availability of cash under existing credit facilities is anticipated to be sufficient to fund these initiatives, the company has explored long-term debt financing.

Raven 2005 Annual Report                     page 23

CRITICAL ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS

CRITICAL ACCOUNTING POLICIES

Critical accounting policies for the company are those policies that require the application of judgment when valuing assets and liabilities on the company’s balance sheet. These policies are discussed immediately below because a fluctuation in actual results versus expected results could materially affect our operating results and because the policies require significant judgments and estimates to be made. Our accounting related to these policies is initially based on our best estimates at the time of original entry in our accounting records. Adjustments are periodically recorded when our actual experience differs from the expected experience underlying the estimates. These adjustments could be material if our experience were to change significantly in a short period of time. The company, other than utilizing operating leases, does not enter into off-balance sheet financing or derivatives.

The company’s most difficult accounting decision is determining inventory value at the lower of cost or market. Typically, when a product reaches the end of its life cycle, inventory value declines slowly or the product has alternative uses. Management uses its computerized manufacturing resources planning data to help determine if inventory is slow-moving or has become obsolete due to an engineering change. The company closely reviews items that have balances in excess of the prior year’s requirements or that have been dropped from production requirements. Despite these reviews, technological or strategic decisions, made by management or the company’s customers, may result in unexpected excess material. In the Electronic Systems Division, the company typically has recourse to customers for obsolete or excess material. Under terms of the contract, the customers may have to take delivery of the material or compensate the company accordingly. In every operating unit of the company, management must manage obsolete inventory risk. The accounting judgment ultimately made is an evaluation of the success that division management will have in controlling inventory risk and mitigating the impact of obsolescence when it does occur.

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

NEW ACCOUNTING STANDARDS

In November 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 151, Inventory Costs – An Amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, SFAS No. 151 requires that allocation of fixed-production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company believes that it is currently in compliance with SFAS No. 151 and does not expect adoption of this revised statement to have a significant effect on consolidated results of operations or financial position.

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 153, Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29. This statement amends APB Opinion No. 29 and is based on the principle that exchanges of nonmonetary assets should be measured on the fair value of the assets exchanged. SFAS 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement will not have a significant effect on the consolidated results of operations or financial position.

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (Revised 2004), Share-Based Payment, or SFAS No. 123R, which is a revision of SFAS No. 123. SFAS No. 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. SFAS No. 123R is effective for the company beginning July 1, 2005. The company began expensing stock options in fiscal 2003 utilizing the modified prospective method and does not expect adoption of this revised statement will have a significant effect on consolidated results of operations or financial position.

RECENTLY PASSED LEGISLATION

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the “Act”). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phaseout of the existing extraterritorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. The company expects the net effect of the phaseout of the ETI and the phase-in of this new deduction to result in a decrease in the effective tax rate for fiscal years 2006 and 2007 of less than one percentage point, based on current earnings levels. In the long term, the company expects that the new deduction will result in a decrease of the annual effective tax rate by up to an additional two percentage points based on current earnings levels.

Under the guidance in FASB Staff Position No. FSP 109-1, Application of FASB Statement No. 109, “Accounting for Income Taxes,” to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, the deduction will be treated as a “special deduction” as described in FASB Statement No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on our tax return.

Raven 2005 Annual Report                     page 25

Monthly Closing Stock Price and Volume

Quarterly Information (Unaudited)

									Net Income		Common Stock		Cash
Dollars in thousands,	Net	Gross	Operating		Pretax		Net		Per Share(a)(b)		Market Price(b)		Dividends
except per-share data	Sales	Profit	Income		Income		Income		Basic	Diluted	High	Low	Per Share(b)

FISCAL 2005
First Quarter	$38,408	$11,678	$8,451		$8,475		$5,415		$0.30	$0.29	$17.17	$13.65	$0.055
Second Quarter	37,077	8,759	5,651		5,677		3,642		0.20	0.20	19.43	13.08	0.680	(c)
Third Quarter	48,597	12,962	8,099	(d)	8,115	(d)	5,194	(d)	0.29	0.28	23.89	17.41	0.055
Fourth Quarter	44,004	9,801	5,661		5,688		3,640		0.20	0.20	26.94	17.05	0.055

Total Year	$168,086	$43,200	$27,862		$27,955		$17,891		$0.99	$0.97	$26.94	$13.08	$0.845

FISCAL 2004
First Quarter	$36,942	$9,437	$6,544		$6,556		$4,183		$0.23	$0.23	$9.50	$7.56	$0.040
Second Quarter	36,110	7,811	4,937		4,976		3,163		0.17	0.17	11.00	7.90	0.040
Third Quarter	36,081	9,219	6,121		6,126		3,902		0.22	0.21	13.73	10.62	0.045
Fourth Quarter	33,594	7,292	4,024		4,058		2,588		0.14	0.14	15.23	11.89	0.045

Total Year	$142,727	$33,759	$21,626		$21,716		$13,836		$0.77	$0.75	$15.23	$7.56	$0.170

FISCAL 2003
First Quarter	$30,974	$8,150	$5,304		$5,320		$3,458		$0.19	$0.18	$6.09	$4.38	$0.035
Second Quarter	29,692	5,996	3,532		3,569		2,320		0.13	0.12	7.22	5.38	0.035
Third Quarter	31,423	7,332	4,872		4,939		3,210		0.18	0.17	7.00	5.83	0.035
Fourth Quarter	28,814	6,037	3,357		3,426		2,197		0.12	0.12	9.20	6.70	0.035

Total Year	$120,903	$27,515	$17,065		$17,254		$11,185		$0.61	$0.60	$9.20	$4.38	$0.140

(a)	Net income per share is computed discretely by quarter and may not add to the full year.

(b)	All per-share and market price data reflect the October 2004 and January 2003 two-for-one stock splits.

(c)	A special dividend of $.625 per share was paid during the second quarter of fiscal 2005.

(d)	Includes a pretax $1.3 million ($845,000 net of tax) writeoff of assets related to the Fluent Systems product line (See Note 4).

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed our internal control over financial reporting in relation to criteria described in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, we concluded that, as of January 31, 2005, our internal control over financial reporting was effective.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of January 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 39 of this Annual Report.

Ronald M. Moquist	Thomas Iacarella
President & Chief Executive Officer	Vice President & Chief Financial Officer

March 24, 2005

Raven 2005 Annual Report                     page 27

Consolidated Balance Sheets

	As of January 31
Dollars in thousands, except per-share data	2005	2004	2003

ASSETS
Current assets
Cash and cash equivalents	$6,619	$14,442	$5,217
Short-term investments	3,000	4,000	4,000
Accounts receivable, net	25,370	18,454	16,468
Inventories, net	23,315	16,763	21,366
Deferred income taxes	1,465	1,313	1,493
Prepaid expenses and other current assets	1,823	738	807

Total current assets	61,592	55,710	49,351

Property, plant and equipment, net	19,964	15,950	16,455
Goodwill	5,933	6,776	5,933
Other assets, net	1,020	1,072	1,077

Total assets	$88,509	$79,508	$72,816

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	$57	$72	$119
Accounts payable	10,322	3,666	5,291
Accrued liabilities	9,716	7,784	7,157
Customer advances	855	373	600

Total current liabilities	20,950	11,895	13,167

Long-term debt, less current portion	—	57	151
Other liabilities, primarily compensation and benefits	1,477	1,085	1,262

Commitments and contingencies

Shareholders’ equity	66,082	66,471	58,236
Common shares, par value $1.00 per share
Authorized — 100,000,000
Outstanding — 2005: 17,999,468; 2004: 18,041,088
(9,020,544 pre-split); 2003: 18,132,724 (9,066,362 pre-split)

Total liabilities and shareholders’ equity	$88,509	$79,508	$72,816

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

	For the years ended January 31
Dollars in thousands, except per-share data	2005	2004	2003

Net sales	$168,086	$142,727	$120,903
Cost of goods sold	124,886	108,968	93,388

Gross profit	43,200	33,759	27,515

Selling, general and administrative expenses	14,056	11,960	10,629
Loss (gain) on disposition of businesses and assets, net	1,282	173	(179)

Operating income	27,862	21,626	17,065

Interest expense	35	70	63
Other income, net	(128)	(160)	(252)

Income before income taxes	27,955	21,716	17,254

Income taxes	10,064	7,880	6,069

Net income	$17,891	$13,836	$11,185

Net income per common share
— basic	$0.99	$0.77	$0.61

— diluted	$0.97	$0.75	$0.60

The accompanying notes are an integral part of the consolidated financial statements.

Raven 2005 Annual Report                     page 29

Consolidated Statements of Shareholders’ Equity
and Comprehensive Income

	$1 Par
	Common	Paid-in	Treasury stock		Retained
Dollars in thousands, except per-share data	Stock	Capital	Shares	Cost	Earnings	Total

Balance January 31, 2002	$7,875	$1,222	(3,269,019)	$(31,789)	$74,724	$52,032

SFAS 123 adoption adjustment	—	478	—	—	—	478
Net and comprehensive income	—	—	—	—	11,185	11,185
Cash dividends ($.140 per share)(a)	—	—	—	—	(2,563)	(2,563)
Two-for-one stock split	7,875	(1,682)	(3,269,019)	—	(6,193)	—
Purchase of stock	—	—	(251,230)	(3,324)	—	(3,324)
Purchase and retirement of stock	(70)	(835)	—	—	—	(905)
Employees’ stock options exercised	176	917	—	—	—	1,093
Stock compensation expense	—	174	—	—	—	174
Tax benefit from exercise of stock options	—	66	—	—	—	66

Balance January 31, 2003	15,856	340	(6,789,268)	(35,113)	77,153	58,236

Net and comprehensive income	—	—	—	—	13,836	13,836
Cash dividends ($.170 per share)(a)	—	—	—	—	(3,075)	(3,075)
Purchase of stock	—	—	(144,175)	(3,068)	—	(3,068)
Purchase and retirement of stock	(39)	(804)	—	—	—	(843)
Employees’ stock options exercised	137	435	—	—	—	572
Stock compensation expense	—	282	—	—	—	282
Tax benefit from exercise of stock options	—	531	—	—	—	531

Balance January 31, 2004	15,954	784	(6,933,443)	(38,181)	87,914	66,471

Net and comprehensive income	—	—	—	—	17,891	17,891
Cash dividends ($.220 per share)	—	—	—	—	(3,971)	(3,971)
Cash dividend — Special ($.625 per share)	—	—	—	—	(11,327)	(11,327)
Two-for-one stock split	15,954	(411)	(6,933,443)	—	(15,543)	—
Purchase of stock	—	—	(186,500)	(3,519)	—	(3,519)
Purchase and retirement of stock	(40)	(646)	—	—	—	(686)
Employees’ stock options exercised	185	327	—	—	—	512
Stock compensation expense	—	309	—	—	—	309
Tax benefit from exercise of stock options	—	402	—	—	—	402

Balance January 31, 2005	$32,053	$765	(14,053,386)	$(41,700)	$74,964	$66,082

(a)	Reflects the January 2003 and October 2004 two-for-one stock splits.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

	For the years ended January 31
Dollars in thousands	2005	2004	2003

Cash flows from operating activities
Net income	$17,891	$13,836	$11,185
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,410	3,674	3,541
Amortization	431	471	425
Provision for losses on accounts receivable, net of recoveries	34	67	(100)
(Gain) loss on disposition of businesses and assets	1,282	173	(179)
Deferred income taxes	(31)	254	1,157
Stock compensation expense	309	282	174
Change in operating assets and liabilities, net of effects from the acquisition and sale of businesses	(4,669)	850	(3,470)
Other operating activities, net	214	125	2

Net cash provided by operating activities	18,871	19,732	12,735

Cash flows from investing activities
Capital expenditures	(7,541)	(3,330)	(6,033)
Purchase of short-term investments	(3,000)	(4,000)	(5,000)
Sale of short-term investments	4,000	4,000	1,000
Acquisition of businesses	(414)	(1,038)	(57)
Sales of businesses and assets, net of cash sold	—	257	927
Investment in unconsolidated affiliate	(650)	—	—
Other investing activities, net	(26)	(241)	(3)

Net cash used in investing activities	(7,631)	(4,352)	(9,166)

Cash flows from financing activities
Proceeds from borrowing under line of credit	—	—	1,025
Repayment on borrowing under line of credit	—	—	(1,025)
Long-term debt principal payments	(72)	(141)	(131)
Dividends paid	(15,298)	(3,075)	(2,563)
Purchase of treasury stock	(3,519)	(3,068)	(3,324)
Other financing activities, net	(174)	129	188

Net cash used in financing activities	(19,063)	(6,155)	(5,830)

Net increase (decrease) in cash and cash equivalents	(7,823)	9,225	(2,261)
Cash and cash equivalents at beginning of year	14,442	5,217	7,478

Cash and cash equivalents at end of year	$6,619	$14,442	$5,217

The accompanying notes are an integral part of the consolidated financial statements.

Raven 2005 Annual Report                     page 31

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Raven Industries, Inc. and its wholly owned subsidiaries (the “company”). The company is an industrial manufacturer providing a variety of products to customers within the industrial, agricultural, construction and military/aerospace markets primarily in North America. The company operates three divisions (Flow Controls, Engineered Films and Electronic Systems) in addition to a wholly owned subsidiary, Aerostar International, Inc. (Aerostar). All significant intercompany balances and transactions have been eliminated in consolidation. The company has a 50% ownership investment in Zip City Partners, LLC. The equity method is used to account for this investment.

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

CASH AND CASH EQUIVALENTS

The company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalent balances are principally concentrated in checking and savings accounts with Wells Fargo Bank.

SHORT-TERM INVESTMENTS

The investments consist of fully insured certificates of deposit with varying maturities, all less than 12 months from the balance sheet date. Rates on the deposits at January 31, 2005 range from 1.55% to 2.4%.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the company’s best estimate of the amount of problable credit losses based on historical write-off experience by segment and an estimate of the collectibility of any known problem accounts.

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

Buildings and improvements Machinery and equipment	7 to 39 years 3 to 7 years

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

GOODWILL

The company recognizes the excess cost of an acquired entity over the net amount assigned to assets acquired, including intangible assets with indefinite lives, and liabilities assumed, as goodwill. Goodwill and intangible assets with indefinite lives are tested for impairment on an annual basis during the fourth quarter, and between annual tests whenever there is an impairment indicated. Fair values are estimated based on future cash flows and are compared with the corresponding carrying value of the related asset.

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

INSURANCE OBLIGATIONS

The company employs insurance policies covering workers’ compensation and general liability costs. Liabilities are accrued related to claims filed and estimates for claims incurred but not reported. To the extent these obligations will be reimbursed by insurance, the expected reimbursement is included as a component of other current assets.

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

REVENUE RECOGNITION

The company recognizes revenue and records revenues upon shipment of products. The company sells directly to customers or distributors who incur the expense and commitment for any post-sale obligations beyond stated warranty terms. Estimated returns, allowances or warranty charges are recognized upon shipment of a product. The company does not typically require collateral from its customers. Shipping and handling costs are classified as a component of cost of goods sold.

WARRANTIES

Accruals necessary for product warranties are estimated based upon historical warranty costs and average time elapsed between purchases and returns for each division. Any warranty issues that are unusual in nature are accrued individually.

RESEARCH AND DEVELOPMENT

Research and development expenditures of $2.0 million in fiscal 2005, $1.7 million in fiscal 2004, and $1.3 million in fiscal 2003 were charged to cost of goods sold in the year incurred. Expenditures are principally composed of labor and material costs.

STOCK-BASED COMPENSATION

The company records compensation expense related to its stock-based compensation plan using the fair value method permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” under the modified prospective method outlined by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.”

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

STOCK SPLITS

The company completed two-for-one stock splits effected in the form of a 100% stock dividend on October 15, 2004, and January 15, 2003. All per-share information reflects the effect of these stock splits.

NEW ACCOUNTING STANDARDS

In November 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 151, Inventory Costs – An Amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, SFAS No. 151 requires that allocation of fixed-production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company believes that it is currently in compliance with SFAS No. 151 and does not expect adoption of this revised statement to have a significant effect on consolidated results of operations or financial position.

Raven 2005 Annual Report                     page 33

Notes to Financial Statements (continued)

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 153, Exchanges of Nonmonetary Assets –An Amendment of APB Opinion No. 29. This statement amends APB Opinion No. 29 and is based on the principle that exchanges of nonmonetary assets should be measured on the fair value of the assets exchanged. SFAS 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement will not have a significant effect on the consolidated results of operations or financial position.

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (Revised 2004), Share-Based Payment, or SFAS No. 123R, which is a revision of SFAS No. 123. SFAS No. 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values. SFAS No. 123R is effective for the company beginning July 1, 2005. The company began expensing stock options in fiscal 2003 utilizing the modified prospective method and does not expect adoption of this revised statement will have a significant effect on consolidated results of operations or financial position.

RECENTLY PASSED LEGISLATION

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the “Act”). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phaseout of the existing extraterritorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union.

Under the guidance in FASB Staff Position No. FSP 109-1, Application of FASB Statement No. 109, “Accounting for Income Taxes,” to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, the deduction will be treated as a “special deduction” as described in FASB Statement No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on our tax return.

Note 2. Selected Balance Sheet Information

Following are the components of selected balance sheet items:

	As of January 31
Dollars in thousands	2005	2004	2003

Accounts receivable, net:
Trade accounts	$25,635	$18,719	$16,708
Allowance for doubtful accounts	(265)	(265)	(240)

	$25,370	$18,454	$16,468

Inventories, net:
Finished goods	$3,538	$2,500	$5,290
In process	2,820	2,120	2,275
Materials	16,957	12,143	13,801

	$23,315	$16,763	$21,366

Property, plant and equipment, net:
Land	$1,084	$1,110	$1,091
Building and improvements	15,184	13,049	12,154
Machinery and equipment	36,486	32,479	32,248
Accumulated depreciation	(32,790)	(30,688)	(29,038)

	$19,964	$15,950	$16,455

Other assets, net:
Amortizable assets:
Purchased technology	$1,080	$1,250	$1,080
Other intangibles	946	1,136	884
Accumulated amortization	(1,831)	(1,494)	(1,027)

	195	892	937
Investment in unconsolidated affiliate	650	—	—
Other, net	175	180	140

	$1,020	$1,072	$1,077

Accrued liabilities:
Salaries and benefits	$1,992	$1,875	$1,766
Vacation	1,852	1,638	1,627
401(k) contributions	980	906	782
Insurance obligations	1,541	524	1,045
Income taxes	567	267	276
Profit sharing	900	544	406
Deferred acquisition payments	—	389	—
Other	1,884	1,641	1,255

	$9,716	$7,784	$7,157

Note 3. Supplemental Cash Flow Information

	For the years ended January 31
Dollars in thousands	2005	2004	2003

Changes in operating assets and liabilities, net of effects from the purchase and sale of businesses:
Accounts receivable	$(6,950)	$(2,072)	$(304)
Inventories	(6,704)	4,603	(2,671)
Prepaid expenses and other assets	150	(16)	15
Accounts payable	6,576	(1,625)	560
Accrued and other liabilities	1,777	187	(1,153)
Customer advances	482	(227)	83

	$(4,669)	$850	$(3,470)

Cash paid during the year for:
Interest	$77	$50	$44
Income taxes	9,596	7,014	4,852

Cash flows from investing activities in fiscal 2005 include $409,000 of payments related to acquisitions that were deferred under their respective purchase agreements.

Note 4. Fluent Systems

On December 19, 2003, the company acquired substantially all of the assets of Fluent Systems, LLC for $1.0 million in cash and a payment deferred until December 2004, which was valued at $60,000. This start-up company had developed a wireless liquid level monitoring system used with anhydrous ammonia tanks. Of the purchase price, $79,000 was assigned to equipment, $195,000 was assigned to intangible assets, $19,000 to current liabilities assumed and $848,000 to goodwill, which is fully deductible for tax purposes. The operation was assigned to the Flow Controls segment. Pro forma earnings are not presented due to the immateriality of the acquisition to the consolidated operations.

The results of operations were included in the consolidated financial statements from the date of acquisition. In the third quarter of fiscal 2005, Flow Controls decided to abandon the Fluent Systems product line resulting in a $1.3 million pretax writeoff of inventory, equipment, intangible assets and goodwill.

Note 5. Divestitures and Other Repositioning Activities

Fiscal 2004 divestiture activities were limited to the sale by the company’s Aerostar subsidiary of a sewing plant closed in fiscal 2003. The sale of that plant and its related equipment resulted in cash proceeds of $196,000 and a pretax gain of $182,000. This gain was offset by a $355,000 loss from increased liabilities for environmental or legal issues related to previously sold operations, as estimated by the company and its advisors. At January 31, 2005, the company had an undiscounted accrual remaining of $145,000 for environmental monitoring and clean-up costs of sold operations.

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

Note 6. Goodwill and Other Intangibles

Goodwill

The changes in the carrying amount of goodwill by reporting segment are shown below:

	Flow	Engineered	Electronic
Dollars in thousands	Controls	Films	Systems	Aerostar	Total

Balance at January 31, 2002	$4,947	$96	$356	$464	$5,863
Purchase price adjustments	(7)	—	77	—	70

Balance at January 31, 2003	4,940	96	433	464	5,933
Goodwill acquired during year	843	—	—	—	843

Balance at January 31, 2004	5,783	96	433	464	6,776
Adjustment	5	—	—	—	5
Writeoff of Fluent Systems	(848)	—	—	—	(848)

Balance at January 31, 2005	$4,940	$96	$433	$464	$5,933

Intangible Assets

Estimated future amortization expense based on the current carrying value of amortizable intangible assets for fiscal periods 2006 through 2010 is $79,000, $62,000, $6,000, $5,000, and $4,000, respectively.

Note 7. Employee Retirement Benefits

The company has a 401(k) plan covering substantially all employees and contributed 3% of qualified payroll. The company’s contribution expense was $836,000, $817,000 and $715,000 for fiscal 2005, 2004 and 2003, respectively.

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

	As of January 31
Dollars in thousands	2005	2004	2003

Beginning balance	$1,212	$1,102	$969
Employer expense	391	316	306
Retiree benefits paid	(156)	(206)	(173)

Ending balance	1,447	1,212	1,102
Current portion	(180)	(200)	(150)

Long-term portion	$1,267	$1,012	$952

Discount rate	7.0%	7.0%	8.0%
Wage inflation rate	4.0%	4.0%	4.0%
Medical inflation rate	7.0%	7.0%	7.0%

The accumulated benefit obligation based upon the rates noted in the table above was approximately $2.7 million, $2.4 million and $2.2 million at January 31, 2005, 2004 and 2003, respectively. No material fluctuations in retiree benefits are expected in future years.

Raven 2005 Annual Report                     page 35

Notes to Financial Statements (continued)

Note 8. Warranties

Changes in the warranty accrual were as follows:

	As of January 31
Dollars in thousands	2005	2004	2003

Beginning balance	$263	$156	$248
Accrual for warranties	932	863	584
Settlements made (in cash or in kind)	(743)	(756)	(576)
Sale of businesses	—	—	(100)

Ending balance	$452	$263	$156

Note 9. Income Taxes

The reconciliation of income tax computed at the federal statutory rate to the company’s effective income tax rate is as follows:

	For the years ended
	January 31
	2005	2004	2003

Tax at U.S. federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of U.S. federal benefit	0.9	0.9	0.4
Nondeductible stock option expense	0.3	0.3	0.3
Impact of graduated rates	—	—	(0.6)
Other, net	(0.2)	0.1	0.1

	36.0%	36.3%	35.2%

Significant components of the company’s income tax provision are as follows:

	For the years ended
	January 31
Dollars in thousands	2005	2004	2003

Income taxes:
Currently payable	$10,095	$7,626	$4,912
Deferred	(31)	254	1,157

	$10,064	$7,880	$6,069

Significant components of the company’s deferred tax assets and liabilities are as follows:

	As of January 31
Dollars in thousands	2005	2004	2003

Current deferred tax assets:
Accounts receivable	$93	$93	$84
Inventory valuation	237	182	194
Accrued vacation	591	532	508
Insurance obligations	161	183	369
Other accrued liabilities	383	323	338

	1,465	1,313	1,493

Non-current deferred tax assets (liabilities):
Accrued compensation and benefits	443	354	333
Depreciation and amortization	(771)	(502)	(380)
Other	118	75	53

	(210)	(73)	6

Net deferred tax asset	$1,255	$1,240	$1,499

Note 10. Financing Arrangements

Raven has an uncollateralized credit agreement providing a line of credit of $7.0 million which expires in May 2005. Letters of credit totaling $2.0 million have been issued under the line, primarily to support self-insured workers’ compensation bonding requirements. No borrowings were outstanding as of January 31, 2005, 2004 or 2003, and $5.0 million was available at January 31, 2005. The credit agreement contains certain restrictive covenants that, among other things, require maintenance of certain levels of net worth and working capital. Borrowings on the credit line bore interest as of January 31, 2005, 2004 and 2003 at 5.25%, 4.00% and 4.25%, respectively. The weighted-average interest rate for borrowing under the short-term credit line in fiscal 2003 was 4.6%. There were no borrowings under the credit line in fiscal years 2005 or 2004.

Wells Fargo Bank, N.A. provides the company’s line of credit. One member of the company’s board of directors is also on the board of directors of Wells Fargo & Co., the parent company of Wells Fargo Bank, N.A.

The company leases certain transportation, equipment and facilities under operating leases. Total rent and lease expense was $305,000, $355,000 and $446,000 in fiscal 2005, 2004 and 2003, respectively. Future minimum lease payments under non-cancelable operating leases for fiscal periods 2006 to 2010 are $222,000, $185,000, $144,000, $6,000, and $5,000 with all leases scheduled to expire by fiscal 2010.

Note 11. Stock Options

Senior officers and key employees of the company have been granted options to purchase stock under the company’s 2000 Stock Option and Compensation Plan (“Plan”). The Plan, administered by the board of directors, allows for either incentive or non-qualified options with terms not to exceed ten years. There are 655,700 shares of the company’s common stock reserved for future option grants under the plan at January 31, 2005. Options are granted with exercise prices not less than market value at the date of grant. These stock options vest over a four-year period and expire after five years.

Effective February 1, 2002, the company adopted the fair value recognition provisions of SFAS No. 123 “Accounting for Stock-Based Compensation.” Under the modified prospective method of adoption selected by the company pursuant to the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” compensation cost recognized in fiscal year 2003 is the same as that which would have been recognized had the recognition provisions of SFAS No. 123 been applied from its original effective date. Stock compensation expense for fiscal years 2005, 2004 and 2003 was $309,000, $282,000 and $174,000, respectively.

The weighted average grant date fair value of each option granted was $5.91, $4.11 and $1.89 in fiscal 2005, 2004 and 2003, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions by grant year.

	For the years ended January 31
	2005	2004	2003

Risk-free interest rate	3.51%	3.02%	3.02%
Expected dividend yield	1.07%	1.33%	2.00%
Expected volatility factor	34.92%	35.89%	33.57%
Expected option term (in years)	4.5	4.5	4.5

Information regarding option activity is as follows:

	For the years ended January 31
	2005		2004		2003
		weighted		weighted		weighted
		average		average		average
		exercise		exercise		exercise
	options	price	options	price	options	price

Outstanding at beginning of year	723,676	$5.89	872,112	$3.72	1,102,608	$3.05
Granted	86,600	22.00	129,000	13.50	152,800	7.00
Exercised	(184,600)	2.77	(274,436)	2.61	(353,892)	3.09
Forfeited	(13,500)	9.79	(3,000)	2.65	(29,404)	3.14

Outstanding at end of year	612,176	$9.02	723,676	$5.89	872,112	$3.72

Options exercisable at end of year	323,076	$5.27	326,608	$3.57	414,146	$2.78

The following table contains information about stock options outstanding at January 31, 2005:

	Remaining
Exercise	Contractual	Number	Number
Price	Life (Years)	Outstanding	Exercisable

$2.67	0.75	106,876	106,876
4.38	1.75	149,400	112,050
7.00	2.75	147,300	73,650
13.50	3.75	122,000	30,500
22.00	4.75	86,600	—

		612,176	323,076

Note 12. Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted-average common shares outstanding. Common shares outstanding represent common shares issued less shares purchased and held in treasury. Share and per-share data in the net income per-share computation have been restated to reflect the October 15, 2004, and January 15, 2003, two-for-one stock splits. Diluted net income per share is computed by dividing net income by the weighted-average common and common equivalent shares outstanding, which includes the shares issuable upon exercise of employee stock options, net of shares assumed purchased with the option proceeds. Certain outstanding options were excluded from the diluted net income per-share calculations because their exercise prices were greater than the average market price of the company’s common stock during those periods. For fiscal 2005, 2004 and 2003, 21,650, 32,250 and 38,200 options, respectively, were excluded from the diluted net income per-share calculation. Details of the computation are presented below.

	For the years ended January 31
Dollars in thousands,
except per-share amounts	2005	2004	2003

Net income	$17,891	$13,836	$11,185

Weighted-average common shares outstanding	18,066,223	18,081,712	18,302,930
Dilutive impact of stock options	344,104	407,868	392,720

Weighted-average common and common-equivalent shares outstanding	18,410,327	18,489,580	18,695,650

Net income per common share:
— basic	$0.99	$0.77	$0.61

— diluted	$0.97	$0.75	$0.60

Raven 2005 Annual Report                     page 37

Notes to Financial Statements (continued)

Note 13. Business Segments and Major Customer Information

The company’s reportable segments are defined by their common technologies, production processes and inventories. These segments reflect the organization of the company into three Raven divisions, each with a Divisional Vice President, and one subsidiary. The Industrial Controls Division of Beta Raven, sold in fiscal 2003, is included under the caption “Sold Businesses.” During fiscal 2005, the company’s high-altitude research balloon operation, formerly in the Engineered Films segment, moved under the management of Aerostar. As a result of this change in the company’s organizational structure, the financial results of those operations have been included in Aerostar’s segment disclosures.

The company measures the performance of its segments based on their operating income exclusive of administrative and general expenses. The accounting policies of the operating segments are the same as those described in Note 1, Summary of Significant Accounting Policies. Other income, interest expense and income taxes are not allocated to individual operating segments, and assets not identifiable to an individual segment are included as corporate assets. Segment information is reported consistent with the company’s management reporting structure as required by SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

No customer accounted for more than 10% of the company’s consolidated sales or accounts receivable in fiscal 2005 or 2004. In fiscal 2003, one customer in the Electronic Systems segment accounted for $12.9 million, or 10.7%, of the company’s consolidated sales, although no customer accounted for more than 10% of accounts receivable.

The company had sales of $11.0 million for the year ended January 31, 2005, to countries outside the United States, primarily to Canada. Sales were included in the Flow Controls, Engineered Films, Electronic Systems and Aerostar segments totaling $5.0 million, $621,000, $4.8 million and $474,000, respectively.

Market and segment information for 2005, 2004 and 2003 is presented on pages 1 and 16 of this annual report.

Note 14. Commitment to Purchase Engineered Films Facility

In fiscal 2005, the company entered into an agreement to purchase for $1.8 million a building to be used in the Engineered Films segment. The agreement required an earnest payment of $25,000 at signing with the remainder due upon closing, on or before May 1, 2006.

Note 15. Subsequent Event

On February 17, 2005, the company entered into a purchase agreement to buy substantially all of the assets of Montgomery Industries, Inc., a privately held Canadian corporation, for $2.8 million in cash plus the assumption of certain liabilities and a quarterly payment of six percent on future sales of Montgomery products up to a maximum of $1.825 million.

Montgomery has developed and sold an automatic boom height control system under the name “Autoboom” for agricultural sprayers designed to successfully maintain optimum boom height in uneven terrain without compromising the speed with which the sprayer can be operated. This operation will be combined into the company’s Flow Controls segment.

Note 16. Quarterly Information (Unaudited)

The company’s quarterly information is presented on page 26.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Raven Industries, Inc:

We have completed an integrated audit of Raven Industries, Inc.’s 2005 consolidated financial statements and of its internal control over financial reporting as of January 31, 2005, and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders’ equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Raven Industries, Inc. and its subsidiaries at January 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control over Financial Reporting appearing on page 27 of the 2005 Annual Report to Shareholders, that the Company maintained effective internal control over financial reporting as of January 31, 2005 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP Minneapolis, Minnesota March 24, 2005

Raven 2005 Annual Report                     page 39

Investor Information

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Minneapolis, MN

Stock Transfer Agent & Registrar

Wells Fargo Bank, N.A.
161 N. Concord Exchange
P.O. Box 64854
S. St. Paul, MN 55164-0854
Phone: 1-800-468-9716

Form 10-K

Upon written request, Raven Industries, Inc.’s form 10-K for the fiscal year ended January 31, 2005, which has been filed with the Securities and Exchange Commission, is available free of charge.

Direct inquires to:

Raven Industries, Inc.
Attention: Investor Relations
P.O. Box 5107
Sioux Falls, SD 57117-5107
Phone: 605-336-2750

Raven Website
www.ravenind.com

Stock Quotations
Listed on the Nasdaq Stock Market—RAVN

Annual Meeting

May 26, 2005, 9:00 a.m.
Washington Pavilion of Arts and Science
301 S. Main Avenue
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
3672, 3081, 3829

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act provides a “safe harbor” for forward-looking statements. Certain information included in this Annual Report and other materials filed or to be filed by the company with the Securities and Exchange Commission (as well as information included in statements made or to be made by the company) contains statements that are forward-looking. Although the company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, there is no assurance that such expectations will be achieved. Such assumptions involve important risks and uncertainties that could significantly affect results in the future. These risks and uncertainties include, but are not limited to, those relating to weather conditions, which could affect certain of the company’s primary markets, such as agriculture and construction, or changes in competition, raw material availability, technology or relationships with the company’s largest customers, any of which could adversely impact any of the company’s product lines. The foregoing list is not exhaustive and the company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements.

Design: Creative Design Board, Chicago, IL