Form 10-K, Exhibit 13
period 2006-01-31
RAVEN INDUSTRIES INC
filed 2006-04-03
CIK 82166

EXHIBIT 13

Business Profile

Operating Unit	Products	Markets	Competitive Strengths	
Flow Controls 	• Computerized control hardware and software for precision farming • Leading developer of GPS-based control systems • Precision application of pesticides, fertilizers and other chemicals	• Domestic and international agricultural OEMs and sprayer manufacturers • Agricultural equipment aftermarket • Marine navigation	• Market leader for ag sprayer controls • Strong brand recognition and distribution network • Wide range of precision agricultural products	 SALES (dollars in millions) $35.1 $40.7 $47.5 2004 2005 2006
Engineered Films 	• Rugged reinforced plastic sheeting	• Manufactured housing and RVs • Temporary grain covers for agriculture • Temporary building construction enclosures • Pond lining and containment for oil exploration	• Vertically integrated manufacturing capabilities • Broad product line • Superior target marketing • High productivity and low-cost structure	 SALES (dollars in millions) $42.6 $58.7 $82.8 2004 2005 2006
Electronic Systems 	• Electronics Manufacturing Services (EMS)	• Primarily industrial OEMs in North America • Fortune 500 companies that contract their low-volume, high-mix production	• Advanced manufacturing technology • Full-service provider, from engineering and manufacturing to customer service • ISO 9001	 SALES (dollars in millions) $44.3 $47.0 $56.2 2004 2005 2006
Aerostar 	• High-altitude aerostats • Custom-shaped inflatables • Protective wear • Military parachutes	• US and foreign governments • NASA and scientific agencies • Promotional and advertising markets, including Disney and Macy's	• Reputation for innovation and quality • Sole source in US for scientific balloons • Best technology for sewing and sealing	 SALES (dollars in millions) $20.7 $21.7 $18.0 2004 2005 2006

Founded 50 years ago, in 1956, Raven today is an industrial manufacturer that believes in “old values and new ideas.” The company has four operating units and focuses on cash return on invested capital and shareholder value. Operating Unit Products Markets Competitive Strengths
> Computerized control hardware and software for precision farming “Leading developer of GPS-based control system · Precision application of pesticides.fertilizers and other chemicals
Domestic and International agricultural OEMs and sprayer manufacturers
Agricultural equipment aftermarket
Marine navigation Market leader for ag sprayer controls Strong brand recognition and distribution network Wide range of precision agricultural products
SALES (dollars in millions)
2004 2005 2006
• Electronics Manufacturing Services (EMS)
Primarily industrial OEMs in North America Fortune 500 companies that contract their low-volume, high-mix production
· Advanced manufacturing technology Full-service provider, from engineering and manufacturing to customer service · ISO 9001 SALES (dollars in millions) 156.2
2004 2005 2006
• High-altitude aerostats · Custom-shaped Inflatable ‘ Protective wear · Military parachutes · US and foreign governments · NASA and scientific agencies · Promotional and advertising markets, including Disney and Macy’s · Reputation for innovation and quality · Sole source in US for scientific balloons • Best technology for sewing and sealing SALES (dollars in millions)
2004 2005 2006
’ Rugged reinforced plastic · Manufactured housing and RVs • Vertically integrated SALES manufacturing capabilities (dollar in millions) · Temporary grain coven for agriculture · Temporary building construction enclosures · Pond lining and containment for oil exploration > Broad product line > Superior target marketing · High productivity and low-cost structure
2004 2005 2006

RAVEN 2006 Annual Report

ELEVEN-YEAR FINANCIAL SUMMARY

	For the years ended January 31
Dollars in thousands, except per-share data	2006	2005	2004

OPERATIONS FOR THE YEAR
Net sales
Ongoing operations	$204,528	$168,086	$142,727
Sold businesses(a)	—	—	—
Total	204,528	168,086	142,727
Gross profit	53,231	43,200	33,759
Operating income
Ongoing operations	37,363	27,862	21,981
Sold businesses(a)	(79)	—	(355)
Total	37,284	27,862	21,626
Income before income taxes	37,494	27,955	21,716
Net income	$24,262	$17,891	$13,836
Net income % of sales	11.9%	10.6%	9.7%
Net income % of beginning equity	36.7%	26.9%	23.8%
Cash dividends	$5,056	$15,298 (b)	$3,075
FINANCIAL POSITION
Current assets	$71,345	$61,592	$55,710
Current liabilities	20,050	20,950	11,895
Working capital	$51,295	$40,642	$43,815
Current ratio	3.56	2.94	4.68
Property, plant and equipment	$25,602	$19,964	$15,950
Total assets	106,157	88,509	79,508
Long-term debt, less current portion	9	—	57
Shareholders’ equity	$84,389	$66,082	$66,471
Long-term debt / total capitalization	0.0%	0.0%	0.1%
Inventory turnover (CGS / year-end inventory)	5.4	5.4	6.5
CASH FLOWS PROVIDED BY (USED IN)
Operating activities	$21,189	$18,871	$19,732
Investing activities	(11,435)	(7,631)	(4,352)
Financing activities	(6,946)	(19,063)	(6,155)
Increase (decrease) in cash and cash equivalents	2,790	(7,823)	9,225
COMMON STOCK DATA
Net income per share — basic	$1.34	$0.99	$0.77
Net income per share — diluted	1.32	0.97	0.75
Cash dividends per share	0.28	0.85 (b)	0.17
Book value per share	4.67	3.67	3.68
Stock price range during year
High	$33.15	$26.94	$15.23
Low	16.54	13.08	7.56
Close	$31.60	$18.38	$14.11
Shares outstanding, year-end (in thousands)	18,072	17,999	18,041
Number of shareholders, year-end	9,263	6,269	3,560
OTHER DATA
Price / earnings ratio	23.9	18.9	18.8
Average number of employees	819	807	770
Sales per employee	$250	$208	$185
Backlog	$43,619	$43,646	$47,120

All per-share, shares outstanding and market price data reflect the October 2004 two-for-one stock split, the January 2003 two-for-one stock split and the July 2001 three-for-two stock split. All other figures are as reported.
Price / earnings ratio is determined as closing stock price divided by net income per share-diluted.
Book value per share is computed by dividing total shareholders’ equity by the number of common shares outstanding.

(a)	In fiscal 2003, 2001, 2000 and 1996, the company sold its Beta Raven Industrial Controls, Plastic Tank, Glasstite and Astoria businesses, respectively.

(b)	Includes a special dividend of $.625 per share that was paid during the second quarter of fiscal 2005.

RAVEN 2006 Annual Report

2003	2002	2001		2000	1999	1998	1997	1996

$119,589	$112,018	$113,360		$107,862	$108,408	$104,489	$101,869	$84,379
1,314	6,497	19,498		42,523	46,798	47,679	39,576	38,010
120,903	118,515	132,858		150,385	155,206	152,168	141,445	122,389
27,515	23,851	21,123		24,217	24,441	24,929	25,287	22,660

16,861	13,788	7,417	(c)	7,971	8,220	9,555	9,321	7,692
204	(613)	3,331	(d)	2,606 (e)	1,453	1,007	2,650	1,869
17,065	13,175	10,748		10,577	9,673	10,562	11,971	9,561
17,254	13,565	10,924		10,503	9,649	12,540 (f)	11,915	9,566
$11,185	$8,847	$6,411	(c)(d)	$6,762 (e)	$6,182	$8,062	$7,688	$6,197
9.3%	7.5%	4.8%		4.5%	4.0%	5.3%	5.4%	5.1%
21.5%	18.4%	11.8%		10.9%	10.0%	14.2%	15.6%	13.6%
$2,563	$2,371	$2,399		$2,895	$2,944	$2,709	$2,367	$2,130

$49,351	$45,308	$51,817		$55,371	$60,279	$57,285	$56,696	$45,695
13,167	13,810	13,935		14,702	15,128	17,816	20,016	14,771
$36,184	$31,498	$37,882		$40,669	$45,151	$39,469	$36,680	$30,924
3.75	3.28	3.72		3.77	3.98	3.22	2.83	3.09
$16,455	$14,059	$11,647		$15,068	$19,563	$19,817	$18,142	$18,069
72,816	67,836	65,656		74,047	83,657	82,066	80,662	67,553
151	280	2,013		3,024	4,572	1,128	3,181	2,816
$58,236	$52,032	$47,989		$54,519	$62,293	$61,563	$56,729	$49,151
0.3%	0.5%	4.0%		5.3%	6.8%	1.8%	5.3%	5.4%
4.4	5.0	5.9		5.2	4.9	4.8	4.5	4.1

$12,735	$18,496	$9,441		$10,375	$8,326	$9,274	$7,088	$9,687
(9,166)	(13,152)	9,752		6,323	(3,127)	(4,979)	(5,090)	(4,158)
(5,830)	(8,539)	(14,227)		(16,326)	(2,714)	(4,884)	(2,363)	(4,029)
(2,261)	(3,195)	4,966		372	2,485	(589)	(365)	1,500

$0.61	$0.48	$0.31		$0.26	$0.22	$0.28	$0.27	$0.22
0.60	0.47	0.31		0.26	0.22	0.28	0.27	0.22
0.14	0.13	0.12		0.11	0.10	0.09	0.08	0.08
3.21	2.82	2.53		2.32	2.21	2.13	1.96	1.74

$9.20	$5.88	$3.48		$3.04	$3.79	$4.29	$3.92	$3.46
4.38	3.02	1.88		2.25	2.54	3.27	2.67	2.58
$7.91	$5.64	$3.04		$2.40	$2.67	$3.77	$3.75	$3.21
18,133	18,424	18,956		23,496	28,164	28,944	29,016	28,296
2,781	2,387	2,460		2,749	3,014	3,221	3,011	3,190

13.2	12.1	9.8		9.2	12.4	13.7	13.9	14.9
758	838	1,043		1,320	1,445	1,511	1,387	1,368
$160	$141	$127		$114	$107	$101	$102	$89
$42,826	$33,834	$38,239		$44,935	$47,431	$47,154	$38,102	$32,539

(c)	Includes $2.6 million of business repositioning charges, net of gains on plant sales, primarily in Electronic Systems Division and Aerostar.

(d)	Includes the $3.1 million pretax gain ($1.4 million net of tax) on the sale of the company’s Plastic Tank Division.

(e)	Includes the $1.2 million pretax gain ($764,000 net of tax) on the sale of assets of the company’s Glasstite subsidiary.

(f)	Includes the $1.8 million pretax gain ($1.2 million net of tax) on the sale of an investment in an affiliate.

RAVEN 2006 Annual Report

BUSINESS SEGMENTS

	For the years ended January 31
Dollars in thousands	2006	2005		2004		2003	2002		2001

FLOW CONTROLS DIVISION
Sales	$47,506	$40,726		$35,059		$28,496	$23,178		$16,758
Operating income	13,586	10,516	(b)	8,254		6,897	5,509	(d)	3,985
Assets	30,047	23,701		19,304		21,483	20,313		9,578
Capital expenditures	938	1,372		341		729	677		327
Depreciation & amortization	1,085	876		1,004		948	443		353

ENGINEERED FILMS DIVISION
Sales	$82,794	$58,657		$42,636		$35,096	$35,796		$35,403
Operating income	19,907	15,739		10,563		10,030	8,257		7,397
Assets	33,512	25,181		15,941		17,244	13,691		11,520
Capital expenditures	7,359	3,960		712		4,080	3,178		633
Depreciation & amortization	2,436	1,403		1,611		1,475	1,001		946

ELECTRONIC SYSTEMS DIVISION
Sales	$56,219	$47,049		$44,307		$38,589	$32,289		$32,039
Operating income (loss)	8,916	4,492		5,797		4,022	2,264		(542	)(f)
Assets	20,191	17,382		14,975		14,528	13,910		15,359
Capital expenditures	1,612	1,201		841		395	774		1,492
Depreciation & amortization	871	880		850		978	1,101		1,089

AEROSTAR
Sales	$18,009	$21,654		$20,725		$17,408	$20,755		$29,160
Operating income	2,133	3,609		3,092	(c)	1,012	2,907	(e)	2,996
Assets	6,837	7,492		7,756		7,032	7,150		8,872
Capital expenditures	179	542		1,130		570	256		163
Depreciation & amortization	359	389		436		374	347		367

REPORTABLE SEGMENTS TOTAL
Sales	$204,528	$168,086		$142,727		$119,589	$112,018		$113,360
Operating income	44,542	34,356	(b)	27,706	(c)	21,961	18,937	(d,e)	13,836	(f)
Assets	90,587	73,756		57,976		60,287	55,064		45,329
Capital expenditures	10,088	7,075		3,024		5,774	4,885		2,615
Depreciation & amortization	4,751	3,548		3,901		3,775	2,892		2,755

CORPORATE & OTHER(a)
Sales from sold businesses	$—	$—		$—		$1,314	$6,497		$19,498
Operating income (loss) from sold businesses	(79)	—		(355)		204	(613)		3,331	(g)
Operating (loss) from administrative expenses	(7,179)	(6,494)		(5,725)		(5,100)	(5,149)		(6,419)
Assets	15,570	14,753		21,532		12,529	12,772		20,327
Capital expenditures	270	466		306		259	209		475
Depreciation & amortization	400	293		244		191	253		912

TOTAL COMPANY
Sales	$204,528	$168,086		$142,727		$120,903	$118,515		$132,858
Operating income	37,284	27,862	(b)	21,626	(c)	17,065	13,175	(d,e)	10,748	(f,g)
Assets	106,157	88,509		79,508		72,816	67,836		65,656
Capital expenditures	10,358	7,541		3,330		6,033	5,094		3,090
Depreciation & amortization	5,151	3,841		4,145		3,966	3,145		3,667

(a)	Operating income from sold businesses includes administrative expenses directly attributable to the sold businesses. Assets are principally cash, investments, deferred taxes and notes receivable.

(b)	Includes a $1.3 million pretax writeoff of assets related to the Fluent Systems product line (See Note 5).

(c)	Includes $182,000 of pretax gain on plant sale.

(d)	Includes a $550,000 in-process research and development charge related to the Starlink acquisition.

(e)	Includes $414,000 of pretax gains on plant sales.

(f)	Includes $1.8 million of business repositioning charges in the Electronic Systems Division and $2.6 million for the total company.

(g)	Includes a $3.1 million pretax gain on the sale of the company’s Plastic Tank Division.

RAVEN 2006 Annual Report

FINANCIAL REVIEW AND ANALYSIS
RESULTS OF OPERATIONS
The following table presents comparative financial performance for the past three years:

	For the years ended January 31
	2006			2005			2004
		%	%		%	%		%	%
Dollars in thousands, except per-share data		Sales	Change		Sales	Change		Sales	Change

Net sales	$204,528	100.0	+ 21.7	$168,086	100.0	+ 17.8	$142,727	100.0	+ 18.1
Gross profit	53,231	26.0	+ 23.2	43,200	25.7	+ 28.0	33,759	23.7	+ 22.7
Operating expenses	15,868	7.8	+ 12.9	14,056	8.4	+ 17.5	11,960	8.4	+ 12.5
Loss on disposition of businesses & assets	79			1,282			173
Operating income	37,284	18.2	+ 33.8	27,862	16.6	+ 28.8	21,626	15.2	+ 26.7
Income before income taxes	37,494	18.3	+ 34.1	27,955	16.6	+ 28.7	21,716	15.2	+ 25.9
Income taxes	13,232	6.5	+ 31.5	10,064	6.0	+ 27.7	7,880	5.5	+ 29.8
Net income	$24,262	11.9	+ 35.6	$17,891	10.6	+ 29.3	$13,836	9.7	+ 23.7
Net income per share — diluted	$1.32		+ 36.1	$0.97		+ 29.3	$0.75		+ 25.0
Effective income tax rate	35.3%		- 1.9	36.0%		- 0.8	36.3%		+ 3.1

EXECUTIVE SUMMARY
Raven Industries, Inc. is an industrial manufacturer providing a variety of products to customers within the industrial, agricultural, construction and military/aerospace markets, primarily in North America. The company operates in four business segments: Flow Controls, Engineered Films, Electronic Systems and Aerostar.
Consolidated Operating Results
The company delivered record sales and profits in fiscal 2006, exceeding fiscal 2005 record-setting results. Net income rose to $24.3 million, an increase of $6.4 million, or 35.6% over last year’s results. Earnings per diluted share of $1.32 topped the prior fiscal year’s record of $.97 by 36.1%. Net sales reached $204.5 million, surpassing fiscal 2005 by $36.4 million, or 21.7%. The Engineered Films, Electronic Systems, and Flow Controls segments all contributed to the company’s sales and profit growth for fiscal 2006, with the higher sales levels in each of these segments driving the increase in company profits.
In fiscal 2006, the company increased its quarterly dividend from 5 1/2 cents per share paid in fiscal 2005 to 7 cents per share. During fiscal 2005, the company split its stock two-for-one and paid a one-time special dividend of 62 1/2 cents per share, which totaled $11.3 million. Capital expenditures totaled $10.4 million for fiscal 2006 and were made primarily in the company’s Engineered Films segment for additional manufacturing capacity and facilities. Fiscal 2005 capital spending totaled $7.5 million and included increased spending for additional capacity in the Engineered Films segment. The company has planned for continued investment in the expansion of Engineered Films manufacturing capacity to exceed $13 million in fiscal 2007. The company also completed the strategic acquisition of Montgomery Industries, Inc. in its Flow Controls segment at the beginning of fiscal 2006.
Management expects another year of record sales and profits in fiscal 2007. The additional Engineered Films manufacturing capacity will enable the segment to satisfy customer demand in the upcoming year. New product introductions and continued demand for the company’s precision agriculture products in the Flow Controls segment are expected to aid in the company’s fiscal 2007 sales and profit growth.
The following discussion highlights the consolidated operating results. Operating results are more fully explained in the segment discussions that follow.

RAVEN 2006 Annual Report

Fiscal 2006 versus fiscal 2005
Net sales for the fiscal year ended January 31, 2006, surpassed the $200 million mark, exceeding fiscal 2005 by $36.4 million, or 21.7%. The record fiscal 2006 sales performance followed a strong fiscal 2005, which recorded a 17.8% increase over fiscal 2004. The Flow Controls, Engineered Films, and Electronic Systems segments reported increased revenues over one year earlier, with the Engineered Films segment posting the largest sales gain of $24.1 million, or 41.1% to reach $82.8 million. Fiscal 2006 revenue levels topped the prior year in all of Engineered Films’ markets, reflecting the segment’s additional manufacturing capacity, high demand for oil and pond liners, and higher selling prices due to increased resin costs. Flow Controls’ net sales reached $47.5 million, a 16.6% increase over last year. Increased demand for the segment’s standard sprayer control systems and sales of automatic boom height control systems (“Autoboom™”), which was acquired during the year as part of the Montgomery Industries, Inc. acquisition, boosted revenue levels for the fiscal year. Electronic Systems reported a 19.5% increase in annual sales due to increased demand from its existing customer base. Aerostar’s net sales of $18.0 million fell short of last year’s twelve-month period by $3.6 million due primarily to an expected cargo parachute revenue decrease and lower uniform contract sales.
For the year ended January 31, 2006, operating income rose to $37.3 million, a 33.8% increase over one year earlier. Higher sales levels in the company’s Flow Controls and Engineered Films segments drove the profit growth, with the Electronic Systems segment contributing to the increase in company profits through higher sales and increased manufacturing efficiencies on existing customer contracts. Flow Controls’ operating income of $13.6 million was $3.1 million, or 29.2% higher than the previous fiscal year. Fiscal 2006 operating income of $19.9 million reported in the Engineered Films segment rose $4.2 million, while Electronic Systems’ operating income of $8.9 million almost doubled that of the previous year. Aerostar operating income of $2.1 million fell short of the prior year by $1.5 million, or 40.9%, and reflects the segment’s lack of a follow-on military parachute order in fiscal 2006.
Fiscal 2005 versus fiscal 2004
Fiscal 2005 net sales reached $168.1 million, 17.8% higher than fiscal 2004, with all segments recording increases over their fiscal 2004 revenue levels. Operating income of $27.9 million was $6.2 million over the $21.6 million reported for fiscal 2004. Profit gains were a result of significant sales increases in the company’s higher-margin product lines, including Flow Controls’ precision ag products and Engineered Films’ plastic sheeting. In fiscal 2005, a strong agricultural economy and new product introductions resulted in a net sales increase of $5.7 million, or 16.2% for the Flow Controls’ segment, with revenue reaching $40.7 million. Flow Controls’ operating income rose 27.4% to $10.5 million. Engineered Films posted the largest revenue gain, increasing net sales by 37.6%, or $16.0 million. This segment also recorded the largest operating income gain of $5.2 million, a 49.0% increase over fiscal 2004 results. Electronic Systems’ net sales of $47.0 million were $2.7 million higher than fiscal 2004, although the increase in revenue did not result in positive profit growth. Electronic Systems’ operating income decreased $1.3 million from the prior year due to unfavorable product mix and start-up issues with a new customer contract. Aerostar recorded a modest net sales increase over fiscal 2004 of 4.5%, while operating income of $3.6 million rose 16.7%.
Fiscal 2004 results included an operating loss of $355,000 for ongoing environmental and legal liabilities associated with previously sold businesses.
FISCAL 2006 PERFORMANCE MEASURES
The company has set ambitious goals for achieving higher growth, better returns on invested capital, and increased shareholder value. The company’s net income as a percent of net sales has steadily risen over the last several years. Net income was 11.9% of sales in fiscal 2006, which exceeded fiscal 2005’s record of 10.6%. Net income as a percent of average assets was 24.9% as compared to 21.3% in fiscal 2005. As a percent of beginning equity, fiscal 2006 net income was 36.7%, up almost 10 percentage points from fiscal 2005.

	2006	2005	2004	2003	2002	2001

Net income as % of
Net sales	11.9%	10.6%	9.7%	9.3%	7.5%	4.8%
Average assets	24.9%	21.3%	18.2%	15.9%	13.3%	9.2%
Beginning equity	36.7%	26.9%	23.8%	21.5%	18.4%	11.8%

RAVEN 2006 Annual Report

SEGMENT ANALYSIS
SALES AND OPERATING INCOME BY SEGMENT

	2006		2005		2004
		%		%		%
Dollars in thousands	amount	change	amount	change	amount	change

SALES
Flow Controls	$47,506	+16.6	$40,726	+16.2	$35,059	+23.0
Engineered Films	82,794	+ 41.1	58,657	+ 37.6	42,636	+21.5
Electronic Systems	56,219	+ 19.5	47,049	+ 6.2	44,307	+14.8
Aerostar	18,009	–16.8	21,654	+ 4.5	20,725	+19.1

Total	$204,528	+21.7	$168,086	+17.8	$142,727	+18.1

	2006		2005		2004
		%		%		%
Dollars in thousands	amount	sales	amount	sales	amount	sales

OPERATING INCOME (LOSS)
Flow Controls	$13,586	28.6	$10,516	25.8	$8,254	23.5
Engineered Films	19,907	24.0	15,739	26.8	10,563	24.8
Electronic Systems	8,916	15.9	4,492	9.5	5,797	13.1
Aerostar	2,133	11.8	3,609	16.7	3,092	14.9
Sold businesses	(79)		—		(355)
Corporate expenses	(7,179)		(6,494)		(5,725)

Total	$37,284	18.2	$27,862	16.6	$21,626	15.2

FLOW CONTROLS
The Flow Controls Division (FCD), including Raven Canada, provides electronic and Global Positioning System (GPS) products for the precision agriculture, marine navigation and other niche markets.
Fiscal 2006 versus fiscal 2005
Net sales in fiscal 2006 were $47.5 million, up 16.6%, or $6.8 million over fiscal 2005 levels. The segment’s standard sprayer control systems and the acquired Autoboom™ product line accounted for the majority of the sales growth on a fiscal year-to-date basis. Sprayer control system sales were up from one year earlier due to increased original equipment manufacturer orders, while acceptance of the Autoboom™ product line also generated revenue growth. As a percentage of net sales, gross profit margins improved slightly to 37.0% from the 36.7% reported for the prior year’s comparable period due to the impact of the increased sales level on fixed costs. Fiscal 2006 fourth-quarter sales, hampered by a weakening agricultural economy, increased only 3.6% to $10.2 million while operating income rose 36.0% to $2.7 million. The higher operating income level was a result of reduced spending levels and lower warranty expense in the current year’s fourth quarter. Fiscal 2006 operating income of $13.6 million increased $3.1 million, or 29.2% as compared to the year ended January 31, 2005. Included in the prior year’s operating income is a $1.3 million pretax write-off of assets related to the segment’s fiscal 2004 Fluent Systems acquisition. Excluding the write-off, fiscal 2006 operating income increased $1.8 million, or 15.2%. The fiscal 2006 operating income increase over fiscal 2005, excluding the Fluent write-off, reflects the segment’s higher sales level, tempered by increases in product development and distribution investments. Fiscal 2006 selling expenses were $3.9 million, a $784,000, or 25.1%, increase over fiscal 2005. Higher selling expenses related to the segment’s precision agriculture distribution plan and expenses incurred to leverage the segment’s products offerings in Canada contributed to the fiscal 2006 selling expense increase.
Fiscal 2005 versus fiscal 2004
Fiscal 2005 net sales reached $40.7 million, an increase of 16.2% over fiscal 2004 despite the decrease of $6.0 million in sales recorded one year earlier under a special order for chemical injection systems. An improved farm economy, new product sales, and an increase in market share contributed to the fiscal 2005 revenue growth. Increased sales volume and value-engineering activities were the main contributors to a gross profit margin increase from 30.4% of net sales in fiscal 2004 to 36.7% in fiscal 2005. Fiscal 2005 operating income of $10.5 million grew 27.4% due to the higher sales level, high-margin product sales, and value-engineering activities. The operating income growth was tempered by a $1.3 million write-off of Fluent Systems assets, which were acquired in December 2003. Fiscal 2005 selling expenses rose $729,000, or 30.4%, due to increased investment in the segment’s precision agriculture distribution plan.

RAVEN 2006 Annual Report

Prospects
FCD continues to focus on gaining market share, domestically and internationally, in the precision agriculture market. New product offerings, together with reaching international markets in Europe, South America, and Australia, is expected to help offset weakness in the North American agricultural market. These efforts are also expected to increase selling expense in fiscal 2007. The company expects revenue growth in the upcoming fiscal year to be under 10%.
ENGINEERED FILMS
The Engineered Films Division (EFD) produces rugged reinforced plastic sheeting for industrial, construction, manufactured housing and agriculture applications.
Fiscal 2006 versus fiscal 2005
A strong sales performance in fiscal 2006 resulted in revenues rising to $82.8 million, an increase of 41.1% over fiscal 2005. All of EFD’s market segments achieved higher sales levels in fiscal 2006, with the pit and pond lining segment posting the largest revenue growth of $7.9 million, or 60.1%. Increased oil drilling activity due to high oil prices throughout the year boosted sales volume for this particular market category. Engineered Films also reported significant sales growth in its agricultural, industrial and construction markets. Fiscal 2006 disaster film sales of $11.4 million were $2.0 million, or 21.6%, higher than fiscal 2005.EFD’s additional manufacturing capacity that was brought online during the latter part of fiscal 2005 and the beginning of fiscal 2006 enabled the division to fulfill increased customer demand. Increased product pricing resulting from higher raw material prices also positively impacted the overall sales level for fiscal 2006. The increase in the segment’s fiscal 2006 sales resulting from higher product pricing due to increased resin costs is estimated to be 12 – 16%. Fiscal 2006 fourth-quarter sales as compared to the prior year’s fourth quarter increased 45.5%, resulting in additional operating income of $1.6 million. As with the fiscal year, the pit lining segment posted the largest sales increase for the quarter and disaster film sales were up $1.2 million. Fiscal 2006 operating income climbed to $19.9 million, increasing 26.5% over the prior year. The positive profit impact of the higher sales level was partially offset by higher resin costs, as reflected in the current fiscal year’s gross profit as a percent of sales, which fell from 31.4% in fiscal 2005 to 27.6% for fiscal 2006. Selling expenses rose 10.5% during fiscal 2006, reaching $2.9 million mainly due to increased personnel costs to support the segment’s higher sales level.
Fiscal 2005 versus fiscal 2004
The segment’s net sales exceeded fiscal 2004 net sales by $16.0 million, or 37.6%, to reach $58.7 million. Disaster film sales of $9.4 million boosted the sales level for fiscal 2005 together with net sales gains in the pit lining, manufactured housing, and agricultural markets. Fiscal 2005 operating income climbed to $15.7 million, a $5.2 million, or 49.0%, increase over fiscal 2004 results. Increased selling expenses, which rose $461,000, or 21.3%, due to higher personnel and advertising expenses partially offset the profit impact of the segment’s higher sales level. Gross profit as a percentage of net sales increased from 30.0% to 31.4%. The fiscal 2005 gross profit rate reflects favorable plant utilization due to the higher sales level that was partially offset by higher raw material costs.
Prospects
Management expects that continued capital investment in the upcoming year will enable EFD to sustain its revenue growth above 15%, with additional manufacturing capacity for its current products as well as the ability to develop and produce new products. Volatility in resin prices could impact product selling prices as well as gross profit rates in fiscal 2007. A drop in disaster film sales could negatively impact the segment.

RAVEN 2006 Annual Report

ELECTRONIC SYSTEMS
The Electronic Systems Division (ESD) is a total-solutions provider of electronics manufacturing services, primarily to North American original equipment manufacturers.
Fiscal 2006 versus fiscal 2005
ESD ended fiscal 2006 with sales of $56.2 million, up from fiscal 2005 by $9.2 million, or 19.5%. The fiscal 2006 sales growth was due to increased deliveries to long-term customers on existing contracts. This segment sought to improve gross profit rates by increasing manufacturing efficiencies in fiscal 2006 and successfully attained that goal. Fiscal 2006 operating income of $8.9 million almost doubled that of the prior year, reflecting the increased sales level and better operational execution on current contracts, which contrasts to fiscal 2005’s start-up inefficiencies and customer-driven delays. As a percentage of sales, the gross profit rate climbed to 17.4% as compared to fiscal 2005’s gross profit rate of 11.3%. Fiscal 2006 selling expenses of $885,000 were up 7.5% compared to fiscal 2005.
Fiscal 2005 versus fiscal 2004
Electronic Systems increased sales 6.2%, or $2.7 million over fiscal 2004 to reach $47.0 million. Operating income fell behind fiscal 2004 results, decreasing by $1.3 million. Fiscal 2005 net sales were positively impacted by shipments made to a new customer, although low profit margins due to high start-up costs did not result in a corresponding increase in operating income. Higher personnel costs in fiscal 2005 accounted for selling expenses increasing 6.9% to $823,000. As a percentage of sales, gross profits declined to 11.3% as compared to 14.8% for fiscal 2004, reflecting the segment’s start-up costs related to new contracts.
Prospects
ESD is expected to build on its revenue growth achieved in fiscal 2006 with increases coming from existing accounts and the addition of one or two new customers. Fiscal 2007 sales growth for this segment is targeted to reach the 15-20% range. ESD will continue to strive for operational excellence in all of its manufacturing areas in order to maintain its level of fiscal 2006 profitability; however, a higher percentage of new business is expected to reduce gross profits as a percent of sales.
AEROSTAR
The Aerostar segment manufactures military cargo parachutes, government service uniforms, custom-shaped inflatable products, and high-altitude balloons for government and commercial research.
Fiscal 2006 versus fiscal 2005
Fiscal 2006 net sales dropped to $18.0 million from the fiscal 2005 sales level of $21.7 million, with the majority of the decrease due to lower military parachute shipments. New government contracts for parachute products were not obtained in fiscal 2006 and Aerostar faced lower sales levels and under-utilization of plant capacity. Partially offsetting the decline in parachute sales and lower contract uniform deliveries was an increase in high-altitude research balloon revenue. For the full year, operating income of $2.1 million was $1.5 million behind the prior fiscal year. An increase in high-altitude research balloon profits due to the higher sales level was offset by lower parachute product and uniform contract profits. As a percentage of sales, gross profits decreased from 21.1% for fiscal 2005 to 16.9% for the current fiscal year. Selling expenses of $910,000 were down slightly in fiscal 2006, decreasing $40,000 from the prior year.

RAVEN 2006 Annual Report

Fiscal 2005 versus fiscal 2004
Fiscal 2005 net sales of $21.7 million increased $929,000, or 4.5%, above fiscal 2004 net sales due to sales growth in parachute products, military decoys, and uniforms. Partially offsetting these increases were declines in the segment’s sales of hot-air balloons, commercial inflatable products, and high-altitude research balloons. Fourth-quarter sales of $4.0 million were down 16.0% from the prior year. The lower fourth-quarter sales reflect a reduced shipping schedule for Army cargo parachutes and resulted in a $97,000 fourth-quarter operating loss. Fiscal 2005 operating income was up $517,000, or 16.7%, from fiscal 2004 results due to relatively high profitability realized on the parachute products and military decoys. Gross profit as a percentage of sales increased from 18.1% for fiscal 2004 to 21.1% for fiscal 2005. Selling expenses rose to $950,000 in fiscal 2005, an increase of $117,000, or 14.0%. Most of the selling expense increase was due to an increased emphasis on attaining government contract business.
Prospects
Fiscal 2007 revenue growth will depend on obtaining new government and uniform contracts where Aerostar can leverage its capacity and experience. If a new military parachute order is obtained, Aerostar would not expect any material impact on sales and profits until the second half of fiscal 2007. Aerostar results are expected to be down through the first half of the year.
DIVESTITURES AND OTHER REPOSITIONING ACTIVITIES
Fiscal 2004 divestiture activities included the sale of a sewing plant closed in fiscal 2003. The sale of that plant and its related equipment resulted in cash proceeds of $196,000 and a pretax gain of $182,000. This gain was offset by a $355,000 loss from increased liabilities for environmental and legal issues related to previously sold businesses, as estimated by the company and its advisors. During fiscal 2006, a $79,000 pretax loss was incurred from increased liabilities for these environmental issues.
EXPENSES, INCOME TAXES AND OTHER
Corporate expenses increased 10.5% over fiscal 2005 reaching $7.2 million for fiscal 2006. Higher personnel costs, increased investment in information technologies, and a higher level of corporate giving accounted for the $685,000 fiscal 2006 increase. As a percentage of sales, corporate expenses were 3.5% of net sales for fiscal 2006 as compared to fiscal 2005’s 3.9% of net sales. Fiscal 2005 corporate expenses of $6.5 million increased 13.4% over fiscal 2004. Higher professional service fees and increased personnel costs contributed to the $769,000 increase.
Fiscal 2006 interest expense of $35,000 was even with fiscal 2005 and consisted of interest on short-term borrowings and capital leases. Seasonal short-term borrowings of $4.5 million were required during the first quarter of fiscal 2006, but were repaid by April 30, 2005. No borrowings were made in fiscal 2005. Fiscal 2006 other income of $245,000 increased from $128,000 in fiscal 2005. The main component of other income is interest income, which increased in fiscal 2006 due to higher interest rates received on the company’s cash balances and short-term investments. Fiscal 2006’s effective income tax rate of 35.3% decreased from fiscal 2005’s effective rate of 36.0% and was one percentage point lower than the fiscal 2004 rate of 36.3%, reflecting the impact of the U.S. Federal tax deduction for income attributable to manufacturing activities.

RAVEN 2006 Annual Report

LIQUIDITY AND CAPITAL RESOURCES
The following table summarizes cash provided by (used in) the company’s business activities for the past three fiscal years:

Dollars in thousands	2006	2005	2004

Operating activities	$21,189	$18,871	$19,732
Investing activities	(11,435)	(7,631)	(4,352)
Financing activities	(6,946)	(19,063)	(6,155)

OPERATING ACTIVITIES AND CASH POSITION
The company’s cash flow from operations totaled $59.8 million over the past three years compared to net income of $56.0 million over the same period. Net cash provided by operating activities in fiscal 2006 totaled $21.2 million, a $2.3 million increase as compared to operating cash inflows in fiscal 2005. The cash impact of the company’s strong earnings performance and higher accrued liabilities at fiscal 2006 year-end were tempered by higher accounts receivable and inventory levels and a lower accounts payable balance. Fiscal 2006 net income was $6.4 million higher than fiscal 2005 while accrued operating liability balances increased by $3.0 million. Fiscal 2006’s ending accounts receivable balance was $29.3 million, an operating increase of $3.8 million from fiscal 2005. Accounts receivable balances for the company’s Engineered Films, Flow Controls, and Electronic Systems segments were higher at fiscal 2006 year-end as compared to their fiscal 2005 year-ending balances due to higher sales levels. The fiscal 2006 ending inventory balance of $27.8 million exceeded fiscal 2005 by $4.5 million. In support of higher delivery levels, January 31, 2006 inventory balances in Engineered Films, Electronic Systems, and Flow Controls were up as compared to one year earlier, with Engineered Films accounting for over half of the increase. Fiscal 2005 operating cash flows were $18.9 million as compared to cash flows of $19.7 million for fiscal 2004. Fiscal 2005 net income was $4.1 million higher than fiscal 2004 while accounts payable increased by $6.6 million due to higher inventory levels and to the extension of payment terms on certain vendor invoices.
Cash, cash equivalents and short-term investments totaled $11.4 million at January 31, 2006, an increase of $1.8 million from one year earlier. The higher company earnings helped finance the fiscal 2006 increase in working capital requirements, additional capital expenditures, and the Flow Controls’ Canadian acquisition in February 2005. The company expects that cash and short-term investments, combined with continued positive operating cash flows, will continue to be sufficient to fund day-to-day operations. The company utilized its short-term credit facility to fund the Flow Controls’ Canadian acquisition in February 2005 and to help with short-term seasonal cash needs during the first quarter of fiscal 2006. All of these short-term borrowings were repaid by April 30, 2005.
INVESTING ACTIVITIES
Net cash used in investing activities in fiscal 2006 totaled $11.4 million versus $7.6 million in fiscal 2005. Fiscal 2006 capital expenditures of $10.4 million increased by $2.8 million from fiscal 2005, with $7.4 million being invested in the Engineered Films segment for additional manufacturing capacity and facilities. In February 2005, the company acquired substantially all of the assets of Montgomery Industries, Inc. for $2.7 million in cash. A quarterly payment of six percent of Montgomery product sales was contained in the asset purchase agreement of which $149,000 was paid in fiscal 2006. A $650,000 investment in an unconsolidated real estate affiliate was sold in fiscal 2006, resulting in no material gain or loss on the sale and $1.0 million of short-term investments were liquidated. The company used $7.6 million of cash for investing activities in fiscal 2005 versus $4.4 million one year earlier. Fiscal 2005 investing activities included $7.5 million of capital expenditures, $1.0 million of short-term investment sales, and the $650,000 real estate investment. The company plans to continue its capital investment in additional Engineered Films capacity, with fiscal 2007 capital expenditures expected to reach $13 million for this segment. Total company capital expenditures are planned to be over $17 million in fiscal 2007.

RAVEN 2006 Annual Report

FINANCING ACTIVITIES
Net cash used in financing activities in fiscal 2006 of $6.9 million decreased $12.1 million from the $19.1 million used in fiscal 2005. The decrease in cash used was due primarily to the $11.3 million special dividend paid in fiscal 2005 and lower treasury stock purchases in fiscal 2006 as compared to fiscal 2005. The company’s main financing activities continue to be the payment of dividends and the repurchase of company stock. The company increased its quarterly dividend on a per-share basis for the nineteenth consecutive year. Fiscal 2006 quarterly dividend payments of 7 cents per share increased 27.3%, excluding the special 62 1/2 cent dividend paid in fiscal 2005. Purchases of 67,800 treasury shares were made during fiscal 2006 at an average share price of $24.91. In fiscal 2005, 186,500 treasury shares were purchased at an average price of $18.87, while 288,350 shares were repurchased at an average price of $10.64 during fiscal 2004.
Short-term borrowings on the company’s line of credit facility totaled $4.5 million for fiscal 2006. These borrowings were used for seasonal cash needs and to fund the Montgomery Industries, Inc. acquisition. The borrowings were repaid by April 30, 2005, and there were no borrowings outstanding as of January 31, 2006. The debt of the company consists of a capital lease utilized by the Raven Canada operation and is scheduled to be repaid by fiscal 2008.
Contractual obligations consist of capital leases and non-cancelable operating leases for facilities and equipment, and unconditional purchase obligations primarily for raw materials. Letters of credit have been issued for workers’ compensation insurance obligations that remain from the period of self-insurance (February 1, 2001, and prior). In the event the bank chooses not to renew the company’s line of credit, the letters of credit would cease and alternative methods of support for the insurance obligations would be necessary that would be more expensive and require additional cash outlays. The company believes the chances of such an event are remote. In fiscal 2005, the company entered into an agreement to purchase for $1.8 million a building to be used in the Engineered Films segment. The agreement required an earnest payment of $25,000 at signing with the remainder due upon closing. On February 1, 2006, the company purchased the building for $1.8 million. A summary of the obligations and commitments at January 31, 2006, and for the next five years is shown below.

			FY 2008-	FY 2010-
Dollars in thousands	Total	FY 2007	FY 2009	FY 2011

Contractual Obligations:
Line of credit(a)	$—	$—	$—	$—
Capital leases	16	7	9	—
Operating leases	557	272	279	6
Unconditional purchase obligations(b)	29,293	29,293	—	—
Real estate purchase agreement	1,756	1,756	—	—

	31,622	31,328	288	6
Other Commercial Commitments:
Letters of credit	2,032	2,032	—	—

	$33,654	$33,360	$288	$6

(a)	$8.0 million line bears interest at 7.25% as of January 31, 2006, and expires June 2006. The line of credit is reduced by outstanding letters of credit.

(b)	Unconditional purchase obligations include $5.2 million for Engineered Films capital equipment investments.
CAPITAL REQUIREMENTS
The company maintains an excellent financial condition and capacity for growth. Management continues to look for opportunities to expand its core businesses through acquisitions or internal growth. The company has the capacity to assume additional financing and will do so if the appropriate strategic opportunity presents itself. Capital expenditures for fiscal 2007 are planned to be over $17 million, with $13 million of these expenditures supporting Engineered Films with extrusion equipment and facilities capacity. The company intends to return approximately 30% of its earnings to shareholders in the form of dividends. Stock repurchases are anticipated to continue, although at a somewhat reduced level, as a means to return additional cash to shareholders and increase the leverage of the company’s balance sheet. Cash generated from operations and the availability of cash under existing credit facilities is anticipated to be sufficient to fund these initiatives.

RAVEN 2006 Annual Report

CRITICAL ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS
CRITICAL ACCOUNTING POLICIES
Critical accounting policies for the company are those policies that require the application of judgment when valuing assets and liabilities on the company’s balance sheet. These policies are discussed below because a fluctuation in actual results versus expected results could materially affect the company’s operating results and because the policies require significant judgments and estimates to be made. Accounting related to these policies is initially based on best estimates at the time of original entry in the accounting records. Adjustments are periodically recorded when our actual experience differs from the expected experience underlying the estimates. These adjustments could be material if experience were to change significantly in a short period of time. The company, other than utilizing operating leases, does not enter into off-balance sheet financing or derivatives.
Inventories
The company’s most significant accounting judgment is determining inventory value at the lower of cost or market. The company estimates inventory reserves on a quarterly basis. Typically, when a product reaches the end of its life cycle, inventory value declines slowly or the product has alternative uses. Management uses its manufacturing resources planning data to help determine if inventory is slow-moving or has become obsolete due to an engineering change. The company closely reviews items that have balances in excess of the prior year’s requirements or that have been dropped from production requirements. Despite these reviews, technological or strategic decisions, made by management or the company’s customers, may result in unexpected excess material. In the Electronic Systems Division, the company typically has recourse to customers for obsolete or excess material. When ESD customers authorize inventory purchases, especially of long lead-time items, they are required to take delivery of unused material or compensate the company accordingly. In every operating unit of the company, management must manage obsolete inventory risk. The accounting judgment ultimately made is an evaluation of the success that management will have in controlling inventory risk and mitigating the impact of obsolescence when it does occur.
Warranty
Estimated warranty liability costs are based upon historical warranty costs and average time elapsed between purchases and returns for each business segment. Warranty issues that are unusual in nature are accrued for individually.
Allowance for Doubtful Accounts
Determining the level of the allowance for doubtful accounts requires management’s best estimate of the amount of probable credit losses based on historical write-off experience by segment and an estimate of the collectibility of any known problem accounts. Factors which are considered beyond historical experience include the length of time the receivables are outstanding, the current business climate, and the customer’s current financial condition.
Revenue Recognition
The company recognizes and records revenue when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is determinable, and collectibility is reasonably assured. Revenue is typically recognized at time of shipment because sales terms are FOB shipping point. Estimated returns, allowances or warranty charges are recognized upon shipment of a product. The company sells directly to customers or distributors who incur the expense and commitment for any post-sale obligations beyond stated warranty terms.

RAVEN 2006 Annual Report

Self-insurance Reserves
The company purchases insurance with deductibles for product liability; general insurance, including aviation product liability; and workers’ compensation. Third party insurance is carried for what is believed to be the major portion of potential exposure. The company has established accruals for potential uninsured claims, including estimated costs and legal fees. Management considers these accruals adequate, although a substantial change in the number and/or severity of claims would result in materially different amounts.
Goodwill and Long-lived Asset Impairment
The company periodically assesses goodwill and other long-lived assets for impairment, or more frequently if events or changes in circumstances indicate that an asset might be impaired, using fair value measurement techniques. For goodwill, the company performs impairment reviews annually by reporting units, which are the company’s reportable segments except for Aerostar’s high-altitude research balloon operation, which is evaluated independently from Aerostar’s other operations. Estimates of fair value are primarily determined using discounted cash flows, market comparisons and recent transactions. These valuation methodologies use significant estimates and assumptions, which include projected future cash flows, including timing and the risks inherent in future cash flows, perpetual growth rates and determination of appropriate market comparables.
NEW ACCOUNTING STANDARDS
In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (Revised 2004), Share-Based Payment, or SFAS No. 123(R), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. SFAS No. 123(R) is effective for the company beginning February 1, 2006. The company began expensing stock options in fiscal 2003 utilizing the modified prospective method and does not expect adoption of this revised statement will have a significant effect on consolidated results of operations or financial position. Beginning February 1, 2006, the company will change its cash flow presentation in accordance with SFAS 123(R) which requires the cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows, instead of operating cash flows. The company expects to provide certain disclosures required by SFAS 123(R) but are not required by SFAS 123, beginning in the first quarter of fiscal 2007.

RAVEN 2006 Annual Report

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement is not expected to have an effect on the company’s consolidated results of operations or financial position.
In June 2005, the FASB Emerging Issues Task Force (EITF) reached a final consensus on EITF 05-6, Determining the Amortization Period for Leasehold Improvements. EITF 05-6 addresses the determination of the amortization period for leasehold improvements in operating leases that are either (a) purchased subsequent to the inception of the lease or (b) acquired in a business combination. The provisions of EITF 05-6 are effective for periods beginning after June 30, 2005, and are not expected to have an effect on the company’s consolidated results of operations or financial position.

RAVEN 2006 Annual Report

QUARTERLY INFORMATION (Unaudited)

									Net Income		Common Stock		Cash
Dollars in thousands,	Net	Gross	Operating		Pretax		Net		Per Share (a)(b)		Market Price(b)		Dividends
except per-share data	Sales	Profit	Income		Income		Income		Basic	Diluted	High	Low	Per Share(b)

FISCAL 2006
First Quarter	$50,704	$15,161	$11,136		$11,098		$7,157		$0.40	$0.39	$22.28	$16.54	$0.070
Second Quarter	45,304	10,882	7,299		7,391		4,774		0.26	0.26	27.78	18.68	0.070
Third Quarter	54,135	14,213	10,568		10,635		6,869		0.38	0.37	31.99	21.75	0.070
Fourth Quarter	54,385	12,975	8,281		8,370		5,462		0.30	0.30	33.15	26.75	0.070

Total Year	$204,528	$53,231	$37,284		$37,494		$24,262		$1.34	$1.32	$33.15	$16.54	$0.280

FISCAL 2005
First Quarter	$38,408	$11,678	$8,451		$8,475		$5,415		$0.30	$0.29	$17.17	$13.65	$0.055
Second Quarter	37,077	8,759	5,651		5,677		3,642		0.20	0.20	19.43	13.08	0.680	(c)
Third Quarter	48,597	12,962	8,099	(d)	8,115	(d)	5,194	(d)	0.29	0.28	23.89	17.41	0.055
Fourth Quarter	44,004	9,801	5,661		5,688		3,640		0.20	0.20	26.94	17.05	0.055

Total Year	$168,086	$43,200	$27,862		$27,955		$17,891		$0.99	$0.97	$26.94	$13.08	$0.845

FISCAL 2004
First Quarter	$36,942	$9,437	$6,544		$6,556		$4,183		$0.23	$0.23	$9.50	$7.56	$0.040
Second Quarter	36,110	7,811	4,937		4,976		3,163		0.17	0.17	11.00	7.90	0.040
Third Quarter	36,081	9,219	6,121		6,126		3,902		0.22	0.21	13.73	10.62	0.045
Fourth Quarter	33,594	7,292	4,024		4,058		2,588		0.14	0.14	15.23	11.89	0.045

Total Year	$142,727	$33,759	$21,626		$21,716		$13,836		$0.77	$0.75	$15.23	$7.56	$0.170

(a)	Net income per share is computed discretely by quarter and may not add to the full year.

(b)	All per-share and market price data reflect the October 2004 two-for-one stock split.

(c)	A special dividend of $.625 per share was paid during the second quarter of fiscal 2005.

(d)	Includes a pretax $1.3 million ($845,000 net of tax) writeoff of assets related to the Fluent Systems product line (See Note 5).

RAVEN 2006 Annual Report

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
Management has assessed our internal control over financial reporting in relation to criteria described in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, we concluded that, as of January 31, 2006, our internal control over financial reporting was effective.
Our management’s assessment of the effectiveness of our internal control over financial reporting as of January 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 43 of this Annual Report.

Ronald M. Moquist	Thomas lacarella
President & Chief Executive Officer	Vice President & Chief Financial Officer

March 23, 2006

RAVEN 2006 Annual Report

CONSOLIDATED BALANCE SHEETS

	As of January 31
Dollars in thousands, except per-share data	2006	2005	2004

ASSETS
Current assets
Cash and cash equivalents	$9,409	$6,619	$14,442
Short-term investments	2,000	3,000	4,000
Accounts receivable, net	29,290	25,370	18,454
Inventories, net	27,819	23,315	16,763
Deferred income taxes	1,746	1,465	1,313
Prepaid expenses and other current assets	1,081	1,823	738

Total current assets	71,345	61,592	55,710

Property, plant and equipment, net	25,602	19,964	15,950
Goodwill	6,401	5,933	6,776
Other assets, net	2,809	1,020	1,072

Total assets	$106,157	$88,509	$79,508

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	$7	$57	$72
Accounts payable	8,179	10,322	3,666
Accrued liabilities	11,147	9,716	7,784
Customer advances	717	855	373

Total current liabilities	20,050	20,950	11,895

Long-term debt, less current portion	9	—	57
Other liabilities, primarily compensation and benefits	1,709	1,477	1,085

Commitments and contingencies

Shareholders’ equity	84,389	66,082	66,471
Common shares, par value $1.00 per share
Authorized — 100,000,000
Outstanding — 2006: 18,072,369; 2005: 17,999,468 2004: 18,041,088 (9,020,544 pre-split)

Total liabilities and shareholders’ equity	$106,157	$88,509	$79,508

The accompanying notes are an integral part of the consolidated financial statements.

RAVEN 2006 Annual Report

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended January 31
Dollars in thousands, except per-share data	2006	2005	2004

Net sales	$204,528	$168,086	$142,727
Cost of goods sold	151,297	124,886	108,968

Gross profit	53,231	43,200	33,759

Selling, general and administrative expenses	15,868	14,056	11,960
Loss on disposition of businesses and assets, net	79	1,282	173

Operating income	37,284	27,862	21,626

Interest expense	35	35	70
Other income, net	(245)	(128)	(160)

Income before income taxes	37,494	27,955	21,716

Income taxes	13,232	10,064	7,880

Net income	$24,262	$17,891	$13,836

Net income per common share
— basic	$1.34	$0.99	$0.77

— diluted	$1.32	$0.97	$0.75

The accompanying notes are an integral part of the consolidated financial statements.

RAVEN 2006 Annual Report

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

						Accumulated
	$1 Par					Other
	Common	Paid-in	Treasury stock		Retained	Comprehensive
Dollars in thousands, except per-share data	Stock	Capital	Shares	Cost	Earnings	Income	Total

Balance January 31, 2003	$15,856	$340	(6,789,268)	$(35,113)	$77,153	$—	$58,236

Net income	—	—	—	—	13,836	—	13,836
Cash dividends ($.170 per share)(a)	—	—	—	—	(3,075)	—	(3,075)
Purchase of stock	—	—	(144,175)	(3,068)	—	—	(3,068)
Purchase and retirement of stock	(39)	(804)	—	—	—	—	(843)
Employees’ stock options exercised	137	435	—	—	—	—	572
Stock compensation expense	—	282	—	—	—	—	282
Tax benefit from exercise of stock options	—	531	—	—	—	—	531

Balance January 31, 2004	15,954	784	(6,933,443)	(38,181)	87,914	—	66,471

Net income	—	—	—	—	17,891	—	17,891
Cash dividends ($.220 per share)	—	—	—	—	(3,971)	—	(3,971)
Cash dividend — Special ($.625 per share)	—	—	—	—	(11,327)	—	(11,327)
Two-for-one stock split	15,954	(411)	(6,933,443)	—	(15,543)	—	—
Purchase of stock	—	—	(186,500)	(3,519)	—	—	(3,519)
Purchase and retirement of stock	(40)	(646)	—	—	—	—	(686)
Employees’ stock options exercised	185	327	—	—	—	—	512
Stock compensation expense	—	309	—	—	—	—	309
Tax benefit from exercise of stock options	—	402	—	—	—	—	402

Balance January 31, 2005	32,053	765	(14,053,386)	(41,700)	74,964	—	66,082

Net income	—	—	—	—	24,262	—	24,262
Change in cumulative foreign currency translation adjustment	—	—	—	—	—	13	13
Cash dividends ($.280 per share)	—	—	—	—	(5,056)	—	(5,056)
Purchase of stock	—	—	(67,800)	(1,689)	—	—	(1,689)
Purchase and retirement of stock	(27)	(689)	—	—	—	—	(716)
Employees’ stock options exercised	168	410	—	—	—	—	578
Stock compensation expense	—	485	—	—	—	—	485
Tax benefit from exercise of stock options	—	430	—	—	—	—	430

Balance January 31, 2006	$32,194	$1,401	(14,121,186)	$(43,389)	$94,170	$13	$84,389

(a)	Reflects the October 2004 two-for-one stock split.
The accompanying notes are an integral part of the consolidated financial statements.

RAVEN 2006 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended January 31
Dollars in thousands	2006	2005	2004

Cash flows from operating activities
Net income	$24,262	$17,891	$13,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,684	3,410	3,674
Amortization of intangible assets	467	431	471
Provision for losses on accounts receivable, net of recoveries	78	34	67
Loss on disposition of businesses and assets	79	1,282	173
Deferred income taxes	(809)	(31)	254
Stock compensation expense	485	309	282
Change in operating assets and liabilities, net of effects from acquisition and disposition of businesses and assets	(8,086)	(4,669)	850
Other operating activities, net	29	214	125

Net cash provided by operating activities	21,189	18,871	19,732

Cash flows from investing activities
Capital expenditures	(10,358)	(7,541)	(3,330)
Purchase of short-term investments	(4,500)	(3,000)	(4,000)
Sale of short-term investments	5,500	4,000	4,000
Acquisition of businesses	(2,828)	(414)	(1,038)
Sales of businesses and assets, net of cash sold	—	—	257
Sale of (investment in) unconsolidated affiliate	650	(650)	—
Other investing activities, net	101	(26)	(241)

Net cash used in investing activities	(11,435)	(7,631)	(4,352)

Cash flows from financing activities
Proceeds from borrowing under line of credit	4,500	—	—
Repayment on borrowing under line of credit	(4,500)	—	—
Long-term debt principal payments	(63)	(72)	(141)
Dividends paid	(5,056)	(15,298)	(3,075)
Purchase of treasury stock	(1,689)	(3,519)	(3,068)
Other financing activities, net	(138)	(174)	129

Net cash used in financing activities	(6,946)	(19,063)	(6,155)

Effect of exchange rate changes on cash	(18)	—	—

Net increase (decrease) in cash and cash equivalents	2,790	(7,823)	9,225
Cash and cash equivalents at beginning of year	6,619	14,442	5,217

Cash and cash equivalents at end of year	$9,409	$6,619	$14,442

The accompanying notes are an integral part of the consolidated financial statements.

RAVEN 2006 Annual Report

NOTES TO FINANCIAL STATEMENTS
Note 1. Summary of Significant Accounting Policies
BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Raven Industries, Inc. and its wholly owned subsidiaries (the “company”). The company is an industrial manufacturer providing a variety of products to customers within the industrial, agricultural, construction and military/aerospace markets, primarily in North America. The company operates three divisions (Flow Controls, Engineered Films and Electronic Systems) in addition to two wholly owned subsidiaries, Aerostar International, Inc. (Aerostar) and Raven Industries Canada, Inc. (Raven Canada). All significant intercompany balances and transactions have been eliminated in consolidation. The company sold its 50% ownership in Zip City Partners, LLC in fiscal 2006. The equity method was used to account for this investment.
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
FOREIGN CURRENCY
The Canadian dollar is considered the functional currency of the Canadian operations. The balance sheet of the Canadian subsidiary is translated into U.S. dollars at period-end exchange rates, while the statement of income is translated at average rates. Adjustments resulting from financial statement translations are included as cumulative translation adjustments in accumulated other comprehensive income (loss) within shareholders’ equity. Foreign currency transaction gains or losses are recognized in the period incurred and are included in other income (expense) in the Consolidated Statements of Income.
CASH AND CASH EQUIVALENTS
The company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalent balances are principally concentrated in checking and savings accounts with Wells Fargo Bank.
SHORT-TERM INVESTMENTS
The investments consist of certificates of deposit with varying maturities, all less than 12 months from the balance sheet date. Rates on the deposits at January 31, 2006, are 4.10%.
ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the company’s best estimate of the amount of probable credit losses based on historical write-off experience by segment and an estimate of the collectibility of any known problem accounts.
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
INTANGIBLE ASSETS
Intangible assets, primarily comprised of technologies acquired through acquisition, are recorded at cost and are presented net of accumulated amortization. Amortization is computed on a straight-line basis over estimated useful lives ranging from 3 to 20 years. The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in each reporting period.
GOODWILL
The company recognizes the excess cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed, as goodwill. Goodwill is tested for impairment on an annual basis during the fourth quarter, and between annual tests whenever there is an impairment indicated. Fair values are estimated based on future cash flows and are compared with the corresponding carrying value of the related asset.

RAVEN 2006 Annual Report

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
WARRANTIES
Accruals necessary for product warranties are estimated based upon historical warranty costs and average time elapsed between purchases and returns for each division. Additional accruals are made for any significant, discrete warranty issues.
RESEARCH AND DEVELOPMENT
Research and development expenditures of $2.5 million in fiscal 2006, $2.0 million in fiscal 2005, and $1.7 million in fiscal 2004 were charged to cost of goods sold in the year incurred. Expenditures are principally composed of labor and material costs.
STOCK-BASED COMPENSATION
The company records compensation expense related to its stock-based compensation plan using the fair value method permitted by SFAS No. 123, Accounting for Stock-Based Compensation under the modified prospective method outlined by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure.
INCOME TAXES
Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities and reserves. Judgmental reserves are maintained for income tax audits and other tax issues. Deferred income taxes reflect temporary differences between assets and liabilities reported on the company’s balance sheet and their tax bases. These differences are measured using enacted tax laws and statutory tax rates applicable to the periods when the temporary differences will impact taxable income. Deferred tax assets are reduced by a valuation allowance to reflect realizable value, when necessary. Under the guidance in FASB Staff Position No. FSP 109-1, Application of FASB Statement No. 109, “Accounting for Income Taxes,” to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, the deduction is treated as a “special deduction.” As such, the special deduction has no effect on deferred tax assets and liabilities. Rather, the impact of this deduction is reported in the period in which the deduction is claimed on the company’s tax return.
STOCK SPLITS
The company completed a two-for-one stock split effected in the form of a 100% stock dividend on October 15, 2004. All share and per-share information reflects the effect of this stock split.

RAVEN 2006 Annual Report

NOTES TO FINANCIAL STATEMENTS (continued)
NEW ACCOUNTING STANDARDS
In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (Revised 2004), Share-Based Payment, or SFAS No. 123(R), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. SFAS No. 123(R) is effective for the company beginning February 1, 2006. The company began expensing stock options in fiscal 2003 utilizing the modified prospective method and does not expect adoption of this revised statement will have a significant effect on consolidated results of operations or financial position. Beginning February 1, 2006, the company will change its cash flow presentation in accordance with SFAS 123(R) which requires the cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows, instead of operating cash flows. The company expects to provide certain disclosures required by SFAS 123(R) but are not required by SFAS 123, beginning in the first quarter of fiscal 2007.
In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement is not expected to have an effect on the company’s consolidated results of operations or financial position.
In June 2005, the FASB Emerging Issues Task Force (EITF) reached a final consensus on EITF 05-6, Determining the Amortization Period for Leasehold Improvements. EITF 05-6 addresses the determination of the amortization period for leasehold improvements in operating leases that are either (a) purchased subsequent to the inception of the lease or (b) acquired in a business combination. The provisions of EITF 05-6 are effective for periods beginning after June 30, 2005, and are not expected to have an effect on the company’s consolidated results of operations or financial position.
Note 2. Selected Balance Sheet Information
Following are the components of selected balance sheet items:

	As of January 31
Dollars in thousands	2006	2005	2004

Accounts receivable, net:
Trade accounts	$29,547	$25,635	$18,719
Allowance for doubtful accounts	(257)	(265)	(265)

	$29,290	$25,370	$18,454

Inventories, net:
Finished goods	$3,504	$3,538	$2,500
In process	3,652	2,820	2,120
Materials	20,663	16,957	12,143

	$27,819	$23,315	$16,763

Property, plant and equipment, net:
Land	$1,084	$1,084	$1,110
Building and improvements	16,662	15,184	13,049
Machinery and equipment	43,256	36,486	32,479
Accumulated depreciation	(35,400)	(32,790)	(30,688)

	$25,602	$19,964	$15,950

Other assets, net:
Amortizable assets:
Purchased technology	$3,380	$1,080	$1,250
Other intangibles	1,265	946	1,136
Accumulated amortization	(2,300)	(1,831)	(1,494)

	2,345	195	892
Investment in unconsolidated affiliate	—	650	—
Deferred income taxes	318	—	—
Other, net	146	175	180

	$2,809	$1,020	$1,072

Accrued liabilities:
Salaries and benefits	$2,167	$1,992	$1,875
Vacation	2,119	1,852	1,638
401(k) contributions	1,049	980	906
Insurance obligations	1,632	1,541	524
Income taxes	808	567	267
Profit sharing	1,168	900	544
Warranty	569	452	263
Other	1,635	1,432	1,767

	$11,147	$9,716	$7,784

RAVEN 2006 Annual Report

Note 3. Supplemental Cash Flow Information

	For the years ended January 31
Dollars in thousands	2006	2005	2004

Changes in operating assets and liabilities, net of effects from the acquisition and sale of businesses:
Accounts receivable	$(3,821)	$(6,950)	$(2,072)
Inventories	(4,356)	(6,704)	4,603
Prepaid expenses and other assets	(103)	150	(16)
Accounts payable	(2,688)	6,576	(1,625)
Accrued and other liabilities	3,021	1,777	187
Customer advances	(139)	482	(227)

	$(8,086)	$(4,669)	$850

Cash paid during the year for:
Interest	$35	$77	$50
Income taxes	$12,806	$9,596	$7,014
Note 4. Montgomery Industries Acquisition
On February 17, 2005, the company acquired substantially all of the assets of Montgomery Industries, Inc., a privately held Canadian corporation, for $2.7 million in cash plus the assumption of certain liabilities and a quarterly payment of six percent on future sales of Montgomery products up to a maximum payment of $1.825 million. Montgomery has developed and sold an automatic boom height control system under the name “Autoboom™” for agricultural sprayers designed to successfully maintain optimum boom height in uneven terrain without compromising the speed with which the sprayer can be operated. Of the purchase price, $289,000 was allocated to current assets, $82,000 was allocated to property, plant and equipment, $2.560 million was allocated to amortizable intangible assets (to be amortized over approximately seven years), $539,000 to current liabilities assumed and $285,000 to goodwill, which is deductible for tax purposes.
For the year ended January 31, 2006, the earn-out on the sales of Montgomery products was $183,000, which was recorded as an increase in goodwill.
The operation is a component of the Flow Controls segment. The results of operations for the acquired business have been included in the consolidated financial statements since the date of acquisition. Pro forma earnings are not presented due to the immateriality of the effect of the acquisition to the company’s consolidated operations.
Note 5. Fluent Systems
On December 19, 2003, the company acquired substantially all of the assets of Fluent Systems, LLC for $1.0 million in cash and a payment deferred until December 2004, which was valued at $60,000. This start-up company had developed a wireless liquid level monitoring system used with anhydrous ammonia tanks. Of the purchase price, $79,000 was assigned to equipment, $195,000 was assigned to intangible assets, $19,000 to current liabilities assumed and $848,000 to goodwill, which was fully deductible for tax purposes. The operation was assigned to the Flow Controls segment. Pro forma earnings are not presented due to the immateriality of the effect of the acquisition to the company’s consolidated operations.
The results of operations were included in the consolidated financial statements from the date of acquisition. In the third quarter of fiscal 2005, Flow Controls decided to abandon the Fluent Systems product line resulting in a $1.3 million pretax writeoff of inventory, equipment, intangible assets and goodwill.
Note 6. Divestitures and Other Repositioning Activities
A $79,000 pretax loss was incurred during fiscal 2006 from increased liabilities for environmental issues related to the company’s fiscal 2000 sale of its Glasstite subsidiary. Fiscal 2004 divestiture activities were limited to the sale by the company’s Aerostar subsidiary of a sewing plant closed in fiscal 2003. The sale of that plant and its related equipment resulted in cash proceeds of $196,000 and a pretax gain of $182,000. This gain was offset by a $355,000 loss from increased estimated liabilities for environmental and legal issues related to previously sold operations. At January 31, 2006, the company had an undiscounted accrual remaining of $151,000 for environmental monitoring and clean-up costs of sold operations.
Note 7. Goodwill and Other Intangibles
Goodwill
The changes in the carrying amount of goodwill by reporting segment are shown below:

	Flow	Engineered	Electronic
Dollars in thousands	Controls	Films	Systems	Aerostar	Total

Balance at January 31, 2003	$4,940	$96	$433	$464	$5,933
Goodwill acquired during year	843	—	—	—	843

Balance at January 31, 2004	5,783	96	433	464	6,776
Adjustment	5	—	—	—	5
Writeoff of Fluent Systems	(848)	—	—	—	(848)

Balance at January 31, 2005	4,940	96	433	464	5,933
Goodwill acquired during year	285	—	—	—	285
Acquisition earn-outs	183	—	—	—	183

Balance at January 31, 2006	$5,408	$96	$433	$464	$6,401

Intangible Assets
Estimated future amortization expense based on the current carrying value of amortizable intangible assets for fiscal periods 2007 through 2011 is $433,000, $377,000, $366,000, $365,000 and $351,000, respectively.

RAVEN 2006 Annual Report

NOTES TO FINANCIAL STATEMENTS (continued)
Note 8. Employee Retirement Benefits
The company has a 401(k) plan covering substantially all employees and contributed 3% of qualified payroll. The company’s contribution expense was $892,000, $836,000 and $817,000 for fiscal 2006, 2005 and 2004, respectively.
In addition, the company provides postretirement medical and other benefits to senior executive officers and senior managers. The company accounts for these benefits in accordance with SFAS No. 106, Accounting for Postretirement Benefits Other Than Pensions. There are no assets held for the plans and any obligations are covered through the company’s operating cash and investments. The accumulated benefit obligation for these benefits is shown below:

	For the years ended January 31
Dollars in thousands	2006	2005	2004

Benefit obligation at beginning of year	$2,722	$2,607	$2,235
Service cost	80	58	36
Interest cost	259	186	162
Actuarial loss	2,014	27	380
Retiree benefits paid	(147)	(156)	(206)

Benefit obligation at end of year	4,928	2,722	2,607
Less: unrecognized actuarial losses	(3,045)	(1,275)	(1,395)

Ending liability balance	$1,883	$1,447	$1,212

The liability and expense reflected in the balance sheet and income statement are as follows:

	For the years ended January 31
Dollars in thousands	2006	2005	2004

Beginning liability balance	$1,447	$1,212	$1,102
Employer expense	583	391	316
Retiree benefits paid	(147)	(156)	(206)

Ending liability balance	1,883	1,447	1,212
Current portion	(174)	(180)	(200)

Long-term portion	$1,709	$1,267	$1,012

Assumptions used:
Discount rate	5.75%	7.00%	7.00%
Wage inflation rate	4.00%	4.00%	4.00%
The discount rate is based on matching rates of return on high-quality fixed-income investments with the timing and amount of expected benefit payments. No material fluctuations in retiree benefit payments are expected in future years.
The assumed health care cost trend rate for fiscal 2006 was 9.39% as compared to 7.00% assumed for fiscal 2005 and 2004. The impact of a one-percentage-point change in assumed health care rates would not be significant to the company’s income statement or balance sheet. The rate to which the fiscal 2006 health care cost trend rate is assumed to decline to is 4.25%, which is the ultimate trend rate. The fiscal year that the rate reaches the ultimate trend rate is expected to be fiscal 2026.
Note 9. Warranties
Changes in the warranty accrual were as follows:

	As of January 31
Dollars in thousands	2006	2005	2004

Beginning balance	$452	$263	$156
Accrual for warranties	958	932	863
Settlements made (in cash or in kind)	(841)	(743)	(756)

Ending balance	$569	$452	$263

Note 10. Income Taxes
The reconciliation of income tax computed at the federal statutory rate to the company’s effective income tax rate is as follows:

	For the years ended January 31
	2006	2005	2004

Tax at U.S. federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of U.S. federal benefit	1.1	0.9	0.9
Tax deduction on qualified production activities	(1.0)	—	—
Other, net	0.2	0.1	0.4

	35.3%	36.0%	36.3%

Significant components of the company’s income tax provision are as follows:

	For the years ended January 31
Dollars in thousands	2006	2005	2004

Income taxes:
Currently payable	$14,041	$10,095	$7,626
Deferred	(809)	(31)	254

	$13,232	$10,064	$7,880

Significant components of the company’s deferred tax assets and liabilities are as follows:

	As of January 31
Dollars in thousands	2006	2005	2004

Current deferred tax assets:
Accounts receivable	$88	$93	$93
Inventories	220	237	182
Accrued vacation	680	591	532
Insurance obligations	282	161	183
Other accrued liabilities	476	383	323

	1,746	1,465	1,313

Non-current deferred tax assets (liabilities):
Accrued compensation and benefits	598	443	354
Depreciation and amortization	(439)	(771)	(502)
Other	159	118	75

	318	(210)	(73)

Net deferred tax asset	$2,064	$1,255	$1,240

Pre-tax book income for the U.S. companies was $37,380,000 and $114,000 for the Canadian subsidiary. As of January 31, 2006, undistributed earnings of the Canadian subsidiary were considered to have been reinvested indefinitely and, accordingly, the company has not provided United States income taxes on such earnings.

RAVEN 2006 Annual Report

Note 11. Financing Arrangements
The company has an uncollateralized credit agreement providing a line of credit of $8.0 million with a maturity date of June 1, 2006 bearing interest at 0.25% under the prime rate. Letters of credit totaling $2.0 million have been issued under the line, primarily to support self-insured workers’ compensation bonding requirements. No borrowings were outstanding as of January 31, 2006, 2005 or 2004, and $6.0 million was available at January 31, 2006. The credit agreement contains certain restrictive covenants that, among other things, require maintenance of certain levels of net worth and working capital. Borrowings on the credit line bore interest as of January 31, 2006, 2005 and 2004 at 7.25%, 5.25% and 4.00%, respectively. The weighted-average interest rate for borrowing under the short-term credit line in fiscal 2006 was 5.63%. There were no borrowings under the credit line in fiscal years 2005 or 2004. The debt of the company consists of a capital lease utilized by the Raven Canada operation and is scheduled to be repaid by fiscal 2008.
Wells Fargo Bank, N.A. provides the company’s line of credit and holds the company’s cash and cash equivalents. One member of the company’s board of directors is also on the board of directors of Wells Fargo & Co., the parent company of Wells Fargo Bank, N.A.
The company leases certain vehicles, equipment and facilities under operating leases. Total rent and lease expense was $381,000, $305,000, and $355,000 in fiscal 2006, 2005 and 2004, respectively. Future minimum lease payments under non-cancelable operating leases for fiscal periods 2007 to 2010 are $272,000, $228,000, $51,000, and $6,000 with all leases scheduled to expire by fiscal 2010.
Note 12. Stock Options
Senior officers and key employees of the company have been granted options to purchase stock under the company’s 2000 Stock Option and Compensation Plan (“Plan”). The Plan, administered by the board of directors, allows for either incentive or non-qualified options with terms not to exceed ten years. There are 580,500 shares of the company’s common stock reserved for future option grants under the plan at January 31, 2006. Options are granted with exercise prices not less than market value at the date of grant. These stock options vest over a four-year period and expire after five years.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions by grant year.

	For the years ended January 31
	2006	2005	2004

Risk-free interest rate	4.36%	3.51%	3.02%
Expected dividend yield	0.90%	1.07%	1.33%
Expected volatility factor	39.25%	34.92%	35.89%
Expected option term (in years)	4.25	4.50	4.50

Weighted average grant date fair value	$10.90	$5.91	$4.11
Stock compensation expense	$485,000	$309,000	$282,000
Information regarding option activity is as follows:

	For the years ended January 31
	2006		2005		2004
		weighted		weighted		weighted
		average		average		average
		exercise		exercise		exercise
	options	price	options	price	options	price

Outstanding at beginning of year	612,176	$9.02	723,676	$5.89	872,112	$3.72
Granted	76,500	31.05	86,600	22.00	129,000	13.50
Exercised	(167,962)	3.44	(184,600)	2.77	(274,436)	2.61
Forfeited	(1,300)	17.93	(13,500)	9.79	(3,000)	2.65

Outstanding at end of year	519,414	$14.05	612,176	$9.02	723,676	$5.89

Options exercisable at end of year	282,383	$8.66	323,076	$5.27	326,608	$3.57
The following table contains information about stock options outstanding at January 31, 2006:

	Remaining
Exercise	Contractual	Number	Number
Price	Life (Years)	Outstanding	Exercisable

$ 4.38	0.75	91,489	91,489
7.00	1.75	146,075	109,556
13.50	2.75	120,000	60,000
22.00	3.75	85,350	21,338
31.05	4.75	76,500	—

		519,414	282,383

RAVEN 2006 Annual report

NOTES TO FINANCIAL STATEMENTS (continued)
Note 13. Net Income Per Share
Basic net income per share is computed by dividing net income by the weighted-average common shares outstanding. Common shares outstanding represent common shares issued less shares purchased and held in treasury. Share and per-share data in the net income per share computation have been restated to reflect the October 15, 2004, two-for-one stock split. Diluted net income per share is computed by dividing net income by the weighted-average common and common-equivalent shares outstanding, which includes the shares issuable upon exercise of employee stock options, net of shares assumed purchased with the option proceeds. Certain outstanding options were excluded from the diluted net income per-share calculations because their exercise prices were greater than the average market price of the company’s common stock during those periods. For fiscal 2006, 2005 and 2004, 19,125, 21,650, and 32,250 options, respectively, were excluded from the diluted net income per-share calculation. Details of the computation are presented below.

	For the years ended January 31
Dollars in thousands, except per-share amounts	2006	2005	2004

Net income	$24,262	$17,891	$13,836

Weighted-average common shares outstanding	18,055,439	18,066,223	18,081,712
Dilutive impact of stock options	259,104	344,104	407,868

Weighted-average common and common-equivalent shares outstanding	18,314,543	18,410,327	18,489,580

Net income per common share:
— basic	$1.34	$0.99	$0.77

— diluted	$1.32	$0.97	$0.75

Note 14. Comprehensive Income
Pursuant to the provisions of SFAS No. 130, Reporting Comprehensive Income, comprehensive income includes all changes to shareholders’ equity during a period, except those resulting from investment by and distributions to shareholders. Components of comprehensive income for the company include net income and changes in foreign currency translation adjustments. Total comprehensive income was as follows:

	As of January 31
Dollars in thousands	2006	2005	2004

Net Income	$24,262	$17,891	$13,836
Foreign currency translation adjustments	13	—	—

Total comprehensive income	$24,275	$17,891	$13,836

Note 15. Business Segments and Major Customer Information
The company’s reportable segments are defined by their common technologies, production processes and inventories. These segments reflect the organization of the company into the three Raven divisions, each with a Divisional Vice President, and its Aerostar subsidiary. Raven Canada is consolidated with the Flow Controls Division.
The company measures the performance of its segments based on their operating income exclusive of administrative and general expenses. The accounting policies of the operating segments are the same as those described in Note 1, Summary of Significant Accounting Policies. Other income, interest expense and income taxes are not allocated to individual operating segments, and assets not identifiable to an individual segment are included as corporate assets. Segment information is reported consistent with the company’s management reporting structure as required by SFAS No. 131 Disclosures about Segments of an Enterprise and Related Information.
No customer accounted for more than 10% of the company’s consolidated sales or accounts receivable in fiscal 2006, 2005 or 2004.
The company had sales of $16.8 million for the year ended January 31, 2006, to countries outside the United States, primarily to Canada. These sales were included in the Flow Controls, Engineered Films, Electronic Systems and Aerostar segments and totaled $6.7 million, $1.3 million, $8.0 million and $779,000, respectively.
Market and segment information for 2006, 2005 and 2004 is presented on pages 1 and 18 of this annual report.
Note 16. Subsequent Event
In fiscal 2005, the company entered into an agreement to purchase for $1.8 million a building to be used in the Engineered Films segment. The agreement required an earnest payment of $25,000 at signing with the remainder due upon closing. On February 1, 2006, the company purchased the building for $1.8 million.
Note 17. Quarterly Information (Unaudited)
The company’s quarterly information is presented on page 30.

RAVEN 2006 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Raven Industries, Inc:
We have completed integrated audits of Raven Industries, Inc.’s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of January 31, 2006, and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders’ equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Raven Industries, Inc. and its subsidiaries at January 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control over Financial Reporting appearing on page 31 of the 2006 Annual Report to Shareholders, that the Company maintained effective internal control over financial reporting as of January 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
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

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
March 23, 2006

RAVEN 2006 Annual Report

INVESTOR INFORMATION
Independent Registered Public
Accounting Firm
PricewaterhouseCoopers LLP
Minneapolis, MN
Stock Transfer Agent & Registrar
Wells Fargo Bank, N.A.
161 N. Concord Exchange
P.O. Box 64854
South St. Paul, MN 55164-0854
Phone: 1-800-468-9716
Form 10-K
Upon written request, Raven Industries, Inc.’s Form 10-K for the fiscal year ended January 31, 2006, which has been filed with the Securities and Exchange Commission, is available free of charge.
Direct inquires to:
Raven Industries, Inc.
Attention: Investor Relations
P.O. Box 5107
Sioux Falls, SD 57117-5107
Phone: 605-336-2750
Raven Website
www.ravenind.com
Stock Quotations
Listed on the Nasdaq Stock Market — RAVN
Annual Meeting
May 23, 2006, 9:00 a.m.
Ramkota Hotel and Conference Center
3200 W. Maple Avenue
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
3672, 3081, 3829
Design: Creative Design Board, Chicago, IL
Page 9, Photo credit: BMW Environmental Lining Systems
Page 13 (large photo): Photographer, Larry Wagner

FORWARD-LOOKING STATEMENTS
Certain statements contained in this report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the expectations, beliefs, intentions or strategies regarding the future. Without limiting the foregoing, the words “anticipates,” “believes,” “expects,” “intends,” “may,” “plans” and similar expressions are intended to identify forward-looking statements. The Company intends that all forward-looking statements be subject to the safe harbor provisions of the Private Securities Litigation Reform Act. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, there is no assurance that such assumptions are correct or that these expectations will be achieved. Such assumptions involve important risks and uncertainties that could significantly affect results in the future. These risks and uncertainties include, but are not limited to, those relating to weather conditions, which could affect certain of the Company’s primary markets, such as agriculture and construction, or changes in competition, raw material availability, technology or relationships with the Company’s largest customers, any of which could adversely impact any of the Company’s product lines, as well as other risks described in the Company’s 10-K under Item 1A. The foregoing list is not exhaustive and the company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements.