Form 10-K, Exhibit 13
period 2008-01-31
RAVEN INDUSTRIES INC
filed 2008-03-31
CIK 82166

ELEVEN-YEAR FINANCIAL SUMMARY

	For the years ended January 31
Dollars in thousands except per-share data	2008	2007	2006

OPERATIONS FOR THE YEAR
Net sales
Ongoing operations	$233,957	$217,529	$204,528
Sold businesses(a)	—	—	—
Total	233,957	217,529	204,528
Gross profit	59,148	54,882	53,231
Operating income
Ongoing operations	41,145	38,302	37,284
Sold businesses(a)	—	—	—
Total	41,145	38,302	37,284
Income before income taxes	42,224	38,835	37,494
Net income	$27,802	$25,441	$24,262
Net income as % of sales	11.9%	11.7%	11.9%
Net income as % of beginning equity	28.3%	30.1%	36.7%
Cash dividends	$7,966	$6,507	$5,056
FINANCIAL POSITION
Current assets	$100,869	$73,219	$71,345
Current liabilities	22,108	16,464	20,050
Working capital	$78,761	$56,755	$51,295
Current ratio	4.56	4.45	3.56
Property, plant and equipment	$35,743	$36,264	$25,602
Total assets	147,861	119,764	106,157
Long-term debt, less current portion	—	—	9
Shareholders’ equity	$118,275	$98,268	$84,389
Long-term debt / total capitalization	0.0%	0.0%	0.0%
Inventory turnover (CGS / year-end inventory)	4.8	5.8	5.4
CASH FLOWS PROVIDED BY (USED IN)
Operating activities	$27,151	$26,313	$21,189
Investing activities	(4,433)	(18,664)	(11,435)
Financing activities	(8,270)	(10,277)	(6,946)
Increase (decrease) in cash and cash equivalents	14,489	(2,626)	2,790
COMMON STOCK DATA
Net income per share — basic	$1.54	$1.41	$1.34
Net income per share — diluted	1.53	1.39	1.32
Cash dividends per share	0.44	0.36	0.28
Book value per share	6.52	5.45	4.67
Stock price range during year
High	$45.85	$42.70	$33.15
Low	26.20	25.46	16.54
Close	$30.02	$28.43	$31.60
Shares and stock units outstanding, year end (in thousands)	18,130	18,044	18,072
Number of shareholders, year end	8,700	8,992	9,263
OTHER DATA
Price / earnings ratio	19.6	20.5	23.9
Average number of employees	930	884	845
Sales per employee	$252	$246	$242
Backlog	$66,628	$44,237	$43,619

All per-share, shares outstanding and market price data reflect the October 2004 two-for-one stock split, the January 2003 two-for-one stock split and the July 2001 three-for-two stock split. All other figures are as reported.

Price / earnings ratio is determined as closing stock price divided by net income per share — diluted.

Book value per share is computed by dividing total shareholders’ equity by the number of common shares and stock units outstanding.

(a)	In fiscal 2003, 2001, and 2000, the company sold its Beta Raven Industrial Controls, Plastic Tank, and Glasstite businesses, respectively.
16      2008 ANNUAL REPORT

2005	2004	2003	2002	2001		2000	1999	1998

$168,086	$142,727	$119,589	$112,018	$113,360		$107,862	$108,408	$104,489
—	—	1,314	6,497	19,498		42,523	46,798	47,679
168,086	142,727	120,903	118,515	132,858		150,385	155,206	152,168
43,200	33,759	27,515	23,851	21,123		24,217	24,441	24,929

27,862	21,981	16,861	13,788	7,417	(c)	7,971	8,220	9,555
—	(355)	204	(613)	3,331	(d)	2,606 (e)	1,453	1,007
27,862	21,626	17,065	13,175	10,748		10,577	9,673	10,562
27,955	21,716	17,254	13,565	10,924		10,503	9,649	12,540 (f)
$ 17,891	$13,836	$11,185	$8,847	$6,411	(c)(d)	$6,762 (e)	$6,182	$8,062
10.6%	9.7%	9.3%	7.5%	4.8%		4.5%	4.0%	5.3%
26.9%	23.8%	21.5%	18.4%	11.8%		10.9%	10.0%	14.2%
$ 15,298(b)	$3,075	$2,563	$2,371	$2,399		$2,895	$2,944	$2,709

$ 61,592	$55,710	$49,351	$45,308	$51,817		$55,371	$60,279	$57,285
20,950	11,895	13,167	13,810	13,935		14,702	15,128	17,816
$ 40,642	$43,815	$36,184	$31,498	$37,882		$40,669	$45,151	$39,469
2.94	4.68	3.75	3.28	3.72		3.77	3.98	3.22
$ 19,964	$15,950	$16,455	$14,059	$11,647		$15,068	$19,563	$19,817
88,509	79,508	72,816	67,836	65,656		74,047	83,657	82,066
—	57	151	280	2,013		3,024	4,572	1,128
$ 66,082	$66,471	$58,236	$52,032	$47,989		$54,519	$62,293	$61,563
0.0%	0.1%	0.3%	0.5%	4.0%		5.3%	6.8%	1.8%
5.4	6.5	4.4	5.0	5.9		5.2	4.9	4.8

$ 18,871	$19,732	$12,735	$18,496	$9,441		$10,375	$8,326	$9,274
(7,631)	(4,352)	(9,166)	(13,152)	9,752		6,323	(3,127)	(4,979)
(19,063)	(6,155)	(5,830)	(8,539)	(14,227)		(16,326)	(2,714)	(4,884)
(7,823)	9,225	(2,261)	(3,195)	4,966		372	2,485	(589)

$ 0. 99	$0.77	$0.61	$0.48	$0.31		$0.26	$0.22	$0.28
0.97	0.75	0.60	0.47	0.31		0.26	0.22	0.28
0.85(b)	0.17	0.14	0.13	0.12		0.11	0.10	0.09
3.67	3.68	3.21	2.82	2.53		2.32	2.21	2.13

$ 26.94	$15.23	$9.20	$5.88	$3.48		$3.04	$3.79	$4.29
13.08	7.56	4.38	3.02	1.88		2.25	2.54	3.27
$ 18.38	$14.11	$7.91	$5.64	$3.04		$2.40	$2.67	$3.77
17,999	18,041	18,133	18,424	18,956		23,496	28,164	28,944
6,269	3,560	2,781	2,387	2,460		2,749	3,014	3,221

18.9	18.8	13.2	12.1	9.8		9.2	12.4	13.7
835	787	784	858	1,082		1,369	1,507	1,573
$ 201	$181	$154	$138	$123		$110	$103	$97
$43,646	$47,120	$42,826	$33,834	$38,239		$44,935	$47,431	$47,154

(b)	Includes a special dividend of $.625 per share that was paid in fiscal 2005.

(c)	Includes $2.6 million of business repositioning charges, net of gains on plant sales, primarily in Electronic Systems and Aerostar.

(d)	Includes the $3.1 million pretax gain ($1.4 million net of tax) on the sale of the company’s Plastic Tank Division.

(e)	Includes the $1.2 million pretax gain ($764,000 net of tax) on the sale of assets of the company’s Glasstite subsidiary.

(f)	Includes the $1.8 million pretax gain ($1.2 million net of tax) on the sale of an investment in an affiliate.
RAVEN INDUSTRIES      17

BUSINESS SEGMENTS

	For the years ended January 31
Dollars in thousands	2008	2007	2006	2005		2004		2003

ENGINEERED FILMS DIVISION
Sales	$84,783	$91,082	$82,794	$58,657		$42,636		$35,096
Operating income	17,655	23,440	19,907	15,739		10,563		10,030
Assets	43,688	41,988	33,512	25,181		15,941		17,244
Capital expenditures	4,012	13,266	7,359	3,960		712		4,080
Depreciation & amortization	4,046	2,887	2,436	1,403		1,611		1,475

FLOW CONTROLS DIVISION
Sales	$64,291	$45,515	$47,506	$40,726		$35,059		$28,496
Operating income	19,102	10,111	13,586	10,516	(b)	8,254		6,897
Assets	36,922	27,629	30,047	23,701		19,304		21,483
Capital expenditures	1,008	577	938	1,372		341		729
Depreciation & amortization	1,125	1,142	1,085	876		1,004		948

ELECTRONIC SYSTEMS DIVISION
Sales	$67,609	$66,278	$56,219	$47,049		$44,307		$38,589
Operating income	10,349	10,850	8,916	4,492		5,797		4,022
Assets	25,865	25,175	20,191	17,382		14,975		14,528
Capital expenditures	1,077	1,357	1,612	1,201		841		395
Depreciation & amortization	1,237	1,086	871	880		850		978

AEROSTAR
Sales	$17,274	$14,654	$18,009	$21,654		$20,725		$17,408
Operating income	1,506	707	2,133	3,609		3,092	(c)	1,012
Assets	9,857	8,161	6,837	7,492		7,756		7,032
Capital expenditures	156	812	179	542		1,130		570
Depreciation & amortization	499	375	359	389		436		374

REPORTABLE SEGMENTS TOTAL
Sales	$233,957	$217,529	$204,528	$168,086		$142,727		$119,589
Operating income	48,612	45,108	44,542	34,356	(b)	27,706	(c)	21,961
Assets	116,332	102,953	90,587	73,756		57,976		60,287
Capital expenditures	6,253	16,012	10,088	7,075		3,024		5,774
Depreciation & amortization	6,907	5,490	4,751	3,548		3,901		3,775

CORPORATE & OTHER(a)
Sales from sold business	$—	$—	$—	$—		$—		$1,314
Operating income (loss) from sold business	—	—	—	—		(355)		204
Operating (loss) from administrative expenses	(7,467)	(6,806)	(7,258)	(6,494)		(5,725)		(5,100)
Assets	31,529	16,811	15,570	14,753		21,532		12,529
Capital expenditures	382	510	270	466		306		259
Depreciation & amortization	437	395	400	293		244		191

TOTAL COMPANY
Sales	$233,957	$217,529	$204,528	$168,086		$142,727		$120,903
Operating income	41,145	38,302	37,284	27,862	(b)	21,626	(c)	17,065
Assets	147,861	119,764	106,157	88,509		79,508		72,816
Capital expenditures	6,635	16,522	10,358	7,541		3,330		6,033
Depreciation & amortization	7,344	5,885	5,151	3,841		4,145		3,966

(a)	Operating income from sold businesses includes administrative expenses directly attributable to the sold businesses. Assets are principally cash, investments, deferred taxes and notes receivable.

(b)	Includes a $1.3 million pretax writeoff of assets related to the Fluent Systems product line.

(c)	Includes $182,000 of pretax gain on plant sale.
18      2008 ANNUAL REPORT

FINANCIAL REVIEW AND ANALYSIS
Comparative Results of Operations

	For the years ended January 31
	2008			2007			2006
		%	%		%	%		%	%
Dollars in thousands, except per-share data		sales	change		sales	change		sales	change

Net sales	$233,957		+ 7.6	$217,529		+6.4	$204,528		+21.7
Gross profit	59,148	25.3	+ 7.8	54,882	25.2	+3.1	53,231	26.0	+23.2
Operating expenses	18,003	7.7	+ 8.6	16,580	7.6	+4.5	15,947	7.8	+12.9
Operating income	41,145	17.6	+ 7.4	38,302	17.6	+2.7	37,284	18.2	+33.8
Income before income taxes	42,224	18.0	+ 8.7	38,835	17.9	+3.6	37,494	18.3	+34.1
Income taxes	14,422	6.2	+ 7.7	13,394	6.2	+1.2	13,232	6.5	+31.5
Net income	$27,802	11.9	+ 9.3	$25,441	11.7	+4.9	$24,262	11.9	+35.6
Net income per share — diluted	$1.53		+10.1	$1.39		+5.3	$1.32		+36.1
Effective income tax rate	34.2%		–0.9	34.5%		–2.3	35.3%		–1.9
Executive Summary
Raven Industries, Inc. is an industrial manufacturer providing a variety of products to customers in the industrial, agricultural, construction and military/aerospace markets, primarily in North America. It operates four business segments: Engineered Films, Flow Controls, Electronic Systems and Aerostar.
Fiscal 2008 was another record-breaking year for the company, which reported $27.8 million in net income and $1.53 of earnings per diluted share. Net income increased $2.4 million, or 9.3%, over last year’s $25.4 million, while earnings per diluted share rose 14 cents from one year ago. Fiscal year net sales climbed to $234.0 million, exceeding fiscal 2007 by $16.4 million, or 7.6%. Sales and profit increases were driven by a strong performance from the company’s Flow Controls segment.
In fiscal 2008, Raven raised its quarterly dividend from 9 cents per share to 11 cents per share, representing the 21st-consecutive annual increase. Fiscal 2008 capital spending was $6.6 million, down significantly from the $16.5 million spent one year earlier. In fiscal 2007 and 2006, the company made significant capital investments in its Engineered Films segment, adding extrusion capacity and manufacturing capabilities. Management expects that fiscal 2009 capital spending will be in the $8 million range.
The following discussion highlights the consolidated operating results. Operating results are more fully explained in the segment discussions that appear after this.
Fiscal 2008 versus Fiscal 2007
Consolidated net sales for fiscal 2008 of $234.0 million were $16.4 million, or 7.6%, higher than last year. Flow Controls was the main driver of the annual revenue growth and, combined with revenue increases for Electronic Systems and Aerostar, offset lower Engineered Films sales. An improved agricultural economy which increased product demand and the introduction of new products grew Flow Controls sales by $18.8 million, to $64.3 million. Electronic Systems net sales of $67.6 million were $1.3 million higher than fiscal 2007, with deliveries of aviation and secure communication electronics increasing over last year. Aerostar fiscal 2008 net sales of $17.3 million improved $2.6 million over one year earlier, due mainly to higher research balloon and parachute sales activity. Engineered Films net sales of $84.8 million were $6.3 million lower than fiscal 2007, which included $9.9 million in disaster film shipments that did not recur in fiscal 2008.
Fiscal 2008 operating income of $41.1 million increased $2.8 million, or 7.4%, as compared with $38.3 million for fiscal 2007. A strong profit performance in Flow Controls, together with increased Aerostar operating income, offset lower Engineered Films and Electronic Systems results. Flow Controls improved profits by $9.0 million from fiscal 2007, leveraging higher sales volume on the existing manufacturing cost base to reach $19.1 million in operating income. Aerostar reported operating income of $1.5 million for fiscal 2008, more than double the $707,000 posted one year earlier. This was due mainly to higher research balloon profits and improved results on the MC-6 Army parachute contract. Engineered Films operating income of $17.7 million was down $5.8 million from one year ago, reflecting a lower sales level, increased raw material costs, and higher depreciation expense. Electronic Systems operating income of $10.3 million fell short of last fiscal year due primarily to a less favorable product mix, decreasing $501,000 on slightly higher sales volume.
RAVEN INDUSTRIES      19

FINANCIAL REVIEW AND ANALYSIS (continued)
Fiscal 2007 versus Fiscal 2006
Fiscal 2007 net sales of $217.5 million exceeded the prior year by $13.0 million, or 6.4%. Engineered Films and Electronic Systems posted record net sales for the fiscal year ended January 31, 2007, while Flow Controls and Aerostar fell short of fiscal 2006 revenue levels. Engineered Films net sales reached $91.1 million, an $8.3 million improvement over fiscal 2006, with increased demand for pit liners used in oil and gas fields, along with higher construction film sales, resulting in 10.0% revenue growth. Electronic Systems net sales climbed to $66.3 million, a $10.1 million increase over fiscal 2006. Higher product demand from the segment’s largest customer accounted for most of fiscal 2007’s revenue increase. Flow Controls net sales of $45.5 million for the fiscal year ended January 31, 2007, were behind the prior year by $2.0 million. There was a fair amount of uncertainty in the agricultural economy during that year and customer buying decisions were delayed. Lower parachute product deliveries accounted for the fiscal 2007 revenue decrease for Aerostar, as net sales of $14.7 million represented a $3.4 million decline from fiscal 2006.
For the year ended January 31, 2007, operating income rose 2.7% to $38.3 million, an increase of $1.0 million compared with $37.3 million reported for fiscal 2006. Strong performances from Engineered Films and Electronic Systems were partially offset by lower operating income for Flow Controls and Aerostar. Higher sales and favorable raw material pricing contributed to Engineered Films’ improved operating income, which increased $3.5 million to reach $23.4 million. Fiscal 2007 Electronic Systems operating income of $10.9 million grew $1.9 million, due mainly to higher sales and better operational execution on existing customer contracts. Flow Controls fiscal 2007 operating income of $10.1 million represented a decrease of $3.5 million in contrast to one year earlier. Lower sales volume on relatively fixed costs negatively affected this segment’s profit for the year ended January 31, 2007. With the lack of parachute product shipments during fiscal 2007, Aerostar reported a decrease in operating income of $1.4 million, falling to $707,000.
Prospects
Management expects another year of record sales and profits in fiscal 2009, with continuing demand for Flow Controls precision agriculture products leading revenue and income growth. Aerostar is anticipating its turnaround to continue in fiscal 2009, as full-year deliveries under the government protective wear and MC-6 parachute contracts are expected to increase revenue and operating income for the segment. With the additional capabilities and capacity of the new extrusion equipment placed into service during fiscal 2008, Engineered Films continues to position itself for future revenue and profit growth and is expected to post higher sales and operating income in fiscal 2009. The company anticipates lower Electronic Systems sales and profits in fiscal 2009, due to the loss of an important customer and weak demand for consumer bed controls.
Performance Measures
Raven seeks to enhance shareholder value by delivering high returns on sales and invested capital. Fiscal 2008 net income was 11.9% of net sales, matching the company’s fiscal 2006 record. Net income as a percent of average assets was 20.8% as compared to 22.5% in fiscal 2007. As a percent of beginning equity, fiscal 2008 net income was 28.3%, down from fiscal 2007’s 30.1%.

	2008	2007	2006	2005	2004	2003

Net income as % of
Net sales	11.9%	11.7%	11.9%	10.6%	9.7%	9.3%
Average assets	20.8%	22.5%	24.9%	21.3%	18.2%	15.9%
Beginning equity	28.3%	30.1%	36.7%	26.9%	23.8%	21.5%
20     2008 ANNUAL REPORT

Segment Analysis
Net Sales and Operating Income by Segment

	2008		2007		2006
		%		%		%
Dollars in thousands	amount	change	amount	change	amount	change

Net Sales
Engineered Films	$84,783	–6.9	$91,082	+10.0	$82,794	+41.1
Flow Controls	64,291	+41.3	45,515	–4.2	47,506	+16.6
Electronic Systems	67,609	+ 2.0	66,278	+17.9	56,219	+19.5
Aerostar	17,274	+17.9	14,654	–18.6	18,009	–16.8

Total	$233,957	+ 7.6	$217,529	+ 6.4	$204,528	+21.7

	2008		2007		2006
		%		%		%
	amount	sales	amount	sales	amount	sales

Operating Income
Engineered Films	$17,655	20.8	$23,440	25.7	$19,907	24.0
Flow Controls	19,102	29.7	10,111	22.2	13,586	28.6
Electronic Systems	10,349	15.3	10,850	16.4	8,916	15.9
Aerostar	1,506	8.7	707	4.8	2,133	11.8
Corporate expenses	(7,467)		(6,806)		(7,258)

Total	$41,145	17.6	$38,302	17.6	$37,284	18.2

Engineered Films
Engineered Films produces rugged reinforced plastic sheeting for industrial, construction, manufactured housing and agricultural applications.
Engineered Films — Comparative Results of Operations

	2008			2007			2006
		%	%		%	%		%	%
Dollars in thousands		sales	change		sales	change		sales	change

Net sales	$84,783		–6.9	$91,082		+10.0	$82,794		+41.1
Gross profit	21,040	24.8	–21.5	26,803	29.4	+17.5	22,818	27.6	+24.1
Selling expenses	3,385	4.0	+ 0.7	3,363	3.7	+15.5	2,911	3.5	+ 9.7
Operating income	17,655	20.8	–24.7	23,440	25.7	+17.7	19,907	24.0	+26.5
Fiscal 2008 versus Fiscal 2007
Net sales of $84.8 million for the year ended January 31, 2008, were $6.3 million, or 6.9%, behind the $91.1 million mark posted one year ago. Lower disaster film shipments of $9.9 million and a decrease in industrial market revenue were partially offset by higher sales of pit liners used in the energy sector and an increase in underslab vapor barrier deliveries. Increased drilling activity due to high oil and gas prices throughout the year accounted for the sales improvement in the energy market, while higher market share and industry growth boosted vapor barrier revenue. In the past, the segment has been able to pass through raw material cost increases in the form of higher selling prices. However, competitive pricing pressures in the construction market did not allow for this type of adjustment in fiscal 2008. Despite higher raw material costs in fiscal 2008, selling prices were down approximately 3% from fiscal 2007 because of lower product pricing.
Fiscal 2008 operating income of $17.7 million fell behind the prior year by $5.8 million, or 24.7%. In addition, gross profit as a percent of sales dropped from 29.4% to 24.8%. For the quarter ended January 31, 2008, operating income of $3.4 million was down $914,000, or 21.2%, compared with one year earlier. Profits and margins have been negatively affected by a more competitive pricing environment, as higher input costs have not equated to increased selling prices due to excess film capacity in the marketplace. Besides higher raw material costs, the segment also experienced increased depreciation expense and start-up costs associated with the new extruders placed into service during the first and second quarters of fiscal 2008. Fiscal 2008 selling expenses of $3.4 million were even with last year, reflecting lower personnel costs offset by increased product development expense.
RAVEN INDUSTRIES     21

FINANCIAL REVIEW AND ANALYSIS (continued)
Fiscal 2007 versus Fiscal 2006
Fiscal 2007 net sales of $91.1 million grew 10.0%, or $8.3 million, from $82.8 million reported for fiscal 2006. Sales of pit lining and construction films posted significant revenue growth for fiscal 2007, but were partially offset with decreased sales activity in the manufactured housing and disaster film markets. Fiscal 2007 disaster film sales totaled $9.9 million versus $11.4 million one year earlier. Selling price adjustments positively affected the fiscal 2007 sales level. The amount of sales attributable to higher product pricing (and not due to an increase in volume) was estimated to be about 8% of total fiscal 2007 reported sales.
Operating income in fiscal 2007 climbed to $23.4 million, up $3.5 million, or 17.7%. Gross profit as a percentage of net sales increased from 27.6% in fiscal 2006 to 29.4%. Higher sales and favorable resin costs contributed to the profit growth and higher margin percentage. A rise in fiscal 2007 selling expenses partially offset the positive impact of the segment’s higher sales level and favorable material costs. Fiscal 2007 selling expenses exceeded the prior year because of higher personnel costs and an increased trade show presence to support the segment’s expanded product offerings and manufacturing capabilities.
Prospects
Engineered Films is expected to generate double-digit sales growth in the upcoming year. However, operating income is not anticipated to grow at the same pace, as the current pricing environment is expected to continue into fiscal 2009. Management believes that the recent investments in extrusion capacity will allow this segment to expand its product offerings and open new markets, but notes that it generally takes two-to-three years to fully utilize new extrusion capacity. The degree of the continuing downturn in construction activity and the opportunity to sell disaster film in fiscal 2009 represent significant risk and upside, respectively, to the current outlook.
Flow Controls
Flow Controls, including Raven Canada and Raven GmbH (Europe), provides electronic and Global Positioning System (GPS) products for precision agriculture, marine navigation and other niche markets.
Flow Controls — Comparative Results of Operations

	2008			2007			2006
		%	%		%	%		%	%
Dollars in thousands		sales	change		sales	change		sales	change

Net sales	$64,291		+41.3	$45,515		– 4.2	$47,506		+16.6
Gross profit	24,397	37.9	+67.1	14,599	32.1	– 16.9	17,571	37.0	+17.7
Selling expenses	5,295	8.2	+18.0	4,488	9.9	+12.6	3,985	8.4	+27.3
Operating income	19,102	29.7	+88.9	10,111	22.2	– 25.6	13,586	28.6	+15.2
Fiscal 2008 versus Fiscal 2007
Flow Controls fiscal 2008 net sales climbed to a record $64.3 million, an increase of $18.8 million, or 41.3%, over fiscal 2007. The strong farm economy pushed sales higher in all of the segment’s product groups (standard, precision, steering, and autoboom), with standard sprayer control systems making a significant contribution. Anhydrous ammonia control systems used in corn production accounted for the majority of sales growth within the standard product group. Increased deliveries of marine navigation systems and international agricultural sales also contributed to revenue expansion. Fiscal 2008 fourth-quarter sales of $16.6 million topped last year’s final quarter by $6.2 million, or 59.3%. Standard sprayer control system deliveries continued strong during the fourth quarter, while the segment also benefitted from sales of the recently introduced Envizio PRO™ and Cruizer™ products.
Fiscal 2008 operating income of $19.1 million grew 88.9% or $9.0 million, from one year earlier. Gross profit as a percentage of sales was 37.9% and compared favorably to 32.1% in fiscal 2007. Fiscal 2008 fourth quarter operating income of $4.5 million was more than double the $2.1 million for the quarter ended January 31, 2007. Gross margins increased from 29.9% one year ago to 35.8% for the just-ended quarter. The fiscal 2008 profit growth and favorable margin comparisons for both the full year and the fourth quarter were due to the higher sales volume and the effect of leveraging the increased revenue across a relatively fixed manufacturing cost base. Higher personnel costs for the segment’s domestic selling efforts and increased advertising expense related to new product introductions accounted for fiscal 2008 selling expenses rising 18.0% to $5.3 million. Fiscal 2008 selling expense as a percent of sales fell to 8.2% versus 9.9% one year ago.
22     2008 ANNUAL REPORT

Fiscal 2007 versus Fiscal 2006
Fiscal 2007 net sales were $45.5 million, a decrease of $2.0 million, or 4.2%, from the prior year. Revenue growth was hampered by three factors: softness in the U.S. agricultural economy; weakness in global markets, especially South America and Australia; and reliability issues with the segment’s GPS-based agriculture products.
Flow Controls fiscal 2007 operating income of $10.1 million was down $3.5 million, or 25.6%, from fiscal 2006 results due to lower sales volume on fixed costs, increased product warranty expense, and higher selling expenses. As a percentage of sales, gross profit declined to 32.1% versus 37.0% for fiscal 2006. Fiscal 2007 selling expenses were $4.5 million, up from the prior year’s $4.0 million by $503,000, or 12.6%. During fiscal 2007, Flow Controls concentrated its sales and marketing efforts on international markets. The benefits of cost controls put into place in the segment’s domestic selling group were offset by increased selling efforts in Canada and Europe.
Prospects
Management expects strong sales growth in the coming year, given the current strength of the agricultural market and Flow Controls sales order backlog heading into fiscal 2009. Management also expects international sales to increase, as past investments in reaching the Canadian, European, and South American markets continue to pay off. New product sales, specifically the Envizio PRO™ and Cruizer™, should contribute to the fiscal 2009 revenue growth. These products were introduced late in fiscal 2008 and fourth-quarter sales indicated strong customer acceptance. Fiscal 2009 sales growth for Flow Controls is targeted to exceed 20%. Operating income growth is expected to be tempered by reinvestment in product development, marketing, and manufacturing capacity.
Electronic Systems
Electronic Systems is a total-solutions provider of electronics manufacturing services, primarily to North American original equipment manufacturers.
Electronic Systems — Comparative Results of Operations

	2008			2007			2006
		%	%		%	%		%	%
Dollars in thousands		sales	change		sales	change		sales	change

Net sales	$67,609		+ 2.0	$66,278		+17.9	$56,219		+19.5
Gross profit	11,502	17.0	–3.8	11,951	18.0	+21.9	9,801	17.4	+84.4
Selling expenses	1,153	1.7	+ 4.7	1,101	1.7	+24.4	885	1.6	+ 7.5
Operating income	10,349	15.3	–4.6	10,850	16.4	+21.7	8,916	15.9	+98.5
Fiscal 2008 versus Fiscal 2007
In fiscal 2008, Electronic Systems surpassed the prior year’s record $66.3 million in net sales, reaching $67.6 million. This represented a $1.3 million, or 2.0%, sales improvement. Increased deliveries of secure communication and aviation electronics accounted for the sales growth, but were partially offset by a 19.7% decrease in hand-held bed control shipments.
Despite higher sales volume in fiscal 2008, Electronic Systems operating income of $10.3 million fell short of fiscal 2007, dropping $501,000, or 4.6%. As a percentage of sales, fiscal 2008 gross profit decreased from 18.0% a year ago to 17.0%. Unusually high profit margins realized on closeout orders placed by a former customer were not enough to offset the impact of lower sales of hand-held bed controls in fiscal 2008. Fourth quarter operating income declined 34.2% to $1.9 million from $2.9 million reported for the quarter ended January 31, 2007, reflecting lower-margin product sales on decreased sales volume.
Fiscal 2007 versus Fiscal 2006
Electronic Systems increased net sales 17.9%, or $10.1 million, over fiscal 2006 to reach $66.3 million. Most of the fiscal 2007 sales growth came from a high level of aviation electronics deliveries made to the segment’s largest customer.
Fiscal 2007 operating income reached $10.9 million, improving $1.9 million, or 21.7%, over fiscal 2006. Higher sales volume and better execution on existing contracts accounted for this improvement. As a percentage of net sales, gross profit in fiscal 2007 increased to 18.0% versus 17.4% for fiscal 2006, reflecting the operational gains made during the year. Higher personnel costs in fiscal 2007 contributed to selling expenses rising 24.4% to $1.1 million.
RAVEN INDUSTRIES      23

FINANCIAL REVIEW AND ANALYSIS (continued)
Prospects
Management anticipates fiscal 2009 net sales to be down less than 10% when compared with fiscal 2008. The loss of approximately $7 million of business, resulting from a customer being acquired and moving its manufacturing to another supplier, will be difficult to replace. The slowdown in demand for hand-held bed controls is also expected to continue into fiscal 2009. These revenue downturns are expected to be partially offset by additional sales of secure communication and aviation electronics. Margins are expected to decrease due to unfavorable product mix and the impact of fixed costs on a lower revenue base. Electronic Systems operating income is expected to decline significantly in the first quarter of fiscal 2009, leading to lower full-year operating income.
Aerostar
The Aerostar segment manufactures military parachutes, protective wear, custom-shaped inflatable products, and high-altitude balloons for public and commercial research.
Aerostar — Comparative Results of Operations

	2008			2007			2006
		%	%		%	%		%	%
Dollars in thousands		sales	change		sales	change		sales	change

Net sales	$17,274		+ 17.9	$14,654		-18.6	$18,009		-16.8
Gross profit	2,209	12.8	+ 44.5	1,529	10.4	-49.7	3,041	16.9	-33.4
Selling expenses	703	4.1	- 14.5	822	5.6	- 9.5	908	5.0	- 4.9
Operating income	1,506	8.7	+113.0	707	4.8	-66.9	2,133	11.8	-40.9
Fiscal 2008 versus Fiscal 2007
Fiscal 2008 net sales of $17.3 million increased $2.6 million, or 17.9%, from fiscal 2007. Higher research balloon and parachute sales accounted for the growth. Fiscal 2008 research balloon sales activity included more international deliveries. In addition, shipments began under the segment’s $14 million MC-6 parachute contract in the fourth quarter of fiscal 2008, with $2.1 million of parachute revenue recorded in that quarter.
Operating income more than doubled in fiscal 2008, hitting $1.5 million versus $707,000 one year earlier, with gross profit margins improving from last year’s 10.4% to 12.8%. Higher research balloon profits due to increased volume and improved results on the parachute contract contributed to operating income growth in fiscal 2008. Fiscal 2008 selling expenses of $703,000 declined $119,000, or 14.5%, compared with one year earlier. There were no expenses incurred during the current year for hot-air balloon selling efforts, reflecting the decision to exit this business in fiscal 2007.
Fiscal 2007 versus Fiscal 2006
Aerostar’s fiscal 2007 net sales of $14.7 million were $3.4 million, or 18.6%, lower than in fiscal 2006. Higher sales of commercial inflatable products during fiscal 2007 were offset by lower parachute product deliveries and a decline in research balloon revenue.
Fiscal 2007 operating income of $707,000 decreased $1.4 million from fiscal 2006. The lack of parachute business and a decrease in research balloon profits were the main factors in the operating income decline. Under-utilized plant capacity caused the fiscal 2007 gross margin to drop 6.5 percentage points, decreasing to 10.4%. Selling expenses of $822,000 were down 9.5%, as cost controls were put into place at the beginning of fiscal 2007.
Prospects
Management expected fiscal 2008 to be a stronger turnaround year for Aerostar, but as government-related design issues delayed deliveries on the MC-6 parachute contract until the fourth quarter, fiscal 2008 operating results did not fulfill expectations. During fiscal 2008, Aerostar received an add-on to the MC-6 Army parachute contract for another $7.3 million, bringing the total parachute contract order to more than $14 million. Start-up costs under the contract were incurred during fiscal 2008, and as a result, Aerostar should be well-positioned to take advantage of full production during fiscal 2009. Shipments are expected to accelerate rapidly, with Aerostar in a position to more than redouble its operating income in the coming year. Fiscal 2009 sales are targeted to increase approximately 45%, due mainly to higher parachute revenues.
24      2008 ANNUAL REPORT

Expenses, Income Taxes and Other
Corporate expenses of $7.5 million increased $661,000, or 9.7%, from fiscal 2007 due primarily to higher personnel compensation expense. Fiscal 2008 corporate expense as a percentage of net sales was 3.2% versus 3.1% in the preceding year. Fiscal 2007 corporate expenses of $6.8 million declined 5.2% from fiscal 2006 as a result of lower corporate giving and management incentive costs. Fiscal 2009 corporate expenses are expected to increase approximately 8-10% due primarily to higher personnel compensation and professional service expense.
Raven had no outstanding debt at January 31, 2008, and no short-term borrowings were made during the fiscal year. Other income of $1.1 million in fiscal 2008 grew from $533,000 in fiscal 2007. The main component of other income is interest income, which rose in fiscal 2008 due to higher cash and short-term investment balances. Fiscal 2008’s effective income tax rate of 34.2% was lower than last year’s rate of 34.5% and fiscal 2006’s rate of 35.3%. An increase in the U.S. federal tax deduction for income attributable to manufacturing activities accounted for most of the decrease in the fiscal 2008 effective tax rate. The effective tax rate in fiscal 2009 is expected to remain consistent with fiscal 2008, assuming that the U.S. research and development tax credit is renewed. Absent the renewal, the rate is expected to rise to the 35% range.
Liquidity and Capital Resources
The following table summarizes cash provided by (used in) the company’s business activities for the past three fiscal years:

Dollars in thousands	2008	2007	2006

Operating activities	$27,151	$26,313	$21,189
Investing activities	(4,433)	(18,664)	(11,435)
Financing activities	(8,270)	(10,277)	(6,946)
Operating Activities and Cash Position
Cash flow from operations over the past three years of $74.7 million compared with net income of $77.5 million over the same period. Net cash provided by operating activities in fiscal 2008 totaled $27.2 million, an $838,000 increase compared with operating cash inflows in fiscal 2007. The improvement in fiscal 2008 operating cash flows versus one year ago was due primarily to company earnings and increases in the accounts payable and accrued liabilities balances at year-end, partially offset by higher inventory and accounts receivable levels. Cash consumed to finance accounts receivable and inventory balances for the year ended January 31, 2008, was $13.6 million versus cash used of $2.4 million during fiscal 2007. Flow Controls growth accounted for most of the increase. Net cash provided by operating activities in fiscal 2007 totaled $26.3 million, a $5.1 million increase from operating cash inflows of $21.2 million in fiscal 2006. Growth slowed during fiscal 2007 and the amount of incremental cash required for working capital requirements decreased. Cash used to finance inventory and accounts receivable balances in fiscal 2007 decreased $5.8 million as compared with fiscal 2006.
Cash, cash equivalents and short-term investments totaled $22.8 million at January 31, 2008, up $12.0 million from one year earlier. Higher cash balances reflect strong operating cash flows, lower capital spending, and a decrease in treasury stock purchases. During fiscal 2007, operating cash inflows were consumed by a high level of capital investment in Engineered Films for additional manufacturing equipment and facilities, and an increase in equity returned to the shareholders in the form of cash dividends and stock repurchases. Management expects that cash and short-term investments, combined with continued positive operating cash flows, will continue to be sufficient to fund day-to-day operations.
RAVEN INDUSTRIES     25

FINANCIAL REVIEW AND ANALYSIS (continued)
Investing Activities
Net cash used in investing activities in fiscal 2008 totaled $4.4 million versus $18.7 million in fiscal 2007. Fiscal 2008 capital expenditures of $6.6 million decreased $9.9 million from the prior year’s $16.5 million, when $13.3 million was invested in Engineered Films for additional manufacturing capacity and facilities. At the end of fiscal 2008, $2.5 million of short-term investments matured, were converted to cash, and are being reinvested in the first quarter of fiscal 2009. Net cash used in investing activities in fiscal 2007 totaled $18.7 million, up from $11.4 million in fiscal 2006. Besides the significant amount of capital expenditures made, fiscal 2007 investing activities also included placing an additional $2.0 million of cash into short-term investments.
Financing Activities
Net cash used in financing activities in fiscal 2008 of $8.3 million decreased $2.0 million from the $10.3 million consumed in fiscal 2007. No short-term borrowings were required during fiscal 2008. The company’s main financing activities continue to be the payment of dividends and the repurchase of company stock. In fiscal 2008, Raven increased its quarterly dividend on a per-share basis for the 21st-consecutive year, with quarterly dividend payments of 11 cents per share increasing 22.2% from the prior year. Treasury share purchases totaled $592,000 during fiscal 2008 and were $3.6 million lower than the prior year. In fiscal 2008, 20,150 shares were purchased at an average share price of $29.42. Net cash used in financing activities in fiscal 2007 of $10.3 million grew $3.3 million from the $6.9 million used in fiscal 2006. The increase in cash used in financing activities during fiscal 2007 was due mainly to a 28.7% rise in dividend payments and $2.5 million more of treasury stock purchases.
Off-balance Sheet Arrangements and Contractual Obligations
As of January 31, 2008, the company is obligated to make cash payments in connection with its non-cancelable operating leases for facilities and equipment and unconditional purchase obligations, primarily for raw materials, in the amounts listed below. The company has no off-balance sheet debt or other unrecorded obligations other than the items noted in the following table. In addition to the commitments noted there, standby letters of credit totaling $1.2 million have been issued, primarily to support self-insured workers compensation bonding requirements. In the event the bank chooses not to renew the company’s line of credit, the letters of credit would cease and alternative methods of support for the insurance obligations would be necessary, would be more expensive, and would require additional cash outlays. Management believes the chances of this are remote. A summary of the obligations and commitments at January 31, 2008, and for the next five years is shown below.

					More
		Less than	1-3	3-5	than
Dollars in thousands	Total	1 year	years	years	5 years

Contractual Obligations:
Line of credit(a)	$—	$—	$—	$—	$—
Operating leases	427	173	254	—	—
Postretirement benefit obligation	5,447	201	464	548	4,234
Unconditional purchase obligations	38,318	38,318	—	—	—
Uncertain tax positions(b)	—	—	—	—	—

	$44,192	$38,692	$718	$548	$4,234

(a)	$8.0 million line bears interest at 5.00% as of January 31, 2008, and expires July 2008. The line of credit is reduced by outstanding letters of credit totaling $1.2 million.

(b)	The total liability for uncertain tax positions under FIN 48 at January 31, 2008, was $2.2 million. The company is not able to reasonably estimate the timing of future payments relating to non-current tax benefits.
26      2008 ANNUAL REPORT

Capital Requirements
Raven maintains an excellent financial condition and capacity for growth. Management continues to look for opportunities to expand its core businesses through acquisitions or internal growth. The company has the capacity to secure additional financing and will do so if the appropriate strategic opportunity presents itself. Capital expenditures for fiscal 2009 are expected to be in the $8 million range. The company intends to return approximately 30% of its earnings to shareholders in the form of quarterly dividends. Stock repurchases are anticipated to continue as a way to return additional cash to shareholders and increase balance sheet leverage. Cash generated from operations and the availability of cash under existing credit facilities should be sufficient to fund these initiatives. If stock repurchase or investment opportunities do not materialize and cash balances continue to build, management intends to pay a special dividend by the end of fiscal 2009.
Critical Accounting Policies and New Accounting Standards
Critical Accounting Policies
Critical accounting policies are those that require the application of judgment when valuing assets and liabilities on the company’s balance sheet. These policies are discussed below, because a fluctuation in actual results versus expected results could materially affect operating results, and because the policies require significant judgments and estimates to be made. Accounting related to these policies is initially based on best estimates at the time of original entry in the accounting records. Adjustments are periodically recorded when the company’s actual experience differs from the expected experience underlying the estimates. These adjustments could be material if experience were to change significantly in a short period of time. The company does not enter into derivatives or other financial instruments for trading or speculative purposes. However, Raven has used derivative financial instruments to manage the economic impact of fluctuations in currency exchange rates on transactions that are denominated in currency other than its functional currency, which is the U.S. dollar. The use of these financial instruments had no material effect on the company’s financial condition, results of operations or cash flows.
Inventories
Raven’s most significant accounting judgment is determining inventory value at the lower of cost or market. The company estimates inventory valuation each quarter. Typically, when a product reaches the end of its lifecycle, inventory value declines slowly or the product has alternative uses. Management uses its manufacturing resources planning data to help determine if inventory is slow-moving or has become obsolete due to an engineering change. The company closely reviews items that have balances in excess of the prior year’s requirements or that have been dropped from production requirements. Despite these reviews, technological or strategic decisions made by management or the company’s customers may result in unexpected excess material. In Electronic Systems, the company typically has recourse to customers for obsolete or excess material. When Electronic Systems customers authorize inventory purchases, especially with long lead-time items, they are required to take delivery of unused material or compensate the company accordingly. In every operating unit of the company, management must manage obsolete inventory risk. The accounting judgment ultimately made is an evaluation of the success that management will have in controlling inventory risk and mitigating the impact of obsolescence when it does occur.
RAVEN INDUSTRIES     27

FINANCIAL REVIEW AND ANALYSIS (continued)
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
Revenue Recognition
The company recognizes and records revenue when products are shipped because there is persuasive evidence of an arrangement, the sales price is determinable, collectibility is reasonably assured, and delivery has occurred. Estimated returns, sales allowances or warranty charges are recognized upon shipment of a product. The company sells directly to customers or distributors that incur the expense and commitment for any post-sale obligations beyond stated warranty terms.
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
Goodwill and Long-lived Assets
Management periodically assesses goodwill and other long-lived assets for impairment, or more frequently if events or changes in circumstances indicate that an asset might be impaired, using fair value measurement techniques. For goodwill, Raven performs impairment reviews annually by reporting units, which are the company’s reportable segments. The one exception is Aerostar’s high-altitude research balloon operation, which is evaluated independently from Aerostar’s other operations. Estimates of fair value are primarily determined using discounted cash flows, market comparisons and recent transactions. These valuation methodologies use significant estimates and assumptions, which include projected future cash flows, including timing and the risks inherent in future cash flows, perpetual growth rates, and determination of appropriate market comparables.
Uncertain Tax Positions
Accounting for tax positions requires judgments, including estimating reserves for uncertainties associated with the interpretation of income tax laws and regulations, and the resolution of tax positions with tax authorities after discussions and negotiations. The ultimate outcome of these matters could result in material favorable or unfavorable adjustments to the consolidated financial statements.
28      2008 ANNUAL REPORT

New Accounting Standards
In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurement. The standard provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The statement is effective as of the beginning of the company’s 2009 fiscal year. The company does not expect the implementation of SFAS No. 157 to have a material impact on its consolidated results of operations, financial condition or cash flows.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for the beginning of the company’s 2009 fiscal year. The company does not expect the provisions of SFAS No. 159 to have a material impact on its consolidated results of operations, financial condition, or cash flows.
In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS No. 141(R) requires an entity to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It also requires acquisition-related costs to be expensed as incurred, restructuring costs to generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period to impact income tax expense. The adoption of SFAS No. 141(R) will change the company’s accounting treatment for business combinations on a prospective basis beginning February 1, 2009.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS No. 160 changes the accounting and reporting for minority interests, which will be characterized as non-controlling interests and classified as a component of equity. The adoption of SFAS No. 160 is effective on a prospective basis beginning February 1, 2009. The company does not expect the provisions of SFAS No. 160 to have a material impact on its consolidated results of operations, financial condition, or cash flows.
RAVEN INDUSTRIES     29

MONTHLY CLOSING STOCK PRICE AND VOLUME
QUARTERLY INFORMATION (Unaudited)

						Net Income		Common Stock		Cash
Dollars in thousands	Net	Gross	Operating	Pretax	Net	Per Share(a)		Market Price		Dividends
except per-share data	Sales	Profit	Income	Income	Income	Basic	Diluted	High	Low	Per Share

FISCAL 2008
First Quarter	$58,103	$17,374	$12,838	$13,025	$8,540	$0.47	$0.47	$30.84	$26.20	$0.11
Second Quarter	55,653	13,407	8,543	8,857	5,843	0.32	0.32	39.36	28.39	0.11
Third Quarter	61,842	15,299	10,940	11,254	7,398	0.41	0.41	45.85	33.42	0.11
Fourth Quarter	58,359	13,068	8,824	9,088	6,021	0.33	0.33	42.75	27.57	0.11

Total Year	$233,957	$59,148	$41,145	$42,224	$27,802	$1.54	$1.53	$45.85	$26.20	$0.44

FISCAL 2007
First Quarter	$58,465	$15,891	$11,477	$11,615	$7,502	$0.41	$0.41	$42.16	$31.22	$0.09
Second Quarter	50,381	12,183	7,872	7,937	5,127	0.28	0.28	42.70	25.89	0.09
Third Quarter	57,435	14,480	10,540	10,713	6,968	0.39	0.38	32.64	25.89	0.09
Fourth Quarter	51,248	12,328	8,413	8,570	5,844	0.32	0.32	35.35	25.46	0.09

Total Year	$217,529	$54,882	$38,302	$38,835	$25,441	$1.41	$1.39	$42.70	$25.46	$0.36

FISCAL 2006
First Quarter	$50,704	$15,161	$11,136	$11,098	$7,157	$0.40	$0.39	$22.28	$16.54	$0.07
Second Quarter	45,304	10,882	7,299	7,391	4,774	0.26	0.26	27.78	18.68	0.07
Third Quarter	54,135	14,213	10,568	10,635	6,869	0.38	0.37	31.99	21.75	0.07
Fourth Quarter	54,385	12,975	8,281	8,370	5,462	0.30	0.30	33.15	26.75	0.07

Total Year	$204,528	$53,231	$37,284	$37,494	$24,262	$1.34	$1.32	$33.15	$16.54	$0.28

(a)	Net income per share is computed discretely by quarter and may not add to the full year.
30      2008 ANNUAL REPORT

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
Management has assessed our internal control over financial reporting in relation to criteria described in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, we concluded that, as of January 31, 2008, our internal control over financial reporting was effective.
The effectiveness of our internal control over financial reporting as of January 31, 2008, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears on page 43 of this Annual Report.

Ronald M. Moquist	Thomas Iacarella
President & Chief Executive Officer	Vice President & Chief Financial Officer
March 20, 2008
RAVEN INDUSTRIES     31

CONSOLIDATED BALANCE SHEETS

	As of January 31
Dollars in thousands, except share data	2008	2007	2006

ASSETS
Current assets
Cash and cash equivalents	$21,272	$6,783	$9,409
Short-term investments	1,500	4,000	2,000
Accounts receivable, net	36,538	31,336	29,290
Inventories, net	36,529	28,071	27,819
Deferred income taxes	2,075	1,761	1,746
Other current assets	2,955	1,268	1,081

Total current assets	100,869	73,219	71,345

Property, plant and equipment, net	35,743	36,264	25,602
Goodwill	6,902	6,604	6,401
Other assets, net	4,347	3,677	2,809

Total assets	$147,861	$119,764	$106,157

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$8,374	$6,093	$8,179
Accrued liabilities	12,804	9,579	11,154
Customer advances	930	792	717

Total current liabilities	22,108	16,464	20,050

Other liabilities	7,478	5,032	1,718
Commitments and contingencies
Shareholders’ equity	118,275	98,268	84,389
Common shares, par value $1.00 per share
Authorized — 100,000,000
Outstanding — 2008: 18,120,513; 2007: 18,039,223; 2006: 18,072,369

Total liabilities and shareholders’ equity	$147,861	$119,764	$106,157

The accompanying notes are an integral part of the consolidated financial statements.
32      2008 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended January 31
Dollars in thousands, except per-share data	2008	2007	2006

Net sales	$233,957	$217,529	$204,528

Cost of goods sold	174,809	162,647	151,297

Gross profit	59,148	54,882	53,231

Selling, general and administrative expenses	18,003	16,580	15,947

Operating income	41,145	38,302	37,284

Interest income and other, net	(1,079)	(533)	(210)

Income before income taxes	42,224	38,835	37,494

Income taxes	14,422	13,394	13,232

Net income	$27,802	$25,441	$24,262

Net income per common share:
— Basic	$1.54	$1.41	$1.34

— Diluted	$1.53	$1.39	$1.32

The accompanying notes are an integral part of the consolidated financial statements.
RAVEN INDUSTRIES     33

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

						Accumulated
						other
	$1 Par					comprehensive
	common	Paid-in	Treasury stock		Retained	income
Dollars in thousands, except per-share data	stock	capital	Shares	Cost	earnings	(loss)	Total

Balance January 31, 2005	$32,053	$765	(14,053,386)	$(41,700)	$74,964	$—	$66,082

Net income	—	—	—	—	24,262	—	24,262

Foreign currency translation	—	—	—	—	—	13	13

Total comprehensive income							24,275

Cash dividends ($.28 per share)	—	—	—	—	(5,056)	—	(5,056)
Purchase of stock	—	—	(67,800)	(1,689)	—	—	(1,689)
Stock surrendered upon exercise of stock options	(27)	(689)	—	—	—	—	(716)
Employees’ stock options exercised	168	410	—	—	—	—	578
Share-based compensation	—	485	—	—	—	—	485
Tax benefit from exercise of stock options	—	430	—	—	—	—	430

Balance January 31, 2006	32,194	1,401	(14,121,186)	(43,389)	94,170	13	84,389

Net income	—	—	—	—	25,441	—	25,441
Foreign currency translation	—	—	—	—	—	(21)	(21)

Total comprehensive income							25,420

Adoption of SFAS No. 158, net of tax	—	—	—	—	—	(1,885)	(1,885)
Dividends ($.36 per share)	—	1	—	—	(6,508)	—	(6,507)
Purchase of stock	—	—	(146,247)	(4,201)		—	(4,201)
Stock surrendered upon exercise of stock options	(28)	(854)	—	—	—	—	(882)
Employees’ stock options exercised	141	718	—	—	—	—	859
Share-based compensation	—	605	—	—	—	—	605
Tax benefit from exercise of stock options	—	470	—	—	—	—	470

Balance January 31, 2007	32,307	2,341	(14,267,433)	(47,590)	113,103	(1,893)	98,268

Net income	—	—	—	—	27,802	—	27,802
Postretirement benefits, net of $84 income tax	—	—	—	—	—	156	156
Foreign currency translation	—	—	—	—	—	131	131

Total comprehensive income							28,089

Adoption of FIN 48	—	—	—	—	(716)	—	(716)
Dividends ($.44 per share)	—	4	—	—	(7,970)	—	(7,966)
Purchase of stock	—	—	(20,150)	(592)	—	—	(592)
Stock surrendered upon exercise of stock options	(47)	(1,462)	—	—	—	—	(1,509)
Employees’ stock options exercised	148	1,170	—	—	—	—	1,318
Share-based compensation	—	904	—	—	—	—	904
Tax benefit from exercise of stock options	—	479	—	—	—	—	479

Balance January 31, 2008	$32,408	$3,436	(14,287,583)	$(48,182)	$132,219	$(1,606)	$118,275

The accompanying notes are an integral part of the consolidated financial statements.
34      2008 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended January 31
Dollars in thousands	2008	2007	2006

Cash flows from operating activities:
Net income	$27,802	$25,441	$24,262
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,944	5,445	4,684
Amortization of intangible assets	400	440	467
Provision for losses on accounts receivable, net of recoveries.	91	40	78
Deferred income taxes	(779)	(293)	(809)
Share-based compensation expense	904	605	485
Change in operating assets and liabilities, net of effects from acquisition and disposition of businesses and assets	(8,187)	(5,380)	(8,086)
Other operating activities, net	(24)	15	108

Net cash provided by operating activities	27,151	26,313	21,189

Cash flows from investing activities:
Capital expenditures	(6,635)	(16,522)	(10,358)
Purchase of short-term investments	(3,100)	(6,000)	(4,500)
Sale of short-term investments	5,600	4,000	5,500
Acquisition of business	(269)	(203)	(2,828)
Sale of unconsolidated affiliate	—	—	650
Other investing activities, net	(29)	61	101

Net cash used in investing activities	(4,433)	(18,664)	(11,435)

Cash flows from financing activities:
Proceeds from borrowing under line of credit	—	—	4,500
Repayment of borrowing under line of credit	—	—	(4,500)
Dividends paid	(7,966)	(6,507)	(5,056)
Purchases of treasury stock	(592)	(4,201)	(1,689)
Excess tax benefit on stock option exercises	479	470	—
Other financing activities, net	(191)	(39)	(201)

Net cash used in financing activities	(8,270)	(10,277)	(6,946)

Effect of exchange rate changes on cash	41	2	(18)

Net increase (decrease) in cash and cash equivalents	14,489	(2,626)	2,790
Cash and cash equivalents at beginning of year	6,783	9,409	6,619

Cash and cash equivalents at end of year	$21,272	$6,783	$9,409

The accompanying notes are an integral part of the consolidated financial statements.
RAVEN INDUSTRIES       35

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
CASH AND CASH EQUIVALENTS
The company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalent balances are principally concentrated in checking, money market and sweep accounts with Wells Fargo Bank, N.A. and Wells Fargo Brokerage Services, LLC.
SHORT-TERM INVESTMENTS
The company has invested in certificates of deposit with rates ranging from 3.50% to 5.00%. The investments have varying maturity dates, all of which are less than 12 months from the balance sheet date.
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
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using accelerated methods. The estimated useful lives used for computing depreciation are as follows:

Building and improvements	15 - 39 years
Manufacturing equipment by segment
Flow Controls	3 - 5 years
Engineered Films	5-12 years
Electronic Systems	3 - 5 years
Aerostar	3 - 5 years
Furniture, fixtures, office equipment and other	3 - 7 years
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
GOODWILL
The company recognizes the excess cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed as goodwill. Goodwill is tested for impairment on an annual basis during the fourth quarter, and between annual tests whenever there is an impairment indicated. Impairment tests of goodwill are performed at the reporting unit level. Fair values are estimated based on discounted cash flows and are compared with the corresponding carrying value of the reporting unit. If the fair value of the reporting unit is less than the carrying amount, the amount of the impairment loss must be measured and then recognized to the extent the carrying value exceeds the implied fair value.
LONG-LIVED ASSETS
The company periodically assesses the recoverability of long-lived and intangible assets using fair value measurement techniques. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted
36       2008 ANNUAL REPORT

cash flows used in determining the fair value of the assets. The amount of the impairment loss to be recorded is calculated by the excess of the asset’s carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.
INSURANCE OBLIGATIONS
The company employs insurance policies covering workers’ compensation and general liability costs. Liabilities are accrued related to claims filed and estimates for claims incurred but not reported. To the extent these obligations will be reimbursed by insurance, the expected insurance policy benefit is included as a component of other current assets.
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
REVENUE RECOGNITION
The company recognizes revenue upon shipment of products because there is persuasive evidence of an arrangement, the sales price is determinable, collectibility is reasonably assured, and delivery has occurred. The company sells directly to customers or distributors who incur the expense and commitment for any post-sale obligations beyond stated warranty terms. Estimated returns, sales allowances or warranty charges are recognized upon shipment of a product. Shipping and handling costs are classified as a component of cost of goods sold.
WARRANTIES
Accruals necessary for product warranties are estimated based upon historical warranty costs and average time elapsed between purchases and returns for each division. Additional accruals are made for any significant, discrete warranty issues.
RESEARCH AND DEVELOPMENT
Research and development expenditures of $4.4 million in fiscal 2008, $2.6 million in fiscal 2007, and $2.5 million in fiscal 2006 were charged to cost of goods sold in the year incurred. Expenditures are principally composed of labor and material costs.
SHARE-BASED COMPENSATION
In fiscal 2003, the company began recording compensation expense related to its share-based compensation plans using the fair value method permitted by SFAS No. 123, Accounting for Stock-Based Compensation. On February 1, 2006, the company adopted SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) requires that the cash retained as a result of the tax deductibility of employee share-based awards be presented as a component of cash flows from financing activities in the consolidated statement of cash flows. In prior periods, the company reported these amounts as a component of cash flows from operating activities. The adoption of SFAS No. 123(R) has had no other effect on consolidated results of operations, financial condition, or cash flows.
INCOME TAXES
Deferred income taxes reflect temporary differences between assets and liabilities reported on the company’s balance sheet and their tax bases. These differences are measured using enacted tax laws and statutory tax rates applicable to the periods when the temporary differences will affect taxable income. Deferred tax assets are reduced by a valuation allowance to reflect realizable value, when necessary. Judgmental reserves are maintained for uncertain tax positions.
NEW ACCOUNTING STANDARDS
In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurement. The standard provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The statement is effective as of the beginning of the company’s 2009 fiscal year. The company does not expect the implementation of SFAS No. 157 to have a material impact on its consolidated results of operations, financial condition or cash flows.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for the beginning of the company’s 2009 fiscal year. The company does not expect the provisions of SFAS No. 159 to have a material impact on its consolidated results of operations, financial condition, or cash flows.
In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS No. 141 (R) requires an entity to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It also requires acquisition-related costs to be expensed as incurred, restructuring costs to generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period to impact income tax expense. The adoption of SFAS No. 141(R) will change the company’s accounting treatment for business combinations on a prospective basis beginning February 1, 2009.
RAVEN INDUSTRIES       37

NOTES TO FINANCIAL STATEMENTS (continued)
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS No. 160 changes the accounting and reporting for minority interests, which will be characterized as non-controlling interests and classified as a component of equity. The adoption of SFAS No. 160 is effective on a prospective basis beginning February 1, 2009. The company does not expect the provisions of SFAS No. 160 to have a material impact on its consolidated results of operations, financial condition, or cash flows.
Note 2. Selected Balance Sheet Information
Following are the components of selected balance sheet items:

	As of January 31
Dollars in thousands	2008	2007	2006

Accounts receivable, net:
Trade accounts	$36,831	$31,594	$29,547
Allowance for doubtful accounts	(293)	(258)	(257)

	$36,538	$31,336	$29,290

Inventories, net:
Finished goods	$4,975	$3,750	$3,504
In process	3,631	2,612	3,652
Materials	27,923	21,709	20,663

	$36,529	$28,071	$27,819

Other current assets:
Insurance policy benefit	$2,549	$651	$747
Prepaid expenses and other	406	617	334

	$2,955	$1,268	$1,081

Property, plant and equipment, net:
Land	$1,227	$1,227	$1,084
Buildings and improvements	21,523	21,494	16,662
Machinery and equipment	57,563	52,552	43,256
Accumulated depreciation	(44,570)	(39,009)	(35,400)

	$35,743	$36,264	$25,602

Other assets, net:
Amortizable assets:
Purchased technology	$2,300	$3,380	$3,380
Other intangibles	1,172	1,305	1,265
Accumulated amortization	(1,740)	(2,729)	(2,300)

	1,732	1,956	2,345
Deferred income taxes	2,540	1,607	318
Other, net	75	114	146

	$4,347	$3,677	$2,809

Accrued liabilities:
Salaries and benefits	$2,109	$1,722	$2,167
Vacation	2,415	2,212	2,119
401(k) contributions	1,184	1,109	1,049
Insurance obligations	4,010	1,743	1,632
Income taxes	—	265	808
Profit sharing	490	553	1,168
Warranty	684	397	569
Other	1,912	1,578	1,642

	$12,804	$9,579	$11,154

Other liabilities:
Long-term debt	$—	$—	$9
Postretirement benefits	5,246	5,032	1,709
Uncertain tax positions	2,232	—	—

	$7,478	$5,032	$1,718

Note 3. Supplemental Cash Flow Information

	For the years ended January 31
Dollars in thousands	2008	2007	2006

Changes in operating assets and liabilities, net of effects from acquisition and disposition of businesses and assets:
Accounts receivable	$(5,216)	$(2,097)	$(3,821)
Inventories	(8,403)	(262)	(4,356)
Prepaid expenses and other assets	218	(284)	(103)
Accounts payable	2,437	(1,770)	(2,688)
Accrued and other liabilities	2,648	(1,045)	3,021
Customer advances	129	78	(139)

	$(8,187)	$(5,380)	$(8,086)

Cash paid during the year for:
Income taxes	$14,068	$13,759	$12,806
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
For the years ended January 31, 2008, 2007, and 2006, the earn-out on the sales of Montgomery products was $298,000, $203,000, and $183,000, respectively, which was recorded as an increase in goodwill.
The operation is a component of the Flow Controls segment. The results of operations for the acquired business have been included in the consolidated financial statements since the date of acquisition. Pro forma earnings are not presented due to the immateriality of the effect of the acquisition to the company’s consolidated operations.
38       2008 ANNUAL REPORT

Note 5. Goodwill and Other Intangibles
Goodwill
The changes in the carrying amount of goodwill by reporting segment are shown below:

	Flow	Engineered	Electronic
Dollars in thousands	Controls	Films	Systems	Aerostar	Total

Balance at January 31, 2005	$4,940	$96	$433	$464	$5,933
Goodwill acquired during the year	285	—	—	—	285
Acquisition earn-outs	183	—	—	—	183

Balance at January 31, 2006	5,408	96	433	464	6,401
Acquisition earn-outs	203	—	—	—	203

Balance at January 31, 2007	5,611	96	433	464	6,604
Acquisition earn-outs	298	—	—	—	298

Balance at January 31, 2008	$5,909	$96	$433	$464	$6,902

Intangible Assets
Estimated future amortization expense based on the current carrying value of amortizable intangible assets for fiscal periods 2009 through 2013 is $398,000, $389,000, $357,000, $351,000, and $22,000, respectively. The company wrote-off $1.1 million of fully amortized intangible assets in fiscal 2008.
Note 6. Employee Retirement Benefits
The company has a 401(k) plan covering substantially all employees and contributed 3% of qualified payroll. The company’s contribution expense was $1,020,000, $935,000, and $892,000 for fiscal 2008, 2007 and 2006, respectively.
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
The incremental effect of applying SFAS No. 158 on the following balance sheet items as of January 31, 2007, was as follows:

	Impact of SFAS No. 158
Dollars in thousands	Before	Adjustment	After

Non-current deferred tax assets	$592	$1,015	$1,607
Total assets	118,749	1,015	119,764
Other liabilities	2,132	2,900	5,032
Accumulated other comprehensive income (loss)	(8)	(1,885)	(1,893)
Total shareholders’ equity	100,153	(1,885)	98,268
The accumulated benefit obligation for these benefits is shown below:

	For the years ended January 31
Dollars in thousands	2008	2007	2006

Benefit obligation at beginning of year	$5,213	$4,928	$2,722
Service cost	90	84	80
Interest cost	307	278	259
Actuarial (gain) loss	(2)	89	2,014

Total recognized in net and other comprehensive income	395

Retiree benefits paid	(161)	(166)	(147)

Benefit obligation at end of year	5,447	5,213	4,928
Less: unrecognized actuarial losses	—	—	(3,045)

Ending liability balance	$5,447	$5,213	$1,883

The liability and expense reflected in the balance sheet and income statement were as follows:

	For the years ended January 31
Dollars in thousands	2008	2007	2006

Beginning liability balance	$5,213	$1,883	$1,447
Employer expense	635	596	583
Other comprehensive income	(240)	—	—

Total recognized in net and other comprehensive income	395

Initial effect of adopting SFAS No. 158	—	2,900	—
Retiree benefits paid	(161)	(166)	(147)

Ending liability balance	5,447	5,213	1,883
Current portion	(201)	(181)	(174)

Long-term portion	$5,246	$5,032	$1,709

Assumptions used:
Discount rate	6.75%	6.00%	5.75%
Wage inflation rate	4.00%	4.00%	4.00%
The discount rate is based on matching rates of return on high-quality fixed-income investments with the timing and amount of expected benefit payments. No material fluctuations in retiree benefit payments are expected in future years.
The assumed health care cost trend rate for fiscal 2008 was 10.38% as compared to 9.64% and 9.39% assumed for fiscal 2007 and 2006. The impact of a one-percentage-point change in assumed health care rates would not be significant to the company’s income statement and would affect the ending liability balance by approximately $900,000. The rate to which the fiscal 2008 health care cost trend rate is assumed to decline is 5.25%, which is the ultimate trend rate. The fiscal year that the rate reaches the ultimate trend rate is expected to be fiscal 2028.
Note 7. Warranties
Changes in the warranty accrual were as follows:

	As of January 31
Dollars in thousands	2008	2007	2006

Beginning balance	$397	$569	$452
Accrual for warranties	1,390	1,317	958
Settlements made (in cash or in kind)	(1,103)	(1,489)	(841)

Ending balance	$684	$397	$569

RAVEN INDUSTRIES       39

NOTES TO FINANCIAL STATEMENTS (continued)
Note 8. Income Taxes
The reconciliation of income tax computed at the federal statutory rate to the company’s effective income tax rate was as follows:

	For the years ended
	January 31
Dollars in thousands	2008	2007	2006

Tax at U.S. federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of U.S. federal benefit	1.5	1.1	1.1
Tax benefit on qualified production activities	(2.1)	(1.0)	(1.0)
Tax credit for research activities	(0.7)	(0.5)	(0.1)
Other, net	0.5	(0.1)	0.3

	34.2%	34.5%	35.3%

Significant components of the company’s income tax provision were as follows:

	For the years ended January 31
Dollars in thousands	2008	2007	2006
Income taxes:
Currently payable	$15,201	$13,687	$14,041
Deferred	(779)	(293)	(809)

	$14,422	$13,394	$13,232

Deferred Tax Assets
Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s deferred tax assets and liabilities were as follows:

	As of January 31
Dollars in thousands	2008	2007	2006

Current deferred tax assets:
Accounts receivable	$105	$91	$88
Inventories	215	212	220
Accrued vacation	781	711	680
Insurance obligations	456	357	282
Other accrued liabilities	518	390	476

	2,075	1,761	1,746

Non-current deferred tax assets (liabilities):
Postretirement and other employee benefits	1,836	1,758	598
Depreciation and amortization	(478)	(405)	(439)
Net operating loss carryforward(a)	123	82	—
Uncertain tax positions	741	—	—
Other	318	172	159

	2,540	1,607	318

Net deferred tax asset	$4,615	$3,368	$2,064

(a)	The company’s Canadian operation incurred a $317,000 net operating loss that if unused will begin to expire in 2017.
Uncertain Tax Positions
Effective February 1, 2007, the company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). Upon adoption of FIN 48 the company recorded a net $716,000 increase in the liability for unrecognized tax benefits, which was recorded as a reduction to the February 1, 2007 beginning retained earnings balance. As of the adoption date, the company had gross unrecognized tax benefits of $1.3 million ($1.6 million including interest and penalties). The following table summarizes the activity related to the gross unrecognized tax benefits (excluding interest and penalties) for the year ended January 31, 2008:

Dollars in thousands
Balance as of February 1, 2007	$1,328
Increases related to current year tax positions	465

Balance as of January 31, 2008	$1,793

During the fiscal year ended January 31, 2008, there were no increases, decreases or settlements of uncertain tax positions related to prior years. The company does not expect any significant change in the amount of unrecognized tax benefits in the next fiscal year.
The total unrecognized tax benefits that, if recognized, would affect the company’s effective tax rate were $1.2 million and $0.9 million as of January 31, 2008 and February 1, 2007, respectively.
The company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. At January 31, 2008 and February 1, 2007, accrued interest and penalties were $439,000 and $264,000, respectively.
The company files tax returns, including returns for its subsidiaries, with various federal, state, and local jurisdictions. Uncertain tax positions are related to tax years that remain subject to examination. The company’s fiscal 2004 through 2007 U.S. tax returns remain subject to examination by federal tax authorities, and the company’s fiscal 2003 through 2007 state and local tax returns remain subject to examination by state and local authorities.
Note 9. Financing Arrangements
The company has an uncollateralized credit agreement providing a line of credit of $8.0 million with a maturity date of July 1, 2008, bearing interest at 1.00% under the prime rate. Letters of credit totaling $1.2 million have been issued under the line, primarily to support self-insured workers’ compensation bonding requirements. No borrowings were outstanding as of January 31, 2008, 2007 or 2006, and $6.8 million was available at January 31, 2008. The weighted-average interest rate for borrowing under the short-term credit line in fiscal 2006 was 5.63%. There were no borrowings under the credit line in fiscal years 2008 or 2007.
Wells Fargo Bank, N.A. provides the company’s line of credit and holds the company’s cash and cash equivalents. One member of the company’s board of directors is also on the board of directors of Wells Fargo & Co., the parent company of Wells Fargo Bank, N.A.
The company leases certain vehicles, equipment and facilities under operating leases. Total rent and lease expense was $268,000, $351,000, and $381,000 in fiscal 2008, 2007 and 2006, respectively. Future minimum lease payments under non-cancelable operating leases for fiscal periods 2009 to 2011 are $173,000, $139,000, and $115,000, respectively, with all leases scheduled to expire by fiscal 2011.
40       2008 ANNUAL REPORT

Note 10. Share-based Compensation
At January 31, 2008, the company had two share-based compensation plans, which are described below. The compensation cost for these plans was $904,000, $605,000, and $485,000 in fiscal 2008, 2007, and 2006, respectively. The related income tax benefit recorded in the income statement was $154,000, $110,000, and $58,000 for fiscal 2008, 2007, and 2006, respectively. Compensation cost capitalized as part of inventory at January 31, 2008, 2007, and 2006, was $54,000, $40,000 and $63,000, respectively.
2000 Stock Option and Compensation Plan
The company’s 2000 Stock Option and Compensation Plan, approved by the shareholders, is administered by the Personnel and Compensation Committee of the Board of Directors and allows for either incentive or non-qualified options with terms not to exceed 10 years. There are 438,125 shares of the company’s common stock reserved for future option grants under the plan at January 31, 2008. Options are granted with exercise prices not less than market value at the date of grant. The stock options vest over a four-year period and expire after five years. Options contain retirement and change in control provisions that may accelerate the vesting period. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The company uses historical data to estimate option exercise and employee termination within the valuation model.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions by grant year.

	For the years ended January 31
	2008	2007	2006

Risk-free interest rate	3.07%	4.45%	4.36%
Expected dividend yield	1.28%	1.29%	0.90%
Expected volatility factor	40.62%	38.97%	39.25%
Expected option term (in years)	4.25	4.25	4.25
Weighted average grant date fair value	$11.45	$9.51	$10.90
Information regarding option activity for the year ended January 31, 2008 is as follows:

				Weighted
				average
		Weighted	Aggregate	remaining
		average	intrinsic	contractual
	Number	exercise	value	term
	of options	price	(in 000s)	(years)

Outstanding at beginning of year	447,050	$18.89
Granted	75,400	34.50
Exercised	(147,769)	8.91
Forfeited	(1,650)	26.94

Outstanding at end of year	373,031	$25.96	$1,926	2.80

Options exercisable at end of year	182,250	$21.16	$1,652	1.78
The intrinsic value of a stock award is the amount by which the fair value of the underlying stock exceeds the exercise price of the award. The total intrinsic value of options exercised was $3.5 million, $3.7 million and $3.6 million during the years ended January 31, 2008, 2007 and 2006, respectively. As of January 31, 2008, the total compensation cost for non-vested awards not yet recognized in the company’s statements of income was $ 1.4 million, net of the effect of estimated forfeitures. This amount is expected to be recognized over a weighted average period of 2.56 years.
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
Stock units granted under this plan vest immediately and are expensed at the date of grant. Stock units are also accumulated if a director elects to defer the annual retainer paid for board service. When dividends are paid on the company’s common shares, stock units are added to the directors’ balances and a corresponding amount is removed from retained earnings. The intrinsic value of a stock unit is the fair value of the underlying shares.
Information regarding outstanding stock units for the year ended January 31, 2008, is as follows:

		Weighted
	Number	average
	of units	price

Outstanding at beginning of year	4,828	$28.43
Granted	3,846	36.40
Deferred retainers	1,099	36.40
Dividends	105	35.79
Converted into common shares	—	—

Outstanding at end of year	9,878	$30.02

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
RAVEN INDUSTRIES       41

NOTES TO FINANCIAL STATEMENTS (continued)
exercise prices were greater than the average market price of the company’s common stock during those periods. For fiscal 2008, 2007, and 2006, 90,338, 96,075, and 19,125 options, respectively, were excluded from the diluted net income per-share calculation. Details of the computation are presented below.

	For the years ended January 31
	2008	2007	2006

Numerator:
Net income (in thousands)	$27,802	$25,441	$24,262

Denominator:
Weighted average common shares outstanding	18,099,600	18,082,606	18,055,439
Weighted average stock units outstanding	8,580	3,602	—

Denominator for basic calculation	18,108,180	18,086,208	18,055,439

Weighted average common shares outstanding	18,099,600	18,082,606	18,055,439
Weighted average stock units outstanding	8,580	3,602
Dilutive impact of stock options	95,883	186,705	259,104

Denominator for diluted calculation	18,204,063	18,272,913	18,314,543

Net income per share — basic	$1.54	$1.41	$1.34
Net income per share — diluted	$1.53	$1.39	$1.32
Note 12. Business Segments and Major Customer Information
The company’s reportable segments are defined by their common technologies, production processes and inventories. These segments reflect the organization of the company into the three Raven divisions, each with a Divisional Vice President, and its Aerostar subsidiary.
Engineered Films produces rugged reinforced plastic sheeting for industrial, construction, manufactured housing and agriculture applications. Flow Controls, including Raven Canada and Raven GmbH, provides electronic and Global Positioning System (GPS) products for the precision agriculture, marine navigation and other niche markets. Electronic Systems is a total-solutions provider of electronics manufacturing services. Aerostar manufactures military parachutes, protective wear, custom-shaped inflatable products and high-altitude balloons for government and commercial research.
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
Business segment information is as follows:

	For the years ended January 31
Dollars in thousands	2008	2007	2006

ENGINEERED FILMS DIVISION
Sales	$84,783	$91,082	$82,794
Operating income	17,655	23,440	19,907
Assets	43,688	41,988	33,512
Capital expenditures	4,012	13,266	7,359
Depreciation & amortization	4,046	2,887	2,436
FLOW CONTROLS DIVISION
Sales	$64,291	$45,515	$47,506
Operating income	19,102	10,111	13,586
Assets	36,922	27,629	30,047
Capital expenditures	1,008	577	938
Depreciation & amortization	1,125	1,142	1,085
ELECTRONIC SYSTEMS DIVISION
Sales	$67,609	$66,278	$56,219
Operating income	10,349	10,850	8,916
Assets	25,865	25,175	20,191
Capital expenditures	1,077	1,357	1,612
Depreciation & amortization	1,237	1,086	871
AEROSTAR
Sales	$17,274	$14,654	$18,009
Operating income	1,506	707	2,133
Assets	9,857	8,161	6,837
Capital expenditures	156	812	179
Depreciation & amortization	499	375	359
REPORTABLE SEGMENTS TOTAL
Sales	$233,957	$217,529	$204,528
Operating income	48,612	45,108	44,542
Assets	116,332	102,953	90,587
Capital expenditures	6,253	16,012	10,088
Depreciation & amortization	6,907	5,490	4,751
CORPORATE & OTHER(a)
Operating (loss) from administrative expenses	$(7,467)	$(6,806)	$(7,258)
Assets	31,529	16,811	15,570
Capital expenditures	382	510	270
Depreciation & amortization	437	395	400
TOTAL COMPANY
Sales	$233,957	$217,529	$204,528
Operating income	41,145	38,302	37,284
Assets	147,861	119,764	106,157
Capital expenditures	6,635	16,522	10,358
Depreciation & amortization	7,344	5,885	5,151

(a)	Assets are principally cash, investments, deferred taxes and notes receivable.
Sales to a customer of the Electronic Systems segment accounted for 11% and 10% of consolidated sales in fiscal 2008 and 2007, respectively, and 14% of the company’s consolidated accounts receivable at January 31, 2008 and January 31, 2007. No customer accounted for more than 10% of the company’s consolidated sales or accounts receivable in fiscal 2006.
Sales to countries outside the United States, primarily to Canada, were as follows:

	For the years ended January 31
Dollars in thousands	2008	2007	2006

Flow Controls	$10,100	$7,100	$6,700
Engineered Films	1,800	2,000	1,300
Electronic Systems	6,900	8,700	8,000
Aerostar	1,300	900	800

Total foreign sales	$20,100	$18,700	$16,800

Note 13. Quarterly Information (Unaudited)
The company’s quarterly information is presented on page 30.
42       2008 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Raven Industries, Inc.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of Raven Industries, Inc. and its subsidiaries at January 31, 2008, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing on page 31 of the 2008 Annual Report to Shareholders in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As described in Note 6 to the consolidated financial statements, effective January 31, 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. As described in Note 8 to the consolidated financial statements, effective February 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes.
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
PricewaterhouseCoopers LLP
Minneapolis, Minnesota
March 20, 2008
RAVEN INDUSTRIES       43

INVESTOR INFORMATION
Annual Meeting
May 21, 2008, 9:00 a.m.
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
Dividend Policy
Our policy is to return about 30% of the company’s earnings to shareholders as a dividend. Each year our board of directors reviews Raven’s dividend. Fiscal 2008 represented the 21st-consecutive year we raised our annual dividend: a 22% increase to 44 cents per share.
Raven Web Site
www.ravenind.com
Stock Quotations
Listed on the Nasdaq NGS Stock Market—RAVN
Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Minneapolis, MN
Stock Transfer Agent & Registrar
Wells Fargo Bank, N.A.
161 N. Concord Exchange
P.O. Box 64854
South St. Paul, MN 55164-0854
Phone: 1-800-468-9716
Form 10-K
Upon written request, Raven Industries, Inc.’s Form 10-K for the fiscal year ended January 31, 2008, which has been filed with the Securities and Exchange Commission, is available free of charge.
Affirmative Action Plan
Raven Industries, Inc. and Aerostar International, Inc. are Equal Employment Opportunity Employers with approved affirmative action plans.
Direct inquires to:
Raven Industries, Inc.
Attention: Investor Relations
P.O. Box 5107
Sioux Falls, SD 57117-5107
Phone: 605-336-2750
Delivering Long-term Shareholder Value
If an investor purchased $100 of Raven stock on January 31, 2003, held it for the next five years and reinvested the dividends, its value would have increased to $419.77. This was a significant premium over the same investment in the S&P 1500 Industrial Index, which would have been worth $227.10, or in the Russell 2000 Index, which would have grown to $203.82.
FORWARD-LOOKING STATEMENTS
This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the expectations, beliefs, intentions or strategies regarding the future. Without limiting the foregoing, the words “anticipates,” “believes,” “expects,” “intends,” “may,” “plans” and similar expressions are intended to identify forward-looking statements. The company intends that all forward-looking statements be subject to the safe harbor provisions of the Private Securities Litigation Reform Act. Although management believes that the expectations reflected in forward-looking statements are based on reasonable assumptions, there is no assurance these assumptions are correct or that these expectations will be achieved. Assumptions involve important risks and uncertainties that could significantly affect results in the future. These risks and uncertainties include, but are not limited to, those relating to weather conditions, which could affect some of the company’s primary markets, such as agriculture and construction; or changes in competition, raw material availability, technology or relationships with the company’s largest customers — any of which could adversely affect any of the company’s product lines, as well as other risks described in Raven’s 10-K under Item 1A. This list is not exhaustive, and the company does not have an obligation to revise any forward-looking statements to reflect events or circumstances after the date these statements are made.