Form 10-K, Exhibit 13
period 2009-01-31
RAVEN INDUSTRIES INC
filed 2009-03-31
CIK 82166

ELEVEN-YEAR FINANCIAL SUMMARY
For the years ended January 31 Dollars in thousands except per-share data 2009 2008 2007
OPERATIONS FOR THE YEAR
Net sales Ongoing operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $279,913 $233,957 $217,529
Sold businesses(a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — —
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 279,913 233,957 217,529
Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67,881 59,148 54,882
Operating income Ongoing operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46,394 41,145 38,302
Sold businesses(a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — —
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46,394 41,145 38,302
Income before income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46,901 42,224 38,835
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 30,770 $ 27,802 $ 25,441
Net income as % of sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11.0% 11.9% 11.7% Net income as % of beginning equity. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26.0% 28.3% 30.1% Cash dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $31,884(b) $ 7,966 $ 6,507
FINANCIAL POSITION
Current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 98,073 $100,869 $ 73,219
Current liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23,322 22,108 16,464
Working capital. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 74,751 $ 78,761 $ 56,755
Current ratio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.21 4.56 4.45
Property, plant and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 35,880 $ 35,743 $ 36,264
Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 144,415 147,861 119,764
Long-term debt, less current portion. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — —
Shareholders’ equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $113,556 $118,275 $ 98,268
Long-term debt / total capitalization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.0% 0.0% 0.0% Inventory turnover (CGS / year-end inventory) . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.9 4.8 5.8
CASH FLOWS PROVIDED BY (USED IN)
Operating activities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 39,037 $ 27,151 $ 26,313
Investing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (7,000) (4,433) (18,664)
Financing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (36,969) (8,270) (10,277)
Increase (decrease) in cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . (5,005) 14,489 (2,626)
COMMON STOCK DATA
Net income per share—basic . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 1.71 $ 1.54 $ 1.41
Net income per share—diluted. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.70 1.53 1.39
Cash dividends per share . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.77(b) 0.44 0.36
Book value per share . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6.30 6.52 5.45
Stock price range during year High . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 47.82 $ 45.85 $ 42.70
Low. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20.60 26.20 25.46
Close. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 21.81 $ 30.02 $ 28.43
Shares and stock units outstanding, year-end (in thousands) . . . . . . . . . . . . . . . . 18,027 18,130 18,044
Number of shareholders, year-end . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8,268 8,700 8,992
OTHER DATA
Price / earnings ratio. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12.83 19.6 20.5
Average number of employees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,070 930 884
Sales per employee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 262 $ 252 $ 246
Backlog . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 80,361 $ 66,628 $ 44,237
All per-share, shares outstanding and market price data reflect the October 2004 two-for-one stock split, the January 2003 two-for-one stock split and the July 2001 three-for-two stock split. All other figures are as reported.
Price / earnings ratio is determined as closing stock price divided by net income per share—diluted.
Book value per share is computed by dividing total shareholders’ equity by the number of common shares and stock units outstanding. (a) In fiscal 2003, 2001, and 2000, the company sold its Beta Raven Industrial Controls, Plastic Tank, and Glasstite businesses, respectively.
16 RAVEN 2009 ANNUAL REPORT

2006 2005 2004 2003 2002 2001 2000 1999
$204,528 $168,086 $142,727 $119,589 $112,018 $113,360 $107,862 $108,408
— — — 1,314 6,497 19,498 42,523 46,798
204,528 168,086 142,727 120,903 118,515 132,858 150,385 155,206
53,231 43,200 33,759 27,515 23,851 21,123 24,217 24,441
37,284 27,862 21,981 16,861 13,788 7,417(d) 7,971 8,220
— — (355) 204 (613) 3,331(e) 2,606(f) 1,453
37,284 27,862 21,626 17,065 13,175 10,748 10,577 9,673
37,494 27,955 21,716 17,254 13,565 10,924 10,503 9,649
$24,262 $ 17,891 $ 13,836 $ 11,185 $ 8,847 $6,411(d)(e) $6,762(f) $ 6,182
11.9% 10.6% 9.7% 9.3% 7.5% 4.8% 4.5% 4.0% 36.7% 26.9% 23.8% 21.5% 18.4% 11.8% 10.9% 10.0% $5,056 $15,298(c) $ 3,075 $ 2,563 $ 2,371 $ 2,399 $ 2,895 $ 2,944
$71,345 $ 61,592 $ 55,710 $ 49,351 $ 45,308 $ 51,817 $ 55,371 $ 60,279
20,050 20,950 11,895 13,167 13,810 13,935 14,702 15,128
$51,295 $ 40,642 $ 43,815 $ 36,184 $ 31,498 $ 37,882 $ 40,669 $ 45,151
3.56 2.94 4.68 3.75 3.28 3.72 3.77 3.98
$25,602 $ 19,964 $ 15,950 $ 16,455 $ 14,059 $ 11,647 $ 15,068 $ 19,563
106,157 88,509 79,508 72,816 67,836 65,656 74,047 83,657
9 — 57 151 280 2,013 3,024 4,572
$84,389 $ 66,082 $ 66,471 $ 58,236 $ 52,032 $ 47,989 $ 54,519 $ 62,293
0.0% 0.0% 0.1% 0.3% 0.5% 4.0% 5.3% 6.8% 5.4 5.4 6.5 4.4 5.0 5.9 5.2 4.9
$21,189 $ 18,871 $ 19,732 $ 12,735 $ 18,496 $ 9,441 $ 10,375 $ 8,326
(11,435) (7,631) (4,352) (9,166) (13,152) 9,752 6,323 (3,127)
(6,946) (19,063) (6,155) (5,830) (8,539) (14,227) (16,326) (2,714)
2,790 (7,823) 9,225 (2,261) (3,195) 4,966 372 2,485
$1.34 $ 0.99 $ 0.77 $ 0.61 $ 0.48 $ 0.31 $ 0.26 $ 0.22
1.32 0.97 0.75 0.60 0.47 0.31 0.26 0.22
0.28 0.85(c) 0.17 0.14 0.13 0.12 0.11 0.10
4.67 3.67 3.68 3.21 2.82 2.53 2.32 2.21
$33.15 $ 26.94 $ 15.23 $ 9.20 $ 5.88 $ 3.48 $ 3.04 $ 3.79
16.54 13.08 7.56 4.38 3.02 1.88 2.25 2.54
$31.60 $ 18.38 $ 14.11 $ 7.91 $ 5.64 $ 3.04 $ 2.40 $ 2.67
18,072 17,999 18,041 18,133 18,424 18,956 23,496 28,164
9,263 6,269 3,560 2,781 2,387 2,460 2,749 3,014
23.9 18.9 18.8 13.2 12.1 9.8 9.2 12.4
845 835 787 784 858 1,082 1,369 1,507
$242 $ 201 $ 181 $ 154 $ 138 $ 123 $ 110 $ 103
$43,619 $ 43,646 $ 47,120 $ 42,826 $ 33,834 $ 38,239 $ 44,935 $ 47,431
(b) Includes a special dividend of $1.25 per share that was paid in fiscal 2009. (c) Includes a special dividend of $.625 per share that was paid in fiscal 2005.
(d) Includes $2.6 million of business repositioning charges, net of gains on plant sales, primarily in Electronic Systems and Aerostar. (e) Includes the $3.1 million pretax gain ($1.4 million net of tax) on the sale of the company’s Plastic Tank Division.
(f) Includes the $1.2 million pretax gain ($764,000 net of tax) on the sale of assets of the company’s Glasstite subsidiary.
RAVEN 2009 ANNUAL REPORT 17

FINANCIAL REVIEW AND ANALYSIS
Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is designed to enhance overall financial disclosure by providing management’s analysis of the key drivers of year-over-year changes in key financial statement elements, business segment results, and the impact of accounting principles on the company’s financial statements.
This discussion should be read in conjunction with the company’s January 31, 2009 financial statements and the accompanying notes.
The MD&A is organized as follows: 3 Executive Summary 3 Results of Operations—Segment Analysis 3 Outlook 3 Liquidity and Capital Resources 3 Off-balance Sheet Arrangements and Contractual Obligations 3 Critical Accounting Estimates 3 New Accounting Standards
EXECUTIVE SUMMARY
Raven Industries, Inc. is an industrial manufacturer providing a variety of products to customers within the industrial, agricultural, construction and military/aerospace markets, primarily in North America. The company operates in four business segments: Applied Technology (formerly Flow Controls), Engineered Films, Electronic Systems and Aerostar.
Management uses a number of metrics to assess the company’s performance: - Segment net sales, gross margin, and operating income - Consolidated net sales, gross margin, operating income, net income, and earnings per share - Capital expenditures - Return on sales, assets, and equity
The following discussion highlights the consolidated operating results. Segment operating results are more fully explained in the Results of Operations—Segment Analysis section.
Financial highlights for fiscal years ended January 31,
% % Dollars in thousands except per-share data 2009 change 2008 change 2007
Results of Operations
Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $279,913 20% $233,957 8% $217,529
Gross margins. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24.3% 25.3% 25.2% Operating income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 46,394 13% $ 41,145 7% $ 38,302
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 30,770 11% $ 27,802 9% $ 25,441
Diluted earnings per share . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 1.70 11% $ 1.53 10% $ 1.39
Free Cash Flow and Payments to Shareholders
Cash flow from operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 39,037 $ 27,151 $ 26,313
Capital expenditures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (8,001) (6,635) (16,522)
Free cash flow. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 31,036 $ 20,516 $ 9,791
Cash dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 31,884 $ 7,966 $ 6,507
Common stock repurchases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5,180 592 4,201
Cash returned to shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 37,064 $ 8,558 $ 10,708
Performance Measures
Return on net sales (net income / net sales) . . . . . . . . . . . . . . . . . . . . . . . . . 11.0% 11.9% 11.7% Return on average assets (net income / average assets). . . . . . . . . . . . . . . . 21.1% 20.8% 22.5% Return on beginning equity (net income / beginning equity) . . . . . . . . . . . . 26.0% 28.3% 30.1%
RAVEN 2009 ANNUAL REPORT 19

FINANCIAL REVIEW AND ANALYSIS (continued)
Results of Operations
The company posted record sales, operating income, net income, diluted earnings per share, and operating cash flow for fiscal 2009. The results were fueled by a strong agricultural market and new product introductions in the Applied Technology segment and, to a lesser extent, shipments under government contracts at Aerostar. The 20% increase in net sales is the result of year-over-year sales growth in Applied Technology (60%), Aerostar (57%), and Engineered Films (5%). The 13% rise in operating income is primarily the result of sales growth and positive operating leverage generated by Applied Technology. The increase in operating income fell short of the growth in sales as a result of negative operating leverage at Electronic Systems as sales volume slipped in the latest year due to the loss of a customer and the weak economy. In addition, Engineered Films margins contracted as competitive pricing pressures created by the slowdown in construction activity prevented the pass-through of increased plastic resin costs.
After three very strong quarters in fiscal 2009, the fourth quarter was significantly affected by the weakening economy and related declines in commodity prices. Fourth quarter sales of $59.9 million were up 3%, and net income was 22% lower than the fourth quarter of fiscal 2008. The collapse of construction and oil and gas drilling markets at Engineered Films pushed that segment into an operating loss. Weaker agricultural commodity prices reduced the growth rate in Applied Technology.
Fiscal 2008 consolidated net sales increased 8% to $234.0 million from $217.5 million in fiscal 2007. The agricultural market was improving during the year, and the resulting 41% increase in Applied Technology sales boosted profitability. Shipments of U.S. Army parachutes helped Aerostar’s turnaround from a relatively weak fiscal 2007 performance. A very strong fiscal 2007 at Engineered Films resulted from disaster film shipments that did not repeat in fiscal 2008. The company reported year-over-year improvements in operating income, net income, diluted earnings per share, and operating cash flow.
Free Cash Flow and Payments to Shareholders
The company continues to generate strong free cash flow as a result of solid earnings, excellent cash flow from operations, and modest capital expenditures. During fiscal 2009, $37.1 million was returned to shareholders through stock repurchases, quarterly dividends and a special dividend of $22.5 million paid in November 2008.
Performance Measures
The company continues to generate solid returns on net sales, average assets and beginning equity, which are important gauges of Raven’s ability to efficiently produce profits. The return on sales dropped from 11.9% in fiscal 2008 to 11.0% in fiscal 2009, primarily as a result of pricing pressures at Engineered Films.
RESULTS OF OPERATIONS—SEGMENT ANALYSIS
Applied Technology
Applied Technology provides electronic and Global Positioning System (GPS) products designed to reduce operating costs and improve yields for the agriculture market.
Financial highlights for fiscal years ended January 31, % % Dollars in thousands 2009 change 2008 change 2007
Applied Technology
Net sales. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $103,098 60% $64,291 41% $45,515
Gross margins. . . . . . . . . . . . . . . . . . . . . . . . . . . . 40.2% 37.9% 32.1% Operating income . . . . . . . . . . . . . . . . . . . . . . . . . $ 33,884 77% $19,102 89% $10,111
Fiscal 2009 net sales of $103.1 million increased $38.8 million (60%) and operating income of $33.9 million increased $14.8 million (77%) over fiscal 2008.
Fiscal 2009 fourth quarter net sales of $19.6 million increased $3.0 million (18%) and operating income of $5.3 million increased $752,000 (17%) over fourth quarter fiscal 2008 levels.
20 RAVEN 2009 ANNUAL REPORT

Several factors contributed to the strong fourth quarter and fiscal 2009 results:
- Healthy global farm fundamentals. Commodity prices were strong through the first nine months of the year but fell from their highs; however, agricultural market fundamentals remained strong and continued to influence growers’ capital investment decisions, increasing demand for Applied Technology precision agriculture equipment.
- Investments in select global markets. International sales increased to 17% of segment sales in fiscal 2009 compared with 16% in fiscal 2008—during a period of 60% overall sales growth.
- Increased acceptance of precision agriculture. Double-digit year-over-year sales growth was achieved for all product categories (standard, precision, steering, and Autoboom™) reflecting strong customer demand for flagship sprayer products as well as newer products such as the Cruizer™, a simple and affordable guidance system targeted at new entrants to the precision agriculture market.
- Positive operating leverage. Gross margins of 40.2% in fiscal 2009 compared favorably to fiscal 2008 gross margins of 37.9%. Fiscal 2009 selling expense was $7.5 million, or 7.3% of net sales, compared with fiscal 2008 selling expense of $5.3 million, or 8.2% of net sales. These improvements reflect positive operating leverage generated through increased sales volume.
Fiscal 2008 net sales of $64.3 million increased $18.8 million (41%) and operating income of $19.1 million rose $9.0 million (89%) over fiscal 2007.
Fiscal 2008 results were primarily attributable to the following: - Healthy global farm fundamentals. Worldwide agricultural conditions were strong as a result of record prices for corn, soybeans and other feed grains.
- Investments in select global markets. Fiscal 2008 international sales increased 43% from fiscal 2007 as a result of sales and marketing expenditures in select global markets.
- Increased acceptance of precision agriculture. Standard sprayer control system deliveries were solid throughout the period, led by strong demand for anhydrous ammonia control systems.
- Positive operating leverage. Gross margins of 37.9% in fiscal 2008 compared favorably to fiscal 2007 gross margins of 32.1%. Fiscal 2008 selling expenses were $5.3 million or 8.2% of net sales compared with fiscal 2007 selling expenses of $4.5 million or 9.9% of net sales. These improvements reflect positive operating leverage generated through increased sales volume.
Engineered Films
Engineered Films produces rugged reinforced plastic sheeting for industrial, construction, geomembrane and agricultural applications.
Financial highlights for fiscal years ended January 31,
% % Dollars in thousands 2009 change 2008 change 2007
Engineered Films
Net sales. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $89,858 5% $85,316 (6%) $91,082
Gross margins. . . . . . . . . . . . . . . . . . . . . . . . . . . 16.1% 24.8% 29.4% Operating income . . . . . . . . . . . . . . . . . . . . . . . . $10,919 (38%) $17,739 (24%) $23,440
Fiscal 2009 net sales of $89.9 million increased $4.5 million (5%) while operating income of $10.9 million decreased $6.8 million (38%) versus fiscal 2008.
RAVEN 2009 ANNUAL REPORT 21

FINANCIAL REVIEW AND ANALYSIS (continued)
Fiscal 2009 results were primarily due to the following:
3 Sales volume. Sales increased as a result of higher volume coupled with a modest increase in selling prices. Strong sales of pit and pond lining films to the oil and gas market and higher agriculture sales were partially offset by a decline in sales to the manufactured housing market.
3 Margin contraction. Depressed margins reflected volatile material costs, increased price competition, and poor economic conditions. Competitive pricing pressures, especially in the construction market, hindered the ability to pass on higher resin costs. This meant production costs outpaced increases in selling prices. Gross margins decreased from 24.8% in fiscal 2008 to 16.1% in fiscal 2009.
3 Selling expenses. Fiscal 2009 selling expenses of $3.5 million were relatively flat year-over-year.
Fiscal 2009 fourth quarter net sales of $14.5 million decreased $5.7 million (28%) from the fourth quarter of fiscal 2008. In addition, the segment posted a fourth quarter fiscal 2009 operating loss of $178,000 compared with operating income of $3.4 million in the fourth quarter of fiscal 2008.
Fiscal 2009 fourth quarter results were affected by the following;
- Global recession. Dysfunctional credit markets and plunging asset values resulted in weak economic activity in the fourth quarter of fiscal 2009. As a result of the reduction in economic activity, energy prices plunged, leading to the decline in the oil and gas exploration market. Similarly, as the flow of credit slowed and economic uncertainty rose, the commercial construction markets suffered. Consequently, the two largest markets for Engineered Films were both depressed in the quarter.
- Sales volume. Fourth quarter 2009 sales to the energy and construction markets fell nearly 30% below fourth quarter fiscal 2008 levels due to the factors mentioned above.
- Margin contraction. Lower sales volume resulted in negative operating leverage, and margins were depressed by high-cost raw materials purchased prior to the precipitous drop in commodity prices.
Fiscal 2008 net sales of $85.3 million decreased $5.8 million (6%) and operating income of $17.7 million was down $5.7 million (24%) from fiscal 2007.
Fiscal 2008 results were driven by the following:
- Sales volume. Strong sales of pit and pond lining films to the oil and gas market were led by increased drilling activity, reflecting high oil and gas prices. Increased shipments of vapor retarders resulted from higher market share and industry growth. These increases were offset by a $9.9 million decrease in disaster film shipments due to a benign hurricane season. Sales declined to the manufactured housing market due to the economic challenges faced by that industry.
- Margin contraction. Selling prices decreased approximately 3% from fiscal 2007 despite higher raw material costs. Competitive pricing pressures prevented the pass-through of increased resin costs in the form of higher selling prices.
- Overhead. Increased depreciation and start-up costs associated with new extruders that were placed into service during the first and second quarters of fiscal 2008 negatively affected fiscal 2008 gross margins compared with one year earlier.
- Selling expenses. Fiscal 2008 selling expenses of $3.4 million were unchanged from fiscal 2007, reflecting lower personnel costs offset by increased product development expense.
22 RAVEN 2009 ANNUAL REPORT

Electronic Systems
Electronic Systems is a total-solutions provider of electronics manufacturing services, primarily to North American original equipment manufacturers.
Financial highlights for fiscal years ended January 31,
% % Dollars in thousands 2009 change 2008 change 2007
Electronic Systems
Net sales. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $61,983 (9%) $67,987 3% $66,278
Gross margins. . . . . . . . . . . . . . . . . . . . . . . . . . . 11.3% 16.9% 18.0% Operating income . . . . . . . . . . . . . . . . . . . . . . . . $ 5,926 (43%) $10,365 (4%) $10,850
Fiscal 2009 net sales of $62.0 million decreased $6.0 million (9%) and operating income of $5.9 million declined $4.4 million (43%) from fiscal 2008.
Fiscal 2009 fourth quarter net sales of $16.1 million were off $450,000 (3%) and operating income of $2.2 million increased $299,000 (15%) from fourth quarter fiscal 2008.
The fiscal 2009 fourth quarter and full-year comparative results reflected the following:
- Slower consumer spending. Hand-held bed control shipments have been negatively affected by lower consumer spending on non-essential home-related products, indicating the influence of financial uncertainty on consumer sentiment and a soft construction market.
- Loss of a customer. Prior year results included $7 million of sales to a former customer (which was acquired) and a profitable non-repeat close-out order. - Increased sales of aviation electronics. Strong sales of avionics partially offset the negative impact of the factors mentioned earlier.
- Negative operating leverage. Gross margins suffered as a result of negative operating leverage on lower sales and a less favorable product mix. Third and fourth quarter operating expenses were reduced by consolidating manufacturing space, which led to improved gross margins in the second half of the year.
- Selling expenses. Selling expenses of $1.1 million (1.7% of sales) were consistent with the prior year.
Fiscal 2008 net sales of $68.0 million increased $1.7 million (3%) and operating income of $10.4 million decreased $485,000 (4%) versus fiscal 2007.
Fiscal 2008 comparative results were primarily due to the following: - Slower consumer spending. Hand-held bed control shipments decreased as a result of lower consumer spending on non-essential home-related products. - Increased sales of aviation electronics. Strong sales of avionics partially offset the negative impact of slower consumer spending. - Product mix. Gross profit margins were negatively affected by a less favorable product mix. - Selling expense. Selling expenses of $1.2 million (1.7% of sales) were consistent with the prior year.
RAVEN 2009 ANNUAL REPORT 23

FINANCIAL REVIEW AND ANALYSIS (continued)
Aerostar
Aerostar manufactures military parachutes, protective wear, custom-shaped inflatable products, and high-altitude aerostats for government and commercial research.
Financial highlights for fiscal years ended January 31, % % Dollars in thousands 2009 change 2008 change 2007
Aerostar
Net sales. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $27,186 57% $17,290 18% $14,654
Gross margins. . . . . . . . . . . . . . . . . . . . . . . . . . . 18.7% 12.8% 10.4% Operating income . . . . . . . . . . . . . . . . . . . . . . . . $ 4,219 180% $ 1,506 113% $ 707
Fiscal 2009 net sales of $27.2 million increased $9.9 million (57%) and operating income of $4.2 million rose $2.7 million (180%) over fiscal 2008.
Fourth quarter fiscal 2009 net sales of $10.2 million and operating income of $1.8 million compared favorably with fourth quarter fiscal 2008 net sales of $5.6 million and operating income of $689,000.
Fiscal 2009 fourth quarter and full-year comparative results were primarily attributable to the following:
- Government contracts. Shipments of protective wear and MC-6 parachutes increased year-over-year. Deliveries under the $20.7 million MC-6 Army parachute and $6.5 million protective wear contract began in the fourth quarter of fiscal 2008. Fourth quarter 2009 parachute sales included nearly $3 million of deliveries that were delayed from the prior quarter.
- Positive operating leverage. Gross margins of 18.7% in fiscal 2009 compared favorably with gross margins of 12.8% in fiscal 2008, bolstered by increased MC-6 Army parachute and protective wear shipments.
- Selling expenses. Fiscal 2009 selling expenses of $860,000 were 3.2% of net sales compared with 4.1% of net sales in fiscal 2008, reflecting the benefits of a higher sales volume.
Fiscal 2008 net sales of $17.3 million increased $2.6 million (18%) and fiscal 2008 operating income grew $799,000 (113%) over fiscal 2007.
Fiscal 2008 comparative results were primarily attributable to the following: - Government contracts. Regular shipments of protective wear and MC-6 parachutes began in the fourth quarter of fiscal 2008.
- Positive operating leverage. Gross margins of 12.8% in fiscal 2008 compared favorably with gross margins of 10.4% in fiscal 2007. This reflected increased MC-
6 Army parachute and protective wear shipments and higher research balloon profits.
- Selling expenses. Fiscal 2008 selling expenses were 4.1% of net sales compared with 5.6% of net sales in fiscal 2007, showing the benefits of increased sales volume.
Corporate Expenses (administrative expenses, income taxes, and interest income and other, net)
Dollars in thousands 2009 2008 2007
Administrative expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $8,502 $7,467 $6,806
Administrative expenses as a % of sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.0% 3.2% 3.1% Interest income and other, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 507 $1,079 $ 533
Effective tax rate. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34.4% 34.2% 34.5%
Administrative expenses increased 14% in fiscal 2009 compared with fiscal 2008, as a result of higher compensation and professional service expense. Administrative expenses rose 10% in fiscal 2008 compared with fiscal 2007, and were primarily driven by higher compensation expense.
24 RAVEN 2009 ANNUAL REPORT

Fiscal 2009 “interest income and other, net” declined 53% from fiscal 2008, primarily as a result of lower interest income due to a decrease in interest rates. Fiscal 2008 “interest income and other, net” increased over 2007 as a result of higher average cash, cash equivalent, and short-term investment balances.
The effective tax rate for fiscal 2009 was 34.4%, versus 34.2% for fiscal 2008 and 34.5% for fiscal 2007. The fiscal 2009 and 2008 tax rates were favorably affected by an increase in the U.S. federal tax deduction from income attributable to manufacturing activities, partially offset by higher state and local taxes.
OUTLOOK
Management anticipates a challenging and uncertain year in fiscal 2010. Sales and earnings are expected to fall short of the record levels achieved in fiscal 2009.
The company’s outlook includes a continued downturn for the economy in fiscal 2010, and it factors in a long and slow recovery. Management intends to focus on optimizing performance regardless of the economic situation, and being ready to take advantage of opportunities as they present themselves. For the near term, this means growing the business at previous target rates is no longer the imperative.
To preserve the resources that could be depleted by a recession, management plans to implement a new three-part strategy. First: protect the core. This means getting rid of everything that is non-core (from assets to product lines), defending core assets (such as businesses that have performed well in the past but will struggle in a recession), protecting core values and beliefs, and continuing to pay dividends to shareholders. Second: generate and preserve cash. This includes controlling the balance sheet and improving working capital turnover through tactics such as increasing inventory turns and cutting expenses. Third: continue to invest in quality initiatives when it comes to customers, suppliers, products and R&D.
Applied Technology
Applied Technology will seek to capitalize on previous investments in product development and domestic and international expansion. It plans to accomplish this by leveraging its position as a total precision solutions provider (GPS steering devices, planting and spraying controls and data collection) and by capitalizing on increased acceptance of precision agriculture as an essential means of softening the impact of volatile input costs.
Engineered Films
Engineered Films was severely affected by the freefall in fiscal 2009 fourth quarter business activity, reflecting the global recession, plunging oil prices and a drop in construction activity. This business depends on increased penetration of existing markets and the introduction of innovative products. The segment continues to market new products such as FeedFresh™ sileage covers and VaporBlock Plus™ radon barriers. Ultimately, Engineered Films is dependent on the reversal of the severe economic contraction, particularly in the oil and gas drilling and construction markets.
Electronic Systems
Sales of printed circuit board assemblies for the aviation industry and secure communication devices for government agencies are expected to be more recession-resistant than consumer bed control sales.
Aerostar
Continued shipments under the MC-6 Army parachute contract, and sales of high-altitude airships and aerostats are expected to be relatively secure from the current recession.
RAVEN 2009 ANNUAL REPORT 25

FINANCIAL REVIEW AND ANALYSIS (continued)
LIQUIDITY AND CAPITAL RESOURCES
Cash Position
Cash, cash equivalents, and short-term investments totaled $16.3 million at January 31, 2009, a $6.5 million decrease from $22.8 million on the same date in 2008. Management expects that current cash, combined with continued positive operating cash flows and the company’s short-term line of credit, will be sufficient to fund day-to-day operations. Raven’s uncollateralized credit agreement provides an $8.0 million line of credit. The credit line is expected to be renewed during fiscal 2010, as the maturity date on the current line of credit is July 1, 2009. Management anticipates that its capital spending in fiscal 2010 will not exceed $6 million. The company’s cash needs are seasonal, with working capital demands strongest in the first quarter.
Operating Activities
Fiscal 2009 cash provided by operating activities was $39.0 million, an increase of $11.9 million from $27.2 million in fiscal 2008. The improvement in fiscal 2009 operating cash flows versus one year earlier was due primarily to company earnings, improved inventory levels and a higher accounts payable balance. Inventory declined to $36.0 million in fiscal 2009 from $36.5 million in fiscal 2008. Lower Engineered Films inventories were partially offset by higher levels at Applied Technology. Accounts payable at January 31, 2009, of $9.4 million was up 13% from one year ago, reflecting more favorable payment terms. Partially offsetting these cash flow improvements was cash consumed to finance higher accounts receivable. Accounts receivable rose from $36.5 million in fiscal 2008 to $40.3 million at January 31, 2009, with Applied Technology sales growth and seasonal payment terms offered to the agricultural market accounting for the majority of the increase. Fiscal 2009 bad debt expense of $629,000 was up $538,000 from the prior year. This reflected specific customer receivable writeoffs, as well as additional reserves for increased international exposure.
Fiscal 2008 cash provided by operating activities was $27.2 million, an $838,000 increase compared with operating cash inflows in fiscal 2007. The fiscal 2008 improvement was due primarily to company earnings and increases in the accounts payable and accrued liabilities balances at year-end, partially offset by higher inventory and accounts receivable levels. As of January 31, 2008, accounts receivable and inventory balances increased by $5.2 million and $8.5 million, respectively, in support of Applied Technology growth.
Investing Activities
Cash used in investing activities was $7.0 million in fiscal 2009, $4.4 million in fiscal 2008, and $18.7 million in 2007. The change between fiscal 2009 and 2008 was primarily due to higher capital expenditures to support the increased manufacturing requirements of Applied Technology. The change between fiscal 2008 and 2007 was mostly due to a fluctuation in capital investment. Fiscal 2008 capital expenditures of $6.6 million decreased from the prior year’s $16.5 million, when $13.3 million was invested in Engineered Films manufacturing capacity and facilities. As part of the company’s strategy to preserve cash, capital expenditures are expected to be less than $6 million in fiscal 2010, and that will be closely monitored.
26 RAVEN 2009 ANNUAL REPORT

Financing Activities
Cash consumed by financing activities was $37.0 million in fiscal 2009, $8.3 million in fiscal 2008, and $10.3 million in fiscal 2007. The change between fiscal 2009 and 2008 was the result of an increase in dividends and stock repurchases. The fiscal 2009 quarterly dividend of 13 cents per share increased from 11 cents per share one year earlier. In addition to the quarterly dividend, a special dividend of $1.25 per share was paid during the fourth quarter of fiscal 2009. The special dividend was in response to the company’s strong cash position and commitment to return excess cash to shareholders. The change between fiscal 2008 and fiscal 2007 was due to a reduction in repurchases of the company’s stock, partially offset by an increase in the quarterly dividend. Repurchases of the company’s common stock totaled $5.2 million (161,100 shares) in fiscal 2009, $592,000 (20,150 shares) in fiscal 2008, and $4.2 million (146,247 shares) in fiscal 2007. The company has suspended repurchases of common stock, which, along with lower expected capital investments, is expected to help protect quarterly dividend payments throughout fiscal 2010.
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
As of January 31, 2009, the company is obligated to make cash payments in connection with its non-cancelable operating leases for facilities and equipment, and unconditional purchase obligations—primarily for raw materials—in the amounts listed below. The company has no off-balance sheet debt or other unrecorded obligations other than the items noted in the following table. In addition to the commitments noted there, standby letters of credit totaling $1.3 million have been issued, primarily to support self-insured workers compensation bonding requirements. In the event the bank chooses not to renew the company’s line of credit, the letters of credit would cease and alternative methods of support for the insurance obligations would be necessary, would be more expensive, and would require additional cash outlays. Management believes the chances of this are remote. A summary of the obligations and commitments at January 31, 2009, and for the next five years is shown below.
More Less than 1-3 3-5 than Dollars in thousands Total 1 year years years 5 years Contractual Obligations:
Line of credit(a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $— $— $— $— $—
Operating leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 462 264 198 — —
Postretirement benefits. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,840 203 479 546 3,612
Unconditional purchase obligations . . . . . . . . . . . . . . . . . . . . . . . . . . 39,034 39,034 — — —
Uncertain tax positions(b). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — — — —
$44,336 $39,501 $677 $546 $3,612
(a) $8.0 million line bears interest at 2.25% as of January 31, 2009, and expires July 2009. The line of credit is reduced by outstanding letters of credit totaling $1.3 million.
(b) The total liability for uncertain tax positions under FIN 48 at January 31, 2009, was $2.9 million. The company is not able to reasonably estimate the timing of future payments relating to non-current tax benefits.
RAVEN 2009 ANNUAL REPORT 27

FINANCIAL REVIEW AND ANALYSIS (continued)
CRITICAL ACCOUNTING ESTIMATES
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
Inventories
Raven’s most significant accounting judgment is determining inventory value at the lower of cost or market. The company estimates inventory valuation each quarter. Typically, when a product reaches the end of its lifecycle, inventory value declines slowly or the product has alternative uses. Management uses its manufacturing resources planning data to help determine if inventory is slow-moving or has become obsolete due to an engineering change. The company closely reviews items that have balances in excess of the prior year’s requirements or that have been dropped from production requirements. Despite these reviews, technological or strategic decisions made by management or the company’s customers may result in unexpected excess material. In Electronic Systems, the company typically has recourse to customers for obsolete or excess material. When Electronic Systems customers authorize inventory purchases, especially with long lead-time items, they are required to take delivery of unused material or compensate the company accordingly. In every Raven operating unit, management must manage obsolete inventory risk. The accounting judgment ultimately made is an evaluation of the success that management will have in controlling inventory risk and mitigating the impact of obsolescence when it does occur.
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
28 RAVEN 2009 ANNUAL REPORT

Goodwill and Long-lived Assets
Management periodically assesses goodwill and other long-lived assets for impairment—or more frequently if events or changes in circumstances indicate that an asset might be impaired—using fair value measurement techniques. For goodwill, Raven performs impairment reviews annually by reporting units, which are the company’s reportable segments. The one exception is Aerostar’s high-altitude research balloon operation, which is evaluated independently from Aerostar’s other operations. Estimates of fair value are primarily determined using discounted cash flows, market comparisons and recent transactions. These valuation methodologies use significant estimates and assumptions, which include projected future cash flows, including timing and the risks inherent in future cash flows, perpetual growth rates, and determination of appropriate market comparables.
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
NEW ACCOUNTING STANDARDS
At the beginning of fiscal 2009, the company adopted SFAS No. 157, Fair Value Measurement. The standard provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability, and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The adoption of SFAS No. 157 did not have a material impact on the company’s consolidated results of operations, financial condition or cash flows.
At the beginning of fiscal 2009, the company adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. The adoption of SFAS No. 159 did not have a material impact on the company’s consolidated results of operations, financial condition or cash flows.
At the beginning of fiscal 2009, the company adopted SFAS No. 141(R), Business Combinations, which changes the accounting for business acquisitions. SFAS No. 141(R) requires an entity to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It also requires acquisition-related costs to be expensed as incurred, restructuring costs to generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period to affect income tax expense. SFAS No. 141(R) had no immediate impact upon adoption by the company, but will affect business combinations closing after February 1, 2009.
In March 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. SFAS No. 161 requires enhanced disclosures about (a) how and why derivative instruments are used, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The company does not anticipate that the adoption of SFAS No. 161 will have a material effect on its consolidated results of operations, financial condition or cash flows.
In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, Goodwill and Other Intangible
Assets. The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets, and (2) intangible assets acquired in both business combinations and asset acquisitions. Under FSP No. FAS 142-3, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. FSP No. FAS 142-3 is effective as of the beginning of the company’s 2010 fiscal year. The company does not anticipate that the adoption of FSP No. 142-3 will have a material effect on its consolidated results of operations or financial condition.
RAVEN 2009 ANNUAL REPORT 29

MONTHLY CLOSING STOCK PRICE AND VOLUME
QUARTERLY INFORMATION (UNAUDITED)
Net Income Common Stock Cash Gross Operating Pretax Net Per Share(a) Market Price Dividends Dollars in thousands except per-share data Net Sales Profit Income Income Income Basic Diluted &nb sp; High Low Per Share FISCAL 2009 First Quarter . . . . . $ 75,166 $22,015 $16,641 $16,759 $10,882 $0.60 $0.60 $32.80 $25.94 $0.13 Second Quarter . . . 69,278 15,786 10,312 10,488 6,815 0.38 0.38 39.50 29.46 0.13 Third Quarter . . . . . 75,538 18,001 12,371 12,548 8,385 0.47 0.46 47.82 25.79 0.13 Fourth Quarter. . . . 59,931 12,079 7,070 7,106 4,688 0.26 0.26 33.24 20.60 1.38(b) Total Year . . . . . . . . $279,913 $67,881 $46,394 $46,901 $30,770 $1.71 $1.70 $47.82 $20.60 $1.77
FISCAL 2008 First Quarter. . . . . . . $ 58,103 $17,374 $12,838 $13,025 $ 8,540 $0.47 $0.47 $30.84 $26.20 $0.11
Second Quarter . . . . 55,653 13,407 8,543 8,857 5,843 0.32 0.32 39.36 28.39 0.11
Third Quarter . . . . . . 61,842 15,299 10,940 11,254 7,398 0.41 0.41 45.85 33.42 0.11
Fourth Quarter . . . . . 58,359 13,068 8,824 9,088 6,021 0.33 0.33 42.75 27.57 0.11
Total Year . . . . . . . . . $233,957 $59,148 $41,145 $42,224 $27,802 $1.54 $1.53 $45.85 $26.20 $0.44
FISCAL 2007 First Quarter. . . . . . . $ 58,465 $15,891 $11,477 $11,615 $ 7,502 $0.41 $0.41 $42.16 $31.22 $0.09
Second Quarter . . . . 50,381 12,183 7,872 7,937 5,127 0.28 0.28 42.70 25.89 0.09
Third Quarter . . . . . . 57,435 14,480 10,540 10,713 6,968 0.39 0.38 32.64 25.89 0.09
Fourth Quarter . . . . . 51,248 12,328 8,413 8,570 5,844 0.32 0.32 35.35 25.46 0.09
Total Year . . . . . . . . . $217,529 $54,882 $38,302 $38,835 $25,441 $1.41 $1.39 $42.70 $25.46 $0.36
(a) Net income per share is computed discretely by quarter and may not add to the full year.
(b) A special dividend of $1.25 per share was paid during the fourth quarter of fiscal 2009.
30 RAVEN 2009 ANNUAL REPORT

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
Management has assessed our internal control over financial reporting in relation to criteria described in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, we concluded that, as of January 31, 2009, our internal control over financial reporting was effective.
The effectiveness of our internal control over financial reporting as of January 31, 2009, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears on page 43 of this Annual Report.
Ronald M. Moquist Thomas Iacarella
President & Chief Executive Officer Vice President & Chief Financial Officer
March 24, 2009
RAVEN 2009 ANNUAL REPORT 31

CONSOLIDATED BALANCE SHEETS
As of January 31 Dollars in thousands, except per-share data 2009 2008 2007
ASSETS
Current assets Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 16,267 $ 21,272 $ 6,783
Short-term investments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 1,500 4,000
Accounts receivable, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 40,278 36,538 31,336
Inventories, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35,977 36,529 28,071
Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,542 2,075 1,761
Other current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,009 2,955 1,268
Total current assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 98,073 100,869 73,219
Property, plant and equipment, net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35,880 35,743 36,264
Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7,450 6,902 6,604
Other assets, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,012 4,347 3,677
Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $144,415 $147,861 $119,764
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 9,433 $ 8,374 $ 6,093
Accrued liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13,281 12,804 9,579
Customer advances. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 608 930 792
Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23,322 22,108 16,464
Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7,537 7,478 5,032
Commitments and contingencies Shareholders’ equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 113,556 118,275 98,268
Common shares, par value $1.00 per share Authorized—100,000,000 Outstanding—2009: 18,012,251; 2008: 18,120,513 2007: 18,039,223 Total liabilities and shareholders’ equity . . . . . . . . . . . . . . . . . . . . . $144,415 $147,861 $119,764
The accompanying notes are an integral part of the consolidated financial statements.
32 RAVEN 2009 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME
For the years ended January 31 Dollars in thousands, except per-share data 2009 2008 2007
Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $279,913 $233,957 $217,529
Cost of goods sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 212,032 174,809 162,647
Gross profit. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67,881 59,148 54,882
Selling, general and administrative expenses . . . . . . . . . . . . . . . . . . . . 21,487 18,003 16,580
Operating income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46,394 41,145 38,302
Interest income and other, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (507) (1,079) (533)
Income before income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46,901 42,224 38,835
Income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16,131 14,422 13,394
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 30,770 $27,802 $ 25,441
Net income per common share:
— Basic . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 1.71 $1.54 $ 1.41
— Diluted. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 1.70 $1.53 $ 1.39
The accompanying notes are an integral part of the consolidated financial statements.
RAVEN 2009 ANNUAL REPORT 33

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
Accumulated other $1 Par comprehensive common Paid-in Treasury stock Retained income Dollars in thousands, except per-share data stock capital Shares Cost earnings (loss) Total Balance January 31, 2006 . . . . . . . . . . . $32,194 $ 1,401 (14,121,186) $(43,389) $94,170 $ 13 $ 84,389
Net income . . . . . . . . . . . . . . . . . . . . — — — — 25,441 — 25,441
Foreign currency translation . . . . . . . — — — — — (21) (21)
Total comprehensive income. . . . . . . 25,420
Adoption of SFAS No.158, net of $1,015 income tax . . . . . . . — — — — — (1,885) (1,885)
Dividends ($.36 per share) . . . . . . . . — 1 — — (6,508) — (6,507)
Purchase of stock . . . . . . . . . . . . . . . — — (146,247) (4,201) — — (4,201)
Stock surrendered upon exercise of stock options . . . . . . . . . . . . . . (28) (854) — — — — (882)
Employees’ stock options exercised . 141 718 — — — — 859
Share-based compensation. . . . . . . . — 605 — — — — 605
Tax benefit from exercise of stock options . . . . . . . . . . . . . . — 470 — — — — 470
Balance January 31, 2007 . . . . . . . . . . . 32,307 2,341 (14,267,433) (47,590) 113,103 (1,893) 98,268
Net income . . . . . . . . . . . . . . . . . . . . — — — — 27,802 — 27,802
Postretirement benefits, net of $84 income tax. . . . . . . . . . — — — — — 156 156
Foreign currency translation . . . . . . . — — — — — 131 131
Total comprehensive income. . . . . . . 28,089
Adoption of FIN 48 . . . . . . . . . . . . . . — — — — (716) — (716)
Dividends ($.44 per share) . . . . . . . . — 4 — — (7,970) — (7,966)
Purchase of stock . . . . . . . . . . . . . . . — — (20,150) (592) — — (592)
Stock surrendered upon exercise of stock options . . . . . . . . . . . . . . (47) (1,462) — — — — (1,509)
Employees’ stock options exercised . 148 1,170 — — — — 1,318
Share-based compensation. . . . . . . . — 904 — — — — 904
Tax benefit from exercise of stock options . . . . . . . . . . . . . . — 479 — — — — 479
Balance January 31, 2008 . . . . . . . . . . . 32,408 3,436 (14,287,583) (48,182) 132,219 (1,606) 118,275
Net income . . . . . . . . . . . . . . . . . . . . — — — — 30,770 — 30,770
Postretirement benefits, net of $375 income tax. . . . . . . . . — — — — — 698 698
Foreign currency translation . . . . . . . — — — — — (246) (246)
Total comprehensive income. . . . . . . 31,222
Dividends ($.52 per share) . . . . . . . . — 7 — — (9,381) — (9,374)
Dividends (special—$1.25 per share) . — 18 — — (22,528) — (22,510)
Purchase of stock . . . . . . . . . . . . . . . — — (161,100) (5,180) — — (5,180)
Stock surrendered upon exercise of stock options . . . . . . . . . . . . . . (34) (1,258) — — — — (1,292)
Employees’ stock options exercised . 83 1,176 — — — — 1,259
Share-based compensation. . . . . . . . 4 1,024 — — — — 1,028
Tax benefit from exercise of stock options . . . . . . . . . . . . . . — 128 — — — — 128
Balance January 31, 2009 . . . . . . . . . $32,461 $ 4,531 (14,448,683) $(53,362) $131,080 $(1,154) $ 113,556
The accompanying notes are an integral part of the consolidated financial statements. 34 RAVEN 2009 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended January 31 Dollars in thousands 2009 2008 2007
Cash flows from operating activities:
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 30,770 $27,802 $ 25,441
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7,345 6,944 5,445
Amortization of intangible assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 413 400 440
Provision for losses on accounts receivable, net of recoveries . . . . . . . . . . 629 91 40
Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 216 (779) (293)
Share-based compensation expense. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,028 904 605
Change in operating assets and liabilities . . . . . . . . . . . . . . . . . . . . . . . . . (1,346) (8,187) (5,380)
Other operating activities, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (18) (24) 15
Net cash provided by operating activities. . . . . . . . . . . . . . . . . . . . . . . . . . . . 39,037 27,151 26,313
Cash flows from investing activities:
Capital expenditures. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (8,001) (6,635) (16,522)
Purchases of short-term investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (2,100) (3,100) (6,000)
Sales of short-term investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,600 5,600 4,000
Other investing activities, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (499) (298) (142)
Net cash used in investing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (7,000) (4,433) (18,664)
Cash flows from financing activities:
Dividends paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (31,884) (7,966) (6,507)
Purchases of treasury stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (5,180) (592) (4,201)
Excess tax benefit on stock option exercises . . . . . . . . . . . . . . . . . . . . . . . . . 128 479 470
Other financing activities, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (33) (191) (39)
Net cash used in financing activities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (36,969) (8,270) (10,277)
Effect of exchange rate changes on cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . (73) 41 2
Net (decrease) increase in cash and cash equivalents. . . . . . . . . . . . . . . . . . . . . (5,005) 14,489 (2,626)
Cash and cash equivalents at beginning of year . . . . . . . . . . . . . . . . . . . . . . . . . 21,272 6,783 9,409
Cash and cash equivalents at end of year. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 16,267 $21,272 $ 6,783
The accompanying notes are an integral part of the consolidated financial statements.
RAVEN 2009 ANNUAL REPORT 35

NOTES TO FINANCIAL STATEMENTS
Note 1. Summary of Significant Accounting Policies
BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Raven Industries, Inc. and its wholly owned subsidiaries (the company or Raven). The company is an industrial manufacturer providing a variety of products to customers within the industrial, agricultural, construction and military/ aerospace markets primarily in North America. Raven operates three divisions (Applied Technology [formerly known as Flow Controls], Engineered Films and Electronic Systems) in addition to three wholly owned subsidiaries: Aerostar International, Inc. (Aerostar); Raven Industries Canada, Inc. (Raven Canada); and Raven Industries GmbH (Raven GmbH). All significant intercompany balances and transactions have been eliminated in consolidation.
USE OF ESTIMATES
Preparing the company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions. These affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.
FOREIGN CURRENCY
The company’s subsidiaries that operate outside the United States use the local currency as their functional currency. The functional currency is translated into U.S. dollars for balance sheet accounts using the period-end exchange rates, and average exchange rates for the statement of income. Adjustments resulting from financial statement translations are included as foreign currency translation adjustments in “accumulated other comprehensive income (loss)” within shareholders’ equity. Foreign currency transaction gains or losses are recognized in the period incurred and are included in “interest income and other, net” in the Consolidated Statements of Income.
CASH AND CASH EQUIVALENTS
The company considers all highly liquid debt instruments with original maturities of three or fewer months to be cash equivalents. Cash and cash equivalent balances are principally concentrated in checking, money market and sweep accounts with Wells Fargo Bank, Wells Fargo Brokerage Services, LLC., and Merrill Lynch & Co. (Bank of America).
ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the company’s best estimate of the amount of probable credit losses. This is based on historical writeoff experience by segment and an estimate of the collectibility of any known problem accounts.
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
Building and improvements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15 — 39 years Manufacturing equipment by segment
Applied Technology ... . . . . . . 3 — 5 years Engineered Films. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5 — 12 years Electronic Systems . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3 — 5 years Aerostar . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3 - 5 years Furniture, fixtures, office equipment and other . . . . . . . . . . . . . . . . 3 — 7 years
Maintenance and repairs are charged to expense in the year incurred and renewals and betterments are capitalized. The cost and related accumulated depreciation of assets sold or disposed of are removed from the accounts, and the resulting gain or loss is reflected in operations.
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
GOODWILL
Raven recognizes goodwill as the excess cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed. Goodwill is tested for impairment on an annual basis during the fourth quarter, and between annual tests whenever there is an impairment indicated. Impairment tests of goodwill are performed at the reporting unit level. Fair values are estimated based on discounted cash flows and are compared with the corresponding carrying value of the reporting unit. If the fair value of the reporting unit is less than the carrying amount, the amount of the impairment loss must be measured and then recognized to the extent the carrying value exceeds the implied fair value.
LONG-LIVED ASSETS
The company periodically assesses the recoverability of long-lived and intangible assets. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the assets. The amount of the impairment loss to be recorded is calculated by the excess of the asset’s carrying value over its fair value.
36 RAVEN 2009 ANNUAL REPORT

INSURANCE OBLIGATIONS
Raven employs insurance policies to cover workers’ compensation and general liability costs. Liabilities are accrued related to claims filed and estimates for claims incurred but not reported. To the extent these obligations will be reimbursed by insurance, the expected insurance policy benefit is included as a component of “other current assets.”
CONTINGENCIES
The company is involved as a defendant in lawsuits, claims or disputes arising in the normal course of business. An estimate of the loss on these matters is charged to operations when it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated. While the settlement of any claims cannot be determined at this time, management believes that any liability resulting from these claims will be substantially covered by insurance. Accordingly, management does not believe that the ultimate outcome of these matters will have a significant impact on its results of operations, financial position or cash flows.
REVENUE RECOGNITION
Raven recognizes revenue when products are shipped because there is persuasive evidence of an arrangement, the sales price is determinable, collectability is reasonably assured, and delivery has occurred. The company sells directly to customers or distributors who incur the expense and commitment for any post-sale obligations beyond stated warranty terms. Estimated returns, sales allowances or warranty charges are recognized upon shipment of a product. Shipping and handling costs are classified as a component of “cost of goods sold.”
WARRANTIES
Accruals necessary for product warranties are estimated based on historical warranty costs and average time elapsed between purchases and returns for each division. Additional accruals are made for any significant, discrete warranty issues.
RESEARCH AND DEVELOPMENT Research and development expense (principally, labor and material costs) was $5.8 million, $4.4 million and $2.6 million for fiscal 2009, 2008, and 2007, respectively.
SHARE-BASED COMPENSATION The company records compensation expense related to its share-based compensation plans using the fair value method.
INCOME TAXES
Deferred income taxes reflect temporary differences between assets and liabilities reported on the company’s balance sheet and their tax bases. These differences are measured using enacted tax laws and statutory tax rates applicable to the periods when the temporary differences will affect taxable income. Deferred tax assets are reduced by a valuation allowance to reflect realizable value, when necessary. Accruals are maintained for uncertain tax positions.
NEW ACCOUNTING STANDARDS
At the beginning of fiscal 2009, the company adopted SFAS No. 157, Fair Value Measurement. The standard provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability, and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The adoption of SFAS No. 157 did not have a material impact on the company’s consolidated results of operations, financial condition or cash flows.
At the beginning of fiscal 2009, the company adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. The adoption of SFAS No. 159 did not have a material impact on the company’s consolidated results of operations, financial condition or cash flows.
At the beginning of fiscal 2009, the company adopted SFAS No. 141(R), Business Combinations, which changes the accounting for business acquisitions. SFAS No. 141(R) requires an entity to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It also requires acquisition-related costs to be expensed as incurred, restructuring costs to generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period to affect income tax expense. SFAS No. 141(R) had no immediate impact upon adoption by the company, but will affect business combinations closing after February 1, 2009.
In March 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. SFAS No. 161 requires enhanced disclosures about (a) how and why derivative instruments are used, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The company does not anticipate that the adoption of SFAS No. 161 will have a material effect on its consolidated results of operations, financial condition or cash flows.
In April 2008, the FASB issued FSP No. FAS 142-3,
Determination of the Useful Life of Intangible Assets, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, Goodwill and Other Intangible Assets. The new guidance
RAVEN 2009 ANNUAL REPORT 37

NOTES TO FINANCIAL STATEMENTS (continued)
applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under FSP No. FAS 142-3, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. FSP No. FAS 142-3 is effective as of the beginning of the company’s 2010 fiscal year. The company does not anticipate that the adoption of FSP No. 142-3 will have a material effect on its consolidated results of operations or financial condition.
Note 2. Selected Balance Sheet Information Following are the components of selected balance sheet items:
As of January 31 Dollars in thousands 2009 2008 2007
Accounts receivable, net:
Trade accounts . . . . . . . . . . . . . . . . . . . . . . . $ 40,891 $ 36,831 $ 31,594
Allowance for doubtful accounts . . . . . . . . . (613) (293) (258)
$ 40,278 $ 36,538 $ 31,336
Inventories, net:
Finished goods . . . . . . . . . . . . . . . . . . . . . . . $ 6,062 $ 4,975 $ 3,750
In process . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,258 3,631 2,612
Materials. . . . . . . . . . . . . . . . . . . . . . . . . . . . 26,657 27,923 21,709
$ 35,977 $ 36,529 $ 28,071
Other current assets:
Insurance policy benefit . . . . . . . . . . . . . . . . $ 2,119 $ 2,549 $ 651
Prepaid expenses and other . . . . . . . . . . . . . 890 406 617
$ 3,009 $ 2,955 $ 1,268
Property, plant and equipment, net:
Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 1,227 $ 1,227 $ 1,227
Buildings and improvements. . . . . . . . . . . . . 22,593 21,523 21,494
Machinery and equipment . . . . . . . . . . . . . . 62,504 57,563 52,552
Accumulated depreciation . . . . . . . . . . . . . . (50,444) (44,570) (39,009)
$ 35,880 $ 35,743 $ 36,264
Other assets, net:
Amortizable assets:
Purchased technology. . . . . . . . . . . . . . . . $ 2,300 $ 2,300 $ 3,380
Other intangibles . . . . . . . . . . . . . . . . . . . 1,314 1,172 1,305
Accumulated amortization . . . . . . . . . . . . (2,143) (1,740) (2,729)
1,471 1,732 1,956
Deferred income taxes . . . . . . . . . . . . . . . . . 1,482 2,540 1,607
Other, net . . . . . . . . . . . . . . . . . . . . . . . . . . . 59 75 114
$ 3,012 $ 4,347 $ 3,677
Accrued liabilities:
Salaries and benefits . . . . . . . . . . . . . . . . . . $ 1,891 $ 2,109 $ 1,722
Vacation . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,581 2,415 2,212
401(k) contributions . . . . . . . . . . . . . . . . . . . 1,333 1,184 1,109
Insurance obligations . . . . . . . . . . . . . . . . . . 3,615 4,010 1,743
Profit sharing . . . . . . . . . . . . . . . . . . . . . . . . 436 490 553
Warranty . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,004 684 397
Taxes—accrued and withheld . . . . . . . . . . . . 1,266 1,061 1,227
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,155 851 616
$ 13,281 $ 12,804 $ 9,579
Other liabilities:
Postretirement benefits . . . . . . . . . . . . . . . . $ 4,637 $ 5,246 $ 5,032
Uncertain tax positions . . . . . . . . . . . . . . . . 2,900 2,232 —
$ 7,537 $ 7,478 $ 5,032
Note 3. Supplemental Cash Flow Information
For the years ended January 31 Dollars in thousands 2009 2008 2007
Changes in operating assets and liabilities:
Accounts receivable . . . . . . . . . . . . . . . . . . . $(4,603) $(5,216) $(2,097)
Inventories . . . . . . . . . . . . . . . . . . . . . . . . 447 (8,403) (262)
. . Prepaid expenses and other assets . . . . . . . . (35) 218 (284)
Accounts payable . . . . . . . . . . . . . . . . . . . 963 2,437 (1,770)
. . Accrued and other liabilities . . . . . . . . . . . . . 2,194 2,648 (1,045)
Customer advances . . . . . . . . . . . . . . . . . . . (312) 129 78
$(1,346) $(8,187) $(5,380)
Cash paid during the year for
Income taxes. . . . . . . . . . . . . . . . . . . . . $15,072 $14,068 $13,759
. .
Note 4. Goodwill and Other Intangibles
Goodwill The changes in the carrying amount of goodwill by reporting segment are shown below:
Applied Engineered Electronic Dollars in thousands Technology Films Systems Aerostar Total Balance at January 31, 2006 . . . . $5,408 $96 $433 $464 $6,401
Acquisition earn-outs . . . . . . . . . 203 — — — 203
Balance at January 31, 2007 . . . . 5,611 96 433 464 6,604
Acquisition earn-outs . . . . . . . . . 298 — — — 298
Balance at January 31, 2008 . . . . 5,909 96 433 464 6,902
Acquisition earn-outs . . . . . . . . . 548 — — — 548
Balance at January 31, 2009. . $6,457 $96 $433 $464 $7,450
Intangible Assets
Estimated future amortization expense based on the current carrying value of amortizable intangible assets for fiscal periods 2010 through 2014 is $441,000, $414,000, $383,000, $30,000, and $24,000, respectively.
Note 5. Employee Retirement Benefits
The company has a 401(k) plan covering substantially all employees and contributed 3% of qualified payroll. Raven’s contribution expense was $1,158,000, $1,020,000, and $935,000 for fiscal 2009, 2008 and 2007, respectively.
In addition, the company provides postretirement medical and other benefits to senior executive officers and senior managers. There are no assets held for the plans and any obligations are covered through operating cash and investments. Raven accounts for these benefits in accordance with SFAS No. 106, Accounting for Postretirement Benefits Other Than Pensions. At January 31, 2007, the company adopted SFAS No. 158, Employers’ Accounting for Defined Pension and Other Postretirement Plans. This statement requires the company to fully recognize the liability for its postretirement benefits through changes in accumulated other comprehensive income (loss).
38 RAVEN 2009 ANNUAL REPORT

The incremental effect of applying SFAS No. 158 on the following balance sheet items as of January 31, 2007, was as follows:
Impact of SFAS No. 158 Dollars in thousands Before Adjustment After Non-current deferred tax assets . . . . . . . . . $ 592 $ 1,015 $ 1,607
Total assets . . . . . . . . . . . . . . . . . . . . . . . . . 118,749 1,015 119,764
Other liabilities . . . . . . . . . . . . . . . . . . . . . . 2,132 2,900 5,032
Accumulated other comprehensive income (loss). . . . . . . . . . . . . . . . . . . . . . (8) (1,885) (1,893)
Total shareholders’ equity . . . . . . . . . . . . . . 100,153 (1,885) 98,268
The accumulated benefit obligation for these benefits is
shown below:
For the years ended January 31 Dollars in thousands 2009 2008 2007
Benefit obligation at beginning of year . . . . . . . . $5,447 $5,213 $4,928
Service cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67 90 84
Interest cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 361 307 278
Actuarial (gain) loss . . . . . . . . . . . . . . . . . . . . . . . (847) (2) 89
Total recognized in net and other comprehensive income . . . . . . . . . . . . . . . . . . (419) 395
Retiree benefits paid . . . . . . . . . . . . . . . . . . . . . . (188) (161) (166)
Benefit obligation at end of year . . . . . . . . . . . . . $4,840 $5,447 $5,213
The liability and expense reflected in the balance sheet and income statement were as follows:
For the years ended January 31 Dollars in thousands 2009 2008 2007
Beginning liability balance. . . . . . . . . . . . . . . . . . $ 5,447 $5,213 $1,883
Employer expense . . . . . . . . . . . . . . . . . . . . . . . . 654 635 596
Other comprehensive income. . . . . . . . . . . . . . . . (1,073) (240) —
Total recognized in net and other comprehensive income . . . . . . . . . . . . . . . . . . (419) 395
Initial effect of adopting SFAS No. 158. . . . . . . . . — — 2,900
Retiree benefits paid . . . . . . . . . . . . . . . . . . . . . . (188) (161) (166)
Ending liability balance . . . . . . . . . . . . . . . . . . . . 4,840 5,447 5,213
Current portion . . . . . . . . . . . . . . . . . . . . . . . . . . (203) (201) (181)
Long-term portion . . . . . . . . . . . . . . . . . . . . . . . . $ 4,637 $5,246 $5,032
Assumptions used:
Discount rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7.00% 6.75% 6.00% Wage inflation rate . . . . . . . . . . . . . . . . . . . . . . . 3.00% 4.00% 4.00%
The discount rate is based on matching rates of return on high-quality fixed-income investments with the timing and amount of expected benefit payments. No material fluctuations in retiree benefit payments are expected in future years. The assumed health care cost trend rate for fiscal 2009 was 8.97% compared with 10.38% and 9.64% for fiscal 2008 and 2007. The impact of a one-percentage-point change in assumed health care rates would not be significant to the company’s income statement and would affect the ending liability balance by approximately $700,000. The rate to which the fiscal 2009 health care cost trend rate is assumed to decline is 5.50%, which is the ultimate trend rate. The fiscal year that the rate reaches the ultimate trend rate is expected to be fiscal 2029.
Note 6. Warranties Changes in the warranty accrual were as follows:
As of January 31 Dollars in thousands 2009 2008 2007
Beginning balance . . . . . . . . . . . . . . . . . . . . . . . $684 $ 397 $569
Accrual for warranties. . . . . . . . . . . . . . . . . . . . . 2,760 1,390 1,317
Settlements made (in cash or in kind). . . . . . . . . (2,440) (1,103) (1,489)
Ending balance . . . . . . . . . . . . . . . . . . . . . . . . . . $1,004 $ 684 $397
Note 7. Income Taxes
The reconciliation of income tax computed at the federal statutory rate to the company’s effective income tax rate was as follows:
For the years ended January 31 2009 2008 2007
Tax at U.S. federal statutory rate . . . . . . . . . . . . . . . 35.0% 35.0% 35.0% State and local income taxes, net of U.S. federal benefit . . . . . . . . . . . . . . . . . . 1.5 1.5 1.1
Tax benefit on qualified production activities. . . . . . (2.0) (2.1) (1.0)
Tax credit for research activities. . . . . . . . . . . . . . . . (0.7) (0.7) (0.5)
Other, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.7 0.5 (0.1)
34.4% 34.2% 34.5%
Significant components of the company’s income tax provision were as follows:
For the years ended January 31 Dollars in thousands 2009 2008 2007
Income taxes:
Currently payable . . . . . . . . . . . . . . . . . . . . . $15,915 $15,201 $13,687
Deferred . . . . . . . . . . . . . . . . . . . . . . . . . . . . 216 (779) (293)
$16,131 $14,422 $13,394
Deferred Tax Assets
Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s deferred tax assets and liabilities were as follows:
As ofJanuary 31 Dollars in thousands 2009 2008 2007
Current deferred tax assets:
Accounts receivable . . . . . . . . . . . . . . . . . . . . . . . $ 211 $ 105 $ 91
Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 408 271 240
Accrued vacation . . . . . . . . . . . . . . . . . . . . . . . . . 840 781 711
Insurance obligations . . . . . . . . . . . . . . . . . . . . . . 489 456 357
Warranty obligations. . . . . . . . . . . . . . . . . . . . . . . 352 225 139
Other accrued liabilities . . . . . . . . . . . . . . . . . . . . 242 237 223
2,542 2,075 1,761
Non-current deferred tax assets (liabilities):
Postretirement benefits. . . . . . . . . . . . . . . . . . . . . 1,623 1,836 1,758
Depreciation and amortization . . . . . . . . . . . . . . . (1,556) (478) (405)
Uncertain tax positions . . . . . . . . . . . . . . . . . . . . . 969 741 —
Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 446 441 254
1,482 2,540 1,607
Net deferred tax asset. . . . . . . . . . . . . . . . . . . . . . $ 4,024 $4,615 $3,368
RAVEN 2009 ANNUAL REPORT 39

NOTES TO FINANCIAL STATEMENTS (continued)
Uncertain Tax Positions
Effective February 1, 2007, Raven adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). Upon its adoption, the company reported a net $716,000 increase in the liability for unrecognized tax benefits, which was recorded as a reduction to the February 1, 2007 beginning retained earnings balance. At the adoption date, the company had gross unrecognized tax benefits of $1.3 million ($1.6 million including interest and penalties). The following table summarizes the activity related to the gross unrecognized tax benefits (excluding interest and penalties):
For the years ended January 31 Dollars in thousands 2009 2008
Gross unrecognized tax benefits at beginning of year . . . . $1,793 $1,328
Increases in tax positions related to the current year . . . . . 539 465
Decreases as a result of a lapse in applicable statute of limitations. . . . . . . . . . . . . . . . . . . . . . . . . . . . (63) —
Gross unrecognized tax benefits at end of year . . . . . . . . . $2,269 $1,793
During the fiscal year ended January 31, 2009, the only change to uncertain tax positions related to prior years resulted from the lapse of a statute of limitations. The company does not expect any significant change in the amount of unrecognized tax benefits in the next fiscal year.
The total unrecognized tax benefits that, if recognized, would affect the company’s effective tax rate were $1.5 million and $1.2 million as of January 31, 2009 and January 31, 2008, respectively.
Raven recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. At January 31, 2009 and January 31, 2008, accrued interest and penalties were $631,000 and $439,000, respectively.
The company files tax returns, including returns for its subsidiaries, with various federal, state, and local jurisdictions. Uncertain tax positions are related to tax years that remain subject to examination. As of January 31, 2009, federal tax returns filed in the U.S., Canada and Switzerland for fiscal years ended January 31, 2006 — 2008 remain subject to examination by federal tax authorities. In state and local jurisdictions, tax returns for fiscal years ended January 31, 2003 - 2008 remain subject to examination by state and local tax authorities.
Note 8. Financing Arrangements
Raven has an uncollateralized credit agreement providing a line of credit of $8.0 million with a maturity date of July 1, 2009, bearing interest at 1.00% under the prime rate. Letters of credit totaling $1.3 million have been issued under the line, primarily to support self-insured workers’ compensation bonding requirements. No borrowings were outstanding as of January 31, 2009, 2008 or 2007, and $6.7 million was available at January 31, 2009. There have been no borrowings under the credit line in the last three fiscal years.
Wells Fargo Bank, N.A. provides Raven’s line of credit and holds the majority of its cash and cash equivalents. One member of the company’s board of directors is also on the board of directors of Wells Fargo & Co., the parent company of Wells Fargo Bank, N.A.
The company leases certain vehicles, equipment and facilities under operating leases. Total rent and lease expense was $353,000, $268,000, and $351,000 in fiscal 2009, 2008 and 2007, respectively. Future minimum lease payments under non-cancelable operating leases for fiscal periods 2010 to 2012 are $264,000, $176,000, and $22,000, respectively, with all leases scheduled to expire during fiscal 2012.
Note 9. Share-based Compensation
At January 31, 2009, Raven had two share-based compensation plans, which are described below. The compensation cost for these plans was $1,028,000, $904,000, and $605,000 in fiscal 2009, 2008, and 2007, respectively. The related income tax benefit recorded in the income statement was $153,000, $154,000, and $110,000 for fiscal 2009, 2008, and 2007, respectively. Compensation cost capitalized as part of inventory at January 31, 2009, 2008, and 2007 was $60,000, $54,000 and $40,000, respectively.
2000 Stock Option and Compensation Plan
The 2000 Stock Option and Compensation Plan, approved by the shareholders, is administered by the Personnel and Compensation Committee of the board of directors and allows for stock awards and incentive or non-qualified options with terms not to exceed 10 years. Included in the fiscal 2009 compensation cost was $135,000 of expense recognized as a result of a stock award of 5,500 shares. There are 339,225 shares of the company’s common stock reserved for future stock awards and stock option grants under the plan at January 31, 2009. Options are granted with exercise prices not less than market value at the date of grant. The stock options vest over a four-year period and expire after five years. Options contain retirement and change in control provisions that may accelerate the vesting period. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The company uses historical data to estimate option exercise and employee termination within the valuation model.
40 RAVEN 2009 ANNUAL REPORT

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions by grant year:
For the years ended January 31 2009 2008 2007
Risk-free interest rate. . . . . . . . . . . . . . . . . . . 1.64% 3.07% 4.45% Expected dividend yield . . . . . . . . . . . . . . . . . 2.12% 1.28% 1.29% Expected volatility factor . . . . . . . . . . . . . . . . 46.32% 40.62% 38.97% Expected option term (in years) . . . . . . . . . . . 4.25 4.25 4.25
Weighted average grant date fair value. . . . . $8.08 $11.45 $9.51
Option activity for the year ended January 31, 2009, was as follows:
Weighted average Weighted Aggregate remaining average intrinsic contractual Number exercise value term of options price (in 000s) (years) Outstanding at beginning of year . . . . . . . 373,031 $25.96 Granted. . . . . . . . . . . . . . . . . 95,800 24.51 Exercised. . . . . . . . . . . . . . . . (83,456) 15.09 Forfeited . . . . . . . . . . . . . . . . (2,400) 31.26 Outstanding at end of year . . . . . . . . . . . . 382,975 $27.93 $ — 2.93
Options exercisable at end of year . . . . . . . . . . . . 174,388 $27.39 $ — 1.82
The intrinsic value of a stock award is the amount by which the fair value of the underlying stock exceeds the exercise price of the award. The total intrinsic value of options exercised was $1.9 million, $3.5 million and $3.7 million during the years ended January 31, 2009, 2008 and 2007, respectively. As of January 31, 2009, the total compensation cost for non-vested awards not yet recognized in the company’s statements of income was $1.4 million, net of the effect of estimated forfeitures. This amount is expected to be recognized over a weighted average period of 2.57 years.
Deferred Stock Compensation Plan for Directors
On May 23, 2006, the company’s stockholders approved the Deferred Stock Compensation Plan for Directors of Raven Industries, Inc. Under the plan, a stock unit is the right to receive one share of the company’s common stock as deferred compensation, to be distributed from an account established by the company in the name of the non-employee director. Stock units have the same value as a share of common stock but cannot be sold. Stock units are a component of the company’s equity. The plan reserves 50,000 common shares for the conversion of stock units into common stock after directors retire from the board. The plan is administered by the Governance Committee of the board of directors.
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
Outstanding stock units for the year ended January 31, 2009, were as follows:
Weighted Number average of units price Outstanding at beginning of year . . . . . . . . . . . . . . . . . . . 9,878 $30.02
Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,820 36.65
Deferred retainers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 546 36.65
Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 864 28.92
Converted into common shares . . . . . . . . . . . . . . . . . . . . . — —
Outstanding at end of year . . . . . . . . . . . . . . . . . . . . . . . . 15,107 $21.81
Note 10. Net Income Per Share
Basic net income per share is computed by dividing net income by the weighted-average common shares and stock units outstanding. Diluted net income per share is computed by dividing net income by the weighted-average common and common equivalent shares outstanding (which includes the shares issuable upon exercise of employee stock options net of shares assumed purchased with the option proceeds) and stock units outstanding. Certain outstanding options were excluded from the diluted net income per-share calculations because their effect would have been anti-dilutive, as their exercise prices were greater than the average market price of the company’s common stock during those periods. For fiscal 2009, 2008, and 2007, 167,942, 90,338, and 96,075 options, respectively, were excluded from the diluted net income per-share calculation. Details of the computation are presented below:
For the yearsended January 31 2009 2008 2007
Numerator:
Net income (in thousands) . . . . . . . . . $ 30,770 $ 27,802 $ 25,441
Denominator:
Weighted average common shares outstanding . . . . . . . . . . . 18,031,020 18,099,600 18,082,606
Weighted average stock units outstanding. . . . . . . . . . . . . 13,451 8,580 3,602
Denominator for basic calculation . . . . . . . . . . . . . 18,044,471 18,108,180 18,086,208
Weighted average common shares outstanding . . . . . . . . . . . 18,031,020 18,099,600 18,082,606
Weighted average stock units outstanding. . . . . . . . . . . . . 13,451 8,580 3,602
Dilutive impact of stock options. . . . 35,771 95,883 186,705
Denominator for diluted calculation . . . . . . . . . . . . 18,080,242 18,204,063 18,272,913
Net income per share—basic. . . . . . . $ 1.71 $ 1.54 $ 1.41
Net income per share—diluted . . . . . $ 1.70 $ 1.53 $ 1.39
RAVEN 2009 ANNUAL REPORT 41

NOTES TO FINANCIAL STATEMENTS (continued)
Note 11. Business Segments and Major Customer Information
The company’s reportable segments are defined by their common technologies, production processes and inventories. These segments reflect Raven’s organization into three Raven divisions and the Aerostar subsidiary. Raven Canada and Raven GmbH are included in the Applied Technology Division.
Applied Technology provides electronic and Global Positioning System (GPS) products designed to reduce operating costs and improve yields for the agriculture market. Engineered Films produces rugged reinforced plastic sheeting for industrial, construction, geomembrane and agriculture applications. Electronic Systems provides electronics manufacturing services to avionics, secure communication and other markets. Aerostar manufactures military parachutes, protective wear, custom-shaped inflatable products and high-altitude aerostats for government and commercial research.
The company measures the performance of its segments based on their operating income excluding administrative and general expenses. The accounting policies of the operating segments are the same as those described in Note 1, Summary of Significant Accounting Policies. Other income, interest expense and income taxes are not allocated to individual operating segments, and assets not identifiable to an individual segment are included as corporate assets. Segment information is reported consistent with the company’s management reporting structure as required by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.
At the beginning of fiscal 2009, Raven revised the disclosure of each segments’ sales and operating income to reflect increased intersegment activity. Transactions between operating segments are now eliminated in a separate caption entitled “intersegment eliminations” to arrive at consolidated sales, operating income, and assets.
Business segment information is as follows:
For the years ended January 31 Dollars in thousands 2009 2008 2007
APPLIED TECHNOLOGY DIVISION
Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . $103,098 $64,291 $45,515
Operating income . . . . . . . . . . . . . . . . . . 33,884 19,102 10,111
Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . 48,881 36,938 27,629
Capital expenditures . . . . . . . . . . . . . . . . 2,674 1,008 577
Depreciation & amortization . . . . . . . . . . 1,383 1,125 1,142
ENGINEERED FILMS DIVISION
Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 89,858 $85,316 $91,082
Operating income . . . . . . . . . . . . . . . . . . 10,919 17,739 23,440
Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . 35,862 43,688 41,988
Capital expenditures . . . . . . . . . . . . . . . . 3,120 4,012 13,266
Depreciation & amortization . . . . . . . . . . 4,303 4,046 2,887
ELECTRONIC SYSTEMS DIVISION
Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 61,983 $ 67,987 $ 66,278
Operating income . . . . . . . . . . . . . . . . . . 5,926 10,365 10,850
Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . 26,847 25,865 25,175
Capital expenditures . . . . . . . . . . . . . . . . 1,399 1,077 1,357
Depreciation & amortization . . . . . . . . . . 1,159 1,237 1,086
AEROSTAR
Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 27,186 $ 17,290 $ 14,654
Operating income . . . . . . . . . . . . . . . . . . 4,219 1,506 707
Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . 8,744 9,941 8,161
Capital expenditures . . . . . . . . . . . . . . . . 383 156 812
Depreciation & amortization . . . . . . . . . . 444 499 375
INTERSEGMENT ELIMINATIONS
Sales Engineered Films Division . . . . . . . . . . $ (210) $ (533) $ —
Electronic Systems Division . . . . . . . . . (1,977) (378) —
Aerostar . . . . . . . . . . . . . . . . . . . . . . . . (25) (16) —
Operating income . . . . . . . . . . . . . . . . . . (52) (100) —
Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . (152) (100) —
REPORTABLE SEGMENTS TOTAL
Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . $279,913 $233,957 $217,529
Operating income . . . . . . . . . . . . . . . . . . 54,896 48,612 45,108
Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . 120,182 116,332 102,953
Capital expenditures . . . . . . . . . . . . . . . . 7,576 6,253 16,012
Depreciation & amortization . . . . . . . . . . 7,289 6,907 5,490
CORPORATE & OTHER(a)
Operating (loss) from administrative expenses . . . . . . . . . . . $ (8,502) $ (7,467) $ (6,806)
Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . 24,233 31,529 16,811
Capital expenditures . . . . . . . . . . . . . . . . 425 382 510
Depreciation & amortization . . . . . . . . . . 469 437 395
TOTAL COMPANY
Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . $279,913 $233,957 $217,529
Operating income . . . . . . . . . . . . . . . . . . 46,394 41,145 38,302
Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . 144,415 147,861 119,764
Capital expenditures . . . . . . . . . . . . . . . . 8,001 6,635 16,522
Depreciation & amortization . . . . . . . . . . 7,758 7,344 5,885
(a) Assets are principally cash, investments, deferred taxes and other receivables.
Sales to a customer of the Electronic Systems segment accounted for 13%, 11%, and 10% of consolidated sales in fiscal 2009, 2008, and 2007, respectively, and 18%, 14% and 14%, of consolidated accounts receivable at the end of fiscal 2009, 2008, and 2007, respectively.
Sales to countries outside the United States, primarily to Canada, were as follows:
For the years ended January 31 Dollars in thousands 2009 2008 2007
Applied Technology . . . . . . . . . . . . . . . . . . . . . $17,705 $10,104 $ 7,081
Engineered Films . . . . . . . . . . . . . . . . . . . . . . . 1,949 1,803 2,060
Electronic Systems . . . . . . . . . . . . . . . . . . . . . . 557 6,852 8,718
Aerostar . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 966 1,310 868
Total foreign sales . . . . . . . . . . . . . . . . . . . . $21,177 $20,069 $18,727
Note 12. Quarterly Information (Unaudited) The company’s quarterly information is presented on page 30.
42 RAVEN 2009 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Raven Industries, Inc.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of Raven Industries, Inc. and its subsidiaries at January 31, 2009, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing on page 31 of the 2009 Annual Report to Shareholders in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As described in Note 5 to the consolidated financial statements, effective January 31, 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. As described in Note 7 to the consolidated financial statements, effective February 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes.
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
PricewaterhouseCoopers LLP Minneapolis, Minnesota
March 24, 2009
RAVEN 2009 ANNUAL REPORT 43

INVESTOR INFORMATION
Annual Meeting May 21, 2009, 9:00 a.m. Ramkota Hotel and Conference Center 3200 W. Maple Avenue Sioux Falls, SD
Dividend Reinvestment Plan
Raven Industries, Inc. sponsors a Dividend Reinvestment Plan so shareholders can purchase additional Raven common stock without paying any brokerage commission or fees. For more information on how you can take advantage of this plan, contact your broker, our stock transfer agent or write to our Investor Relations Department.
Dividend Policy
Our policy is to return a substantial portion of earnings to shareholders through regular dividends. Each year our board of directors reviews Raven’s dividend and will increase it when the new level is sustainable. Fiscal 2009 represented the 22nd-consecutive year we raised our annual dividend.
Raven Web Site
www.ravenind.com
Stock Quotations Listed on the Nasdaq NGS Stock Market—RAVN
Independent Registered Public Accounting Firm PricewaterhouseCoopers LLP Minneapolis, MN
Stock Transfer Agent & Registrar Wells Fargo Bank, N.A. 161 N. Concord Exchange P.O. Box 64854 South St. Paul, MN 55164-0854 Phone: 1-800-468-9716
Form 10-K
Upon written request, Raven Industries, Inc.’s Form 10-K for the fiscal year ended January 31, 2009, which has been filed with the Securities and Exchange Commission, is available free of charge.
Affirmative Action Plan Raven Industries, Inc. and Aerostar International, Inc. are Equal Employment Opportunity Employers with approved affirmative action plans.
Inquires Raven Industries, Inc. Attention: Investor Relations P.O. Box 5107 Sioux Falls, SD 57117-5107 Phone: 605-336-2750
Providing a Positive Return
If an investor purchased $100 of Raven stock on January 31, 2004, held it for the next five years and reinvested the dividends, its value would have increased to $178.47. This 12% cumulative growth rate represents a gain compared with the S&P 1500 Industrial Index’s $96.77 and the Russell 2000’s $81.48.
FORWARD-LOOKING STATEMENTS
This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the expectations, beliefs, intentions or strategies regarding the future. Without limiting the foregoing, the words “anticipates,” “believes,” “expects,” “intends,” “may,” “plans” and similar expressions are intended to identify forward-looking statements. The company intends that all forward-looking statements be subject to the safe harbor provisions of the Private Securities Litigation Reform Act. Although management believes that the expectations reflected in forward-looking statements are based on reasonable assumptions, there is no assurance these assumptions are correct or that these expectations will be achieved. Assumptions involve important risks and uncertainties that could significantly affect results in the future. These risks and uncertainties include, but are not limited to, those relating to weather conditions and commodity prices, which could affect sales and profitability in some of the company’s primary markets, such as agriculture, construction, and oil and gas well drilling; or changes in competition, raw material availability, technology or relationships with the company’s largest customers—any of which could adversely affect any of the company’s product lines, as well as other risks described in Raven’s 10-K under Item 1A. This list is not exhaustive, and the company does not have an obligation to revise any forward-looking statements to reflect events or circumstances after the date these statements are made.
Design: Creative Design Board, Chicago, IL