Form 10-K, Exhibit 13
period 2010-01-31
RAVEN INDUSTRIES INC
filed 2010-03-31
CIK 82166

Eleven-Year Financial Summary

	For the years ended January 31
Dollars in thousands, except per-share data	2010	2009	2008

OPERATIONS FOR THE YEAR
Net sales
Ongoing operations	$237,782	$279,913	$233,957
Sold businesses(a)	—	—	—
Total	237,782	279,913	233,957
Gross profit(b)	67,852	73,448	63,676
Operating income
Ongoing operations	43,220	46,394	41,145
Sold businesses(a)	—	—	—
Total	43,220	46,394	41,145
Income before income taxes	43,322	46,901	42,224
Net income	$28,574	$30,770	$27,802
Net income as % of sales	12.0%	11.0%	11.9%
Net income as % of beginning equity	25.2%	26.0%	28.3%
Cash dividends	$9,911	$31,884 (c)	$7,966
FINANCIAL POSITION
Current assets	$117,747	$98,073	$100,869
Current liabilities	25,960	23,322	22,108
Working capital	$91,787	$74,751	$78,761
Current ratio	4.54	4.21	4.56
Property, plant and equipment	$33,029	$35,880	$35,743
Total assets	170,309	144,415	147,861
Long-term debt, less current portion	—	—	—
Shareholders’ equity	$133,251	$113,556	$118,275
Long-term debt / total capitalization	0.0%	0.0%	0.0%
Inventory turnover (CGS / average inventory)(b)	5.3	5.2	5.3
CASH FLOWS PROVIDED BY (USED IN)
Operating activities	$47,643	$39,037	$27,151
Investing activities	(13,396)	(7,000)	(4,433)
Financing activities	(9,867)	(36,969)	(8,270)
Increase (decrease) in cash and cash equivalents	24,417	(5,005)	14,489
COMMON STOCK DATA
Net income per share—basic	$1.58	$1.71	$1.54
Net income per share—diluted	1.58	1.70	1.53
Cash dividends per share	0.55	1.77 (c)	0.44
Book value per share	7.38	6.30	6.52
Stock price range during year
High	$33.18	$47.82	$45.85
Low	15.37	20.60	26.20
Close	$28.58	$21.81	$30.02
Shares and stock units outstanding, year-end (in thousands)	18,051	18,027	18,130
Number of shareholders, year-end	7,767	8,268	8,700
OTHER DATA
Price / earnings ratio	18.1	12.8	19.6
Average number of employees	930	1,070	930
Sales per employee	$256	$262	$252
Backlog	$74,718	$80,361	$66,628

All per-share, shares outstanding and market price data reflect the October 2004 two-for-one stock split, the January 2003 two-for-one stock split and the July 2001 three-for-two stock split.

All other figures are as reported.

Price / earnings ratio is determined as closing stock price divided by net income per share—diluted.

Book value per share is computed by dividing total shareholders’ equity by the number of common shares and stock units outstanding.

(a)	In fiscal 2003, 2001 and 2000, the company sold its Beta Raven Industrial Controls, Plastic Tank, and Glasstite businesses, respectively.

(b)	All years reflect the reclassification of R&D expense from cost of goods sold. (See Note 1.)

(c)	Includes special dividends of $1.25 per share in fiscal 2009 and $.625 per share in fiscal 2005.
16 2010 ANNUAL REPORT RAVEN

2007	2006	2005	2004	2003	2002	2001		2000

$217,529	$204,528	$168,086	$142,727	$119,589	$112,018	$113,360		$107,862
—	—	—	—	1,314	6,497	19,498		42,523
217,529	204,528	168,086	142,727	120,903	118,515	132,858		150,385
57,540	55,714	45,212	35,488	28,828	25,340	21,740		24,853

38,302	37,284	27,862	21,981	16,861	13,788	7,417	(d)	7,971
—	—	—	(355)	204	(613)	3,331	(e)	2,606 (f)
38,302	37,284	27,862	21,626	17,065	13,175	10,748		10,577
38,835	37,494	27,955	21,716	17,254	13,565	10,924		10,503
$25,441	$24,262	$17,891	$13,836	$11,185	$8,847	$6,411	(d)(e)	$6,762 (f)
11.7%	11.9%	10.6%	9.7%	9.3%	7.5%	4.8%		4.5%
30.1%	36.7%	26.9%	23.8%	21.5%	18.4%	11.8%		10.9%
$6,507	$5,056	$15,298 (c)	$3,075	$2,563	$2,371	$2,399		$2,895

$73,219	$71,345	$61,592	$55,710	$49,351	$45,308	$51,817		$55,371
16,464	20,050	20,950	11,895	13,167	13,810	13,935		14,702
$56,755	$51,295	$40,642	$43,815	$36,184	$31,498	$37,882		$40,669
4.45	3.56	2.94	4.68	3.75	3.28	3.72		3.77
$36,264	$25,602	$19,964	$15,950	$16,455	$14,059	$11,647		$15,068
119,764	106,157	88,509	79,508	72,816	67,836	65,656		74,047
—	9	—	57	151	280	2,013		3,024
$98,268	$84,389	$66,082	$66,471	$58,236	$52,032	$47,989		$54,519
0.0%	0.0%	0.0%	0.1%	0.3%	0.5%	4.0%		5.3%
5.4	5.9	5.8	6.1	4.8	5.1	4.5		3.8

$26,313	$21,189	$18,871	$19,732	$12,735	$18,496	$9,441		$10,375
(18,664)	(11,435)	(7,631)	(4,352)	(9,166)	(13,152)	9,752		6,323
(10,277)	(6,946)	(19,063)	(6,155)	(5,830)	(8,539)	(14,227)		(16,326)
(2,626)	2,790	(7,823)	9,225	(2,261)	(3,195)	4,966		372

$1.41	$1.34	$0.99	$0.77	$0.61	$0.48	$0.31		$0.26
1.39	1.32	0.97	0.75	0.60	0.47	0.31		0.26
0.36	0.28	0.85 (c)	0.17	0.14	0.13	0.12		0.11
5.45	4.67	3.67	3.68	3.21	2.82	2.53		2.32

$42.70	$33.15	$26.94	$15.23	$9.20	$5.88	$3.48		$3.04
25.46	16.54	13.08	7.56	4.38	3.02	1.88		2.25
$28.43	$31.60	$18.38	$14.11	$7.91	$5.64	$3.04		$2.40
18,044	18,072	17,999	18,041	18,133	18,424	18,956		23,496
8,992	9,263	6,269	3,560	2,781	2,387	2,460		2,749

20.5	23.9	18.9	18.8	13.2	12.1	9.8		9.2
884	845	835	787	784	858	1,082		1,369
$246	$242	$201	$181	$154	$138	$123		$110
$44,237	$43,619	$43,646	$47,120	$42,826	$33,834	$38,239		$44,935

(d)	Includes $2.6 million of business repositioning charges, net of gains on plant sales, primarily in Electronic Systems and Aerostar.

(e)	Includes the $3.1 million pretax gain ($1.4 million net of tax) on the sale of the company’s Plastic Tank Division.

(f)	Includes the $1.2 million pretax gain ($764,000 net of tax) on the sale of assets of the company’s Glasstite subsidiary.
2010 ANNUAL REPORT RAVEN 17

Financial Review and Analysis
Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is designed to enhance overall financial disclosure. It provides management’s analysis of the primary drivers of year-over-year changes in key financial statement elements, business segment results and the impact of accounting principles on the company’s financial statements.
This discussion should be read in conjunction with the company’s January 31, 2010 financial statements and the accompanying notes.
The MD&A is organized as follows:
•	Executive Summary

•	Results of Operations—Segment Analysis

•	Outlook

•	Liquidity and Capital Resources

•	Off-balance Sheet Arrangements and Contractual Obligations

•	Critical Accounting Estimates

•	New Accounting Standards
Reclassification of Research and Development Expenses
Research and development (R&D) expenses include costs related to product development and significant enhancements of existing products. Beginning in fiscal 2010, gross margins were affected by the reclassification of R&D expenses, removing them from cost of goods sold to a separate item below gross profit. As a result, the Applied Technology Division’s gross margins were recomputed and adjusted from 40.2% to 45.2% for fiscal 2009, and 37.9% to 44.5% for fiscal 2008. The impact of the reclassification of R&D expenses on gross margins was not significant for the company’s other segments. Additionally, R&D expenses that were previously classified as selling, general and administrative expenses were also reclassified to the separate R&D expenses line. The reclassifications had no affect on any segment’s previously reported operating income or consolidated operating income.
Components of consolidated operating income for the fiscal years ended January 31, 2009 and 2008, as originally reported and as reclassified, were as follows:

	For the year ended		For the year ended
	January 31, 2009		January 31, 2008
	As	As	As	As
Dollars in thousands	reported	reclassified	reported	reclassified

Net sales	$279,913	$279,913	$233,957	$233,957
Cost of goods sold	212,032	206,465	174,809	170,281

Gross profit	67,881	73,448	59,148	63,676
Gross margins	24.3%	26.2%	25.3%	27.2%
Research and development expenses	—	5,848	—	4,925
Selling, general and administrative expenses	21,487	21,206	18,003	17,606

Operating income	$46,394	$46,394	$41,145	$41,145

EXECUTIVE SUMMARY
Raven Industries, Inc. is an industrial manufacturer providing a variety of products to customers within the industrial, agricultural, construction and military/aerospace markets, primarily in North America. The company operates in four business segments: Applied Technology (formerly Flow Controls), Engineered Films, Electronic Systems and Aerostar.
Management uses a number of metrics to assess the company’s performance:
•	Consolidated net sales, gross margins, operating income, operating margins, net income and earnings per share

•	Cash flow from operations and payments to shareholders

•	Return on sales, assets and equity

•	Segment net sales, gross profit, gross margins, operating income and operating margins
2010 ANNUAL REPORT RAVEN 19

Financial Review and Analysis (continued)
The following discussion highlights the consolidated operating results. Segment operating results are more fully explained in the Results of Operations—Segment Analysis section.
Financial highlights for fiscal years ended January 31,

		%		%
Dollars in thousands, except per share data	2010	change	2009	change	2008

Results of Operations
Net sales	$237,782	(15)%	$279,913	20%	$233,957
Gross margins(a)	28.5%		26.2%		27.2%
Operating income	$43,220	(7)%	$46,394	13%	$41,145
Operating margins	18.2%		16.6%		17.6%
Net income	$28,574	(7)%	$30,770	11%	$27,802
Diluted earnings per share	$1.58	(7)%	$1.70	11%	$1.53

(a)	The company’s gross margins may not be comparable to industry peers due to variability in the classification of expenses across industries in which the company operates.

Cash Flow and Payments to Shareholders
Cash flow from operations	$47,643	$39,037	$27,151

Cash dividends	$9,911	$31,884	$7,966
Common stock repurchases	—	5,180	592

Cash returned to shareholders	$9,911	$37,064	$8,558

Performance Measures
Return on net sales (net income / net sales)	12.0%	11.0%	11.9%
Return on average assets (net income / average assets)	18.2%	21.1%	20.8%
Return on beginning equity (net income / beginning equity)	25.2%	26.0%	28.3%
Results of Operations—Fiscal 2010 versus Fiscal 2009
The slump in global economic activity that began negatively affecting the company’s financial results in the last quarter of fiscal 2009 continued through fiscal 2010. During the second half of fiscal 2010, global economies began to show signs of a recovery from the unprecedented volatility and disruption. However, there is substantial uncertainty as to the strength and sustainability of the economic recovery.
The 15% decrease in net sales is the result of year-over-year sales declines in Applied Technology (16%) and Engineered Films (29%). Electronic Systems and Aerostar sales were relatively flat year-over-year. Expectations of lower farm income and economic uncertainty caused growers and custom spray applicators to defer purchases, which negatively affected substantially all of Applied Technology’s product categories. The impact of the weak economy on Engineered Films’ largest markets resulted in year-over-year declines of energy market sales (40%) and construction market sales (25%). Electronic Systems sales were up 2% year-over-year, reflecting increased deliveries of avionics and secure communication electronics to meet rising demand from government agencies and the aerospace market, which was partially offset by a smaller customer base. Aerostar sales were flat compared with last year, as increased deliveries of MC-6 Army parachutes, aerostats and research balloons were offset by decreased deliveries of protective wear.
Applied Technology operating margins contracted year-over-year, reflecting the negative impact of lower sales on operating leverage. However, disciplined margin management, operational efficiencies and higher productivity brought improved operating margins for Engineered Films, Electronic Systems and Aerostar. Consequently, the 7% year-over-year decrease in operating income was less severe than the 15% drop in sales.
While fourth quarter revenues of $55.8 million were down 7%, net income grew 25% from the fourth quarter of fiscal 2009. Applied Technology quarterly sales fell 12%, resulting from the negative impact of lower farm income and economic uncertainty. Electronic Systems fourth quarter sales declined 14% due to lower sales of secure communication electronics, reflecting lower demand from government agencies, and slower avionics deliveries, as commercial airlines began cancelling or delaying delivery schedules. Aerostar’s quarterly sales dropped 12%, as fiscal 2009 fourth quarter results included nearly $3 million of MC-6 parachute deliveries that were delayed from the prior quarter due to contract modifications. Engineered Films fourth quarter sales rose 15% due to increased business activity and higher energy prices, as growth in emerging markets drove oil prices to levels adequate to support an increase in drilling activity. This resulted in a 40% increase in fourth quarter sales of pit and pond lining films to the oil and gas exploration markets from the prior year.
Fourth quarter net income of $5.8 million rose 25% year-over-year. Disciplined margin management at Engineered Films led to $2.4 million of operating income versus an operating loss of $178,000 in the fourth quarter of fiscal 2009. Management responded quickly and decisively to the freefall in business activity experienced in the fourth quarter of fiscal 2009 by tightly managing expenses and decreasing headcount—necessary steps to align the division with the weak business environment.
20 2010 ANNUAL REPORT RAVEN

Results of Operations—Fiscal 2009 versus Fiscal 2008
In fiscal 2009, the company posted record sales, operating income, net income, diluted earnings per share and operating cash flow. The results were fueled by a strong agricultural market and new product introductions in the Applied Technology segment and, to a lesser extent, shipments under government contracts at Aerostar. The 20% increase in net sales was the result of year-over-year sales growth in Applied Technology (60%), Aerostar (57%) and Engineered Films (5%). The 13% rise in operating income was primarily the result of sales growth and positive operating leverage generated by Applied Technology. The increase in operating income fell short of the growth in sales as a result of negative operating leverage at Electronic Systems, when sales volume slipped due to the loss of a customer and the weak economy. In addition, Engineered Films margins contracted as competitive pricing pressures created by the slowdown in construction activity prevented the pass-through of increased plastic resin costs.
Strategic Investments
In November 2009, the company made two significant investments. These enhanced Applied Technology’s information strategy of providing a comprehensive precision agriculture system to improve productivity and efficiency by transforming field data into knowledge.
Site-Specific Technology Development Group, Inc. (SST)
The company acquired a 20% interest in SST, a privately held agricultural software development and information services provider, for $5.0 million. Raven and SST are strategically aligned to provide customers with simple, more efficient ways to move and manage information in the precision agriculture market.
Ranchview, Inc. (Ranchview)
The company purchased substantially all of the assets of Ranchview, Inc., a privately held Canadian start-up company for $1.5 million cash and contingent consideration valued at $2.3 million. Raven has agreed to pay additional consideration on a quarterly basis of 6% on future sales of Ranchview products, up to a maximum payment of $4.0 million. Ranchview developed products that use cellular networks instead of traditional radio systems that are typically used to deliver RTK (Real Time Kinematic) corrections to GPS enabled equipment.
Cash Flow and Payments to Shareholders
Raven continues to generate strong operating cash flows, hitting a record $47.6 million in fiscal 2010 due to company earnings and lower accounts receivable and inventory levels. Working capital levels reflected both lower business activity and improved management of working capital.
During fiscal 2010, $9.9 million was returned to shareholders through quarterly dividends. The quarterly cash dividend increased from 13 cents per share to 14 cents per share beginning in the second quarter. This represents the 23rd consecutive increase in the annual dividend (excluding special dividends).
During fiscal 2009, $37.1 million was returned to shareholders through stock repurchases, quarterly dividends and a special dividend of $22.5 million paid in November 2008.
Performance Measures
Despite challenging economic conditions, the company continues to generate solid returns on net sales, average assets and beginning equity, which are important gauges of Raven’s ability to efficiently produce profits. Raven generated a record 12% return on sales in fiscal 2010. Improved operating efficiencies and cost containment overcame the negative impact of weak market conditions on the company’s net sales and earnings.
2010 ANNUAL REPORT RAVEN 21

Financial Review and Analysis (continued)
RESULTS OF OPERATIONS—SEGMENT ANALYSIS
Applied Technology
Applied Technology provides electronic and Global Positioning System (GPS) products designed to reduce operating costs and improve yields for the agriculture market.
Financial highlights for fiscal years ended January 31,

		%		%
Dollars in thousands	2010	change	2009	change	2008

Applied Technology
Net sales	$86,217	(16)%	$103,098	60%	$64,291
Gross profit	37,889	(19)%	46,591	63%	28,640
Gross margins	43.9%		45.2%		44.5%
Operating income	$25,722	(24)%	$33,884	77%	$19,102
Operating margins	29.8%		32.9%		29.7%
Fiscal 2010 net sales of $86.2 million decreased $16.9 million (16%) and operating income of $25.7 million was down $8.2 million (24%) versus fiscal 2009. Lower sales and operating income were due primarily to a decrease in sales volume partially offset by modest selling price increases.
Fiscal 2010 fourth quarter net sales of $17.3 million were off $2.4 million (12%) and operating income of $4.1 million fell $1.1 million (21%).
A number of factors contributed to the drop in full-year and fourth quarter comparative results:
•	Economic uncertainty. The government’s calendar 2009 farm income forecast was significantly lower than 2008 actual levels. Farm production costs declined from prior-year levels; however, they were outpaced by the decline in crop prices. Expectations of lower farm income and economic uncertainty led growers and custom spray applicators to defer purchases. These factors had a negative impact on substantially all of the segment’s product categories.

•	New product sales. Products that enable entry into new markets, have new applications, or are customized are included in the new product sales category for 24 months from their release date. Fiscal 2010 new product sales decreased from a year ago, reflecting the highly successful fiscal 2009 launches of innovative field computers.

•	International sales. International sales of $17.1 million fell $1.7 million (9%) year-over-year. Net sales outside the U.S. accounted for 20% of segment sales in fiscal 2010 versus 18% in fiscal 2009. Declines in some markets were partially offset by expansion into regions not previously served.

•	Negative operating leverage. Gross margins of 43.9% in fiscal 2010 fell from 45.2% in fiscal 2009. Selling expenses in the latest year were $7.0 million, or 8.1% of net sales, compared with $7.5 million, or 7.3% of net sales, for fiscal 2009. The change in profits and selling expenses as a percentage of sales reflected the negative impact of falling sales on operating leverage.

•	Research and development. R&D expenses of $5.2 million were flat between the two years; however, they increased as a percentage of net sales—6.0% for fiscal 2010 versus 5.0% for fiscal 2009. Focused investments in R&D are critical to product development, which will support future growth and competitive position in the marketplace.
Fiscal 2009 net sales of $103.1 million increased $38.8 million (60%) and operating income of $33.9 million grew $14.8 million (77%) over fiscal 2008. The increase in sales and operating income was due primarily to higher sales volume and modest selling price increases.
These factors contributed to higher sales volume and strong operating results:
•	Healthy global farm fundamentals. Commodity prices were strong through the first nine months of the year but fell from their highs. However, agricultural market fundamentals remained strong and continued to influence growers’ capital investment decisions, increasing demand for Applied Technology precision agriculture equipment.

•	Investments in select global markets. International sales rose to 18% of segment sales in fiscal 2009 compared with 16% in fiscal 2008, an increase of $8.7 million.

•	Increased acceptance of precision agriculture. Double-digit year-over-year sales growth was achieved for all product categories (standard, precision, steering and AutoboomTM). This reflected strong customer demand for flagship sprayer products as well as newer products such as the CruizerTM—a simple and affordable guidance system targeted at new entrants to the precision agriculture market.
22 2010 ANNUAL REPORT RAVEN

•	Positive operating leverage. Gross margins of 45.2% in fiscal 2009 compared favorably to fiscal 2008 gross margins of 44.5%. Fiscal 2009 selling expenses were $7.5 million, or 7.3% of net sales, compared with fiscal 2008 selling expenses of $5.3 million, or 8.2% of net sales. These improvements came from positive operating leverage generated through increased sales volume.
Engineered Films
Engineered Films produces rugged reinforced plastic sheeting for industrial, construction, geomembrane and agricultural applications.
Financial highlights for fiscal years ended January 31,

		%		%
Dollars in thousands	2010	change	2009	change	2008

Engineered Films
Net sales	$63,783	(29)%	$89,858	5%	$85,316
Gross profit	13,013	(10)%	14,502	(32)%	21,236
Gross margins	20.4%		16.1%		24.9%
Operating income	$10,232	(6)%	$10,919	(38)%	$17,739
Operating margins	16.0%		12.2%		20.8%
Fiscal 2010 net sales of $63.8 million decreased $26.1 million (29%) while operating income of $10.2 million was off $687,000 (6%) versus fiscal 2009. Lower sales and operating income reflected falling sales volume and selling prices.
The year-over-year change was driven primarily by the following factors:
•	Depressed markets. Dysfunctional credit markets and plunging asset values resulted in weak economic activity. Energy prices plunged as a result of the reduction in economic activity, leading to the decline in the oil and gas exploration market throughout the majority of the year. Similarly, as the flow of credit slowed and economic uncertainty rose, the commercial construction markets suffered. Agricultural commodity prices also fell sharply, resulting in a softening of the agricultural market. The impact of the recession was felt across all of the division’s markets, with sales to the two largest markets—energy and construction—decreasing approximately 40% and 25%, respectively.

•	Sales volume and selling prices. Selling prices decreased approximately 16% and sales volume, as measured by pounds shipped, fell 17% year-over-year. These negative trends reflected market disruptions, competitive pricing pressures stemming from excess industry capacity and lower resin costs due to relatively low natural gas prices.

•	Cost containment. Management responded quickly and decisively to the freefall in business activity experienced in the fourth quarter of fiscal 2009. The necessary steps were taken to align the division with the weak business environment, by tightly managing expenses and decreasing headcount.

•	Margin preservation. Poor economic conditions, volatile material costs and competitive pricing pressures squeezed margins. However, the impact of these factors was more than offset by opportune purchases of prime grade resin and cost containments. Consequently, gross margins increased from 16.1% to 20.4%.

•	Selling expenses. Selling expenses increased to 3.8% of sales from 3.6% in the prior year. Selling expenses of $2.4 million decreased 25% year-over-year, through reductions in personnel and promotional expenses. However, this lagged the 29% drop in sales.
Fiscal 2010 fourth quarter net sales of $16.7 million increased $2.2 million (15%) from the fourth quarter of fiscal 2009. In addition, the segment posted fourth quarter fiscal 2010 operating income of $2.4 million compared with an operating loss of $178,000 in the fourth quarter of fiscal 2009.
Fiscal 2010 fourth quarter results were affected by the following:
•	Market stabilization. Sales and profit comparisons were favorable, as fourth quarter fiscal 2009 financial results were deeply affected by the freefall in business activity.

•	Sales volume. Higher sales for the quarter were largely volume driven. Greater business activity and growth in emerging markets drove oil prices to levels adequate to support an increase in drilling activity. As a result, fourth quarter sales of pit and pond lining films to the oil and gas exploration markets rose 40% as distributors replenished inventory levels.

•	Margin expansion. Gross margins increased from 3.6% for last year’s fourth quarter to 18.5%. Last year’s margins were negatively affected by a sudden decrease in sales volume on a relatively high-cost base and high-cost inventory.
2010 ANNUAL REPORT RAVEN 23

Financial Review and Analysis (continued)
Fiscal 2009 net sales of $89.9 million increased $4.5 million (5%) while operating income of $10.9 million fell $6.8 million (38%) versus fiscal 2008.
Fiscal 2009 results were driven by these trends:
•	Sales volume and selling prices. Sales increased due to higher volume coupled with a modest increase in selling prices. Strong sales of pit and pond lining films to the oil and gas market and higher agriculture sales were partially offset by a decline in sales to the manufactured housing market.

•	Margin contraction. Depressed margins reflected volatile material costs, increased price competition and poor economic conditions. Competitive pricing pressures—especially in the construction market—hindered the ability to pass on higher resin costs. This meant production costs outpaced increases in selling prices. Gross margins decreased from 24.9% in fiscal 2008 to 16.1% in fiscal 2009.

•	Selling expenses. Fiscal 2009 selling expenses of $3.2 million were relatively flat year-over-year.
Electronic Systems
Electronic Systems is a total-solutions provider of electronics manufacturing services, primarily to North American original equipment manufacturers.
Financial highlights for fiscal years ended January 31,

		%		%
Dollars in thousands	2010	change	2009	change	2008

Electronic Systems
Net sales	$63,525	2%	$61,983	(9)%	$67,987
Gross profit	10,258	42%	7,218	(38)%	11,557
Gross margins	16.1%		11.6%		17.0%
Operating income	$8,979	52%	$5,926	(43)%	$10,365
Operating margins	14.1%		9.6%		15.2%
Fiscal 2010 net sales of $63.5 million increased $1.5 million (2%) and operating income of $9.0 million grew $3.1 million (52%) from fiscal 2009.
Fiscal 2010 full-year comparative results reflected the following:
•	Growth from existing customers. The 2% rise in sales was attributable to higher deliveries of avionics (10%) and secure communication electronics (20%) to meet increased demand from government agencies and the aerospace market, partially offset by a smaller customer base.

•	Margin expansion. Gross margins expanded as a result of positive operating leverage produced through increased sales to existing customers, favorable product mix and cost controls—such as headcount reductions and facility consolidation.

•	Selling expenses. Selling expenses of $1.2 million (1.8% of sales) were consistent with the prior year.
Fiscal 2010 fourth quarter net sales of $13.8 million fell $2.3 million (14%) and operating income of $2.0 million decreased $288,000 (13%) from fourth quarter fiscal 2009.
Fiscal 2010 fourth quarter comparative results reflected the following:
•	Secure communication electronics and avionics. Fourth quarter sales declined 14% due to lower sales of secure communication electronics, reflecting lower demand from government agencies, and slower avionics deliveries, as commercial airlines began cancelling or delaying delivery schedules. Approximately 70% of avionics sales are related to military aircraft, which mitigate the negative impact of disruptions on commercial deliveries.
Fiscal 2009 net sales of $62.0 million decreased $6.0 million (9%) and operating income of $5.9 million declined $4.4 million (43%) from fiscal 2008.
The following factors affected fiscal 2009 full-year comparative results:
•	Slower consumer spending. Hand-held bed control shipments were negatively affected by lower consumer spending on non-essential home-related products, reflecting the influence of financial uncertainty on consumer sentiment and a soft construction market.

•	Loss of a customer. Fiscal 2008 results included $7 million of sales to a former customer (which was acquired) and a profitable non-repeat close-out order.
24 2010 ANNUAL REPORT RAVEN

•	Increased sales of avionics. Strong sales of avionics partially offset the negative impact of the factors mentioned earlier.

•	Negative operating leverage. Gross margins suffered from negative operating leverage on lower sales and a less favorable product mix. Fiscal 2009 third and fourth quarter operating expenses were reduced by consolidating manufacturing space, which led to improved gross margins in the second half of the year.

•	Selling expenses. Selling expenses of $1.1 million (1.7% of sales) were consistent with the prior year.
Aerostar
Aerostar manufactures military parachutes, protective wear, custom-shaped inflatable products and high-altitude and tethered aerostats for government and commercial research.
Financial highlights for fiscal years ended January 31,

		%		%
Dollars in thousands	2010	change	2009	change	2008

Aerostar
Net sales	$27,244	0%	$27,186	57%	$17,290
Gross profit	6,632	28%	5,189	121%	2,343
Gross margins	24.3%		19.1%		13.6%
Operating income	$5,634	34%	$4,219	180%	$1,506
Operating margins	20.7%		15.5%		8.7%
Fiscal 2010 net sales of $27.2 million were flat and operating income of $5.6 million grew $1.4 million (34%) over fiscal 2009.
Fiscal 2010 fourth quarter net sales of $8.9 million decreased $1.3 million (12%) and operating income of $2.1 million increased $299,000 (17%) versus fiscal 2009.
Fiscal 2010 fourth quarter and full-year comparative results were primarily attributable to the following:
•	Sales volumes. Flat year-over-year sales reflected increased deliveries of MC-6 Army parachutes, aerostats and research balloons, which were offset by decreased deliveries of protective wear due to the completion of a large contract in January 2009. Fourth quarter sales dropped 12% as fiscal 2009 fourth quarter results included nearly $3 million of MC-6 parachute deliveries that were delayed from the prior quarter due to contract modifications.

•	Margin expansion. The improvement in gross and operating margins came from increased parachute manufacturing efficiencies. Final production runs and deliveries of the MC-6 parachute contract were made at the end of fiscal 2010. Fiscal 2010 was the most profitable year for the program, primarily due to the higher efficiency level attained.

•	Selling expenses. Selling expenses of $800,000 (2.9% of sales) were consistent with the prior year.
Fiscal 2009 net sales of $27.2 million increased $9.9 million (57%) and operating income of $4.2 million grew $2.7 million (180%) over fiscal 2008.
Fiscal 2009 comparative results were primarily affected by the following items:
•	Government contracts. Shipments of protective wear and MC-6 parachutes increased year-over-year. Deliveries under the $20.7 million MC-6 Army parachute and $6.5 million protective wear contracts began in the fourth quarter of fiscal 2008.

•	Positive operating leverage. Gross margins of 19.1% in fiscal 2009 compared favorably with gross margins of 13.6% in fiscal 2008, bolstered by increased MC-6 Army parachute and protective wear shipments.

•	Selling expenses. Fiscal 2009 selling expenses of 3.1% of net sales compared favorably with 4.1% of net sales in fiscal 2008. Selling expenses of $856,000 increased 22% year-over-year; however, the increase lagged the 57% rise in sales.
2010 ANNUAL REPORT RAVEN 25

Financial Review and Analysis (continued)

Corporate Expenses (administrative expenses, income taxes and interest income and other, net)

Dollars in thousands	2010	2009	2008

Administrative expenses	$7,407	$8,502	$7,467
Administrative expenses as a % of sales	3.1%	3.0%	3.2%
Interest income and other, net	$102	$507	$1,079
Effective tax rate	34.0%	34.4%	34.2%
Administrative expenses declined 13% in fiscal 2010 compared with fiscal 2009, driven by headcount reductions and lower incentive compensation and legal expenses. Administrative expenses increased 14% in fiscal 2009 compared with fiscal 2008, as a result of higher compensation and professional service expense.
“Interest income and other, net” consists mainly of interest income, bank fees and foreign currency transaction gain or loss. The year-over-year declines of $405,000 in fiscal 2010 and $572,000 in fiscal 2009 were attributable primarily to a decrease in interest income due to lower interest rates.
Effective tax rates for the three years presented were favorably affected by the U.S. federal tax deduction from income attributable to manufacturing activities.
OUTLOOK
Management expects to be challenged by a difficult operating environment in fiscal 2011, due to high unemployment, weak residential and consumer construction and continued de-leveraging of consumer and corporate balance sheets. Despite this subdued economic outlook, management anticipates near-term growth through market share gains, new products and geographic expansion. Long-term growth will be driven by 1) research and development, 2) capital investment in new products and technologies, 3) strategic investments to augment existing products and markets and 4) continued expansion of the company’s global reach. The successful execution of the company’s fiscal 2010 strategy of preserving and generating cash and tightly managing costs has strengthened the company’s core businesses.
Applied Technology
Management anticipates fiscal 2011 sales growth to be in the 10% range. New product sales—including those developed through the Ranchview acquisition—and international market growth are expected to offset weakness in the domestic agriculture market.
Global opportunities continue, due to rising global demand for food, heightened environmental concerns and broadening recognition of precision agriculture as a modest capital investment with rapid returns. Applied Technology continues to see significant opportunities in developing markets—such as Eastern Europe, Russia and Brazil—and developed markets—such as Canada, Europe and Australia.
Previous investments in product development and global expansion, along with the recent investments in SST and Ranchview, position Applied Technology as a premier total precision solutions provider (GPS steering devices, planting and spraying controls, data collection, transmission, storage and analysis). In addition, the division will benefit from the continued focus on “ease of use” and product “localization.”
Engineered Films
Engineered Films financial results have been affected by global economic weakness and associated declines in oil and gas consumption and construction activity. However, the prompt re-alignment of the cost structure with market conditions has strengthened the division’s position for fiscal 2011.
Fiscal 2011 revenue growth is targeted in the 10% range on a constant dollar basis. The volatile pricing environment could materially affect actual sales levels. Management anticipates increased sales of geomembrane products for lining and capping landfills, water canals and reservoirs. In addition, Engineered Films continues to develop new products, and market innovative products such as FeedFreshTM silage covers and VaporBlock PlusTM radon barriers. Ultimately, Engineered Films growth is dependent on the reversal of the severe economic contraction, particularly in the oil and gas drilling and construction markets.
Electronic Systems
In fiscal 2011, management anticipates Electronic Systems to maintain a good level of profit and cash flow on relatively flat sales. Lower avionics revenues are expected to be substantially offset by higher sales of secure communications and controls.
Aerostar
Management believes revenue growth of 50% or more can be achieved by Aerostar in the coming year. The three-year MC-6 parachute contract, completed at the end of fiscal 2010, will be replaced by deliveries on the T-11 parachute contract in fiscal 2011. In addition, Aerostar’s growth
26 2010 ANNUAL REPORT RAVEN

strategy, which focused on tethered aerostat systems for use in persistent surveillance by the military, is beginning to generate significant sales orders. More than $7 million in orders were received in the fourth quarter of fiscal 2010. Aerostar will continue to capitalize on opportunities in the tethered aerostat market throughout fiscal 2011 and expects significant growth in this product line. The profit impact of higher sales is expected to be partially offset by start-up costs on new contracts.
Corporate and other
Administrative costs in fiscal 2011 are expected to approach fiscal 2009 levels due to higher compensation costs. The increase in the U.S. manufacturer’s tax deduction should reduce the company’s effective income tax rate by approximately one percentage point, although this could be offset if the research and development income tax credit is not renewed in the U.S.
LIQUIDITY AND CAPITAL RESOURCES
The company’s liquidity and capital resources are strong despite the global economic recession. Management focuses on the current cash balance and operating cash flows in considering liquidity, as operating cash flows have historically been Raven’s primary source of liquidity. Management expects that current cash, combined with the generation of positive operating cash flows, will be enough to fund the company’s operating, investing and financing activities.
Raven’s cash needs are seasonal, with working capital demands strongest in the first quarter. As a result, the discussion of trends in operating cash flows focuses on the primary drivers of year-over-year variability in working capital.
Cash, cash equivalents and short-term investments totaled $43.7 million at January 31, 2010, a $27.4 million increase from $16.3 million on the same date in 2009. In November 2008, the company paid a special cash dividend of $22.5 million.
In addition, Raven has an uncollateralized credit agreement that provides an $8.0 million line of credit. The credit line is expected to be renewed during fiscal 2011, as the maturity date on the current line of credit is September 1, 2010.
Operating Activities
Operating cash flows result primarily from cash received from customers, which is offset by cash payments for inventories, services and employee compensation. Management evaluates working capital levels through the computation of average day’s sales outstanding and inventory turnover. Average day’s sales outstanding is a measure of the company’s efficiency in enforcing its credit policy. The inventory turnover ratio is a metric used to evaluate the effectiveness of inventory management, with further consideration given to balancing the disadvantages of excess inventory with the risk of delayed customer deliveries.
Cash provided by operating activities was $47.6 million in fiscal 2010 compared with $39.0 million in fiscal 2009. The increase in operating cash flows is the result of favorable variability in working capital needs, partially offset by lower company earnings.
Reductions in inventory and accounts receivable have combined to generate $7.9 million in cash versus cash consumed of $4.2 million in fiscal 2009. Lower business levels, disciplined inventory management (inventory turnover of 5.3X in fiscal 2010 versus 5.2X in fiscal 2009) and improved cash collections (average day’s sales outstanding of 52 days in fiscal 2010 versus 54 days in fiscal 2009) resulted in strong operating cash flows. Additionally, year-over-year variability in accounts payable generated $2.9 million in cash, as compared with $963,000 in fiscal 2009, due to more favorable payment terms. This favorable cash impact was partially offset by a decrease in accrued liabilities, which reflected lower compensation accruals and the acceleration of a $1.1 million cash contribution to the employee 401(k) plan, due to a change in the plan design. Fiscal 2010 bad debt recoveries of $183,000 compared favorably to prior-year expense of $629,000, reflecting lower sales and more stable economic conditions—particularly as it related to the company’s international exposure.
Fiscal 2009 cash provided by operating activities was $39.0 million, an increase of $11.9 million from $27.2 million in fiscal 2008. The improvement in fiscal 2009 operating cash flows versus one year earlier was due primarily to company earnings, lower inventory levels and a higher accounts payable balance. Inventory declined to $36.0 million in fiscal 2009 from $36.5 million in fiscal 2008. Lower Engineered Films inventories were partially offset by higher levels at Applied Technology. Accounts payable at January 31, 2009, of $9.4 million was up 13% from one year earlier, reflecting more favorable payment terms. Partially offsetting these cash flow improvements was cash consumed to finance higher accounts receivable. Accounts receivable rose from $36.5 million in fiscal 2008 to $40.3 million at January 31, 2009, with Applied Technology sales growth and seasonal payment terms offered to the agricultural market accounting for the majority of the increase. Fiscal 2009 bad debt expense of $629,000 was up $538,000 from the prior year. This reflected specific customer receivable writeoffs, as well as additional reserves for increased international exposure.
2010 ANNUAL REPORT RAVEN 27

Financial Review and Analysis (continued)
Investing Activities
Cash used in investing activities totaled $13.4 million in fiscal 2010, $7.0 million in fiscal 2009 and $4.4 million in fiscal 2008. The fiscal 2010 increase of $6.4 million reflected a $4.5 million increase in net purchases of short-term investments and $6.5 million of cash outlays for the SST and Ranchview investments, partially offset by a $4.7 million decrease in capital expenditures.
Additional cash consumed between fiscal 2009 and 2008 was due primarily to higher capital expenditures to support the increased manufacturing requirements of Applied Technology.
Management anticipates fiscal 2011 capital spending of roughly $8 million.
Financing Activities
Cash used in financing activities is primarily for dividend payments and repurchases of common stock.
Financing activities consumed cash of $9.9 million in fiscal 2010 compared with $37.0 million in fiscal 2009 and $8.3 million in fiscal 2008.
The quarterly cash dividend was increased by 8 percent to 14 cents per share in the second quarter of fiscal 2010. Quarterly dividends of $9.9 million, or 55 cents per share, were paid in the current year compared with $9.4 million, or 52 cents per share, in fiscal 2009. In addition, a special dividend of $1.25 per share was paid in November 2008. The $22.5 million special dividend was in response to Raven’s strong cash position and commitment to return excess cash to shareholders. Treasury stock purchases totaled $5.2 million for fiscal 2009. No treasury stock purchases were made in fiscal 2010, as the share repurchase program was suspended in July 2008.
The change between fiscal 2009 and 2008 financing activity cash flows was the result of an increase in quarterly dividends, stock repurchases and the fiscal 2009 special dividend. Repurchases of the company’s common stock totaled $5.2 million (161,100 shares) in fiscal 2009 in contrast to $592,000 (20,150 shares) in fiscal 2008. The fiscal 2009 quarterly dividend of 13 cents per share increased from 11 cents per share one year earlier.
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
As of January 31, 2010, the company is obligated to make cash payments in connection with its non-cancelable operating leases for facilities and equipment and unconditional purchase obligations—primarily for raw materials—in the amounts listed below. The company has no off-balance sheet debt or other unrecorded obligations other than the items noted in the following table. In addition to the commitments noted there, standby letters of credit totaling $1.3 million have been issued, primarily to support self-insured workers compensation bonding requirements. In the event the bank chooses not to renew the company’s line of credit, the letters of credit would cease and alternative methods of support for the insurance obligations would be necessary, would be more expensive and would require additional cash outlays. Management believes the chances of this are remote. A summary of the obligations and commitments at January 31, 2010, and for the next five years is shown below.

		Less			More
		than	1-3	3-5	than
Dollars in thousands	Total	1 year	years	years	5 years

Contractual Obligations:
Line of credit(a)	$—	$—	$—	$—	$—
Operating leases	304	234	70	—	—
Postretirement benefits	5,512	229	528	599	4,156
Unconditional purchase obligations	42,359	42,359	—	—	—
Uncertain tax positions(b)	—	—	—	—	—

	$48,175	$42,822	$598	$599	$4,156

(a)	$8.0 million line bears interest at 4.0% as of January 31, 2010, and expires September 2010. The line of credit is reduced by outstanding letters of credit totaling $1.3 million.

(b)	The total liability for uncertain tax positions at January 31, 2010, was $3.5 million. The company is not able to reasonably estimate the timing of future payments relating to non-current tax benefits.
CRITICAL ACCOUNTING ESTIMATES
Critical accounting policies are those that require the application of judgment when valuing assets and liabilities on the company’s balance sheet. These policies are discussed below, because a fluctuation in actual results versus expected results could materially affect operating results and because the policies require significant judgments and estimates to be made. Accounting related to these policies is initially based on best estimates at the time of original entry in the accounting records. Adjustments are periodically recorded when the company’s actual experience differs from the expected experience underlying the estimates. These adjustments could be material if experience
28 2010 ANNUAL REPORT RAVEN

were to change significantly in a short period of time. The company does not enter into derivatives or other financial instruments for trading or speculative purposes. However, Raven has used derivative financial instruments to manage the economic impact of fluctuations in currency exchange rates on transactions that are denominated in currency other than its functional currency, which is the U.S. dollar. The use of these financial instruments had no material effect on the company’s financial condition, results of operations or cash flows.
Inventories
Raven’s most significant accounting judgment is determining inventory value at the lower of cost or market. The company estimates inventory valuation each quarter. Typically, when a product reaches the end of its life cycle, inventory value declines slowly or the product has alternative uses. Management uses its manufacturing resources planning data to help determine if inventory is slow-moving or has become obsolete due to an engineering change. The company closely reviews items that have balances in excess of the prior year’s requirements, or that have been dropped from production requirements. Despite these reviews, technological or strategic decisions made by management or Raven’s customers may result in unexpected excess material. Electronic Systems typically has recourse to customers for obsolete or excess material. When Electronic Systems customers authorize inventory purchases—especially with long lead-time items—they are required to take delivery of unused material or compensate the company accordingly. In every Raven operating unit, management must manage obsolete inventory risk. The accounting judgment ultimately made is an evaluation of the success that management will have in controlling inventory risk and mitigating the impact of obsolescence when it does occur.
Warranties
Estimated warranty liability costs are based on historical warranty costs and average time elapsed between purchases and returns for each business segment. Warranty issues that are unusual in nature are accrued for individually.
Allowance for Doubtful Accounts
Determining the level of the allowance for doubtful accounts requires management’s best estimate of the amount of probable credit losses based on historical writeoff experience by segment and an estimate of the collectibility of any known problem accounts. Factors that are considered beyond historical experience include the length of time the receivables are outstanding, the current business climate and the customer’s current financial condition.
Revenue Recognition
The company recognizes and records revenue when products are shipped because there is persuasive evidence of an arrangement, the sales price is determinable, collectibility is reasonably assured and delivery has occurred. Estimated returns, sales allowances or warranty charges are recognized upon shipment of a product. The company sells directly to customers or distributors that incur the expense and commitment for any post-sale obligations beyond stated warranty terms.
Goodwill
Management assesses goodwill for impairment annually—or more frequently if events or changes in circumstances indicate that an asset might be impaired—using fair value measurement techniques. For goodwill, Raven performs impairment reviews by reporting units. Reporting units are the company’s reportable segments, except that Aerostar’s goodwill is related specifically to its high-altitude research balloon operation and is accordingly evaluated independently from Aerostar’s other operations.
In the first step of goodwill impairment testing, the corporate discount rate is calculated so that the discounted cash flows are equal to Raven’s net enterprise value. The corporate discount rate is then increased when evaluating any individual reporting unit due to any additional risk factors inherent within the unit versus the corporation as a whole. A discounted cash flow analysis is then completed for the reporting unit using the adjusted discount rate. The discounted cash flow assumptions primarily include forecasted sales and costs and the discount rate. Management evaluates the merits of each significant assumption used to determine the fair value of the reporting unit.
The estimated fair value of the reporting unit is then compared with its net assets. If the estimated fair value of the reporting unit is less than the net assets of the reporting unit, an impairment loss is possible and a more refined measurement of the impairment loss would take place. This is the second step of the goodwill impairment testing, in which management may use market comparisons and recent transactions to assign the fair value of the reporting unit to all of the assets and liabilities of that unit. The valuation methodologies in both steps of goodwill impairment testing use significant estimates and assumptions, which include projected future cash flows (including timing and the risks inherent in future cash flows), perpetual growth rates and determination of appropriate market comparables.
2010 ANNUAL REPORT RAVEN 29

Financial Review and Analysis (continued)
Based on the analysis performed during the fourth quarter of fiscal 2010, the fair values of each of the company’s reporting units were in excess of their carrying values by more than 60%; therefore, no impairment indicators were noted through the step one impairment analysis, and a step two analysis was not considered necessary.
Long-lived Assets
For long-lived assets—including intangibles; investments in affiliates; and property, plant and equipment—management tests for recoverability whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. Property, plant and equipment are depreciated over the estimated lives of the assets using accelerated methods, which reduces the likelihood of an impairment loss. Management periodically discusses any significant changes in the utilization of long-lived assets, which may result from—but are not limited to—an adverse change in the asset’s physical condition or a significant adverse change in the business climate. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining its fair value.
Uncertain Tax Positions
Accounting for tax positions requires judgments, including estimating reserves for uncertainties associated with the interpretation of income tax laws and regulations and the resolution of tax positions with tax authorities after discussions and negotiations. The ultimate outcome of these matters could result in material favorable or unfavorable adjustments to the consolidated financial statements.
NEW ACCOUNTING STANDARDS
In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification (Codification), which became the single source of authoritative generally accepted accounting principles (GAAP) in the United States, other than rules and interpretive releases issued by the Securities and Exchange Commission (SEC). The Codification is a reorganization of current GAAP into a topical format that eliminates the current GAAP hierarchy and instead establishes two levels of guidance: authoritative and non-authoritative. All non-grandfathered, non-SEC accounting literature that is not included in the Codification became non-authoritative. The company adopted the Codification in the third quarter of fiscal 2010, which resulted in no changes to the content of the company’s financial statements or disclosures.
At the beginning of fiscal 2010, the company adopted FASB guidance that amends required disclosures about derivative instruments and hedging activities. This guidance requires enhanced disclosures about (a) how and why derivative instruments are used; (b) how derivative instruments and related hedged items are accounted for; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The adoption of this guidance had no impact on the company’s consolidated results of operations, financial condition or cash flows.
At the beginning of fiscal 2010, the company adopted FASB guidance that amends the factors that should be considered in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets and apply to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. The adoption of this guidance had no impact on the company’s consolidated results of operations, financial condition or cash flows.
In June 2009, the FASB amended its guidance on accounting for variable interest entities. This guidance alters the approach to determining the primary beneficiary of a variable interest entity, and requires companies to more frequently assess whether they must consolidate variable interest entities. The guidance is effective for the first annual reporting period beginning after November 15, 2009, and for interim periods within that first annual reporting period. The adoption of this guidance on February 1, 2010, is not expected to have a material impact on the company’s consolidated results of operations, financial condition or cash flows.
In October 2009, the FASB issued guidance on the accounting for multiple-deliverable revenue arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable; eliminates the residual method of allocation and requires arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method; and requires a vendor to determine its best estimate of selling price in a manner consistent with that used to determine the selling price of the deliverable on a stand-alone basis. This guidance also expands the required disclosures related to a vendor’s multiple-deliverable revenue arrangements. The guidance is effective beginning February 1, 2011, with early adoption permitted. The company has adopted the new guidance prospectively from the beginning of the fiscal year and determined that there is no material impact on its consolidated results of operations, financial condition, cash flows or disclosures, as the company had no significant multiple-deliverable arrangements during or at the end of the fiscal year.
30 2010 ANNUAL REPORT RAVEN

Monthly Closing Stock Price and Volume
Quarterly Information (Unaudited)

		Gross Profit					Net Income		Common Stock		Cash
Dollars in thousands,	Net	As	As	Operating	Pretax	Net	Per Share (b)		Market Price		Dividends
except per-share data	Sales	Reported	Reclassified(a)	Income	Income	Income	Basic	Diluted	High	Low	Per Share

FISCAL 2010
First Quarter	$65,222	$18,970	$20,428	$14,113	$14,114	$9,231	$0.51	$0.51	$24.65	$15.37	$0.13
Second Quarter	56,586	13,821	15,112	9,306	9,411	6,204	0.34	0.34	31.00	23.99	0.14
Third Quarter	60,158	15,510	16,918	11,119	11,116	7,293	0.40	0.40	32.43	24.47	0.14
Fourth Quarter	55,816	14,034	15,394	8,682	8,681	5,846	0.32	0.32	33.18	24.04	0.14

Total Year	$237,782	$62,335	$67,852	$43,220	$43,322	$28,574	$1.58	$1.58	$33.18	$15.37	$0.55

FISCAL 2009
First Quarter	$75,166	$22,015	$23,288	$16,641	$16,759	$10,882	$0.60	$0.60	$32.80	$25.94	$0.13
Second Quarter	69,278	15,786	17,197	10,312	10,488	6,815	0.38	0.38	39.50	29.46	0.13
Third Quarter	75,538	18,001	19,564	12,371	12,548	8,385	0.47	0.46	47.82	25.79	0.13
Fourth Quarter	59,931	12,079	13,399	7,070	7,106	4,688	0.26	0.26	33.24	20.60	1.38	(c)

Total Year	$279,913	$67,881	$73,448	$46,394	$46,901	$30,770	$1.71	$1.70	$47.82	$20.60	$1.77

FISCAL 2008
First Quarter	$58,103	$17,374	$18,400	$12,838	$13,025	$8,540	$0.41	$0.47	$30.84	$26.20	$0.11
Second Quarter	55,653	13,407	14,445	8,543	8,857	5,843	0.32	0.32	39.36	28.39	0.11
Third Quarter	61,842	15,299	16,504	10,940	11,254	7,398	0.41	0.41	45.85	33.42	0.11
Fourth Quarter	58,359	13,068	14,327	8,824	9,088	6,021	0.33	0.33	42.75	27.57	0.11

Total Year	$233,957	$59,148	$63,676	$41,145	$42,224	$27,802	$1.54	$1.53	$45.85	$26.20	$0.44

(a)	All quarters reflect the reclassification of R&D expense from cost of goods sold. (See Note 1.)

(b)	Net income per share is computed discretely by quarter and may not add to the full year.

(c)	A special dividend of $1.25 per share was paid during the fourth quarter of fiscal 2009.
2010 ANNUAL REPORT RAVEN 31

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
Management has assessed our internal control over financial reporting in relation to criteria described in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, we concluded that, as of January 31, 2010, our internal control over financial reporting was effective.
The effectiveness of our internal control over financial reporting as of January 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears on page 46 of this Annual Report.

Ronald M. Moquist	Thomas Iacarella
President & Chief Executive Officer	Vice President & Chief Financial Officer

March 31, 2010
32 2010 ANNUAL REPORT RAVEN

Consolidated Balance Sheets

	As of January 31
Dollars in thousands, except per-share data	2010	2009	2008

ASSETS
Current assets
Cash and cash equivalents	$40,684	$16,267	$21,272
Short-term investments	3,000	—	1,500
Accounts receivable, net	34,327	40,278	36,538
Inventories	34,475	35,977	36,529
Deferred income taxes	2,471	2,542	2,075
Other current assets	2,790	3,009	2,955

Total current assets	117,747	98,073	100,869

Property, plant and equipment, net	33,029	35,880	35,743
Goodwill	10,699	7,450	6,902
Other assets, net	8,834	3,012	4,347

Total assets	$170,309	$144,415	$147,861

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$12,398	$9,433	$8,374
Accrued liabilities	12,256	13,281	12,804
Customer advances	1,306	608	930

Total current liabilities	25,960	23,322	22,108

Other liabilities	11,098	7,537	7,478
Commitments and contingencies
Shareholders’ equity	133,251	113,556	118,275
Common shares, par value $1.00 per share Authorized—100,000,000 Outstanding—2010: 18,029,733; 2009: 18,012,251 2008: 18,120,513

Total liabilities and shareholders’ equity	$170,309	$144,415	$147,861

The accompanying notes are an integral part of the consolidated financial statements.
2010 ANNUAL REPORT RAVEN 33

Consolidated Statements of Income

	For the years ended January 31
Dollars in thousands, except per-share data	2010	2009	2008
Net sales	$237,782	$279,913	$233,957

Cost of goods sold	169,930	206,465	170,281

Gross profit	67,852	73,448	63,676

Research and development expenses	5,843	5,848	4,925

Selling, general and administrative expenses	18,789	21,206	17,606

Operating income	43,220	46,394	41,145

Interest income and other, net	(102)	(507)	(1,079)

Income before income taxes	43,322	46,901	42,224

Income taxes	14,748	16,131	14,422

Net income	$28,574	$30,770	$27,802

Net income per common share:
—Basic	$1.58	$1.71	$1.54

—Diluted	$1.58	$1.70	$1.53

The accompanying notes are an integral part of the consolidated financial statements.
34 2010 ANNUAL REPORT RAVEN

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

						Accumulated
	$1 Par					other
	common	Paid-in	Treasury stock		Retained	comprehensive
Dollars in thousands, except per-share data	stock	capital	Shares	Cost	earnings	income (loss)	Total

Balance January 31, 2007	$32,307	$2,341	(14,267,433)	$(47,590)	$113,103	$(1,893)	$98,268

Net income	—	—	—	—	27,802	—	27,802
Postretirement benefits, net of $84 income tax	—	—	—	—	—	156	156
Foreign currency translation	—	—	—	—	—	131	131

Total comprehensive income							28,089

Change in accounting for uncertain tax positions	—	—	—	—	(716)	—	(716)
Dividends ( $.44 per share)	—	4	—	—	(7,970)	—	(7,966)
Purchase of stock	—	—	(20,150)	(592)	—	—	(592)
Stock surrendered upon exercise of stock options	(47)	(1,462)	—	—	—	—	(1,509)
Employees’ stock options exercised	148	1,170	—	—	—	—	1,318
Share-based compensation	—	904	—	—	—	—	904
Tax benefit from exercise of stock options	—	479	—	—	—	—	479

Balance January 31, 2008	32,408	3,436	(14,287,583)	(48,182)	132,219	(1,606)	118,275

Net income	—	—	—	—	30,770	—	30,770
Postretirement benefits, net of $375 income tax	—	—	—	—	—	698	698
Foreign currency translation	—	—	—	—	—	(246)	(246)

Total comprehensive income							31,222

Dividends ($.52 per share)	—	7	—	—	(9,381)	—	(9,374)
Dividends (special—$1.25 per share)	—	18	—	—	(22,528)	—	(22,510)
Purchase of stock	—	—	(161,100)	(5,180)	—	—	(5,180)
Stock surrendered upon exercise of stock options	(34)	(1,258)	—	—	—	—	(1,292)
Employees’ stock options exercised	83	1,176	—	—	—	—	1,259
Share-based compensation	4	1,024	—	—	—	—	1,028
Tax benefit from exercise of stock options	—	128	—	—	—	—	128

Balance January 31, 2009	32,461	4,531	(14,448,683)	(53,362)	131,080	(1,154)	113,556

Net income	—	—	—	—	28,574	—	28,574
Postretirement benefits, net of ($122) income tax	—	—	—	—	—	(226)	(226)
Foreign currency translation	—	—	—	—	—	179	179

Total comprehensive income							28,527

Dividends ( $.55 per share)	—	11	—	—	(9,922)	—	(9,911)
Stock surrendered upon exercise of stock options	(51)	(1,319)	—	—	—	—	(1,370)
Employees’ stock options exercised	65	1,374	—	—	—	—	1,439
Share-based compensation	3	1,031	—	—	—	—	1,034
Tax cost from exercise of stock options	—	(24)	—	—	—	—	(24)

Balance January 31, 2010	$32,478	$5,604	(14,448,683)	$(53,362)	$149,732	$(1,201)	$133,251

The accompanying notes are an integral part of the consolidated financial statements.
2010 ANNUAL REPORT RAVEN 35

Consolidated Statements of Cash Flows

	For the years ended January 31
Dollars in thousands	2010	2009	2008

Cash flows from operating activities:
Net income	$28,574	$30,770	$27,802
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,611	7,345	6,944
Amortization of intangible assets	497	413	400
Change in fair value of acquisition-related contingent consideration	94	—	—
Provision for losses on accounts receivable, net of recoveries	(183)	629	91
Deferred income taxes	95	216	(779)
Share-based compensation expense	1,034	1,028	904
Change in operating assets and liabilities	10,935	(1,346)	(8,187)
Other operating activities, net	(14)	(18)	(24)

Net cash provided by operating activities	47,643	39,037	27,151

Cash flows from investing activities:
Capital expenditures	(3,302)	(8,001)	(6,635)
Purchases of short-term investments	(3,500)	(2,100)	(3,100)
Sales of short-term investments	500	3,600	5,600
Purchase of equity investment	(5,000)	—	—
Payments related to business acquisitions	(2,000)	(488)	(269)
Other investing activities, net	(94)	(11)	(29)

Net cash used in investing activities	(13,396)	(7,000)	(4,433)

Cash flows from financing activities:
Dividends paid	(9,911)	(31,884)	(7,966)
Purchases of treasury stock	—	(5,180)	(592)
Excess tax benefit on stock option exercises	—	128	479
Other financing activities, net	44	(33)	(191)

Net cash used in financing activities	(9,867)	(36,969)	(8,270)

Effect of exchange rate changes on cash	37	(73)	41

Net increase (decrease) in cash and cash equivalents	24,417	(5,005)	14,489
Cash and cash equivalents at beginning of year	16,267	21,272	6,783

Cash and cash equivalents at end of year	$40,684	$16,267	$21,272

The accompanying notes are an integral part of the consolidated financial statements.
36 2010 ANNUAL REPORT RAVEN

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
Certain amounts in the prior years’ consolidated financial statements have been reclassified to conform to the current year presentation. In the past, research and development expense was included in cost of goods sold and selling, general and administrative expenses on the face of the Consolidated Statements of Income. For the current year’s Consolidated Statements of Income “research and development expenses” is a separate line item.
INVESTMENT IN AFFILIATE
An affiliate investment over which the company has significant influence, but neither a controlling interest nor a majority interest in the risks or rewards of the investee, is accounted for using the equity method. The investment balance is included in “other assets, net.” The company considers whether the value of any of its equity method investments has been impaired whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If the company considered any such decline to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), a write-down would be recorded.
USE OF ESTIMATES
Preparing the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions. These affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.
FOREIGN CURRENCY
The company’s subsidiaries that operate outside the United States use the local currency as their functional currency. The functional currency is translated into U.S. dollars for balance sheet accounts using the period-end exchange rates and average exchange rates for the statement of income. Adjustments resulting from financial statement translations are included as foreign currency translation adjustments in “accumulated other comprehensive income (loss)” within shareholders’ equity. Foreign currency transaction gains or losses are recognized in the period incurred and are included in “interest income and other, net” in the Consolidated Statements of Income.
CASH AND CASH EQUIVALENTS
The company considers all highly liquid debt instruments with original maturities of three or fewer months to be cash equivalents. Cash and cash equivalent balances are principally concentrated in checking, money market and savings accounts with Wells Fargo Bank; Wells Fargo Brokerage Services, LLC. and Merrill Lynch & Co. (Bank of America).
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
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using accelerated methods. The estimated useful lives used for computing depreciation are as follows:

Building and improvements	15 — 39 years
Manufacturing equipment by segment
Applied Technology.	3 — 5 years
Engineered Films	5 — 12 years
Electronic Systems	3 — 5 years
Aerostar	3 — 5 years
Furniture, fixtures, office equipment and other	3 — 7 years
Maintenance and repairs are charged to expense in the year incurred, and renewals and betterments are capitalized. The cost and related accumulated depreciation of assets sold or disposed of are removed from the accounts and the resulting gain or loss is reflected in operations.
The company capitalizes certain costs incurred in connection with developing or obtaining internal-use software in accordance with the accounting guidance for such costs. Capitalized software costs totaled $855,000 in fiscal 2010 and $297,000 in fiscal 2009. There were no capitalized software costs in fiscal 2008. The costs are included in “property, plant and equipment, net” on the Consolidated Balance Sheets. Software costs that do not meet capitalization criteria are expensed as incurred. There was no amortization
2010 ANNUAL REPORT RAVEN 37

Notes to Financial Statements (continued)
expense related to capitalized software in fiscal 2010, 2009 or 2008, and future amortization expense will be included in depreciation.
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
GOODWILL
Raven recognizes goodwill as the excess cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed. For business combinations prior to February 1, 2009, earn-out payments to sellers are added to goodwill when payable under the terms of the purchase agreement. For business combinations after February 1, 2009, earn-out payments are accrued at fair value as of the purchase date, and payments reduce the accrual without affecting goodwill. Any change in the fair value of the contingent consideration after the acquisition date is recognized in the statements of income. Goodwill is tested for impairment on an annual basis during the fourth quarter and between annual tests whenever there is an impairment indicated. Impairment tests of goodwill are performed at the reporting unit level. Fair values are estimated based on discounted cash flows and are compared with the corresponding carrying value of the reporting unit. If the fair value of the reporting unit is less than the carrying amount, the amount of the impairment loss must be measured and then recognized to the extent the carrying value exceeds the implied fair value.
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
REVENUE RECOGNITION
Raven recognizes revenue when products are shipped because there is persuasive evidence of an arrangement, the sales price is determinable, collectability is reasonably assured and delivery has occurred. The company sells directly to customers or distributors who incur the expense and commitment for any post-sale obligations beyond stated warranty terms. Estimated returns, sales allowances or warranty charges are recognized upon shipment of a product. Shipping and handling costs are classified as a component of “cost of goods sold.”
OPERATING EXPENSES
The primary types of operating expenses are classified in the income statement as follows:

	Research and	Selling, general and
Cost of goods sold	development expenses	administrative expenses

Direct material costs	Personnel costs	Personnel costs
Material acquisition and	Professional service fees	Professional service fees
handling costs	Material and supplies	Advertising
Direct labor	Facility allocation	Promotions
Factory overhead		Information technology
including depreciation		equipment depreciation
Inventory obsolescence		Office supplies
Product warranties
Research and development expenses include costs related to product development and significant enhancements of existing products. Gross margins were affected by the reclassification of research and development expenses out of cost of goods sold to a separate item below gross profit. Additionally, R&D expenses that were previously classified as selling, general and administrative expenses were also reclassified to the separate R&D expenses line. The reclassification had no affect on any segment’s previously reported operating income or consolidated operating income.
38 2010 ANNUAL REPORT RAVEN

Components of consolidated operating income for the fiscal years ended January 31, 2009 and 2008, as originally reported and as reclassified, were as follows:

	For the year ended		For the year ended
	January 31, 2009		January 31, 2008
	As	As	As	As
Dollars in thousands	reported	reclassified	reported	reclassified
Net sales	$279,913	$279,913	$233,957	$233,957
Cost of goods sold	212,032	206,465	174,809	170,281

Gross profit	67,881	73,448	59,148	63,676
Gross margins	24.3%	26.2%	25.3%	27.2%
Research and development expenses	—	5,848	—	4,925
Selling, general and administrative expenses	21,487	21,206	18,003	17,606

Operating income	$46,394	$46,394	$41,145	$41,145

The company’s gross margins may not be comparable to industry peers due to variability in the classification of these expenses across the industries in which the company operates.
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
NEW ACCOUNTING STANDARDS
In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification (Codification), which became the single source of authoritative generally accepted accounting principles (GAAP) in the United States, other than rules and interpretive releases issued by the Securities and Exchange Commission (SEC). The Codification is a reorganization of current GAAP into a topical format that eliminates the current GAAP hierarchy and instead establishes two levels of guidance: authoritative and non-authoritative. All non-grandfathered, non-SEC accounting literature that is not included in the Codification became non-authoritative. The company adopted the Codification in the third quarter of fiscal 2010, which resulted in no changes to the content of the company’s financial statements or disclosures.
At the beginning of fiscal 2010, the company adopted FASB guidance that amends required disclosures about derivative instruments and hedging activities. This guidance requires enhanced disclosures about (a) how and why derivative instruments are used; (b) how derivative instruments and related hedged items are accounted for; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The adoption of this guidance had no impact on the company’s consolidated results of operations, financial condition or cash flows.
At the beginning of fiscal 2010, the company adopted FASB guidance that amends the factors that should be considered in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets and apply to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. The adoption of this guidance had no impact on the company’s consolidated results of operations, financial condition or cash flows.
In June 2009, the FASB amended its guidance on accounting for variable interest entities. This guidance alters the approach to determining the primary beneficiary of a variable interest entity, and requires companies to more frequently assess whether they must consolidate variable interest entities. The guidance is effective for the first annual reporting period beginning after November 15, 2009, and for interim periods within that first annual reporting period. The adoption of this guidance on February 1, 2010, is not expected to have a material impact on the company’s consolidated results of operations, financial condition or cash flows.
In October 2009, the FASB issued guidance on the accounting for multiple-deliverable revenue arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable; eliminates the residual method of allocation and requires arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method; and requires a vendor to determine its best estimate of selling price in a manner consistent with that used to determine the selling price of the deliverable on a stand-alone basis. This guidance also expands the required disclosures related to a vendor’s multiple-deliverable revenue arrangements. The guidance is effective beginning February 1, 2011, with early adoption permitted. The company has adopted the new guidance prospectively from the beginning of
2010 ANNUAL REPORT RAVEN 39

Notes to Financial Statements (continued)
the fiscal year and determined that there is no material impact on its consolidated results of operations, financial condition, cash flows or disclosures, as the company had no significant multiple-deliverable arrangements during or at the end of the fiscal year.
Note 2. Selected Balance Sheet Information
Following are the components of selected balance sheet items:

	As of January 31
Dollars in thousands	2010	2009	2008

Accounts receivable, net:
Trade accounts	$34,624	$40,891	$36,831
Allowance for doubtful accounts	(297)	(613)	(293)

	$34,327	$40,278	$36,538

Inventories:
Finished goods	$6,283	$6,062	$4,975
In process	4,172	3,258	3,631
Materials	24,020	26,657	27,923

	$34,475	$35,977	$36,529

Other current assets:
Insurance policy benefit	$2,300	$2,119	$2,549
Prepaid expenses and other	490	890	406

	$2,790	$3,009	$2,955

Property, plant and equipment, net:
Land	$1,227	$1,227	$1,227
Buildings and improvements	22,973	22,593	21,523
Machinery and equipment	64,119	62,504	57,563
Accumulated depreciation	(55,290)	(50,444)	(44,570)

	$33,029	$35,880	$35,743

Other assets, net:
Amortizable assets:
Purchased technology	$3,200	$2,300	$2,300
Other intangibles	1,633	1,314	1,172
Accumulated amortization	(2,648)	(2,143)	(1,740)

	2,185	1,471	1,732
Investment in affiliate	5,010	—	—
Deferred income taxes	1,580	1,482	2,540
Other, net	59	59	75

	$8,834	$3,012	$4,347

Accrued liabilities:
Salaries and benefits	$1,148	$1,891	$2,109
Vacation	2,693	2,581	2,415
401(k) contributions	180	1,333	1,184
Insurance obligations	3,959	3,615	4,010
Profit sharing	217	436	490
Warranties	1,259	1,004	684
Taxes—accrued and withheld	1,574	1,266	1,061
Other	1,226	1,155	851

	$12,256	$13,281	$12,804

Other liabilities:
Postretirement benefits	$5,283	$4,637	$5,246
Acquisition-related contingent consideration	2,301	—	—
Uncertain tax positions	3,514	2,900	2,232

	$11,098	$7,537	$7,478

Note 3. Accumulated Other Comprehensive Income (Loss)
Other comprehensive income refers to revenue, expenses, gains and losses that under U.S. generally accepted accounting principles are recorded as an element of shareholders’ equity but are excluded from net income. The components of accumulated other comprehensive income (loss) are shown below:

	As of January 31
Dollars in thousands	2010	2009	2008

Foreign currency translation	$56	$(123)	$123
Post-retirement benefits	(1,257)	(1,031)	(1,729)

Total accumulated other comprehensive loss	$(1,201)	$(1,154)	$(1,606)

Note 4. Supplemental Cash Flow Information

	For the years ended January 31
Dollars in thousands	2010	2009	2008

Changes in operating assets and liabilities:
Accounts receivable	$6,325	$(4,603)	$(5,216)
Inventories	1,552	447	(8,403)
Prepaid expenses and other assets	(49)	(35)	218
Accounts payable	2,934	963	2,437
Accrued and other liabilities	(520)	2,194	2,648
Customer advances	693	(312)	129

	$10,935	$(1,346)	$(8,187)

Cash paid during the year for income taxes	$13,816	$15,072	$14,068
Note 5. Acquisition of and Investments in Businesses and Technologies
In November 2009, the company acquired a 20% interest in Site-Specific Technology Development Group, Inc. (SST) for $5.0 million. SST is a privately held agricultural software development and information services provider. Raven and SST are strategically aligned to provide customers with simple, more efficient ways to move and manage information in the precision agriculture market. As of January 31, 2010, the company’s investment balance is included in “other assets, net” on the Consolidated Balance Sheets. The company accounts for its interest in SST using the equity method of accounting. At January 31, 2010, the carrying value of the investment in SST exceeded the company’s share of the underlying net assets of SST by $5.0 million. A portion of the excess relates to $1.1 million of technology-related assets that are amortized over a seven-year period. The remainder of the excess is attributable to goodwill.
In November 2009, the company purchased substantially all of the assets of Ranchview, Inc., a privately held Canadian corporation for $1.5 million cash and contingent consideration valued at $2.3 million. Raven has agreed to pay additional consideration on a quarterly basis of 6% on future sales of Ranchview products, up to a maximum payment of $4 million. Any change in the fair value of the contingent consideration after the acquisition date will be recognized in the statements of income. Ranchview, a start-up
40 2010 ANNUAL REPORT RAVEN

company, developed products that use cellular networks instead of the traditional radio systems that are typically used to deliver RTK (Real Time Kinematic) corrections to GPS enabled equipment. RTK corrections improve the accuracy of GPS equipment. The network can also be used to provide high-speed Internet access.
The allocation of the purchase price is summarized below:

Dollars in thousands
Goodwill	$2,734
Existing technology	900
Other intangibles	175

Total	$3,809

The goodwill associated with Ranchview is deductible for tax purposes. Purchased identifiable intangible assets are amortized on a straight-line basis over their respected useful lives. The estimated useful life is six years for existing technology and five to seven years for the remaining intangibles.
The results of operations of Ranchview for periods prior to the company’s acquisition were not material to the company’s Consolidated Statements of Income and, accordingly, pro forma results of operations have not been presented. This operation has been combined into the Applied Technology Division.
Note 6. Goodwill and Other Intangibles
Goodwill
The changes in the carrying amount of goodwill by reporting segment are shown below:

	Applied	Engineered	Electronic
Dollars in thousands	Technology	Films	Systems	Aerostar	Total

Balance at January 31, 2007	$5,611	$96	$433	$464	$6,604
Acquisition earn-outs	298	—	—	—	298

Balance at January 31, 2008	5,909	96	433	464	6,902
Acquisition earn-outs	548	—	—	—	548

Balance at January 31, 2009	6,457	96	433	464	7,450
Goodwill acquired during the year	2,734	—	—	—	2,734
Acquisition earn-outs	515	—	—	—	515

Balance at January 31, 2010	$9,706	$96	$433	$464	$10,699

Intangible Assets
Estimated future amortization expense based on the current carrying value of amortizable intangible assets for fiscal periods 2011 through 2015 is $610,000, $581,000, $225,000, $219,000 and $187,000, respectively.
Note 7. Employee Retirement Benefits
The company has a 401(k) plan covering substantially all employees. Prior to January 1, 2010, the company contributed 3% of qualified payroll. Starting January 1, 2010, the company began matching employee contributions up to a maximum of 4% of pay. Raven’s contribution expense was $1,085,000, $1,158,000 and $1,020,000 for fiscal 2010, 2009 and 2008, respectively.
In addition, the company provides postretirement medical and other benefits to senior executive officers and senior managers. There are no assets held for the plans and any obligations are covered through operating cash and investments.
The accumulated benefit obligation for these benefits is shown below:

	For the years ended January 31
Dollars in thousands	2010	2009	2008

Benefit obligation at beginning of year	$4,840	$5,447	$5,213
Service cost	55	67	90
Interest cost	332	361	307
Actuarial (gain) loss and assumption changes	476	(847)	(2)

Total recognized in net and other comprehensive income	863	(419)	395

Retiree benefits paid	(191)	(188)	(161)

Benefit obligation at end of year	$5,512	$4,840	$5,447

The liability and expense reflected in the balance sheet and income statement were as follows:

	For the years ended January 31
Dollars in thousands	2010	2009	2008

Beginning liability balance	$4,840	$5,447	$5,213
Employer expense	515	654	635
Other comprehensive (income) loss	348	(1,073)	(240)

Total recognized in net and other comprehensive income	863	(419)	395

Retiree benefits paid	(191)	(188)	(161)

Ending liability balance	5,512	4,840	5,447
Current portion	(229)	(203)	(201)

Long-term portion	$5,283	$4,637	$5,246

Assumptions used:
Discount rate	6.00%	7.00%	6.75%
Wage inflation rate	3.00%	3.00%	4.00%
The discount rate is based on matching rates of return on high-quality fixed-income investments with the timing and amount of expected benefit payments. No material fluctuations in retiree benefit payments are expected in future years.
The assumed health care cost trend rate for fiscal 2010 was 9.51% compared with 8.97% and 10.38% for fiscal 2009 and 2008. The impact of a one-percentage-point change in assumed health care rates would not be significant to the company’s income statement and would affect the ending liability balance by approximately $800,000. The rate to which the fiscal 2010 health care cost trend rate is assumed to decline is 4.50%, which is the ultimate trend rate. The fiscal year that the rate reaches the ultimate trend rate is expected to be fiscal 2030.
2010 ANNUAL REPORT RAVEN 41

Notes to Financial Statements (continued)
Note 8. Warranties
Changes in the warranty accrual were as follows:

	As of January 31
Dollars in thousands	2010	2009	2008

Beginning balance	$1,004	$684	$397
Accrual for warranties	2,426	2,760	1,390
Settlements made (in cash or in kind)	(2,171)	(2,440)	(1,103)

Ending balance	$1,259	$1,004	$684

Note 9. Income Taxes
The reconciliation of income tax computed at the federal statutory rate to the company’s effective income tax rate was as follows:

	For the years ended January 31
	2010	2009	2008

Tax at U.S. federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of U.S. federal benefit	1.3	1.5	1.5
Tax benefit on qualified production activities	(2.1)	(2.0)	(2.1)
Tax credit for research activities	(0.7)	(0.7)	(0.7)
Other, net	0.5	0.6	0.5

	34.0%	34.4%	34.2%

Significant components of the company’s income tax provision were as follows:

	For the years ended January 31
Dollars in thousands	2010	2009	2008

Income taxes:
Currently payable	$14,653	$15,915	$15,201
Deferred	95	216	(779)

	$14,748	$16,131	$14,422

Deferred Tax Assets
Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
Significant components of the company’s deferred tax assets and liabilities were as follows:

	As of January 31
Dollars in thousands	2010	2009	2008

Current deferred tax assets:
Accounts receivable	$103	$211	$105
Inventories	344	408	271
Accrued vacation	857	840	781
Insurance obligations	553	489	456
Warranty obligations	441	352	225
Other accrued liabilities	173	242	237

	2,471	2,542	2,075

Non-current deferred tax assets (liabilities):
Postretirement benefits	1,849	1,623	1,836
Depreciation and amortization	(1,970)	(1,556)	(478)
Uncertain tax positions	1,180	969	741
Other	521	446	441

	1,580	1,482	2,540

Net deferred tax asset	$4,051	$4,024	$4,615

Pre-tax book income for the U.S. companies was $42.8 million and was $569,000 for the Canadian subsidiary. As of January 31, 2010, undistributed earnings of the Canadian subsidiary were considered to have been reinvested indefinitely and, accordingly, the company has not provided United States income taxes on such earnings.
Uncertain Tax Positions
Effective February 1, 2007, Raven adopted new guidance for accounting for unrecognized tax benefits. Upon adoption, the company reported a net $716,000 increase in the liability for unrecognized tax benefits, which was recorded as a reduction to the February 1, 2007 beginning retained earnings balance.
A summary of the activity related to the gross unrecognized tax benefits (excluding interest and penalties) is as follows:

	For the years ended January 31
Dollars in thousands	2010	2009	2008

Gross unrecognized tax benefits at beginning of year	$2,269	$1,793	$1,328
Increases in tax positions related to the current year	463	539	465
Decreases as a result of a lapse in applicable statute of limitations	(76)	(63)	—

Gross unrecognized tax benefits at end of year	$2,656	$2,269	$1,793

During the fiscal year ended January 31, 2010, the only change to uncertain tax positions related to prior years resulted from the lapse of a statute of limitations. The company does not expect any significant change in the amount of unrecognized tax benefits in the next fiscal year.
The total unrecognized tax benefits that, if recognized, would affect the company’s effective tax rate were $1.7 million, $1.5 million and $1.2 million as of January 31, 2010, January 31, 2009, and January 31, 2008, respectively.
42 2010 ANNUAL REPORT RAVEN

The company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. At January 31, 2010, January 31, 2009, and January 31, 2008, accrued interest and penalties were $858,000, $631,000 and $439,000, respectively.
The company files tax returns, including returns for its subsidiaries, with various federal, state and local jurisdictions. Uncertain tax positions are related to tax years that remain subject to examination. As of January 31, 2010, federal tax returns filed in the U.S., Canada and Switzerland for fiscal years ended January 31, 2007 — 2009 remain subject to examination by federal tax authorities. In state and local jurisdictions, tax returns for fiscal years ended January 31, 2004 — 2009 remain subject to examination by state and local tax authorities.
Note 10. Financing Arrangements
Raven has an uncollateralized credit agreement providing a line of credit of $8.0 million with a maturity date of September 1, 2010, bearing interest at the prime rate with a minimum rate of 4.00%. Letters of credit totaling $1.3 million have been issued under the line, primarily to support self-insured workers’ compensation bonding requirements. No borrowings were outstanding as of January 31, 2010, 2009 or 2008, and $6.7 million was available at January 31, 2010. There have been no borrowings under the credit line in the last three fiscal years.
Wells Fargo Bank, N.A. provides Raven’s line of credit and holds the majority of its cash and cash equivalents. One member of the company’s board of directors is also on the board of directors of Wells Fargo & Co., the parent company of Wells Fargo Bank, N.A.
The company leases certain vehicles, equipment and facilities under operating leases. Total rent and lease expense was $328,000, $353,000 and $268,000 in fiscal 2010, 2009 and 2008, respectively. Future minimum lease payments under non-cancelable operating leases for fiscal periods 2011 to 2013 are $234,000, $48,000 and $22,000, respectively, with all leases scheduled to expire during fiscal 2013.
Note 11. Share-based Compensation
At January 31, 2010, Raven had two shareholder approved share-based compensation plans, which are described below. The compensation cost for these plans was $1,034,000, $1,028,000 and $904,000 in fiscal 2010, 2009 and 2008, respectively. The related income tax benefit recorded in the income statement was $184,000, $200,000 and $154,000 for fiscal 2010, 2009 and 2008, respectively. Compensation cost capitalized as part of inventory is not significant.
2000 Stock Option and Compensation Plan
The 2000 Stock Option and Compensation Plan is administered by the Personnel and Compensation Committee of the board of directors and allows for stock awards and incentive or non-qualified options with terms not to exceed 10 years. Fiscal 2010 compensation cost included $144,000 of expense recognized as a result of a 4,800 share stock award. Fiscal 2009 compensation cost included $135,000 of expense recognized as a result of a 5,500 share stock award. There were 255,025 shares of the company’s common stock reserved for future stock awards and stock option grants under the plan at January 31, 2010. Options are granted with exercise prices not less than market value at the date of grant. The stock options vest over a four-year period and expire after five years. Options contain retirement and change in control provisions that may accelerate the vesting period. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The company uses historical data to estimate option exercise and employee termination within the valuation model.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions by grant year:

	For the years ended January 31
	2010	2009	2008

Risk-free interest rate	2.03%	1.64%	3.07%
Expected dividend yield	1.73%	2.12%	1.28%
Expected volatility factor	49.69%	46.32%	40.62%
Expected option term (in years)	4.50	4.25	4.25
Weighted average grant date fair value	$11.28	$8.08	$11.45

Option activity for the year ended January 31, 2010, was as follows:

				Weighted
				average
		Weighted	Aggregate	remaining
		average	intrinsic	contractual
	Number	exercise	value	term
	of options	price	(in thousands)	(years)
Outstanding at beginning of year	382,975	$27.93
Granted	81,200	30.05
Exercised	(65,225)	22.06
Forfeited	(2,400)	27.24

Outstanding at end of year	396,550	$29.33	$428	2.85

Options exercisable at end of year	187,963	$29.96	$129	1.83

The intrinsic value of a stock award is the amount by which the fair value of the underlying stock exceeds the exercise price of the award. The total intrinsic value of options exercised was $314,000, $1.9 million and $3.5 million during the years ended January 31, 2010, 2009, and 2008, respectively. As of January 31, 2010, the total compensation cost for non-vested awards not yet recognized in the company’s statements of income was $1.5 million, net of the effect of estimated forfeitures. This amount is expected to be recognized over a weighted average period of 2.62 years.
2010 ANNUAL REPORT RAVEN 43

Notes to Financial Statements (continued)
Deferred Stock Compensation Plan for Directors
The Deferred Stock Compensation Plan for Directors of Raven Industries, Inc. is administered by the Governance Committee of the board of directors. Under the plan, a stock unit is the right to receive one share of the company’s common stock as deferred compensation, to be distributed from an account established by the company in the name of the non-employee director. Stock units have the same value as a share of common stock but cannot be sold. Stock units are a component of the company’s equity. The plan reserves 50,000 common shares for the conversion of stock units into common stock after directors retire from the board.
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
Outstanding stock units for the year ended January 31, 2010, were as follows:

		Weighted
	Number	average
	of units	price

Outstanding at beginning of year	15,107	$21.81
Granted	4,996	28.02
Deferred retainers	714	28.02
Dividends	409	26.44
Converted into common shares	—	—
Outstanding at end of year	21,226	$28.58

Note 12. Net Income per Share
Basic net income per share is computed by dividing net income by the weighted-average common shares and stock units outstanding. Diluted net income per share is computed by dividing net income by the weighted-average common and common equivalent shares outstanding (which includes the shares issuable upon exercise of employee stock options, net of shares assumed purchased with the option proceeds) and stock units outstanding. Certain outstanding options were excluded from the diluted net income per-share calculations because their effect would have been anti-dilutive, as their exercise prices were greater than the average market price of the company’s common stock during those periods. For fiscal 2010, 2009 and 2008, 338,081, 167,942 and 90,338 options, respectively, were excluded from the diluted net income per-share calculation. Details of the computation are presented below:

	For the years ended January 31
	2010	2009	2008

Numerator:
Net income (in thousands)	$28,574	$30,770	$27,802

Denominator:
Weighted average common shares outstanding	18,020,552	18,031,020	18,099,600
Weighted average stock units outstanding	19,580	13,451	8,580

Denominator for basic calculation	18,040,132	18,044,471	18,108,180

Weighted average common shares outstanding	18,020,552	18,031,020	18,099,600
Weighted average stock units outstanding	19,580	13,451	8,580
Dilutive impact of stock options	3,304	35,771	95,883

Denominator for diluted calculation	18,043,436	18,080,242	18,204,063

Net income per share—basic	$1.58	$1.71	$1.54
Net income per share—diluted	$1.58	$1.70	$1.53

Note 13. Business Segments and Major Customer Information
The company’s reportable segments are defined by their common technologies, production processes and inventories. These segments reflect Raven’s organization into three Raven divisions and the Aerostar subsidiary. Raven Canada and Raven GmbH are included in the Applied Technology Division. Substantially all of the company’s long-lived assets are located in the United States.
Applied Technology products are electronic and Global Positioning System (GPS) devices. They are used primarily on agricultural sprayers for precision farming applications. The segment has developed products for field location control, chemical injection and automated steering. Engineered Films produces rugged reinforced plastic sheeting for industrial, construction and agriculture applications. Electronic System’s capabilities are focused on electronics manufacturing services (EMS) for commercial customers with a focus on high-mix, low-volume production. Assemblies manufactured by the Electronic Systems segment include avionics, secure communication, environmental controls and other products where high quality is critical. Aerostar sells high-altitude and tethered aerostats for government and commercial research, and military parachutes. It produces uniforms and protective wear for U.S. government agencies as a subcontractor and also manufactures other sewn and sealed products on a contract basis.
The company measures the performance of its segments based on their operating income excluding administrative and general expenses. The accounting policies of the operating segments are the same as those described in Note 1, Summary of Significant
2010 ANNUAL REPORT RAVEN 44

Accounting Policies. Other income, interest expense and income taxes are not allocated to individual operating segments, and assets not identifiable to an individual segment are included as corporate assets. Segment information is reported consistent with the company’s management reporting structure.
Business segment information is as follows:

	For the years ended January 31
Dollars in thousands	2010	2009	2008

APPLIED TECHNOLOGY DIVISION
Sales	$86,217	$103,098	$64,291
Operating income	25,722	33,884	19,102
Assets	51,029	48,881	36,938
Capital expenditures	941	2,674	1,008
Depreciation and amortization	1,677	1,383	1,125
ENGINEERED FILMS DIVISION
Sales	$63,783	$89,858	$85,316
Operating income	10,232	10,919	17,739
Assets	35,999	35,862	43,688
Capital expenditures	1,460	3,120	4,012
Depreciation and amortization	3,707	4,303	4,046
ELECTRONIC SYSTEMS DIVISION
Sales	$63,525	$61,983	$67,987
Operating income	8,979	5,926	10,365
Assets	21,216	26,847	25,865
Capital expenditures	290	1,399	1,077
Depreciation and amortization	939	1,159	1,237
AEROSTAR
Sales	$27,244	$27,186	$17,290
Operating income	5,634	4,219	1,506
Assets	10,462	8,744	9,941
Capital expenditures	332	383	156
Depreciation and amortization	398	444	499
INTERSEGMENT ELIMINATIONS
Sales
Engineered Films Division	$(210)	$(210)	$(533)
Electronic Systems Division	(2,776)	(1,977)	(378)
Aerostar	(1)	(25)	(16)
Operating income	60	(52)	(100)
Assets	(92)	(152)	(100)
REPORTABLE SEGMENTS TOTAL
Sales	$237,782	$279,913	$233,957
Operating income	50,627	54,896	48,612
Assets	118,614	120,182	116,332
Capital expenditures	3,023	7,576	6,253
Depreciation and amortization	6,721	7,289	6,907
CORPORATE & OTHER(a)
Operating (loss) from administrative expenses	$(7,407)	$(8,502)	$(7,467)
Assets	51,695	24,233	31,529
Capital expenditures	279	425	382
Depreciation and amortization	387	469	437
TOTAL COMPANY
Sales	$237,782	$279,913	$233,957
Operating income	43,220	46,394	41,145
Assets	170,309	144,415	147,861
Capital expenditures	3,302	8,001	6,635
Depreciation and amortization	7,108	7,758	7,344

(a)	Assets are principally cash, investments, deferred taxes and other receivables.
Sales to a customer of the Electronic Systems segment accounted for 16%, 13% and 11% of consolidated sales in fiscal 2010, 2009 and 2008, respectively, and 13%, 18% and 14%, of consolidated accounts receivable at the end of fiscal 2010, 2009 and 2008, respectively.
Foreign sales are attributed to product delivered to non-U.S. locations. Sales to countries outside the United States, primarily to Canada, were as follows:

	For the years ended January 31
Dollars in thousands	2010	2009	2008

Applied Technology	$17,140	$18,847	$10,104
Engineered Films	1,383	2,034	1,803
Electronic Systems	495	568	6,852
Aerostar	1,219	1,004	1,310

Total foreign sales	$20,237	$22,453	$20,069

2010 ANNUAL REPORT RAVEN 45

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Raven Industries, Inc.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of Raven Industries, Inc. and its subsidiaries (the “Company”) at January 31, 2010, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2010 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing on page 32 of the 2010 Annual Report to Shareholders in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Effective February 1, 2007, as described in Note 9 to the consolidated financial statements, the Company changed the manner in which it accounts for unrecognized tax benefits. As described in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for business combinations affecting business combinations closing after February 1, 2009.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Minneapolis,Minnesota
March 31, 2010
2010 ANNUAL REPORT RAVEN 46

Investor Information
Annual Meeting
May 25, 2010, 9:00 a.m.
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
Dividend Policy
Our policy is to return a substantial portion of earnings to shareholders through regular dividends. Each year our board of directors reviews Raven’s dividend and will increase it when the new level is sustainable. Fiscal 2010 was the 23nd-consecutive year we raised our annual dividend.
Raven Website
www.ravenind.com
Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Minneapolis, MN
Stock Quotations
Listed on the Nasdaq NGS Stock Market—RAVN
Stock Transfer Agent & Registrar
Wells Fargo Bank, N.A.
161 N. Concord Exchange
P.O. Box 64854 South St. Paul,
MN 55164-0854
Phone: 1-800-468-9716
Form 10-K
Raven Industries, Inc.’s Form 10-K for the fiscal year ended January 31, 2010, which has been filed with the Securities and Exchange Commission, is available free of charge on the company’s website, or upon written request to the Investor Relations Department.
Affirmative Action Plan
Raven Industries, Inc. and Aerostar International, Inc. are Equal Employment Opportunity Employers with approved affirmative action plans.
Inquiries
Raven Industries, Inc.
Attention: Investor Relations
P.O. Box 5107
Sioux Falls, SD 57117-5107
Phone: 605-336-2750
Adding Value for Shareholders
Raven stock continues to outperform its industrial peers and the overall market in shareholder return. Investors who bought $100 of the company’s stock on January 31, 2005, held this for five years and reinvested the dividends, have seen its value increase to $174.24. This 12% cumulative growth rate outpaced the S&P 1500 Industrial Index’s minor loss (at $99.59) and the Russell 2000’s slight gain (to $103.25).

FORWARD-LOOKING STATEMENTS
This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the expectations, beliefs, intentions or strategies regarding the future. Without limiting the foregoing, the words “anticipates,” “believes,” “expects,” “intends,” “may,” “plans,” and similar expressions are intended to identify forward-looking statements. The company intends that all forward-looking statements be subject to the safe harbor provisions of the Private Securities Litigation Reform Act. Although management believes that the expectations reflected in forward-looking statements are based on reasonable assumptions, there is no assurance these assumptions are correct or that these expectations will be achieved. Assumptions involve important risks and uncertainties that could significantly affect results in the future. These risks and uncertainties include, but are not limited to, those relating to weather conditions and commodity prices, which could affect sales and profitability in some of the company’s primary markets, such as agriculture, construction and oil and gas drilling; or changes in competition, raw material availability, technology or relationships with the company’s largest customers—any of which could adversely affect any of the company’s product lines—as well as other risks described in the company’s 10-K under Item 1A. This list is not exhaustive, and the company does not have an obligation to revise any forward-looking statements to reflect events or circumstances after the date these statements are made.
Design: Creative Design Board, Northbrook, IL